Form 20-F
period 2020-12-31
Ozon Holdings PLC
filed 2021-03-30
CIK 1822829

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39713

OZON HOLDINGS PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cyprus

(Jurisdiction of incorporation or organization)

Arch. Makariou III, 2-4,

Capital Center, 9th floor, 1065, Nicosia, Cyprus

(Address of principal executive offices)

Nadezhda Belova

+ 357 22 360 000

Arch. Makariou III, 2-4,

Capital Center, 9th floor, 1065, Nicosia, Cyprus

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share with a nominal value of $0.001 per share	OZON	The NASDAQ Global Select Market
Ordinary shares, nominal value of $0.001 per share*	N/A

*	Not registered for trading, but exist only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, 203,729,958 ordinary shares and 2 Class A ordinary shares were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated, the terms “OZON,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Ozon Holdings PLC, together with its consolidated subsidiaries as a consolidated entity.

All references in this annual report (“Annual Report”) to “rubles,” “RUB” or “~~P~~” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.

On November 27, 2020, we issued 37,950,000 ordinary shares (with a nominal value of $0.001 per share) represented by American Depositary Shares, with each ADS representing one ordinary share (“ADSs”), as part of our initial public offering (the “IPO”), including the underwriter’s overallotment option. On November 27, 2020 and December 4, 2020, we also issued an aggregate 4,500,000 ordinary shares represented by ADSs as part of concurrent private placements to Baring Vostok Fund V Nominees Limited (“BVFVNL”), BV Special Investments Limited (“BVSIL”) and Sistema PJSFC (“Sistema”) (“Concurrent Private Placements”).

Use of Non-IFRS Financial Measures

Certain parts of this Annual Report contain non-IFRS financial measures, including, among others, Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. We define:

•

Contribution Profit/(Loss) as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. See Item 3.A. “Key Information—Selected Financial Data” for more detail on these limitations of Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this Annual Report.

Other Key Operating Measures

Certain parts of this Annual Report contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders and number of active buyers. We define:

•

GMV incl. services as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12 month period preceding the relevant date, net of returns and cancellations.

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information—Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	the growth of our brand awareness and overall business; and

•	our ability to improve our product offerings and technology platform and product offerings to attract and retain sellers and customers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	any significant fluctuations in our results of operations and growth rate;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively promote our business and attract new and retain current buyers and sellers;

•	any failure to retain our market position in a competitive e-commerce market or switch of our buyers to offline retail stores or our online or offline competitors;

•	our reliance on counterparties and third-party providers;

•	our reliance on the Russian internet infrastructure, and the risks that disruptions may impair our customers’ experiences and our business operations;

•	any failure to attract or retain our qualified employees and IT specialists;

•	global political and economic stability, and the risks they pose for the Russian economy;

•	imposition of further economic sanctions on Russian companies and businesses and the impact of current sanctions;

•	ongoing development of the Russian legal system and developing legal framework governing ecommerce in Russia;

•

further widespread impacts of the COVID-19 pandemic or other health crises restricting the level of business activity, travel, transportation and otherwise affecting our customers, as well as any governmental or international response measures;

•	privacy, personal data and data protection concerns, and the risk of fines and other sanctions on us if we fail to comply with applicable regulations;

•

our ability to successfully remediate the existing material weakness and significant deficiency in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•

provisions in our articles of association that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests or limit the ability of our shareholders to remove management; and

•

as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of the ADSs.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated statements of profit or loss and other comprehensive income, selected consolidated statements of financial position data and selected consolidated statements of cash flows data as of and for the years ended December 31, 2020, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Revenue:
Sales of goods	81,414	53,487	33,920
Service revenue	22,936	6,617	3,300

Total revenue	104,350	60,104	37,220

Operating expenses:
Cost of sales	(72,859)	(48,845)	(27,662)
Fulfillment and delivery	(30,676)	(16,808)	(8,232)
Sales and marketing	(10,015)	(7,153)	(3,335)
Technology and content	(4,394)	(3,520)	(2,123)
General and administrative	(3,729)	(2,390)	(1,742)

Total operating expenses	(121,673)	(78,716)	(43,094)

Operating loss	(17,323)	(18,612)	(5,874)
Loss on disposal of non-current assets	(35)	(7)	(3)
Finance costs	(2,115)	(980)	(66)
Finance income	311	179	195
Share of profit of an associate	112	54	82
Foreign currency exchange (loss) / gain, net	(1,984)	(213)	78
Other non-operating expenses	(1,000)	—	—

Total non-operating (expense)/income	(4,711)	(967)	286

Loss before income tax	(22,034)	(19,579)	(5,588)
Income tax (expense) / benefit	(230)	216	(73)

Loss for the year	(22,264)	(19,363)	(5,661)

Total comprehensive income for the year	(22,264)	(19,363)	(5,661)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(135.1)	(150.4)	(60.6)

Selected Consolidated Statements of Financial Position Data

(~~P~~ in millions)	For the year ended December 31,
	2020	2019(1)	2018
Total non-current assets	29,800	19,568	6,468
Total current assets	124,808	18,867	11,612

Total assets	154,608	38,435	18,080

Total equity	79,257	817	3,236

Total non-current liabilities	15,140	8,112	584
Total current liabilities	60,211	29,506	14,260

Total liabilities	75,351	37,618	14,844

(1)

We adopted IFRS 16 using the modified retrospective approach with the date of initial application of January 1, 2019. Under this method, the standard was applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

Selected Consolidated Statements of Cash Flows Data

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Net cash generated from/(used in) operating activities	6,570	(14,312)	(3,599)
Net cash used in investing activities	(6,580)	(4,539)	(2,863)
Net cash generated from financing activities	102,567	19,335	5,270
Net increase/(decrease) in cash and cash equivalents	102,557	484	(1,192)
Cash and cash equivalents at the beginning of the period	2,994	2,684	3,803
Cash and cash equivalents at the end of the period	103,702	2,994	2,684

Non-IFRS Measures

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Contribution Profit/(Loss)(1)	815	(5,549)	1,326
Adjusted EBITDA(2)	(11,716)	(15,832)	(5,305)
Free Cash Flow(3)	(2,566)	(19,947)	(6,203)

(1)

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this Annual Report Contribution Profit/(Loss), a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution Profit/(Loss) is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution Profit/(Loss) in this Annual Report because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution Profit/(Loss) is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution Profit/(Loss) provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution Profit/(Loss) excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution Profit/(Loss) should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution Profit/(Loss) for each of the periods indicated:

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Loss for the year	(22,264)	(19,363)	(5,661)
Income tax expense / (benefit)	230	(216)	73
Total non-operating expense/(income)	4,711	967	(286)
General and administrative expenses	3,729	2,390	1,742
Technology and content expenses	4,394	3,520	2,123
Sales and marketing expenses	10,015	7,153	3,335
Contribution Profit/(Loss)	815	(5,549)	1,326

	2019				2020
(~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Loss for the period	(4,138)	(4,325)	(4,570)	(6,330)	(5,690)	(3,288)	(3,879)	(9,407)
Income tax (benefit)/expense	—	(16)	(7)	(193)	(7)	(69)	(18)	(324)
Total non-operating expense	268	119	241	339	177	403	564	3,567
General and administrative expenses	550	569	569	702	773	774	873	1,309
Technology and content expenses	893	873	810	944	940	1,022	1,051	1,381
Sales and marketing expenses	1,398	1,548	1,852	2,355	2,084	2,066	2,392	3,473

Contribution Profit/(Loss)	(1,029)	(1,232)	(1,105)	(2,183)	(1,723)	908	983	647

(2)

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this Annual Report Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this Annual Report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and non-operating expense/(income) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following tables present a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Loss for the year	(22,264)	(19,363)	(5,661)
Income tax expense / (benefit)	230	(216)	73
Total non-operating expense/(income)	4,711	967	(286)
Depreciation and amortization	4,963	2,590	487
Share-based compensation expense	644	190	82
Adjusted EBITDA	(11,716)	(15,832)	(5,305)

	2019				2020
(~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Loss for the period	(4,138)	(4,325)	(4,570)	(6,330)	(5,690)	(3,288)	(3,879)	(9,407)
Income tax (benefit)/expense	—	(16)	(7)	(193)	(7)	(69)	(18)	(324)
Total non-operating expense	268	119	241	339	177	403	564	3,567
Depreciation and amortization	507	559	647	877	957	1,091	1,354	1,561
Share-based compensation expense	66	21	58	45	77	67	121	379
Adjusted EBITDA	(3,297)	(3,642)	(3,631)	(5,262)	(4,486)	(1,796)	(1,858)	(3,576)

(3)

To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this Annual Report Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this Annual Report because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Net cash generated from/(used in) operating activities	6,570	(14,312)	(3,599)
Purchase of property, plant and equipment	(6,714)	(4,742)	(2,472)
Purchase of intangible assets	(126)	(26)	(93)
Payment of the principal portion of lease liabilities	(2,296)	(867)	(39)
Free Cash Flow	(2,566)	(19,947)	(6,203)

	2019				2020
(~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Net cash generated from /(used in) operating activities	(3,282)	(6,935)	(1,373)	(2,722)	(2,410)	(2,107)	443	10,644
Purchase of property, plant and equipment	(401)	(1,244)	(1,478)	(1,619)	(1,099)	(1,983)	(1,626)	(2,006)
Purchase of intangible assets	(7)	(13)	(3)	(3)	(10)	(15)	(48)	(53)
Payment of the principal portion of lease liabilities	(161)	(112)	(198)	(396)	(472)	(392)	(634)	(798)
Free Cash Flow	(3,851)	(8,304)	(3,052)	(4,740)	(3,991)	(4,497)	(1,865)	7,787

Other Data

(~~P~~ in millions, unless indicated otherwise)	For the year ended December 31,
	2020	2019	2018
GMV incl. services(1)	197,414	80,815	41,888
Share of Marketplace GMV, %(1)	47.8	17.4	0.9
Gross profit	31,491	11,259	9,558
Gross profit as a percentage of GMV incl. services, %	16.0	13.9	22.8
Contribution Profit/(Loss) as a percentage of GMV incl. services, %	0.4	(6.9)	3.2
Adjusted EBITDA as a percentage of GMV incl. services, %	(5.9)	(19.6)	(12.7)
Number of orders, million(1)	73.9	31.8	15.3
Number of active buyers, million(1)	13.8	7.9	4.8

(1)

See the definitions of GMV incl. services, Share of Marketplace GMV, number of orders and number of active buyers in “Presentation of Financial and Other Information” and Item 5.A. “Operating and Financial Review and Prospects—Operating Results.”

See also Item 8. “Financial Information.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Summary Risk Factors

Our business is subject to numerous risks. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to, the following:

•	we may experience significant fluctuations in our results of operations and growth rate;

•	we have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward;

•	we may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business;

•	if we fail to effectively promote our business and attract new and retain current buyers and sellers, our business, results of operations and prospects may be materially and adversely affected;

•	if we fail to maintain and enhance our brand, our business, prospects and results of operations may be materially and adversely affected;

•	we operate in a competitive market, and if we fail to retain our current market position, our business and results of operations could be materially and adversely affected;

•

if we fail to improve our customer experience, product offerings and IT platform, we may not be able to attract and retain sellers and buyers, which may have a material adverse effect on our business, financial condition and results of operations;

•

if we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected;

•	our expansion into new products, services, technologies and geographic regions subjects us to additional risks;

•	we may be required to obtain permits or licenses with respect to our existing and new financial technology solutions in the future;

•

we rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations;

•

our business may be adversely affected if counterparties that we contract with who are registered as individual entrepreneurs or self-employed persons, which includes couriers, are classified as our employees;

•	we may have difficulties with sourcing the products we sell through our Direct Sales business;

•	failed deliveries, excessive returns and other logistics issues may adversely affect our business and prospects;

•

a significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations;

•	computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation;

•

privacy and data protection concerns and related claims, including evolving government regulation in the area of consumer data privacy or data protection, could adversely affect our business and results of operations;

•	we may be unable to effectively communicate with our buyers and sellers through email, other messages or social media;

•	real or perceived inaccuracies of our internally calculated operating metrics or industry and competitive information provided by third parties may harm our reputation;

•	we may use open source code in a manner that could be harmful to our business;

•	we may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform;

•	we may be subject to material litigation;

•	we are subject to payments-related risks;

•	we may be impacted by fraudulent or unlawful activities of sellers, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability;

•	if we fail to adequately protect our intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected;

•	we may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards;

•	we are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations;

•

we engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations;

•

we depend on talented employees, including our senior management and IT specialists, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively;

•	employee misconduct is difficult to determine and detect and could harm our reputation and business;

•	we do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks;

•	our business may be materially adversely affected by the COVID-19 pandemic;

•

an increase in the share of international e-commerce companies in the Russian market or changes in measures aimed at restricting international e-commerce may adversely affect our business and results of operations; and

•	if we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences.

Risks Relating to Our Business and Industry

We may experience significant fluctuations in our results of operations and growth rate.

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of the services we provide. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively and on our ability to further improve and develop our financial and management information systems, controls and procedures. In addition, we expect to have to adapt our existing systems and introduce new systems, train and manage our employees and improve and expand our sales and marketing capabilities.

Revenue growth may slow down or decline for any number of reasons, including our inability to attract and retain sellers and buyers, decreased buyer spending, increased competition, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies and general economic conditions. We may also lose buyers and sellers for other reasons, such as a failure to deliver satisfactory customer or transaction experience or high-quality services. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, a disproportionate amount of sales on our platform historically take place during our fourth quarter, and we expect this to continue. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances.

Our results of operations may fluctuate significantly as a result of a variety of factors, including those described above. As a result, historical period-to-period comparisons of our results of operations are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.

We incurred total losses of ~~P~~22,264 million, ~~P~~19,363 million and ~~P~~5,661 million in the years ended December 31, 2020, 2019 and 2018. We will need to generate and sustain increased revenue levels and decrease the proportionate amount of expenses in future periods to achieve profitability in our markets, and even if we do, we may not be able to maintain or increase profitability. We anticipate that we will continue to incur losses in the near term as a result of expected increases in our operating expenses as we continue to invest in our business in order to grow and retain our buyer base, expand our logistics and fulfillment capabilities, as well as continue developing and improving our platform and offering new products and services. These efforts may prove more expensive than we anticipate, and many of our efforts to generate revenue are new and unproven (for example, our recent financial technology (“Fintech”) initiatives, see Item 4.B. “Information on the Company—Business Overview—Financial Services Offerings”). As a result, any failure to adequately increase our revenue or contain the costs related to our expansion could prevent us from attaining or increasing profitability. In addition, we regularly introduce new services, such as our Marketplace, which we added in September 2018, and a number of financial services that we started to actively develop in recent years, such as our OZON.Card and OZON.Installment, and which we expect to add value to our overall business and network, but could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving profitability. As we expand our services to additional sellers and buyers in various regions and add new categories of products, our offerings in these markets may be less profitable than the markets in which we currently operate, which may not offset the costs required to expand into these markets and could impact our ability to achieve or sustain profitability. We may also fail to improve the purchase terms with our suppliers and improve our marketing efficiency and utilization of infrastructure, which could increase our costs and limit our ability to reinvest into other areas of our business. As a result of the preceding factors, in addition to various other factors that may arise, we may not be able to achieve, maintain or increase profitability in the near term or at all.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the current shareholdings. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to the ADSs or convertible into the ADSs. For example, in February 2021, we completed the issuance of $750 million senior unsecured bonds convertible into the ADSs (see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings”). The bondholders have the right to convert the bonds into the ADSs during the relevant conversion period, which, if they exercise, may significantly dilute the value of the outstanding ADSs.

Any further debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our existing indebtedness. Any breach of our financing arrangements, including the covenants, undertakings and other continuing obligations set out in the terms and conditions of the convertible bonds, or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business.

We may be unable to raise additional funds on terms favorable to us or at all, and if financing is not available or is not available on terms acceptable to us, we may be unable to finance our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, any of which would have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to effectively promote our business and attract new and retain current buyers and sellers, our business, results of operations and prospects may be materially and adversely affected.

We believe that the effective promotion of our business is of significant importance to our success. Enhancing our brand recognition in the e-commerce market is critical to increasing the quantity and depth of engagement of sellers and buyers with our platform, which, in turn, enhances the appeal and assortment of products and services to buyers. We have conducted and will continue to conduct various marketing and promotional activities, including through both digital channels and offline media, aimed at increasing the visibility of our business, the attractiveness of our platform for our sellers and buyers and the growth of buyer traffic on our websites and mobile apps. We cannot assure you, however, that these activities will be effective in achieving the intended promotional impact on our business. In addition, our buyers and sellers may have conflicting views regarding some of the new initiatives we introduce to improve our platform, which can diminish our attempts to maintain a positive network effect and negatively affect our buyer and seller base. Further, any negative publicity relating to our products or services, regardless of its veracity, could harm our reputation and cause buyers and sellers to leave our platform, which would have a material adverse effect on our business, financial condition and results of operations. If our marketing efforts are not successful in attracting new and retaining current buyers, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and enhance our brand, our business, prospects and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our OZON brand is significantly important to the success of our business. A well-recognized brand is critical to increasing the number of buyers and sellers and the level of their engagement and, in turn, enhancing the attractiveness of our products and services to them. Despite conducting a number of brand promotion and recognition activities from time to time, we cannot assure you that these activities will be successful in the future or that we will be able to achieve the brand promotion effects that we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness. If our brand is harmed or we are forced to increase our marketing expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected.

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to continuously attract and retain sellers and buyers, expand the market for our products and services, continue technological innovation and offer new capabilities to sellers and buyers. We have many competitors not only among other e-commerce companies, but also physical stores and a large and fragmented group of other offline retailers. We compete with these current and potential competitors for both sellers and buyers. From time to time, our buyers may decide not to continue purchasing products on our platform for various reasons, including choosing to shop in offline retail stores once more. Our sellers may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser known businesses, including businesses from outside Russia, to compete against us. As a result of these various types of current and potential competitors, we may fail to retain or may lose our current market position, we may fail to continue to attract new and maintain our existing buyers and sellers, and we may be required to increase our spending or maintain lower prices, which could materially and adversely affect our business, prospects, financial condition and results of operations.

If we fail to improve our customer experience, product offerings and IT platform, we may not be able to attract and retain sellers and buyers, which may have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain both sellers and buyers. A key factor in attracting and retaining sellers and buyers is our ability to expand the variety of products and services offered by our platform, which, in turn, requires us to attract and retain a large number of sellers. Achieving these objectives requires the maintenance and continual improvement of our products and services, including the customer experience from both the seller and buyer perspective, the accessibility of buyer and seller support services and the reliability of transaction processing services, including reliable and fast delivery options.

To build and maintain our brand reputation and customer loyalty, we need to continue to improve our products and services, as well as innovate and introduce new products and services to enhance the customer experience of our sellers and buyers. This includes improving our platform to optimize product search results, introducing new ways to pay for products bought on our platform (including through OZON.Installment or using our OZON.Card), improving data analytics for sellers and continuing to assess and enhance the customer experience on our websites and mobile apps generally. In addition, we need to adapt and improve customer interfaces on our platform to keep up with evolving buyer preferences. For example, in light of the growing propensity of customers to use smartphones to conduct transactions, we will continue to focus on optimizing our mobile apps to successfully manage access to our platform on mobile devices. Further, it is difficult to predict the problems that we may encounter in innovating and introducing new products and services, and we may need to devote significant resources to the creation, support and maintenance of our platform. We cannot provide any assurances that our innovative technological initiatives to improve our customer experience will be successful, including whether our new products or service offerings and delivery methods will be well-received by sellers and buyers or improve our operational cost efficiencies. If we are unable to increase and retain the number of sellers and buyers on our platform, or increase the quantity and quality of products and services offered, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.

The e-commerce market is characterized by rapid technological developments, frequent launches of new products and services, changes in buyer needs and behavior and evolving industry standards. As a result, participants in the e-commerce industry constantly change their product offerings and business models and adopt new technologies to, among other things, increase cost efficiency and adapt to buyer preferences. There can be no assurances that our key competitors will not adopt a more effective business strategy than us or that our competitors will not be able to more quickly adapt to industry changes than we will. If we fail to successfully and timely respond to technological or industry developments, it could result in a loss of sellers and buyers, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our expansion into new products, services, technologies and geographic regions subjects us to additional risks.

Our growth strategy depends, in part, on our expansion into new product or service offerings, such as the new financial technology services we offer. Our new initiatives may not be as profitable as expected, and we may be unable to recover our investments in them. In addition, we may be subject to claims if these product or service offerings suffer from service disruptions or failures or other quality issues. Failure to realize the expected returns of any of our investments in new technologies, products or services could result in our inability to cover the costs we incurred to develop these technologies, which may adversely affect our financial condition or results of operations. Expansion of the categories of products we are offering, such as pharmaceuticals or alcoholic beverages, may result in increased regulatory scrutiny and compliance requirements as a result of the uncertain application of laws, regulations and changing enforcement practices. If we or our sellers fail to comply with laws and regulations applicable to regulated products, our Buyer Website and Shopping App may be blocked or restricted, which may adversely affect our business, financial condition and results of operations.

We may be required to obtain permits or licenses with respect to our existing and new financial technology solutions in the future.

We are actively developing a number of Fintech initiatives, which we believe should be complementary to the creation of an integral ecosystem around our primary e-commerce business and are aimed at increasing our average order value, the retention of our buyers and the loyalty of our sellers, as well as at lowering acquisition costs while processing payments. In the recent years, we have already introduced a number of Fintech solutions, such as OZON.Card, OZON.Account and OZON.Installment. See Item 4.B. “Information on the Company—Business Overview—Financial Services Offerings.”

The regulation of Fintech solutions in Russia is currently being developed , and we are currently expanding, and may continue to expand, into new Fintech and Fintech-related solutions. For example, in February 2021, we established a microfinancing company and intend to apply for its inclusion in the register of microfinancing companies maintained by the Central Bank of Russia (“CBR”) to provide the respective services. Although we do not believe we are required to hold or obtain, and do not currently hold, any other permits or licenses in order to offer our Fintech solutions, since legislation around these offerings is continuing to evolve and we may continue to expand into Fintech and may be subject to different interpretation by the Russian regulatory authorities in the future, there can be no assurance that we will not be required to obtain any such permits or licenses in the future with respect to any of our current or future Fintech solutions. If we fail to obtain such permits or licenses, currently or in the future, or fail to comply with any such permits or licenses we obtain, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers and various logistics providers. If we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations. If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms and, therefore, face the need of switching to new third-party providers, who may provide services to us at higher prices, and any of the following of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business may be adversely affected if counterparties that we contract with who are registered as individual entrepreneurs or self-employed persons, which includes couriers, are classified as our employees.

A number of counterparties that we contract with are individuals registered either as individual entrepreneurs or self-employed persons. As a result of being registered as either an individual entrepreneur or self-employed person, we are not obliged to withhold personal income tax and pay social contributions when paying these counterparties for the services that they provide to us.

Persons registered as individual entrepreneurs pay personal income tax and social insurance contributions themselves.

Recently, a special tax regime for taxation of professional income was established, which allows individuals to register under a simplified “self-employed” regime. This special tax regime, which was developed and promoted by the Russian tax authorities to formalize relationships between legal entities and freelance individuals, provides for taxation of individuals who sell goods, perform work or provide services without having an established labor relationship and who are working as freelancers; for example, couriers, taxi drivers, IT specialists, translators and tutors. A self-employed person’s annual income cannot exceed ~~P~~2.4 million in order for this special tax regime to apply. Individuals who obtain self-employed status are exempt from paying personal income tax and obligatory social insurance contributions and instead pay 4% or 6% tax through a mobile application on the receipt of their income. Provisions regulating this new “self-employed” special tax regime, however, remain untested by the Russian administrative and court practice due to insufficient period of implementation.

One of our key Russian operating subsidiaries contracts with some individuals who are registered as self-employed and individual entrepreneurs (for example, couriers that help with our fulfillment and logistics). As such, based on current legislation, we do not consider these individuals to be members of our staff, and we are not obliged to pay or withhold any taxes or contributions when making payments to them. As a result, there is a risk that the courts may, upon the demand of the Russian authorities or the relevant individual entrepreneurs or self-employed individuals, reclassify our relationships with such individuals as labor relationships if such individuals are regularly and predominantly working for the benefit of our Russian subsidiaries, which could result in the assessment of additional taxes, penalties and other liabilities on our Russian subsidiaries and could adversely affect our business, prospects, financial condition and results of operations.

We may have difficulties with sourcing the products we sell through our Direct Sales business.

Besides connecting, and facilitating transactions between, buyers and sellers on our Marketplace, we sell products directly to our buyers through our Direct Sales business. In our Direct Sales business, we purchase and hold inventory of a selection of products in our fulfillment centers to be sold directly to buyers, and therefore are dependent on our suppliers we source the products from. There can be no assurance that we will be able to timely replace any of our suppliers in case their products are no longer available to us or otherwise procure the supply of products to our facilities to be sold through the Direct Sales business, which may adversely affect our business, prospects, financial condition and results of operations.

Failed deliveries, excessive returns and other logistics issues may adversely affect our business and prospects.

We offer our buyers a selection of delivery options, including delivery by courier, collection from our offline network of pick-up points and OZON.Box parcel lockers, as well as Russian Post and other third-party delivery service providers. If a delivery fails to reach the buyer, we may continue bearing the inventory costs or be required to engage with the seller for the return of the undelivered product. Even if the product is successfully delivered to the buyer and delivery is verified, we and our sellers are required, in most cases, to allow buyers to return products within a certain period of time after delivery. We also face the risk that third-party logistics providers and couriers might misappropriate inventory or mishandle packages, and we may struggle to verify delivery if the packages are delivered without obtaining buyer signatures or otherwise duly identifying the buyer. When products are delivered without verification, we may be required to deliver a duplicate product. A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition and results of operations.

A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.

Our e-commerce business is critically dependent on the performance and reliability of Russia’s internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our platform. Telecommunications capacity constraints in Russia may impede the development of our business and may limit internet usage more generally.

As our data centers and all of our backup centers are located in Moscow, we are heavily reliant on Russia’s internet infrastructure to operate our business. Since these centers are located, along with the office of our key operating subsidiary, in Moscow, our operations may also be negatively impacted by disruptions to the power grid, natural disasters or other events affecting the Moscow region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues with the infrastructure in Russia more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue.

We have in the past and may continue to experience mobile app and website disruptions, outages and other website performance problems for a variety of reasons, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of buyers accessing our websites simultaneously and denial of service or fraud or security attacks. In addition, we may experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities. Slow response times or system failures may make our platform less attractive to sellers or buyers. If we experience technical problems in delivering our services over the internet, we could experience reduced demand for our services and lower revenue.

Significant disruptions in internet access or in the internet generally mentioned above could significantly harm our business, prospects, financial condition and results of operations.

Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation.

Our online systems, including our websites, mobile apps and our other software applications, products and systems, could contain undetected errors, or “bugs,” that could adversely affect their performance. While we regularly update and enhance our websites and IT platform and introduce new versions of our mobile apps, the occurrence of errors in any such updates or enhancements may cause disruptions in the provision of our services and may, as a result, cause us to lose market share, and our reputation and brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and cyber security compromises have in the past, which to date have not been material, and may in the future cause delays or other service interruptions on our systems. However, we may be subject to hacking attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our buyers’ and sellers’ personal data. While we employ various antivirus and computer protection software in our operations, we cannot provide any assurance that such protections will successfully prevent all hacking attempts (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail and other communications systems), result in security breaches and the inadvertent disclosure of confidential and/or sensitive information and hinder access to our platform.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or other compromise of our systems becomes highly publicized, our reputation could be materially damaged, resulting in a decrease in the use of our products and services. The inadvertent transmission of computer viruses could also expose us to liability and legal action, which may adversely affect our business, financial condition and results of operations.

Privacy and data protection concerns and related claims, including evolving government regulation in the area of consumer data privacy or data protection, could adversely affect our business and results of operations.

We collect, process, store and transmit large amounts of data, including confidential, sensitive, proprietary, business and personal information. The effectiveness of our technology, including our artificial intelligence (“AI”) systems, and our ability to offer our products and services to sellers and buyers depends on the collection, storage and use of data concerning customer activity, including personally identifying or other sensitive data. Our collection and use of this data for targeted advertisements, product recommendations, data analytics and outreach communications might raise privacy and data protection concerns that could negatively impact the demand for our products and services. We use third-party technology and systems for encryption, employee email, content delivery to buyers and other functions. Although we have developed systems and processes designed to protect seller and buyer information and prevent and mitigate the impact of data breaches and other fraudulent activities (whether directly through us or indirectly through our sellers or buyers), such measures cannot guarantee the security of such data and may be circumvented or fail to operate as intended.

We may also be subject to claims or regulatory sanctions for actions of third parties that are beyond our control, such as the misrepresentation of information or other inappropriate or unlawful actions with respect to use and processing of buyer and seller data. In our seller agreements and buyer contracts, we have specific clauses where we explicitly deny any responsibility for actions by third parties or for the accuracy of information they provide to us, and such actions are violations of our terms and conditions to misuse our services. Nevertheless, there can be no assurance that these preventative measures will fully protect us from such actions, which, regardless of merit, may force us to participate in time-consuming and costly litigation or investigations, divert significant management and staff attention, and damage our reputation.

The Russian Parliament and Government enacted consumer data privacy and data protection laws and regulations on, among other things, the solicitation, collection, transfer, processing and use of personal data. Regulation of this nature could reduce demand for our products and services if we fail to design or develop our operations in a way to be compliant with the applicable regulations. The failure to prevent or mitigate data loss, theft, misuse or other security breaches or vulnerabilities affecting our or our sellers’ and buyers’ systems, could expose us or our customers to the risk of loss, disclosure or misuse of such information, could result in liability and expose us to litigation and regulatory action (including under privacy or data protection laws), deter buyers or sellers from using our platform and services, and otherwise harm our business and reputation.

In Russia, in order to process an individual’s personal data, we must obtain the individual’s consent. This consent may be revoked at any time and, if revoked, the relevant personal data must be deleted. We do not collect or perform any operations on our customers’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data, including ourselves, must register as personal data operators with Roskomnadzor, the Russian regulatory authority for data protection. Roskomnadzor, among its other functions, ensures compliance with the data protection legislation and conducts scheduled and unscheduled audits to ensure such compliance, maintains the registers of personal data operators, infringers of personal data processing requirements and blocked websites, and initiates legal proceedings in case of violations and if required, the imposition of fines or other penalties. The trans-border transfer of personal data is allowed, subject to consent of the individual.

Under Russian law, processors of personal data are obliged to record, systematize, accumulate, store, clarify (update, modify) and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide, upon request, Roskomnadzor with information regarding the location of databases containing the personal data of Russian citizens. A failure to comply with these legal requirements may result in restrictions on our operations, including restricting access to our Buyer Website and including OZON in the special register for infringers of personal data processing requirements, as well as significant fines (up to ~~P~~6 million or ~~P~~18 million for repeat violations). Roskomnadzor also conducts scheduled and unscheduled audits to ensure compliance with the personal data legislation and may initiate legal proceedings in case of violations.

Some of the legal restrictions may be subject to broad interpretation. For example, no standard definition of a “database” exists within the law and, under definitions contained in the Russian Civil Code (the “Civil Code”), a variety of documents and virtual objects (for example, Microsoft Office files) may be referred to as a database. Our information resources, including personal data, may be stored in a virtual environment (as part of our own cloud computing), which may significantly hinder the determination of the exact location of each virtual object and make it more difficult for us to provide the required information on the location within the required period.

In addition, Russia continues to develop its legal framework, including with respect to data privacy and data protection. See “—The legal framework governing e-commerce, data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.” Any uncertainties in the current Russian legislation on data privacy and data protection may be interpreted adversely to us by the Russian regulatory authorities and courts, and we may face liability for collection, processing, storage and transmission of personal data as a result, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Although we believe we are in compliance with these regulations, any change in the regulations or in their interpretation could make it costly, difficult or impossible for us to comply with them and may require us to incur significant efforts and resources.

If we were found in violation of any privacy or data protection laws or regulations, this could lead to legal liability, and our business may be materially and adversely affected, and we may have to change our business practices or potentially our products and services. In addition, such laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology. If a data breach were to occur, or if a violation of privacy or data protection laws and regulations were to be alleged, our platform may be perceived as less desirable, and our reputation, business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be unable to effectively communicate with our buyers and sellers through email, other messages or social media.

We rely on newsletters in the form of emails and other messaging services in order to promote our platform and inform our buyers of our product offerings and/or the status of their orders, or inform our sellers of any updates on the terms and conditions of the sale of their products on our Marketplace. Changes in how webmail services organize and prioritize emails could reduce the number of buyers and sellers opening our emails. For example, some webmail services offer tools and features that could result in our emails and other messages being shown as “spam” or as lower priority to our consumers, which could reduce the likelihood of consumers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages or imposing additional requirements on our ability to conduct email marketing or send other messages, could impair our ability to communicate with our buyers and sellers. If we are unable to send emails or other messages to our buyers and sellers, if such messages are delayed or if buyers and sellers do not receive or decline to open them, we would no longer be able to use this free marketing channel. This could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels to compensate and as a result, our business could be adversely affected.

Additionally, malfunctions of our email and messaging services could result in erroneous messages being sent and buyers and sellers no longer wanting to receive any messages from us. Furthermore, our process of obtaining consent from our buyers to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, and our use of email and other messaging services could result in claims against us.

Since we also rely on social media to communicate with our buyers, changes to the terms and conditions of relevant providers could limit our ability to communicate through social media. These services may change their algorithms or interfaces without notifying us, which may reduce our visibility. In addition, there could be a decline in the use of such social media by our buyers, in which case we may be required to find other, potentially more expensive, communication channels.

An inability to communicate through emails, other messages or social media could have a material adverse effect on our business, prospects, financial condition and results of operations.

Real or perceived inaccuracies of our internally calculated operating metrics or industry and competitive information provided by third parties may harm our reputation.

Most of our operating metrics included in this Annual Report and which we regularly communicate to the market are calculated by us internally. We also provide industry, market and competitive information in this Annual Report based on studies and reports of third parties.

There may be inherent challenges in calculating some of these measures, for example, the number of active buyers, active sellers and number of orders. In addition, our measures of calculating operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. For instance, we calculate GMV incl. services in this Annual Report as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. Other companies may calculate GMV differently, and we have historically calculated and presented to market participants GMV incl. services both inclusive and net of value added tax. We believe our calculation of GMV incl. services in this Annual Report provides investors with a useful tool to understand the value of orders processed through our platform and services rendered to our buyers and sellers. However, if buyers, sellers or investors do not perceive our operating metrics or information on our competitive position in the market to be accurate, or if we discover material inaccuracies in our operating metrics, our reputation could be materially and adversely affected.

We may use open source code in a manner that could be harmful to our business.

We use open source code, which is subject to licensing, in connection with our technology and services. Original developers of open source code do not provide warranties for the use of their source code. The use of such open source code may ultimately require us to replace certain code used in our platform, pay a royalty to use certain open source code or discontinue certain aspects of our platform. As a result, the use of open source code could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.

We are exposed to product liability or food safety claims relating to personal injury or illness, death or environmental or property damage caused by the products that are sold by us or through our Marketplace, and we do not maintain any insurance with respect to such product liability. As the products offered by us or through our Marketplace are manufactured by third parties, we have only limited control over the quality of these products. In addition, we cannot always effectively prevent our sellers from selling harmful or defective products on our Marketplace, which could cause death, disease or injury to our buyers or damage their property. We may be seen as having facilitated the sale of such products and may be forced to recall such products. Under our Direct Sales model, where we act directly as seller, we may also have to recall harmful products.

Although we require that our sellers only offer products that comply with the existing product safety rules and monitor such compliance, we may not be able to detect, enforce or collect sufficient damages for breaches of such agreements. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective products could damage our brand and reputation. Any material product liability, food safety or other claim could have an adverse effect on our business, prospects, results of operations and financial condition.

We may be subject to material litigation.

We have been involved in litigation relating principally to contract disputes, third-party intellectual property infringement claims, employment and tax-related cases and other matters in the ordinary course of our business. For instance, on September 4, 2020, we terminated a term sheet that was entered into in June 2020 between ourselves, our principal shareholders and Sberbank of Russia. The term sheet provided for, among other things, the payment of a break-up fee equal to ~~P~~1 billion from us to Sberbank of Russia in the event that we breached an exclusivity undertaking contained in the term sheet. On November 12, 2020, we and Sberbank of Russia agreed to resolve all of our disagreements related to this term sheet by entering into a settlement agreement in which we and Sberbank of Russia agreed to: (i) release and waive, to the fullest extent permitted by law, any and all claims against each other relating to the term sheet, and (ii) confirm the absence of any known non-contractual claims that could arise in relation to any other relationship between us and Sberbank of Russia. While we and Sberbank of Russia did not admit any breach nor concede any liability under the term sheet in the settlement agreement, we agreed under the settlement agreement to pay Sberbank of Russia ~~P~~1 billion. As our business expands, we may face an increasing number of such claims, including those involving high amounts of damages. As a public company, we may face additional exposure to claims and lawsuits inside and outside Russia.

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, defending against these claims could be both costly and time consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could result in damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift cards, direct debit from a buyer’s bank account, consumer invoicing and card and cash payment upon delivery (which has temporarily been suspended in light of the COVID-19 pandemic). We are currently subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products). For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs.

We rely on third parties to provide certain payment methods and payment processing services, including the processing of credit cards, debit cards and promotional financing. In each case, it could disrupt our business if these processing services become unwilling or unable to provide these services to us, or if the services are offered on less favorable terms in the future.

We have experienced in the past fraudulent payment activities on our platform, which to date have not been material to us, and may continue to experience these fraudulent activities in the future. Although we have implemented various measures to detect and reduce the occurrence of fraudulent payment activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among our buyers and sellers.

We are also subject to payment card association operating rules, such as the Payment Card Industry Data Security Standard (PCI DSS), including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it costly, difficult or impossible for us to comply. Failure to comply with these rules or requirements, as well as any breach, compromise or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in our being liable for card issuing banks’ costs, subject to fines and higher transaction fees and the loss of the ability to accept credit and debit card payments from our buyers, process electronic funds transfers or facilitate other types of online payments, and our business and results of operations could be adversely affected.

We may be impacted by fraudulent or unlawful activities of sellers, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.

The law relating to the liability of online service providers is currently unsettled in Russia, and governmental agencies have in the past and could in the future require changes in the way online businesses are conducted. Our standard agreement with the sellers on our Marketplace provides for monthly payments to sellers for the products sold rather than immediate payment after the sale of a product. Our standard form agreement with our sellers provides that we will directly compensate the buyer for the purchase price if a buyer makes a return and the seller must refund us the price of the returned product. These provisions are designed to prevent sellers from collecting payments, fraudulently or otherwise, in the event that a buyer does not receive the products they ordered or when the products received are materially different from the seller’s descriptions, and to prevent sellers on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating the proprietary rights of others or otherwise violating our product requirements. If our sellers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation, and we could face civil or criminal liability for unlawful activities by our sellers.

If we fail to adequately protect our intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.

We rely on registered trademarks and confidentiality agreements to protect our intellectual property rights. However, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights.

We are not always able to discover or determine the extent of any unauthorized use of our proprietary rights. Actions taken by third parties that license our proprietary rights may materially diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property do not always adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

The Russian legal system and courts do not have a reputation for protecting intellectual property rights as vigorously as jurisdictions such as the United States. Companies operating in Russia thus face a higher risk of intellectual property infringement compared to companies operating in certain other jurisdictions. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be adversely affected.

We may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.

We rely, to some extent, on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Due to the nature of our business operations, we may from time to time be subject to material intellectual property claims connected with violations of the exclusive rights of third parties. We also expect to be exposed to a greater risk of being subject to such claims in light of growing competition in the market and an increasingly litigious business environment in Russia. A number of internet, technology, media and patent-holding companies own or are actively developing patents covering e-commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with e-commerce and other online activities are likely to arise in the future. In addition, we use certain open source code, and the use of open source code is often subject to compliance with certain license terms, which we may inadvertently breach. See “—We may use open source code in a manner that could be harmful to our business.”

Although our employees are instructed to avoid acts that would infringe the intellectual property of others, we cannot be certain that our products, services and brand identifiers do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may incur substantial expenses in responding to and defending against infringement claims, regardless of their veracity. Such diversion of management time and expenses, and the potential liability associated with any lawsuit, may cause significant harm to our business, prospects, financial condition and operations. A successful infringement claim against us could result in significant monetary liability, such as being liable for license fees, royalty payments, lost profits or other damages, or material disruption of our business. Similarly, the owner of the intellectual property may obtain injunctive relief to prevent us from making further use of certain technology, software or brand identifiers. If the amount of such payments is significant or if we are prevented from incorporating certain technology or software into our products or services or using our brand identifiers without hindrance, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.

We operate and conduct business across the entirety of Russia, where instances of fraud, money laundering, bribery and corruption have been reported to have taken place. We have policies and procedures designed to assist with compliance with applicable laws and regulations, and upon becoming a public company in the United States, we will be subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be strictly followed at all times and that they will effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering laws, including the FCPA, will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws, including those related to fraud, money laundering, bribery and corruption. Moreover, we have adopted our internal anti-money laundering and sanctions compliance policies only recently, and there could be no assurance that there were no violations prior to that or that our employees will yet to have sufficient experience to follow such policies properly. We are thus exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

We engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.

In response to certain geopolitical tensions, a number of countries, including the United States, EU countries and Canada, imposed a variety of trade and economic sanctions aimed at Russia as well as certain individuals and entities within Russia and Ukraine. In December 2014, the President of the United States issued Executive Order Number 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the Crimea region and most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order Number 13685, the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), designate parties operating in the Crimea region on the OFAC list of Specially Designated Nationals and Blocked Persons (“SDN List”). As a result of these restrictions, we are unable to establish and grow any on-the-ground operations in Crimea and to provide the same services in Crimea that we provide to our buyers and sellers in Russia generally. U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Non-U.S. persons and companies may be designated on the SDN List if they engage in significant transactions with persons designated on the SDN List under U.S. sanctions programs with respect to Russia. Although we do not operate on the ground in the Crimea region and have no facilities, assets nor employees located in the region subject to the embargo, third-party services deliver products ordered on our site to buyers located in the region and third-party independent agents operate a limited number of pick-up points in the region, which distribute packages ordered through our websites and mobile apps along with packages ordered though other providers. In the event sanctions are imposed on the third-party independent agents operating our pick-up points in Crimea or the logistics operators involved in delivering shipments to Crimea, we may be unable to satisfy all or a substantial part of the orders placed by customers in the embargoed region. Since the imposition of embargo, less than one percent of our revenue has been generated from orders delivered to the Crimea region. While we believe that current United States and EU sanctions programs do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States and certain EU member states or changes in the interpretation of the existing sanctions, including the scope of embargo in place with respect to the Crimea region and the application of secondary sanctions on persons operating in the embargoed region, may restrict certain of our operations in the future.

We conduct the customary “know-your-customer” (“KYC”) and onboarding procedures for our sellers and suppliers in accordance with our internal policies. See also “—We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.” However, we face the risks of receiving incorrect, inaccurate or misleading information in the course of these procedures. If, notwithstanding our onboarding procedures, we transact with a person or entity subject to the U.S., EU or other sanctions, our reputation and results of operations may be materially and adversely affected.

To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations both in and outside of Russia or raise funding from international financial institutions or the international capital markets. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions may expose us to negative legal and business consequences, including penalties, government investigations and reputational harm.

We depend on talented employees, including our senior management and IT specialists, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including personal career development plans or alternative compensation packages. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations.

Training new employees with no prior relevant experience could be time consuming and requires a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue growth, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia relative to that in other jurisdictions is not as mature, and accessibility to many forms of insurance coverage common in other jurisdictions is limited. We currently maintain insurance coverage for our fulfillment centers and service centers but do not maintain insurance coverage for our servers, pick-up points, business interruption risks, product liability or third-party liability in respect of most of environmental damage arising from accidents on our property or relating to our operations. Until we obtain adequate insurance coverage, there is a risk of irrecoverable loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business may be materially adversely affected by the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China, which spread throughout the world, including Russia, Cyprus and the United States, and the highly contagious disease caused by the novel coronavirus was classified as the global pandemic. The COVID-19 pandemic has had a significant impact on the economies of most countries, including Russia, and has led to the closure of borders, restrictions on movement, the suspension of manufacturing and production and the cancellation of mass events. In order to prevent the spread of infection, on March 28, 2020, the Russian Government introduced a number of recommendations and restrictions, including restrictions on the movement of citizens and a limitation on most commercial activities in the country. These restrictions differ in scope across various regions of Russia and are also subject to continuous updating, resulting in both the strengthening and loosening of such restrictions in different regions on a near daily basis. In the second week of June 2020, a gradual loosening of these restrictions in Russia commenced, including in Moscow. As a result of these mobility restrictions imposed by the Russian Government, in March and April 2020, we experienced increased demand for our products and services. In April 2020, we were included in the list of systemically important companies by the special decree of the Russian Government, which will allow us to be considered for special government support during the COVID-19 pandemic. As a result of these support measures, our operations were not subject to the mobility restrictions imposed on businesses and the general public. We also benefited from a 1.0% online payment processing fee limit introduced by the CBR for retailers of certain essential products from April 2020 to September 2020. The online payment processing fee limit was imposed on Russian banks and other financial institutions, which were required to limit their fees to accept online debit and credit card payments for such retailers to 1.0%. This reduction of the online payment processing fee had the effect of decreasing our fees for cash collection expenses as a percentage of GMV incl. services in the year ended December 31, 2020, which was partially offset by the increase of the share of online payments on our platform during that period. As a result, our fees for cash collection expenses as a percentage of GMV incl. services decreased by 0.4 percentage points in the year ended December 31, 2020, compared to the year ended December 31, 2019. While we benefitted from the 1.0% online payment processing fee limit, which has since been terminated, we do not believe that there will be any material impact as a result of its termination. The measures mentioned above are the only material support that we received as a result of our inclusion in the list of systemically important companies. However, since the full impact of the COVID-19 outbreak continues to evolve, it is uncertain what effect the pandemic will have on our business in future periods.

The extent to which COVID-19 and the actions taken by governments to limit the spread of COVID-19 may impact our business and the businesses of our sellers and suppliers depends on future developments, which are highly uncertain and cannot be predicted. For example, these events could cause a temporary closure of the facilities we use for our operations, interrupt our fulfillment, delivery or logistics systems, or severely impact consumer behaviors and the operations of our sellers, buyers, suppliers and other users of our products and services. Our operations could also be disrupted if any of our employees or employees of our suppliers or sellers are suspected of contracting COVID-19, as this could require us or our suppliers or sellers to quarantine some or all of these employees and implement disinfection measures to the facilities and premises used for our operations. It is not possible to determine the ultimate impact that the COVID-19 pandemic may have on our business operations and financial results, which is dependent upon numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in Russia or elsewhere, actions taken by governments, domestically and internationally, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in Russia and globally, consumer demand, our ability and the ability of sellers, logistics service providers and other users of our products and services to continue operations in areas affected by the pandemic and our efforts and expenditures to support our buyers, sellers and partners and ensure the safety of our employees. Due to uncertainties that will be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, there can be no assurances that our business will not be adversely impacted going forward.

An increase in the share of international e-commerce companies in the Russian market or changes in measures aimed at restricting international e-commerce may adversely affect our business and results of operations.

We face competition from companies engaged in international e-commerce. If such companies were to substantially increase their market share in Russia, our business and results of operations could be adversely affected.

In addition, in recent years, Russia has imposed a number of measures aimed at supporting the development of domestic e-commerce businesses. For example, in 2019 and 2020, the cost of products being sent to Russia from abroad that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. See Item 4.B. “Information on the Company—Business Overview—Regulatory Environment—Customs Regulation.” This and any other changes aimed at incentivizing buyers to shop on Russian e-commerce platforms appear beneficial for our growing business. However, if such regulations are abolished or the threshold for the cost of goods that may be imported free of customs duty is changed to earlier or higher levels, we may face an increased level of competition from a large number of foreign competitors.

If we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences.

Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Additional Information—Taxation—Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by us. Based on the current and anticipated profile of our income, assets and operations, we intend to take the position that we were not in 2020, and we do not currently expect to become, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, there can be no assurance that we were not and will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status in any taxable year. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see Item 10.E. “Additional Information—Taxation—Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

Risks Relating to Russia

Investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors in emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies such as the economy of Russia are subject to rapid change and that the information set out herein may become outdated relatively quickly.

The Russian economy was adversely affected by the global financial and economic crisis and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, the disruptions in the global financial markets have had a severe impact on the liquidity of Russian entities, the availability of credit and the terms and cost of domestic and external funding for Russian entities. This could adversely influence the level of buyer demand for various products and services, including those sold or provided by and through us. As has happened in the past, financial events such as significant depreciation of the ruble, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the crisis in Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments, as well as adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices could slow or disrupt the Russian economy and adversely affect our business, prospects, financial condition and results of operations. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisers before making an investment in the ADSs.

Economic instability in Russia could adversely affect our business.

Our primary operation market is Russia. As a result, our business and results of operations are dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times:

•	significant volatility in its GDP;

•	the impact of international sanctions;

•	high levels of inflation;

•	increases in, or high, interest rates;

•	sudden price declines in oil and other natural resources;

•	instability in the local currency market;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	budget deficits;

•	the continued operation of loss-making enterprises due to the lack of effective bankruptcy proceedings;

•	capital flight; and

•	significant increases in poverty rates, unemployment and underemployment.

The Russian economy has been subject to abrupt downturns in the past. Furthermore, following the imposition of economic sanctions by the United States and the EU and the decline of oil prices, in 2015, Russia’s GDP declined by 2.0% in real terms. In 2019 and 2018, Russia’s GDP grew by 2.0% and 2.8% in real terms, respectively, according to the Russian Federal Statistics Service (“Rosstat”). However, in 2020, Russia’s GDP declined by 3.1% in real terms, according to Rosstat, and there is a risk that Russia’s previous or any expected growth in the future will not be achieved due to generally unfavorable economic conditions or geopolitical factors, and this consequently may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, the recent outbreak of COVID-19 across the world has and could continue to adversely affect business activity and trade, resulting in an overall deterioration of spending power and general willingness to spend in the Russian economy and thus, a decreased demand for our products and services. See “—Our business may be materially adversely affected by the COVID-19 pandemic.” There can be no guarantee that, despite any national or international responses to COVID-19 or any other diseases, such outbreaks would not cause material and sustained disruptions to global and domestic economic activity and our business. Any deterioration in the general economic conditions in Russia (whether or not as a result of the events mentioned above) could have a material adverse effect on the Russian economy and our business, prospects, financial condition and results of operations.

The legal framework governing e-commerce, data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.

As e-commerce and the internet continue to develop on a global scale and, in particular, in Russia, new laws and regulations relating to the use of the internet in general and the e-commerce sector in particular may be adopted. These laws and regulations may further govern the collection, use and protection of data, buyer protection, online payments, pricing, anti-bribery, tax, website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance and administrative burdens. We must comply with applicable regulations in Russia, and any non-compliance could lead to fines and other sanctions imposed by the Russian government authorities.

Over the recent years, a number of legislative initiatives related to the internet were submitted to the Russian State Duma, the lower house of the Russian Parliament, and a few of them were further signed into laws. For example, in December 2018, a draft law aimed at ensuring the safe and sustainable functioning of the internet in Russia was submitted for consideration to the Russian State Duma and, in April 2019, the draft law was adopted. The law requires Russian telecommunications operators to install new equipment to ensure that the Russian internet functions autonomously in case the global internet is not operating in Russia, and introduces the notion of the Russian national domain zone. It is currently unclear how this law might affect our operations, and there can be no assurances that this may not negatively affect our business or operations. Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our websites are accessible within an acceptable load time, which may adversely affect our business.

In addition, a number of legislative initiatives, including a draft law regulating big data, are reportedly under consideration. If any such initiatives applicable to the use of the internet and the e-commerce sector are adopted, we may be required to comply with the new requirements, and such compliance may require us to introduce further security protection measures or make further costly investments in our IT infrastructure, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations.

The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial state-owned institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. See “—We engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.” From time to time, we raise financings and engage in routine transactions with Russian state owned financial institutions that have been designated under U.S. and EU sectoral sanctions. Although such transactions are not currently prohibited by U.S. and EU sanctions, in the event the scope of these sanctions is expanded or if these entities become subject to blocking sanctions, our ability to raise financing and to transact with such parties may be hindered, which would adversely affect our business. In 2020 and 2021, these sanctions were prolonged, extended and expanded. Political and economic sanctions may impede our ability to effectively manage our legal entities and operations in and outside of Russia. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of U.S. or EU sanctions, our business has been adversely affected from time to time by the impact of sanctions on the broader economy in Russia. Although we do not operate in any sectors of the Russian economy that have been targeted by U.S. or EU sanctions and have no reason to believe that we would be targeted by any sanctions in the future, further expansion of sanctions on Russia and Russian entities may have an adverse effect on our ability to expand and grow our business and raise financings to fund the development of our business.

Since March 2019, several Russian book publishers, including Litres Holding Limited (“Litres”), in which we hold a 42.27% interest, and our former controlling shareholder, have been subject to sanctions imposed by Ukraine, which have blocked Ukrainian users from accessing our services and websites and those of Litres.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The list included the 96 wealthiest Russian businessmen, including Mr. Vladimir Evtushenkov, who beneficially owns more than 59% in Sistema, one of our principal shareholders. Although we are not aware of any intention on the part of the U.S. government to impose sanctions on Mr. Evtushenkov, if he were to become a target of sanctions, it could have a material adverse effect on our ability to access financing in the U.S. debt and equity markets.

On March 2, 2021, the U.S. determined that Russia used chemical weapons against its national and imposed the first tranche of sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act (“CBW Act”).

In 2018 and 2019, the U.S. already used the CBW Act to impose sanctions on Russia, including sanctions on primary market of non-ruble denominated Russian sovereign debt. While the March 2021 tranche of the new CBW Act sanctions targets primarily U.S. exports to Russia of security and military items, the second tranche that should be imposed in accordance with the CBW Act by June 2, 2021 may result in, among others, further restrictions on Russian sovereign debt which may have an adverse impact on the Russian economy.

The Biden administration has announced that it is reviewing further sanctions on Russia in response to the hacking attack on SolarWinds software, payment of “bounties” to the Taliban for attacks on U.S. armed forces in Afghanistan and interference in the U.S. presidential elections in 2020, which could have a material adverse effect on the Russian economy and on our business, financial condition and results of operations.

Political risks could adversely affect the value of investments in Russia.

The Russian economy has often been impacted by actions taken by governments outside of Russia and by political risk within Russia, including the economic sanctions imposed by the United States and the EU. See “—The adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations.” Moreover, in December 2011 and in 2012, there were public protests alleging voting irregularities in federal parliamentary and presidential elections and demanding political reform. In 2018, there were public protests against the increase of the retirement age. In January 2020, a series of political reforms were proposed purporting to reallocate powers and responsibilities among the Russian governmental authorities, including those of the Russian Parliament and the Government. In addition, further amendments were proposed in March 2020, under which the previous and current Presidents of Russia are allowed to participate in presidential elections for two additional terms following the amendment of the Constitution. In July 2020, following a public vote, the changes to the Russian Constitution necessary to implement proposed political reforms were enacted, however, further reforms would have to be administered and other laws would be necessary for the political decisions to become effective. The implementation of such political steps and actions could take time, and eventually the political and constitutional structure of Russia may change, subject to the completion of the relevant implementation procedures.

In the past, Russian authorities have prosecuted some Russian companies, their executive officers and their shareholders on tax evasion, fraud and related charges. In some cases, the result of these prosecutions has been the prolonged prison detention or imposition of prison sentences for individuals and significant fines or claims for unpaid taxes. Any similar actions by governmental authorities could lead to further negative impact on investor confidence in Russia’s business and legal environment. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in Russia, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Inflation in Russia may increase our costs and exert downward pressure on our operating margins.

The Russian economy has experienced high levels of inflation since the early 1990s. The consumer price index, which is a key measure representing inflation in Russia, grew year-on-year by 4.9% in 2020, 3.0% in 2019 and 4.3% in 2018, according to Rosstat, and there can be no assurance that it will not increase in the future. We tend to experience inflation-driven increases in some of the costs of our operations, such as salaries that are linked to, or impacted by, the general price level in Russia. In the event that we experience cost increases resulting from inflation, our operating margins may decrease if we are unable to pass these increases on to our buyers. In such circumstances, our business, prospects, financial condition and results of operations could be materially adversely affected.

Potential political or social conflicts could create an uncertain operating environment that could hinder our ability to plan for the long-term.

Russia is a federation of sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts, some of which have the right to manage their internal affairs pursuant to agreements with the federal government and in accordance with applicable laws. The decentralization of authority and jurisdiction among the Russian constituent entities and the federal government is, in some instances, unclear. In practice, the division of authority and uncertainty could hinder our long-term planning efforts and may create uncertainties in our operating environment, which may prevent us from effectively carrying out our business strategy.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, acts of terrorism and military conflict. If existing conflicts, tensions or terrorist activities, or threats thereof, remain unresolved, or new disturbances or hostilities arise, this could have significant political and economic consequences, and we may be unable to access capital, or access capital on terms reasonably acceptable to us, and the use of and access to our products and services in particular areas may be impacted, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

Organized criminal activity in Russia has reportedly increased significantly since the dissolution of the Soviet Union in 1991, particularly in large metropolitan centers. In addition, the Russian and international press have reported high levels of official corruption in Russia, including the bribery of officials for the purpose of initiating investigations by state agencies, obtaining licenses or other permissions or in order to obtain the right to supply products or services to state agencies. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further interests of the state and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. The proliferation of organized or other crime, corruption and other illegal activities that disrupt our ability to conduct its business effectively or any claims that we have been involved in corruption, or illegal activities (even if false) that generate negative publicity could have a material adverse effect on our business, prospects, financial condition and results of operations.

The ongoing development of the Russian legal system and Russian legislation creates an uncertain environment for investment and for business activity.

Russia continues to develop its legal framework in accordance with international standards and the requirements of a market economy. Since 1991, new Russian domestic legislation has been put into place. Currently, this system includes the Constitution of the Russian Federation of 1993, the Civil Code and other federal laws, decrees, orders and regulations issued by the President, the Russian Government and federal ministries, which can be complemented by regional and local rules and regulations, adopted in certain spheres of regulation. Several fundamental Russian laws have only recently become effective and many are still evolving. Consequently, certain areas of judicial practice are not yet fully settled and are therefore sometimes difficult to predict.

The current regulatory environment of Russia may result in inconsistent interpretations, applications and enforcement of the law. Among the possible risks of the current Russian legal system are:

•

inconsistencies among: (i) federal laws, (ii) decrees, orders and regulations issued by the President, the Russian Government, federal ministries and regulatory authorities and (iii) regional and local laws, rules and regulations;

•	limited judicial and administrative guidance on interpreting Russian legislation;

•	the relative inexperience of judges, courts and arbitration tribunals in interpreting new principles of Russian legislation, particularly business and corporate law;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation; and

•	a high degree of unchecked discretion on the part of governmental and regulatory authorities.

There are also legal uncertainties relating to property rights in Russia. During Russia’s transformation to a market economy, the Russian Government has enacted legislation to protect property against expropriation and nationalization, and, if property is expropriated or nationalized, legislation provides for fair compensation. There is, however, no assurance that such protections would be enforced.

Notwithstanding recent reforms of the Russian court system, the continued evolution of the Russian legal system could affect our ability to enforce our contractual rights or to defend ourselves against legal action, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Findings of failure to comply with existing laws or regulations, unlawful, arbitrary or selective government action or increased governmental regulation could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our operations are subject to regulation by various government entities and agencies at both the federal and regional levels. Russian regulatory authorities often exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees’ compliance with license terms, which may lead to inconsistencies in enforcement. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that we have violated applicable laws, decrees or regulations. In addition, we are subject to the Russian consumer protection legislation (see Item 4.B. “Information on the Company—Business Overview—Regulatory Environment—Consumer Protection and Commerce Regulation”) and may face potential claims of our buyers under these rules. Findings that we failed to comply with existing laws, regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of our licenses or permits or in requirements that we suspend or cease certain business activities, or in criminal and administrative penalties being imposed on our officers, any of which would have a material adverse effect on our reputation, business, prospects, results of operations and financial condition.

In addition, the Russian tax authorities have been reported to have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action could be directed at us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our business and prospects.

Russian law restricts foreign (non-Russian) ownership or control of companies involved in certain important activities in Russia. Currently, e-commerce technology, the internet and online advertising are not industries specifically covered by this legislation, but proposals have from time to time been considered by the Russian Government and the Russian Parliament, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies.

A draft law which was proposed in mid-2019, for example, was aimed at restricting foreign ownership of “significant” internet companies. A number of parties, including representatives of the Russian Government, identified concerns with the draft law, and the proposal was withdrawn in November 2019. Another draft law, which was proposed in December 2020, is aimed at restricting foreign ownership of audio- and video services, including online cinemas, and is currently being considered by the Russian State Duma.

If any similar legislation imposing limitations on e-commerce businesses were to be adopted and were applicable to us, it could have a material adverse effect on our business and prospects.

Participant liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Our principal operating subsidiary, Internet Solutions LLC, is a limited liability company organized in Russia. Russian law generally provides that participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This rule does not apply, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo), and the legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and

•	the right of the effective parent to give binding instructions is based on its share in the subsidiary’s capital, or is set out in a contract between such entities or stems from other circumstances.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other participants of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

Instability in the Russian banking sector may also adversely affect the Russian general economy. An increase in the level of underperforming loans generally weakens the level of capital for banks, which, in turn, may lead them to shrink their loan portfolios and cause debt funding to become less available for businesses outside the financial sector. Several major Russian banks, such as Trust Bank, PJSC Otkritie Financial Corporation, PJSC B&N Bank and JSCB Moscow Industrial Bank PC, were recently subject of a government bailout. Risk management, corporate governance and transparency and disclosure practices of Russian banks often remain below international best practices.

Bankruptcy, revocation of banking licenses, failure to meet financial soundness requirements, the impact of the U.S. and EU sanctions resulting from the Ukrainian crisis or the impact of other material adverse developments on any of such banks could lead to forfeiture of, or delays in accessing, our cash reserves or withdrawal/transactional limits or restrictions being imposed on our business, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our listing on MOEX imposes additional administrative burdens on us and decreases the liquidity of trading in the ADSs on Nasdaq.

On November 19, 2020, we obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “OZON,” but no assurance can be given that we will be able to continue to maintain such listing, which imposes additional administrative burdens on us and may result in a reduction of the liquidity of trading in the ADSs on Nasdaq.

Regulatory authorities in Russia could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.

The Russian Law on Protection of Competition, dated July 26, 2006 (as amended, the “Competition Law”), generally prohibits any concerted action or agreement between competitors or coordination of business activities of competitors that results or may result in the fixing or maintenance of prices and various other types of anti-competitive behaviors. There is no uniform court practice on what concerted actions or coordination of business activity are, and the regulator and courts have interpreted these concepts inconsistently. As a result, there is significant uncertainty as to what actions would be viewed as a violation of the Competition Law. In a number of court cases, Russian courts have found concerted actions where competitors acted in a similar way within the same period of time, although, arguably, there have been legitimate economic reasons for such behavior and the behavior was not aimed at restriction of competition. Therefore, there is a risk that we may be found in violation of the Competition Law if our market behavior vis-à-vis our sellers or buyers is viewed as being similar to behavior of our competitors and perceived by the Federal Antimonopoly Service (the “FAS”) as a purported restriction of competition. See Item 4.B. “Information on the Company—Business Overview—Regulatory Environment—Antimonopoly Regulation.”

The Competition Law also prohibits any form of unfair competition, including, among other things, through defamation or otherwise. Such broad interpretations of the Competition Law may result in the imposition of behavioral limitations on our activities by the FAS, may limit our operational flexibility and may result in civil liability, administrative liability for us and our management and even criminal liability for our management.

Although to date we have only received what we consider to be routine inquiries from the FAS, we have not engaged with the FAS to define our market position. At some point in the future, the FAS may conclude that we hold a dominant position in one or more of our markets in Russia. If the FAS were to do so, this could result in heightened scrutiny for review and possible limitations on our future acquisitions and the FAS may demand that we obtain clearance from them prior to contractually agreeing to make any substantial changes to our standard agreements with sellers and agents. Further, under certain circumstances, we may be deemed to be abusing a dominant market position simply by refusing to conclude a contract with certain third parties. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines calculated by reference to our revenue.

In addition, some legislative initiatives under discussion may be applicable to us as an e-commerce business. For example, the draft law known as the “5th Antimonopoly Pack,” if adopted as currently drafted, may apply to us, and we may potentially fall under the new rules of determination of dominant position in respect of digital platforms and may be subject to an enhanced level of scrutiny by the FAS towards our business in Russia. See Item 4.B. “Information on the Company—Business Overview—Regulatory Environment—Antimonopoly Regulation.”

We believe that our operations are in compliance with Russian antimonopoly regulations. However, investigations that may be conducted by the FAS in the future, into our operations or transactions, and the imposition of related penalties, sanctions or conditions on us, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue.

Russian law prohibits advertising of certain products, such as uncertified products or tobacco products, and heavily regulates advertising of certain other products and services, such as alcohol, pharmaceuticals and children food. Advertisements for certain products and services, such as financial services, as well as advertisements aimed at minors and some others, must comply with specific rules and must in certain cases contain particular disclaimers.

Further amendments to advertising regulations may impact our ability to provide some of our services or limit the type of advertising services we may offer. However, the application of these laws to parties that merely facilitate or distribute advertisements (as opposed to marketing or selling the relevant product or service) can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If parties engaging our advertising services do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our advertising serving system failed to include the necessary disclaimers, we may be exposed to administrative fines or other sanctions and may have to limit the types of advertisers we serve.

The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted or the current legislation were to be interpreted to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could impact the relevance of the advertisements distributed by us, reduce the number of parties engaging our services and ultimately decrease our advertising revenue, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

One or more of our subsidiaries may be forced into liquidation due to formal non-compliance with certain requirements of Russian law, which could have a material adverse effect on our business, financial condition and results of operations.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements in connection with its formation or reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of the Russian Accounting Standards as of the end of the financial year following the second or any subsequent financial year of a company’s operation can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities (if no decision is taken to liquidate the company). Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian balance sheets. However, their solvency (i.e., their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. In addition, according to Russian court practice, formal non-compliance with certain requirements that may be remediated by a non-compliant legal entity should not itself serve as a basis for liquidation of such legal entity.

Internet Solutions LLC, our key operating subsidiary, has had negative net assets in the past, but as of December 31, 2020, its net assets were positive. Under the relevant legislative requirement, a company may be forced into liquidation only after having negative net assets for two consecutive years, and we therefore believe that we and our subsidiaries are currently fully compliant with the applicable legal requirements and neither we nor Internet Solutions LLC or any of our other subsidiaries should be subject to liquidation on such grounds. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of Russian courts or governmental authorities difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Our Organizational Structure

The rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, existing holders of shares in Cypriot public companies are entitled as a matter of law to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a period of five years and the shareholders have disapplied the pre-emptive rights with respect to certain issuances of shares from the date of completion of our IPO for a period of five years.

In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S., including that our shareholders are able to convene an extraordinary general meeting as provided in section 126 of the Cyprus Companies Law Cap. 113 and vote upon the matters which by law are reserved to the shareholders or are provided in the articles of association. As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

Under Cyprus law, generally the company, rather than its shareholders, is the proper claimant in an action in respect of wrongdoing done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (an action in respect of and on behalf of the company) against the wrongdoers, which may include a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders (including the complainant), the ultra vires and illegal use of control in decision-making by the board of directors or a shareholder majority, violation of the voting procedures of the company that require a special majority, violation of personal rights of a shareholder under the company’s constitution and/or the applicable law, and fraud on the minority by the controlling majority. Remedies commonly sought by a derivative action include, among other things, the cancellation of the illegal or ultra vires acts or decisions taken by the company, damages for breach of duties by the directors owed to the company or negligence by the company’s officers or breaches of the company’s constitutional documents and/or applicable law, and tracing and recovery of property misappropriated by the persons in control of the company’s management or third parties. In certain circumstances, such as when fraud on the minority is alleged, the derivative action will be based on the principles of equity; therefore, the court will need to be satisfied that the claimant has come to court with “clean hands” (without fault), and that the action has been bona fide filed and serves the company’s interests, that there is no alternative means to remedy the wrongdoing. As such, the above would need to be met in order for the court to allow the action to proceed and determine which remedy, if any, is more appropriate to be granted, depending on the individual circumstances of each case.

In addition to a derivative action, where there is a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders, a complainant may file a petition to the Cypriot court pursuant to section 202 of the Companies Law, Cap. 113. Commonly sought orders in such a case include an order to regulate how the company’s affairs are run in the future, an order for the purchase of the shares of any members by other members or by the company (and in the latter case, out of a reduction of the company’s capital), and an order for the winding-up of the company on the ground that it is just and equitable.

Holders of the ADSs may not be able to exercise pre-emptive rights in relation to future issuances of ordinary shares.

To raise funding in the future, we may issue additional ordinary shares, including ordinary shares represented by ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders at a general meeting for a specific period). Holders may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. Holders may also not be able to exercise pre-emption rights directly (but possibly only by instructing the depositary as the registered holder of shares) as only holders of shares and not of ADSs have such rights in Cyprus. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, holders may not be able to exercise pre-emptive rights on future issuances of ordinary shares, and, as a result, their respective percentage ownership interest(s) in us would be diluted. As our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the date of completion of our IPO, with respect to certain issuances of shares, after the five-year period will be subject to pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

Because of their significant voting power and special rights granted to Class A shares, our principal shareholders are able to exert control over us and our significant corporate decisions.

The shares beneficially owned by our principal shareholders, Sistema and the Baring Vostok Private Equity Funds, amount to 33.8% and 33.7%, respectively, of our issued and outstanding ordinary shares as of December 31, 2020.

Each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder together with its Affiliates and/or its permitted Transferees (as these terms are defined in our articles of association) holds at least 15% of voting power of the ordinary shares or (ii) one director so long as such Class A shareholder, together with its Affiliates and/or its Permitted Transferees (as these terms are defined in our articles of association) holds less than 15% but at least 7.5% of voting power of the ordinary shares. Each Class A share is convertible into one ordinary share at any time by its holder, while ordinary shares are not convertible into Class A shares other than as provided in our articles of association. Upon any transfer of a Class A share by a holder to any person that is not an affiliate or otherwise under control of such holder, such Class A share will be automatically converted into one ordinary share.

As a result, our principal shareholders may have the ability to determine/affect the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors, subject to and in accordance with the manner prescribed in our articles of association, and any merger, consolidation or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of the ADSs or our ordinary shares. This concentration of ownership may harm the value of the ADSs by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

Furthermore, from time to time the press and non-traditional media may speculate about a wide variety of matters relating to the Group, including our principal shareholders. For example, in February 2019, Russian investigative authorities initiated a case against a number of senior employees of Baring Vostok Capital Partners Group Limited, relating to the performance of their respective roles as directors for another portfolio company of private equity funds advised by Baring Vostok Capital Partners Group Limited and resulting in their pre-trial detention, which continues as of the date hereof. The accusations have been strongly denied. None of these individuals has been engaged in our day-to-day operations by participating in the operational decision making process or otherwise, and their ongoing detention has not affected and is not expected to affect our business and operations, but these events, as well as any future actions or claims involving either of our principal shareholders or their investments, which are extensive and varied, may generate adverse press coverage with respect to our business. Any reports in the media and other public statements regarding the activities of our principal shareholders, irrespective of whether such statements have any basis in fact, may adversely affect our reputation and business.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their shareholders are Cypriot tax residents or in case of individuals, also Cyprus domiciled. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, prospects, financial condition and results of operations if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Risks Relating to Russian Taxation

Changes in Russian tax law could adversely affect our Russian operations.

Generally, Russian taxes that we are subject to include, among others, corporate income tax, value added tax, property tax and employment-related social security contributions and other taxes. We are also subject to duties and liabilities of a tax agent in terms of withholding taxes with respect to some of our counterparties. Although the Russian tax climate and the quality of tax legislation have generally improved with the introduction of the Russian Tax Code, a possibility exists that Russia may impose arbitrary and/or onerous taxes and penalties in the future. Russia’s tax collection system increases the likelihood of such events, and this could adversely affect our business.

Russian tax laws are subject to frequent change and some of the sections of the Russian Tax Code are comparatively new and continue to be redrafted. Since 2014, several important new rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as “de-offshorization measures”). These new rules include, in particular, (i) rules governing the taxation of “controlled foreign companies” (“CFC rules”) (without limitation of jurisdictions to which this definition applies and which residents may fall under the regime); (ii) rules determining the tax residence status of non-Russian legal entities based on place of effective management (tax residence rules); (iii) rules defining the “beneficial ownership” (actual recipient of income) concept for application of double tax treaties and (iv) taxation of capital gains derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in Russia by more than 50%), all in effect since January 1, 2015; and (v) codified general anti-abuse rules (these are based on the judicial concept of “unjustified tax benefit,” and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”), in effect since August 18, 2017.

Starting from January 1, 2019, standard VAT rate rose from 18% to 20%, and the VAT rate applied to e-services rendered by foreign providers increased from 15.25% to 16.67%. In addition, VAT on e-services rendered by foreign suppliers and deemed supplied in Russia will have to be accounted for and paid by the foreign e-service providers.

Starting from January 1, 2021, income of Russian tax resident individuals exceeding ~~P~~5 million per annum is subject to personal income tax at a rate of 15%.

In addition, in 2020-2021, new restrictions have been introduced into Russian tax law that effectively phase out certain tax benefits to non-Russian registered entities that voluntarily recognized themselves as Russian tax residents. In particular, a participation exemption regime, a tax benefit that many non-Russian registered entities have relied on in obtaining Russian tax residency on a voluntary basis, will no longer apply to dividend income of such entities starting 2024.

These changing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems; they have significant effect on us, complicate our tax planning and related business decisions and may expose us to additional tax and administrative risks, as well as extra costs that are necessary to secure compliance with these new rules. In addition, there can be no assurance that the current tax rates will not be increased and that new taxes will not be introduced.

The interpretation and application of the Russian Tax Code generally and, in particular, the new rules, have often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers’ queries and apply new interpretations of tax laws retroactively. This increases the number of existing uncertainties and leads to inconsistent enforcement of the tax laws in practice. Furthermore, over recent years, the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of taxpayers. Taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax matters by different courts regarding the same or similar circumstances may be inconsistent or contradictory. In practice, courts may deviate from the interpretations issued by the Russian tax authorities or the Ministry of Finance in a way that is unfavorable for the taxpayer.

The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by inconsistent judgment of the local tax authorities and the failure of the Russian tax authorities to address many of the existing problems. It is, therefore, possible that our transactions and activities that have not been challenged in the past may be challenged in the future, which may have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

Changes to Russia-Cyprus double tax treaty could increase our tax burden.

In 2020, the Russian President announced significant changes to Russian tax laws, and the Russian Government was directed to revise Russian double tax treaties which are often used for tax planning so as to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to terminate them. Consequently, the Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus, Malta, the Netherlands and Luxembourg. It is likely that the number of tax treaties subject to revisions may increase.

Russia signed a protocol of the amendments to the Russia-Cyprus double tax treaty in September 2020. In accordance with the protocol to the Russia-Cyprus double tax treaty, new tax rates of 15% are applied to both dividend and interest income starting from January 1, 2021.

In certain cases, reduced tax rates will remain in place. In particular, the preferential tax rate of 5% will be preserved for dividend and interest income received by Cypriot tax resident public companies whose shares are listed on a registered stock exchange and which have no less than 15% of shares in free float, provided that this public company owns at least 15% of the shares in a Russian company paying the income for a period of at least 365 consecutive days. However, currently there are different interpretations of the above requirements to apply the 5% preferential tax rate and the practice is still developing.

These amendments to the Russia-Cyprus double tax treaty and uncertainty of their interpretation may potentially adversely affect the taxation of future dividend distributions from our Russian subsidiaries and, consequently, our business and financial condition.

Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents.

The Russian Tax Code provides for extended taxation and related tax obligations for foreign legal entities that carry on commercial activities in Russia in such a manner that they create either a permanent establishment or result in migration of a tax residence due to place of effective management being in Russia (in the first case, the foreign legal entity is subject to Russian corporate income tax with regard to income derived from activities conducted through the permanent establishment; in the second case, the Russian corporate income tax applies to the worldwide income of the foreign legal entity tax residence of which is migrated to Russia; in addition, in both cases, other taxes may apply depending on the circumstances).

Although tax residence rules for legal entities as defined in the Russian Tax Code are broadly similar to the respective concepts known in the international context, including those developed by the Organization for Economic Co-operation and Development (the “OECD”) for tax treaty purposes, they have not yet been sufficiently tested in the Russian administrative and court practice since they have been in effect only from January 1, 2015. Thus, the Russian tax authorities may claim our Cypriot entities as being managed from Russia and, consequently, being Russian resident for tax purposes.

The permanent establishment concept has been in effect for a while, but several key elements of this concept, for example, the allocation of income and expenses to a permanent establishment, still lack sufficient application guidelines.

Whilst we do not believe that our Cypriot entities will be treated as having a tax residence or a permanent establishment in Russia, we cannot assure that Russian tax authorities will not attempt to claim our Cypriot entities as having permanent establishment or Russian tax residence. If any of these occurs, additional Russian taxes, as well as related penalties, may be imposed on us and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our Russian entities are subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.

Generally, tax returns, together with related documentation, are subject to audit by the tax authorities, which are authorized by Russian law to impose severe fines and penalties. As a rule, the tax authorities may audit tax periods within three years immediately preceding the year when the tax audit is initiated. Tax audits may be repeated (within the same general three-year limit) in a few specifically defined circumstances, such as the taxpayer’s reorganization or liquidation, or upon the re-filing of a tax return (amended to decrease the tax payable), or if a tax audit is conducted by a higher-level tax authority as a measure of control over the activities of a lower-level tax authority. Therefore, previous tax audits may not preclude subsequent tax claims relating to the audited period.

The Russian Tax Code provides for a three-year statute of limitations for imposition of tax penalties. The statute of limitation extends however if the taxpayer obstructed the performance of the tax audit (such that it created an insurmountable obstacle for the performance and completion of the tax audit). However, the terms “obstructed” and “insurmountable obstacles” are not specifically defined in the Russian law; therefore, the tax authorities may interpret these terms broadly, effectively linking any difficulty experienced by them in the course of the tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. As a result, the statute of limitations is not entirely effective.

Tax audits may result in additional costs if the tax authorities conclude that we did not satisfy our tax obligations in any given tax period. Such audits may also impose additional burdens on us by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

Russian transfer pricing rules may adversely affect the business of our Russian operations, financial condition and results of operations.

The Russian transfer pricing legislation has been in force from January 1, 2012. The rules are technically elaborated, detailed and, to a certain extent, aligned with the international transfer pricing principles developed by the OECD.

The rules allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions which are considered “controlled” for Russian transfer pricing purposes if prices in such transactions are not arm’s length. Both domestic and cross-border transactions can be treated as “controlled.” In order for the domestic transaction to be “controlled” it should be concluded between related parties which apply different corporate income tax rates and turnover between these parties should exceed ~~P~~1 billion per year. All cross-border transactions with related parties and certain unrelated party transactions (for example, transactions with residents of blacklisted low tax jurisdictions) will be subject to transfer pricing control if the volume of such transactions exceed ~~P~~60 million per year.

The rules have considerably increased the compliance burden on the taxpayers compared to the previous regime as now taxpayers are obliged to prepare not only transfer pricing documentation but also notifications and reports.

Although the transfer pricing rules are supposed to be in line with international transfer pricing principles developed by the OECD, there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions involving securities and derivatives.

The Russian Tax Code stipulates that transfer pricing audit shall be performed by the transfer pricing unit of the Russian Federal Tax Service and not by regional tax authorities. However, regional tax authorities can try to challenge prices of “non-controlled” transactions between related parties through the “unjustified tax benefit” concept.

Accordingly, due to the complexity in the interpretation of Russian transfer pricing legislation, no assurance can be given that the Russian tax authorities will not challenge our transfer prices and/or make adjustments which could affect our tax position unless we are able to prove the use of arm’s length prices in related-party transactions and other controlled unrelated-party transactions.

The imposition of additional tax liabilities under the Russian transfer pricing rules may have a material adverse effect on our business, financial condition and results of operations.

Our Russian entities may be exposed to additional value added tax and corporate income tax obligations if the tax authorities consider some of our suppliers as “bad faith” suppliers.

The vast majority of Russian taxpayers regularly encounter claims regarding transactions with “bad-faith” suppliers by Russian tax authorities arguing that such suppliers could not fulfill their contractual obligations, leading to challenges of VAT recovery and corporate income tax deduction.

Until 2017, the Russian tax authorities used the concept of an unjustified tax benefit in order to challenge the deductibility of expenses and deduction of the respective input VAT incurred on purchase of goods, work, or services from “bad-faith” suppliers. This judicial general anti-avoidance rule was defined by the Plenum of the Supreme Arbitrazh Court of Russia in 2006.

In 2017, this concept in the form of the statutory general anti-abuse rule was incorporated in the Russian Tax Code. The Russian Tax Code defines unjustified tax benefit as an understatement of tax base or tax payable as a result of a misrepresentation of business operations or taxable assets by a taxpayer. The new provision of the Tax Code and developing administrative and court practice require that a taxpayer collects evidence that (i) a particular transaction is not carried out primarily for the purpose of achieving a non-payment or a refund of a tax amount and (ii) contractual obligations are discharged by the contracted counterparty. Thus, a taxpayer must check reputation and capabilities (for example, available resources and assets) of its suppliers as well as confirm whether they fulfill their tax liabilities to be able to support recovery of input value added tax or deduction of expenses for corporate income tax purposes.

Russian administrative and court practice on the concept of unjustified tax benefit is developing and contains broad and conflicting interpretations; moreover, there is still no unified approach for determination of actual amount of tax liabilities in case of a tax offence detection. While we have established internal procedures to monitor and control this risk, our Russian subsidiaries may still be affected by this risk due to ambiguity of criteria used by the tax authorities and subjective nature of the risk. It is therefore possible that our transactions with suppliers may be challenged by the Russian tax authorities, which may have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

The Russian tax authorities may challenge the application of a reduced social security contributions and corporate profits tax rates by one of our companies which qualifies as an IT company.

Starting from January 1, 2021, one of our Russian subsidiaries applies a reduced profits tax rate (3% instead of the general rate of 20%) as well as a social security contributions rate (7.6% instead of general rate of 30%) in relation to payments to its employees. The Russian Tax Code establishes the respective reduced rate for companies who carry out IT activities, develop and sell own-developed computer programs and databases, and/or render services involving development, adaptation, modification and support of computer programs and databases. In order to apply the reduced rates, a taxpayer should be officially accredited to perform activity in IT sphere, the share of its income related to these activities should comprise 90% of total income and the average headcount should be at least seven employees. We believe our subsidiary meets all of the above requirements and effectively operates as a shared service center rendering services to our subsidiaries with respect to development, adaptation of IT products which are being used primarily within the Group. Such practice is widely used by IT companies in Russia.

The Russian Tax Code provision regarding application of the reduced rates of profits tax and social security contributions is relatively untested. Given the absence of substantial administrative and court practice, the tax authorities may challenge the application of the reduced rates. This may have an adverse effect on our business, financial condition and results of operations.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness: first, that a loan is obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification); second, that the interest rate, if paid on controlled transactions, fits within certain interest rate (safe-harbor) ranges; and third, the thin capitalization rules (that apply to “foreign controlled debt” (i.e., indebtedness where a foreign direct or indirect shareholder or its affiliate act as a lender or a guarantor) and operate with at least a 3:1 debt-to-equity ratio). Interest on excess debt is non-deductible and treated as a dividend subject to withholding tax. The whole amount of nondeductible interest accrued on foreign controlled debt would be treated for tax purposes as a dividend if the balance-sheet equity (the net asset value) of the indebted taxpayer is negative. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are, under certain conditions, excluded; at the same time, loans obtained from foreign affiliates are explicitly included.

Our Russian intragroup operations may be affected by requalification of interest into a dividend (including by our inability to deduct interest) based on Russian thin capitalization rules if at any time the respective indebtedness qualifies as foreign controlled debt, or by the inability to deduct interest based on other reasons.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax for dividends distributed from our Russian subsidiaries.

Dividends paid by Russian subsidiaries to their foreign corporate shareholders are generally subject to Russian withholding income tax at a rate of 15%; although this tax rate may be reduced under an applicable double tax treaty if certain conditions defined in the tax treaty are met. Consequently, if our Cypriot headquarters receives dividend distributions from Russian subsidiaries, it may be subject to Russian withholding income tax at a rate of 15% with a possibility to reduce the tax rate pursuant to the Russia-Cyprus double tax treaty (see “—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”). However, use of the reduced tax rates under the double tax treaty is available only subject to meeting certain conditions described below.

Starting from January 1, 2015, the Russian Tax Code explicitly requires that in order to enjoy the benefits under an applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 1, 2017, in addition to a tax residence certificate, the Russian Tax Code requires confirmation from the recipient of the income that it is the beneficial owner of the income. Russian tax law provides neither the form of such confirmation nor a list of documents that can demonstrate the beneficial owner status of the recipient with respect to the received income. In recent years, the Russian tax authorities started to challenge structures involving the payments outside of Russia, and in most cases, Russian courts tend to support the tax authorities’ position. Thus, there can be no assurance that treaty relief at source will be available in practice.

In June 2019, Russia deposited the instrument of ratification for the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). Starting from 2021, the MLI is enforced with jurisdictions in respect of which notifications to the OECD were made confirming the completion of internal procedures for the covered tax agreements by Russia. The implementation of MLI has introduced a variety of measures designed to update double tax treaties and reduce opportunities for tax avoidance. In particular, the MLI sets forth additional requirements for the purposes of application of the reduced tax rates.

A person participating in a company’s capital or a person who has a right of use and disposal of a company’s income may be treated as beneficial owner of that income. If, however, a person acts as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), the person may not be treated as beneficial owner of income. In addition, the uncoordinated application of the MLI provisions by different countries should be considered. The intention of the countries signing the MLI to prevent tax abuse will be implemented through either an adoption of a general anti-abuse rule on the principal purpose of a transaction (“PPT”), a combination of PPT and Simplified Limitation of Benefits (the “simplified LOB”) clause, or a detailed LOB rule. Simplified LOB was the option selected by Russia and when determining the potential for a treaty abuse, and Russia will not only use the PPT rule, but also a number of defined criteria (for example, a minimum holding period) which would restrict treaty benefits. However, the majority of countries which have treaties with Russia, including Cyprus, have selected PPT, but not the simplified LOB. Therefore, unless otherwise mutually agreed by Russia and the contracting jurisdiction, simplified LOB will not be applied and, instead, only the PPT will apply. The PPT seeks to disallow the benefits of a particular double tax treaty where, broadly, the principal purpose of establishing a particular transaction or structure was to obtain the benefits of a double tax treaty.

The result of either the denial to us of beneficial owner’s treatment with respect to our Russian subsidiaries or failure to pass the PPT test would be the denial of double tax treaty benefits (zero rate taxation or reduced taxation of certain types of income distributed). The distribution of income would attract the taxation which would have applied had the income been distributed directly to the ultimate beneficial owners of such income (whether foreign or Russian) or attract a withholding tax at the rate of 15% on dividends or 20% on other types of income.

In addition, the double tax treaty between Russia and Cyprus has been revised, which could result in the increase of withholding tax rate on dividends and income distribution from our Russian subsidiaries up to 15%. See “—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

See Item 10.E. “Additional Information—Taxation—Material Tax Considerations—Material Russian Tax Considerations” for further discussion of important Russian tax considerations.

Risks Relating to Ownership of the ADSs

As a foreign private issuer within the meaning of the Nasdaq corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.

As a company not listed on the regulated market of the Cyprus Stock Exchange, we are not required to comply with any corporate governance code requirements applicable to Cypriot public companies.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the requirements to have the audit committee appoint our Independent Registered Public Accountants, the Nasdaq rules for shareholder meeting quorums and record dates and the Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in Cyprus with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance requirements. Please see Item 16G. “Corporate Governance” for details of the “foreign private issuer” exemptions to the Nasdaq corporate governance requirements that we are relying on.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP should we lose our status as a foreign private issuer.

We have identified a material weakness and a significant deficiency in our internal control over financial reporting, and if our remediation of such material weakness and significant deficiency is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Prior to our IPO, we were a private company with limited relevant resources with which to address our internal controls and procedures. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of preparing our financial statements for the years ended December 31 2020, 2019 and 2018, we identified control deficiencies that we concluded represented a material weakness and a significant deficiency in our internal control over financial reporting. SEC guidance defines a “material weakness” as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. SEC guidance defines a “significant deficiency” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified for the years ended December 31, 2020, 2019 and 2018 relates to information technology general controls, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems and (ii) insufficient controls over change management of our information systems. To address our material weakness, in 2020, we developed and began a remediation plan that included the following activities: (i) hiring additional personnel dedicated to carrying out regular independent monitoring of information technology general controls, (ii) establishing an access policy for our information systems, (iii) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures, and (iv) implementing change management control procedures for our information systems. We will not be able to fully remediate this material weakness until these steps have been fully completed and have been operating effectively for a sufficient period of time. We are on track in our remediation process, however, there can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weakness described above.

In addition, in the course of preparing our financial statements for the year ended December 31, 2019, we identified a control deficiency related to the stock taking procedure in our new fulfillment center that we concluded represented a significant deficiency in our internal control over financial reporting. To address our significant deficiency, in 2020, we implemented the necessary changes to our warehouse management software and conducted a full-scale stock taking procedure for the year ended December 31, 2020.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness and significant deficiency in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, material weaknesses or significant deficiencies in internal control over financial reporting may be discovered in the future. If we fail to remediate our current or future material weaknesses or significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports the market price of the ADSs could be materially and adversely affected, the ADSs may be suspended or delisted from Nasdaq, and our reputation, results of operations and financial condition may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that beginning with our second annual report following our IPO, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”) requires our Independent Registered Public Accounting Firm to issue a report that addresses the effectiveness of our internal control over financial reporting.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2021. As discussed above in “—We have identified a material weakness and a significant deficiency in our internal control over financial reporting, and if our remediation of such material weakness and significant deficiency is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired,” we identified a material weakness and a significant deficiency in the course of preparing our financial statements for the years ended December 31 2020, 2019 and 2018. The continued presence of this or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our Independent Registered Public Accounting Firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our results of operations, the price of the ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

The obligations associated with being a public company will continue to require significant resources and management attention.

As a public company in the United States, we will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources, particularly since we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Since we are no longer an “emerging growth company,” our Independent Registered Public Accounting Firm will be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of the ADSs.

An active trading market for the ADSs may not be sustained to provide adequate liquidity.

We cannot predict the extent to which investor interest in us will lead to an active trading market on Nasdaq or how liquid that market might become. If an active trading market is not sustained, holders may have difficulty selling the ADSs that they purchase, and the value of such ADSs might be materially impaired.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Any future final determination regarding the declaration and payment of dividends, if any, will be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant.

In addition, the terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that may further restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in the ADSs is solely dependent upon the appreciation of the price of the ADSs on the open market, which may not occur. See “Dividend Policy.”

Anti-takeover provisions in our organizational documents and Cyprus law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of the ADSs and prevent attempts by our shareholders to replace or remove our current management.

As we are incorporated in Cyprus, we are subject to Cyprus law. Our articles of association contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests or limit the ability of our shareholders to remove management, including the following:

•

our articles of association require that any person who is not affiliated with our principal shareholders and is an acquiror of 30% or more of the voting power of our ordinary shares must make a mandatory tender offer that is subject to recommendation of two-thirds of directors, an acceptance by 75% of the shareholders to whom the offer is made and certain other terms and conditions that are more restrictive than those that would apply under statutory provisions of the Cypriot laws to a Cypriot company with a listing on an EU regulated market, and in the event of breach of these provisions, the voting rights of such acquiror and its persons acting in concert will be limited to 30% for the duration of such breach;

•

our articles of association require that if a principal shareholder holding a Class A share or its affiliates acquire 43% or more of the voting power of our ordinary shares, it must make a mandatory tender offer that is subject to recommendation by two-thirds of our board of directors, an acceptance by 75% of the shareholders to whom the offer is made and certain other terms and conditions that are more restrictive than those that would apply under statutory provisions of Cyprus law to a Cypriot company with a listing on an EU regulated market, and in the event of breach of these provisions, the voting rights of such acquiror and its persons acting in concert will be limited to 43% for the duration of such breach;

•	any merger, consolidation or amalgamation of the Company would require the approval of our shareholders and board of directors;

•

each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder together with its Affiliates and/or its Permitted Transferees (as these terms are defined in our articles of association) holds at least 15% of voting power of the ordinary shares or (ii) one director so long as such Class A shareholder together with its Affiliates and/or its Permitted Transferees (as these terms are defined in our articles of association) holds less than 15% but at least 7.5% of voting power of the ordinary shares. We are not authorized to issue additional Class A shares unless such issue is approved by holders of all issued Class A shares and a special resolution of the general meeting of our shareholders;

•

our board of directors may be appointed and removed by the holders of the majority of the voting power of the ordinary shares (which is controlled by our principal shareholders) subject to and in accordance with the manner prescribed in our articles of association; and

•

preference shares may, with the sanction of a special resolution, be issued on the terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Together these provisions may make the removal of management more difficult and may discourage or prevent a change of control, which could depress the price of the ADSs.

Neither Cyprus nor the broader EU takeover laws apply to us and our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company that is listed on an EU regulated market would have at their disposal.

As of the date of this Annual Report, Cyprus law does not contain any requirement for a mandatory offer to be made by a person acquiring control in a Cypriot company if such company’s shares are not listed on an EU regulated market. Neither our shares nor the ADSs are listed on an EU regulated market. Our articles of association contain a mandatory tender offer provision that requires any third-party acquiror that acquires, together with parties acting in concert, 30% or more of the voting rights in our shares to make a mandatory tender offer to all of our other shareholders at the price not lower than the highest price per ordinary share paid by acquiror and parties acting in concert and the highest market price per ordinary share quoted on a stock exchange, in each case in the preceding 12 months. Since each of our principal shareholders who holds a Class A share already holds more than 30% of the voting rights in our shares, the requirement to make a mandatory tender offer is triggered by a principal shareholder and its affiliates only if they acquire, together with concert parties, 43% or more of the voting rights in our shares. Each of our principal shareholders holding Class A shares holds less than 43% of the voting rights in our shares. Our articles of association do not prohibit the holders of our Class A shares to combine their holdings to trigger the mandatory tender offer. Although our articles of association provide for the obligation by an acquiror to make a mandatory tender offer in certain cases, in the absence of applicable statutory provisions our shareholders may not get the same opportunity to sell their shares in the event an acquiror obtains a significant stake or even control in the company as would shareholders in a Cypriot company that is listed on an EU regulated market.

The price of the ADSs might fluctuate significantly, and holders could lose all or part of their investment.

Volatility in the market price of the ADSs may prevent holders from being able to sell their ADSs at or above the price paid for such shares. The trading price of the ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•	the overall performance of the equity markets;

•	fluctuations in our actual or projected results of operations;

•	changes in our projected earnings or failure to meet securities’ analysts’ earnings expectations;

•	the absence of analyst coverage;

•	changes in trading volumes of the ADSs;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	sale of the ADSs by us, our principal shareholders or members of our management;

•	general economic conditions;

•	the activities of our competitors, suppliers and sellers;

•	changes in the market valuations of comparable companies;

•	changes in investor and analyst perception with respect to our business and the e-commerce industry in general;

•	changes in interest rates;

•	availability of capital; and

•	changes in the statutory framework applicable to our business.

These and other factors might cause the market price of the ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Furthermore, investors in the secondary market may view our business more critically than investors in our IPO, which could adversely affect the market price of the ADSs in the secondary market. Prices for e-commerce or technology companies have traditionally been more volatile compared to share prices for companies from other industries.

Accordingly, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies in periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Future sales of the ADSs, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of the ADSs in the public market after our IPO, or the perception that these sales could occur, could adversely affect the price of the ADSs and could impair our ability to raise capital through the sale of additional shares. We have 203,729,958 ordinary shares outstanding. Outstanding shares may be deposited for delivery of ADSs, and all of the ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders 180 days after the date of our IPO, subject to applicable limitations imposed under federal securities laws.

We, our executive officers, directors and holders of substantially all of our ordinary shares have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of our IPO without the prior written consent of the representatives of the underwriters.

In the future, we may also issue additional ordinary shares, ADSs or debt securities with conversion rights if we need to raise capital in connection with a capital raise or acquisition. The amount of ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of the then-outstanding ordinary shares. An issuance of additional ordinary shares, ADSs or debt securities with conversion rights could potentially reduce the market price of the ADSs. In addition, if we raise additional funds through the sale of equity securities, these transactions may dilute the value of the outstanding ADSs. See “—Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business.”

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, our stock price and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of us, the trading price for the ADSs could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, the price of the ADSs will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Holders of ADSs may not be able to exercise rights to vote on the underlying ordinary shares.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of a request from us, the depositary shall distribute to the holders as of the record date:

•	the notice of the meeting or solicitation of consent or proxy sent by us; and

•	a statement as to the manner in which instructions may be given by the holders.

Holders may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders will not be able to exercise their rights to vote unless they surrender their ADSs for cancellation and withdraw our ordinary shares. However, holders may not know about the meeting far enough in advance to withdraw those ordinary shares. Under our articles of association, the minimum notice required for convening a shareholders’ meeting is 30 days. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out a holder’s voting instructions in a timely manner. The depositary, upon timely request from us, will notify holders of the upcoming vote and arrange to deliver voting materials to them. We cannot guarantee that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that they may not be able to exercise their right to vote and may lack recourse if the ordinary shares underlying their ADSs are not voted on, as requested.

Holders may be subject to limitations on the transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

It may be difficult to enforce a U.S. judgment against us, our directors and officers named in this Annual Report outside the United States, or to assert U.S. securities law claims outside of the United States.

We are incorporated in the Republic of Cyprus and conduct substantially all of our operations in Russia through subsidiaries. The majority of our current directors and senior officers reside outside the United States, principally in Russia. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in Russia. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the Russian courts would recognize and enforce judgments of the U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Russian courts against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. There is no treaty between the United States and the Republic of Cyprus, or between the United States and Russia, providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court. In addition, there are doubts as to whether a Cypriot court would impose civil liability on us, our directors and officers in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Cyprus against us or such directors and officers, respectively.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated in Cyprus on August 26, 1999 under the Cyprus Companies Law, Cap. 113 as Jolistone Enterprises Limited (registration number HE 104496) and changed our name to Ozon Holdings Limited on November 8, 2007. On October 22, 2020, Ozon Holdings Limited was converted from a private limited liability company incorporated in Cyprus into a public limited company incorporated in Cyprus, and our name changed pursuant to a special resolution at a general meeting of our shareholders to Ozon Holdings PLC. Our registered office is located at Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus. The principal executive office of our key operating subsidiary, Internet Solutions LLC, is located at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. The telephone number at this address is +7 495 232 1000. The SEC maintains an internet site that contains reports and information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website address is www.ozon.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only.

Our agent for service of process in the United States is Puglisi & Associates, and its address is 850 Library Avenue, Suite 201, Newark, Delaware 197111. For a description of our principal expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for description of our capital expenditures.

B. Business Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market. Our mission is to transform the Russian consumer economy by offering the widest selection of products, best value and maximum online shopping convenience among Russian e-commerce companies, while empowering sellers to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure and our cutting-edge technology and strong culture of innovation.

We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 48% of our GMV incl. services and 16% of our revenue in the year ended December 31, 2020. We also sell products directly to our buyers through our Direct Sales business, which represented 48% of our GMV incl. services and 78% of our revenue in the year ended December 31, 2020. We believe that this globally proven business model of an online marketplace for third-party sellers, complemented by a first-party business, allows us to offer Russian consumers wide multi-category assortment of products with approximately 11 million SKUs, as of December 31, 2020, in categories ranging from electronics, home and decor and children’s goods to FMCG, fresh food and car parts, at competitive prices and with a wide range of delivery options.

The combination of our wide assortment of products, competitive prices and seamless shopping experience, coupled with our brand reputation, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in the expansion of our product catalog, and bolsters the retention and order frequency of our buyers. As of December 31, 2020, our platform had 13.8 million active buyers, compared to 7.9 million active buyers as of December 31, 2019.

We believe that the powerful network effect has allowed us to achieve GMV incl. services growth of 144% in the year ended December 31, 2020, compared to 93% in the year ended December 31, 2019 and 74% in the same period in 2018, supported, to some extent, by the government imposed social-distancing measures related to the COVID-19 pandemic related lockdown in 2020. Due to significant investments in our growth, we reported a loss of P22,264 million in the year ended December 31, 2020, compared to a loss of P19,363 million and P5,661 million in the years ended December 31, 2019 and 2018, respectively.

Our nationwide logistics infrastructure facilitates the fulfillment of products and delivery of parcels sold through both our Marketplace and our Direct Sales businesses in an efficient and reliable way. We are a technology-driven company with a strong culture of innovation. Our secure and scalable technology infrastructure, developed by our in-house research and development team, provides the foundation for seamless buyer and seller experiences on our platform, as well as for our supply chain operations, business intelligence, traffic and search optimization, customer relationship management operations and payments. We collect and analyze data to optimize our operations, personalize the shopping experience of our buyers and enable us, our buyers, our sellers and our logistics partners to make informed real-time decisions on our platform.

We believe that developing complementary products and services will help us to grow our core business and our market share. We have developed and successfully launched financial products and services for buyers and sellers, advertising and logistics services for sellers and an online travel booking service through our OZON.Travel business.

Our Strengths

We believe the following strengths have contributed, and will continue to contribute, to our success.

Leading e-commerce platform in Russia

We are a leading online shopping destination for buyers in Russia. Our business model, which is based on a globally proven e-commerce model that complements a marketplace of third-party sellers with a direct sales online retail business, enables us to offer our buyers a wide multi-category assortment of goods, at competitive prices, and an extensive range of delivery options. Our Marketplace allows sellers to complement their product offerings with our high quality buyer support services, including flexible delivery options and our support services for buyers and sellers.

Based on company data, we believe that the loyalty of our buyers has strengthened in recent years. We review the performance of our active buyers on an annual cohort basis, where each cohort includes buyers who placed their first order in the relevant year. We track the number of orders placed by our buyers in each cohort. Buyer retention, which we calculate as the number of active buyers who placed an order on our platform in the year following their first order as a percentage of the applicable cohort base of buyers in that year, has increased over each of the past five years. We plan to continue developing our initiatives to improve buyer loyalty and engagement and believe that we are well positioned to continue to benefit from the ongoing shift, from offline to online, of retail in Russia.

The following charts show the number of annual orders placed per buyer (net of returns and cancellations) for our cohorts from 2015 to 2020 and the value of goods sold per cohort buyer from 2015 to 2020.

Value proposition for buyers

Offering a wide assortment of quality products at competitive prices on our platform is one of the key pillars of our value proposition to buyers. On our platform, buyers have access to approximately 11 million SKUs, as of December 31, 2020, comprising of both every day and upmarket products across a broad product category range, which includes electronics, home and decor, children’s goods, health and beauty, apparel, pharmacy, packaged food, FMCG, pet care, books and sport. We are regularly expanding the variety of products available to our buyers by attracting more sellers to our Marketplace.

We aim to provide our buyers with one of the most convenient online shopping experiences in Russia with a combination of fast and reliable delivery services, high quality buyer support services and financial products. Our commitment to high quality buyer services includes ensuring that buyers receive their parcels on time. Our On-Time ratio was more than 95% in the quarter ended December 31, 2020. We have also developed a suite of financial services, such as our debit card OZON.Card and OZON.Installment buyer lending options. We believe that these offerings increase shopping convenience, payment flexibility and buyer loyalty, which we believe will lead to higher purchasing frequency on our platform.

Value proposition to sellers

We have developed a sophisticated and intuitive seller-facing interface “OZON.Seller,” which gives our sellers access to a broad set of tools to manage their sales on our Marketplace, including tools for inventory management, assortment management, product pricing and marketing and financial performance monitoring. We provide our sellers with access to our nationwide fulfillment and logistics infrastructure, which enables them to sell products to buyers across the country. Our FBO, FBS and recently launched Extended FBS logistics models give our sellers the flexibility to utilize OZON’s fulfillment and delivery services or our sellers’ own fulfillment and delivery capacities, according to their business needs. We also offer our sellers access to advanced data analytics, marketing tools, advertising services, performance monitoring tools, as well as financing options and other services. This allows us to attract new sellers to our platform and equip our existing sellers to improve their operational performance.

Powerful network effect forms superior buyer and seller value propositions

We believe that our e-commerce platform creates a powerful network effect that benefits both our buyers and our sellers. Our combined offering of an extensive e-commerce product catalog at competitive prices and convenient shopping experience for our buyers, as well as our brand power, allows us to attract more buyers to our platform, which, coupled with our sophisticated seller services, also makes it a more attractive platform for sellers. This further increases the selection of products on our platform, which in turn attracts more buyers and improves buyer retention and order frequency. We believe this powerful network effect fuels our growth, increases our scale and improves our financial performance. This network effect is further catalyzed by our culture of innovation and our focus on improving the experience of our buyers and sellers on our platform, with the use of technology and the introduction of new buyer- and seller-facing features, such as machine learning-based product recommendations and personalized shopping experiences, analytical and marketing tools for our sellers, increased delivery speeds and reliability, innovations to further increase the convenience of our delivery services for our buyers and a range of financial services.

One of the largest logistics infrastructures in Russia

Based on company data and publicly available information, we believe we have one of the largest nationwide logistics infrastructures, including multiple fulfillment centers and sorting hubs in strategic locations throughout the country, a nationwide network of parcel lockers, pick-up points and delivery couriers, and a technology infrastructure that enables seamless logistics operations, which we believe gives our buyers the most diverse variety of delivery options available among e-commerce companies in Russia.

We believe that our multichannel delivery offering is one of our key competitive advantages and allows our buyers to choose a delivery method that is more suitable to their needs. We also believe that our nationwide logistics infrastructure gives us a significant competitive edge and will drive our growth and enhance our service offerings to buyers and sellers because it positions us beyond the logistical and infrastructural limitations relating to the lack of available large-scale fulfillment facilities and high quality independent fulfillment and logistics operators in Russia.

Scalable business model enabled by third-party partners

We have invested in the development of our own infrastructure and intend to continue expanding our infrastructure according to our operational needs. We seek opportunities to engage with third-party service providers to complement or substitute certain business processes, including logistics, to ensure that our fulfillment and delivery capacities match our business needs and help us avoid becoming overly reliant on our own logistics infrastructure or any one service provider.

With the help of our third-party partners across various aspects of our business, we are able to significantly increase our scale with relatively small capital investment. We believe that the continuing growth of our seller base will result in our expansion into product categories in which we had a historically limited presence, such as apparel or furniture. Expanding our product catalog through the growth of our seller base does not require additional investments in inventory, as these sellers maintain ownership of their products, and therefore facilitates our ongoing transition to an increasingly asset-light business.

Our partnerships towards expanding our last-mile delivery infrastructure include the development of a network of pick-up points through a franchise model, installment of parcel lockers at our partners’ premises and the “uberization” of our approach to engaging couriers. The uberization of our engagement of couriers refers to our shift from employing couriers directly or through courier agencies towards directly engaging self-employed couriers through our dedicated mobile application in order to deliver orders to buyers. In line with our asset-light strategy, the adoption of the franchise model for our pick-up points allows us to expand our delivery infrastructure without purchasing or obtaining long-term leases for real estate to set up our pick-up points or parcel lockers and, as of December 31, 2020, approximately 80% of all our OZON branded pick-up points were franchised to third parties. Our franchise agreements are typically for one year on an automatically renewable basis, and our franchisees receive variable service fees based on the value of parcels delivered to the respective pick-up points.

Adapting to consumer trends with our mobile-first approach

We have adopted a “mobile-first” approach in our product development and marketing efforts. This and the proliferation of smartphones allow us to capture the generation of online shoppers whose online activities occur almost entirely on their mobile devices and to expand our buyer base. We believe that we have a deep understanding of the shopping habits of buyers who make purchases on their mobile devices in Russia and aim to deliver a buyer mobile experience that increases engagement and sales conversion while reducing our buyer acquisition costs. In the year ended December 31, 2020, 71% of orders placed on our platform were made on our Shopping App, compared to 56% in the year ended December 31, 2019. We expect the advantages of our mobile-first approach to increase over time as more people in Russia use smartphones and tablets as their primary devices to access the internet.

Strong technology foundation and scalable infrastructure to support future growth

Technology is at the core of our business, and our research and development team is essential to our ability to implement our business strategy. We continually invest in technology to support the growth of our business and the ongoing evolution of our services that we offer to our buyers and sellers. In pursuit of our goal to provide an outstanding selection of products, value and online shopping convenience to our buyers, we use technology, such as AI and machine learning, across different parts of our platform, including our search engine and product recommendation systems to inventory management and product pricing. Our technology also serves as a backbone of our seller experience, allowing them to effortlessly integrate into our Marketplace and to obtain maximum value by using our price matching and comparison algorithms, data analytics and other tools.

Proactive culture fostered and supported by an experienced management team

Our business is led by an experienced and motivated management team with proven track record of driving a transformational agenda, as evidenced by our operating and financial results. Our management team has a complementary and diversified skill set, with experience in leading Russian and international technology companies. By combining their global expertise and knowledge of the local consumer landscape, our management team has built a differentiated platform that is well regarded by our buyers and sellers.

We believe that the skills, industry knowledge and operating expertise of our management team provide us with a distinct competitive advantage as we continue to grow.

Our Strategy

Our strategy is based on developing existing and launching new products and services that are complementary to our platform to further improve the experience of our buyers and sellers and enhance loyalty to our brand. We believe this will help us maintain a higher growth rate than the Russian e-commerce market, increase our market share, as well as improve our operating metrics and achieve profitability. Our strategy is based on the following key pillars:

Enhance buyer loyalty through increasing the assortment and number of product categories on our platform, providing outstanding value and services, and improving our technology

We believe that having an outstanding selection of products at competitive prices and providing a high level of online shopping convenience, are the most critical drivers of buyer acquisition and retention in the e-commerce industry. Although we offer an assortment of approximately 11 million SKUs on our platform, as of December 31, 2020, we believe that this is a small fraction of the potential number of products that could be offered online in Russia. We are working to increase e-commerce penetration in Russia by optimizing our sourcing of products, adding new products to our catalog and broadening the number of product categories, as well as by optimizing online search and purchasing processes, minimizing click-to-delivery times and generally enhancing our buyer service experience. We believe that these efforts have contributed, and will continue to contribute, to the growth of our buyer base and increase the purchasing frequency of buyers on our platform.

Attract more sellers to our Marketplace by enhancing their experience on our platform

We believe that the business operational flexibility offered by our FBO, FBS and Extended FBS logistics models, the expansion of our product catalog into new categories of products and the opening of new fulfillment centers in various regions in Russia, are just a few of the numerous features that attract new sellers to our Marketplace. We have developed a suite of advertising, fulfillment, delivery, analytics and process management tools, accessible through our OZON.Seller interface, as well as seller-facing financial services and an education platform for our sellers. We believe these services will enhance the experience of our sellers, give them the tools to improve their operational performance, and increase their reliance on our platform, while providing us with increased monetization opportunities for our developing range of seller services.

Further expand our logistics footprint with focus on regional development

We consider the development of our business in the Russian regions an integral part of our growth strategy. We believe that some Russian regions are underpenetrated by e-commerce and we see the potential of increasing the number of buyers and sellers on our platforms from these under-penetrated regions. To achieve this goal, we intend to expand our logistics infrastructure across Russia for both fulfillment and delivery functions. We also aim to develop our network of sorting centers, pick-up points, OZON.Box parcel lockers and couriers, and regularly engage delivery partners to increase our fulfillment and delivery capacities. While pursuing the expansion of our logistics infrastructure, we aim to commit to our “asset-light” strategy by leasing, rather than acquiring, our premises and equipment where feasible.

Build a diversified ecosystem of complementary services around our primary e-commerce business

We aim to further develop our core e-commerce operations by offering a range of complementary services to our buyers, sellers and logistical partners. Our key initiatives include:

Continue to create and enhance financial services offerings

Our financial service offerings provide quick and seamless access to lending and payment assistance to our buyers and sellers, and constitute additional revenue streams for us. We aim to continue developing and enhancing our financial service offerings to our buyers and sellers. We believe that our seller-facing financial services, including B2B financing, will strengthen the loyalty of our sellers and attract new sellers to our platform, and consequently, expand our platform’s product catalog. Similarly, we believe that our buyer-facing financial services, such as our OZON.Card, our branded debit card and OZON.Installment, our point of sale buyer loans, will strengthen buyer loyalty and increase purchase frequency and average order value on our platform.

Develop our advertising service offering

We currently offer a variety of advertising services to sellers and our suppliers on our platform, which generates additional revenue for us. As a leading online marketplace in Russia, we believe that our advertising services have large potential for further growth. Our advertising service helps our sellers to increase their sales on our Marketplace by providing them with a venue to actively market their products to our buyers on promotional shelves and advertising banners on our Shopping App and Buyer Website, or by making their products appear at the top of search results on our platform. Advertising space on our platform is sold to our sellers through a real-time bidding system, which we believe ensures that the fees we receive from sellers using our advertising platform is responsive to demand for advertising space on our platform.

Leverage our growing scale and increasing efficiency to improve unit economics and profitability

We aim to secure a leading position across existing product categories in terms of number of SKUs on our platform, while continuing to scale our business in order to improve our unit economics, margins and achieve profitability. The following five pillars are key drivers of our growth and profitability:

•	Gross profit: We continue to benefit from improved purchasing terms due to the increase in the scale of our business and our growing Share of Marketplace GMV.

•

Advertising revenue: Our advertising revenue from our Marketplace advertising platform has increased, primarily due to the organic growth of our seller base, while our advertising revenue from Direct Sales has increased, primarily due to the increasing number of suppliers seeking to advertise their products through our various marketing channels.

•

Fulfillment and delivery expenses: Our business enjoys increased cost efficiencies in our provision of fulfillment and delivery services from optimizing the mix of delivery channels we offer, as well as from leveraging higher geographical order density. The increased costs efficiencies were also attributable to additional efficiency gains following the launch of new, and the expansion of existing, fulfillment facilities and our adoption of the FBS model.

•	Sales and marketing: Sales and marketing costs have decreased as a percentage of GMV incl. services due to the higher volume of repeat orders, increased buyer retention and higher brand awareness.

•	General and administrative: Our business continued to benefit from economies of scale on our fixed general and administrative cost base, due to the growth profile of our business.

As we continue to scale up our business, we believe that these trends will continue to positively impact our business and drive improvement in profitability and unit economics.

Our Business Operations

Marketplace

The OZON Marketplace is our core business, which enables thousands of sellers to offer a wide assortment of products to our buyers. As sales and the number of active buyers on our platform increase, we expect more sellers to be drawn to the attractive commercial opportunities offered by our platform, which we expect to result in an increasingly competitive marketplace that offers better priced and more varied products, which, in turn, will continue to attract and grow our buyer base. We launched our Marketplace in September 2018, and it has since grown to account for 48% of our total GMV incl. services in the year ended December 31, 2020, while our Direct Sales business accounted for 48% of our total GMV incl. services in the year ended December 31, 2020. The key advantages of the Marketplace model, particularly in the context of products sold under the FBS and Extended FBS models, are that it allows for the continual expansion of our platform’s product catalog without being subject to capacity limitations at our fulfillment centers or, in the case of all our logistics models, the need to invest in working capital or maintain appropriate levels of inventory for each product listed on our platform. Our sellers remain the owners of the products that they list on our platform and are responsible for pricing and managing their inventory and sales, marketing and other activities. This allocation of responsibility to sellers for the pricing and management of inventory and sales, marketing and other activities, allows us to dedicate our platform and logistics infrastructure capacity towards providing high quality fulfillment and delivery services to a larger number of sellers and managing our Direct Sales business, for which we maintain inventory and manage the geographical reach and buyer experience for key product categories.

We offer sellers three logistics models, the FBO model, the FBS model and the Extended FBS model, to use individually or together, when selling their products on our Marketplace. Through these three models, our sellers are able to leverage our nationwide fulfillment and delivery infrastructure according to their business needs. Our FBO model is an attractive option for sellers who do not have their own storage facilities or are unable to fulfill orders by themselves. Our FBS model, in contrast, is suitable for sellers who do not want to, or would not benefit from, supplying inventory to our fulfillment centers, such as sellers who sell their products on several marketplaces simultaneously and do not want to commit their inventory to a single marketplace or sellers who sell heavy and bulky products, such as furniture. Our Extended FBS model allows sellers to use their own fulfillment and delivery capacities to deliver goods directly to customers, bypassing our fulfillment and delivery infrastructure altogether. Based on seller feedback, we believe that our sellers enjoy the flexibility of either or a combination of all three logistics models to fulfill buyer orders. Under all three models, we receive payments for orders from our buyers and make payments, net of our marketplace commissions, to our sellers on a twice-monthly basis. Our Marketplace commission consists of a referral fee, which is a percentage of the total sales price of the product and, where applicable, other fees, such as delivery storage fees collected from sellers. Our marketplace commissions increased to ~~P~~16,503 million in the year ended December 31, 2020 from ~~P~~2,132 million and ~~P~~45 million in the years ended December 31, 2019 and 2018, respectively.

Direct Sales

In our Direct Sales business, we purchase and hold inventory for a selection of products in our fulfillment centers to be sold directly to buyers. Through our Direct Sales business, we sell goods from select categories of products, including “bestsellers” or products with high buyer demand and predictable purchase trends. Similar to all products sold through our FBO model, products sold through our Direct Sales business are fulfilled at our fulfillment centers and channeled to the relevant sorting hubs. From our sorting hubs, parcels are delivered to buyers through our various last-mile delivery channels.

We have dedicated sales teams that identify and track the demand for products in each product category on our platform. These teams monitor the level of sales of products on our platform and once buyer demand for certain products increases to a certain level and a predictable buyer purchasing trend for the product emerges, we consider stocking and selling such products on a Direct Sales basis. As our platform presents a competitive market for products, the same products may be sold by us on a Direct Sales basis and by our sellers on the Marketplace at the same time. For our Direct Sales business, we source products in bulk and leverage our bargaining power as one of the leading Russian e-commerce platforms to purchase inventory on more favorable terms.

Assortment and Pricing Strategy

We currently offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our buyers’ shopping needs. As of December 31, 2020, we offered approximately 11 million SKUs on our platform. We use internally developed AI enabled systems for identifying the market prices of products listed on our platform in real time, and utilize this pricing information to competitively price the products we sell through our Direct Sales business. Similarly, this pricing data is shared with our sellers to enable them to price their products competitively on our platform as well. We believe that this, together with the high volume and large variety of products offered on our platform, naturally fosters a competitive environment that benefits our buyers.

Delivery

We offer our buyers a comprehensive selection of delivery options, including delivery by courier, collection from our offline network of pick-up points and OZON.Box parcel lockers and delivery by Russian Post and other third-party delivery service providers. While maintaining a broad range of delivery options and increasing the proportion of buyers served by same-day and next-day deliveries, we also dedicate resources towards developing even better delivery services, such as express deliveries (under two hours) for product categories such as packaged food, fresh food and FMCG. In the year ended December 31, 2020, we delivered approximately 73.9 million orders, an increase from approximately 31.8 million orders in the year ended December 31, 2019, and an increase from approximately 15.3 million orders in the year ended December 31, 2018. Generally, the delivery fee charged to a buyer depends on the delivery method and the shipping destination. Delivery fees are waived for orders above ~~P~~2,500 and for orders made through an OZON Premium account, our buyer loyalty program.

Advertising

In March 2019, we launched an advertising platform for sellers to promote their products on promotional shelves and advertising banners on our platform. We aim to grow our advertising revenue and expand our advertising services, as this does not require us to incur any incremental variable costs or capital expenditure.

We also receive advertising revenue from suppliers of products we sell under the Direct Sales model, including under arrangements with a number of prominent brands. These brands sponsor and pay, either partially or completely, the fees for our marketing activities, such as television marketing campaigns and promotional offers of their products on our platform. In the year ended December 31, 2020, our advertising revenue increased to ~~P~~3,965 from ~~P~~1,421 in the year ended December 31, 2019 and from ~~P~~282 million in 2018, respectively.

Buyer Experience

Shopping App and Buyer Website

We developed our Shopping App and Buyer Website, which is accessible through PC, tablet and mobile phone, with a focus on delivering a rewarding and seamless buyer experience, with our catalog of products clearly displayed and easily navigable. We have teams of IT engineers, designers, data analysts and product managers who are dedicated to enhancing the OZON buyer experience. Our data science and machine learning teams analyze the data we collect to identify trends in our buyers’ shopping patterns to tailor their shopping experience on our platform and make more relevant product recommendations. This, in turn, provides our databases with additional data to be used to further enhance our buyers’ subsequent shopping experiences on our platform.

Once our buyers have selected all the products they intend to purchase and drop them into the buyer’s digital “shopping cart,” they will proceed to select the delivery method at the checkout page.

Seller Experience

As one of the leading multi-category e-commerce companies in Russia, with a large and growing buyer base of approximately 13.8 million active buyers as of December 31, 2020, we believe that our platform presents an opportunity for businesses of all sizes and maturities across Russia to achieve greater online commercial success. Both businesses and entrepreneurs can become sellers on our platform, provided that they meet our onboarding criteria. Becoming a seller on our platform is designed to be as straightforward as possible, without compromising the necessary security and KYC procedures. Upon clearance, the seller’s account is activated, and they can start listing their products on our platform. Our engagement with our sellers, subject to our standard terms and conditions of the engagement, are for indefinite periods. We may unilaterally suspend a seller’s account under certain circumstances, including where the seller’s service quality has fallen to a level that we determine warrants suspension, the seller is in default of its payments to us, their product listings are misleading or inaccurate, for infringements of third party intellectual property rights or the sale of counterfeit products.

As a result of the scalable nature of our business model, we do not expect there to be a limitation on the number of sellers that we can accommodate on our Marketplace in the future. Our nationwide fulfillment and delivery infrastructure, combined with our advanced technology platform, offer our sellers a seamless business management experience. Sellers across Russia can start selling their goods on our platform as long as they are able to procure the delivery of their products to one of our fulfillment centers, under the FBO model, fulfill and deliver parcels to our sorting hubs, under our FBS model, while OZON handles last-mile deliveries, or fulfill and deliver parcels to customers directly under our Extended FBS model.

Our OZON.Seller interface has been designed to be user friendly and gives sellers access to a broad set of advanced tools for inventory management, assortment management, product pricing and marketing, including downloadable analytical and financial performance reports on their sales and expenses, such as storage, returns or fulfillment costs. We also offer our sellers a suite of promotional and profit management tools, including rewarding buyers with OZON points for providing product reviews, tailoring discount packages or marketing campaigns for a specific group of buyers, providing marketing impact analytics and issuing promotional bundles and coupons.

Fulfillment and Logistics Infrastructure

Our logistics infrastructure serves two core functions, fulfillment and delivery for both our Marketplace business and our Direct sales business. The fulfillment process involves the acceptance, storage, consolidation and packaging of ordered products into parcels at our fulfillment centers. We rely primarily on our own nationwide fulfillment infrastructure that we lease from third-party contractors. Under our asset-light model based on a built-to-suite approach, our lessors incur costs in building our fulfillment centers specifically tailored for our demands. The fulfillment centers are equipped with our proprietary warehouse management system. Our warehouse management system enables the automation of the processes at our fulfillment centers, such as the acceptance, placement, selection, consolidation, sorting and packaging of products, and the tracking of each product during each stage of the fulfillment process. For further information on our fulfillment and logistics infrastructure, please refer to Item 4.D. “Information on the Company—Property, Plants and Equipment.”

Once a product completes its fulfillment process, the parcel is transferred to one of our many sorting hubs located across Russia, which then directs it to the appropriate “last-mile” delivery channel, such as courier delivery, pick-up points or OZON.Box parcel lockers. We believe that our last-mile nationwide and multichannel delivery infrastructure is one of our key competitive advantages and makes shopping on our platform more convenient.

We employ a wide array of delivery services to execute our “last-mile” deliveries, including our own fleet of delivery vehicles, our own and franchised pick-up points, OZON.Box parcel lockers and delivery by Russian Post and other third-party delivery service providers, where appropriate. We are developing our network of pick-up points through a franchise model that will allow us to expand our delivery infrastructure without purchasing or obtaining long-term leases for real estate to set up pick-up points.

Marketing and Sales

We have a dedicated marketing team that covers our nationwide advertising and marketing needs across all product categories and channels. Our marketing strategy has four core objectives:

•	Increase our buyer base and brand awareness

•	Maximize user traffic on our platform and organically improve conversion.

•	Optimize our traffic acquisition costs

•	Increase order frequency and buyer loyalty

We aim to achieve these aims through a variety of strategies, including by maximizing our offline visibility by branding the assets and equipment used in our nationwide delivery infrastructure, expanding our product catalog, targeted advertisements to buyers and promoting our OZON Premium membership.

Technology

Our IT department is essential to our ability to implement our strategy, improve our operational performance, maintain the scalability, security and flexibility of our platform and strengthen our competitive position in the Russian e-commerce market.

Our IT product development teams are organized by verticals, such as buyer experience, seller experience, fulfillment, logistics and CRM, and are supported by our horizontally organized IT teams that are grouped into specializations, such as development operations and database administration, release engineering, security and incident management, which focus on scaling and maintaining the operations of our core technology platform.

All of our core software, which includes all software necessary for our business to operate in the ordinary course of business and excludes proprietary software such as office software and enterprise resource planning systems or other general purpose software (such as issue-tracking and monitoring, code libraries), are developed in-house by our team of IT engineers.

Cybersecurity

We use various technical means and procedures to protect our IT systems from cyber threats, such as perimeter protection tools, perimeter scanning, user rights restrictions on workstations, antivirus protection, software update controls, code review and stress and load tests. Our data processing operations are compliant with Russian data privacy laws and are regularly screened to avoid or detect data leakages. Additionally, in April 2020, our payment processing system security and card data protection measures received PCI DSS certification. We have not faced any material security incidents involving data held by us or our IT systems.

Intellectual Property

We rely primarily on a combination of trademark, software and domain names regulation in Russia as well as contract provisions to protect our intellectual property.

“Ozon.ru” is a registered trademark in Russia where it is considered to be a “well-known” trade mark covering all categories of goods and services. Ozon.ru is also a registered trademark in the US, Israel, Germany and some former Commonwealth of Independent States (“CIS”) countries that are designated contracting parties under the Madrid Agreement and the Protocol. We have other registered trademarks in Russia, which include “Ozon” and “Ozon Travel.”

Our employee contracts contain terms that provide us with rights to all software developed by our employees in the course of their employment with us. We occasionally engage third parties to develop software that is not material to our operations, and, in each case, we seek to engage such third parties under copyright assignment agreements or license agreements, as applicable.

Our domain names “Ozon” and “Ozon Travel” are duly registered and have legal protection in Russia.

Financial Services Offerings

We believe that our experience in interacting with our extensive seller and buyer base provides us with a deep understanding of our platform users’ needs and present us with the opportunity to offer additional services to help buyers find the products they are looking for and sellers to reach and retain more buyers. We have developed a variety of financial services to provide alternative models of engagement with our sellers and buyers and to further enhance our monetization opportunities as the Russian e-commerce market evolves. We have Fintech offerings for our users through “business to customer” (“B2C”) and “business to business” (“B2B”) models, which we believe are uncommon in Russian e-commerce market.

Our B2C offerings include OZON.Card, our branded debit card which allows OZON.Card holders enjoy a number of benefits in the form of cashback for purchases on OZON and OZON.Installment, our service that allows buyers to purchase products on a deferred basis and pay for them in installments, while our financial partners acquire rights and associated risks for these deferred payments.

Our B2B offering includes lending facilities from our financial partners that allow our sellers to finance their working capital needs and further increase their sales on the OZON Marketplace. A pre-approved list of sellers may opt to be scored by our financial partners based on metrics such as their revenue and inventory stored in our fulfillment centers, who may offer loans to these sellers directly on bespoke terms.

Litres

We hold a 42.27% interest in Litres, the leader in the licensed digital books market in Russia and the CIS countries. We believe that Litres has demonstrated a high level of growth and profitability. In the year ended December 31, 2020, Litres had revenue of ~~P~~5,077 million, a 33% increase from ~~P~~3,823 million in the year ended December 31, 2019, which was a 47% increase from ~~P~~2,600 million in the year ended December 31, 2018. Litres had a net income margin (which we define as Litres’ total comprehensive income as a percentage of Litres’ revenue) of 5.5% in the year ended December 31, 2020. Litres has a diversified offering of digital books products. Litres sells digital books and audiobooks through “pay-per-download” sales on the Litres website and mobile apps (that are compatible with both iOS and Android) or through paid subscriptions on its Mybook and “Zvuki slov” websites and mobile apps (that are compatible with both iOS and Android). Litres also serves as a self-publishing platform for authors through its Litres.Selfpub service.

OZON.Travel

OZON.Travel is one of the leading online travel agencies in Russia that offers a one-stop solution for flight and railway ticket bookings and hotel reservations for both B2C and B2B clients. B2C services are accessible through our OZON.Travel website or our OZON.Travel mobile application, which is a principal focus of our product development strategy. OZON.Travel also offers B2B services to small and medium-sized enterprises (“SMEs”) by providing them high quality mobile travel app usability, flexible payment options and seamless electronic document reconciliation, reports and transactions. We plan to further integrate OZON.Travel with our platform business and leverage our buyer base.

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Black Friday sales in November. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to “Quarterly Data” and “Other Factors” in Item 5. “Operating and Financial Review and Prospects”.

Licenses

Please refer to Item 5.C. “Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.” for description of the licenses currently held by our group companies.

Regulatory Environment

Intellectual Property Regulation

Similar to many other Russian companies, we hold intellectual property rights to trademarks and other types of intellectual property and enjoy their protection under Russian law and international conventions. The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain physical form. In addition, we obtain exclusive rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired exclusive rights to copyright objects created by our employees during the course of their employment with us and within the scope of their job functions, that include the right to their further use and disposal.

Under Russian law, the registration of copyright is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property (“Rospatent”).

Trademarks, inventions, utility models and industrial designs require mandatory registration with Rospatent to have legal protection in Russia. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Marks dated April 14, 1891 (the “Madrid Agreement”) and/or the Protocol to the Madrid Agreement dated June 27, 1989 (the “Protocol”), have equal legal protection in Russia as trademarks registered locally. Our main brands are registered as trademarks in Russia. In addition, one of our brands is registered in the U.S., Israel, Germany and some former CIS countries under the Madrid Agreement and the Protocol.

The Civil Code generally provides for the legal protection of trademarks registered with Rospatent. In addition, Russia protects trademarks registered under the Madrid Agreement and the Protocol, if international registration of such trademarks extends to Russia.

Registration of a trademark in Russia by Rospatent is valid for 10 years after the filing. This term may be extended for additional 10 years an unlimited number of times. The same term applies to international registration of a trademark under the Madrid Agreement. The registration is valid with respect to certain classes of goods or services selected by an applicant and will not be protected if used for other types of goods or services. In the absence of registration, the entity using the designation may not be able to protect its trademark against unauthorized use by a third party. If a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark.

The transfer, license or encumbrance of intellectual property rights to trademarks or other intellectual property under assignment agreements, franchising agreements, license agreements and pledge agreements are subject to registration with Rospatent. Failure to comply with the registration requirements results in the respective transfer, license or encumbrance being treated as non-existent, and use of the relevant intellectual property in the absence of registration of the relevant transfer, license or encumbrance may trigger civil, administrative or criminal liability. The Civil Code recognizes a concept of a well-known trademark, i.e., a mark which, as a result of its widespread use, has become well known in association with certain goods among Russian consumers.

Well-known trademarks enjoy more legal benefits than ordinary trademarks—these include:

•

broader coverage—an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and

•	an unlimited registration period—well-known trademarks registration generally remains effective for an unlimited period of time.

In order to register a mark as a well-known trademark, a user must submit the relevant application to Rospatent, together with certain documents including evidence that the relevant mark has become well known (such as, for example, the results of consumers surveys and documentary evidence of costs incurred for the advertising of the mark). One of our trademarks is registered as a well-known trademark in Russia.

We note, however, that the Russian legal system and courts do not have a reputation for protecting intellectual property rights as vigorously as jurisdictions such as the United States. As a result, we may face a higher risk of intellectual property infringement compared to companies operating in certain other jurisdictions. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be adversely affected. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to adequately protect our intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.”

Advertising

As part of our business promotion, we use various types of advertising services to make our buyers more aware of our product offerings. We also offer advertising services to our sellers and third parties as part of our business model. Advertising is a highly regulated activity in Russia. The principal Russian law governing advertising is the Law on Advertising dated March 13, 2006 (as amended, the “Advertising Law”). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Below is a non-exhaustive list of types and methods of advertising that are prohibited in Russia:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state or municipal authorities or officials;

•	depiction of smoking and alcohol consumption in advertising;

•	advertising of healing properties of a product that is not a registered medicine, medical device or medical service; and

•	omission of material facts that leads to advertising being misleading.

Russian law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e., advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

The Advertising Law, as well as the Competition Law, restricts unfair competition in terms of information flow such as:

•	dissemination of false, inaccurate, or distorted information that may inflict losses on an entity or cause damage to its business reputation;

•	misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a commodity or with respect to its producers;

•	incorrect comparison of the products manufactured or sold by an entity with the products manufactured or sold by other entities;

•	sale of commodities in violation of intellectual property rights, including trademarks and brands; or

•	illegal receipt, use, and disclosure of information constituting commercial, official or other secret protected by law.

Pursuant to the Advertising Law, any email advertising is subject to preliminary consent of a recipient.

The Advertising Law does not specifically regulate display advertising, such as pop-up ads appearing on third-party websites. At the same time, it may potentially be qualified as “telecom” advertising, which is subject to a recipient’s consent pursuant to the Advertising Law.

Violation of the Advertising Law can lead to civil actions or administrative penalties imposed by the FAS.

We note that amendments to the Advertising Law and related legislation may impact our ability to provide some of our services or limit the type of advertising services we may offer. However, the application of the Advertising Law and related legislation to parties that merely facilitate or distribute advertisements (as opposed to marketing or selling the relevant product or service) can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If parties engaging our advertising services do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our advertising serving system failed to include the necessary disclaimers, we may be exposed to administrative fines or other sanctions and may have to limit the types of advertisers we serve.

In addition, the regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted or the current legislation were to be interpreted to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could impact the relevance of the advertisements distributed by us, reduce the number of parties engaging our services and ultimately decrease our advertising revenue, which would have a material adverse effect on our business, prospects, financial condition and results of operations. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russia—We may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue.”

Privacy and Personal Data Protection Regulation

As we collect, store and otherwise handle personal data of our buyers, sellers and employees, we are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The Personal Data Law, among other things, requires that any processing of personal data of an individual (including collection, recording, systematization, accumulation, storage, use, transfer, blocking, deleting and destroying) is subject to such individual’s preliminary consent. Generally, the Personal Data Law does not require such consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, in a number of cases the consent must be in writing, including:

•

where the processing relates to special sensitive categories of personal data (regarding the individual’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information);

•	where the processing of personal data relates to any physiological and biological characteristics of the individual which can help to establish his or her identity (biometric personal data);

•	cross-border transfers to a state that does not provide adequate protection of a personal data subject’s rights; and

•	the reporting or transferring of an employees’ personal data to a third party.

Written consents of individuals must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained. The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant individual. We endeavor to obtain personal data processing consents from all our users by asking them to click a relevant icon indicating such consent. Failure to comply with legislation on personal data protection may lead to civil, disciplinary, administrative and criminal liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data.

The Personal Data Law requires personal data operators to conduct certain types of personal data processing with respect to Russian citizens exclusively with the use of Russian databases. These types of the so-called “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. According to Roskomnadzor guidance, the parallel input of gathered personal data into a Russian information system and a foreign-based system is prohibited. These data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only. We comply with this requirement and process personal data of Russian citizens using Russian databases. Failure to comply with data processing requirements, including the localization requirement, may result in a court decision blocking our website and our inclusion in a special register for infringers of personal data processing requirements, as well as imposition of an administrative fine.

The Russian legal framework governing data protection continues to develop, and therefore, there may be uncertainties as to the application or interpretation of these laws. For example, no standard definition of a “database” exists within the law and, under definitions contained in the Civil Code, a variety of documents and virtual objects (for example, Microsoft Office files) may be referred to as a database. Our information resources, including personal data, may be stored in a virtual environment (as part of our own cloud computing), which may significantly hinder the determination of the exact location of each virtual object and make it more difficult for us to provide the required information on the location within the required period. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russia—The legal framework governing e-commerce, data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.”

Antimonopoly Regulation

As our subsidiaries are Russian companies, they are subject to Russian antimonopoly regulation. The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, prevention of cartels and other anti-competitive agreements or practices and counteracting unfair competition. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that violate or may violate competition. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and the new entities established as result of such a mandatory reorganization cannot form a group of companies.

We understand that the FAS could in the future focus on the markets that we are active in and could identify dominant players so that limitations and other requirements contained in the Competition Law would apply to their operations, such as the ban on establishment of the monopolistically high prices or discriminating conditions, or withdrawal of the product from the circulation.

The Competition Law expressly provides for its extraterritorial application to transactions and actions which are performed outside of Russia but lead, or may have led, to the restriction of competition in Russia.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, certain company formations and reorganizations that meet financial and other thresholds established by the Competition Law. Specific thresholds are also established by the Competition Law in relation to pre-approval by the FAS of certain transactions with respect to financial services providers. Financial services providers under the Competition Law include credit institutions, but do not include payment agents.

Consumer Protection and Commerce Regulation

As the majority of our buyers are individuals, we are subject to Russian laws and regulations regarding consumer protection and trade regulation set out below:

•

Law on Essentials of State Regulation of Commerce in the Russian Federation dated December 28, 2009 (as amended) establishes the general legal framework for regulation of wholesale and retail activities carried out in Russia. It contains the requirements regarding commerce activities in Russia, including antimonopoly provisions and regulation of supply contracts with respect to food products that we sell, and introduces a system of trade registers where all business organizations engaged in commerce activities (except manufacturers) within a particular region must be recorded. This law applies to our relations with product suppliers when we act as a seller on our direct sales platform. The law contains a set of general restrictions applying to all food products supplies. For example, the law sets out that food products supply agreements may not provide for any type of fees to purchasers other than those permitted by the law; and regulate promotional activities carried out by sellers. The law also provides for mandatory application of identification marks (the so-called “Fair Mark”) to certain product categories (for instance, tires, perfumes, photo cameras and shoes) for the purposes of product monitoring and counterfeit combat.

•

Law on Technical Regulation dated December 27, 2002 (as amended) establishes a general legal framework for the application of product requirements and the assessment of product conformity. There are also particular technical regulations that provide for detailed requirements in respect of product categories.

•

Sanitary and Epidemiological Rules and Regulations approved by the Russian Chief Sanitary Officer establish requirements regarding supporting documents, raw materials and components to be used in baby food products, as well as package and chemical compound requirements.

•

Law on Quality and Safety of Food Products dated January 2, 2000 (as amended) establishes a general framework for ensuring the quality and safety of food products. It sets out general requirements regarding the packaging, storage, transportation and sale of food products, as well as the destruction of poor-quality and unsafe food products. Violation of the law may result in civil and administrative liability for companies and/or their managers and criminal sanctions for managers.

•

Law on Protection of Consumer Rights dated February 7, 1992 (as amended) establishes a general legal framework for regulation of the relationship between sellers, manufacturers and service providers, on the one hand, and buyers, on the other hand, in the course of the sale of goods, performance of works or rendering of services. It establishes the rights of consumers to purchase goods of proper quality and to receive information on goods and their manufacturers. The law invalidates any term in a consumer contract purporting to limit consumer rights. The law mandates the owners of an aggregator of information on products or services to provide full and accurate information on products and a seller (such as, for example, name and address). The law establishes civil and administrative liability for companies and/or their managers for violation of consumer rights.

•

Regulation of the Russian Government on Approval of Rules of the Distant Sale of Products dated September 27, 2007 establishes a general framework between sellers and buyers in respect of distant sale of products. The regulation provides for the list of product information to be provided to a buyer (for example, information on conformity with applicable technical regulation, main consumer qualities of the product, place and name of the manufacturer), as well as specific rights of the buyer, such as rejection and return of the product. In addition, the regulation prohibits the distant sale of certain goods and provides for other rules and restrictions. If we expand the categories of products we are offering (for example, alcoholic beverages), we will need to follow the effective rules of the sale of such products, which may be subject to uncertain interpretation or application by the Russian courts and enforcement authorities and result in increased regulatory scrutiny of our business or even the restriction or a ban of our Buyer Website and Shopping App. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our expansion into new products, services, technologies and geographic regions subjects us to additional risks.”

On May 16, 2020, the Russian Government adopted the procedure for the issuance of permits on distant sale of pharmaceuticals. In order to be eligible for the permit, a company must have a pharmaceutical license for at least one year; at least ten pharmaceutical sites in Russia; places for the storage of orders compliant with the rules on medical product storage; a website or mobile app; its own or third-party courier service with cold chain capabilities; and an electronic or mobile payment system to pay for goods at the place of service. The permits are issued by Roszdravnadzor, a Russian regulatory authority in the sphere.

In addition, in light of the spread of COVID-19, in April 2020 the Russian Parliament adopted a number of laws toughening administrative and criminal liability for the breach of sanitary-epidemiologic regulations. As a result, we have to bear additional expenses to ensure compliance with sanitary-epidemiologic rules and regulations.

Regulation of the Sale and Lease of Real Estate

The majority of the premises we use are leased (for example, the office of our key operating subsidiary, Internet Solutions LLC, and all our fulfillment centers). From time to time, we may also manage real estate in accordance with our asset-light strategy. Under the Civil Code, agreements relating to sale or lease of real estate must expressly set out the details of the real estate and the purchase price or lease rate. The transfer of ownership under a real estate sale agreement is subject to state registration. Lease agreements are subject to state registration, except for short-term (i.e., less than one year) and preliminary lease agreements. Under the Civil Code, unregistered lease agreements are binding on the parties (provided that the lessor and the tenant agreed on all material terms of the lease and started performing the lease agreement), but cannot be enforced against any third parties. As a general rule, the tenant has a pre-emptive right to renew a lease upon its expiry on the terms and conditions to be agreed by the parties. Under the Civil Code, a lease agreement may be unilaterally terminated either in a limited number of situations expressly provided by the Civil Code (through a court procedure) or under the terms of such lease agreement (through court and out-of-court procedures).

Employment Regulation

As of December 31, 2020, we had 14,834 employees working in our fulfillment centers, delivery infrastructure operations and research labs and corporate offices. Employment matters in Russia are governed mainly by the Labor Code and by numerous implementing enactments of Russian authorities, which are enforced by the Russian courts and the Federal Service on Labor and Employment. The Labor Code sets out minimum rights of employees that must be complied with by any employer in Russia. Employment is required to be documented by an employment agreement that must, as a general rule, be for an indefinite term. Unilateral early termination of employment agreements by an employer is possible only for certain reasons expressly outlined in the law, and is subject to the provision by the employer of specified remedies to the employee, except in the case of a termination for cause.

In 2018, the law on the special tax regime for the “self-employed” was adopted in several constituent entities of Russia. For the purposes of this law, a self-employed person is an individual conducting income-generating activities while not having an employer, not engaging employees and not benefiting from the property income. The income tax rate for the self-employed varies from 4% to 6%, as opposed to the standard 13% income tax rate. Starting from July 1, 2020, the regime was extended to all constituent entities of Russia. The extension of the self-employed regime will allow us to engage couriers and other temporary workers in a more effective way.

A number of counterparties that we contract with are individuals registered either as individual entrepreneurs or self-employed persons. As a result of being registered as either an individual entrepreneur or self-employed person, we are not obliged to withhold personal income tax and pay social contributions when paying these counterparties for the services that they provide to us. Persons registered as individual entrepreneurs pay personal income tax and social insurance contributions themselves.

One of our key Russian operating subsidiaries contracts with some individuals who are registered as self-employed and individual entrepreneurs (for example, couriers that help with our fulfillment and logistics). As such, based on current legislation, we do not consider these individuals to be members of our staff, and we are not obliged to pay or withhold any taxes or contributions when making payments to them. As a result, there is a risk that the courts may, upon the demand of the Russian authorities or the relevant individual entrepreneurs or self-employed individuals, reclassify our relationships with such individuals as labor relationships if such individuals are regularly and predominantly working for the benefit of our Russian subsidiaries, which could result in the assessment of additional taxes, penalties and other liabilities on our Russian subsidiaries and could adversely affect our business, prospects, financial condition and results of operations. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business or Industry—Our business may be adversely affected if counterparties that we contract with who are registered as individual entrepreneurs or self-employed persons, which includes couriers, are classified as our employees.”

Customs Regulation

The Eurasian Economic Commission has the authority to establish customs duties. Personal use products sent to Russia through international mail are free from these duties if their price does not exceed certain thresholds. In 2019 and 2020, the price of personal use products sent to Russia from abroad through international mail that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. This regulation appeared beneficial for the internal market, and subsequently, our turnover. However, we cannot precisely evaluate the contribution of this new rule to our turnover. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—An increase in the share of international e-commerce companies in the Russian market or changes in measures aimed at restricting international e-commerce may adversely affect our business and results of operations.”

C. Organizational Structure

We are an entity incorporated in Cyprus and are acting as a holding company for all of our operating subsidiaries. On October 22, 2020, Ozon Holdings Limited was converted from a private limited liability company incorporated in Cyprus into a public limited company incorporated in Cyprus, and our name changed pursuant to a special resolution at a general meeting of our shareholders to Ozon Holdings PLC. Our key operating subsidiary is Internet Solutions LLC, a wholly-owned Russian subsidiary of Ozon Holding LLC, a Russian company wholly owned by us.

D. Property, Plants and Equipment

We lease and operate a network of fulfillment centers across Russia with a total building footprint of approximately 227,000 square meters. Our fulfillment centers are located in Moscow, Tver, Saint Petersburg, Kazan, Novosibirsk and Yekaterinburg.

We own the warehouse equipment used in our leased fulfillment centers, such as mezzanines, sorting machines and conveyor lines. We also own the computer equipment and hardware that we use in our warehouses, used to automate fulfillment and sorting processes, as well as the computer equipment and hardware in our call centers and offices.

All our offices, including our principal executive office of our key operating subsidiary, Internet Solutions LLC, located at 10 Presnenskaya Embankment, “Naberezhnaya Tower” Tower C, 123112, Moscow, Russia, are leased.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled Item 3.A. “Key Information—Selected Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.

A. Operating Results

Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market. Our mission is to transform the Russian consumer economy by offering the widest selection of products, best value and maximum online shopping convenience among Russian e-commerce companies, while empowering sellers to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure and our cutting-edge technology and strong culture of innovation.

We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 48% of our GMV incl. services and 16% of our total revenue in the year ended December 31, 2020. We also sell products directly to our buyers through our Direct Sales business, which represented 48% of our GMV incl. services and 78% of our total revenue in the year ended December 31, 2020. We have almost 11 million SKUs, as of December 31, 2020, in categories ranging from electronics, home and decor and children’s goods to FMCG, fresh food and car parts, at competitive prices and with a wide range of delivery options. This business model also enables us to better manage our inventory and enhance the online shopping experience of our buyers for certain product categories and geographical regions through our Direct Sales business. We attract sellers to our platform with a strong value proposition that combines access to millions of our active buyers with a comprehensive set of tools and services for our sellers, such as sales management solutions with access to data analytics and advertising services, financial products and fulfillment and delivery services through our nationwide logistics infrastructure through our FBO and FBS logistics models. These seller-facing tools and services equip our sellers to attract more buyers, grow their sales and provide a seamless transaction and buyer experience.

In the year ended December 31, 2020, our platform served approximately 13.8 million active buyers who placed an average of 5.4 orders during that period, an increase from approximately 7.9 million active buyers who placed an average of 4.0 orders in the year ended December 31, 2019. We believe we have achieved significant scale and are continuing to grow our business, while also focusing on achieving profitability in the future. For the year ended December 31, 2020, our GMV incl. services increased to ~~P~~197,414 million from ~~P~~80,815 million in the year ended December 31, 2019, an increase of 144%, and from ~~P~~41,888 million in the year ended December 31, 2018, a year-on-year increase of approximately 93%. In April-June 2020, we experienced increased demand for our products and services as a result of the COVID-19 pandemic and the related government-imposed social-distancing measures. See “—Factors Affecting Our Financial Condition and Results of Operations—COVID-19.”

Due to significant expenses required to finance our growth, we incurred a loss of ~~P~~22,264 million, ~~P~~19,363 million and ~~P~~5,661 million in the years ended December 31, 2020, 2019 and 2018, respectively. Despite reporting losses since 2018, we have demonstrated improving profitability, and in the year ended December 31, 2020, we had a Contribution Profit of ~~P~~815 million (with Contribution Profit as a percentage of GMV incl. services of 0.4%), compared to a Contribution Loss of ~~P~~5,549 million and a Contribution Profit of ~~P~~1,326 million (with Contribution Loss and Contribution Profit as a percentage of GMV incl. services of negative 6.9% and positive 3.2%) in the years ended December 31, 2019 and 2018, respectively. The significant improvement in our Contribution Profit was driven by the growth of GMV incl. services and reduction of fulfillment and delivery expenses as a percentage of GMV incl. services as result of increased demand for our products and services during the COVID-19 pandemic in the second quarter of 2020. We believe that as our business continues to grow, we will benefit from our operating leverage, improving our Contribution Profit/(Loss).

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are driven by our success in attracting and retaining buyers to our platform and increasing the frequency of the purchases they make, as well as our ability to enhance the efficiency of our operations as we continue to grow. In 2020, our results of operations were also affected by the COVID-19 pandemic and related response measures.

Loyalty and engagement of our buyers

Our financial results have benefited from increased buyer retention and higher order frequency in recent years. We review performance of our active buyers on an annual cohort basis. Each buyer cohort is defined as buyers who placed their first order during a specific year. We track the repeat orders made by buyers in each cohort.

Going forward, we expect that increasing the loyalty and engagement of our active buyers, through improving the breadth of our assortment, further strengthening our brand awareness and introducing new product categories, will increase our cohort retention and purchase frequency, which we expect to drive improvements in our GMV incl. services and revenue.

Number of our buyers, sellers and the assortment offered on our platform

The combination of our wide selection of products, competitive prices and convenient buyer shopping experience, coupled with our strong brand awareness and seller support tools and services, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in an expansion of our product catalog and increased buyer retention. We have seen significant increases in both the number of active buyers on our platform in recent periods. As of December 31, 2020, we had 13.8 million active buyers, compared to 7.9 million and 4.8 million active buyers as of December 31, 2019 and 2018, respectively. We believe that some of the sellers who joined our platform in 2020 joined as a result of mobility restrictions and the temporary closure of offline retail businesses in connection with the COVID-19 pandemic, although the exact number of such sellers is difficult to quantify. However, we continued to experience a growing number of active sellers after the restrictions were lifted and offline retail businesses reopened.

We actively focus on increasing the range of features we offer to sellers to enhance the attractiveness of our Marketplace to our current and potential sellers. We have developed a number of initiatives, including the OZON.Seller platform, which gives our sellers access to a broad set of advanced tools for stock management, assortment management, product pricing and marketing, including analytical and financial performance reports on their sales and expenses such as storage, returns or fulfillment expenses, as well as a suite of promotional and profit management tools. We believe that the increase in the number of active sellers on our Marketplace and continuing growth of our active buyers and assortment of products created demand for our high-margin advertising services, which has led to strong growth in our advertising revenue.

In addition to our Marketplace, we also operate our Direct Sales business, where we purchase stock of products in our fulfillment centers to be sold directly to our buyers. The successful operation of our Direct Sales business depends on a number of factors, including our ability to increase the range of products sold by us directly, achieve competitive prices for such products and ensure the necessary amount of stock in our fulfillment centers for the timely delivery of products to our buyers. Notwithstanding the launch of our Marketplace in September 2018, we have chosen to retain the Direct Sales business for certain products. We believe that the Direct Sales business allows us to optimize revenue from goods sold on our platform and allows us to manage our working capital in a more efficient manner. In particular, we sell products through Direct Sales that are in high demand, such as “bestsellers”, and have predictable purchasing trends. The high demand for these products ensures a high turnover of inventory, minimizing the amount of unsold inventory held at our fulfillment centers, and the predictable purchasing trends enable us to effectively manage the restocking of inventory to avoid purchasing excess inventory. The products that we sell through Direct Sales will vary depending on shifts in demand and purchasing trends. The same products may be sold by us on a Direct Sales basis and by our sellers on our Marketplace at the same time.

In any particular period, changes in the volume of products sold through our Marketplace or our Direct Sales business will impact our revenue, cost of sales and our gross profit as sales through our Marketplace generate higher gross margins. As we continue to increase our focus on expanding our Marketplace and growing our Share of Marketplace GMV, we expect our gross profit and our Contribution Profit/(Loss) to improve. In long-term, we aim to have equal gross profit as a percentage of GMV incl. services for our Marketplace and Direct Sales businesses as we continue to achieve economies of scale and improve our purchasing power.

Efficiency of our fulfillment and delivery operations

We believe we have built a comprehensive logistics and fulfillment service which is one of the leading e-commerce fulfillment and delivery services in Russia. This logistics and fulfillment service is structured to maximize the revenue we generate from fulfillment and delivery services while minimizing fulfillment and delivery expenses. We generate revenue from our fulfillment services mainly through delivery charges to our buyers and as a part of Marketplace commission from our sellers. We incur fulfillment expenses primarily from our network of fulfillment centers, where we store products sold by us directly and provide storage services to our sellers using the FBO model. Delivery expenses are incurred for our delivery network comprising sorting centers, couriers, pick-up points and box lockers.

Our fulfillment and delivery expenses are highly dependent on a number of factors, such as volume of orders and level of utilization for fulfillment and sorting centers, as well as for pick-up points and box lockers, density of orders, delivery distance and method. We believe our business will further gain efficiency and improvement in expenses as a percentage of GMV incl. services in fulfillment infrastructure as a result of an increased share of sellers selecting our FBS model, in which we do not incur fulfillment costs, and long term normalization of operating costs at our recently launched fulfillment centers and those we plan to launch in the near future as they reach long-term normalized levels of utilization. We also expect to see improvement in the efficiency of our delivery network following the establishment of our new fulfillment centers in a number of Russian regions to decrease the delivery distance, future growth in density of courier orders and growth in utilization of box lockers and pick-up points over the long term.

Our ability to leverage our growing scale

We have a relentless focus on maintaining a leading position across existing product categories while continuing to scale our business in order to improve our margins. In addition to efficiency gains in fulfillment and delivery expenses, the factors mentioned below are the key drivers of this trend:

•

Sales and marketing: marketing costs have benefited from growth of organic traffic and increase in buyers’ orders frequency, with repeat orders and increased buyer loyalty requiring less marketing engagement and expenses to support.

•

Technology and content: as a percentage of GMV incl. services, our technology and content expense have declined, even as we heavily invested in improving our seller and buyer experience and our technology and data capabilities in 2018 through to 2020.

•	General and administrative: our business has continued to enjoy economies of scale on a fixed cost base due to the growth profile of our business across our Marketplace and Direct Sales.

While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of GMV incl. services and revenue over time as we continue to achieve economies of scale and benefit from operating leverage.

COVID-19

The COVID-19 pandemic has led to significant global disruptions, which affected our business, as well as our buyers, sellers and suppliers. See “Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business may be materially adversely affected by the COVID-19 pandemic.” As a result of the COVID-19 pandemic and the mobility restrictions and other measures implemented by the Russian Government from the end of March 2020 until June 2020, which included social distancing, stay-at-home orders and limited quarantine measures, we experienced a significant increase in the number of new active buyers, higher demand for products on our platform and an inflow of third-party sellers to our Marketplace. We believe the mobility restrictions led more sellers and suppliers to increase their online presence, as we believe that increasing their sales through our Marketplace and Direct Sales businesses are some of the key drivers of their sales growth. The mobility restrictions also increased e-commerce adoption by our buyers as we saw increased order frequency and spend on our platform during this time.

As a result of the COVID-19 pandemic, we also introduced a number of changes to our fulfillment, delivery and other services, including a temporary suspension of our pay-on-delivery service, and we made numerous process updates across our operations to implement employee and buyer safety measures, such as enhanced cleaning, social distancing and protocols to support personal protection. We also implemented procedures to keep pricing of certain essential products by the sellers on our Marketplace at affordable levels following increased demand.

Although the increase in our revenue in the year ended December 31, 2020, compared to the same period in 2019, resulted from an increase in demand for products sold through our platform, the increase in revenue also reflects the impact of measures that we implemented in 2018 and 2019, such as focusing on driving higher sales through our Marketplace, our marketing efforts undertaken in 2019 and our expansion into a broad range of product categories.

As the lockdown in the most regions of Russia was lifted in June 2020, we believe that our results of operations for the year ended December 31, 2020 reflect the results of our operations without the direct impact of the COVID-19 lockdown measures.

In recognition of our important role during the COVID-19 pandemic, in April 2020, we were included in the list of systemically important companies by the special decree of the Russian Government, which allows us to be considered for special government support during the COVID-19 pandemic. As a result of these support measures, our operations were not subject to the mobility restrictions imposed on businesses and the general public. We also benefited from a 1.0% online payment processing fee limit introduced by the CBR for retailers of certain essential products from April 2020 to September 2020. The online payment processing fee limit was imposed on Russian banks and other financial institutions, which were required to limit their fees to accept online debit and credit card payments for such retailers to 1.0%. This reduction of the online payment processing fee had the effect of decreasing our fees for cash collection expenses as a percentage of GMV incl. services in the six months ended September 30,

2020, which was partially offset by the increase of the share of online payments on our platform during that period. As a result, an overall decrease in our fees for cash collection expenses as a percentage of GMV incl. services amounted to 0.4 percentage points in 2020 compared to 2019. While we benefitted from the 1.0% online payment processing fee limit, which has since been terminated, we do not believe that there will be any material impact as a result of its termination. The measures mentioned above are the only material support that we received as a result of our inclusion in the list of systemically important companies.

We continue to closely monitor the impact of the COVID-19 pandemic on our business. The pandemic and related actions taken by governments to limit its spread could cause a temporary closure of our operational facilities, interrupt our fulfillment, delivery or logistics systems or severely impact the behavior and operations of our sellers, buyers, suppliers and other users of our products and services. Our operations could also be disrupted if any of our employees or employees of our suppliers or sellers are suspected of contracting COVID-19, as this could require us or our suppliers or sellers to quarantine some or all of these employees and implement disinfection measures to the facilities and premises used for our operations. As the COVID-19 pandemic continues to evolve, the extent of its impact on our business in future periods remains uncertain.

See also Item 3.D. “Key Information—Risk Factors” as to foreign currency risks and inflation.

Other Factors

Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Black Friday sales in November. We recognized 58%, 58% and 59% of our annual revenue during the second half of 2020, 2019 and 2018, respectively. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to “—Quarterly Data.”

Our business is also affected by macroeconomic conditions and the political environment in Russia, where our buyers and sellers are primarily located. The purchase capabilities of our buyers may be significantly influenced by political and economic developments in Russia and the effects of these factors on demand for products and services.

Segments

For management purposes, our business is organized into two operating segments:

•	Ozon.ru, which is comprised of sales of multi-category consumer products through our Shopping App and our Ozon website; and

•	Ozon.travel, which includes sales of airline and train tickets through our Ozon.Travel mobile app and our Ozon.Travel website.

Ozon.ru represents over 99% of our revenue for the year ended December 31, 2020; therefore, we present Ozon.ru as the only reportable operating segment, as this reflects the consolidated view of our operating segments noted above.

Key Indicators of Operating and Financial Performance

Our management monitors our financial and operational performance on the basis of the following measures.

(~~P~~ in millions, unless indicated otherwise)	For the year ended December 31,
	2020	2019	2018
GMV incl. services(1)	197,414	80,815	41,888
Share of Marketplace GMV, %(2)	47.8	17.4	0.9
Total revenue	104,350	60,104	37,220
Gross profit(3)	31,491	11,259	9,558
Gross profit as a percentage of GMV incl. services, %	16.0	13.9	22.8
Contribution Profit/(Loss)(4)	815	(5,549)	1,326
Contribution Profit/(Loss) as a percentage of GMV incl. services, %	0.4	(6.9)	3.2
Adjusted EBITDA(5)	(11,716)	(15,832)	(5,305)
Adjusted EBITDA as a percentage of GMV incl. services, %	(5.9)	(19.6)	(12.7)
Free Cash Flow (6)	(2,566)	(19,947)	(6,203)
Number of orders, million(7)	73.9	31.8	15.3
Number of active buyers, million(8)	13.8	7.9	4.8

(1)

GMV incl. services (gross merchandise value including revenue from services) comprises the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

(2)

Share of Marketplace GMV represents the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

(3)	Gross profit represents revenue less cost of sales in a given period.

(4)

Contribution Profit/(Loss) is loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses. Please see Item 3.A. “Key Information—Selected Financial Data—Non-IFRS Measures” for a reconciliation of Contribution Profit/(Loss), which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Contribution Profit/(Loss) useful.

(5)

Adjusted EBITDA is loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies. Please see Item 3.A. “Key Information—Selected Financial Data—Non-IFRS Measures” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.

(6)

Free Cash Flow is net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities. Please see Item 3.A. “Key Information—Selected Financial Data—Non-IFRS Measures” for a reconciliation of Free Cash Flow, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Free Cash Flow useful.

(7)	Number of orders is the total number of orders delivered in a given period, net of returns and cancellations.

(8)	Number of active buyers is the number of unique buyers who placed an order on our platform within the 12 months period preceding the relevant date, net of returns and cancellations.

Components of Our Results of Operations

GMV including services

GMV incl. services is the key driver of our revenue, as the majority of our revenue is a function of our GMV incl. services. Our primary sources of revenue are sales of goods by us under the Direct Sales model and Marketplace commission from sales of goods by third-party sellers on our Marketplace. From time to time, we may change the mix between the sales through our Direct Sales and Marketplace businesses, which does not impact our GMV incl. services. However, these variations may impact our revenue, as we recognize gross sales of goods net of returns and cancellations as revenue for our Direct Sales business and only Marketplace commission as revenue for Marketplace sales. Accordingly, we measure the volume of our operations not on the basis of revenue, but rather on the basis of our GMV incl. services, which also includes revenues from services rendered to our sellers and buyers, such as advertising and delivery services processed through our platform. Revenues from these services are also correlated with the volumes of goods sold on our platform.

Revenue

Sales of goods relate to transactions where we act directly as the seller of goods we purchase from our suppliers. We recognize revenue from sales of goods on a gross basis, net of return and cancellation allowances when the goods are delivered to our buyers.

Service revenue includes Marketplace commissions, charges for delivery services and advertising services and travel ticketing commissions.

Marketplace commission represents commission fees charged to third-party sellers for selling their products through our Marketplace. Upon a sale, we charge the third-party sellers a commission fee, which consists of the base fee and variable fee component. The base fee is charged based on the product category for the given product. The variable fee component of the commission is paid by the sellers based on the additional services we render to the sellers, such as storage fees for products stored at our fulfillment centers and delivery fees. Marketplace commission is recognized on a net basis at the point of delivery of products to the buyers.

Delivery services represent charges for delivery of products to our buyers who place their orders through our mobile apps and website.

Advertising services allow our suppliers and sellers to place advertisements or show their products in particular areas of our websites and mobile apps at fixed or variable fees. Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks.

Travel ticketing commission consists of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets, as applicable. Ticketing commission fees are recognized upon booking of airline and railway tickets.

Operating Expenses

Our primary categories of operating expenses are cost of sales and fulfillment and delivery expenses, as well as sales and marketing, technology and content and general and administrative expenses. As our business continues to grow, we expect our operating expenses to increase in absolute terms and further decline, as a percentage of GMV incl. services, as we continue to benefit from our operating leverage.

Cost of sales consists of the purchase price of consumer products, including supplier rebates and subsidies, write-downs and losses of inventories, cost of travel ticketing and costs of obtaining and supporting contracts with sellers on our Marketplace.

Fulfillment and delivery expenses primarily consist of costs incurred in operating and staffing our fulfillment centers, sorting centers, buyer service centers and pick-up points, outbound shipping costs, packaging material costs, expenses related to payment processing and costs associated with the use of the facilities and equipment by these functions, such as depreciation expenses and other related costs. Fulfillment and delivery expenses also include amounts paid to third parties that assist us with fulfillment, sorting, delivery and buyer service operations, as well as write-offs and losses of sellers’ inventory. Fulfillment and delivery costs are expensed as incurred.

Sales and marketing expenses consist primarily of advertising costs and payroll, including related expenses for employees involved in marketing and sales activities. We carry out the majority of our digital and performance marketing efforts through search engines and sites in order to attract buyers and sellers to our platform. Additionally, we invest a portion of our marketing budget in offline media in order to improve our brand awareness and to complement our online efforts. Sales and marketing expenses are expensed as incurred.

Technology and content expenses include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design and maintenance of our mobile apps and websites and technology infrastructure costs.

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, and costs associated with the use of the facilities and equipment by these functions, such as depreciation expenses, premises maintenance expenses and other general corporate related expenses. General and administrative expenses are expensed as incurred.

Results of Operations

Below are our results of operations for the years ended December 31, 2020, 2019 and 2018:

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Revenue:
Sales of goods	81,414	53,487	33,920
Service revenue	22,936	6,617	3,300

Total revenue	104,350	60,104	37,220

Operating expenses:
Cost of sales	(72,859)	(48,845)	(27,662)
Fulfillment and delivery	(30,676)	(16,808)	(8,232)
Sales and marketing	(10,015)	(7,153)	(3,335)
Technology and content	(4,394)	(3,520)	(2,123)
General and administrative	(3,729)	(2,390)	(1,742)

Total operating expenses	(121,673)	(78,716)	(43,094)

Operating loss	(17,323)	(18,612)	(5,874)
Loss on disposal of non-current assets	(35)	(7)	(3)
Finance costs	(2,115)	(980)	(66)
Finance income	311	179	195
Share of profit of an associate	112	54	82
Foreign currency exchange (loss) / gain, net	(1,984)	(213)	78
Other non-operating expenses	(1,000)	—	—

Total non-operating (expense)/income	(4,711)	(967)	286

Loss before income tax	(22,034)	(19,579)	(5,588)
Income tax (expense) / benefit	(230)	216	(73)

Loss for the year	(22,264)	(19,363)	(5,661)

Total comprehensive income for the year	(22,264)	(19,363)	(5,661)

Year ended December 31, 2020, compared to years ended December 31, 2019 and December 31, 2018 respectively

GMV including services

Our GMV incl. services increased by 144% to ~~P~~197,414 million in 2020, from ~~P~~80,815 million in 2019, and from ~~P~~41,888 million in 2018, primarily due to an increase in the number of active buyers, as well as higher purchase frequency and annual spend of our repeat active buyers. Our Marketplace contributed 69% to our GMV incl. services growth in 2020, while Direct Sales business contributed 28%.

Revenue

Below is our revenue, broken down by source, for the years ended December 31, 2020, 2019 and 2018 and as a percentage of total revenue:

	For the year ended December 31,
	2020	2020	2019	2019	2018	2018
	(~~P~~ in millions)	(% of revenue)	(~~P~~ in millions)	(% of revenue)	(~~P~~ in millions)	(% of revenue)
Revenue
Sales of goods	81,414	78	53,487	89	33,920	91
Service revenue	22,936	22	6,617	11	3,300	9

Marketplace commission	16,503	16	2,132	4	45	—
Advertising services	3,965	4	1,421	2	282	1
Delivery services	1,761	2	1,758	3	1,595	4
Travel ticketing commission	445	—	1,187	2	1,274	3
Other revenue	262	—	119	—	104	—

Total revenue	104,350	100	60,104	100	37,220	100

In 2020, our total revenue increased by 74% compared to 2019 and, in 2019, by 61% compared to 2018, driven by an increase from both sales of goods and service revenue.

Sales of goods. The increase in our sales of goods for in 2020, compared to 2019 and 2018 was attributable to the growth in the number of active buyers to 13.8 million as of December 31, 2020, from 7.9 million as of December 31, 2019 from 4.8 million as of December 31, 2018 and the increase in their purchase frequency to 5.4 orders in 2020, from 4.0 orders in 2019 and from 3.2 orders in 2018.

In 2020 and 2019, we experienced significant growth across all major product categories. The following table illustrates contribution of major product categories to the overall increase in sales of goods in both years.

	For the year ended December 31,
	2020	2019
	(% of increase in sales of goods)	(% of increase in sales of goods)
Electronics	43	30
Food	11	13
Health and beauty	9	7
Pharmacy	7	9
Petcare	7	8
FMCG	6	12
Other categories	17	21

Service revenue. The increase in our service revenue was primarily driven by our Marketplace launch in September 2018, which led to an increase in revenues from Marketplace commission and advertising services.

The increase in our Marketplace commission revenue was attributable to the growth in the total value of orders processed through our Marketplace and the increase of the effective Marketplace commission fee rate. The first factor contributed 85% to our Marketplace commission revenue increase and was driven by an increase in the number of active sellers on our Marketplace by more than four times in 2020 compared to 2019. The second factor contributed 15% to the total increase of our Marketplace commission revenue as the effective Marketplace commission fee rate increased to 17.5% of the total value of orders processed through our Marketplace in 2020 from 15.2% of the total value of orders processed through our Marketplace in 2019. 81% and 19% of the growth in Marketplace commission revenue in 2019 compared to 2018, was attributable to the growth in the total value of orders processed through out Marketplace and the increase in the Marketplace commission fee rate, respectively. Our effective Marketplace commission fee rate was increased in 2019 compared to a discounted commission fee rate of 12.3% offered to attract sellers to our Marketplace in 2018.

The following product categories contributed to the total of ~~P~~14,371 million increase in Marketplace commission in 2020, compared to 2019 and ~~P~~2,087 in 2019, compared to 2018:

	For the year ended December 31,
	2020	2019
	(% of increase in sales of goods)	(% of increase in sales of goods)
Home and decor	22	22
Electronics	14	14
Children’s goods	12	16
Apparel	12	13
Health and beauty	9	11
Pharmacy	7	3
Other categories	24	21

Operating expenses

Below are our operating expenses, broken down by source, for the years ended December 31, 2020, 2019 and 2018 and as a percentage of total operating expenses and of GMV incl. services:

	For the year ended December 31,
	2020	2020	2020	2019	2019	2019	2018	2018	2018
	(~~P~~ in millions)	(% of operating expenses)	(% of GMV incl. services)	(~~P~~ in millions)	(% of operating expenses)	(% of GMV incl. services)	(~~P~~ in millions)	(% of operating expenses)	(% of GMV incl. services)
Operating expenses
Cost of sales	(72,859)	60	—	(48,845)	62	—	(27,662)	64	—
Fulfillment and delivery	(30,676)	25	16	(16,808)	21	21	(8,232)	19	20
Sales and marketing	(10,015)	8	5	(7,153)	9	9	(3,335)	8	8
Technology and content	(4,394)	4	2	(3,520)	4	4	(2,123)	5	5
General and administrative	(3,729)	3	2	(2,390)	4	3	(1,742)	4	4

Total operating expenses	(121,673)	100	—	(78,716)	100	—	(43,094)	100	—

Cost of sales. The increase in our cost of sales in 2020 compared to 2019 reflected a growth in the total number of orders sold through our platform, driven by a 75% increase in the number of our active buyers and a 35% increase in their purchase frequency in 2020 compared to 2019, offset in part by the higher volume of goods purchased through our Marketplace. The same factors led to cost of sales increase in 2019 compared to 2018, the number of our active buyers increased by 65% and purchase frequency increased by 26%.

Fulfillment and delivery. The increase in our fulfillment and delivery costs in 2020 compared to 2019 was driven by the increase in the number of orders processed through our logistics infrastructure to 73.9 million in 2020 from 31.8 million in 2019 and from 15.3 million in 2018, as well as an increase in the average number of our employees and outsourced personnel in fulfillment centers and last-mile delivery activities by 36% in 2020 and by 89% in 2019, as we launched fulfillment centers in several regions of Russia.

Sales and marketing. The increase in our sales and marketing expenses was mainly due to an increase in the cost of digital advertising and offline media campaigns by 18%, or ~~P~~1,250 million in 2020 compared to 2019 and by 129%, or ~~P~~3,205 million in 2019 compared to 2018. In 2020, our marketing efforts, together with the increased share of organic traffic, led to a 75% increase in the number of our active buyers to 13.8 million as of December 31, 2020 from 7.9 million as of December 31, 2019, compared to 4.8 million as of December 31, 2018.

Technology and content. The increase in our technology and content expenses in 2020 compared to 2019 and 2018 was primarily attributable to the increase in the average number of our research and development employees by 33% and 49% in 2020 and 2019, respectively, as we invested in improving our seller and buyer experience and our technology and data capabilities in order to accelerate our platform development.

General and administrative. The increase in our general and administrative expenses in 2020 compared to 2019 and 2018 was mainly due to an increase in the average number of employees in general and corporate functions by 54% and 39% in 2020 and 2019, respectively.

Finance costs. In 2020, our finance costs were ~~P~~2,115 million, compared to ~~P~~980 million in 2019 and ~~P~~66 million in 2018. This increase in expense was primarily due to increase in amounts of outstanding borrowings to ~~P~~9,450 million as of December 31, 2020 from ~~P~~4,116 million as of December 31, 2019 and lease liabilities to ~~P~~15,490 million as of December 31, 2020 from ~~P~~9,609 million as of December 31, 2019.

Foreign currency exchange gain/(loss), net. In 2020, our foreign currency exchange loss was ~~P~~1,984 million compared to loss of ~~P~~213 million in 2019 and gain of ~~P~~78 million in 2018. The increase in the year ended December 31, 2020 was primarily due to U.S. dollar depreciation in December 2020 which resulted in a foreign exchange loss on the U.S. dollar-denominated cash and cash equivalents from the IPO proceeds.

Other non-operating expenses. In November 2020, we paid ~~P~~1,000 million to Sberbank in accordance with an agreement relating to an alleged breach of an exclusivity undertaking contained in the term sheet that had been entered into between us, our principal shareholders and Sberbank in June 2020. For more details, see Note 11 of our consolidated financial statements for the year ended December 31, 2020 included elsewhere in this Annual Report.

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes thereto appearing elsewhere in this Annual Report. Our quarterly results are not necessarily indicative of future operating results.

	2019				2020
(~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Revenue:
Sales of goods	10,898	11,592	12,670	18,327	17,132	19,028	16,685	28,569
Service revenue	1,324	1,135	1,540	2,618	2,815	5,187	5,752	9,182

Total revenue	12,222	12,727	14,210	20,945	19,947	24,215	22,437	37,751

Operating expenses:
Cost of sales	(10,122)	(10,622)	(11,140)	(16,961)	(15,264)	(16,519)	(14,943)	(26,133)
Fulfillment and delivery	(3,129)	(3,337)	(4,175)	(6,167)	(6,406)	(6,788)	(6,511)	(10,971)
Sales and marketing	(1,398)	(1,548)	(1,852)	(2,355)	(2,084)	(2,066)	(2,392)	(3,473)
Technology and content	(893)	(873)	(810)	(944)	(940)	(1,022)	(1,051)	(1,381)
General and administrative	(550)	(569)	(569)	(702)	(773)	(774)	(873)	(1,309)

Total operating expenses	(16,092)	(16,949)	(18,546)	(27,129)	(25,467)	(27,169)	(25,770)	(43,267)

Operating loss	(3,870)	(4,222)	(4,336)	(6,184)	(5,520)	(2,954)	(3,333)	(5,516)
Total non-operating (expense)/income	(268)	(119)	(241)	(339)	(177)	(403)	(564)	(3,567)
Loss before income tax	(4,138)	(4,341)	(4,577)	(6,523)	(5,697)	(3,357)	(3,897)	(9,083)
Income tax benefit/(expense)	—	16	7	193	7	69	18	(324)

Loss for the period	(4,138)	(4,325)	(4,570)	(6,330)	(5,690)	(3,288)	(3,879)	(9,407)

Non-IFRS Measures(1)

	2019				2020
(~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Contribution Profit/(Loss)	(1,029)	(1,232)	(1,105)	(2,183)	(1,723)	908	983	647
Adjusted EBITDA	(3,297)	(3,642)	(3,631)	(5,262)	(4,486)	(1,796)	(1,858)	(3,576)
Free Cash Flow	(3,851)	(8,304)	(3,052)	(4,740)	(3,991)	(4,497)	(1,865)	7,787

(1)

See the definitions and reconciliations of the non-IFRS measures to the applicable IFRS measures in Item 3.A. “Key Information—Selected Financial Data—Non-IFRS Measures.” Also see the discussions in “Presentation of Financial and Other Information” and “—Key Indicators of Operating and Financial Performance.”

Other Data

	2019				2020
(~~P~~ in millions, unless indicated otherwise)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
GMV incl. services	14,742	15,909	19,480	30,684	31,643	45,750	44,173	75,848
Share of Marketplace GMV, %	5.6	10.5	19.1	25.5	32.6	47.4	51.4	52.3
Gross profit	2,100	2,105	3,070	3,984	4,683	7,696	7,494	11,618
Gross profit as a percentage of GMV incl. services, %	14.2	13.2	15.8	13.0	14.8	16.8	17.0	15.3
Contribution Profit/(Loss) as a percentage of GMV incl. services, %	(7.0)	(7.7)	(5.7)	(7.1)	(5.4)	2.0	2.2	0.9
Adjusted EBITDA as a percentage of GMV incl. services, %	(22.4)	(22.9)	(18.6)	(17.1)	(14.2)	(3.9)	(4.2)	(4.7)
Number of orders, million	4.8	6.3	8.2	12.5	13.1	14.6	16.6	29.6
Number of active buyers, million	5.3	5.8	6.6	7.9	9.0	10.2	11.4	13.8

Critical Accounting Policies and Significant Judgments, Estimates and Assumptions

We prepare our financial statements in accordance with IFRS as adopted by the IASB, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which would potentially result in materially different results under different assumptions and conditions. Based on this definition, we have identified the critical accounting policies and significant judgments addressed below. We also have other accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results, but the impact of these estimates, judgments and assumptions on our financial condition or operating performance is not considered material. Please see these policies in the notes to our audited consolidated financial statements included elsewhere in this Annual Report.

We regularly evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. We believe the following accounting policies involve the most significant judgments, estimates and assumptions used in the preparation of our financial statements.

Inventory valuation

Inventory is valued at the lower of cost or net realisable value. Net realisable value represents the estimated selling price less the estimated costs necessary to make the sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realisable value based on assumptions about the write-down percentage that is applicable to various aging groups of goods. In determining the allowance percentages on inventories, the Group considers the historical and forecasted demand for inventories and expected selling prices. These assumptions are inherently uncertain, and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 10% of additional inventory valuation allowance as of December 31, 2020, we would have recorded an additional cost of sales of approximately ~~P~~108 million.

Deferred tax assets

Significant management judgment about the timing of future events, including the expectations of future taxable income, available tax planning strategies and other relevant factors, is required in determining whether the realization of deferred tax assets is probable. We recognize deferred tax assets arising from unused tax losses only to the extent that there is convincing evidence that sufficient taxable income will be available against which the unused tax losses may be utilized. We have determined that sufficient convincing evidence is not available and, therefore, a deferred tax asset of ~~P~~9,225 million was not recognized as of December 31, 2020. If actual events differ from our estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact our results of operations.

Recent Accounting Pronouncements

See Note 2.3 of our consolidated financial statements for the year ended December 31, 2020 included elsewhere in this Annual Report for information regarding recent accounting standards issues that are of significance or potential significance to us.

B. Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of P103,702 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term bank deposits with original maturities of three months or less, generally denominated in U.S. dollars and Russian rubles. As of December 31, 2020, we held in short-term deposits and current bank accounts 57% and 42% of our total cash and cash equivalents, respectively.

The currency split between cash and cash equivalents held in the U.S. dollar and in the Russian Ruble is managed based on market conditions and liquidity needs. As of December 31, 2020, we maintained our U.S. dollar-denominated accounts mainly in the U.K., Belgium, Singapore and Switzerland and Russian Ruble accounts – in Russia. Cash and cash equivalents denominated in U.S. dollars and Russian rubles as of December 31, 2020 accounted for approximately 66% and 34% of our total cash and cash equivalents, respectively.

Historically, we have financed our operations primarily through equity issuances and convertible loans. We also use other instruments from the public debt market to finance our operations. See “—Borrowings.” Our primary requirements for liquidity and capital are general corporate purposes, capital expenditures and operating expenses dedicated to the expansion of our business.

Our liquidity may be materially affected by:

•

the seasonality of the business. In particular, we experience a seasonal uplift in our sales volumes during the New Year season in December, as well as Black Friday sales in November. Therefore, we typically expect a material part of cash inflow from the working capital change to be generated during the quarter ended December 31 of each respective year;

•	scheduled repayment of our outstanding indebtedness;

•

our fulfillment infrastructure expansion program and the timing of the corresponding capital expenditures, in particular those that we do not lease from third-party contractors but instead finance in accordance with our capital structure with a mix of debt and equity resources; and

•	our investments in growing our customer base.

We believe that, based on our current operating plan, our existing cash and cash equivalents, are sufficient to meet our anticipated cash needs to finance capital expenditures and operating expenses dedicated to business expansion for at least the next twelve months. Although we believe that we have sufficient cash and cash equivalents to cover our capital expenditures, operating expenses and working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

See also “Dividend Policy” in Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information”.

Working Capital

Our working capital is mainly comprised of trade accounts payable and inventory. The primary movements in our working capital are discussed below.

Our accounts payable mainly include trade payables for products purchased from suppliers and payables to third-party sellers on our Marketplace. As of December 31, 2020 and 2019, our short-term accounts payable amounted to ~~P~~42,545 million and ~~P~~21,242 million, respectively. These changes reflect significant growth in the scale of our business.

Our inventories mainly include merchandise held for resale, adjusted for write-downs and losses of inventories. As of December 31, 2020 and 2019, we had ~~P~~15,342 million and ~~P~~10,774 million of inventories, respectively. These changes are attributable to recent growth in our Direct Sales business.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2020, 2019 and 2018:

(~~P~~ in millions)	For the year ended December 31,
	2020	2019	2018
Net cash generated from/(used in) operating activities	6,570	(14,312)	(3,599)
Net cash used in investing activities	(6,580)	(4,539)	(2,863)
Net cash generated from financing activities	102,567	19,335	5,270

Net cash used in operating activities

The operating cash flow improvement in 2020 was primarily due to positive changes in working capital, in particular an increase in trade accounts payable and other liabilities. Significant increase in our operating activities used in 2019 compared 2018 was mainly due to an increase in operating loss excluding non-cash charges and net working capital movements.

Net cash used in investing activities

Over the last three years we increased our capital expenditures, as we continued to invest in our fulfillment and delivery infrastructure, as we launched fulfillment centers in Moscow and several regions of Russia in the years ended December 31, 2020 and 2019.

Net cash generated by financing activities

During the year ended December 31, 2020, we received ~~P~~90,480 million of the proceeds of the IPO and the concurrent private placement. In the years ended December 31, 2019 and 2018, we mainly received financing from the convertible loans and share issuances, respectively.

Capital Expenditures

Our capital expenditures for the year ended December 31, 2020 were ~~P~~6,840 million. Our capital expenditures for the years ended December 31, 2019 and 2018 were ~~P~~4,768 million and ~~P~~2,565 million, respectively.

Our capital expenditures mainly included payments for warehouse equipment, computer equipment and other hardware, as we expand our business and our fulfillment and delivery infrastructure and invest in technology to support anticipated growth of our business.

Lease Liabilities and Commitments

Our lease liabilities as of December 31, 2020 and 2019 were ~~P~~15,490 million and ~~P~~9,609 million, respectively. This increase is primarily attributable to the expansion of our fulfillment and logistic infrastructure as we scaled up our business.

Our lease liabilities arise primarily from our long-term leases of fulfillment and sorting centers, office premises, pick-up points and vehicles. These lease liabilities are denominated in Russian rubles and have the maturity periods ranging from two to ten years.

We have also entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced operations as at December 31, 2020. The terms for these leases range from three to ten years. The anticipated future lease payments pursuant to these lease contracts are currently ~~P~~848 million in 2021, ~~P~~6,175 million from 2022 to 2024, ~~P~~6,730 million from 2025 to 2027, and ~~P~~5,368 million after 2027.

Borrowings

In March 2020, we received a one-year loan in the principle amount of ~~P~~6,000 million with an effective interest rate of 15% per annum from Sberbank Investments Limited. The loan was secured by, among other things, a pledge of 100% of the shares in our key operating subsidiary, Internet Solutions LLC, and our Russian holding company, Ozon Holding LLC. Subsequently, in January 2021, we repaid all of the bank loans.

In February 2021, we completed an offering of $750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at our discretion, based the conversion price set at $86.6480 (as such may be adjusted in accordance with the terms of the bonds).

We do not currently use any bank overdrafts, lines of credit or other similar source of liquidity. Outstanding borrowings are comprised of above mentioned unsecured convertible bonds and fixed rate Ruble-denominated equipment financing facilities with weighted-average effective interest rate of 9.8%. We do not use financial instruments for hedging purposes.

C. Research and Development, Patents and Licenses, etc.

Our Russian operating subsidiaries currently hold licenses for pharmaceutical business , retail and storage of veterinary medical products, technical protection of confidential information and operation of explosive and chemically hazardous production facilities.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of the year ended December 31, 2020:

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Trade and other payables	—	42,545	78	—	—	42,623
Borrowings	—	7,582	1,121	572	1,521	10,796
Lease liabilities	—	4,763	7,637	4,845	2,865	20,110
Accrued expenses	—	1,677	—	—	—	1,677

Total	—	56,567	8,836	5,417	4,386	75,206

G. Safe Harbor

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report:

Name	Age	Title
Executive Officers
Alexander Shulgin	43	Chief Executive Officer, Board Member
Daniil Fedorov	30	Chief Operating Officer
Igor Gerasimov	28	Chief Financial Officer
Anton Stepanenko	34	Chief Technology Officer
Board Members
Elena Ivashentseva	54	Chairperson of the Board
Vladimir Chirakhov	47	Board Member
Emmanuel DeSousa	53	Board Member
Lydia Jett	40	Board Member
Dmitry Kamensky	39	Board Member
Alexey Katkov	43	Board Member
Charles Ryan	53	Board Member
Peter Sirota	45	Board Member

The current business address for our executive officers is at the office of our key operating subsidiary, Internet Solutions LLC, at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. The current business address for our board members is at Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Alexander Shulgin has served as our key operating subsidiary’s Chief Executive Officer since December 2017. Mr. Shulgin previously worked at Yandex, where he served as Chief Executive Officer of its Russian division from 2014 to 2017 and previously as CFO from 2010 to 2014. Mr. Shulgin earlier held a number of positions at Coca-Cola Hellenic, including as financial director at Coca-Cola Hellenic in Russia. Mr. Shulgin holds a degree in Management from Rostov-on-Don State University. He received the RBC Award for Top Manager by the leading Russian business daily RBC in 2019.

Daniil Fedorov has served as our key operating subsidiary’s Chief Operating Officer since March 2021. Mr. Fedorov joined Ozon in early 2018 as the Head of Corporate Development before serving as Chief Financial Officer from June 2018. From 2012 to 2018, Mr. Fedorov worked in equity research at Goldman Sachs, where he became the Primary Analyst for CEEMEA Transportation, Real Estate and Infrastructure, as well as the Primary Analyst for European Airlines. Prior to joining Goldman Sachs, Mr. Fedorov worked in the Investment Banking Department, M&A at Sberbank CIB and in Fixed Income Research at Renaissance Capital. Mr. Fedorov graduated from the Higher School of Economics in Moscow with a degree in Management in 2011. He completed the Summer Finance School at the London School of Economics and Political Science at the University of London in 2010. In 2020, Mr. Fedorov was nominated in Forbes Russia’s “30 Under 30” list in the management category.

Igor Gerasimov has served as our key operating subsidiary’s Chief Financial Officer since March 2021. Mr. Gerasimov joined Ozon in December 2019 as Head of Corporate Development and was promoted to Corporate Finance Director in January 2021. From 2016 to 2019 Mr. Gerasimov served as investment manager at Baring Vostok Capital Partners Group Limited where he specialised in investments in fintech, e-commerce, mobility and food tech. Prior to joining Baring Vostok Capital Partners Group Limited, Mr. Gerasimov worked from 2014 to 2016 in equity research at Goldman Sachs where he became Primary Analyst for CEEMEA Banks. Prior to that he worked in the infrastructure and project finance department of PricewaterhouseCoopers (PwC). Mr. Gerasimov graduated with honors from the Graduate School of Management at Saint Petersburg State University in 2014. He also completed exchange studies at the Rotterdam School of Management at Erasmus University in 2012.

Anton Stepanenko has served as our Chief Technology Officer since February 2020, having joined Ozon as the Platform Development Director in 2018. From March 2018 to July 2018, Mr. Stepanenko worked as head of technical projects at Yandex.Market. From 2016 to 2018, Mr. Stepanenko served as Vice President of Engineering at Lazada Group. From 2012 to 2016, Mr. Stepanenko managed the platform development department at the social networking website, Badoo. Mr. Stepanenko holds a degree in applied physics and mathematics, having graduated from the department of Radio Engineering and Cybernetics at the Moscow Institute of Physics and Technology.

Board Members

Our board is comprised of nine members, including four independent directors. See also Item 6.C. “—Board Practices.” Our board members are elected by our general meeting of shareholders in accordance with our articles of association to serve until their successors are duly elected and qualified.

The following is a brief summary of the business experience of our board members.

Elena Ivashentseva is a senior partner at Baring Vostok Capital Partners Group Limited, a leading private equity firm focused on investments in Russia and the CIS. Baring Vostok Capital Partners structured the initial investment by the Baring Vostok Private Equity Funds in Ozon in 2000, and since then Ms. Ivashentseva has been overseeing the investment in Ozon on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is also a member of the board of Ivi.ru, ER-Telecom, Center for Financial Technologies and other portfolio companies of the Baring Vostok Private Equity Funds. Ms. Ivashentseva was previously a member of the board of directors of Yandex from 2000 until 2017, a Nasdaq-listed large Russian technology company in which the Baring Vostok Private Equity Funds had invested. Before joining Baring Vostok Capital Partners in 1999, Ms. Ivashentseva led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva holds a Master’s degree in finance and accounting from the London School of Economics and a diploma with honors in economics and mathematics from the Novosibirsk State University. Ms. Ivashentseva is a charterholder of the CFA Institute.

Vladimir Chirakhov has served as a Chief Executive Officer (President) and Chairman of the Management Board at Sistema since April 2020. Mr. Chirakhov is also a member of Sistema’s Board of Directors and a member of Sistema’s Strategy Committee and Ethics and Control Committee. From October 2012 to April 2020, Mr. Chirakhov served as a CEO of Detsky Mir, a major Russia children’s goods retailer. From 2009 to 2012, Mr. Chirakhov worked at Korablik, a large Russian retail network of children’s goods, where he had been promoted from Commercial Director to CEO. From 2001 to 2009, Mr. Chirakhov worked in Partiya Elektronika and M.Video, other leading Russian retail companies, and served as Commercial Director at Lindex, the management company of the Expert chain, one of the largest retail chains in the home appliances segment in Europe. Mr. Chirakhov holds a degree in Applied Mathematics, having graduated with honors from the Academy of the Federal Security Service of the Russian Federation as an engineering mathematics specialist in 1996. Mr. Chirakhov also holds a degree in Management, having graduated with honors from the Academy of National Economy under the Government of the Russian Federation in 2001, and in 2013, Mr. Chirakhov completed an Executive MBA program at Moscow School of Management Skolkovo. In March 2020, Mr. Chirakhov was awarded the Order of Friendship by a Decree of the Russian President.

Emmanuel DeSousa is the co-Founder and a Managing Partner at Princeville Capital based in Europe. Before founding Princeville Capital in 2016, a multi-strategy growth stage global technology investor, Mr. DeSousa was Vice Chairman of Global Technology, Media & Telecom and Head of Global Internet & New Media Investment Banking at Deutsche Bank AG. Prior to the beginning of 2004, Mr. DeSousa headed Credit Suisse’s Ibero-American Technology investment banking team focusing on technology companies across Europe and Latin America. In the course of his career, Mr. DeSousa has executed numerous transactions and investments across various technology sub-sectors including principally in advertising, e-commerce, data analytics, marketplaces and software. Mr. DeSousa holds a degree with honors from McGill University, a Master of Science degree in Management Information Systems from Vrije Universiteit Brussel and a Master of Business Administration degree from the University of Chicago Booth School of Business.

Lydia Jett has served as a founding Investment Partner at SoftBank Investment Advisors (the Softbank Vision Fund) since 2015, where she focuses on investing in e-commerce, consumer internet, Fintech and robotics companies on a global basis, including SoftBank’s e-commerce investments: Coupang, Fanatics, Flipkart, Tokopedia, Klook and Fetch Robotics. Prior to joining Softbank, from 2009 to 2015, Ms. Jett was a Vice President at M/C Partners, a growth equity firm focused on the communications, media and information technology sectors. From 2005 to 2007, Ms. Jett worked at Goldman Sachs in the Principal Investment Area, where she was actively involved in investments across the technology, media and education sectors. From 2003 to 2005, Ms. Jett was an Investment Banking

Analyst at JPMorgan. Ms. Jett also serves on the Venture Advisory Board of Silicon Valley Bank, the advisory board of multiple technology startups and investment funds and is actively involved in initiatives to promote the advancement of women in venture capital and technology. Ms. Jett holds a Master of Business Administration degree from the Stanford Graduate School of Business and a Bachelor’s degree from Smith College. Ms. Jett is also a graduate of the General Course at The London School of Economics.

Dmitry Kamensky is a partner at Baring Vostok Capital Partners Group Limited. Mr. Kamensky is also a member of the board of directors of Ivi.ru and other portfolio companies of the Baring Vostok Private Equity Funds. Mr. Kamensky joined Baring Vostok Capital Partners in 2006 and has since 2008 been involved in monitoring the Baring Vostok Private Equity Funds’ investment in Ozon. Mr. Kamensky holds a Master’s degree in finance from Manchester Business School and a Bachelor’s degree with honors in Economics from the Moscow State University.

Alexey Katkov has served as a Managing Partner in Sistema since April 2018 responsible for its digital segment. From 2016 to 2020, Mr. Katkov served as the CEO and President at Sistema Venture Capital Fund, and from 2016, Mr. Katkov has been the President of its holding company, Sistema Venture Capital JSC (formerly Sistema Mass Media LLC). From 2015 to 2016, Mr. Katkov served as the First Vice President and Chief Operation Officer of Sistema Venture Capital JSC. From 2000 to 2015, Mr. Katkov worked at the Mail.ru Group, where he served as Vice President, Commercial Director and Director for International and Regional Development. In 1999, Mr. Katkov graduated from the Russian Presidential Academy of National Economy and Public Administration with a degree in Management.

Charles Ryan’s distinguished financial career combines top level expertise and deep knowledge of both Russian and international markets. Mr. Ryan began his professional career in 1989 with CS First Boston, where he was a Financial Analyst. From 1991 to 1994, Mr. Ryan was an Associate and Principal Banker with the European Bank for Reconstruction and Development in London, where he played a crucial role in St. Petersburg’s privatization program for industry and real estate. In 1994, Mr. Ryan co-founded the United Financial Group, an independent investment bank in Moscow. UFG Asset Management was founded as part of the United Financial Group in 1996. In 2005, when Deutsche Bank acquired 100% of UFG’s investment banking business, Mr. Ryan was appointed as the Chief Country Officer and CEO of the Deutsche Bank Group in Russia. He stepped down as the CEO of Deutsche Bank in Russia in September 2008 and became the Chairman of UFG Asset Management in October 2008. In addition to his role as the Chairman, Mr. Ryan is also responsible for the overall management of UFG’s private equity business. Mr. Ryan has also served as a non-executive director of Yandex since 2011. Mr. Ryan graduated with honors in Government from Harvard College.

Peter Sirota has served as a CEO at Mapbox since March 2021. He previously served as a Senior Vice President of Engineering at Mapbox from May 2018, where he focused on defining and building search, map, navigation, and logistic services, building scalable distributed systems and operating services at a large scale. From 2014 to 2018, Mr. Sirota was a Senior Vice President of Engineering at Quantcast, where he helped to build a large automated advertising platform. From 2008 to 2014, Mr. Sirota founded and served as a General Manager for Amazon Elastic MapReduce, a cloud big data platform for processing Petabyte-scale data using open source tools such as Apache Spark and Hadoop that enables businesses, researchers, data analysts and developers to build sophisticated machine learning and data processing solutions. From 2005 to 2008, Mr. Sirota was a Senior Manager of Amazon Web Services, where he managed engineering teams to build the AWS Platform, which includes billing, accounts, authentication and authorization services upon which the AWS business is built. From 1999 to 2005, Mr. Sirota was a Software Development Manager at RealNetworks, where he managed engineering teams to build the first audio and video streaming network—RealBroadcast Network (RBN). From 1996 to 1997, Mr. Sirota was a consultant at the Microsoft Corporation. Mr. Sirota holds a Bachelor’s degree in Computer Science from Northeastern University in Boston. Mr. Sirota also studied Economics and International Business at ESB in Reutlingen, Germany.

B. Compensation

The compensation for each of our executive officers consists of the base salary and share-based awards. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors for the year ended December 31, 2020 was ~~P~~70 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.

The compensation for each of our non-executive directors consists of up to $20,000 per year for their service as a committee member and up to $10,000 per year for their service as a committee chairperson. We also compensate all our board members for all expenses incurred by them in relation to their attendance at all meetings of our board of directors.

In addition, Lydia Jett and Peter Sirota, two out of four of our independent non-executive directors, are entitled to receive equity incentive remuneration in the form of RSUs in connection with their service on our board of directors. The total remuneration will amount to 13,333 RSUs for each of Ms. Jett and Mr. Sirota, which will vest during the four-year period.

The following table sets forth the share-based awards granted to our key executive officers and directors:

Name	Award type	Number of ordinary shares called for	Exercise / purchase price per share	Grant date	Expiration date
Alexander Shulgin	Option	1,058,275	324	August 1, 2018	August 1, 2028
Alexander Shulgin	RSU	2,000,000	—	May 1, 2018	May 1, 2028
Daniil Fedorov	RSU	105,000	—	July 2, 2018	July 2, 2028
Daniil Fedorov	RSU	150,000	—	January 1, 2019	January 1, 2029
Daniil Fedorov	RSU	375,000	—	November 2, 2020	November 2, 2030
Anton Stepanenko	RSU	50,000	—	August 1, 2018	August 1, 2028
Anton Stepanenko	RSU	125,000	—	September 15, 2019	September 15, 2029
Anton Stepanenko	RSU	250,000	—	June 25, 2020	June 25, 2030
Anton Stepanenko	RSU	75,000	—	November 2, 2020	November 2, 2030
Igor Gerasimov	RSU	75,000	—	December 19, 2019	December 19, 2029
Igor Gerasimov	RSU	100,000	—	January 28, 2021	January 28, 2031

Equity Incentive Plans

We maintain the 2020 Equity Incentive Plan (the “2020 EIP”) and its predecessor, the original 2018 Equity Incentive Plan (the “2018 EIP” and, together with the 2020 EIP, “EIPs”) for individuals who contribute to our performance. In accordance with the EIPs, executives, senior employees, external strategic advisors, key third-party business partners and consultants, as determined by our board of directors, may be awarded equity share-based awards (“SBAs”) in the form of options, share appreciation rights (“SARs”) and restricted share units (“RSUs”). Under the EIPs, we may issue ordinary shares or ADSs representing such ordinary shares. We also have outstanding awards under a 2018 option agreement with Mr. Shulgin, Chief Executive Officer of our key operating subsidiary, Internet Solutions LLC (the “2018 Option”), and a 2009 stock option agreement with our former CEO, Mr. Bernard Lukey (the “2009 SOA”).The material terms of the EIPs are summarized below.

Plan administration. Our EIPs are administered by our board of directors and the compensation committee.

Eligibility. We may grant SBAs to employees, directors and external advisers of our Group and, under the 2020 EIP, key third-party business partners.

Vesting schedules. Awards generally vest over a four-year period. Under the 2018 EIP, 1/4 of each award vested on the first anniversary of nomination and an additional 1/16 vesting each calendar quarter thereafter. Also, under the 2020 EIP, 1/16 of each award may vest at the end of each calendar quarter following the grant of the award if so determined by our board of directors. Under the 2020 EIP, in the event of a control stake transaction in which a mandatory offer must be made under our articles of association, 50% of all outstanding awards will vest automatically. Awards provide the participant with the right to receive ADSs (while ADSs remain listed) immediately upon vesting or any other date after the vesting. In the 2020 EIP, when a participant’s employment or service is terminated, the portion of the award vested as of the termination date will be satisfied, unless the termination is within 12 months of a control stake transaction in the case of the 2020 EIP, in which case the entire award vests, unless the termination is for cause. Awards under the 2018 EIP have been amended and are now subject to the same terms as the 2020 EIP.

Ozon employee benefit trust (“EBT”) is a special purpose trust which we intend to create following the date of this Annual Report in connection with the EIP. The EBT will hold shares exercisable under SBAs granted to our directors, executives and employees.

EIPs

The 2020 EIP was approved the Company’s Board of Directors on December 21, 2020. Awards under the 2018 EIP have been amended and are now subject to the same terms as the 2020 Plan. Subsequently, on January 27, 2021, the Company registered a reserved pool of 30,800,000 ordinary shares to be granted to EIP participants until December 31, 2024 including the outstanding number of awards previously granted from the reserved pool.

Under the 2020 EIP, all awards will expire on the tenth anniversary of the date of grant or, in the case of an award that has vested but not lapsed, if earlier, 90 days after the date on which the recipient ceases to be an eligible participant. All vested awards remain exercisable until delivery of an acquisition notice by participant to the Company.

As of March 1, 2021, 10,010,500 RSUs and 523,814 SARs have been granted and outstanding under the EIPs, 3,139,979 and 506,494, respectively, of which have vested but have not been exercised.

2018 Option

On August 1, 2018, we entered into the 2018 Option with Mr. Shulgin, under which he received from us, for cash consideration of $1.5 million, an option to purchase, in whole or in part, subject to vesting and other terms, at his voluntary decision or mandatory upon occurrence of specified events, such as a control stake sale transaction, as defined in our articles of association, or on the tenth anniversary from the award date, up to 1,058,275 of our ordinary shares. The exercise price per the 2018 Option will be determined by a formula based on a total exercise price of $4 million and 8% interest rate per annum. The 2018 Option has vested but has not been exercised as of the date of this Annual Report. The shares can be acquired by the payment of the exercise price or on a net basis by forfeiting rights to a portion of shares.

2009 SOA

In 2009, we entered into the 2009 SOA with Mr. Lukey, giving him the right up to June 10, 2021, exercisable after a now completed vesting period, to purchase up to 500,000 ordinary shares at an exercise price of $1.95304 per share. In March 2021, Mr. Lukey exercised the option with respect to 200,000 ordinary shares resulted in 193,358 ordinary shares have been issued.

As of December 31, 2020, a total of 5,119,605 ordinary shares were issuable upon the exercise of outstanding vested share-based awards under the abovementioned equity incentive plans.

Insurance and Indemnification

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Board of Directors

The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company.

Duties of Board Members and Conflicts of Interest

Under Cyprus law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cyprus law.

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his or her interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Audit Committee

The audit committee, which consists of Emmanuel DeSousa, Lydia Jett and Charles Ryan, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. DeSousa serves as Chairperson of the committee. Under the Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. The audit committee consists exclusively of members of our board who are financially literate, and our board has determined that Lydia Jett and Charles Ryan are considered an “audit committee financial expert” as defined in applicable SEC rules. Our board has determined that Emmanuel DeSousa, Lydia Jett and Charles Ryan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with the Nasdaq rules.

The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

The compensation committee, which consists of Peter Sirota, Elena Ivashentseva, Alexey Katkov and Lydia Jett, assists the board in determining executive officer compensation and compensation of directors. Mr. Sirota serves as Chairperson of the committee. The committee recommends to the board for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.

The compensation committee is responsible for:

•	reviewing and approving recommendations relevant to compensation of our senior executives and members of the board of directors; and

•	reviewing and approving or making recommendations to the board regarding incentive compensation and equity-based plans and arrangements.

Nominating Committee

The nominating committee, which consists of Lydia Jett, Emmanuel DeSousa and Charles Ryan, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Ms. Jett serves as Chairperson of the committee. Under Nasdaq rules, all such directors must be independent; however, pursuant to exemptions from such requirements as a result of being a foreign private issuer, the members of our nominating committee may not be independent under the Nasdaq standards.

The nominating committee is responsible for:

•	drawing up selection criteria for board members;

•	reviewing and evaluating the composition of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	making recommendations to the board as to criteria of board member independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and

•	developing recommendations to the board regarding governance matters.

D. Employees

We believe that our corporate culture and our positive relationship with our employees have contributed to our success. We endeavor to maintain a “start-up” culture that encourages continuous innovation and growth within our company. We conduct semi-annual review and feedback sessions in which the development aspirations of our employees are discussed and explored. We also benefit from a motivated and experienced management team with incentive plans in place for each senior management member.

As of December 31, 2020, we had 14,834 employees working in our fulfillment centers, delivery infrastructure operations and research labs and offices. As of December 31, 2019 and 2018, we had a total of 13,007 and 9,133 employees, respectively. The table below sets out the number of employees by job category as of December 31, 2020, 2019 and 2018:

	Number of employees as of December 31,
Function	2020	2019	2018
Supply Chain	10,089	9,874	6,946
Marketing	166	93	87
IT	1,333	953	831
Sales	956	631	294
Contact Center	1,074	828	517
General and Administrative	1,216	628	458

Total	14,834	13,007	9,133

The table below sets out the number of employees by location as of December 31, 2020, 2019 and 2018:

	Number of employees as of December 31,
Function	2020	2019	2018
Moscow	4,579	4,032	3,399
Moscow region	2,883	2,588	1,013
Saint Petersburg and Leningrad region	1,105	703	460
Other locations	6,267	5,684	4,261

Total	14,834	13,007	9,133

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

E. Share Ownership

See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information about the share ownership of directors and officers.

See Item 6.B. “—Compensation” for information about our equity incentive plans.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2021:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our board of directors individually; and

•	our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “—Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 1, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, to our knowledge and subject to applicable community property laws, all persons named in the table below have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person. Funds advised by Baring Vostok Capital Partners Group Limited (and its predecessors) first acquired shares in Ozon in 2000. Sistema first acquired shares in Ozon in 2014. There is no agreement or arrangement between them with respect to their ownership in our Company, other than the pre-IPO shareholders’ agreement, to which Sistema, the Baring Vostok Private Equity Funds and all of our other existing shareholders are parties and which set out the rights and obligations of the parties and corporate governance regulations with regard to us and our subsidiaries. See Item 7.B. “—Related Party Transactions—Pre-IPO Shareholders’ Agreement.” The shareholders’ agreement terminated upon our IPO.

The percentage of shares beneficially owned is computed on the basis of 203,729,958 of our ordinary shares outstanding as of March 1, 2021 and two Class A shares outstanding as of March 1, 2021. Ordinary shares that a person has the right to acquire within 60 days of March 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. To our knowledge, there are five U.S. holders of record of our ordinary shares. As of March 26, 2021, 53,344,599 ordinary shares were held in the form of ADSs by The Bank of New York Mellon, as depositary. We have been informed by the depositary that there is one registered holder of ADSs with a U.S. address holding 40,447,125 ADSs as of March 26, 2021. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ozon Holdings PLC, Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Sistema(1)	68,827,227	33.8%
Baring Vostok Private Equity Funds(2)	68,709,105	33.7%
Executive Officers and Board Members	—	—
Alexander Shulgin(3)	2,558,275	1.3%
Daniil Fedorov	*	*
Igor Gerasimov	*	*
Anton Stepanenko	*	*
Elena Ivashentseva	—	—
Vladimir Chirakhov	—	—
Emmanuel DeSousa(4)	8,397,474	4.1%
Lydia Jett	*	*
Dmitry Kamensky	—	—
Alexey Katkov	—	—
Charles Ryan	*	*
Peter Sirota	*	*
All executive officers and board members as a group (11 persons)	11,894,949	5.8%

*	Indicates beneficial ownership of less than 1%.

(1)

Includes 52,743,552 ordinary shares and one Class A share directly held by Sistema and 16,083,675 ordinary shares directly held by Sistema Venture Fund Ltd, an investment vehicle controlled by Sistema. Sistema may be deemed to be the beneficial owner of all of these shares. Mr. Vladimir P. Evtushenkov has a controlling interest in Sistema and is considered under U.S. securities laws as the beneficial owner of Sistema. The address for Sistema is 13/1 Mokhovaya Street, 125009, Moscow, Russia.

(2)

Includes 30,712,750 ordinary shares directly held by Baring Vostok Ozon LP (“Ozon LP”); 1,066,666 ordinary shares directly held by BVSIL; 36,929,688 ordinary shares directly held by BVFVNL, a nominee company holding in trust for each of the three limited partnerships comprising Baring Vostok Private Equity Fund V (“BVPEFV”) and Baring Vostok Fund V Supplemental Fund, LP (“Supp Fund” and, together with BVPEFV, the “Fund V Funds”). Also includes one Class A share, the voting and investment control over which is shared by each of Ozon LP and the Fund V Funds. Voting and investment control over the investments held by Ozon LP is exercised by the board of directors of Baring Vostok Ozon Managers Limited (“BVOML”) as the general partner to Baring Vostok Ozon (GP) L.P., who is the general partner to Ozon LP. The board of directors of BVOML is comprised of Holly Nielsen, Gabbas Kazhimuratov, Julian Timms, Andrey Costyashkin and Gillian Newton. Each member of the board of directors disclaims beneficial ownership of the investments held by Ozon LP. Voting and investment control over the investments held by BVFVNL and the Fund V Funds is exercised in each case by the board of directors of Baring Vostok Fund V Managers Limited (“BVFVML”) as the general partner to Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P., who are the general partners to BVPEFV and the Supp Fund, respectively. The board of directors of BVFVML is comprised of Holly Nielsen, Peter Touzeau, Gabbas Kazhimuratov, Julian Timms, Andrey Costyashkin and Gillian Newton. Each member of the board of directors of BVFVML disclaims beneficial ownership of the investments held by the Fund V Funds. Voting and investment control over the investments held by BVSIL is exercised by the board of directors of BVSIL. The board of directors of BVSIL is comprised of Andrey Costyashkin, Julian Timms and Gillian Newton. Each member of the board of directors of BVSIL disclaims beneficial ownership of the investments held by BVSIL. Baring Vostok Capital Partners Group Limited (“BVCPGL”), a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the investments held by Ozon LP or the Fund V Funds. BVOML and BVFVML make decisions based on recommendations of investment committees appointed in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the ordinary shares held by each such fund. Each of Ozon LP, BVFVNL, the Fund V Funds, the respective general partners of each such fund and the directors of each such general partner disclaims beneficial ownership of the ordinary shares beneficially owned or deemed beneficially owned by each of the other such persons, except to the extent of its pecuniary interest therein. The address for BVFVNL, BVFVML, Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P. and each of the Fund V Funds is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL. The address for BVOML, Baring Vostok Ozon (GP) L.P., Ozon LP and BVSIL is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

(3)

Includes 1,058,275 ordinary shares exercisable under a stock option and 1,500,000 RSUs (out of total 2,000,000), in each case which have previously vested. See Item 6.B. “Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

(4)

Includes ordinary shares owned by Princeville Global eCommerce Investments I Limited. Princeville Global eCommerce Investments I Limited is a company incorporated in the British Virgin Islands. The address for Princeville Global eCommerce Investments I Limited is C/o Maples Corporate Services (BVI) Limited, Kingston Chambers PO Box 173, Road Town, Tortola, British Virgin Islands. Princeville Global eCommerce Investments I Limited is controlled by Princeville Global Partners Ltd., a company incorporated in the Cayman Islands. The voting and investment power of shares held by Princeville Global Partners Ltd. is exercised by its investment committee, which consists of Mr. Emmanuel DeSousa and Mr. Joaquin Rodriguez Torres. As a result, Mr. DeSousa and Mr. Torres may be deemed to have beneficial ownership over such shares. Each of Mr. DeSousa and Mr. Torres disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Princeville Global Partners Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of December 31, 2020, there were 203,729,958 ordinary shares outstanding. To the extent known to us, the company is not directly or indirectly owned or controlled by another corporation or foreign government and there are no arrangements the operation of which may at a subsequent date result in a change of control.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

We make sales to and purchases from related parties on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For 2020, we recognized no provision for expected credit losses relating to amounts owed by related parties.

Relationship with Sistema

We have several accounts at MTS-Bank PJSC (a subsidiary of Sistema, one of our significant shareholders), including short-term deposit accounts. As at December 31, 2020, total cash balances of our current and deposit accounts at MTS-Bank PJSC were ~~P~~86 million.

During 2020, we received interest income of ~~P~~2 million from holding short-term deposits at MTS-Bank PJSC.

Purchases from Sistema and its affiliates relate mainly to the purchases of telecommunication services (phone service, internet), payment processing services and agent services, including for cash collection from our customers.

Relationship with Litres

Services Received from Litres

In 2020, we made purchases from Litres relating to the subscription for the library of e-books. During 2020, our purchases from Litres totaled ~~P~~11 million.

Services Provided to Litres

In 2020, we made sales to Litres relating to the commission for the participation in the affiliates program when our customer referrals result in successful sales of Litres. During 2020, our sales to Litres totaled ~~P~~6 million.

Litres Shareholders’ Agreement

On November 28, 2019, we entered into an amended and restated shareholders’ agreement with Mr. Oleg Evgenievich Novikov, Mr. Dmitry Petrovich Gribov, Mr. Alexander Valeryevish Brychkin, Mr. Sergey Valeryevich Anuryev and Litres, governing the rights and obligations between the parties relating to Litres, a Cyprus limited liability company whose main operating subsidiary is Litres LLC, which operates one of the leading online book retail business in Russia. As of the date of this Annual Report, we hold a 42.27% participatory interest in Litres. The shareholders’ agreement is effective until it is terminated by written agreement between all shareholders.

Loans from Shareholders

From January to April 2020, we received ~~P~~6,196 under the convertible loan agreements with our existing shareholders. In October-November 2020, we converted these loans (together with ~~P~~1,043 of the loans not converted as at December 31, 2019) into 15,086,709 of our ordinary shares.

Convertible Loan from Princeville Global

In August 2019, we entered into a convertible loan agreement with Princeville Global eCommerce Investments I Limited. The total principal amount under this agreement was ~~P~~3,500 million. The convertible loan was fully converted on December 8, 2020. Please see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings” for further details.

Pre-IPO Shareholders’ Agreement

On March 18, 2020, we entered into a third amended and restated shareholders’ agreement (the “Pre-IPO SHA”). Before our IPO, all our existing holders of our ordinary shares were parties to the Pre-IPO SHA, which set out rights and obligations of the parties and corporate governance regulations with regard to us and our subsidiaries. The Pre-IPO SHA contained our reporting undertakings towards the shareholders, regulations on composition of the decision-making authorities of the Group, including appointment rights of the shareholders, and also provisions related to issuance and transfer of our shares. The Pre-IPO SHA terminated upon the IPO.

Registration Rights Agreement

We entered into a registration rights agreement with the Baring Vostok Private Equity Funds and Sistema (the “Registration Rights Agreement”), dated November 22, 2020. The Registration Rights Agreement provides such shareholders certain registration rights relating to our ordinary shares held by them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, at any time following the IPO and the expiration of any related lock-up period, such shareholders and their permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called “demand request.” Such shareholders and their permitted transferees also have “piggyback” registration rights, such that they and their permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders.

The Registration Rights Agreement sets forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We have also agreed to indemnify the shareholders and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by such shareholders or any permitted transferee, and to pay certain fees, costs and expenses of such registrations.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

We are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us.

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

The terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant. We may only pay our dividends from the profits as shown in our annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if such distributions would reduce our net assets to below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our amended and restated memorandum and articles of association. No dividend shall exceed the amount recommended by our Board of Directors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

See Item 9.C. “—Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs, each representing one ordinary share, have been listed on the Nasdaq and MOEX since November 24, 2020 under the symbol “OZON.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report.

C. Material Contracts

Convertible bonds

In the first quarter of 2021, we issued and sold $750 million in aggregate principal amount of 1.875% convertible bonds due 2026, to institutional investors that are not U.S. persons, outside the United States, in reliance on Regulation S under the U.S. Securities Act of 1933, as amended.

In connection with the offering of the bonds, we entered into a Trust Deed, dated February 24, 2021, with BNY Mellon Corporate Trustee Services Limited as trustee. The Trust Deed includes the terms and conditions upon which the bonds are to be authenticated, issued and delivered. The bonds are convertible into cash, the ADSs representing our ordinary shares or a combination of cash and the ADSs, at our election, based on a 42.5% premium above the reference share price of $60.8056. The reference share price was calculated by taking the volume weighted average price of the ADSs between opening and closing of trading on the Nasdaq Global Select Market on February 17, 2021. Accordingly, the corresponding initial conversion price is $86.6480 per ADS, subject to adjustment on the occurrence of certain events.

The bonds bear interest at a rate of 1.875% per year, payable semi-annually in arrears on August 24 and February 24 of each year, beginning on August 24, 2021. The bonds are senior unsecured obligations and mature on February 24, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms.

The net proceeds from the convertible bond offering were approximately $736.6 million, after deducting the initial purchasers’ discount and estimated offering expenses.

D. Exchange Controls

There are no Cyprus exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E. Taxation

The following summary contains a description of the material Cyprus, Russian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Cyprus and regulations thereunder, the tax laws of Russia and regulations thereunder and the tax laws of the United States and regulations thereunder as of the date hereof, all of which are subject to change.

Material Cyprus Tax Considerations

Tax Residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus.

The Cyprus tax authorities have published guidelines which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus and be eligible to obtain a tax residency certificate. Such requirements include the following:

•	whether the company is incorporated in Cyprus and is a tax resident only in Cyprus;

•

whether the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the meeting of the board of directors take place in Cyprus and the minutes of the board of directors are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus;

•	whether the shareholders’ meetings take place in Cyprus;

•	whether the terms and conditions of the general powers of attorney issued by the company do not prevent the company and its board of directors to exercise control and make decisions;

•	whether the corporate seal and all statutory books and records are maintained in Cyprus;

•	whether the corporate filings and reporting functions are performed by representatives located in Cyprus; and

•	whether the agreements relating to the company’s business or assets are executed or signed in Cyprus.

With respect to an individual holder of ADSs, he or she may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if he or she is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As from January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he or she spends less than or equal to 183 days in Cyprus provided that he or she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

•	the individual does not stay in any other country for one or more periods exceeding in aggregate 183 days in the same tax year;

•	the individual is not a tax resident in any other country for the same tax year;

•

the individual exercises any business in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year provided that such is not terminated during the tax year; and

•	the individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

Corporate Income Tax Rate

A company which is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The rate of the corporate income tax is currently 12.5%.

Personal Income Tax Rate

An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income, €	Tax Rate, %	Cumulative Tax, €
0 – 19,500	0	0
19,501 – 28,000	20	1,700
28,001 – 36,300	25	3,775
36,301 – 60,000	30	10,885
60,001 and over	35

Taxation of Income and Gains of the Company

Gains from the disposal of securities

Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, GDRs and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.

In case of a Cyprus company which is the direct or indirect (subject to conditions for indirect ownership) owner of immovable property situated in Cyprus and its shares are not listed on any recognized stock exchange, any gain from the disposal of such shares will be subject to capital gains tax at the rate of 20%, but only if the value of the immovable property is more than 50% of the value of the assets of the company the shares of which are sold. We do not own any immovable property located in Cyprus.

Dividend income

Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus.

Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the “SDC”) at a rate of 17%. In case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:

•	it is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.

•

it is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as “active” or “passive.”

Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to SDC at a rate of 30% which is levied on the gross interest received.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from SDC and only be subject to income tax.

Taxation of Income and Gains of the Holders of the ADSs

Individual Non-Cyprus tax resident holders of the ADSs

Under Cyprus legislation, there is no withholding tax on dividends paid to non-Cyprus tax residents. As a response to the EU Council’s invitation to all EU member states to adopt from January 1, 2021 tax measures in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “Relevant Persons”), Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.

Individual Cyprus tax resident holders of the ADSs

Gains from disposal of ADSs

Any gain from the disposal by a Cyprus tax resident individual of securities (including ADSs) shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts, GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the Company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. We do not own any immovable property located in Cyprus.

Dividend income

Cyprus tax resident individual holders of ADSs are exempt from income tax on dividend income, but are subject to SDC on dividends at the rate of 17% provided that they are also Cyprus domiciled. The tax is withheld prior to payment by the company to the shareholder.

An individual is considered to have his domicile in Cyprus if:

•	subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or

•	has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individuals holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Corporate Non-Cyprus tax resident holders of ADSs

No withholding tax applies in Cyprus with respect to payment of dividends by the Company to non-Cyprus tax resident holders of ADSs. As a response to the EU Council’s invitation to all EU member states to adopt from January 1, 2021 tax measures in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “Relevant Persons”), Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.

Corporate Cyprus tax resident holders of ADSs

Gains from disposal of the ADSs

Any gain from disposal by a Cyprus tax resident company of securities (including ADSs) shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. We do not own any immovable property located in Cyprus.

Dividend income

Dividend income received by a Cyprus tax resident company, holder of ADSs, is exempt from income tax in Cyprus.

Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from SDC, except in the event that the payer is not a Cyprus tax resident company in which case SDC is levied at the rate of 17% provided the following conditions are met:

•	if the payer engages directly or indirectly more than 50% in activities which lead to investment income; and

•

the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Deemed Distribution Rules

In case the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are both Cyprus tax resident and Cyprus tax domiciled.

SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

Tax Deductibility of Expenses, Including Interest Expense

The deductibility of the interest expenses by the Company is subject to the interest limitation rules under Cyprus law. More specifically:

1.    The interest limitation rules limits the deductibility of the exceeding borrowing costs of the Cyprus tax resident company/Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA).

2.    The interest limitation rules contain an annual EUR3,000,000 safe-harbor threshold. This means that borrowing costs up to and including EUR3,000,000 are in any case not limited by this rule (the EUR3,000,000 threshold would apply in cases where ‘30% of taxable EBIDTA’ results to an amount below EUR3,000,000).

3.    In the case of a Cyprus group, the EUR3,000,000 applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rules apply to the exceeding borrowing costs irrespective of whether the financing is with related parties or third parties.

Arm’s Length Principles

Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles.

We cannot exclude that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore additional tax liabilities may accrue. Additional taxes assessed in this respect may be material.

Stamp Duty

Cyprus levies stamp duty on every instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

In case it is payable (a) the maximum amount of stamp duty would be €20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to €4,100 would have to be paid.

In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates. Any transactions involving ADSs between parties not resident in Cyprus will not be subject to stamp duty. There are no applicable stamp duties with respect to the purchase and sale of ADSs.

Withholding Taxes on Interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

Capital Duty

€20 flat duty capital duty is payable to the Registrar of Companies on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium value.

Material Russian Tax Considerations

The following discussion is a summary of the material Russian tax considerations relating to the purchase, ownership and disposition of the ADSs.

Prospective holders of the ADSs should consult their tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of ADSs and the effects of receiving payments of dividends and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect as at the date hereof. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.

General

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of ADSs, as well as the receipt of dividend income, by Russian resident and non-resident investors based on the Russian laws in effect at the date hereof, which are subject to change (possibly with retroactive effect).

The summary does not seek to address the applicability of taxes levied at the level of regional, municipal, or other non-federal authorities of Russia or procedures related to them. Likewise, this overview does not address the availability of double tax treaty relief in respect of ADSs, and it should be noted that practical difficulties, including satisfying certain documentation requirements, may arise from claiming relief under a double tax treaty. Prospective holders should consult their own professional advisors regarding the tax consequences of investing in ADSs. No representations with respect to the Russian tax consequences for any particular holder are made hereby.

The provisions of the Russian Tax Code applicable to holders of and transactions involving ADSs are ambiguous and lack interpretive guidance. Both the substantive provisions of the Russian Tax Code applicable to financial instruments and the interpretation and application of those provisions by the Russian tax authorities may be subject to rapid and unpredictable change and inconsistency compared to jurisdictions with more developed capital markets or taxation systems. In practice, the interpretation and application of these provisions rests largely with local Russian tax inspectorates.

The interpretation of different tax inspectorates in Russia may be inconsistent or contradictory, and tax inspectorates may impose conditions, requirements or restrictions not stipulated by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may also be inconsistent or contradictory.

For the purposes of this summary, a “Russian Resident Holder” is a holder of ADSs who is:

•

an individual holding ADSs who actually stays in Russia for an aggregate period of 183 days (including the day of arrival in Russia and the day of departure from Russia) or more in a period of 12 consecutive months. Medical treatment or education outside Russia also counts as days spent in Russia if the individual spent less than six months outside Russia for these purposes. The Ministry of Finance’s interpretation of this definition suggests that for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in Russia in a 12 month period preceding the date of payment), and nevertheless, individuals’ final tax liability in Russia for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in Russia qualify as Russian tax residents. It should be noted that pursuant to the recent amendments of tax legislation and adoption of the Russian Federal Law dated July 31, 2020 individuals who spend in Russia from 90 to 182 days inclusively will be entitled to acquire the status of a Russian tax resident during the relevant tax period on a voluntary basis. However, the Russian tax resident status of such individuals will not be assigned automatically and they will be required to submit a corresponding application to the Russian tax authorities;

•	a Russian legal entity;

•	a legal entity or organization established in a jurisdiction other than Russia that purchases, holds and/or disposes of ADSs through a permanent establishment in Russia;

•

a legal entity or organization established in a jurisdiction other than Russia that is recognized by the Russian tax authorities as a Russian tax resident based on Russian domestic law (whereby Russia is recognized as the place of effective management of the legal entity or organization as determined in the Russian Tax Code), unless otherwise envisaged by a double tax treaty;

•

a legal entity or organization established in a jurisdiction other than Russia that is recognized as a Russian tax resident, despite conflicting tax residence as per relevant foreign and Russian law, based on the provisions of a double tax treaty (for the purposes of application of such double tax treaty); or

•	a legal entity or organization established in a jurisdiction other than Russia that has voluntarily obtained Russian tax residence based on its place of effective management.

For the purposes of this summary, a “Non-Resident Holder” is a holder of ADSs who does not qualify as a Russian Resident Holder according to the criteria provided above.

According to Russian tax legislation, taxation of income of Non-Resident Holders who are individuals depends on whether the income is assessed as coming from Russian or non-Russian sources.

The definition of Russian-sourced income is broad, and in terms of investment income it generally includes dividends from Russian organizations and legal entities that are recognized as Russian tax residents, income from sale of securities in Russia, and other investment income received by taxpayers as a result of their activities in Russia.

Holders of ADSs should seek professional advice regarding their tax status and the relevant tax consequences in Russia.

Taxation of ADS Acquisition

The Russian Tax Code stipulates a capital gains principle with respect to the calculation of either personal or corporate income tax for operations with securities. Pursuant to this provision, personal/corporate income tax is to be calculated at the moment of security disposal. Thus, at the moment of security acquisition, no tax implications should arise, except for the cases described below.

Russian Resident Holders – Individuals

No Russian tax implications should generally arise for Russian Resident Holders – Individuals upon acquisition of ADSs except for the deemed income taxation as described below.

Taxable deemed income may arise for the Russian Resident Holders – Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. For such cases, the tax base is determined in Russian rubles as the amount by which the market value (or the value within 20% range up and down from the market value) of the ADSs (determined at the date of the transaction) exceeds the amount of actual expenses of the individual during acquisition. The deemed income shall be taxed at a 13% tax rate in Russia for the income not exceeding ~~P~~5 million per annum and at a 15% tax rate for income exceeding ~~P~~5 million per annum.

We suggest that Russian Resident Holders – Individuals consult their tax advisors in this respect.

Russian Resident Holders – Legal Entities

No Russian tax implications generally arise for Russian Resident Holders – Legal Entities when they acquire ADSs for a consideration.

We suggest that Russian Resident Holders – Legal Entities consult their tax advisors in this respect.

Non-Resident Holders – Individuals

No Russian tax implications should arise for Non-Resident Holders – Individuals upon acquisition of ADSs for consideration.

However, in case Ozon Holdings PLC is treated by the Russian tax authorities as Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Non-Resident Holders – Individuals may be taxed at a 30% tax rate on a taxable deemed income arising when ADSs are purchased at a price below their market value, which is unlikely in the market conditions.

Generally, deemed income should not be qualified as Russian-sourced income. However, considering its broad definition, if this income is deemed as a Russian-sourced the tax base will be determined in Russian rubles as the amount by which the market value (or the value within 20% range up and down from the market value) of the ADSs (determined at the date of the transaction) exceeds the actual expenses of the individual upon acquisition.

We suggest that Non-Resident Holders – Individuals consult their tax advisors in this respect.

Non-Resident Holders – Legal Entities

No Russian tax implications generally arise for Non-Resident Holders – Legal Entities when they acquire ADSs for a consideration.

We suggest that Non-Resident Holders – Legal Entities consult their tax advisors in this respect.

Taxation of Dividends and Other Distributions (including distributions in kind)

Currently, Ozon Holdings PLC is a Cyprus tax resident and, therefore, according to Russian tax law is not required to act in a capacity of a tax agent for the Russian tax purposes.

However, in case Ozon Holdings PLC is recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Russian tax implications could arise as described below. Whilst we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.

In accordance with the Russian legislation, there is a special income taxation mechanism for income from securities of Russian issuers held in certain types of accounts with Russian custodians. These securities include in particular shares held in special accounts of foreign nominal holders (i.e. foreign custodians, depositaries, foreign authorized holders (for example, foreign brokers)) or depositary receipt programs. This regime provides for a payment of withholding tax on ADS dividends, including application of reduced withholding tax rates, based on the disclosure of aggregated information to the Russian custodian about the persons executing rights attached to the relevant shares.

Therefore, it may be unclear from the standpoint of Russian tax legislation who should act as a tax agent with respect to the ADSs income, given the impossibility of acting directly through a Russian custodian and given that a foreign custodian (if any) would not be able to perform the tax agent’s obligations under Russian tax legislation. As a conservative position, once becoming a Russian tax resident, Ozon Holdings PLC may be required to act as a tax agent.

In light of the above, Holders of ADSs would be required to provide tax agent with the relevant information in order to apply the reduced tax rates pursuant to either Russian tax legislation or double tax treaties, however, tax agent may reserve the right to withhold the tax at the standard rate and pay the dividends net of this amount pursuant to the provisions of the Russian Tax Code.

A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according to either the Russian Tax Code or a double tax treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Russian Tax Code. See “—Refund of Russian Tax Withheld.”

However, certain Russian double tax treaties, including the Russia-Cyprus double tax treaty, were revised, and the possibility of applying the reduced tax rates depends on the investor’s jurisdiction. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Russian Resident Holders – Individuals

Payments of dividends from the ADSs to the Russian Resident Holders – Individuals should be subject to statutory Russian tax at a rate of 13% (or 15% for income exceeding ~~P~~5 million per annum) of the gross dividend amount. Whereas the distribution is made in kind, the 13% tax rate (or 15% tax rate for income exceeding ~~P~~5 million per annum) applies to the gross market price of the distribution received.

However, in case Ozon Holdings PLC is recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”), certain specifics and uncertainty surrounding the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate, normally applicable to Russian non-resident individuals. For this reason, Holders that are Russian Resident Holders – Individuals would be required to send us an application along with relevant documents to apply for the lower withholding tax rate. Without said application, the Company may be required to withhold a 15% tax on dividends.

Russian Resident Holders – Individuals should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

Russian Resident Holders – Legal Entities

Payment of dividends from ADSs received by Russian Resident Holders – Legal Entities should, in general, be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount.

Notably, dividends received by Russian legal entities from qualified Russian and foreign subsidiaries are taxable at a rate of 0%, provided that the Russian legal entity owns no less than 50% of the subsidiary for at least 365 consecutive days. However, dividends from foreign companies registered in “low tax” jurisdictions listed in the official schedule of the Russian Ministry of Finance are excluded from this rule. The current version of the list of “low tax” jurisdictions does not include any countries where our Group has subsidiaries.

However, in case Ozon Holdings PLC is recognized by the Russian tax authorities as Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) the specifics and uncertainty of the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate. Thus, Holders that are Russian Resident Holders – Legal Entities would be required to send us an application along with relevant documents to apply for the lower tax rate, without which the Company would be required to withhold a 15% tax on dividends.

Russian Resident Holders – Legal Entities should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

Non-Resident Holders – Individuals

No Russian tax consequences shall arise for Non-Resident Holders – Individuals with respect to dividends on the ADSs. Nevertheless, we cannot rule out the risk that dividend income received by Non-Resident Holders – Individuals may be taxed in Russia if this income is assessed as received from Russian sources.

However, in case Ozon Holdings PLC is recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) or in case of treatment of this income as Russian-sourced, provisions of the Russian Tax Code are to be applied in respect of dividends on ADSs as further described. Payments of Russian-sourced dividends from ADSs to the Non-Resident Holders – Individuals may be subject to a statutory Russian tax at a rate of 15% of the gross dividend amount or reduced tax rate under applicable double tax treaty. Whereas the distribution is made in kind, the 15% tax rate applies to the gross market price of the distribution received.

Noteworthy, specifics and uncertainty of the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate, even when Non-Resident Holders – Individuals are legally entitled to a reduced tax rate based on a double tax treaty concluded with Russia. Thus, Holders that are Non-Resident Holders – Individuals would be required to send us an application along with relevant documents (i.e. a valid tax residence certificate for the year in question) to apply for the reduced tax rate (if any such rate is stipulated by a double tax treaty), without which the Company would be required to withhold a 15% tax on dividends.

The possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty. Non-Resident Holders – Individuals should therefore consult their own tax advisers. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Non-Resident Holders – Legal Entities

No Russian tax consequences shall arise for Non-Resident Holders – Legal Entities with respect to dividends on the ADSs.

However, in case Ozon Holdings PLC is recognized by the Russian tax authorities as Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) provisions of the Russian Tax Code are to be applied in respect of dividends on ADSs as further described. In particular, Ozon Holdings PLC may be required to act as a tax agent and payment of dividends from ADSs received by Non-Resident Holders – Legal Entities will be subject to a statutory Russian tax at the rate of 15% of the gross dividend amount or reduced tax rate under applicable double tax treaty.

Despite the fact that, in this case, Non-Resident Holders – Legal Entities may be legally entitled to a reduced tax rate pursuant to the provisions of respective double tax treaties, the specifics and uncertainty of the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate. Thus, Holders that Non-Resident Holders – Legal Entities would be required to send us an application along with relevant documents to apply for the reduced tax rate (if any is stipulated by double tax treaties), without which the Company may be required to withhold a 15% tax on dividends.

The possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty. Non-Resident Holders – Legal Entities should therefore consult their own tax advisers. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Taxation of Disposal of ADS / Capital Gains

The following sections summarize the taxation of capital gains with respect to the disposal of ADSs.

Russian Resident Holders – Individuals

Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders – Individuals must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13% (at a 15% tax rate for income exceeding ~~P~~5 million per annum), unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (for example, a Russian broker). See “—Taxation of ADS Acquisition—Russian Resident Holders – Individuals.”

The taxable capital gain of Russian Resident Holders – Individuals upon the sale of securities is calculated as the gross sale proceeds calculated in Russian rubles at the date of sale minus the actual expenses calculated in Russian rubles at the date of purchase. For the purpose of currency conversion, the official exchange rates of the CBR on specific dates are used. Expenses must be proved by documentary evidence related to the purchase of the ADSs (including the cost of the securities and the expenses associated with their purchase, holding and sale, and the deemed income amount on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs).

Starting from 2021, subject to certain conditions, capital gains from the sale, exchange or other disposal of shares, including shares of non-Russian registered and/or tax resident entities may be exempt from tax in Russia if the shares disposed have been held continuously for not less than five years. It is currently not clear whether this exemption is applicable to the ADS. Therefore, Russian Resident Holders – Individuals should consult their own tax advisers.

Russian Resident Holders – Legal Entities

Capital gains arising from the sale or other disposal of the ADSs by a Russian Resident Holder – Legal Entity are taxable at the regular Russian corporate profits tax rate of 20%. According to the current Russian tax legislation, the financial result (profit or loss) arising from activities connected with securities quoted on a stock exchange, which meet the criteria established by the Russian Federal Law on the Securities Market dated April 22, 1996, may be accounted for together with the financial result arising from other operations (i.e., may be included into the general tax base). Therefore, Russian Resident Holders – Legal Entities may be able to offset losses incurred through operations on the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Russian Tax Code also lays out special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to transfer pricing control in Russia.

Starting from 2021, subject to certain conditions, capital gains from the sale, exchange or other disposal of shares, including shares of non-Russian registered and/or tax resident entities may be exempt from tax in Russia if the shares disposed have been held continuously for not less than five years. It is currently not clear whether this exemption is applicable to the ADS. Therefore, Russian Resident Holders – Legal Entities should therefore consult their own tax advisers.

Non-Resident Holders – Individuals

Generally, income received by Non-Resident Holders – Individuals from disposal of ADSs is not considered as a taxable event in Russia unless it is qualified as Russian-sourced income (e.g., when Non-Resident Holders – Individuals conduct their transactions with a Russian broker).

According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as Russian-sourced income if the sale or disposal occurred in Russia. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities “in the Russian Federation” will be treated as having been received from a Russian source.

However, in case Ozon Holdings PLC is recognized by the Russian tax authorities as Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) it is unclear whether the gains on sale of the ADSs will be treated as Russian source income or not. If this income is recognized as Russian sourced, capital gains arising from the sale, exchange or other disposal of ADSs by Non-Resident Holders – Individuals less any available cost deduction, including the original purchase price and deemed income taxed on acquisition, if any, may be subject to taxation in Russia at the statutory tax rate of 30%. Nevertheless, Non-Resident Holders – Individuals may be entitled to tax exemption on capital gains arising from the sale, exchange or other disposal of ADSs based on an applicable double tax treaty.

Non-Resident Holders – Individuals should consult their own tax advisers with respect to the tax consequences of disposal of ADSs.

Non-Resident Holders – Legal Entities

Capital gains arising from the sale, exchange or other disposal of the ADSs by Non-Resident Holders – Legal Entities should not be subject to tax in Russia if the immovable property located in Russia constitutes directly or indirectly 50% or less of the Company’s assets or securities are treated as quoted on a stock exchange markets. In our opinion, ADSs should generally fall under the aforementioned exemption.

Stamp Duties

Holders are not subject to any Russian stamp duties for transactions with ADSs as discussed in this section of this Annual Report supplement (for example, on the purchase or sale of ADSs), except for transactions involving the inheritance of ADSs.

Double Tax Treaty Relief

Application of a foreign tax credit in Russia by Russian Resident Holders – Individuals

According to the general provisions of Russian tax law, the amounts of tax actually paid according to tax legislation of a foreign state by a taxpayer who is a Russian Resident Holder – Individual on the income received outside Russia could not be credited against Russian personal income tax liability of the taxpayer unless otherwise provided for by a relevant double tax treaty between Russia and that foreign state. Therefore, a taxpayer may have the right to make a foreign tax credit against his or her Russian personal income tax liabilities provided that all of the following conditions are met:

•	a taxpayer is recognized as the Russian tax resident in the tax period when the income taxable in Russia and in the foreign state was received;

•	there is a valid double tax treaty between Russia and the foreign state, which provides for a foreign tax credit in the state of residence (Russia);

•

the taxpayer can confirm the amount claimed for tax credit with the documents required by Russian tax law. Also, the tax authorities may request a confirmation of the residency status, however, current provisions of the Russian Tax Code do not oblige the taxpayer to provide such evidence along with supporting documents when claiming a foreign tax credit.

If the above-mentioned conditions are not met, the taxpayer will not be able to apply foreign tax credit and reduce his or her tax liability in Russia.

Application of tax treaty relief

Currently, we are a Cyprus tax resident and, therefore, according to Russian tax law are not required to act in a capacity of a tax agent for the Russian tax purposes.

However, in case we are recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Russian tax implications could arise as described below. Whilst we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.

Generally, Russian legislation prescribes how tax treaty benefits can be obtained by Non-Resident Holders via the tax agent, i.e. if tax on such income is subject to tax at source. Russian legislation requires the relevant claim and supporting documents to be filed to the tax agent or to the tax authorities (for refund of tax withheld). See “—Refund of Russian Tax Withheld.”

To receive the benefits of a double tax treaty in cases where any income on the ADSs is received from a Russian source and is subject to Russian taxes, Non-Resident Holders (individuals, legal entities, and organizations) are required to confirm that they are the beneficial owners of the income.

A Non-Resident Holder would need to provide the tax agent with a certificate of tax residence issued by the competent tax authority of the relevant treaty country before the income is paid and confirm that it is the beneficial owner of this income. However, the tax agent may request additional documents confirming the entitlement and eligibility of a Non-Resident Holder for the benefits of the relevant double tax treaty in relation to income concerned. The tax residence certificate should confirm that the respective Non-Resident Holder is a tax resident of the relevant double tax treaty country (for the applicable double tax treaty). This certificate should generally be apostilled or legalized. A notarized Russian translation of the certificate must be provided to the person regarded as a tax agent.

At the same time, provisions of the Russian law are not quite clear on how exemption should be claimed in terms of income, which is not subject to tax at source. Conservatively, a Non-Resident Holder should submit to the Russian tax authorities a certificate confirming his or her tax residency in the other country, amongst other documents, to substantiate the treaty exemption.

The possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Non-Resident Holders should consult their own tax advisors about available double tax treaty relief and the procedures for obtaining such relief with respect to any Russian taxes imposed in respect of dividend income from the ADSs or any income received in connection with the acquisition, sale or other disposal of the ADSs.

Refund of Russian Tax Withheld

Russian Resident Holders – Legal Entities and Individuals

In case Ozon Holdings PLC is recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) and in the absence of a proper tax withholding mechanism, Russian Resident Holders may be subject to a 15% tax rate on the dividends paid to them. See “—Taxation of Dividends and other distributions (including distributions in kind).” To apply a lower tax rate on dividends pursuant to the Russian Tax Code, Russian Resident Holders may be required to provide documentary proof of their Russian tax residence. Alternatively, they may attempt to claim the refund of excessively withheld taxes.

In order to obtain a tax refund, Russian Resident Holders – Individuals should submit an application and the required documents to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three-month period following the date when the application for a refund is submitted. Further, the tax agent itself may request a refund by applying to the Russian tax authorities within three years following the date when the respective tax was paid.

Russian Resident Holders – Legal Entities may claim a refund of excessively withheld tax by filing the application and required documents to the Russian tax authorities within three years following the date when the respective tax was paid.

Non-Resident Holders – Legal Entities and Individuals

If the Russian withholding tax on income derived from Russian sources for a Non-Resident Holder which is a legal entity or an organization, has been withheld at source, and such Non-Resident Holder, which is a legal entity or an organization, is entitled to benefits from a double tax treaty allowing such a legal entity or organization not to pay tax in Russia, or allowing it to pay tax at a reduced rate on such income, a claim for a refund of the tax withheld at the source can be filed with the Russian tax authorities within three years following the tax period in which the tax was withheld.

To process a claim for a refund, the Russian tax authorities require: (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid (this confirmation should be apostilled or legalized and should be provided for the year when the income in respect to which the refund is claimed was paid); (ii) a document confirming that the applicant satisfies any additional conditions envisaged under the Russian Tax Code or the relevant double tax treaty for application of the reduced tax rate; and (iii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities. Where tax is withheld in respect of dividends on the ADSs registered in special accounts (i.e., foreign nominal holder, foreign authorized holder or foreign depositary receipt program depo accounts) and opened with a Russian custodian, the following documents are required in addition to those listed under (i) and (ii) above: (a) a document confirming the exercise of rights (or confirming the exercise of rights in the interests of the applicant by a trustee or other similar person) attached to the ADSs on which the dividend income was paid, as at the date of the decision to distribute dividends by a Russian entity; (b) a document confirming the amount of dividend income on the ADSs; and (c) information on the custodian (custodians) that transferred the amount of dividend income to the foreign company (holder of the relevant account in the Russian custodian).

The Russian tax authorities require a Russian translation of the above documents if they are in a foreign language. The decision regarding the refund of the tax withheld should be taken within six months of filing the required documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

If the Russian personal income tax on income derived from Russian sources by a Non-Resident Holder who is an individual was withheld at source, and such individual Non-Resident Holder is entitled to the benefits of a double tax treaty allowing such an individual not to pay the tax in Russia or allowing such an individual to pay the tax at a reduced rate in relation to such income, an application for a refund can be submitted to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three-month period following the date when the application for a refund is submitted. Further, the tax agent itself may request a refund by applying to the Russian tax authorities within three years following the date when the respective tax was paid.

In practice, the Russian tax authorities require a wide variety of documentation confirming the right of a Non-Resident Holder to obtain the tax relief available under the applicable double tax treaty. Such documentation may not be explicitly required by the Russian Tax Code.

Obtaining a refund of Russian taxes withheld at source is likely to be a time-consuming process, and no assurance can be given that such a refund will be granted in practice.

The possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Non-Resident Holders should consult their own tax advisers about possible tax treaty relief and/or tax refunds as applicable and the procedures required to obtain such treaty relief or refund with respect to any Russian taxes imposed on income received from the acquisition, ownership or disposition of ADSs.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs by U.S. Holders (as defined below) that purchase such ADSs for cash and hold such ADSs as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens, or residents of the United States, and accrual method U.S. Holders that have an “applicable financial statement,” U.S. Holders that hold the ADSs as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, or U.S. Holders that own (or are deemed to own) 10% or more (by vote or value) of our stock). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of an ADS that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes invests in an ADS, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such partnership and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of an ADS.

Except as discussed below under “—Passive Foreign Investment Company Considerations,” this discussion assumes that we are not and will not be a passive foreign investment company for U.S. federal income tax purposes.

EACH PERSON CONSIDERING AN INVESTMENT IN AN ADS SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF AN ADS IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.

Treatment of the ADSs

A U.S. Holder of an ADS generally should be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in the ordinary shares held by the depositary (or its custodian) that are represented by such ADS. However, such tax treatment may be affected by actions taken by the depositary or other intermediaries in the chain of ownership between the holder of such ADS and us that are inconsistent with the beneficial ownership of the underlying shares. If the U.S. Holder is treated as the owner of such ordinary shares, any deposit or withdrawal of such ordinary shares by such U.S. Holder in exchange for its ADSs will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs (including tax consequences if the foregoing tax treatment is not respected and tax consequences of owning and disposing of ordinary shares not represented by ADSs). The following discussion assumes that the foregoing tax treatment is respected.

Distributions with respect to the ADSs

If we make a distribution of cash or other property (other than certain distributions of our stock or rights to acquire our stock) with respect to our ordinary shares, a U.S. Holder generally will be required to include the amount of such distribution made by us with respect to the ADSs owned by such U.S. Holder in gross income as a dividend (without reduction for any non-U.S. tax withheld from such distribution) to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ADSs and then as gain (which will be treated in the manner described below under “—Sale, Exchange or Other Taxable Disposition of the ADSs”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder should expect to include the entire amount of any such distribution in income as a dividend.

A distribution on an ADS that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” Such dividend will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for any non-U.S. tax withheld from distributions received in respect of an ADS. A U.S. Holder that does not claim a U.S. foreign tax credit for non-U.S. income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder chooses to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

The amount of any distribution paid in non-U.S. currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution received in non-U.S. currency is converted into U.S. dollars on the day it is received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of such distribution.

A distribution on an ADS treated as a dividend that is received by an individual (or certain other non-corporate U.S. Holders) in respect of stock of a non-U.S. corporation that is readily tradable on an established securities market in the United States generally qualifies for preferential rates of tax so long as (i) the distributing corporation is not a passive foreign investment company (as described below under “—Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. So long as the ADSs are listed on Nasdaq, if the conditions in clauses (i) and (ii) above are met, dividends paid on an ADS should qualify for the preferential rates of tax. Special rules apply with respect to dividends qualifying for the preferential rates for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

Sale, Exchange or Other Taxable Disposition of the ADSs

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an ADS in an amount equal to the difference, if any, between the amount realized on such sale, exchange or disposition and such U.S. Holder’s adjusted tax basis in such ADS. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such ADS for more than one year at the time of such sale, exchange or disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States.

Passive Foreign Investment Company Considerations

Based on the current and anticipated profile of our income, assets and operations, we intend to take the position that we were not in 2020, and we do not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, such as the value of our assets (including goodwill) and the amount and type of our income, there can be no assurance that we were not and will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status in any taxable year. If we are a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% (determined on the basis of a quarterly average unless elected otherwise) of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and net gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

If we are a PFIC in any taxable year during which a U.S. Holder owns an ADS, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of an ADS at a gain, whether or not we continue to be a PFIC. The tax would be determined by allocating such distributions or gain, ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year in which we are a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge would also be imposed on the amount of taxes so derived for each such taxable year.

The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election were available and a U.S. Holder validly made such an election as of the beginning of such U.S. Holder’s holding period. If such election were made, (i) such U.S. Holder generally would be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, an ADS at the end of each taxable year in which we were a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such ADS and (ii) any gain from a sale, exchange or other disposition of such ADS in a taxable year in which we were a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election would be available to a U.S. Holder only if the ADS is considered “marketable stock.” Generally, stock is considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of the applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Nasdaq constitutes a qualified exchange.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were eligible for and timely made a valid “qualified electing fund” (“QEF”) election. If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains in each taxable year in which we are a PFIC. In order for a U.S. Holder to be able to make a QEF election, however, we would be required to provide such U.S. Holder with certain information. As we do not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election would not be available.

If we were a PFIC in any taxable year during which a U.S. Holder owns a an ADS, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which we have a direct or indirect equity interest and (ii) generally will be required to file annually a statement setting forth certain information with its U.S. federal income tax returns.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC, including the potential extension of the period of limitations on assessment and collection of U.S. federal income taxes arising from a failure to file the statement described in the preceding paragraph.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to an ADS and net gain from the sale, exchange or other disposition of an ADS.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of an ADS, unless an applicable exemption is satisfied. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include an ADS if it is not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 26 to our consolidated financial statements for the year ended December 31, 2020 included elsewhere in this Annual Report.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

Holders will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of such ADSs. The depositary may refuse to register any transfer of their ADSs or allow holders to withdraw the deposited securities represented by their ADSs until those taxes or other charges are paid. It may apply payments owed to such holder or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

See also Item 3.D. “Key Information—Risk Factors” and Item 10.E. “Additional Information—Taxation” as regards dividend distributions. A full description of the ADSs is set out in Exhibit 2.4 to this Annual Report.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Upon our IPO, on November 27, 2020, we amended and restated our articles of association. A copy of our amended and restated articles of association was filed as Exhibit 3.1 to the registration statement on Form F-1, as amended (File No. 333-249810) (the “F-1 Registration Statement”) filed in November 2020. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” A copy of our amended and restated memorandum and articles of association is also attached as Exhibit 1.1 to this Annual Report.

Use of Proceeds

The following “Use of Proceeds” information relates to the F-1 Registration Statement in relation to our IPO of 37,950,000 ADSs (including 4,950,000 ADSs sold upon the exercise of the over-allotment option by our underwriters) representing 37,950,000 ordinary shares. We completed our IPO on November 27, 2020. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC acted as representatives of the several underwriters for our IPO.

The F-1 Registration Statement was declared effective by the SEC on November 23, 2020. For the period from the effective date of the F-1 Registration Statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our IPO were approximately $81.9 million, which included approximately $73.0 million in underwriting discounts and commissions for our IPO and approximately $8.9 million in other costs and expenses for our IPO.

We offered and sold an aggregate of 42,450,000 ADSs, including 4,500,000 ADSs issued to the existing shareholders, Sistema and The Baring Vostok Private Equity Funds, under the Concurrent Private Placements, at an IPO price of $30.00 per ADS. We received approximately $1,200.5 million in net proceeds from our IPO and the Concurrent Private Placements after deducting underwriting commissions and discounts and the IPO expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from our IPO and the Concurrent Private Placements were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2020, we have not used any of the proceeds received from our IPO to finance our operations. As of the date of this Annual Report, there have been no material changes in the use of proceeds as disclosed in the F-1 Registration Statement.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Lydia Jett and Charles Ryan are each considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Lydia Jett and Charles Ryan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. The Code of Business Conduct and Ethics covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The full text of the Code of Business Conduct and Ethics is available on our website at https://corporate.ozon.ru.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by JSC “KPMG”, our independent registered public accounting firm, for the periods indicated.

(~~P~~ in millions)	For the year ended December 31,
	2020	2019
Audit Fees	37	30
Audit-related Fees	40	—
Tax Fees	—	—
All Other Fees	—	—

Total Fees	77	30

(1)

Audit Fees for years ended December 31, 2020 and 2019 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our Annual Reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years.

(2)	Audit-related Fees for the year ended December 31, 2019 relate to services in connection with our IPO.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As the Company is not listed on a regulated market or the Cyprus Stock Exchange, we are not required to comply with any corporate governance requirements applicable to Cypriot public companies. As a foreign private issuer whose shares are traded on Nasdaq, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

•

We follow home country practice that permits us not to provide in our bylaws for a generally applicable quorum of not less than one-third of the outstanding voting stock, rather than Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock;

•

We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Nasdaq Listing Rule 5605(b)(1), which requires that a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•

We follow home country practice that permits the compensation committee of our board of directors not to consist entirely of independent directors, rather than Nasdaq Listing Rule 5605(d)(2), which requires boards to have a compensation committee consisting entirely of independent directors;

•

We follow home country practice that does not require our board of directors to be nominated by a majority of our independent directors, rather than Nasdaq Listing Rule 5605(e)(1), which requires director nominees to either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors;

•

We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, rather than Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend;

•

We follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, rather than Nasdaq Listing Rule 5635(c) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements; and

•

Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b) and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cyprus law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

•

acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such an acquisition;

•

enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cyprus law would not permit us to enter into any reorganization, merger or consolidation and take certain other actions without shareholder or board approval; and

•

enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Item16 H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of JSC “KPMG”, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

1.1	Articles of Association of Ozon Holdings PLC.	F-1	333-249810	3.1	November 2, 2020

2.1	Form of Deposit Agreement among Ozon Holdings PLC, The Bank of New York Mellon as depositary, and Owners and Holders of American Depositary Shares issued thereunder.	F-1/A	333-249810	4.1	November 17, 2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-249810	4.2	November 17, 2020

2.3	Registration Rights Agreement among Ozon Holdings PLC, Sistema, BVFVNL, Ozon LP and BVSIL, dated November 22, 2020.					*

2.4	Description of Securities.					*

4.1	Office Premises Lease Agreement between City Center Investment B.V. as lessor and Internet Solutions LLC as tenant, dated April 28, 2018 (as amended).	F-1/A	333-249810	10.10	November 17, 2020

4.2	Office Premises Lease Agreement between City Center Investment B.V. as lessor and Internet Solutions LLC as tenant, dated October 29, 2018.	F-1/A	333-249810	10.11	November 17, 2020

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

4.3	English translation of Long-term Lease Agreement between Caravella LLC as lessor and Internet Solutions LLC as tenant, dated December 28, 2018 (as amended).	F-1/A	333-249810	10.12	November 17, 2020

4.4	English translation of Preliminary Lease Agreement between Caravella LLC as lessor and Internet Solutions LLC as tenant, dated December 28, 2018 (as amended).	F-1/A	333-249810	10.13	November 17, 2020

4.5	English translation of Preliminary Lease Agreement between BaltStone LLC as lessor and Internet Solutions LLC as tenant, dated November 8, 2019 (as amended).	F-1/A	333-249810	10.14	November 17, 2020

4.6	English translation of Long-term Lease Agreement between Adva LLC as lessor and Internet Solutions LLC as tenant, dated July 1, 2020.	F-1/A	333-249810	10.15	November 17, 2020

4.7	English translation of Preliminary Lease Agreement between ORC Zelenodolsk 2 LLC as lessor and Ozon Volga LLC as tenant, dated September 6, 2019 (as amended).	F-1/A	333-249810	10.16	November 17, 2020

4.8	English translation of Preliminary Lease Agreement between Adva LLC as lessor and Internet Solutions LLC as tenant, dated November 6, 2019 (as amended).	F-1/A	333-249810	10.17	November 17, 2020

4.9	English translation of Long-term Lease Agreement between Managing Company A-Class Capital (Fiduciary Manager of Combined Closed-End Investment Fund PNK Development) as lessor and Internet Solutions LLC as tenant, dated April 29, 2020 (as amended).	F-1/A	333-249810	10.18	November 17, 2020

4.10	English translation of Preliminary Lease Agreement No. 26-10-20_PLA_FF between Orientir Zapad-1 LLC as lessor and Internet Solutions LLC as tenant, dated October 26, 2020.	F-1/A	333-249810	10.19	November 17, 2020

4.11	English translation of Preliminary Lease Agreement No. 26-10-20_PLA_ST between Orientir Zapad-1 LLC as lessor and Internet Solutions LLC as tenant, dated October 26, 2020.	F-1/A	333-249810	10.20	November 17, 2020

4.12	English translation of Long-term Lease Agreement between Internet Logistics LLC as lessor and Internet Solutions LLC as tenant, dated August 4, 2020.	F-1/A	333-249810	10.21	November 17, 2020

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

4.13	English translation of Sale and Purchase Agreement between Internet Logistics LLC as seller and Tetis Capital (Fiduciary Manager of Closed-End Investment Fund Tetis Capital) as purchaser, dated September 25, 2020 (as amended).	F-1/A	333-249810	10.22	November 17, 2020

4.14	English translation of Additional Agreement to Long-term Lease Agreement between Internet Solutions LLC as tenant, Internet Logistics LLC as former landlord and Tetis Capital (Fiduciary Manager of Closed-End Investment Fund Tetis Capital) as landlord, dated October 9, 2020.	F-1/A	333-249810	10.23	November 17, 2020

4.15	Trust Deed between Ozon Holdings PLC and BNY Mellon Corporate Trustee Services Limited, dated February 24, 2021.					*

4.16†	Rules of the Equity Incentive Plan 2020.	S-8	333-252457	10.1	January 27, 2021

4.17†	Amended and Restated Stock Option Agreement by and between Mr. Bernard Lukey and the Company, dated December 30, 2020.	S-8	333-252457	10.2	January 27, 2021

4.18†	Notice of Senior Executive Option Award, dated August 1, 2018 (as amended and restated on November 17, 2020) and Amended and Restated Equity Incentive Agreement for Award of an Option to Purchase Ordinary Shares by and between Mr. Alexander Shulgin and the Registrant, dated November 17, 2020.	F-1/A	333-249810	10.9	November 17, 2020

		S-8	333-252457	10.3	January 27, 2021

4.19†	Rules of the Equity Incentive Plan 2018.	S-8	333-252457	10.4	January 27, 2021

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of JSC “KPMG,” independent registered public accounting firm.					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

101.INS	XBRL Instance Document.					#

101.SCH	XBRL Taxonomy Extension Schema Document.					#

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					#

101.DEF	XBRL Taxonomy Definition Linkbase Document.					#

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					#

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					#

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
#	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 30, 2021

Ozon Holdings PLC

By:	/s/ Alexander Shulgin
Name: Alexander Shulgin
Title: Chief Executive Officer

By:	/s/ Igor Gerasimov
Name: Igor Gerasimov
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ozon Holdings PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ozon Holdings PLC and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of inventory valuation allowance

As discussed in Note 16 to the consolidated financial statements, the Company has inventories of RUB 15,342 million and an inventory valuation allowance of RUB 1,082 million as of December 31, 2020. As discussed in Note 2.4 (n), the Company records an inventory valuation allowance to write down the cost of inventory to the estimated net realizable value. In determining the write-downs to inventories, the Company considers the historical demand for inventories and expected selling prices.

We identified the measurement of inventory valuation allowance as a critical audit matter. Evaluating the net realizable value required subjective and complex auditor judgment, specifically the identification of obsolete inventory.

The following are the primary procedures we performed to address this critical audit matter. We inquired with management to obtain an understanding of the changes in merchandising strategy and expected sales trends to assess the identification of obsolete inventory. We evaluated the completeness of obsolete inventory by assessing internal data such as internal audit reports and external data such as media reports. We compared actual realized inventory values to historical estimated valuation allowances to evaluate management’s ability to accurately estimate net realizable value adjustments.

/s/ JSC “KPMG”

We have served as the Company’s auditor since 2018.

Moscow, Russia

March 30, 2021

OZON HOLDINGS PLC

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

	Notes	2020	2019	2018
Revenue:
Sales of goods		81,414	53,487	33,920
Service revenue		22,936	6,617	3,300

Total revenue	4	104,350	60,104	37,220
Operating expenses:
Cost of sales		(72,859)	(48,845)	(27,662)
Fulfillment and delivery	6	(30,676)	(16,808)	(8,232)
Sales and marketing	7	(10,015)	(7,153)	(3,335)
Technology and content	8	(4,394)	(3,520)	(2,123)
General and administrative	9	(3,729)	(2,390)	(1,742)

Total operating expenses		(121,673)	(78,716)	(43,094)
Operating loss		(17,323)	(18,612)	(5,874)
Loss on disposal of non-current assets		(35)	(7)	(3)
Finance costs		(2,115)	(980)	(66)
Finance income		311	179	195
Share of profit of an associate	10	112	54	82
Foreign currency exchange (loss) / gain, net		(1,984)	(213)	78
Other non-operating expenses	11	(1,000)	—	—

Total non-operating (expense) / income		(4,711)	(967)	286
Loss before income tax		(22,034)	(19,579)	(5,588)
Income tax (expense) / benefit	12	(230)	216	(73)

Loss for the year		(22,264)	(19,363)	(5,661)

Total comprehensive income for the year		(22,264)	(19,363)	(5,661)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	13	(135.1)	(150.4)	(60.6)
Basic and diluted weighted average number of ordinary shares	13	164,605,952	128,597,975	92,999,825

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2020 AND 2019

(in millions of Russian Rubles)

	Notes	December 31, 2020	December 31, 2019
Assets
Non-current assets
Property, plant and equipment	14	11,869	7,176
Right-of-use assets	15	14,579	9,269
Intangible assets		317	130
Investments in an associate	10	1,111	1,139
Deferred tax assets	12	44	253
Advances for non-current assets and security deposits		1,880	1,601

Total non-current assets		29,800	19,568

Current assets
Inventories	16	15,342	10,774
Accounts receivable	17	3,405	2,743
Prepaid income tax		14	17
VAT receivable		908	1,378
Advances and prepaid expenses		1,055	933
Other current assets		382	19
Cash and cash equivalents	18	103,702	3,003

Total current assets		124,808	18,867

Total assets		154,608	38,435

Equity and liabilities
Equity
Share capital	19	11	6
Share premium	19	133,439	32,053
Equity-settled employee benefits reserves	24	1,152	541
Other capital reserves	19	—	1,043
Accumulated deficit		(55,345)	(32,826)

Total equity		79,257	817

Non-current liabilities
Borrowings	20	2,323	166
Lease liabilities	15	12,267	7,790
Deferred tax liabilities	12	66	156
Deferred income	23	406	—
Other non-current liabilities	21	78	—

Total non-current liabilities		15,140	8,112

Current liabilities
Trade and other payables	21	42,545	21,242
Borrowings	20	7,125	3,950
Lease liabilities	15	3,223	1,819
Taxes payable		816	186
Accrued expenses	22	1,677	907
Customer advances and deferred revenue	23	4,825	1,402

Total current liabilities		60,211	29,506

Total liabilities		75,351	37,618

Total equity and liabilities		154,608	38,435

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles)

	Share capital	Share premium	Equity- settled employee benefits reserves	Other capital reserves	Accumulated losses	Total
Balance at January 1, 2018	3	9,999	301	—	(6,957)	3,346

Loss for the year	—	—	—	—	(5,661)	(5,661)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income for the year	—	—	—	—	(5,661)	(5,661)
Issue of ordinary shares, net of transaction costs	1	5,375	—	—	—	5,376
Issue of shares upon exercise of share-based awards	—	110	(110)	—	—	—
Sale of share options to employees	—	—	93	—	—	93
Share-based compensation expense	—	—	82	—	—	82

Balance at December 31, 2018	4	15,484	366	—	(12,618)	3,236

Balance at January 1, 2019	4	15,484	366	—	(12,618)	3,236

Impact of IFRS 16 adoption	—	—	—	—	158	158
Adjusted balance at January 1, 2019	4	15,484	366	—	(12,460)	3,394

Loss for the year	—	—	—	—	(19,363)	(19,363)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income for the year	—	—	—	—	(19,363)	(19,363)
Issue of ordinary shares, net of transaction costs (note 19)	2	16,554	—	—	—	16,556
Issue of shares upon exercise of share-based awards (note 24)	—	15	(15)	—	—	—
Share-based compensation expense	—	—	190	—	—	190
Convertible loans (note 19)	—	—	—	1,043	(1,003)	40

Balance at December 31, 2019	6	32,053	541	1,043	(32,826)	817

Loss for the year	—	—	—	—	(22,264)	(22,264)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income for the year	—	—	—	—	(22,264)	(22,264)
Issue of ordinary shares, net of transaction costs (note 19)	5	101,353	—	—	—	101,358
Issue of shares upon exercise of share-based awards (note 24)	—	33	(33)	—	—	—
Share-based compensation expense	—	—	644	—	—	644
Convertible loans (note 19)	—	—	—	(1,043)	(255)	(1,298)

Balance at December 31, 2020	11	133,439	1,152	—	(55,345)	79,257

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles)

	Notes	2020	2019	2018
Cash flows from operating activities
Loss before income tax		(22,034)	(19,579)	(5,588)

Adjusted for:
Depreciation and amortization of non-current assets		4,963	2,590	487
Finance costs		2,115	980	66
Finance income		(311)	(179)	(195)
Foreign currency exchange loss / (gain), net		1,984	213	(78)
Write-downs and losses of inventories	16	482	1,217	243
Loss on disposal of non-current assets		35	7	3
Share of profit of an associate	10	(112)	(54)	(82)
Changes in allowances on accounts receivable and advances paid		131	169	12
Forgiveness of lease payments	15	(21)	—	—
Share-based compensation expense		644	190	82
Movements in working capital:
Changes in inventories		(5,005)	(5,577)	(3,539)
Changes in accounts receivable		(482)	(1,146)	(572)
Changes in advances paid and other assets		(481)	(2,089)	(1,005)
Changes in trade accounts payable		20,885	8,776	6,355
Changes in other liabilities		5,202	1,051	278

Cash generated from / (used) in operations		7,995	(13,431)	(3,533)
Interest paid		(1,356)	(876)	(58)
Income tax paid		(69)	(5)	(8)

Net cash generated from / (used in) operating activities		6,570	(14,312)	(3,599)

Cash flows from investing activities
Purchase of property, plant and equipment		(6,714)	(4,742)	(2,472)
Purchase of intangible assets		(126)	(26)	(93)
Proceeds from disposal of property, plant and equipment		—	—	6
Interest received		260	158	192
Dividends received from an associate		—	71	80
Acquisition of interest in an associate		—	—	(576)

Net cash used in investing activities		(6,580)	(4,539)	(2,863)

Cash flows from financing activities
Convertible loans issue proceeds	19	6,171	20,099	—
Equity instruments issue proceeds	19	90,480	—	5,471
Proceeds from borrowings		8,711	413	—
Repayment of borrowings		(499)	(310)	(162)
Payment of principal portion of lease liabilities		(2,296)	(867)	(39)

Net cash generated from financing activities		102,567	19,335	5,270

Net increase / (decrease) in cash and cash equivalents		102,557	484	(1,192)
Cash and cash equivalents at the beginning of the year		2,994	2,684	3,803
Effects of exchange rate changes on the balance of cash held in foreign currencies		(1,849)	(174)	73

Cash and cash equivalents at the end of the year		103,702	2,994	2,684

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

1. CORPORATE INFORMATION

These consolidated financial statements of Ozon Holdings PLC (hereinafter “the Company”) and its subsidiaries (collectively, “the Group”) for the year ended December 31, 2020 were authorized for issue in accordance with a resolution of the directors on March 30, 2021.

Ozon Holdings PLC (until October 22, 2020—Ozon Holdings Limited and until November 8, 2007—Jolistone Enterprises Limited) is a public limited company that was incorporated on August 26, 1999 under the law of the Republic of Cyprus (“Cyprus”). The Company’s registered office is located at Arch. Makariou III, 2-4, Capital Center, 9th Floor, 1065 Nicosia, Cyprus.

The principal subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

		% equity interest
Subsidiary	Principal activity	2020	2019
Internet Solutions LLC	Internet retailer of consumer goods	100%	100%
Internet Logistics LLC	Management of fulfillment facilities	100%	100%
Internet Travel LLC	Internet retailer of travel services	100%	100%
Ozon Technologies LLC	IT services and development	100%	100%

All the principal subsidiaries of the Company are incorporated in the Russian Federation (“Russia”).

The Group is an internet retailer of multi-category consumer products to the general public through the Group’s mobile apps and websites (ozon.ru and ozon.travel). The Group also manages an online marketplace platform that enables third-party sellers to offer their products to consumers on its mobile app and website. In addition, the Group provides advertising services to vendors and third-party sellers.

On November 27, 2020, the Company completed an initial public offering (“IPO”) of 37,950,000 newly issued ordinary shares, represented by 37,950,000 American depositary shares (“ADSs”), on Nasdaq. In addition, the Group issued 4,500,000 ordinary shares to its existing shareholders, Sistema PJSFC and Baring Vostok Private Equity Funds (“Baring Vostok”), in concurrent private placements. Sistema PJSFC and Baring Vostok are the Group’s major shareholders with the ownership share of 32.68% and 32.62%, respectively, as at December 31, 2020. The Group has no ultimate controlling party since March 5, 2012.

The Group’s principal geographic market is Russia.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis.

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	power over the investee;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power to affect its returns.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3 New standards, interpretations and amendments adopted by the Group

The Group applied for the first-time certain standards, interpretations and amendments, which are effective for annual periods beginning on or after January 1, 2020. These standards, interpretations and amendments do not have a significant impact on the consolidated financial statements of the Group.

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

•	IFRS 17 Insurance Contracts (effective date – January 1, 2023).

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date – January 1, 2023).

•	Reference to the Conceptual Framework – Amendments to IFRS 3 (effective date – January 1, 2022).

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 (effective date – January 1, 2022).

•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 (effective date – January 1, 2022).

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective date – January 1, 2022).

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities ((effective date – January 1, 2022).

•	IAS 41 Agriculture – Taxation in fair value measurements (effective date – January 1, 2022).

Nature of the effect of adoption of IFRS 16 from January 1, 2019

As at January 1, 2019, the Group applied IFRS 16 Leases for the first time. IFRS 16 superseded IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Group adopted IFRS 16 using the modified retrospective approach with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts for which the underlying asset is of low value (“low-value assets”).

The effect of adoption IFRS 16 as at January 1, 2019 (increase / (decrease)) is as follows:

January 1, 2019
Assets
Right-of-use assets	5,534
Property, plant and equipment	(85)
Advances paid and other current non-financial assets	(185)

Total assets	5,264

Liabilities
Lease liabilities	5,264
Trade and other payables	(158)

Total liabilities	5,106

Equity
Accumulated losses	158

Total equity	158

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The Group has lease contracts of office premises, warehouses, vehicles, pickup points and sorting centers. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 was applied to these leases from January 1, 2019.

Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized in the consolidated statement of financial position immediately before the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

•	Not separated non-lease components from lease components, and instead accounted for each lease component and any associated non-lease components as a single lease component.

Based on the foregoing, as at January 1, 2019:

•

Right-of-use assets of 5,534 were recognized and presented separately in the consolidated statement of financial position. This includes the lease assets recognized previously under finance leases of 85 that were reclassified from Property, plant and equipment.

•	Additional lease liabilities of 5,264 were recognized.

•	Prepayments of 185 related to previous operating leases were derecognized.

•	Accrued provision of 158 for straight-line adjustments under SIC-15 Operating Leases-Incentives in trade and other payables was adjusted to accumulated losses.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	7,212
Weighted average incremental borrowing rate as at January 1, 2019	11.3%
Discounted operating lease commitments as at January 1, 2019	5,264
Add: Commitments relating to leases previously classified as finance leases	69

Lease liabilities as at January 1, 2019	5,333

Information on the Group’s accounting policies with respect to leases is provided in note 2.4(d). Information on the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements since the initial adoption date is provided in note 15.

2.4 Summary of significant accounting policies

a) Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group’s investments in associates are accounted for using the equity method. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate since the acquisition date. Dividends received or receivable from an associate reduce the carrying amount of the investments in associates. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The consolidated statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit or loss of an associate is shown on the face of the consolidated statement of profit or loss and other comprehensive income. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within “Share of profit / (loss) of an associate” in the consolidated statement of profit or loss and other comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

b) Foreign currencies

The Group’s consolidated financial statements are presented in Russian Rubles (“RUB”), which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of all of the Company’s subsidiaries is the RUB.

Transactions in foreign currencies are initially recorded by the Group’s subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net”, in the consolidated statement of profit and loss and other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.

c) Revenue from contracts with customers

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions based on a determination of whether it is a principal in providing a good or a service to a customer (a principal controls the goods or services before they are transferred to customers) or whether it is an agent of another entity. When the Group is primarily obligated in a transaction, is subject to inventory risk, has discretion in establishing prices, or has several but not all of these indicators, revenues should be recorded on a gross basis. When the Group is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenues are recorded on a net basis.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

i. Revenue from sales of goods

The Group recognizes revenue from sales of goods on a gross basis as the Group is acting as a principal in these transactions and is primarily obligated in these transactions, is subject to inventory risk and has discretion in establishing prices. Payment for the purchased goods is generally made either before delivery or upon delivery. Revenue is recognized at the point in time when control of the promised goods is transferred to customers which generally occurs upon delivery to the customers. The Group recognizes revenue net of return allowances when the goods are delivered to customers. Delivery of goods to customers, who place their orders for goods online through the Group’s website and mobile app, is not separately identifiable from sales of goods, and the Group accounts for sales of goods and delivery services to its customers as a single performance obligation.

ii. Right of return

For certain categories of goods customers have a right to return these goods within a specified period. Return allowances, which reduce revenues from sales of goods, are estimated based on historical experiences. The Group updates its estimates on a quarterly basis.

For goods that are expected to be returned from the customers, the Group recognizes a refund liability (included in Accrued expenses in the consolidated statement of financial position). The liability is measured at the amount the Group ultimately expects it will have to return to the customer. A right of return asset (included in Inventories in the consolidated statement of financial position) and corresponding adjustment to cost of sales are also recognized for the right to recover products from the customers.

iii. Financing component in revenue arrangements

The Group has a service (“Ozon Installment”) that allows customers to pay for goods in installments generally over a six-month period. The Group applies the practical expedient and does not adjust the promised amount of consideration for the effects of a significant financing component because the period between the transfer of the promised good and the payment is less than one year.

iv. Loyalty program

The Group has a loyalty points program which allows customers to accumulate points that can be redeemed against future purchases, subject to a certain threshold. The loyalty points give rise to a separate performance obligation as they provide a material right to the customer. A portion of the transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a quarterly basis and any adjustments to the deferred revenue balance are charged against revenue.

v. Gift certificates

The Group sells gift certificates which can be redeemed to purchase products sold on the Group’s website ozon.ru or mobile app. The cash collected from the sales of gift certificates is initially recorded as deferred revenue (contract liability) in the consolidated statement of financial position and subsequently recognized as revenue upon the sales of the respective products through redemption of gift certificates. Revenue from redeemed gift certificates is included in Revenue from sales of goods (note 4). Revenue from unredeemed gift certificates is recognized over the expected customer redemption period (usually 12 months) and included in service revenue.

vi. Premium subscription

In 2019, the Group launched an Ozon Premium program (“Ozon Premium”), a subscription-based service which provides customers with free delivery and additional discounts. The cash collected from the sales of Ozon Premium is initially recorded as deferred revenue (contract liability) in the consolidated statement of financial position and subsequently recognized as revenues over the subscription period (1, 6 or 12 months). Revenue from Ozon Premium is included in service revenue.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

vii. Marketplace commission

Marketplace commission represents commission fees charged to third-party sellers for selling their goods through the Group’s online marketplace. The Group offers a marketplace platform that enables sellers to sell their products through the Group’s website. Upon sale, the Group charges the third-party sellers a commission fee, which consists of a base fee component and a variable fee component. The base fee is based on the percentage of the selling price depending on the product category. The variable fee component of the commission is paid by the sellers based on the additional services the Group renders to the sellers, such as storage and fulfillment fees for products stored at the Group’s fulfillment centers and delivery fees. The Group’s performance obligation with respect to these transactions is to arrange the transaction through the online platform. Marketplace commission is recognized on a net basis at the point of delivery of products as the Group generally is not the primary obligor, does not bear the inventory risk, and does not have the ability to establish prices for the other party’s goods. The commission revenue is generally withheld by the Company from the payments collected from the customers, either before delivery or upon delivery.

viii. Advertising revenue

The Group’s advertising services allow vendors and third-party sellers to place advertisements in particular areas of the Group’s websites at fixed or variable prices (cost per click or cost per view). Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks, when the advertisement has been displayed. Payment is generally due within 30 to 60 days from providing advertising services.

ix. Travel services

Revenue from travel services consists of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets through the Group’s website ozon.travel. The Group acts as the agent in these transactions, passing reservations booked by the traveler to the relevant travel provider. Commission fees and ticketing fees are recognized upon booking of airline and railway transactions as the Group has no significant post-delivery obligations. In addition, revenue from travel services also includes volume incentive fees from certain airlines and global distribution systems partners that control the computer systems through which these reservations are booked. Volume incentive fees are recognized evenly on a monthly basis based on performance estimates under agreements.

d) Leases

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Fulfillment and sorting centers	3-10
Office premises	2-7
Pick-up points	3
Vehicles	3-4

Right-of use assets are also subject to impairment. Refer to the accounting policies in section (p) Impairment of long-lived assets.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Leases of low-value assets

The Group applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Sale and leaseback transactions

In a sale and leaseback transaction, an entity (seller-lessee) sells an asset to another entity (buyer-lessor) who then leases it back to the seller-lessee. The Group applies the requirements of IFRS 15 for determining when a performance obligation is satisfied in order to determine whether the transfer of an asset is accounted for as a sale of that asset.

If the transfer of an asset by the seller-lessee does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, the seller-lessee continues to recognize the transferred asset and recognizes a financial liability equal to the transfer proceeds. The Group accounts for the financial liability applying IFRS 9.

Presentation in the consolidated statement of cash flows

The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities.

e) Cost of sales

Cost of sales consists of purchase price of consumer products, including vendor’s rebates and subsidies, write-downs and losses of inventories, cost of travel services and costs of obtaining and fulfilling contracts with third-party sellers on the marketplace platform.

Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to costs of purchased goods and therefore the Group records such amounts as a reduction of cost of sales when such sales occur. Vendor rebates typically depend on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of sales when the sales have been completed and the amount is determinable.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

f) Fulfillment and delivery expenses

Fulfillment and delivery expenses primarily consist of outbound shipping costs, packaging material costs, costs incurred in operating and staffing the Group’s fulfillment centers, sorting centers, customer service centers and pickup points, expenses related to payment processing, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, and other related costs. Fulfillment and delivery expenses also include amounts paid to third parties that assist the Group in fulfillment, sorting, delivery and customer service operations. Fulfillment and delivery costs are expensed as incurred.

g) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll including related expenses for employees involved in marketing and sales activities.

The Group pays commissions to participants in the affiliates program when their customer referrals result in successful product sales and records such costs in sales and marketing expenses. The Group also participates in cooperative advertising arrangements with certain of the Group’s vendors and third-party sellers. Sales and marketing costs are expensed as incurred.

h) Technology and content expenses

Technology and content expenses include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design, and maintenance of the Group’s websites and mobile apps, and technology infrastructure costs. Technology and content expenses are expensed as incurred.

i) General and administrative expenses

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, premises maintenance expenses and other general corporate expenses. General and administrative expenses are expensed as incurred.

j) Share-based awards

All of the Group’s share-based awards are equity-settled.

Certain employees of the Group receive remuneration in the form of share-based compensation, whereby employees render services as consideration for equity instruments.

The Group issues equity-settled share-based awards, including share options, share appreciation rights and restricted share units, and accounts for these awards in accordance with IFRS 2. The cost of equity-settled share-based awards is measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant using a Black-Scholes valuation model. That cost is recognized as an employee benefits expense, together with a corresponding increase in equity (equity-settled employee benefits reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Market-based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of share-based awards expected to vest. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified to the employee’s benefit, the Company continues to recognize the grant date fair value of the award over the original vesting term. Further, from the modification date through the modified vesting date, the Company recognizes an additional expense for any modification that increases the total fair value of the share-based compensation transaction, or is otherwise beneficial to the employee.

Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

k) Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia and Cyprus is subject to local income taxes at rates of 20.0% and 12.5%, respectively.

Deferred tax

Deferred income taxes are accounted for under the balance sheet method and reflect the tax effect of temporary differences between the tax basis of assets and liabilities and their carrying amounts in the accompanying consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. A valuation allowance is recorded when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

l) Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

m) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. The Group does not apply any thresholds for capitalising items of property, plant and equipment.

Property, plant and equipment include major expenditures for new assets, improvements and replacement assets that extend the useful lives of assets or increase their revenue-generating capacities. Repair and maintenance costs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Land	Indefinite
Buildings	16-50
Engineering facilities	5-30
Warehouse equipment	1-10
Transportation vehicles	4-7
Computer equipment	2-4
Other computer hardware and office facilities	1-10
Other assets	5-20

Depreciation of property, plant and equipment used in delivery and fulfillment activities is included in Fulfillment and delivery expenses in the consolidated statement of profit or loss and other comprehensive income. Depreciation of other property, plant and equipment is included within General and administrative expenses.

The carrying amount of an item of property, plant and equipment is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in “Gain / (loss) on disposal of non-current assets, net” in the consolidated statement of profit or loss and other comprehensive income when the asset is derecognized.

Management of the Group reviews the carrying amount of property, plant and equipment for impairment when there is an indication that the carrying amount may exceed the expected recoverable amount.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

n) Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the weighted average cost method, and are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less estimated costs necessary to make the sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realisable value based on assumptions about the write-down percentage that is applicable to various aging groups of goods. In determining the allowance percentages on inventories, the Group considers the historical and forecasted demand for inventories and expected selling prices. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write-downs and losses of inventories are recorded in Cost of sales.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories. The Group estimates and recognizes a provision for reimbursements, where Group is liable for the third-party sellers’ goods which were damaged or lost in the Group’s fulfillment and delivery infrastructure.

o) Intangible assets

An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over the useful economic life. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss and other comprehensive income in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the consolidated statement of profit and loss and other comprehensive income when the asset is derecognized.

Management of the Group reviews the carrying amount of intangible assets for an impairment as a part of the respective cash-generating unit when there is an indication that the carrying amount of such cash-generating unit may exceed the expected recoverable amount.

p) Impairment of long-lived assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of profit or loss and other comprehensive income.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of profit or loss and other comprehensive income.

q) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

r) Value added tax

Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item.

The net amount of the VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

s) Financial instruments

Initial recognition and measurement

In accordance with IFRS 9, financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

In accordance with IFRS 9, financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost, as appropriate.

The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

The Group’s financial assets include cash and cash equivalents, security deposits (accounted for as cash collateral provided to the lessor) and accounts receivable. The Group’s financial liabilities include trade and other payables, accrued expenses, lease liabilities, and loans and borrowings including bank overdrafts.

Subsequent measurement

Financial assets and financial liabilities at amortized cost

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of profit or loss and other comprehensive income.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•

either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss and other comprehensive income.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets.

Under IFRS 9, ECLs are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other financial assets, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

•

the financial instrument has a low risk of default – when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating BBB- or higher, based on Standard & Poor’s and Fitch ratings);

•	the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Allowances for expected credit losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses related to accounts receivable are presented as part of cost of sales.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

t) Convertible instruments

Convertible instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that in the foreseeable future the Group will have taxable profits against which tax losses can be utilized. Significant management judgement is required to determine whether the Group has convincing evidence of probable future taxable profit. Further details on income taxes are disclosed in note 12.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Inventory valuation

Inventory is valued at the lower of cost or net realisable value. Net realisable value represents the estimated selling price less estimated costs necessary to make the sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realisable value based on assumptions about the write-down percentage that is applicable to various aging groups of goods. In determining the allowance percentages on inventories, the Group considers the historical and forecasted demand for inventories and expected selling prices. The valuation allowance for inventory represents the difference between cost of inventory and its estimated net realisable value. The changes in estimates may impact the amount of allowance for inventory that may be required. Further details about inventory valuation allowance are provided in note 16.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

4.1 Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

For the year ended December 31, 2020

	At a point in time	Over time	Total revenue
Sales of goods	81,414	—	81,414
Service revenue:
Marketplace commission	16,503	—	16,503
Delivery services	1,481	280	1,761
Advertising revenue	—	3,965	3,965
Travel ticketing commission	425	20	445
Other revenue	262	—	262

Total service revenue	18,671	4,265	22,936

Total revenue	100,085	4,265	104,350

For the year ended December 31, 2019

	At a point in time	Over time	Total revenue
Sales of goods	53,487	—	53,487
Service revenue:
Marketplace commission	2,132	—	2,132
Delivery services	1,574	184	1,758
Advertising revenue	—	1,421	1,421
Travel ticketing commission	950	237	1,187
Other revenue	119	—	119

Total service revenue	4,775	1,842	6,617

Total revenue	58,262	1,842	60,104

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

For the year ended December 31, 2018

	At a point in time	Over time	Total revenue
Sales of goods	33,920	—	33,920
Service revenue:
Marketplace commission	45	—	45
Delivery services	1,595	—	1,595
Advertising revenue	—	282	282
Travel ticketing commission	991	283	1,274
Other revenue	104	—	104

Total service revenue	2,735	565	3,300

Total revenue	36,655	565	37,220

4.2 Contract balances

The following table provides information about the Group’s accounts receivable and contract liabilities from contracts with customers:

	2020	2019
Accounts receivable (included in the total accounts receivable in note 17)	1,550	787
Contract liabilities (note 23)	(5,231)	(1,402)

Contract liabilities include customer advances, unredeemed gift certificates, deferred revenue of Ozon Premium, incentive fees from the depository and loyalty points not yet redeemed. The outstanding balances of contract liabilities increased in 2020 due to the continuous increase in the Group’s customer base.

4.3 Right of return assets and refund liabilities

The following table provides information about the Group’s right of return assets and refund liabilities from contracts with customers:

	2020	2019
Right of return assets (note 16)	231	125
Refund liabilities arising from right of return (note 22)	(231)	(124)

5. SEGMENT INFORMATION

The Group has two operating segments, as described below, which are the Group’s strategic business units. These business units are managed separately and the results of their operations are reviewed by the chief operating decision maker (CODM) on a regular basis for the purpose of making decisions about resource allocation and performance assessment.

Ozon.ru – sales of multi-category consumer products through our Ozon mobile app and our Ozon website; and

Ozon.travel – sales of airline and train tickets through our Ozon.Travel mobile app and our Ozon.Travel website.

Ozon.ru represents over 99%, 98% and 96% of the Group’s revenue for the years ended December 31, 2020, 2019 and 2018, respectively, therefore, the Group presents Ozon.ru as the only reportable operating segment, as this reflects the consolidated view of operating segments noted above.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

6. FULFILLMENT AND DELIVERY EXPENSES

	2020	2019	2018
Employee-related cost	8,417	6,029	3,632
Outsourcing services	5,103	1,889	535
Delivery fees	3,909	1,783	844
Depreciation and amortization	3,690	1,643	337
Transportation services and vehicle maintenance	3,367	2,097	897
Fees for cash collection	2,795	1,447	789
Premises maintenance and packaging costs	1,589	1,032	530
Share-based compensation expense (reversal)	53	19	(18)
Premises rental	—	—	416
Other fulfillment and delivery expenses	1,753	869	270

	30,676	16,808	8,232

7. SALES AND MARKETING EXPENSES

	2020	2019	2018
Online marketing	5,447	4,553	2,150
Employee-related cost	2,265	1,178	703
Offline media	1,502	1,146	344
Share-based compensation expense (reversal)	81	14	(42)
Other sales and marketing expenses	720	262	180

	10,015	7,153	3,335

8. TECHNOLOGY AND CONTENT EXPENSES

	2020	2019	2018
Employee-related cost	3,490	2,956	1,826
IT and telecommunication services	615	446	222
Share-based compensation expense	152	16	18
Other technology and content expenses	137	102	57

	4,394	3,520	2,123

9. GENERAL AND ADMINISTRATIVE EXPENSES

	2020	2019	2018
Employee-related cost	1,600	924	680
Depreciation and amortization	1,273	947	150
Share-based compensation expense	358	141	124
Premises rental	—	—	428
Other general and administrative expenses	498	378	360

	3,729	2,390	1,742

10. INVESTMENT IN ASSOCIATE

The Group has a 42.27% interest in Litres Holdings Limited (together with its subsidiaries “Litres”), which is incorporated and domiciled in Cyprus. Litres is a leading distributor of e-books and audiobooks in Russia. Litres is not publicly listed. The Group accounts for the investment in Litres using the equity method.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The following table summarizes the financial information of Litres as included in its own consolidated financial statements, adjusted for fair value adjustments at acquisition (disclosed below separately) and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group’s interest in Litres.

	December 31, 2020	December 31, 2019
Current assets	805	713
Non-current assets	360	267
Current liabilities	(951)	(682)
Non-current liabilities	(2)	(19)

Net assets of the associate	212	279

Group’s share of net assets – 42.27% (2019: 42.27%)	90	118
Goodwill	964	964
Fair value adjustments (including the effect of the subsequent accounting)	57	57

Group’s carrying amount of the investment	1,111	1,139

	2020	2019	2018
Revenue	5,077	3,823	2,600
Profit for the year	278	168	236
Other comprehensive income	—	—	—
Total comprehensive income	278	168	236
The Group’s share of profit before fair value adjustments	118	71	99
Amortization of assets based on their fair values at acquisition	(6)	(17)	(17)

The Group’s share of total comprehensive income	112	54	82

The movement of the investment in Litres is presented below:

	December 31, 2020	December 31, 2019
Carrying amount of the investment at the beginning of the year	1,139	1,156
Share of total comprehensive income	112	54
Dividends received / receivable	(140)	(71)

Carrying amount of the investment at the end of the year	1,111	1,139

The associate had no contingent liabilities or capital commitments as at December 31, 2020 and 2019.

11. OTHER NON-OPERATING EXPENSES

In November 2020, the Company and Sberbank of Russia PJSC (“Sberbank”) reached an agreement relating to an alleged breach of an exclusivity undertaking contained in the term sheet that had been entered into between the Company, its principal shareholders and Sberbank in June 2020. The agreement resolved all disputes and waived any claims against each other relating to the term sheet and confirmed absence of any known non-contractual claims between the Company and Sberbank. While the Company did not admit any breach nor concede any liability under the term sheet, the Company agreed under the settlement agreement to pay Sberbank 1,000 (reported as an operating cash outflow in the cash flow statement).

12. INCOME TAX

The major components of income tax expense / benefit for the years ended December 31, 2020, 2019 and 2018 are:

	2020	2019	2018
Current income tax expense	(111)	(9)	(1)
Deferred tax (expense) / benefit	(119)	188	(62)
Tax provision	—	37	(10)

Income tax (expense) / benefit for the year	(230)	216	(73)

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The major part of the Group’s pre-tax losses and income tax expenses / benefits is generated in Russia. Pre-tax gains or losses of the Group’s companies in Cyprus mainly relate to foreign exchange gains and losses and other items which are generally non-taxable (non-deductible) in that jurisdiction. These items affect pre-tax loss but do not have any impact on income tax expense / benefit.

Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2020	2019	2018
Loss before income tax	(22,034)	(19,579)	(5,588)
Income tax benefit calculated at Russia’s statutory tax rate (20%)	4,407	3,915	1,118
Effect of unrecognized deferred tax assets	(3,669)	(3,463)	(1,100)
Effect of non-deductible expenses in determining taxable profit	(559)	(234)	(94)
Effect of accrued tax provision	—	37	(10)
Effect of foreign exchange loss that is exempt from taxation	(409)	(39)	13

Income tax (expense) / benefit for the year	(230)	216	(73)

Set out below is the summary of deferred tax assets and liabilities as at December 31, 2020 and 2019:

	Consolidated statement of financial position as at December 31,		Consolidated statement of profit or loss and OCI
	2020	2019	2020	2019
Deferred tax assets arising from:
Tax losses carried forward	8,739	5,557	3,182	3,463
Inventories	298	232	66	190
Leases	248	114	134	114
Employee benefits	195	87	108	(1)
Accounts receivable and advances paid	80	57	23	33
Loyalty points program	21	3	18	(12)
Prepaid and accrued expenses	8	5	3	(33)
Other items	15	—	15	—

Total deferred tax assets	9,604	6,055	3,549	3,754
less: unrecognized deferred tax assets	(9,226)	(5,557)	(3,669)	(3,463)

Total deferred tax assets, net of unrecognized deferred tax assets	378	498	(120)	291
Deferred tax liabilities arising from:
Property, plant and equipment	(311)	(352)	41	(110)
Accrued revenue	(89)	(49)	(40)	6
Other items	—	—	—	1

Total deferred tax liabilities	(400)	(401)	1	(103)

Net deferred tax asset / (liability)	(22)	97	—	—
Net deferred tax asset	44	253	—	—
Net deferred tax liability	(66)	(156)	—	—
Deferred tax (expense) / benefit	—	—	(119)	188

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Deferred tax assets have not been recognized in respect of tax losses and other deductible temporary differences in the cumulative amounts of 43,700 and 2,430, respectively, as at December 31, 2020, and tax losses in the amount of 27,785 as at December 31, 2019. The tax losses and deductible temporary differences do not expire. Deferred tax assets have not been recognized in respect of tax losses and other deductible temporary differences, because it is not probable that sufficient taxable profit will be available in the foreseeable future against which the Group will be able to utilize the respective benefits.

13. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing the profit / (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit / (loss) attributable to ordinary equity holders of the parent (after adjusting for the effect of dilution) by the weighted average number of ordinary shares outstanding after adjustments for the effects of all dilutive potential ordinary shares.

At December 31, 2020, 2019 and 2018, outstanding share-based awards and a convertible loan recognized as a financial liability were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been antidilutive.

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	2020	2019	2018
Loss attributable to the parent entity	(22,264)	(19,363)	(5,661)
Effects of the settlement of preference shares classified as equity	33	15	29
Loss attributable to ordinary equity holders of the parent entity	(22,231)	(19,348)	(5,632)
Weighted average number of ordinary shares	164,605,952	128,597,975	92,999,825
Basic and diluted loss per share (RUB)	(135.1)	(150.4)	(60.6)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these consolidated financial statements.

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Engineering facilities	Warehouse equipment	Transportation vehicles	Computer equipment	Other computer hardware and office facilities	Construction in-progress	Total
Cost
Balance at January 1, 2019	80	1,279	221	1,733	172	588	800	660	5,533

Additions	—	—	—	—	—	—	—	3,833	3,833
Transfer	—	544	68	2,070	—	445	1,124	(4,251)	—
Reclassification to right-of-use assets	—	—	—	—	(118)	—	—	—	(118)
Disposals	—	—	—	(10)	—	(13)	(16)	—	(39)

Balance at December 31, 2019	80	1,823	289	3,793	54	1,020	1,908	242	9,209

Additions	—	—	—	—	—	—	—	6,618	6,618
Transfer	—	—	14	4,240	—	792	1,452	(6,498)	—
Disposals	—	—	—	(93)	—	(80)	(113)	—	(286)

Balance at December 31, 2020	80	1,823	303	7,940	54	1,732	3,247	362	15,541

Accumulated depreciation
Balance at January 1, 2019	—	(135)	(109)	(419)	(79)	(140)	(335)	—	(1,217)

Charge for the year	—	(38)	(19)	(352)	(7)	(250)	(213)	—	(879)
Reclassification to right-of-use assets	—	—	—	—	33	—	—	—	33
Disposals	—	—	—	5	—	10	15	—	30

Balance at December 31, 2019	—	(173)	(128)	(766)	(53)	(380)	(533)	—	(2,033)

Charge for the year	—	(40)	(24)	(755)	(1)	(495)	(534)	—	(1,849)
Disposals	—	—	—	80	—	74	56	—	210

Balance at December 31, 2020	—	(213)	(152)	(1,441)	(54)	(801)	(1,011)	—	(3,672)

Carrying amounts
Balance at December 31, 2019	80	1,650	161	3,027	1	640	1,375	242	7,176

Balance at December 31, 2020	80	1,610	151	6,499	—	931	2,236	362	11,869

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

As at December 31, 2020, the Group pledged part of its property, plant and equipment with a carrying amount of 297 (December 31, 2019: 1,238) in order to fulfil the collateral requirements for certain Group’s borrowings (note 20).

15. LEASES

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Fulfillment and sorting centers	Office premises	Pick-up points	Vehicles	Total	Lease liabilities
As at January 1, 2019	1,295	3,898	256	85	5,534	5,333
Additions	3,064	495	1,016	796	5,371	5,171
Remeasurement / modification	(65)	27	10	—	(28)	(28)
Reclassification	31	—	(31)	—	—	—
Depreciation expense	(636)	(660)	(167)	(145)	(1,608)	—
Interest expense	—	—	—	—	—	833
Payments	—	—	—	—	—	(1,700)

As at December 31, 2019	3,689	3,760	1,084	736	9,269	9,609

Additions	5,931	435	1,503	574	8,443	8,275
Remeasurement / modification	145	—	(2)	—	143	143
Change in use of leased premises	518	(518)	—	—	—	—
Disposals	(25)	(6)	(232)	—	(263)	(275)
Adjustment of lease payments	—	—	—	—	—	(21)
Depreciation expense	(1,320)	(647)	(682)	(364)	(3,013)	—
Interest expense	—	—	—	—	—	1,299
Payments	—	—	—	—	—	(3,540)

As at December 31, 2020	8,938	3,024	1,671	946	14,579	15,490

The Group recognized variable lease payments of 169 for the year ended December 31, 2020 (2019: 93).

Lease commitments

The Group entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as at December 31, 2020. The lease terms are from 3 to 10 years. The future lease payments for these lease contracts are 848 during 2021, 6,175 from 2022 to 2024, 6,730 from 2025 to 2027 and 5,368 thereafter.

16. INVENTORIES

	December 31, 2020	December 31, 2019
Merchandise held for resale	15,977	11,439
Right of return assets	231	125
Other inventories	216	119
Inventory valuation allowance	(1,082)	(909)

	15,342	10,774

In 2020, inventories of 75,929 (2019: 49,524) were recognized as an expense during the year, in which the related revenue is recognized, and included in cost of sales. In addition, the Group recorded 4,871 (2019: 2,488) of rebates and subsidies from certain vendors which were recognized as a reduction of cost of sales.

In 2020, inventories were reduced by 173 (2019: 703) as a result of the write-down to net realizable value. In addition, losses of inventories amounted to 309 (2019: 514). The write-downs and losses of inventories were recognized as an expense during the period and included in cost of sales.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

17. ACCOUNTS RECEIVABLE

	December 31, 2020	December 31, 2019
Accounts receivable	3,451	2,826
Allowance for expected credit losses and impaired receivables	(46)	(83)

	3,405	2,743

Set out below is the movement in the allowance for expected credit losses of accounts receivable:

	2020	2019
Balance at the beginning of the year	(83)	(94)
Allowance for expected credit losses	(20)	(17)
Amounts written off during the year as uncollectable	57	28

Balance at the end of the year	(46)	(83)

Information about the Group’s exposure to credit and market risks is presented in note 26.

18. CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2019
Short-term deposits	59,331	1,955
Current bank accounts	43,749	701
Cash in transit	606	320
Petty cash	16	27

Cash and cash equivalents in the consolidated statements of financial position	103,702	3,003
Bank overdrafts	—	(9)

Cash and cash equivalents in the consolidated statements of cash flows	103,702	2,994

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in note 26.

19. SHARE CAPITAL, SHARE PREMIUM AND OTHER CAPITAL RESERVES

Capital reorganization

In October 2020, pursuant to a special resolution at a general meeting of shareholders, the Company

•	converted all issued redeemable preference shares into ordinary shares and eliminated redeemable preference shares as a separate class of shares; and

•

made a 25-for-1 split of its ordinary shares. All shares, per-share amounts and related information in these consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and are presented on a split-adjusted basis; and

•

increased the authorized share capital by the creation of additional 374,999,998 ordinary shares of USD 0.001 each and two class A shares of USD 0.001 each up to 559,999,998 ordinary shares and two class A shares and issued one class A share to each of its major shareholders, Sistema PJSFC and Baring Vostok. Each class A share confers the right to appoint and remove two directors so long as such class A shareholder holds at least 15% of voting power of the ordinary shares or one director so long as such class A shareholder holds less than 15% but at least 7.5% of voting power of the ordinary shares and each ordinary share has the right to one vote at a meeting of shareholders.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

	Authorised		Issued and fully paid
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Ordinary shares of USD 0.001 each	559,999,998	147,525,950	203,729,958	137,472,875
Preference shares of USD 0.001 each	—	9,974,050	—	134,575
Class A shares of USD 0.001 each	2	—	2	—

	560,000,000	157,500,000	203,729,960	137,607,450

Share capital and share premium

	Quantity
	Ordinary shares	Preference shares	Share capital	Share premium
At January 1, 2019	98,780,600	91,675	4	15,484
Issue of shares from a conversion of loans	38,692,275	—	2	16,558
Issue of shares upon exercise of share-based awards	—	42,900	—	15
Transaction costs	—	—	—	(4)
At December 31, 2019	137,472,875	134,575	6	32,053
Issue of shares in the IPO	37,950,000	—	3	85,899
Issue of shares in the private placement	4,500,000	—	—	10,186
Issue of shares from a conversion of loans	23,484,183	—	2	11,088
Issue of shares upon exercise of share-based awards	—	188,325	—	33
Conversion of preference shares	322,900	(322,900)	—	—
Issue of Class A shares	2	—	—	—
Transaction costs	—	—	—	(5,820)

At December 31, 2020	203,729,960	—	11	133,439

On November 27, 2020, the Group issued an aggregate of 37,950,000 ordinary shares, represented by the ADSs, in the IPO on Nasdaq. In addition, the Group issued 4,500,000 ordinary shares to the existing shareholders, Sistema PJSFC and Baring Vostok, in concurrent private placements.

The Group received 90,480 in net proceeds from the IPO and the concurrent private placement after deducting underwriting commissions and other transaction costs. The Group incurred 5,820 of total expenses (transaction costs) in connection with the IPO, which included 5,512 of underwriting commissions (withheld by underwriters from the proceeds) and 308 of other transaction costs directly related to the offering.

Other capital reserves

From January to April 2020, the Group received 6,196 under the convertible loan agreements with its existing shareholders. In October-November 2020, the Group converted these loans (together with 1,043 of the loans not converted as at December 31, 2019) into 15,086,709 ordinary shares of the Company.

20. BORROWINGS

	Effective interest rate			December 31, 2020	December 31, 2019
		Currency	Maturity	Amount, incl. accrued interest	Amount, incl. accrued interest
Convertible loan	n/a	RUB	n/a	—	3,594
Bank loans	15.0%	RUB	March 2021	6,639	246
Equipment financing	9.8%	RUB	2021-2030	2,809	267
Bank overdrafts	n/a	RUB	n/a	—	9

Total				9,448	4,116

Current				7,125	3,950
Non-current				2,323	166

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Convertible loan

In December 2020, the Group converted the loan of 3,594 from a third party into 8,397,474 ordinary shares of the Company.

Bank loans

In March 2020, the Group received 6,000 in cash under a one-year loan facility agreement with a third party. In order to secure financing under the loan, the Group pledged shares of its key operating subsidiary. In January 2021, this loan was repaid in full (note 28). The pledge was released after the full repayment of the loan.

Equipment financing

The Group (”the seller-lessee”) entered into a sale and leaseback of warehouse equipment and fulfillment center with third parties (“the buyers-lessors”). The Group has determined that these sale and leaseback transactions do not meet the requirements of IFRS 15 to be accounted for as a sale of the asset. The Group continued to account for the warehouse equipment and fulfillment center as part of property, plant and equipment and recognized financial liabilities equal to the transfer proceeds.

The Group pledged part of its property, plant and equipment to fulfil collateral requirements under a sale and leaseback transaction. Refer to note 14 for details.

21. TRADE AND OTHER PAYABLES

	December 31, 2020	December 31, 2019
Trade payables	32,437	18,725
Payables to third-party sellers on the marketplace platform	9,437	1,912
Payables under the reverse factoring program	223	—
Payroll payables, including related taxes	372	299
Other payables	154	306

Total	42,623	21,242

Current	42,545	21,242
Non-current	78	—

The average credit period on domestic purchases of certain goods is 1-4 months. No interest is charged on the trade payables from the invoice received. Information about the Group’s exposure to currency and liquidity risk in relation to its trade and other payables is included in note 26.

The Group participates in a reverse factoring program under which its suppliers may elect to receive early payment of their invoice from a bank by factoring their receivable from the Group. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group at a later date. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating.

The Group has not derecognized the original liabilities to which the arrangement applies because neither a legal release was obtained nor the original liability was substantially modified on entering into the arrangement. The Group includes the amounts factored by suppliers within trade payables because the nature and function of the financial liability remain the same as those of other trade payables.

The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating. The payments to a supplier by the bank are considered non-cash transactions.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

22. ACCRUED EXPENSES

	December 31, 2020	December 31, 2019
Holiday provision, including payroll related taxes	665	351
Provision for reimbursements to third-party sellers	407	256
Employee bonuses, including payroll related taxes	309	86
Refund liability	231	124
Tax provisions	65	90

Total	1,677	907

23. CUSTOMER ADVANCES AND DEFERRED INCOME

	December 31, 2020	December 31, 2019
Customer advances	3,763	972
Unredeemed gift certificates	864	374
Upfront fees under ADS program	408	—
Loyalty points program	148	15
Ozon Premium	48	41

Total	5,231	1,402

Current	4,825	1,402
Non-current	406	—

24. SHARE-BASED COMPENSATION

The Group maintains the 2020 Equity Incentive Plan (the “EIP” or “2020 Plan”) and its predecessor, the 2018 Equity Incentive Plan (the “2018 Plan”). The Group also has outstanding awards under a 2018 Equity Incentive Agreement (“2018 EIA”) and a 2009 Stock Option Agreement (“2009 SOA”).

The EIP

The 2020 Plan was approved the Company’s Board of Directors on December 21, 2020. Awards under the 2018 Plan have been amended and are now subject to the same terms as the 2020 Plan. Subsequently, on January 27, 2021, the Company registered 30,800,000 ordinary shares available for issuance under the 2020 Plan, including in respect of previously granted awards. The EIP authorizes the grant of equity awards in the form of restricted share units (“RSUs”), share appreciation rights (“SARs”) or stock options (“Options”) to employees, consultants and advisors of the Group.

Under the 2020 Plan, all awards will expire on the tenth anniversary of the date of grant or, in the case of an award that has vested but not lapsed, if earlier, 90 days after the date on which the recipient ceases to be an eligible participant. All vested awards remain exercisable until delivery of an acquisition notice by participant to the Company. Awards under the 2020 Plan generally vest over a four-year period. 1/16 of each award vests at the end of each calendar quarter following the grant of the award. Awards provide the participant with the right to receive ADSs (while ADSs remain listed) immediately upon vesting or any other date after the vesting.

2018 EIA

The 2018 EIA represents a share option agreement between the Company and Mr. Shulgin, Chief Executive Officer of the Company’s key operating subsidiary, Internet Solutions LLC, to purchase, in whole or in part, subject to vesting and other terms, at his voluntary decision or mandatory upon occurrence of some events such as control stake sale transaction as defined in the Company’s articles of association or on the tenth anniversary from the award date up to 1,058,275 ordinary shares of the Company. The exercise price per option will be determined by a certain formula based on a total exercise price of USD 4 million and 8% p.a. interest rate. The option has vested but has not been exercised as of the date of these consolidated financial statements. The shares can be acquired by the payment of the exercise price or on a net basis by forfeiting rights to a portion of shares.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

2009 SOA

The 2009 SOA is an agreement made between the Company and its former CEO, Bernard Lukey, giving Mr. Lukey the right to purchase up to 500,000 ordinary shares exercisable after a vesting period, which has now been completed, and up to June 10, 2021 at an exercise price of USD 1.95304 per share.

Awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the contractual arrangement with the recipient remains in place at the time of exercise. No amounts are paid or payable by the recipient on receipt of the award, except for purchase price of USD 1.5 million paid in 2018 by the participant under the 2018 EIA. The awards do not carry voting rights. The number of shares to which each award relates and the vesting conditions of awards granted to participants are approved by the Board of Directors.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The following table reconciles awards outstanding at the beginning and the end of the year:

		Options		SARs		RSUs
	Weighted average remaining contractual life (in years)	Quantity	Weighted average exercise price per share, RUB	Quantity	Weighted average exercise price per share, RUB	Quantity	Weighted average grant date fair value per share
As at December 31, 2018	8.6	1,558,275	240	833,650	258	4,905,000	324

Granted	—	—	—	—	—	3,207,875	428
Forfeited	—	—	—	(180,750)	260	(1,795,000)	340

As at December 31, 2019	8.2	1,558,275	240	652,900	257	6,317,875	364

Granted	—	—	—	—	—	5,288,725	1,713
Exercised	—	—	—	(8,050)	260	(187,850)	326
Forfeited	—	—	—	(121,036)	258	(1,008,163)	411

As at December 31, 2020	8.2	1,558,275	240	523,814	257	10,410,587	1,047

Exercisable as at December 31, 2020	6.8	1,558,275	240	506,494	257	3,140,056	355

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Stock-based compensation expense

Stock-based compensation expense is allocated based on the cost center to which the award holder belongs. The following table summarizes total stock-based compensation expense / (reversal) by function for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Fulfillment and delivery (note 6)	53	19	(18)
Sales and marketing (note 7)	81	14	(42)
Technology and content (note 8)	152	16	18
General and administrative (note 9)	358	141	124

	644	190	82

Measurement of fair values

The fair values of awards have been measured using the Black-Scholes model. The weighted average inputs used in the measurement of the fair values at grant date of the equity incentive plans for the years ended December 31, 2020, 2019 and 2018 are the following:

	2020	2019	2018
Expected annual volatility	48%	45%	42%
Expected term, years	4	4	4
Dividend yield	None	None	None
Risk-free interest rate	5.7%	7.3%	7.4%

Expected volatility. Because the Company’s shares are publicly traded since November 24, 2020, expected volatility has been estimated based on an analysis of the historical share price volatility of comparable public companies for a preceding period equal to 4 years.

Expected term. The expected terms of the instruments have been based on general award holder behavior. Where relevant, the expected life has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations.

Dividend yield. Expected dividend yield is nil, the Company did not declare any dividends with respect to 2018, 2019 and 2020 and does not have any plans to pay dividends in the near term.

Risk-free rates were assessed based on Russian government bonds yield for RUB-denominated awards and US Treasury bonds yield for USD-denominated awards.

Fair value of ordinary share

Subsequent to the Company’s IPO in November 2020, the fair value of ordinary share was determined on the grant date using the closing price of the Company’s ADS traded on Nasdaq.

Prior to the IPO, the absence of an active market for the Company’s ordinary shares required the Board of Directors, the members of which the Company believes have extensive business, finance and venture capital experience, to determine the fair value of its ordinary share to grant stock-based awards and to calculate stock-based compensation expense. The Company obtained contemporaneous third-party valuations to assist the Board of Directors in determining fair value.

Factors taken into consideration in assessing the fair value of the Company’s ordinary share included: the sale of the Company’s shares to investors in private offerings; the Company’s capital resources and financial condition; the likelihood and timing of achieving a qualifying event, such as an IPO or sale of the Company

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

given prevailing market conditions; the Company’s historical operating and financial performance as well as the Company’s estimates of future financial performance; valuations of comparable companies; the hiring of key personnel; the status of the Company’s development, product introduction and sales efforts; industry information such as market growth and volume and macro-economic events; and, additional objective and subjective factors relating to its business.

25. RELATED PARTIES

Notes 10 and 19 provide information about the Group’s ownership structure and investment in an associate. The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

		Sales to related parties	Purchases from related parties	Amounts owed by related parties*		Amounts owed to related parties*
Entities with significant influence over the Group:
Sistema PJSFC	2020	—	193	—		9
Sistema PJSFC	2019	—	309	—		18
Sistema PJSFC	2018	5	226	—		15
Associate:
Litres	2020	6	11	144	**	2
Litres	2019	5	6	1		3
Litres	2018	5	1	—		1

* The amounts are classified as accounts receivable and trade payables, respectively.

** Including 141 of accrued but not paid dividends for the year ended December 31, 2020.

The Group has several accounts at MTS-Bank PJSC (a subsidiary of Sistema PJSFC), related party, including short-term deposit accounts. As at December 31, 2020 total cash balance of the Group’s current and deposit accounts at MTS-Bank PJSC was 86 (December 31, 2019: 26). In 2020, the Group received interest income of 2 (2019: 37) from holding short-term deposits at MTS-Bank PJSC.

Purchases from Sistema PJSFC (as a group of companies) relate mainly to the purchases of telecommunication services (phone service, internet, etc.), payment processing services and agent services (cash collection from the Group’s customers). Purchases from Litres relate to the subscription for the library of e-books. Sales to Litres relate to the commission for the participation in the affiliates program when the Group’s customer referrals result in successful sales by Litres.

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2020, the Group recognized no provision for expected credit losses relating to amounts owed by related parties (2019 and 2018: nil).

Transactions with key management personnel

The remuneration of key management personnel for the year ended December 31, 2020, 2019 and 2018 amounted to:

	2020	2019	2018
Short-term employee benefits (i)	53	33	31
Share-based compensation expense (ii)	224	93	188

	277	126	219

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

i.	Short-term benefits include salaries, bonuses, paid annual leave and social security contributions.

ii.	Amounts related to the participation of the key management personnel in the incentive scheme posted in consolidated statements of profit or loss and other comprehensive income.

26. FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT

26.1 Financial assets and financial liabilities

The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

	December 31, 2020	December 31, 2019
Financial assets measured at amortized cost
Cash and cash equivalents (note 18)	103,702	3,003
Accounts receivable (note 17)	3,405	2,743
Security deposits	332	213
Other financial assets	111	—

Total financial assets	107,550	5,959

Financial liabilities measured at amortized cost
Trade and other payables (note 21)	42,623	21,242
Lease liabilities (note 15)	15,490	9,609
Borrowings (note 20)	9,448	4,116
Accrued expenses (note 22)	1,677	907

Total financial liabilities	69,238	35,874

26.2 Financial risk management

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. The Group has exposure to the following risks arising from financial instruments: market risk, credit risk and liquidity risk.

There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods.

26.2.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable and trade and other payables.

The Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is currently limited as the Group manages its interest risk having all its cash deposits and its borrowings at fixed rates of interest.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency).

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	USD denominated		EUR denominated
	2020	2019	2020	2019
Assets	68,224	148	58	34
Liabilities	(314)	(32)	(94)	(27)

Net position	67,910	116	(36)	7

The Group keeps part of its cash and cash equivalents in USD and EUR interest-bearing accounts to manage against the risk of RUB decline or devaluation, and also to match its foreign currency liabilities.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the USD and EUR exchange rates, with all other variables held constant. The table provides information about the impact on the Group’s profit before tax due to changes in the fair value and future cash flows of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rates	Effect on profit before tax
Year ended December 31, 2020
USD	+30%/-30%	20,373/(20,373)
EUR	+30%/-30%	(11)/11
Year ended December 31, 2019
USD	+30%/-30%	35/(35)
EUR	+30%/-30%	2/(2)

26.2.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its cash and cash equivalents held with banks.

Accounts receivable

The Group’s accounts receivable mainly consist of amounts due from vendors (advertising services, rebates and subsidies). Accounts receivable owed by vendors have low credit risk because the debtors have a strong capacity to meet their contractual cash flow obligations in the near term.

The table below reflects the allowance for expected credit losses of accounts receivable by customer types:

	December 31, 2020	December 31, 2019
Cash collectors	20	66
Others	26	17

Total allowance for expected credit losses	46	83

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Generally, accounts receivable are written-off if past due for more than three years. The maximum exposure to credit risk at the reporting date is the carrying value of accounts receivable disclosed in note 17.

Cash and cash equivalents

The Group held cash and cash equivalents of 103,702 at December 31, 2020 (2019: 3,003). The cash and cash equivalents are primarily held with banks, which are rated not less than BBB- to BBB, based on Standard & Poor’s and Fitch ratings. As at December 31, 2020, the Group held over 99% of its cash and cash equivalents with banks having external credit ratings of BBB-/BBB (2019: 97%).

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized at December 31, 2020 (2019: nil).

26.2.3 Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2020
Trade and other payables	—	42,545	78	—	—	42,623
Borrowings	—	7,582	1,121	572	1,521	10,796
Lease liabilities	—	4,763	7,637	4,845	2,865	20,110
Accrued expenses	—	1,677	—	—	—	1,677

Total financial liabilities	—	56,567	8,836	5,417	4,386	75,206

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2019
Trade and other payables	—	21,242	—	—	—	21,242
Borrowings	3,840	110	166	—	—	4,116
Lease liabilities	—	2,737	5,042	3,183	1,613	12,575
Accrued expenses	—	907	—	—	—	907

Total financial liabilities	3,840	24,996	5,208	3,183	1,613	38,840

26.3 Changes in liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	January 1, 2020	Financing cash flows	Leases (non-cash)	Conversion of the loan into equity	Other	December 31, 2020
Borrowings	4,116	8,212	—	(3,594)	714	9,448
Lease liabilities	9,609	(2,296)	8,122	—	55	15,490

	13,725	5,916	8,122	(3,594)	769	24,938

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

	January 1, 2019	Financing cash flows	Leases (non-cash)	Other	December 31, 2019
Borrowings	409	3,603	—	104	4,116
Lease liabilities	5,333	(867)	5,143	—	9,609

	5,742	2,736	5,143	104	13,725

The ‘Other’ column includes the effect of accrued but not yet paid interest on the Group’s borrowings and lease liabilities. The Group classifies interest paid as cash flows from operating activities.

26.4 Capital management

The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of net cash (cash and cash equivalents offset by borrowings as detailed in note 20) and equity (as detailed in the consolidated statements of financial position).

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call borrowings.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

27. CONTINGENCIES

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all current and potential legal matters will not have a material adverse impact on the Group’s financial position or operating results.

Russian Federation tax and regulatory environment

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.

Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. Under certain circumstances reviews may cover longer periods.

The Group estimates that possible exposure in relation to the above mentioned risks, as well as other tax risks (e.g. unjustified tax benefits), that are more than remote, but for which no liability is required to be recognized, could be up to approximately 169. This estimation is provided for possible taxes disclosure only and should not be considered as an estimate of the Group’s potential tax liability.

Operating environment

The Group’s operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

OZON HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The long-term effects of the imposed and possible additional sanctions are difficult to determine.

The consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. However, the full impact of the COVID-19 outbreak continues to evolve as at the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

28. EVENTS AFTER THE REPORTING DATE

In January 2021, the Group repaid all the bank loans outstanding at December 31, 2020 in the amount of 6,639 (note 20).

In February 2021, the Company completed an offering of USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based the conversion price set at USD 86.6480.

In March 2021, the Company granted to certain employees 314,230 RSUs with zero exercise price. Under this grant, each RSU entitles the recipient, subject to vesting and other terms, to receive on the fourth anniversary from the award date for nil consideration one ordinary share of the Company.

In March 2021, the Company issued 193,358 ordinary shares upon exercise of 200,000 options under 2009 SOA.