Form 20-F/A
period 2020-12-31
Ozon Holdings PLC
filed 2021-04-29
CIK 1822829

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 1

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

    ☐  Yes     ☒  No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Ozon Holdings PLC (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Original 20-F”), which was filed with the U.S. Securities and Exchange Commission on March 30, 2021. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F and is now filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T. Exhibit 101 contains interactive data files in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to March 30, 2021.

Part III

Item 19. Exhibits

Exhibit No.	Description

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

Ozon Holdings PLC

By:	/s/ Alexander Shulgin
Name: Alexander Shulgin
Title: Chief Executive Officer

By:	/s/ Igor Gerasimov
Name: Igor Gerasimov
Title: Chief Financial Officer

Date: April 29, 2021