Form 20-F
period 2021-12-31
Ozon Holdings PLC
filed 2022-05-02
CIK 1822829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:
001-39713

Ozon Holdings PLC
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Cyprus
(Jurisdiction of incorporation or organization)
Arch. Makariou III,
2-4
,
Capital Center, 9
th
floor, 1065, Nicosia, Cyprus
(Address of principal executive offices)
Alexey Arkhipov
+ 357 22 360 000
Arch. Makariou III,
2-4
,
Capital Center, 9
th
floor, 1065, Nicosia, Cyprus
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share with a nominal value of $0.001 per share	OZON	The Nasdaq Global Select Market
Ordinary shares, nominal value of $0.001 per share*	N/A	The Nasdaq Global Select Market*

*	Not registered for trading, but exist only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2021, 216,413,733 ordinary shares and 2 Class A shares were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes
☒
No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐     No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes   ☒     No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange

Act.

Large accelerated filer	☒	Accelerated filer ☐	Non-accelerated filer	☐

			Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17   ☐     Item 18   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange
Act).     Yes   ☐     No   ☒

Auditor name: JSC KPMG	Auditor location: Moscow, Russia	Auditor Firm ID: 3055

i

ABOUT THIS ANNUAL REPORT
Except where the context otherwise requires or where otherwise indicated, the terms “OZON,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Ozon Holdings PLC, together with its consolidated subsidiaries as a consolidated entity.
All references in this annual report (“Annual Report”) to “rubles,” “RUB” or “
~~P~~
” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
All references in this Annual Report to the “Commission” or to the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended.
All references in this Annual Report to “Russia” are to the Russian Federation and to “CBR” are to the Central Bank of Russia.
All references in this Annual Report to “Nasdaq” are to the Nasdaq Global Select Market and to “MOEX” are to Public Joint-Stock Company Moscow Exchange
MICEX-RTS,
or the Moscow Exchange, where the ADSs are listed under the symbol “OZON.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.
Use of
Non-IFRS
Financial Measures
Certain parts of this Annual Report contain
non-IFRS
financial measures, including, among others, Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. We define:

•
Contribution (Loss)/Profit
as loss for the period before income tax benefit/(expense), total non-operating
income/(expense), general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

•
Free Cash Flow
as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.
Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. See Item 5.A “
Operating and Financial Review and Prospects—Operating Results—Key Indicators of Financial and Operating Performance
” for more detail on these limitations of Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. Accordingly, prospective investors should not place undue reliance on these non-IFRS
financial measures contained in this Annual Report.
Key Operating Measures
Certain parts of this Annual Report contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders and number of active buyers. We define:

•
GMV incl. services
(gross merchandise value including revenue from services)
as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

•
Share of Marketplace GMV
as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D “
Key Information—Risk Factors,
” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	the growth of our brand awareness and overall business; and

•	our ability to improve our product offerings and technology platform and product offerings to attract and retain buyers and sellers.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3.D “
Key Information—Risk Factors
” and the following:

•
the geopolitical crisis surrounding Ukraine and related sanctions, risks and uncertainties, including the risk that we, any member of our Group, our directors or members of our senior management might be targeted by sanctions;

•	any significant fluctuations in our results of operations and growth rate;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively promote our business and attract new and retain current buyers and sellers;

•	any failure to retain our market position in a highly competitive e-commerce market;

•	any failure to obtain additional funds to finance our future capital needs;

•	our reliance on counterparties and third-party providers;

•	our reliance on the Russian internet infrastructure;

•	global political and economic stability;

•
further widespread impacts of the
COVID-19
pandemic or other health crises restricting the level of business activity, travel, transportation and otherwise affecting our buyers, sellers and third-party providers, as well as any governmental or international response measures;

•	privacy, personal data and data protection concerns;

•
our ability to successfully remediate the existing material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; and

•
as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of the ADSs.

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
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. You should carefully review the “
Cautionary Statement Regarding Forward-looking Statements
” section of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.
Summary Risk Factors
Our business is subject to numerous risks. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to, the following:

•
sanctions imposed by the United States, the European Union, the United Kingdom and other countries in relation to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs;

•
we engage in
de minimis
activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets or otherwise materially adversely affect our business and reputation;

•	we may experience significant fluctuations in our results of operations and growth rate;

•
we have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow and scale our business, and we may not achieve profitability on the timeline that we anticipate;

•	we may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business;

•
if we fail to effectively promote our business and attract new and retain current buyers and sellers, our business, prospects, financial condition and results of operations may be materially and adversely affected;

•	we operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected;

•	our expansion into new products, services, technologies and geographic regions subjects us to additional risks;

•
we may be required to obtain further permits or licenses with respect to our existing and new Fintech solutions in the future, our existing Fintech licenses may be revoked and we may be subject to the increased level of scrutiny from Russian regulatory authorities;

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

•	we may be subject to material litigation;

•	we are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations;

•	our business may be materially adversely affected by the COVID-19 pandemic;

•	if we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences;

•
the adoption, maintenance and expansion of international embargo, economic, trade or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations;

•
investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets;

•	economic instability in Russia could adversely affect our business;

•
the ongoing development of the Russian legal system and Russian legislation, including the legal framework governing Fintech and e-commerce industries, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations;

•	the rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws;

•	changes in Russian tax law could adversely affect our Russian operations;

•	trading of the ADSs on Nasdaq has been, and remains, suspended;

•
as a foreign private issuer within the meaning of the Nasdaq corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs;

•
we have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired;

•
anti-takeover provisions in our organizational documents and Cyprus law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of the ADSs and prevent attempts by our shareholders to replace or remove our current management;

•	the price of the ADSs might fluctuate significantly, and investors could lose all or part of their investment; and

•
it may be difficult to enforce a U.S. judgment against us, our directors and officers named in this Annual Report outside the United States, or to assert U.S. securities law claims outside of the United States.

Risks Relating to the Current Geopolitical Environment
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs.
Sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine and further regulatory counter-measures taken by the Russian Government have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In connection with the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, including the prohibition on transactions with the CBR, blocking of assets and cutting off certain Russian banks from SWIFT; businessmen and their assets; oil, defense and other state-owned companies, as well as broad export and import restrictions, restrictions on access to financial and investment services for Russian entities and individuals, restrictions on Russian airlines and shipping companies and a general ban on new investments in Russia (see “
—Risks Relating to Russia—The adoption,
maintenance and expansion of international embargo, economic, trade or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations
” for more details).

In response, Russia identified 48 states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability of Russia. These measures, among others, include:

•	the increase of the CBR key interest rate from 9.50% to 20.00% (subsequently reduced to 17.00% as of the date of this Annual Report and to 14.00% from May 4, 2022);

•
a mandatory sale of 80% of foreign currency proceeds by Russian currency residents participating in foreign economic activity (unless the Russian Government Commission for the Control of Foreign Investments or the CBR approves a different amount);

•	limitations of foreign currency loans to non-Russian residents and certain foreign currency transfers abroad;

•	limitations on types of accounts permitted for dividend payments to non-Russian residents from “hostile” states;

•	approval regime for certain transactions between non-Russian residents from “hostile” states and Russian currency residents with respect to shares or real estate;

•
special procedure for the servicing and repayment of external debt exceeding
~~P~~
10 million per month by foreign creditors from “hostile” states (including the use of a special ruble account or a permit from the CBR or the Russian Ministry of Finance for debt repayment);

•
limitations on the amount of prepayments and advance payments made by Russian currency residents (with some exceptions) to non-Russian residents in respect of certain types of contracts as set out by the CBR;

•
prohibitions for Russian currency residents to pay for shares, contributions and participatory units in the assets (authorized or share capital) of a non-Russian resident unless the CBR permit is provided; and

•	wide restrictions on export of certain goods and equipment from Russia until the end of 2022.
See Item 4.B “
Information on the Company
—
Business Overview
—
Regulatory Environment
—
Capital Control and
Protection Measures Related to the Geopolitical Crisis
Surrounding Ukraine
” for more details.
On February 24, 2022, Ozon Bank LLC (formerly Oney Bank LLC), our banking subsidiary (“Ozon Bank”), was included in the list of Specially Designated Nationals and Blocked Persons (“SDN List”) by the Office of Foreign Assets Control (“OFAC”) of the U.S. Treasury Department as an entity linked to Sovcombank Open Joint Stock Company (“Sovcombank”). We acquired 100% of share capital of Oney Bank LLC from Sovcombank on May 26, 2021, and Oney Bank LLC ceased to be an affiliate of Sovcombank on the same date. The rationale for the acquisition of a bank with minimum operations was to obtain the necessary banking license for the development of our Fintech services and products for the benefit of our sellers and customers. See Item 4.B “
Information on the Company—Business Overview—Our Business Operations—Financial Services Offerings.
” On February 25, 2022, we applied to OFAC for removal of Ozon Bank from the SDN List. On March 31, 2022, Ozon Bank was removed from the SDN List by OFAC.
On April 7, 8 and 13, 2022, Australia, the European Union, and the United Kingdom and Switzerland, respectively, imposed asset freeze sanctions on Mr. Alexander Shulgin, the then-CEO of our Group and an Executive Director on our board of directors. On April 11, 2022, Mr. Shulgin resigned from our board of directors and is no longer CEO of our Group. Mr. Igor Gerasimov, Chief Financial Officer of our Group, replaced Mr. Shulgin as an Executive Director on our board of directors. See Item 6.A “
Directors, Senior Management and Employees—Directors and Senior Management
” for more details. On April 28, 2022, Mr. Shulgin resigned from his positions as the General Director of our key Russian operating subsidiary and our Russian holding company.
These actions have had, and are expected to continue to have, a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs, including the following:

•
On February 28, 2022, trading of the ADSs on Nasdaq was suspended by Nasdaq. It is currently unknown when trading of the ADSs will resume. While we believe that we comply with all Nasdaq listing standards, there is no guarantee that Nasdaq would not seek the delisting of the ADSs from Nasdaq or will allow trading to resume. If trading of the ADSs is resumed, trading would likely be volatile, and the trading price of the ADSs may decline significantly. In addition, the U.S. has imposed a prohibition for U.S. persons to make any “new investments” in Russia starting from April 6, 2022. While we do not believe that the ban would prohibit trading in the ADSs that existed before April 6, 2022 by U.S. persons, there has been no guidance issued by OFAC and we cannot give any assurance that OFAC would not take a different position. The UK is reportedly planning to introduce an investment ban as well, but the scope of any such ban, and its potential applicability to the ADSs, is unclear. There can also be no assurance that brokers, dealers and other financial intermediaries from the U.S., the EU, the UK or other Western countries will be allowed to execute transactions with the ADSs due to potential legal restrictions or limitations set out in their internal policies, which will materially adversely affect the value and trading of the ADSs. Trading of securities on MOEX was generally suspended from February 28 to March 23, 2022, and trading of the ADSs on MOEX was resumed on March 29, 2022. However, sales of securities by international investors on MOEX are currently significantly limited. The trading value of the ADS on MOEX may therefore be different from the value at which they would trade if all of the ADSs were available for trading on Nasdaq and MOEX.

•
Under the terms of our $750 million 1.875% senior unsecured convertible bonds due 2026 (the “Bonds”), a “Delisting Event” occurs if, among other things, trading of the ADSs on Nasdaq is suspended for a period of seven dealing days or more. As a result of the suspension of the ADSs on Nasdaq, a Delisting Event under the Bonds occurred following the close of trading on March 8, 2022. Under the terms of the Bonds, the holders of the Bonds will be entitled to require us to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Alternatively, the holders of the Bonds will be entitled to exercise their conversion rights under the Bonds at a conversion price currently equal to $86.6480. Due to, among other things, uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds outside of Russia from our Russian subsidiaries to our holding company, which is the issuer of the Bonds, there is a risk that we will not have sufficient liquidity available at the relevant time at the level of our holding company to fund the payments required for the redemption if all or significant number of the holders of the Bonds choose to exercise their redemption right. A failure to timely pay the amounts due under the redemption would result in an “Event of Default” under the terms of the Bonds and may trigger a potential cross-default on our other liabilities. If we provided to our holding company the liquidity necessary to fund the early redemption in the absence of the new restrictions, such redemption would result in a significant reduction in the amount of liquidity available to fund our operations and would have a significant effect on our operations and growth outlook. We have entered into discussions with an ad hoc
group of holders of the Bonds and their advisers in connection with a proposed consensual restructuring of our financial indebtedness under the Bonds following the “Delisting Event” and aim to be in a position to enter into a standstill agreement with a significant number of holders of the Bonds in the near term with a view to continue such discussions and to reach an agreement on the long-term restructuring of the Bonds within the current financial year. Further, in response to the current economic challenges, our management revisited our budget and liquidity plan to refocus our operations on improvement of efficiency and reduction of needs for additional funding. See also Item 5.B “
Operating and Financial Review and Prospects—Liquidity and Capital Resources
” regarding our management’s conclusion as to our ability to continue as a going concern.

We estimate that we had approximately
~~P~~
92,500 million in cash and cash equivalents and short-term bank deposits as of March 31, 2022 available to support our liquidity needs, most of which is held in deposits in Russia. During the first quarter of 2022, we accelerated and brought forward purchases of equipment, including IT and warehouse equipment, to ensure uninterrupted supply. However, sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine and further regulatory counter-measures taken by the Russian Government may prevent us from achieving our financial, operational and strategic objectives, including those described elsewhere in this Annual Report, or otherwise materially adversely affect our business, financial condition and results of operations. Among other things:

•
our ability to raise additional capital, especially from companies and financial institutions established in Western states, is likely to be materially adversely affected or we may only be able to raise additional capital at significantly increased costs, which could potentially reduce the size of our investments into the expansion of our infrastructure and operations, and/or trading of the ADSs may be materially adversely affected;

•	export control measures could impact our operations if they limit our ability to source technology or goods from other countries;

•	we may not be able to launch our business operations in other countries or expand them to the desired scale;

•
as a result of the capital control and protection measures described above, our Russian operating subsidiaries are also temporarily unable to transfer foreign currency outside of Russia without prior approval of the Russian Government, including to our holding company and to counterparties of our Russian businesses located outside of Russia;

•
if additional or all Russian banks are disconnected from SWIFT or become subject to blocking sanctions or asset freezes, we may experience difficulties in making payments to our shareholders and holders of the Bonds outside of Russia;

•
the negative impact on the Russian economy is likely to increase the credit risk for many of our customers, which will result in additional amounts of expected credit losses to be recognized in future. In addition, in March 2022, international rating agencies, including Fitch and Moody’s, withdrew Russian sovereign ratings and stopped covering ratings of entities based in Russia. The withdrawal of ratings increases an uncertainty with respect to the credit risk of our counterparties;

•	our existing or prospective counterparties, advisors and consultants may refuse to transact with us as a Russia-related business; and

•
additional regulatory restrictions and measures that may be introduced from time to time may limit our ability to conduct our day-to-day
operations or otherwise have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs. In particular;

•
on April 7, 2022, amendments to the Russian Criminal Code that would establish criminal liability for complying with foreign sanctions on the territory of Russia were introduced in the State Duma, the lower house of the Russian Parliament. If such amendments are adopted, they could limit our ability to transact with foreign counterparties as they may be unable to work with us;

•
on April 27, 2022, amendments to Russian law requiring Russian companies to terminate depositary programs, under which the depositary receipts of such companies are listed on foreign stock exchanges, entered into force. While this law does not apply to us, it cannot be ruled out that this legislation would not be further extended to Russian businesses with foreign holding companies, or that such foreign holding companies would not be required to redomicile in Russia and terminate their depositary programs. The adoption of such legislation could result in the delisting of the ADSs from Nasdaq and materially adversely affect the value and trading of the ADSs and the structure of our share capital more generally; and

•
on April 8, 2022, a draft law that would allow authorities of Russian constituent entities to order “hostile” foreign states and individuals and companies from such foreign states to dispose of their property for the benefit of such constituent entities was introduced in the State Duma. The draft law is broadly formulated, and it is not clear whether this right of Russian constituent entities would be triggered by the imposition of similar measures by “hostile” foreign states in respect of property of Russian persons. It is also not clear whether this draft law would allow, if adopted as currently drafted, the selective or discretionary forceful disposal of property held by foreign holding companies established in “hostile” foreign states.

Press statements by Russian government officials have indicated that it is possible that sanctions imposed on Russia by other countries could be mirrored by counter-measures imposed by Russia; for instance, any freeze of assets of Russian entities could trigger a corresponding freeze of assets owned or controlled by residents of the country which imposed sanctions. Our assets in Russia are held by Russian entities, but the language of any such counter-measures would need to be assessed to determine whether they extend to shares or interests in our Russian subsidiaries held by our holding company or whether there would be any other impact on us. No such counter-measures are currently in place.

There are currently no regulatory restrictions on the ability of U.S. persons to acquire and trade in the ADSs or our other securities on Nasdaq if the trading suspension is lifted, and
non-U.S.
persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions. However, as the geopolitical crisis surrounding Ukraine is ongoing, we cannot assure you that further, more severe sanctions will not be imposed on various sectors of the Russian economy or that other Russian businesses, including ourselves, and individuals, including our directors and members of our senior management, will not be targeted by new sanctions. The existing or further sanctions imposed on Russia in response to the ongoing geopolitical crisis surrounding Ukraine or any future crises there or elsewhere, or measures taken by Russia in response, may limit our growth, materially adversely affect our business, financial condition and results of operations, and result in a significant decline or fluctuations in the trading price of the ADSs. If we, any other member of our Group or any of our directors, executive officers or other members of senior management were to become a target of sanctions, it may have a material adverse effect on our business, prospects, financial condition and results of operations and on the value and trading of the ADSs.
We engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets or otherwise materially adversely affect our business and reputation.
In response to certain geopolitical tensions, a number of countries, including the United States, EU countries and Canada, imposed a variety of trade and economic sanctions aimed at Russia, as well as certain individuals and entities within Russia and Ukraine. In December 2014, the U.S. President issued Executive Order No. 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the Crimea region and most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order No. 13685, OFAC designates parties operating in the Crimea region on the SDN List. U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Non-U.S. persons and companies may be designated on the SDN List if they engage in significant transactions with persons designated on the SDN List under U.S. sanctions programs with respect to Russia. Although we do not operate on the ground in the Crimea region and have no facilities, assets or employees located in the region subject to the embargo, third-party services deliver products ordered on our site to buyers located in the region and third-party independent agents operate a limited number of pick-up points in the region, which distribute packages ordered through our websites and mobile apps along with packages ordered though other providers. In the event sanctions are imposed on the third-party independent agents operating our pick-up points in Crimea or the logistics operators involved in delivering shipments to Crimea, we may be unable to satisfy all or a substantial part of the orders placed by buyers in the embargoed region. Since the imposition of embargo, less than one percent of our revenue has been generated from orders delivered to the Crimea region. However, new sanctions imposed by the United States and certain EU member states or changes in the interpretation of the existing sanctions, including the scope of embargo in place with respect to the Crimea region and the application of secondary sanctions on persons operating in the embargoed region, may adversely affect certain of our operations in the future.
We conduct the customary “know-your-customer” (“KYC”) and onboarding procedures for our sellers and suppliers in accordance with our internal policies. See also “
—Risks Relating to Our Business and Industry—We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.
” However, we face the risks of receiving incorrect, inaccurate or misleading information in the course of these procedures. If, as a result, we transact with a person or entity in violation of our internal policies or applicable laws and regulations, our business, prospects, financial condition and results of operations may be materially and adversely affected.
To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations both in and outside of Russia or raise funding from international financial institutions or the international capital markets. Our failure to comply with applicable laws and regulations may expose us to negative legal and business consequences, including penalties, government investigations and reputational harm.
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
Our revenue growth may slow down or decline for any number of reasons, including our inability to attract and retain sellers and buyers, decreased buyer spending, increased competition, slowing overall growth of the
e-commerce
market, the emergence of alternative business models, changes in government policies and general economic and geopolitical conditions. We may also lose buyers and sellers for other reasons, such as a failure to deliver satisfactory buyer or transaction experience or high-quality services. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.
In addition, a disproportionate amount of sales on our platform has historically taken place during our fourth quarter, and we expect this seasonal trend to continue. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31. Our accounts payable balance generally declines during first months of each year, resulting in a corresponding decline in our cash and cash equivalents balances.
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
We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow and scale our business, and we may not achieve profitability on the timeline that we anticipate.
We incurred total losses of
~~P~~
56,779 million,
~~P~~
22,264 million and
~~P~~
19,363 million in the years ended December 31, 2021, 2020 and 2019, respectively, and our path to profitability may be materially affected by various factors, some of which are beyond our control. We believe that we will need to generate and sustain increased revenue levels and decrease the proportionate amount of expenses in future periods to achieve profitability in our markets and, even if we do, we may not be able to achieve or increase profitability in the near term. We anticipate that we will continue to incur losses in the near term as a result of expected increases in our operating expenses as we continue to invest in our business in order to grow and retain our buyer base, expand our logistics and fulfillment capabilities, as well as continue developing and improving our platform and offering new products and services. These efforts may prove costlier than we anticipate, and many of our initiatives are innovative and unproven (for example, our recent financial technology (“Fintech”) initiatives, see Item 4.B “
Information on the Company—Business Overview—Our Business Operations—Financial Services Offerings
”). As a result, any failure to adequately increase our revenue or contain the costs related to our expansion could prevent us from attaining or increasing profitability. In addition, we regularly introduce new services, including financial services, that we started to actively develop in recent years, such as our OZON. Card and OZON. Installment for buyers and lending facilities for sellers, and which we expect to add value to our overall business and network but could result in an unexpected increase in costs and negatively impact our prospects of achieving profitability. Further, as we expand our services to sellers and buyers in various regions, add new categories of products and expand into new verticals, our offerings in these markets may be less profitable than in the markets in which we currently operate, which may not offset the costs required to expand into these markets or verticals and could impact our ability to achieve or sustain profitability. We may also fail to improve the purchase terms with our suppliers or improve our marketing efficiency or utilization of infrastructure, which could increase our costs and limit our ability to reinvest into other areas of our business. As a result of these factors, in addition to various other factors that may arise, we may not be able to achieve, maintain or increase profitability in the near term, or it may take longer than expected for us to achieve profitability. The ongoing geopolitical crisis surrounding Ukraine may also have a significant impact on our ability to achieve profitability on our other financial objections in the timeline we anticipate. See “
—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.”
We may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business.
We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the ADSs held by our current shareholders. We may also decide to issue securities that have rights, preferences and privileges senior to the ADSs or ordinary shares or convertible into the ADSs or ordinary shares. For example, in February 2021, we completed the issuance of our $750 million Bonds convertible into the ADSs (see Item 5.B “
Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings
”). The holders of the Bonds have the right to convert the Bonds into the ADSs during the relevant conversion period, which, if they exercise such right, may significantly dilute the outstanding ADSs. As a result of the suspension of trading of the ADSs on Nasdaq, a “Delisting Event” under the Bonds has occurred, giving the holders of the Bonds the right to require us, as issuer, to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Alternatively, the holders of the Bonds will be entitled to exercise their conversion rights under the Bonds at a conversion price currently equal to $86.6480. Due to, among other things, uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds from our Russian subsidiaries to our holding company, there is a risk that we will not have sufficient liquidity available at the relevant time at the level of our holding company to fund the payments required for the redemption if most of the holders of the Bonds choose to exercise their redemption right. A failure to timely pay the amounts due under the redemption would result in an “Event of Default” under the terms of the Bonds and may trigger a potential cross-default on our other liabilities, which could have a material adverse effect on our ability to raise capital, our business, financial condition and results of operations and on the value and trading of the ADSs generally. See “
—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” and Item 5.B “
Operating and Financial Review and Prospects
—Liquidity and Capital Resources
” for more details.
As of December 31, 2021, our short-term and long-term borrowings amounted to
~~P~~
11,539 million and
~~P~~
50,577 million, respectively, an increase from
~~P~~
7,125 million and
~~P~~
2,323 million, respectively, as of December 31, 2020. Any further debt financing would increase our level of indebtedness. Any such indebtedness could negatively affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have a lower level of indebtedness.

Any breach of our financing arrangements, including the covenants, undertakings and other continuing obligations set out in the terms and conditions of the Bonds and our facility agreement (see Item 5.B “
Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Borrowings
”), or the inability to service our debt through internally generated cash flow or other sources of liquidity, would lead to default, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
We may be unable to raise additional funds on terms favorable to us or at all, and if financing is not available or is not available on terms acceptable to us, we may be unable to finance our future capital needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, any of which would have a material adverse effect on our business, prospects, financial condition and results of operations.
If we fail to effectively promote our business and attract new and retain current buyers and sellers, our business, prospects, financial condition and results of operations may be materially and adversely affected.
We believe that the effective promotion of our business is of paramount importance to our success. Enhancing our brand recognition in the
e-commerce
market is critical to increasing the quantity and depth of engagement of sellers and buyers with our platform, which, in turn, enhances the appeal and assortment of products and services to buyers. We have conducted and will continue to conduct various marketing and promotional activities, including through both digital channels and offline media, aimed at increasing the visibility of our business, the attractiveness of our platform for our sellers and buyers and the growth of buyer traffic on our websites and mobile apps. We cannot assure you, however, that these activities will be effective in achieving the intended promotional impact on our business. In addition, our buyers and sellers may have conflicting views regarding some of the new initiatives we introduce to improve our platform, which can diminish our attempts to maintain a positive network effect and negatively affect our buyer and seller base. Further, any negative publicity relating to our products or services, regardless of its veracity, could harm our reputation and cause buyers and sellers to leave our platform. If our marketing efforts are not successful in attracting new and retaining current buyers, our business, prospects, financial condition and results of operations could be materially and adversely affected.
If we fail to maintain and enhance our brand, our business, prospects, financial condition and results of operations may be materially and adversely affected.
We believe that brand recognition is one of the key differentiating factors of
e-commerce
platforms and maintaining and enhancing our OZON brand is significantly important to the success of our business. A well-recognized brand is critical to increasing the number of buyers and sellers and the level of their engagement and, in turn, enhancing the attractiveness of our products and services to them. Brand promotion and maintenance requires significant expenditure in online and offline advertising, marketing and related efforts. Despite conducting a number of brand promotion and recognition activities from time to time, we cannot assure you that these activities will be successful in the future or that we will be able to achieve the brand promotion effects that we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may require us to increase our advertising spend to maintain our brand awareness. If our brand is harmed or we are required to significantly increase our marketing expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.
We operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected.
The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to continuously attract and retain sellers and buyers, expand the market for our products and services, continue technological innovation and offer new capabilities to sellers and buyers. We have many competitors, not only among other
e-commerce
companies but also
brick-and-mortar
stores and a large and fragmented group of other offline retailers. We compete with these current and potential competitors for both sellers and buyers. From time to time, our buyers may decide not to continue purchasing products on our platform for various reasons, including a preference to shop in
brick-and-mortar
retail stores. Our sellers may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser known businesses, including businesses from outside Russia, to compete against us. As a result of these various types of current and potential competitors, we may fail to retain or may lose our current market position, fail to continue to attract new and maintain our existing buyers and sellers, and be required to increase our spending or maintain lower prices for our Direct Sales offerings, which could materially and adversely affect our business, prospects, financial condition and results of operations.
If we fail to improve our customer experience, product offerings and IT platform, we may not be able to attract and retain sellers and buyers, which may have a material adverse effect on our business, prospects, financial condition and results of operations.
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
To build and maintain our brand reputation and buyer loyalty, we need to continue to improve our products and services, as well as innovate and introduce new products and services to enhance the customer experience of our sellers and buyers. This includes improving our platform to optimize product search results, introducing new ways to pay for products bought on our platform including through OZON.Card, OZON.Account and OZON.Installment for buyers and lending facilities for sellers, improving data analytics for sellers and continuing to assess and enhance the buyer experience on our websites and our Shopping App generally. In addition, we need to adapt and improve buyer-facing user interfaces on our platform to keep up with the evolving needs and preferences of our buyers. For example, in light of the growing propensity of buyers to use smartphones to conduct transactions, we will continue to optimize our Shopping App to improve the experience of accessing our platform on mobile devices. It is also difficult to predict the problems that we may encounter in innovating and introducing new products and services and we may need to devote significant resources to the development, support and maintenance of our platform. We cannot provide any assurances that our technological initiatives aimed at improving the experience of our buyers and sellers will be successful, including whether our new products or service offerings and delivery services will be well received by sellers and buyers or improve our operational cost efficiencies. If we are unable to increase and retain the number of sellers and buyers on our platform, or increase the quantity and quality of products and services offered, our business, prospects, financial condition and results of operations could be materially and adversely affected.
If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business, prospects, financial condition and results of operations may be materially and adversely affected.
The
e-commerce
market is characterized by rapid technological developments, frequent launches of new products and services, changes in buyer needs and behavior and evolving industry standards. As a result, participants in the
e-commerce
industry constantly change their product offerings and business models and adopt new technologies to, among other things, increase cost efficiency and adapt to buyer preferences. There can be no assurances that we will be able to keep up with technological improvements or that the technology developed by our competitors will not render our product offerings less competitive or attractive. If we fail to successfully and timely respond to technological or industry developments, it could result in a loss of sellers and buyers, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our expansion into new products, services, technologies and geographic regions subjects us to additional risks.
Our growth strategy depends, in part, on our expansion into new product or service offerings, such as the new financial technology services we offer. Our new initiatives may not be as profitable as expected, and we may be unable to recover our investments in them. In addition, we may be subject to claims if these product or service offerings suffer from service disruptions or failures, other quality issues or otherwise fail to meet the expectations of our buyers or sellers. For instance, in respect of Ozon fresh, our expedited order delivery offering launched in 2020, we offer our buyers delivery of a selection of goods in under one hour. Any failure to deliver the relevant goods purchased with Ozon fresh in under one hour as promoted to our buyers, especially where such failures occur frequently, may have an adverse impact on our brand reputation and erode our buyer base. This, in turn, may adversely affect our financial condition or results of operations. Failure to realize the expected returns of any of our investments in new technologies, products or services could also result in our inability to cover the costs we incurred to develop these technologies, which may adversely affect our financial condition or results of operations.
Expansion of the categories of products we are offering, such as pharmaceuticals or alcoholic beverages, may result in increased regulatory scrutiny and compliance requirements as a result of the uncertain application of laws, regulations and changing enforcement practices. In addition, some of the new verticals we may expand to may require us to comply with foreign ownership limitations or obtain additional permits or licenses (see “
—We may be required to obtain further permits or licenses with respect to our existing and new Fintech solutions in the future, our existing Fintech licenses may be revoked and we may be subject to the increased level of scrutiny from Russian regulatory authorities
” and “
—Risks Relating to Russia—If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our business and prospects
” for more details). If we or our sellers fail to comply with laws and regulations applicable to regulated products, our Buyer Website and Shopping App may be blocked or restricted, which may adversely affect our business, financial condition and results of operations.
We may be required to obtain further permits or licenses with respect to our existing and new Fintech solutions in the future, our existing Fintech licenses may be revoked and we may be subject to the increased level of scrutiny from Russian regulatory authorities.
We are actively developing a number of Fintech initiatives, which we believe should be complementary to our primary
e-commerce
business and are aimed at increasing our average order value, the retention of our buyers and the loyalty of our sellers, as well as at lowering acquisition costs while processing payments. In the recent years, we have already introduced a number of Fintech solutions, such as OZON.Card, OZON.Account and OZON.Installment. See Item 4.B “
Information on the Company—Business Overview—Our Business Operations—Financial Services Offerings.
”
The regulation of Fintech solutions in Russia is currently being developed, and we are currently expanding, and may continue to expand, into new Fintech and Fintech-related solutions. For example, in February 2021, we established a microfinancing company, which was included in the register of microfinancing companies maintained by the CBR in May 2021. In May 2021, we acquired Oney Bank LLC (now Ozon Bank), through which we obtained a basic banking license, and in March 2022, we obtained a general banking license for our newly created Ecom Bank from the CBR. The banking license gives us the capability to structure and launch a variety of financial service products, tailored towards the needs of our buyers and sellers, to facilitate and provide greater support for transactions made by them on our platform. Although we do not believe we are required to hold or obtain any other permits or licenses in order to offer our Fintech solutions, since legislation around these offerings is continuing to evolve and we may continue to expand into Fintech and may be subject to different interpretation by the Russian regulatory authorities in the future, there can be no assurance that we will not be required to obtain any such permits or licenses in the future with respect to any of our current or future Fintech solutions. If we fail to obtain such permits or licenses, currently or in the future, or fail to comply with any such permits or licenses we obtain, our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, banking and microfinance activities are heavily regulated in Russia by governmental organizations, particularly the CBR. The requirements imposed by relevant laws and regulations from the CBR may limit our Fintech activities and increase our costs of doing business. A breach of the applicable regulations could expose us to potential liability and other sanctions, including the loss of our banking license. If the CBR suspends or to revokes our banking license or excludes our microfinance organization from the register of microfinancing companies, it will substantially limit our ability to offer Fintech products and services, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
Increasing scrutiny and evolving expectations from investors, customers, regulators and others regarding environmental, social or governance (“ESG”) matters may adversely affect our reputation or otherwise adversely affect our business, financial condition or results of operations.
The business environment in which we operate is continually evolving, and
ESG-related
risks may directly or indirectly impact our business, shareholders and the achievement of our strategy. Regulators have imposed, and we expect regulators to continue to impose,
ESG-related
rules and guidance, which may burden us with compliance costs or expose us to new or additional risks. Moreover, certain organizations that provide information to investors have developed ratings, which may be based on different metrics from organization to organization, for evaluating companies on their approach to ESG matters. Unfavorable ratings, regardless of their veracity, may lead to negative investor sentiment. If we, our suppliers and other participants in our supply chain are unable to meet the standards imposed by, or expectations of, the regulators or
ESG-rating
organizations, or our investors, buyers and business partners, or effectively implement our core ESG initiatives (see Item 4.B “
Information on the Company—Business Overview—Sustainability at Ozon
”), we may be exposed to adverse publicity, reputational harm or loss of customer or investor confidence. In addition, the ongoing geopolitical crisis surrounding Ukraine may make it difficult for the companies primarily operating in Russia, including ourselves, to comply with the existing and prospective ESG-related regulations, further introduce ESG initiatives and allocate funds to ESG-related spending, which could adversely affect our business, financial condition or results of operations. See
“—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” for more details.
We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.
We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers, various logistics providers and hardware and software suppliers. If we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations. If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms and, therefore, face the need of switching to new third-party providers, who may provide services on less favorable terms, and any of the following of which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, sanctions imposed on Russia in response to the geopolitical crisis surrounding Ukraine and cautious approach of many international businesses, including hardware and software suppliers, to such sanctions may affect the ability or willingness of such businesses to transact with us as a Russia-based business. See “
Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs.
”
Our business may be adversely affected if counterparties that we contract with who are registered as individual entrepreneurs or self-employed persons, which includes couriers, are classified as our employees.
A number of counterparties that we contract with are independent individuals registered either as individual entrepreneurs or self-employed persons. We are not obliged to withhold personal income tax and pay social contributions when paying these counterparties for the services that they provide to us. Persons registered as individual entrepreneurs pay personal income tax and social insurance contributions themselves.
Recently, a special tax regime for taxation of professional income was established, which allows individuals to register under a simplified “self-employed” tax regime. This special tax regime, which was developed and promoted by the Russian tax authorities to formalize relationships between legal entities and freelance individuals, provides for taxation of individuals who sell goods, perform work or provide services without having an established labor relationship and who are working as freelancers; for example, couriers, taxi drivers, IT specialists, translators and tutors. A self-employed person’s annual income cannot exceed
~~P~~
2.4 million in order for this special tax regime to apply. Individuals who obtain self-employed status are exempt from paying personal income tax and obligatory social insurance contributions and instead pay 4% or 6% tax through a mobile application on the receipt of their income. Provisions regulating this new “self-employed” special tax regime, however, remain largely untested by the Russian tax authorities and there is limited court practice due to insufficient period of implementation.
One of our Russian operating subsidiaries engages such independent individuals who are registered as self-employed and individual entrepreneurs (for example, couriers that deliver customer orders). As such, based on current legislation, we do not consider these individuals to be members of our staff, and we are not obliged to pay or withhold any taxes or contributions when making payments to them. As a result, there is a risk that the courts may, upon the demand of the Russian authorities or the relevant individual entrepreneurs or self-employed individuals, reclassify our relationships with such individuals as labor relationships if such individuals are regularly and predominantly deemed working for the benefit of our Russian subsidiaries in the capacity of employees, which could result in the assessment of additional taxes, penalties and other liabilities on our Russian subsidiaries and could adversely affect our business, prospects, financial condition and results of operations.
Our business may be affected by the developments in the sphere of international taxation.
In January 2019, the Organization for Economic
Co-operation
and Development (the “OECD”) announced its further work in respect of the Base Erosion and Profit Shifting project and is focusing on two “pillars” to address the tax challenges arising from the digitalization of the economy. On October 8, 2021, more than 130 countries, including Russia, signed the Statement on a
Two-Pillar
Solution.
Pillar I sets out a framework for the reallocation of a portion of residual profits of large multinational enterprises (“MNEs”) to market jurisdictions where goods or services are used or consumed: MNEs with an annual global turnover above €20 billion and meeting certain profitability conditions will be subject to rules allocating 25% of profits in excess of a 10% profit margin to certain market jurisdictions. We do not expect to fall within the scope of Pillar I.
Pillar II includes two interlocking rules: (i) the Income Inclusion Rule and (ii) the Undertaxed Payment Rule (“UTPR”). Both rules are focused at developing a global minimum tax rate of at least 15% for MNEs (with revenue over €750 million), and together, they form the Global anti-Base Erosion (“GloBE”) rules. Additionally, a treaty-based rule will permit source jurisdictions to impose limited withholding taxes on low-taxed
related party payments, which will be creditable against the GloBE rules tax liability. Pillar II is expected to be brought into law in 2022, to be effective in 2023, with the UTPR coming into effect in 2024. Presently, it is difficult to assess if and to what extent such changes, if implemented, will impact our tax burden. Although we do not expect these changes to have a significant effect on our business, further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.
We may have difficulties with sourcing the products we sell through our Direct Sales business.
Besides connecting, and facilitating transactions between, buyers and sellers on our Marketplace, we sell products directly to our buyers through our Direct Sales business. In our Direct Sales business, we purchase and hold inventory of a selection of products in our fulfillment centers to be sold directly to buyers, and therefore are dependent on our suppliers we source the products from. There can be no assurance that we will be able to timely replace any of our suppliers in case their products are no longer available to us or otherwise procure the supply of products to our facilities to be sold through the Direct Sales business, which may adversely affect our business, prospects, financial condition and results of operations. Our Direct Sales business may also be materially and adversely affected by the ongoing geopolitical crisis surrounding Ukraine as some of our suppliers may cease or have already ceased to transact with Russia-based businesses or discontinued their operations in Russia, which is likely to reduce our inventory available for the sale through the Direct Sales business and cause delays in delivery if we experience the respective delays from our suppliers. See “
—Risks
Relating to the Current Geopolitical Environment
—Sanctions imposed by the United States, the European
Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” for more details.
Failed deliveries, excessive returns and other logistics issues may adversely affect our business and prospects.
We offer our buyers a variety of delivery options, including delivery by courier, collection from our offline network of pick-up
points and parcel lockers, as well as Russian Post and other third-party delivery service providers. If a delivery fails to reach the buyer, we may continue bearing the inventory costs or be required to engage with the seller for the return of the undelivered product. Even if the product is successfully delivered to the buyer and delivery is verified, we and our sellers are required, in most cases, to allow buyers to return products within a certain period of time after delivery. We also face the risk that third-party logistics providers and couriers might misappropriate inventory or mishandle packages, and we may struggle to verify delivery if the packages are delivered without obtaining buyer signatures or otherwise duly identifying the buyer. When products are delivered without verification, we may be required to deliver a duplicate product or return the money paid for the product. A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition and results of operations.
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
In addition, computer viruses and cybersecurity compromises have in the past, which to date have not been material, and may in the future cause delays or other service interruptions on our systems. However, we may be subject to hacking attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our buyers’ and sellers’ personal data. While we employ various antivirus and computer protection software in our operations, we cannot provide any assurance that such protections will successfully prevent all hacking attempts (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our
e-mail
and other communications systems), result in security breaches and the inadvertent disclosure of confidential and/or sensitive information and hinder access to our platform.

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
We collect, process, store and transmit large amounts of data, including confidential, sensitive, proprietary, business and personal information. The effectiveness of our technology, including our artificial intelligence (“AI”) systems, and our ability to offer our products and services to sellers and buyers depends on the collection, storage and use of data concerning customer activity, including personally identifying or other sensitive data. Our collection and use of this data for targeted advertisements, product recommendations, data analytics and outreach communications might raise privacy and data protection concerns that could negatively impact the demand for our products and services. We use third-party technology and systems for encryption, employee email, content delivery to buyers and other functions. Although we have developed systems and processes designed to protect seller and buyer information and prevent and mitigate the impact of data breaches and other fraudulent activities (whether directly through us or indirectly through our sellers or buyers), such measures cannot guarantee the security of such data and may be circumvented or fail to operate as intended. See Item 4.B “
Information on the Company—Business Overview—Sustainability at Ozon
” for more information.
We may also be subject to claims or regulatory sanctions for actions of third parties that are beyond our control, such as the misrepresentation of information or other inappropriate or unlawful actions with respect to use and processing of data, including buyer and seller data. In our seller agreements and buyer contracts, we have specific clauses where we explicitly exclude any responsibility for actions by third parties or for the accuracy of information they provide to us, and such actions are violations of our terms and conditions to misuse our services. Nevertheless, there can be no assurance that these preventative measures will fully protect us from such actions, which, regardless of merit, may force us to participate in time-consuming and costly litigation or investigations, divert significant management and staff attention, and damage our reputation.
The Russian Parliament and Government enacted consumer data privacy and data protection laws and regulations on, among other things, the solicitation, collection, transfer, processing and use of personal data. Regulation of this nature could reduce demand for our products and services if we fail to design or develop our operations in a way to be compliant with the applicable regulations. The failure to prevent or mitigate data loss, theft, misuse or other security breaches or vulnerabilities affecting our or our sellers’ and buyers’ systems, could expose us or our customers and other counterparties to the risk of loss, disclosure or misuse of such information, could result in liability and expose us to litigation and regulatory action (including under privacy or data protection laws), deter buyers or sellers from using our platform and services, and otherwise harm our business and reputation.
In Russia, as a general rule, in order to process an individual’s personal data, we must obtain the individual’s consent. This consent may be revoked at any time and, if revoked, the relevant personal data must be deleted. We do not collect or perform any operations on our customers’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data, including ourselves, must register as personal data operators with Roskomnadzor, the Russian regulatory authority for data protection. Roskomnadzor, among its other functions, ensures compliance with the data protection legislation and conducts scheduled and unscheduled audits to ensure such compliance, maintains the registers of personal data operators, infringers of personal data processing requirements and blocked websites, and initiates legal proceedings in case of violations and if required, the imposition of fines or other penalties. The transborder transfer of personal data is allowed, subject to consent of the individual.

Under Russian law, processors of personal data are obliged to record, systematize, accumulate, store, clarify (update, modify) and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide, upon request, Roskomnadzor with information regarding the location of databases containing the personal data of Russian citizens. A failure to comply with these legal requirements may result in restrictions on our operations, including restricting access to our Buyer Website and including OZON in the special register for infringers of personal data processing requirements, as well as significant fines (up to
~~P~~
6 million or
~~P~~
18 million for repeat violations). Roskomnadzor also conducts scheduled and unscheduled audits to ensure compliance with the personal data legislation and may initiate legal proceedings in case of violations.
Some of the legal restrictions may be subject to broad interpretation. For example, no standard definition of a “database” exists within the law and, under definitions contained in the Russian Civil Code (the “Civil Code”), a variety of documents and virtual objects (for example, Microsoft Office files) may be referred to as a database. Our information resources, including personal data, may be stored in a virtual environment (as part of our own cloud computing), which, in the absence of clear regulations on cloud computing, may significantly hinder the determination of the exact location of each virtual object and make it more difficult for us to provide the required information on the location within the required period.
Although we believe we comply with these regulations, any change in the regulations or in their interpretation could make it costly, difficult or impossible for us to comply with them and may require us to incur significant efforts and resources. In particular, in March 2021, the Russian Law “On Personal Data,” dated July 27, 2006 (as amended, the “Personal Data Law”), was amended to restrict the usage of publicly available personal data, and all data operators processing publicly available personal data are required to comply with certain terms and restrictions, including obtaining a consent in a specific form. We cannot assure you that our current practices on the processing of data will continue to be unaffected by the new restrictions. In addition, Russia continues to develop its legal framework, including with respect to data privacy and data protection. See “
—Risks Relating to Russia—The ongoing development of the Russian legal system and Russian legislation, including the legal framework governing Fintech and
e-commerce
industries, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations.
” Any uncertainties in the current Russian legislation on data privacy and data protection may be interpreted adversely to us by the Russian regulatory authorities and courts, and we may face liability for collection, processing, storage and transmission of personal data as a result, which could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, as our business continues to grow and expand, we may become subject to personal data protection laws of other jurisdictions and will therefore need to comply with the respective legislation, which may require additional expenses.
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
We rely on newsletters in the form of emails and other messaging services in order to promote our platform and inform our buyers of our product offerings or the status of their orders, or inform our sellers of any updates on the terms and conditions of the sale of their products on our Marketplace. Changes in how webmail services organize and prioritize emails could reduce the number of buyers and sellers opening our emails. For example, some webmail services offer tools and features that could result in our emails and other messages being shown as “spam” or as lower priority to our consumers, which could reduce the likelihood of consumers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages or imposing additional requirements on our ability to conduct email marketing or send other messages, could impair our ability to communicate with our buyers and sellers. If we are unable to send emails or other messages to our buyers and sellers, if such messages are delayed or if buyers and sellers do not receive or decline to open them, we would no longer be able to use this free marketing channel. This could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels to compensate and as a result, our business could be adversely affected.

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
Most of our operating metrics included in this Annual Report, and which we regularly communicate to the market, are calculated by us internally. We also provide industry, market and competitive information in this Annual Report based on studies and reports of third parties.
There may be inherent challenges in calculating some of these measures, for example, GMV incl. services, the number of active buyers, and the number of orders. In addition, our measures of calculating operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. For instance, we calculate GMV incl. services in Annual Report as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. Other companies may calculate GMV differently, and we have historically calculated and presented to market participants GMV incl. services both inclusive and net of value added tax. We believe our calculation of GMV incl. services in this Annual Report provides investors with a useful tool to understand the value of orders processed through our platform and services rendered to our buyers and sellers. However, if buyers, sellers or investors do not perceive our operating metrics or information on our competitive position in the market to be accurate, or if we discover material inaccuracies in our operating metrics, our reputation could be materially and adversely affected.
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
We have been involved in litigation relating principally to contract disputes, third-party intellectual property infringement claims, employment and tax-related
cases and other matters in the ordinary course of our business. For instance, on September 4, 2020, we terminated a term sheet that was entered into in June 2020 between ourselves, our principal shareholders and Sberbank. The term sheet provided for, among other things, the payment of a break-up
fee equal to
~~P~~
1 billion from us to Sberbank in the event that we breached an exclusivity undertaking contained in the term sheet. On November 12, 2020, we and Sberbank of Russia agreed to resolve all of our disagreements related to this term sheet by entering into a settlement agreement in which we and Sberbank agreed to: (i) release and waive, to the fullest extent permitted by law, any and all claims against each other relating to the term sheet, and (ii) confirm the absence of any known non-contractual
claims that could arise in relation to any other relationship between us and Sberbank of Russia. While we and Sberbank did not admit any breach nor concede any liability under the term sheet in the settlement agreement, we agreed under the settlement agreement to pay Sberbank
~~P~~
1 billion. As our business expands, we may face an increasing number of such claims, including those involving high amounts of damages. As a public company, we may face additional exposure to claims and lawsuits inside and outside Russia.
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
We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), installment payments under OZON.Installment, gift cards, direct debit from a buyer’s bank account, consumer invoicing and card and cash payment upon delivery (which has temporarily been suspended in light of the
COVID-19
pandemic). We are currently subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products). For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. In addition, as we make payments to a number of third parties, including our sellers, any disruptions with such outbound payments (including, without limitation, as a result of the geopolitical crisis surrounding Ukraine) can adversely affect our business and reputation and subject us to payment default risks.
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
We are also subject to payment card association operating rules, such as the Payment Card Industry Data Security Standard (“PCI DSS”), including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it costly, difficult or impossible for us to comply. Failure to comply with these rules or requirements, as well as any breach, compromise or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in our being liable for card issuing banks’ costs, subject to fines and higher transaction fees and the loss of the ability to accept credit and debit card payments from our buyers, process electronic funds transfers or facilitate other types of online payments, and our business and results of operations could be adversely affected.
We may be impacted by fraudulent or unlawful activities of sellers, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.
The law relating to the liability of online service providers is currently unsettled in Russia, and governmental agencies have in the past and could in the future require changes in the way online businesses are conducted. Our standard agreement with the sellers on our Marketplace provides for bi-monthly
or daily payments to sellers for the products sold rather than immediate payment after the sale of a product. Our standard form agreement with our sellers provides that we will deduct the return charges from our regular payments to sellers if a buyer makes a return. These provisions are designed to prevent sellers from collecting payments, fraudulently or otherwise, in the event that a buyer does not receive the products they ordered or when the products received are materially different from the seller’s descriptions, and to prevent sellers on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating the proprietary rights of others or otherwise violating our product requirements. If our sellers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation, and we could face civil or criminal liability for unlawful activities by our sellers.
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
We rely, to some extent, on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Due to the nature of our business operations, we may from time to time be subject to material intellectual property claims connected with violations of the exclusive rights of third parties. We also expect to be exposed to a greater risk of being subject to such claims in light of growing competition in the market and an increasingly litigious business environment in Russia. A number of internet, technology, media and patent-holding companies own or are actively developing patents covering
e-commerce
and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with
e-commerce
and other online activities are likely to arise in the future. In addition, we use certain open source code, and the use of open source code is often subject to compliance with certain license terms, which we may inadvertently breach. See “
—We may use open source code in a manner that could be harmful to our business.
”
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
We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be strictly followed at all times and that they will effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering laws, including the FCPA, will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, bribery and corruption. See Item 4.B “
Information on the Company
—Business Overview—Sustainability at Ozon
.
” However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws, including those related to fraud, money laundering, bribery and corruption. We are thus exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

We depend on talented employees, including our senior management and IT specialists, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.
Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including personal career development plans, alternative compensation packages, geopolitical situation or other reasons. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations. The current geopolitical circumstances have created additional challenges for our team, both in Russia and internationally. We have taken steps to retain and motivate our team, but there is a risk of increased personnel turnover which could have an adverse effect on our operations.

Training new employees with no prior relevant experience could be time consuming and requires a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue growth, and our business, prospects, financial condition and results of operations could be materially and adversely affected (see Item 4.B “
Information on the Company—Business Overview—Sustainability at Ozon
” for more information about our learning and development programs).
In addition, equity awards have historically formed a significant portion of the regular compensation of our management team. The decrease in the value of the ADSs and current suspension of trading on Nasdaq has largely eliminated our ability to rely on equity awards for retention and motivation purposes. As a result, the cash component of our employee compensation may increase in the medium term, which may lead to an increase in our operating expenses.
Employee misconduct is difficult to determine and detect and could harm our reputation and business.
We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, prospects, financial condition and results of operations could be materially and adversely affected (see Item 4.B “
Information on the Company—Business Overview—Sustainability at Ozon
” for more information on how we monitor compliance with our risk management and information policies).
We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.
The insurance industry in Russia relative to that in other jurisdictions is not as mature, and accessibility to many forms of insurance coverage common in other jurisdictions is limited. We currently maintain insurance coverage for most of our fulfillment centers, service centers and Ozon fresh’s equipment and assets, and third-party liability in respect of damage caused by our property, but do not fully maintain insurance coverage for our servers, pick-up
points, business interruption risks, product liability or third-party liability in respect of environmental damage arising from accidents on our property or relating to our operations. Until we obtain adequate insurance coverage, there is a risk of irrecoverable loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.
Our business may be materially adversely affected by the
COVID-19
pandemic.
In December 2019, a novel strain of coronavirus was reported in Wuhan, China, which spread throughout the world and was classified as a global pandemic. The
COVID-19
pandemic has had a significant impact on the economies of most countries, including Russia, and has led to the closure of borders, restrictions on movement, the suspension of manufacturing and production and the cancellation of mass events. During the spring of 2020, the Russian Government introduced a number of recommendations and restrictions, including declaring a “period of non-working
days,” which limited business activity, as well as other restrictions on the movement of citizens and a limitation on most commercial activities. These restrictions differed in scope across the Russian regions and were subject to change. Some of these restrictions were re-introduced,
or other similar restrictions were introduced, during subsequent surges in
COVID-19
infections in the fall of 2020 and the summer of 2021.
We believe that the
COVID-19
pandemic and the various measures implemented by the Russian Government and regional authorities, which included social distancing, stay-at-home
orders and limited quarantine measures, had a catalyzing effect on the
e-commerce
industry in Russia and contributed to the increased demand for our products and services.

However, it is uncertain what effect the pandemic will have on our business in future periods if there are further COVID-19 surges.
The extent to which
COVID-19
and the actions taken by governments to limit the spread of
COVID-19
may impact our business and the businesses of our sellers and suppliers depends on future developments, which are highly uncertain and cannot be predicted. Due to uncertainties that will be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, there can be no assurances that our business will not be adversely impacted going forward. For example, these events could cause a temporary closure of the facilities we use for our operations, interrupt our fulfillment, delivery or logistics systems, or impact consumer behaviors and the operations of our sellers, buyers, suppliers and other users of our products and services. It is not possible to determine the ultimate impact that the
COVID-19
pandemic may have on our business operations and financial results, which is dependent upon numerous factors, including the duration and spread of the pandemic and any resurgence of
COVID-19
in Russia or elsewhere, actions taken by governments, domestically and internationally, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in Russia and globally, consumer demand, our ability and the ability of sellers, logistics service providers and other users of our products and services to continue operations in areas affected by the pandemic and our efforts and expenditures to support our buyers, sellers and partners and ensure the safety of our employees. Further, to the extent the
COVID-19
pandemic adversely affects our business, prospects, financial condition and results of operations, it may also have the effect of exacerbating many of the other risks described in this section. See Item 5.A “
Operating and Financial Review and Prospects—Operating Results—Factors Affecting Our Financial Condition and Results of
Operations—COVID-19
” for more detail of the effects of the
COVID-19
pandemic on our financial and operating performance in 2020 and 2021 and Item 4.B “
Information on the Company—Business Overview—Sustainability at Ozon
” for more information on staff support during the pandemic.
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
In addition, in recent years, Russia has imposed a number of measures aimed at supporting the development of domestic
e-commerce
businesses. For example, in 2019 and 2020, the cost of products being sent to Russia from abroad that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. In March 2022, the threshold price was temporarily increased to €1,000 until October 1, 2022. See Item 4.B “
Information on the Company—Business Overview—Regulatory Environment—Customs Regulation.
” This and any other changes aimed at incentivizing buyers to shop on Russian
e-commerce
platforms appear beneficial for our growing business. However, if such regulations are abolished or the threshold for the cost of goods that may be imported free of customs duty is changed to earlier or higher levels, we may face an increased level of competition from a large number of foreign competitors. We may, in response to any increased competition from foreign competitors, be compelled to increase our expenditure on implementing strategies to make ourselves more competitive and boost our brand recognition so as to remain an attractive platform to our buyers and sellers. If we are unsuccessful in implementing our strategies in response to increased competition from foreign competitors, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences.
Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E “
Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders
”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by us. While we believe that we were not a PFIC for U.S. federal income tax purposes in 2021, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control and may be impacted by external events, including the geopolitical crisis surrounding Ukraine (see “
—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
”) or the halting of trading of the ADSs on Nasdaq (see “
—Risks Relating to the Ownership of the ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended
”), we are unable to make a determination as to whether we will be a PFIC in 2022 or any other taxable year. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see Item 10.E “
Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.
”

Risks Relating to Russia
The adoption, maintenance and expansion of international embargo, economic, trade or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations
.
The United States, the European Union, the United Kingdom and other countries have imposed economic sanctions on Russian individuals and entities, including “blocking” sanctions and asset freezes that block the property of certain Russian Government officials and entities, private individuals and Russian companies; sanctions limiting access to capital markets, for example, limitations on provision of debt or equity financing for named participants operating in the Russian energy, financial, defense, communication and transportation sectors, including named Russian financial state-owned institutions, or all Russian persons in general in case of the UK; sanctions prohibiting use of foreign correspondent accounts and the use of SWIFT services for certain financial institutions; comprehensive territorial sanctions that prohibit a number of commercial activities of U.S., EU and UK persons, including virtually all dealings within the jurisdiction of the U.S. with, in or involving sanctioned countries or territories, including Crimea, Sevastopol and the self-proclaimed People’s Republics of Donetsk and Luhansk; and broad export and import restrictions on Russia. See also “
—Risks Relating to the Current Geopolitical Environment—We engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.
”
These sanctions have been prolonged, extended and expanded in recent years. In addition, the United States also maintains so-called
“secondary” sanctions threatening the imposition of a range of sanctions against
non-U.S.
parties engaging in, among other things, targeted activities involving Russia, certain sectors of the Russian economy or sanctioned persons outside of the U.S. jurisdiction. While the actual imposition of U.S. secondary sanctions requires affirmative action by the U.S. administration and is thus in practice discretionary, the impact of potential sanctions can be as severe as designations for blocking sanctions.
In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities (the “Section 241 Report”). The list included 96 of the wealthiest Russian businessmen, including Mr. Vladimir Evtushenkov, who beneficially owned 49.2% in Sistema PJSFC (“Sistema”), one of our principal shareholders, as of the date of this Annual Report. On April 13, 2022, Mr. Vladimir Evtushenkov was included in the UK asset freeze sanctions list prohibiting dealings with funds or economic resources belonging to, owned, held or controlled by him and making funds or economic resources available to him. As set forth in Schedule 13D/A filed by Sistema with the SEC on April 28, 2022, Mr. Vladimir Evtushenkov ceased to be a controlling shareholder and member of the board of directors and any other management body of Sistema.
See “—
Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” for more details related to the sanctions arising out of the geopolitical crisis surrounding Ukraine. Given the ongoing geopolitical crisis surrounding Ukraine, it is possible that the U.S., the EU, the UK and other countries could expand or tighten the current sanctions on Russia further. However, it is difficult to predict with any level of certainty the extent to which any such expansion or tightening of the current sanctions would occur. Any change in U.S., EU, UK and other countries’ sanctions policies toward Russia, including if we, or any subsidiary, director or member of our senior management, become targeted by sanctions, may have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs.
In response to Russia’s recognition of the self-proclaimed People’s Republics of Donetsk and Luhansk and the geopolitical crisis surrounding Ukraine, the U.S., the EU, the UK and other countries imposed sanctions against Russia and Russian entities and individuals.

In particular, since February 21, 2022, the U.S. imposed multiple sanctions on Russia, including:

•	additional prohibitions on Russian sovereign debt and transactions involving the CBR, the Russian National Wealth Fund and the Russian Ministry of Finance;

•
blocking sanctions on leading Russian financial institutions, including Sberbank, VTB Bank, Alfa-Bank, VEB.RF (Vnesheconombank) and Promsvyazbank, Russian Direct Investment Fund and its management company, numerous defense-related entities, as well as blocking sanctions on Russian Government officials, entities, businessmen and managers with close ties to the Russian Government;

•	additional prohibitions related to new debt and equity of major Russian state-owned enterprises and large privately-owned financial institutions;

•
restrictions on Russia’s access to controlled U.S. goods, software and technologies, particularly items that Russia relies on for its defense, aerospace and maritime industries, including semiconductors, computers, telecommunications, information security equipment, lasers and sensors, as well as restrictions on the export, re-export and transfer (in-country) to and within Russia of a variety of items necessary for refining oil;

•
prohibitions on the export, re-export, sale or supply from the U.S. or by a U.S. person to any person in Russia of luxury goods, dollar denominated banknotes and other items or any category of services as may be determined;

•
prohibitions on the import to the U.S. of Russian crude oil, petroleum, liquefied natural gas, coal and other energy products, seafood and preparation thereof, alcoholic beverages and non-industrial diamonds, as well as any other products of Russian origin as may be determined; and

•	prohibitions on new investments in the Russian energy sector and any other sector of the Russian economy as may be determined and a general prohibition on new investments in Russia by U.S. persons.
On March 11, 2022, OFAC also issued new guidance affirming that Russia-related sanctions apply to all prohibited transactions, regardless of whether a transaction is denominated in traditional fiat currency or virtual currency.
Since February 23, 2022, the EU has introduced multiple tranches of sanctions on Russia, including:

•
expanded capital market restrictions, restrictions preventing Russian persons from accessing certain financial services within the EU such as deposit restrictions (including crypto-asset wallets) exceeding a certain threshold, the exclusion of certain banks from SWIFT, and a prohibition on physically bringing euros and other EU member state currencies into Russia;

•	asset freezes and travel bans targeting prominent Russian businessmen, Russian politicians, Russian banks, including VTB Bank and VEB.RF (Vnesheconombank), Russian state-owned institutions and others;

•
trade restrictions prohibiting export to Russia or for use in Russia of: aircraft, oil refinery, gas liquefaction-and energy sector-related products; advanced technology products; luxury goods; goods that contribute to enhancement of Russian industrial capacities; and comprehensive restrictions on dual-use goods;

•
further trade restrictions, prohibiting the import into the EU of iron and steel products, coal and certain other fossil fuels as well as goods that “generate significant revenues for Russia” (for instance, wood, cement, fertilizers and aluminum) that originate in Russia or have been exported from Russia;

•
prohibitions of all transactions with certain state-owned entities unless they are strictly necessary for the purchase, import or transportation of natural gas and oil, including refined petroleum products;

•
investment restrictions, including restrictions on public financing for trade or investment in Russia; a restriction on investing in, participating or contributing to projects that are co-financed
by the Russian Direct Investment Fund; a restriction on investing in entities operating in the energy sector in Russia; a prohibition on awarding or continuing the execution of public procurement contracts to or with a Russian person or entity owned by it or acting at the direction of such Russian person or its subsidiary; and a prohibition on providing any state support to Russian entities that are over 50% publicly owned or controlled;

•	prohibitions on the provision of credit ratings and access to any subscription services related to credit rating activities to Russian nationals, residents and entities;

•	media restrictions prohibiting the broadcast or contribution to the broadcast of a number of key Russian stations;

•
transport restrictions resulting in Russian air carriers being banned from operating within the EU, a prohibition to enter EU ports of the EU for any vessel registered under the Russian flag and a prohibition on road transport undertakings established in Russia to transport goods by road within the EU with certain exceptions;

•
general trust services restrictions that prohibit providing particular services to trusts or similar arrangements with settlors or beneficiaries being a Russian person, an entity owned by a Russian person or controlled by a Russian person or its subsidiary or acting at their direction.

The UK has also introduced a number of Russian sanctions that are to some extent similar to the EU restrictions but so far are narrower in terms of trade and financial services restrictions. These sanctions include:

•
capital market restrictions in relation to shares and transferable securities issued by, and the provision of new loans to, Russian companies or companies owned by individuals resident or located in Russia on or after March 1, 2022, correspondent banking restrictions and restrictions on dealing with Russian sovereign debt and the CBR;

•
expansion of the existing asset freeze list to include a number of Russian businessmen, including Mr. Vladimir Evtushenkov, Russian politicians and Russian banks, including Sberbank, VTB Bank, Alfa Bank, Gazprombank and Rosselkhozbank;

•	trade restrictions for aircrafts, technology products, dual-use and military goods and technology, oil refining, quantum computing and advanced materials goods and technology and luxury goods; and

•	aviation restrictions and restrictions on Russian vessels entering UK ports;

•	prohibition on the import and acquisition of iron and steel products which are consigned from Russia or originate from Russia.
A further expansion of sanctions on Russia and Russian entities and individuals may have an adverse effect on our ability to expand and grow our business and raise financing to fund the development of our business.
We have entered into financing and other transactions with Russian state-owned financial institutions and their affiliates that have subsequently been designated under U.S., EU and UK sanctions, including Sberbank and VTB Bank that have recently been subject to blocking sanctions. Blocking sanctions on Sberbank and VTB may hinder our ability to raise financing and transact with them. While such transactions with financial institution under non-blocking sanctions are not currently prohibited, if the scope of sanctions is further expanded and all Russian banks become subject to blocking sanctions, our ability to raise financing and transact with such parties may be hindered. Such sanctions may materially adversely affect our ability to raise financing and our business.
In addition, since March 2019, several Russian book publishers, including Litres Holding Limited (“Litres”), in which we hold a 42.27% interest, and our former controlling shareholder, have been subject to sanctions imposed by Ukraine, which have blocked Ukrainian users from accessing our services and websites and those of Litres.

Investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.
Emerging markets, such as Russia, are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors into businesses operating in the emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies, such as the economy of Russia, are subject to potential instability and any information set out in this Annual Report may become outdated relatively quickly.
Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in the capital markets of most or all emerging market countries, as investors move their money to more stable, developed markets. Over the past few years, the Russian capital markets have been highly volatile, including due to the impact of global economic slowdowns, sharp declines in oil prices, deteriorating conditions in the Russian economy itself, the COVID-19 pandemic, geopolitical disputes or international sanctions. As has happened in the past, various adverse factors, such as significant ruble depreciation; capital outflows; worsening of various economic indicators; geopolitical disputes, such as the geopolitical crisis surrounding Ukraine and imposition of additional trade and economic sanctions against Russia in connection therewith; or an increase in overall perceived risks associated with investing in emerging economies, could hinder foreign investment in Russia and adversely affect the Russian economy. In addition, during times of economic crises and market volatility, businesses that operate in emerging markets can face severe liquidity constraints, as available funding may often be reduced or withdrawn. Generally, investments in emerging markets are only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisers before making an investment in the ADSs. See also “
—Risks Relating to the Current Geopolitical Environment—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.”
Economic instability in Russia could adversely affect our business.
Our primary operation market is Russia. As a result, our business and results of operations are dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times:

•	significant volatility in its GDP;

•	the impact of international sanctions and the increased geopolitical tensions between Russia and the Western countries over the geopolitical crisis surrounding Ukraine;

•	increased tensions with other regions and countries;

•	high levels of inflation;

•	increases in, or high, interest rates;

•	sudden price declines in oil and other natural resources;

•	instability in the local currency market;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	budget deficits;

•	the continued operation of loss-making enterprises due to the lack of effective bankruptcy proceedings;

•	capital flight; and

•	significant increases in poverty rates, unemployment and underemployment.

The Russian economy has been subject to abrupt downturns in the past. Furthermore, following the imposition of economic sanctions by the United States and the EU and the decline of oil prices, in 2015, Russia’s GDP declined by 2.0% in real terms. In 2019, Russia’s GDP grew by 2.0% in real terms, according to the Russian Federal Statistics Service (“Rosstat”). In 2020, Russia’s GDP declined by 3.0% in real terms, according to Rosstat, followed by a GDP increase by 4.7% in real terms in 2021. However, any expected growth of Russia’s GDP in the future may not be achieved due to generally unfavorable economic conditions or geopolitical factors, in particular, the ongoing geopolitical crisis surrounding Ukraine, which is likely to have a significant adverse impact on the Russian economy (see “
—Risks Relating to the Current Geopolitical Environment—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
”), and this consequently may materially adversely affect our business, prospects, financial condition and results of operations.
The Russian economy has often been impacted by actions taken by governments outside of Russia and by political risk within Russia, including the economic sanctions imposed by the United States, European Union, United Kingdom and other countries, as well as by tensions between Russia and other countries and regions. Ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, acts of terrorism and military conflicts, both within Russia or with neighboring countries. If existing conflicts, tensions or terrorist activities, or threats thereof, remain unresolved, or new disturbances or hostilities arise, this could have significant political and economic consequences, and we may be unable to access capital, or access capital on terms reasonably acceptable to us, and the use of and access to our products and services in particular areas may be impacted, which may have a material adverse effect on our business, prospects, financial condition and results of operations.
In 2015, the CBR initiated a period of dovish monetary policy with gradual reductions in the key interest rate. However, in March 2021, the CBR began to reverse its monetary policy, and the key interest rate in Russia increased from 4.25% to 8.50% over 2021. As of the date of this Annual Report, the key interest rate was at 17.00% (14.00% from May 4, 2022) due to the ongoing geopolitical crisis surrounding Ukraine (see “
—Risks Relating to the Current Geopolitical Environment—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
”). Fluctuations in the key interest rate may affect our ability and the ability of our sellers and other counterparties to enter into loan arrangements on favorable terms and adversely affect the general spending power of our buyers.
Further, the recent outbreak of COVID-19 across the world has and could continue to adversely affect business activity and trade, resulting in an overall deterioration of spending power and general willingness to spend in the Russian economy and thus, a decreased demand for our products and services. See “
—Risks Relating to Our Business and Industry—Our business may be materially adversely affected by the COVID-19 pandemic.
” There can be no guarantee that, despite any national or international responses to COVID-19 or any other diseases, such outbreaks would not cause material and sustained disruptions to global and domestic economic activity and our business. Any deterioration in the general economic conditions in Russia (whether or not as a result of the events mentioned above) could have a material adverse effect on the Russian economy and our business, prospects, financial condition and results of operations.

The ongoing development of the Russian legal system and Russian legislation, including the legal framework governing Fintech and
e-commerce
industries, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations.
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
The current regulatory environment of Russia may result in inconsistent interpretations, applications and enforcement of the law. Among the possible risks of the current Russian legal system are:

•	inconsistencies among federal laws, decrees, orders and regulations and regional and local laws, rules and regulations;

•	limited judicial and administrative guidance on interpreting Russian legislation;

•	the absence of established court practice, including in interpreting new principles of Russian legislation, particularly business and corporate law;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation; and

•	a high degree of unchecked discretion on the part of governmental and regulatory authorities.
There are also legal uncertainties relating to property rights in Russia. During Russia’s transformation to a market economy, the Russian State Duma has enacted legislation to protect property against expropriation and nationalization, and, if property is expropriated or nationalized, the legislation provides for fair compensation. There is, however, no assurance that such protections would be enforced.
Notwithstanding recent reforms of the Russian court system, the continued evolution of the Russian legal system could affect our ability to enforce our contractual rights or to defend ourselves against legal action, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
In addition, as
e-commerce
and the internet continue to develop on a global scale and, in particular, in Russia, new laws and regulations relating to the use of the internet in general and the
e-commerce
sector in particular may be adopted. These laws and regulations may further govern the collection, use and protection of data, buyer protection, online payments, pricing, anti-bribery, tax, website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance
and administrative burdens. We must comply with applicable regulations in Russia, and any non-compliance
could lead to fines and other sanctions imposed by the Russian Government authorities.
Over the recent years, a number of legislative initiatives related to the internet were submitted to the Russian State Duma, the lower house of the Russian Parliament, and a few of them were further signed into laws. For example, in December 2018, a draft law aimed at ensuring the safe and sustainable functioning of the internet in Russia was submitted for consideration to the Russian State Duma and, in April 2019, the draft law was adopted. The law requires Russian telecommunications operators to install new equipment to ensure that the Russian internet functions autonomously in case the global internet is not operating in Russia, and introduces the notion of the Russian national domain zone. In addition, in July 2021, the Russian authorities adopted several laws introducing new requirements and regulations for the companies operating in the technology and internet sectors. In particular, new laws establish a general legal framework for the calculation of the internet audience of various websites and services and provide for the creation of a unified system for accounting of online advertising in 2022. It is currently unclear how these laws might affect our operations, and there can be no assurances that these initiatives may not negatively affect our business or operations. Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our websites are accessible within an acceptable load time, which may adversely affect our business.
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
The Russian economy has experienced high levels of inflation since the early 1990s. The consumer price index, which is a key measure representing inflation in Russia, grew year-on-year
by 4.9% in 2020 and 3.0% in 2019, according to Rosstat. In 2021, the level of inflation significantly increased and amounted to 8.4%, according to Rosstat, mainly as a result of the
COVID-19
pandemic, and there can be no assurance that it will not further increase in the future, including as a result of sanctions and restrictions imposed by foreign countries on Russia in response to the ongoing geopolitical crisis surrounding Ukraine. See “
—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.” We tend to

experience inflation-driven increases in some of the costs of our operations, such as salaries that are linked to, or impacted by, the general price level in Russia. In the event that we experience cost increases resulting from inflation, our operating margins may decrease if we are unable to pass these increases on to our buyers. In such circumstances, our business, prospects, financial condition and results of operations could be materially adversely affected.
Crime and corruption could disrupt our ability to conduct our business and, thus, materially adversely affect our operations.
The stability, effectiveness, fairness, transparency and strength of government institutions, rule of law and business practices in Russia have been varied and have changed along with political and economic changes over the years. The local and international press has from time to time reported on cases of corruption in Russia, including the bribery of officials for initiating investigations by state agencies, obtaining licenses or other permissions or obtaining the right to supply products or services to state agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecution to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that various Russian media published slanted articles in return for payment. The proliferation of organized or other crime, corruption and other illegal activities that disrupt our ability to effectively conduct our business or any claims that we have been involved in corruption, or illegal activities, even if false, that generate negative publicity could have a material adverse effect on our business, prospects, financial condition and results of operations.
Findings of failure to comply with existing laws or regulations, unlawful, arbitrary or selective government action or increased governmental regulation could have a material adverse effect on our business, prospects, financial condition and results of operations.
Our operations are subject to regulation by various government entities and agencies at both the federal and regional levels. Our subsidiaries also maintain a number of licenses, including a basic banking license maintained by our Ozon Bank and a general banking license maintained by our Ecom Bank. Russian regulatory authorities often exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees’ compliance with license terms, which may lead to inconsistencies in enforcement.
Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that we have violated applicable laws, decrees or regulations. In addition, we are subject to the Russian consumer protection legislation (see Item 4.B “
Information on the Company—Business Overview—Regulatory Environment—Consumer Protection and Commerce Regulation
”) and may face potential claims of our buyers under these rules. Findings that we failed to comply with existing laws, regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of our licenses or permits or in requirements that we suspend or cease certain business activities, or in criminal and administrative penalties being imposed on our officers, any of which would have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

In addition, the Russian tax authorities have been reported to have aggressively brought tax evasion claims relating to Russian companies’ use of tax optimization schemes, and press reports have speculated that these enforcement actions have been selective. Also, in the past, Russian authorities have prosecuted some Russian companies, their executive officers and their shareholders on tax evasion, fraud and related charges. In some cases, the result of these prosecutions has been the prolonged prison detention or imposition of prison sentences for individuals and significant fines or claims for unpaid taxes. If selective or arbitrary government action is directed at us, any of our executive officers, directors or shareholders, our business, prospects, financial condition and results of operations could be materially and adversely affected. Any such actions, even if addressed to others, may materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in Russia .
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
A draft law which was proposed in
mid-2019,
for example, was aimed at restricting foreign ownership of “significant” internet companies. A number of parties, including representatives of the Russian Government, identified concerns with the draft law, and the proposal was withdrawn in November 2019. Another draft law, which was proposed in December 2020, is aimed at restricting foreign ownership of audio and video services, including online cinemas.
In addition, under a recently adopted regulation of the Russian Government, mobile apps owned by companies with 50% or more foreign ownership cannot be pre-installed
on Russian devices. As of the date of this Annual Report, mobile marketplace apps similar to our Shopping App are not subject to pre-installation. If the pre-installation requirement were to be extended to such apps, there is no assurance that we would meet the criterion described above to have our Shopping App pre-installed on Russian devices, and our competitive position compared to other e-commerce companies operating in Russia may be adversely affected.
If any similar legislation imposing limitations on
e-commerce
businesses were to be adopted and were applicable to us, it could have a material adverse effect on our business and prospects.
Participant liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.
Our principal operating subsidiary, Internet Solutions LLC, is a limited liability company organized in Russia. Russian law generally provides that participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This rule does not apply, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (
osnovnoye obshchestvo
), and the legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (
docherneye obshchestvo
). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

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
Instability in the Russian banking sector may adversely affect the Russian economy, which may in turn negatively impact our business. Increases in the level of underperforming loans in recent years have generally weakened the level of capital for banks, which, in turn, may lead them to shrink their loan portfolios, and as a result, debt funding may become less available for individuals and businesses. Recessionary trends in the Russian economy and stricter enforcement by the CBR affected a number of notable Russian banks, which were acquired, liquidated or taken over for financial rehabilitation by other Russian banks, the Deposit Insurance Agency or the CBR in recent years.
Serious deficiencies, instability or crises in the Russian banking sector, or other problems experienced by Russian banks, including deterioration in their credit portfolios, difficulties in accessing liquidity, meaningful financial losses or reduction of profitability, falling capital ratios, suspension or revocation of their licenses or takeovers for subsequent liquidation or rehabilitation, resulted in the past, and may result in the future, in significant adverse consequences for our business. For example, if we were to seek debt financing from Russian banks in the future and a banking crisis were to re-occur
in Russia, our ability to access such financing may be limited in such circumstances. In addition, the instability of the Russian banking sector may also impede the development of our product offerings and Fintech initiatives. Any such factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
Our listing on MOEX imposes additional administrative burdens on us and may decrease the liquidity of trading in the ADSs on Nasdaq once it resumes.
On November 19, 2020, we obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “OZON,” but no assurance can be given that we will be able to continue to maintain such listing, which imposes additional administrative burdens on us and may result in a reduction of the liquidity of trading in the ADSs on Nasdaq once it resumes. Trading of securities on MOEX was generally suspended from February 28 to March 23, 2022, and trading of the ADSs on MOEX was resumed on March 29, 2022. However, sales of securities by international investors on MOEX are currently significantly limited. The trading value of the ADS on MOEX may therefore be different from the value at which they would trade if all of the ADSs were available for trading on Nasdaq and MOEX.
Regulatory authorities in Russia could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.
The Russian Law on Protection of Competition, dated July 26, 2006 (as amended, the “Competition Law”), generally prohibits any concerted action or agreement between competitors or coordination of business activities of competitors that results or may result in the fixing or maintenance of prices and various other types of anticompetitive behaviors. There is no uniform court practice on what concerted actions or coordination of business activity are, and the regulator and courts have interpreted these concepts inconsistently. As a result, there is significant uncertainty as to what actions would be viewed as a violation of the Competition Law. In a number of court cases, Russian courts have found concerted actions where competitors acted in a similar way within the same period of time, although, arguably, there have been legitimate economic reasons for such behavior and the behavior was not aimed at restriction of competition. Therefore, there is a risk that we may be found in violation of the Competition Law if our market behavior vis-à-vis
our sellers or buyers is viewed as being similar to behavior of our competitors and perceived by the Federal Antimonopoly Service (the “FAS”) as a purported restriction of competition. See Item 4.B “
Information on the Company—Business Overview—Regulatory Environment—Antimonopoly Regulation.
”
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

Although to date we have only received what we consider to be routine inquiries from the FAS, we have not engaged with the FAS to define our market position. At some point in the future, the FAS may conclude that we hold a dominant position in one or more of our markets in Russia. If the FAS were to do so, this could result in heightened scrutiny for review and possible limitations on our future acquisitions and the FAS may demand that we obtain clearance from them prior to contractually agreeing to make any substantial changes to our standard agreements with sellers and agents. Further, under certain circumstances, we may be deemed to be abusing a dominant market position simply by refusing to conclude a contract with certain third parties. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines calculated by reference to our revenue. In addition, some legislative initiatives under discussion may be applicable to us as an
e-commerce
business. See Item 4.B “
Information on the Company—Business Overview—Regulatory Environment—Antimonopoly Regulation.
”
We believe that our operations comply with Russian antimonopoly regulations. However, investigations that may be conducted by the FAS in the future, into our operations or transactions, and the imposition of related penalties, sanctions or conditions on us, could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
In 2021, amendments that require major internet and e-commerce companies, including ourselves, to allocate 5% of website advertising capacities to social advertisements were adopted. If this threshold was to increase in the future or if we had to place social advertisements at uncompetitive prices, this could adversely affect advertising services that we offer and could lead to a decrease in advertising revenue.
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

Internet Solutions LLC, our key operating subsidiary, has had negative net assets in the past, but as of December 31, 2021 and 2020, its net assets were positive. Ozon Technologies LLC, our subsidiary, had negative net assets as of December 31, 2021. Under the relevant legislative requirement, a company may be forced into liquidation only after having negative net assets for two consecutive years, and we therefore believe that we and our subsidiaries are currently fully compliant with these corporate legal requirements and neither we nor Internet Solutions LLC, Ozon Technologies LLC or any of our other subsidiaries should be subject to liquidation on such grounds. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of Russian courts or governmental authorities difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition and results of operations.
Risks Relating to Our Organizational Structure
The rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws.
Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, existing holders of shares in Cypriot public companies are entitled as a matter of law to pre-emptive
rights on the issue of new shares in that company (if shares are issued for cash consideration). The pre-emptive
rights, however, may be disapplied by our shareholders at a general meeting for a specified period, and our shareholders have disapplied the pre-emptive
rights with respect to certain issuances of shares from the date of completion of our initial public offering, which was completed in November 2020, for a period of five years.
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
Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (an action in respect of and on behalf of the company) against the wrongdoers, which may include a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders (including the complainant), the ultra vires and illegal use of control in decision-making by the board of directors or a shareholder majority, violation of the voting procedures of the company that require a special majority, violation of personal rights of a shareholder under the company’s constitution or the applicable law, and fraud on the minority by the controlling majority. Remedies commonly sought by a derivative action include, among other things, the cancellation of the illegal or ultra vires
acts or decisions taken by the company, damages for breach of duties by the directors owed to the company or negligence by the company’s officers or breaches of the company’s constitutional documents or applicable law, and tracing and recovery of property misappropriated by the persons in control of the company’s management or third parties. In certain circumstances, such as when fraud on the minority is alleged, the derivative action will be based on the principles of equity; therefore, the court will need to be satisfied that the claimant has come to court with “clean hands” (without fault), and that the action has been bona fide filed and serves the company’s interests, that there is no alternative means to remedy the wrongdoing. As such, the above would need to be met in order for the court to allow the action to proceed and determine which remedy, if any, is more appropriate to be granted, depending on the individual circumstances of each case.

In addition to a derivative action, where there is a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders, a complainant may file a petition to the Cypriot court pursuant to section 202 of the Cyprus Companies Law, Cap. 113. Commonly sought orders in such a case include an order to regulate how the company’s affairs are run in the future, an order for the purchase of the shares of any members by other members or by the company (and in the latter case, out of a reduction of the company’s capital), and an order for the winding-up
of the company on the ground that it is just and equitable.
Holders of the ADSs may not be able to exercise
pre-emptive
rights in relation to future issuances of ordinary shares.
To raise funding in the future, we may issue additional ordinary shares, including ordinary shares represented by ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive
rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption
rights have not been disapplied by our shareholders at a general meeting for a specific period). Holders may not be able to exercise pre-emptive
rights for ordinary shares where there is an issue of shares for non-cash
consideration or where
pre-emptive
rights are disapplied. Holders may also not be able to exercise pre-emption
rights directly (but possibly only by instructing the depositary as the registered holder of shares) as only holders of shares and not of ADSs have such rights in Cyprus. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive
rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive
rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, holders may not be able to exercise pre-emptive
rights on future issuances of ordinary shares, and, as a result, their respective percentage ownership interest(s) in us would be diluted. As our shareholders authorized the disapplication of pre-emptive
rights for a period of five years from the date of completion of our initial public offering in November 2020, with respect to certain issuances of shares, after the five-year period will be subject to pre-emptive
rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.
Because of their significant voting power and special rights granted to Class A shares, our principal shareholders are able to exert control over us and our significant corporate decisions.
The shares beneficially owned by our principal shareholders, Sistema and the Baring Vostok Private Equity Funds, amount to 31.8% and 31.3%, respectively, of our issued and outstanding ordinary shares as of March 31, 2022.
Each of our principal shareholders holds one Class A share, which confers the right to appoint and remove:

•
two directors so long as such Class A shareholder together with its Affiliates and/or its permitted Transferees (as these terms are defined in our articles of association exhibited to this Annual Report) holds at least 15% of voting power of the ordinary shares; or

•
one director so long as such Class A shareholder, together with its Affiliates and/or its Permitted Transferees (as these terms are defined in our articles of association exhibited to this Annual Report) holds less than 15% but at least 7.5% of voting power of the ordinary shares.

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
As a result, our principal shareholders may have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors, subject to and in accordance with the manner prescribed in our articles of association, and any merger, consolidation or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of the ADSs or our ordinary shares. This concentration of ownership may harm the value of the ADSs by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.
Furthermore, from time to time the press and
non-traditional
media may speculate about a wide variety of matters relating to us, including our principal shareholders. For example, in February 2019, Russian investigative authorities initiated a case against a number of senior employees of Baring Vostok Capital Partners Group Limited, relating to the performance of their respective roles as directors for another portfolio company of private equity funds advised by Baring Vostok Capital Partners Group Limited. The senior employees were found guilty and received suspended sentences in August 2021. The accusations have been strongly denied, and the sentences are currently being appealed. None of these individuals has been engaged in our day-to-day
operations by participating in the operational decision-making process or otherwise, and their ongoing detention has not affected and is not expected to affect our business and operations, but these events, as well as any future actions or claims involving either of our principal shareholders or their investments, which are extensive and varied, may generate adverse press coverage with respect to our business. Any reports in the media and other public statements regarding the activities of our principal shareholders, irrespective of whether such statements have any basis in fact, may adversely affect our reputation and business.
We may be subject to defense tax in Cyprus.
Cypriot tax resident companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate direct or indirect shareholders are individuals who are both Cyprus tax residents and Cyprus domiciled. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by individuals who are both Cyprus tax residents and Cyprus domiciled. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.
The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by us, which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, prospects, financial condition and results of operations if we are unable to recover the tax from shareholders as described above.
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
Generally, Russian taxes that we are subject to include, among others, corporate income tax, value added tax, property tax and employment-related social security contributions and other taxes. We are also subject to duties and liabilities of a tax agent in terms of withholding taxes with respect to some of our counterparties. Although the Russian tax climate and the quality of tax legislation have generally improved with the introduction of the Russian Tax Code, a possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future. Russia’s tax collection system increases the likelihood of such events, and this could adversely affect our business.

Russian tax laws are subject to frequent change and some of the sections of the Russian Tax Code are comparatively new and continue to be redrafted. Since 2014, several important new rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and are aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as
“de-offshorization
measures”). These new rules include, in particular:

•	rules governing the taxation of “controlled foreign companies” (without limitation of jurisdictions to which this definition applies and which residents may fall under the regime);

•
rules determining the tax residence status of
non-Russian
legal entities based on place of effective management (tax residence rules), with certain tax incentives, such as a tax exemption of dividends received, not available for non-Russian
legal entities mandatorily recognized as Russian tax residents by the tax authority;

•	rules defining the “beneficial ownership” (actual recipient of income) concept for application of double tax treaties;

•
taxation of capital gains derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in Russia by more than 50%), all in effect since 2015; and

•
codified general anti-abuse rules (these are based on the judicial concept of “unjustified tax benefit,” and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”), in effect since 2017.

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
The interpretation and application of the Russian Tax Code generally and, in particular, the new rules, have often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers’ queries and apply new interpretations of tax laws retroactively. This increases the number of existing uncertainties and leads to inconsistent enforcement of the tax laws in practice. Furthermore, over recent years, the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of taxpayers. Taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax matters by different courts regarding the same or similar circumstances may be inconsistent or contradictory. In practice, courts may deviate from the interpretations issued by the Russian tax authorities or the Russian Ministry of Finance in a way that is unfavorable for the taxpayer.
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
The Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus and Russia and signed a protocol of the amendments to the Russia-Cyprus double tax treaty in September 2020. In accordance with the protocol to the Russia-Cyprus double tax treaty, new tax rates of 15% are applied to both dividend and interest income beginning in January 1, 2021. In certain cases, reduced tax rates will remain in place. In other cases, the preferential tax rate of 5% will be preserved for dividend and interest income received by Cypriot tax resident public companies whose shares are listed on a registered stock exchange and which have no less than 15% of shares in free float, provided that this public company owns at least 15% of the shares in a Russian company paying the income for a period of at least 365 consecutive days.
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
Although tax residence rules for legal entities as defined in the Russian Tax Code are broadly similar to the respective concepts known in the international context, including those developed by the OECD for tax treaty purposes, they have not yet been sufficiently tested in the Russian administrative and court practice since they have been in effect only from 2015.
The permanent establishment concept has been in effect for a while, but several key elements of this concept, for example, the allocation of income and expenses to a permanent establishment, still lack sufficient application guidelines.
While we do not believe that our holding company or other Cypriot entities may be treated as having a tax residence or a permanent establishment in Russia or any other jurisdiction, we cannot assure that Russian or other relevant tax authorities will not attempt to claim them as having permanent establishment or tax residence in such jurisdiction. If any of these occurs, additional taxes, as well as related penalties, may be imposed on us and our business, prospects, financial condition and results of operations could be materially and adversely affected.
Our entities are subject to tax audits by the relevant tax authorities, which may result in additional tax liabilities.
Generally, tax returns, together with related documentation, are subject to audit by the tax authorities, which are authorized by applicable laws to impose severe fines and penalties. As a rule, the tax authorities may audit tax periods within three-five years (depending on the jurisdiction) immediately preceding the year when the tax audit is initiated. Tax audits may be repeated in a few specifically defined circumstances, for example, the taxpayer’s reorganization or liquidation, or upon the re-filing
of a tax return (amended to decrease the tax payable), or if a tax audit is conducted by a higher-level tax authority as a measure of control over the activities of a lower-level tax authority. Therefore, previous tax audits may not preclude subsequent tax claims relating to the audited period.

Tax audits may result in additional costs if the tax authorities conclude that we did not satisfy our tax obligations in any given tax period. Such audits may also impose additional burdens on us by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.
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
Court of Russia in 2006.
In 2017, this concept in the form of the statutory general anti-abuse rule was incorporated in the Russian Tax Code. The Russian Tax Code defines unjustified tax benefit as an understatement of tax base or tax payable as a result of a misrepresentation of business operations or taxable assets by a taxpayer. The new provision of the Russian Tax Code and developing administrative and court practice require that a taxpayer collects evidence that:

•	a particular transaction is not carried out primarily for the purpose of achieving a non-payment or a refund of a tax amount; and

•	contractual obligations are discharged by the contracted counterparty.
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
Starting from 2021, one of our Russian subsidiaries applies a reduced profits tax rate (3% instead of the general rate of 20%) as well as a social security contributions rate (7.6% instead of general rate of 30%) in relation to payments to its employees. The Russian Tax Code establishes the respective reduced rate for companies who carry out IT activities, develop and sell own-developed
computer programs and databases or render services involving development, adaptation, modification and support of computer programs and databases. In order to apply the reduced rates, a taxpayer should be officially accredited to perform activity in IT sphere, the share of its income related to these activities should comprise 90% of total income and the average headcount should be at least seven employees. We believe our subsidiary meets all of the above requirements and effectively operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products that are being used primarily within our Group. Such practice is widely used by many Russian group of companies.

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
The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness. First, a loan must be obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification). Second, the interest rate on controlled transactions must be within established interest rate (safe-harbor) range. Third, the thin capitalization rules apply to “foreign controlled debt,” i.e., loans and other debt received by a Russian organization:

•
from a foreign person (legal entity or individual) acknowledged as a related party for Russian transfer pricing purposes, if this foreign person directly or indirectly holds shares in the Russian organization’s charter capital;

•	from another person that is a related party of the aforementioned foreign person; or

•	which are guaranteed or otherwise secured by any of the persons mentioned above.
The ability to deduct interest is restricted to the extent that foreign controlled debt exceeds net assets by more than three times (12.5 times for banks and leasing companies).
Interest on excess debt is
non-deductible
and treated as a dividend subject to withholding tax. In the event a taxpayer has negative net assets, the whole amount of interest accrued on the controlled debt is non-deductible
and treated as a dividend. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are excluded under certain conditions; at the same time, loans obtained from foreign affiliates are explicitly included.
Our Russian operations may be affected by requalification of interest into dividend (including by our inability to deduct interest) based on Russian thin capitalization rules if at any time the respective indebtedness qualifies as foreign controlled debt, or by the inability to deduct interest based on other reasons.
In addition, starting from 2022, the changes in calculation of safe harbor interest rates on loans for Russian transfer pricing purposes will come into effect. Due to cancellation of publication of LIBOR rates, the new interbank risk free rates will be used in setting safe harbor rates for transfer pricing controlled transactions.

See Item 10.E “
Additional Information—Taxation—Material Russian Tax Considerations
” for further discussion of important Russian tax considerations.
Risks Relating to the Ownership of the ADSs
Trading of the ADSs on Nasdaq has been, and remains, suspended.
On February 28, 2022, trading of the ADSs on Nasdaq was suspended by Nasdaq. It is currently unknown when trading in the ADSs will resume. While we believe that we comply with all Nasdaq listing standards, there is no guarantee that Nasdaq would not seek the delisting of the ADSs from Nasdaq or will allow trading to resume. If trading of the ADSs was to resume, trading would likely be volatile, and the trading price of the ADSs may decline significantly. If trading of the ADSs is resumed, trading would likely be volatile, and the trading price of the ADSs may decline significantly. In addition, the U.S. has imposed a prohibition for U.S. persons to make any “new investments” in Russia starting from April 6, 2022. While we do not believe that the ban would prohibit trading in the ADSs that existed before April 6, 2022 by U.S. persons, there has been no guidance issued by OFAC and we cannot give any assurance that OFAC would not take a different position. The UK is reportedly planning to introduce an investment ban as well, but the scope of any such ban, and its potential applicability to the ADSs, is unclear. There can also be no assurance that brokers, dealers and other financial intermediaries from the U.S., the EU, the UK or other Western countries will be allowed to execute transactions with the ADSs due to potential legal restrictions or limitations set out in their internal policies, which will materially adversely affect the value and trading of the ADSs. See “
—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.”

As a foreign private issuer within the meaning of the Nasdaq corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.
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
Accordingly, our shareholders and holders of ADSs will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
See Item 16G “
Corporate Governance
” for the list of home country practices we rely on instead of those of Nasdaq. We may in the future elect to follow home country practices in Cyprus with regard to other matters.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP should we lose our status as a foreign private issuer.

We have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
In the course of preparing our financial statements that are included in this Annual Report, we identified control deficiencies that we concluded represented a material weakness in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Our management identified a material weakness in control activities as we did not appropriately design and maintain controls related to the accounting for leases in accordance with IFRS 16 “Leases” attributable to insufficient risk assessment in relation to the design of manual control activities in this area. The control activities with respect to accounting for leases were designed with a significant reliance on manual procedures, while review controls with respect to these manual procedures were not designed and maintained as required to timely detect and prevent a material error. The material weakness resulted in material misstatements of right-of-use assets and lease liabilities that were corrected in our consolidated financial statements as of and for the year ended December 31, 2021 prior to our issuance of those financial statements.
We are working to remediate the identified deficiency in our internal control over financial reporting relating to the accounting for leases in accordance with IFRS 16 “Leases” that resulted in a material weakness discussed above and have taken initial steps to improve our internal control environment, including control improvements and personnel training. Specifically, we are planning to:

•	improve the design of the lease accounting process to reduce reliance on manual procedures;

•
develop checklists to be used by our accounting and finance team to ensure that all terms and conditions of lease contracts are reviewed and the applicable accounting guidance is appropriately applied to each of our lease arrangements; and

•	improve documentation to support our review and approval of corresponding lease adjustments and strengthening supervisory reviews by accounting experts and management.
While we believe that these remedial efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. Due to this ongoing testing, we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. Management will test and evaluate the implementation of these new and revised procedures and control activities to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements. See Item 15 “
Controls and Procedures
” for more details.
If we fail to remediate our current or future material weaknesses or significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports the market price of the ADSs could be materially and adversely affected, the ADSs may be delisted from Nasdaq, and our reputation, results of operations and financial condition may be adversely affected. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that beginning with our second annual report following our initial public offering, which was completed in November 2020, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Our first Section 404(a) assessment takes place for this Annual Report. See Item 15 “
Controls and Procedures
” for more details.
As discussed above in “
—We have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired,
” our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective due to the presence of a material weakness. The continued presence of this or other material weaknesses or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls. As our internal control over financial reporting was not effective as of December 31, 2021, investors may lose confidence in our results of operations, the price of the ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.
The obligations associated with being a public company will require significant resources and management attention.
As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations have increased our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources, particularly as we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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
Failure to comply with Section 404 of the Sarbanes-Oxley Act could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of the ADSs.
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
In addition, the terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that may further restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares. As a result of the sanctions imposed by foreign countries on Russia and reactive capital control and protection measures introduced by the Russian Government in connection with the ongoing geopolitical crisis surrounding Ukraine, our Russian operating subsidiaries are also temporarily unable to transfer foreign currency outside of Russia, which would affect dividend payments, if any, to our holding company. See “
—
Risks Relating to the Current Geopolitical Environment
—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” and Item 4.B “
Information on the Company
—
Business
Overview
—
Regulatory Environment
—
Capital Control and Protection Measures Related to the Geopolitical Crisis Surrounding Ukraine.
”
Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in the ADSs is solely dependent upon the appreciation of the price of the ADSs on the open market, which may not occur. See Item 8.A “
Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.
”
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
As we are incorporated in Cyprus, we are subject to Cyprus law. Our articles of association contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests or limit the ability of our shareholders to remove management, including the following:

•
our articles of association require that any person who is not affiliated with our principal shareholders and is an acquiror of 30% or more of the voting power of our issued shares, including the issued ordinary shares, must make a mandatory tender offer that is subject to recommendation of at least two-thirds
of directors, including an affirmative vote of a majority of the independent directors, an acceptance by at least 75% of the shareholders (as specified in the articles of association) to whom the offer is made and certain other terms and conditions set out in the articles of association that are more restrictive than those that would apply under statutory provisions of the Cypriot laws to a Cypriot company with a listing on an EU regulated market, and in the event of breach of these provisions, the voting rights of such acquiror and the persons acting in concert, in excess of 30% of the votes conferred by ordinary shares will be suspended;

•
our articles of association require that if a principal shareholder holding a Class A share or its affiliates acquire 43% or more of the voting power of our issued shares, including the issued ordinary shares, it must make a mandatory tender offer that is subject to recommendation by at least two-thirds
of our board of directors, including an affirmative vote of a majority of the independent directors, an acceptance by at least 75% of the shareholders to whom the offer is made and certain other terms and conditions that are more restrictive than those that would apply under statutory provisions of Cyprus law to a Cypriot company with a listing on an EU regulated market, and in the event of breach of these provisions, the voting rights in respect of the shareholders holding Class A shares and their affiliates in excess of, 43% of the votes conferred by ordinary shares will be suspended;

•	any merger, consolidation or amalgamation of the Company would require the approval of our shareholders and board of directors;

•
each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder holds, together with its affiliates and permitted transferees, at least 15% of the votes including the votes conferred by the ordinary shares or (ii) one director so long as such Class A shareholder holds, together with its affiliates and permitted transferees, less than 15% but at least 7.5% of the votes including the votes conferred by the ordinary shares. We are not authorized to issue additional Class A shares unless such issue is approved by holders of all issued Class A shares and a special resolution of the general meeting of our shareholders;

•
subject to the special rights provided in our articles of association to the holders of Class A shares on the appointment and removal of directors, our board of directors may be appointed and removed by the holders of the majority of the voting power of the ordinary shares; and

•
preference shares may, with the sanction of a special resolution, be issued on the terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Together these provisions may make the removal of management more difficult and may discourage or prevent a change of control, which could depress the price of the ADSs
Neither Cyprus nor the broader EU takeover laws apply to us and our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company that is listed on an EU regulated market would have at their disposal.
As of the date of this Annual Report, Cyprus law does not contain any requirement for a mandatory offer to be made by a person acquiring control in a Cypriot company if such company’s shares are not listed on an EU regulated market. Neither our shares nor the ADSs are listed on an EU regulated market. Our articles of association contain a mandatory tender offer provision that requires any third-party acquiror that acquires, together with parties acting in concert, 30% or more of the voting rights in our issued shares, including the issued ordinary shares, to make a mandatory tender offer to all of our other shareholders at the price not lower than the higher of the highest price per ordinary share or per ordinary share represented by depositary receipts paid by acquiror and parties acting in concert and the highest market price per ordinary share, including ordinary share represented by depositary receipts, quoted on a stock exchange, in each case in the preceding 12 months. Since each of our principal shareholders who holds a Class A share already holds more than 30% of the voting rights in our shares, the requirement to make a mandatory tender offer is triggered by a principal shareholder and its affiliates only if they acquire, together with concert parties, 43% or more of the voting rights in our shares. Each of our principal shareholders holding Class A shares holds and is expected to hold less than 43% of the voting rights in our shares. Our articles of association do not prohibit the holders of our Class A shares to combine their holdings to trigger the mandatory tender offer. Although our articles of association provide for the obligation by an acquiror to make a mandatory tender offer in certain cases, in the absence of applicable statutory provisions our shareholders may not get the same opportunity to sell their shares in the event an acquiror obtains a significant stake or even control in the company as would shareholders in a Cypriot company that is listed on an EU regulated market.
The price of the ADSs might fluctuate significantly, and investors could lose all or part of their investment.
On February 28, 2022, trading of the ADSs on Nasdaq was suspended by Nasdaq. It is currently unknown when trading in the ADSs will resume. While we believe that we comply with all Nasdaq listing standards, there is no guarantee that Nasdaq would not seek the delisting of the ADSs from Nasdaq or will allow trading to resume. If trading of the ADSs was to resume, trading would likely be volatile, and the trading price of the ADSs may decline significantly. See “
—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” and “
—Trading of the ADSs on Nasdaq has been, and remains, suspended
.” Volatility in the market price of the ADSs may prevent investors from being able to sell their ADSs at or above the price they paid for such ADSs. The trading price of the ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•
the geopolitical crisis surrounding Ukraine (see “
—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
”);

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

These and other factors might cause the market price of the ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Furthermore, investors in the secondary market may view our business more critically than investors in our initial public offering, which could adversely affect the market price of the ADSs in the secondary market. Prices for
e-commerce
or technology companies have traditionally been more volatile compared to share prices for companies from other industries.
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
Future sales of the ADSs, or the perception in the public markets that these sales may occur, may depress the market price of the ADSs.
Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of the ADSs and could impair our ability to raise capital through the sale of additional shares. As of December 31, 2021, we had 216,413,733 ordinary shares outstanding. Outstanding shares may be deposited for delivery of ADSs, and all of the ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders, subject to applicable limitations imposed under federal securities laws and restrictions resulting from sanctions imposed by foreign countries on Russia and Russia-based securities, as well as related reactive capital control measures adopted by Russia.
The ADSs are freely tradable without restriction under the Securities Act, except for any of the ADSs that may be held or acquired by our directors, executive officers, major shareholders and other affiliates, as that term is defined in the Securities Act, which are subject to restrictions on resale under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
In the future, we may also issue additional ordinary shares, ADSs or debt securities with conversion rights if we need to raise capital in connection with a capital raise or acquisition. The amount of ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of the then-outstanding ordinary shares. An issuance of additional ordinary shares, ADSs or debt securities with conversion rights could potentially reduce the market price of the ADSs. In addition, if we raise additional funds through the sale of equity securities, these transactions may dilute the value of the outstanding ADSs. See “
—Risks Relating to Our Business and Industry— We may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business.
”
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

Holders of ADSs may not be able to exercise their right to vote the ordinary shares underlying their ADSs.
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
Holders of ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. Otherwise, holders will not be able to exercise their right to vote unless they surrender the ADSs for cancellation and withdraw our ordinary shares. However, holders may not know about the meeting far enough in advance to withdraw those ordinary shares. Under our articles of association, the minimum notice required for convening a shareholders’ meeting is 30 calendar days. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out a holder’s voting instructions in a timely manner. The depositary, upon timely request from us, will notify you of the upcoming vote and arrange to deliver voting materials to holders. We cannot guarantee that holders of ADSs will receive the voting materials in time to ensure that holders can instruct the depositary to vote the ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and may lack recourse if the ordinary shares underlying their ADSs are not voted as requested.
Holders of ADSs may be subject to limitations on the transfer of their ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.
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
Holders of ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
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
However, holders of ADSs will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, holders of ADSs cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on jury trial waiver mentioned above, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.
If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable set-off
or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.
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
We were incorporated in Cyprus on August 26, 1999 under the Cyprus Companies Law, Cap. 113 as Jolistone Enterprises Limited (registration number HE 104496) and changed our name to Ozon Holdings Limited on November 8, 2007. On October 22, 2020, Ozon Holdings Limited was converted from a private limited liability company incorporated in Cyprus into a public limited company incorporated in Cyprus, and our name changed pursuant to a special resolution at a general meeting of our shareholders to Ozon Holdings PLC. Our registered office is located at Arch. Makariou III,
2-4,
Capital Center, 9
th
floor, 1065, Nicosia, Cyprus. The principal executive office of our key operating subsidiary, Internet Solutions LLC, is located at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. The telephone number at this address is +7 495 232 1000. The SEC maintains an internet site that contains reports and information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website addresses are www.ozon.ru and ir.ozon.com. The information contained on, or that can be accessed through, our websites is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website addresses as inactive textual references only.
Our agent for service of process in the United States is Puglisi & Associates, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711. For a description of our principal expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5 “
Operating and Financial Review and Prospects.
”
Capital Expenditures
Please refer to Item 5.B “
Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures
” for description of our capital expenditures.
B. Business Overview
We are a leading
e-commerce
platform in the large, fragmented, underpenetrated and growing Russian
e-commerce
market, according to INFOLine, as well as the most recognized e-commerce brand in Russia, according to BrandScience. In the year ended December 31, 2021, our platform served over 25.6 million active buyers in Russia and over 90 thousand active sellers. Our mission is to transform the Russian consumer economy by offering the widest selection of products, exceptional value and maximum online shopping convenience among Russian
e-commerce
companies, while empowering partners to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure and our cutting-edge technology and strong culture of innovation.
We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 65% of our GMV incl. services and 25% of our revenue in the year ended December 31, 2021. We also sell products directly to our buyers through our Direct Sales business, which represented 32% of our GMV incl. services and 68% of our revenue in the year ended December 31, 2021. We believe that this globally proven business model of an online marketplace for third-party sellers, complemented by a first-party direct-to-consumer
business, allows us to offer Russian consumers a wide assortment of products with approximately 82 million SKUs, as of December 31, 2021, spanning across multiple categories, including electronics, home and decor and children’s goods to fast-moving consumer goods (“FMCG”), fresh food and car parts, at competitive prices and with a wide range of delivery options.
The combination of our wide assortment of products, fast and reliable delivery, competitive prices and seamless shopping experience, coupled with our brand reputation, enables us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in the expansion of our product catalog and bolsters the retention and order frequency of our buyers. As of December 31, 2021, our platform had 25.6 million active buyers, compared to 13.8 million active buyers as of December 31, 2020.

We believe that the powerful network effect on our platform has allowed us to achieve faster growth, in terms of GMV incl. services, than the Russian
e-commerce
market, which grew by 41% in the year ended December 31, 2021, according to INFOLine, as compared to the same period in 2020. We achieved GMV incl. services growth of 127% in the year ended December 31, 2021.
Due to significant investments in our growth, we reported a loss of
~~P~~
56,779 million in the year ended December 31, 2021, compared to a loss of
~~P~~
22,264 million and
~~P~~
19,363 million in the years ended December 31, 2020 and 2019, respectively.

Our nationwide logistics infrastructure facilitates the fulfillment and delivery of parcels purchased on our Marketplace and our Direct Sales businesses in an efficient and reliable way. In the year ended December 31, 2021, we significantly expanded our warehouse infrastructure, consisting of fulfillment and sorting centers and our dark store network. In the year ended December 31, 2021, our operations utilized our approximately one million square meters of warehouse capacity, which was approximately three times larger than our warehouse capacity of 331,000 square meters in the year ended December 31, 2020.
We are a technology-driven company with a strong culture of innovation. Our secure and scalable technology infrastructure, developed by our in-house research
and development team, provides the foundation for seamless buyer and seller experiences on our platform, as well as for our supply chain operations, business intelligence, traffic and search optimization, customer relationship management operations and payments. We collect and analyze data to guide the optimization of our operations, personalize the shopping experience of our buyers and enable us, our buyers, our sellers and our logistics partners to make informed decisions on our platform in real time.
We believe that developing complementary products and services will help us to grow our core business and our market share. We have developed and successfully launched adjacent verticals, such as our Fintech services (see “
—Our Business Operations—Financial Services Offerings
”) and Ozon fresh, our expedited parcel delivery service for select products offered on our platform (see “
—Our Business Operations—
Ozon fresh
”), as well as advertising and logistics services for sellers.
Our Strengths
We believe the following strengths have contributed, and will continue to contribute, to our success.

Leading e-commerce platform
in Russia
We are a leading
e-commerce
platform in the large, fragmented, underpenetrated and growing Russian e-commerce market, according to INFOLine, as well as the most recognized e-commerce brand in Russia, according to BrandScience. Our business model, which is based on a globally proven
e-commerce model
that complements a marketplace of third-party sellers with a direct sales online retail business, enables us to offer our buyers the widest multi-category assortment of goods on the Russian market, according to INFOLine, at competitive prices, and an extensive range of delivery options. Our Marketplace allows sellers to complement their product offerings with our high-quality buyer support services, including flexible delivery options and our support services for buyers and sellers.
Based on company data, we believe that the loyalty of our buyers has strengthened in recent years. We review the performance of our active buyers on an annual cohort basis, where each cohort includes buyers who placed their first order in the relevant year. We track the number of orders placed by our buyers in each cohort. Buyer retention, which we calculate as the number of active buyers who placed an order on our platform in the year following their first order as a percentage of the applicable cohort base of buyers in that year, has increased over each of the past five years. We plan to continue developing our core business and adjacent verticals, including our Fintech solutions, Ozon fresh and OZON Premium offerings, to improve buyer loyalty and engagement.
The following charts show the number of annual orders placed per buyer (net of returns and cancellations) for our cohorts from 2016 to 2021 and the value of goods sold per cohort buyer from 2016 to 2021.

Value proposition for buyers
Offering a wide assortment of quality products at competitive prices on our platform is one of the pillars of our value proposition to buyers. On our platform, buyers have access to approximately 82 million SKUs, as of December 31, 2021, comprising of both every day and upmarket products. We believe that our product catalog has one of the broadest product category ranges of all
e-commerce
companies in Russia, including electronics, home and decor, children’s goods, health and beauty, apparel, pharmacy, packaged food, FMCG, pet care, books and sport. Our sellers range from large retailers to small and medium enterprises (“SMEs”), which collectively offer on our Marketplace the widest selection of goods in the Russian
e-commerce
market at competitive prices. As of December 31, 2021, we had over 90 thousand active sellers, compared to approximately 25 thousand active sellers in the same period in 2020.

We aim to provide our buyers with one of the most convenient online shopping experiences in Russia with a combination of fast and reliable delivery services, high quality buyer support services and financial products. Our commitment to high-quality buyer services includes ensuring that buyers receive their parcels on time.
Our “On-Time ratio”
(which we define as an average ratio over a particular period of time, calculated by dividing the number of parcels that we delivered to buyers on their chosen date by the total number of parcels to be delivered on that particular date) was approximately 95% in the three months ended December 31, 2021. We have also developed a suite of adjacent services, such as our debit card OZON.Card, our OZON.Account eWallet and OZON.Installment buyer lending products, Ozon fresh, our expedited order delivery solution, and OZON Premium, our buyer loyalty program. We believe that these offerings increase shopping convenience, payment flexibility and buyer loyalty, which we believe will lead to higher purchasing frequency on our platform. In the year ended December 31, 2021, we experienced a purchase frequency per buyer of 8.7 purchases, a 61% growth in purchase frequency compared to 5.4 purchases in the year ended December 31, 2020.
Value proposition to sellers
As a leading multi-category e-commerce platform in Russia with a large and growing buyer base of over 25.6 million active buyers as of December 31, 2021, we believe that our platform presents an opportunity for businesses of all sizes and maturities across Russia to achieve greater online commercial success. We have developed a sophisticated and intuitive seller-facing platform “OZON.Seller” and our newly launched mobile app for sellers (“Seller App”), which give our sellers access to a broad set of tools to manage their sales on our Marketplace, including tools for inventory management, assortment management, product pricing and marketing and financial performance monitoring. We provide our sellers with access to our nationwide fulfillment and logistics infrastructure, which enables them to sell products to buyers across the country. Our Fulfilled by OZON (“FBO”), Fulfilled by Seller (“FBS”) and recently launched Storefront logistics models give our sellers the flexibility to utilize OZON’s fulfillment and delivery services or our sellers’ own fulfillment and delivery capacities, according to their business needs. Our Flexible Payment Plan financial solution enables Ozon merchants to arrange a payment schedule that fits their individual business needs, allowing them to better manage their working capital. We also offer our sellers access to advanced data analytics, marketing tools and advertising services, as well as performance monitoring tools and other services. This allows us to attract new sellers to our platform and equip our existing sellers to improve their operational performance.
Powerful network effect forms superior buyer and seller value propositions
We believe that
our e-commerce platform
creates a powerful network effect that benefits both our buyers and our sellers. We believe that our assortment of approximately 82 million SKUs, the convenient shopping experience we have developed for our buyers and our brand power allows us to attract more buyers to our platform, which, coupled with our sophisticated seller services, also makes it an attractive platform for sellers. We believe that growth in our seller base will lead to an expansion in the selection of products offered on our platform, which in turn attracts more buyers and improves buyer retention and order frequency. We believe this powerful network effect fuels our growth, increases our scale and improves our financial performance. This network effect is further catalyzed by our culture of innovation and our focus on improving the experience of our buyers and sellers on our platform, with the use of technology and the introduction of new buyer- and seller-facing features, such as machine learning-powered product recommendations and personalized shopping experiences, analytical and marketing tools for our sellers, increased delivery speeds and reliability, innovations to further increase the convenience of our delivery services for our buyers and a range of adjacent services.
Most recognized
e-commerce
brand in Russia
We believe that our brand gives us a distinct competitive advantage. Since 1998, we have been synonymous with
e-commerce
among consumers in Russia. We are one of the pioneers of online retail in Russia, first as an online book retailer, and now as the largest multi-category
e-commerce
company in Russia, based on assortment of products, offering the widest assortments of SKUs across numerous product categories on our platform. We are the most recognized
e-commerce
brand in the country, according to BrandScience, and we believe that the strength of our brand facilitates the organic growth of buyer traffic on our platform, enhances buyer loyalty and attracts more sellers to our platform.
One of the largest logistics infrastructures in Russia
Based on company data and publicly available information, we believe we have one of the largest nationwide logistics infrastructures, including multiple fulfillment centers, sorting hubs and dark stores in strategic locations throughout the country, a nationwide network of parcel lockers, pick-up
points and delivery couriers, which we believe gives our buyers one of the most diverse variety of delivery options available among
e-commerce
companies in Russia.

We regard our multi-channel delivery offering, supported by a technology infrastructure that enables seamless logistics operations, as one of our key competitive advantages, which allows our buyers to choose a delivery method that is suitable to their needs. We also believe that our nationwide logistics infrastructure should drive our growth and enhance our service offerings to buyers and sellers because it helps us to overcome the logistical and infrastructural limitations relating to the lack of available large-scale fulfillment facilities and high-quality independent fulfillment and logistics operators in Russia.
In the year ended December 31, 2021, we began to offer logistics services to third parties, such as the last-mile delivery of products from retailers to their customers outside of our platform, for a fee. We believe that our provision of logistics services to third parties improves the utilization level of our logistics infrastructure, especially during seasons where there are lower levels of utilization, and constitutes an additional revenue channel (see “
—Seasonality
”). As of December 31, 2021, over 3,000 third parties, including large international brands have engaged our logistics services to meet their last-mile delivery needs.
Scalable business model enabled by third-party partners
We have invested in the development of our own infrastructure and intend to continue expanding our infrastructure according to our operational needs. We seek opportunities to engage with third-party service providers to complement or substitute certain business processes, including to ensure that our fulfillment and delivery capacities match our business needs and to diversify the risks we may have in respect of relying on any particular logistics infrastructure or service provider.
With the help of our third-party partners across various aspects of our business, we are able to rapidly increase our scale with relatively small capital investment. We believe that the continuing growth of our seller base will facilitate our expansion into product categories without the need for us to make additional investments in inventory as our sellers retain ownership of any products they list on our platform. This organic means of expanding our product assortment aligns with our asset-light business strategy.
Our partnerships relating to our last-mile delivery infrastructure include franchise partners who operate our network of pick-up
points. In line with our asset-light strategy, the adoption of the franchise model for our pick-up
points allows us to expand our delivery infrastructure without purchasing, or obtaining long-term leases for, real estate to set up pick-up
points. As of December 31, 2021, approximately 90% of all our OZON-branded pick-up
points were franchised to third parties. Our franchise agreements are typically for a term of three years on an automatically renewable basis, and our franchisees receive variable service fees based on the value of parcels delivered to the respective pick-up
points.
Strong technology foundation and scalable infrastructure to support future growth
Technology is at the core of our business, and our research and development team is essential to our ability to implement our business strategy. We have built a reliable and scalable technology infrastructure that can handle the large transaction volumes on our platform. We continually invest in technology to support the growth of our business and the ongoing evolution of our services that we offer to our buyers and sellers. In pursuit of our goal to provide an outstanding selection of products, value and online shopping convenience to our buyers, we use technology, such as AI and machine learning, across different parts of our platform, including our search engine and product recommendation systems to inventory management and product pricing. Our technology also serves as a backbone of our seller experience, allowing them to effortlessly integrate their operations into our Marketplace and to obtain maximum value by using our price matching and comparison algorithms, data analytics and other tools.

In 2021, we launched an IT robotics laboratory in the city of Kazan. The laboratory focuses on developing robotics and automated fulfillment solutions and tools aimed at increasing the efficiency and accuracy of order fulfillment and first- and last-mile delivery processes. We believe that the adoption of robotics technologies should reduce costs per order over time, as well as increase the productivity of our employees and the speed of task completion with respect to fulfillment and logistics operations.
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
Our Strategy
Our strategy is based on developing existing and launching new products and services that are complementary to our platform to further improve the experience of our buyers and sellers and enhance loyalty to our brand. We believe this will help us maintain a higher growth rate than the Russian
e-commerce
market and increase our market share, as well as improve our operating metrics and achieve profitability. Our strategy is based on the following pillars:
Enhance buyer loyalty through increasing the assortment and number of product categories on our platform, providing outstanding value and services, and improving our technology systems
We believe that having an outstanding selection of products at competitive prices and providing a high level of online shopping convenience are the most critical drivers of buyer acquisition and retention in the e-commerce industry.
Although we offer an assortment of approximately 82 million SKUs on our platform, as of December 31, 2021, we believe that this is only a small fraction of the potential number of products that could be offered for online sale in Russia. In the year ended December 31, 2021,
e-commerce
penetration in Russia was only 10.5%, according to INFOLine. We believe that the under-penetration of
e-commerce
in Russia is partly due to the perception by Russian consumers that the prices of certain products sold online, such as FMCG, are, relatively high compared to offline purchases, after factoring in delivery costs, and the process of purchasing products online is cumbersome. We believe there is also a perception that
e-commerce
retailers generally provide substandard customer service. For a broad segment of Russian consumers, these perceptions have hindered the shift of their shopping habits from offline to online. We are working to increase
e-commerce
penetration in Russia by optimizing our sourcing of products, adding new products to our catalog and broadening the number of product categories, as well as by improving the online product search and purchasing processes, minimizing click-to-delivery times
and generally enhancing our customer services. We believe that these efforts have contributed, and will continue to contribute, to the growth of our buyer base and increase the purchasing frequency of buyers on our platform. The charts below show that an increasing share of orders is attributable to new buyer cohorts. New buyer cohorts also exhibit higher repurchase rates, which we believe evidences increased adoption of shopping online and contributes to our growth.

Attract more sellers to our Marketplace by enhancing their experience on our platform
We believe that the operational flexibility of our FBO, FBS and Storefront logistics models offered to sellers, the expansion of our product catalog into new categories of products and the opening of new fulfillment centers in various regions in Russia are just a few of the numerous features that attract new sellers to our Marketplace. We have developed a suite of advertising, fulfillment, delivery, analytics and process management tools, accessible through our OZON.Seller interface and our Seller App, as well as seller-facing financial services and an education platform for our sellers. We believe these services will enhance the experience of our sellers, give them the tools to improve their operational performance and increase their reliance on our platform, while providing us with increased monetization opportunities for our developing range of seller services. In October 2021, we opened our platform to sole proprietors (also referred to as self-employed entrepreneurs) to sell a wide range of independently produced goods, including handmade items, which further expanded the assortment of products offered to our buyers on our platform.
Further expand our logistics footprint with focus on regional development
We consider the development of our business in the Russian regions an integral part of our growth strategy. We believe that some Russian regions are underpenetrated by
e-commerce
and we see the potential of increasing the number of buyers and sellers on our platforms from these under-penetrated regions, as well as improving the speed and the quality of delivery for all our customers by bringing goods closer to the consumer. To achieve this goal, we have been expanding our logistics infrastructure across Russia for both fulfillment and delivery functions and developing our network of sorting centers, pick-up
points, parcel lockers and couriers, and engage delivery partners to increase our fulfillment and delivery capacities. While pursuing the expansion of our logistics infrastructure, we aim to commit to our “asset-light” strategy by leasing, rather than acquiring, our premises and equipment where feasible.

Build a diverse suite of complementary services around our
primary e-commerce business
We have been further developing our
core e-commerce operations
by offering a range of complementary services to our buyers, sellers and logistical partners. Our key initiatives include:

•
Continue to create and enhance financial services offerings:
Our financial service offerings provide quick and seamless access to lending and payment assistance to our buyers and sellers and constitute additional revenue streams for us. We aim to continue developing and enhancing our financial service offerings to our buyers and sellers. We believe that our seller-facing financial services, including our “Flexible payment plan” solution, which enable sellers to make payments according to a payment schedule that fits their individual business needs, will strengthen the loyalty of our sellers and attract new sellers to our platform and, consequently, expand our platform’s product assortment. Similarly, we believe that our buyer-facing financial services, such as our OZON.Card, our OZON-branded debit card, OZON.Account, our eWallet based on our newly acquired banking infrastructure, and OZON.Installment, our point-of-sale
loans for buyers, will strengthen buyer loyalty, increase buyer retention and purchase frequency and increase the average order value on our platform. As part of our Fintech strategy, we obtained a basic banking license through acquisition of Oney Bank LLC (now Ozon Bank) in May 2021 and obtained a general banking license for our newly created Ecom Bank from the CBR in March 2022 (see “
—
Our Business Operations
—
Financial Services Offerings
”). The banking licenses give us the capability to structure and launch a variety of financial service products, tailored towards the needs of our buyers and sellers and to facilitate and provide greater support for transactions on our platform.

•
Scaling of
Ozon fresh
offering to increase customer engagement and purchasing frequency:
Ozon fresh offers our buyers expedited delivery services for a select assortment of SKUs, including groceries and FMCG from our network of dark stores. We have launched Ozon fresh in Moscow, Saint Petersburg, Tver, Krasnodar, Rostov-on-Don, Kazan, Sochi and Volgograd, and
plan to scale this offering with a focus on operational efficiency and launch Ozon fresh in other regions. We believe that our expanded presence in the
e-grocery
market would increase our brand recognition and, in turn, attract new buyers to our platform, which would increase overall buyer loyalty and purchase frequency on our platform.

•
Develop our advertising service offering:
We currently offer a variety of advertising services to sellers and our suppliers on our platform, which generates additional revenue for us. As a leading online marketplace in Russia, we believe that our advertising services have large potential for further growth. Our advertising services help our sellers increase their sales on our Marketplace by providing them with a venue to actively market their products to our buyers on promotional shelves and advertising banners on our Shopping App and Buyer Website, or by making their products appear at the top of search results on our platform. Advertising space on our platform is sold to our sellers through a real-time bidding system, which we believe ensures that the fees we receive from sellers using our advertising platform aligns with the level of demand for advertising space on our platform. We aim to continue developing additional advertising services to increase the revenues generated through our advertising service offering.

Leverage our growing scale and increasing efficiency to improve unit economics and profitability
We aim to secure a leading position across existing product categories in terms of number of SKUs on our platform, while continuing to scale our business in order to improve our unit economics, margins and achieve profitability. Our key drivers of our growth and profitability are the following:

•
Gross profit
: Our gross profit as a percentage of GMV incl. services slightly decreased on the back of adjustments to our Marketplace commission rates in February 2021 and tactical investments into certain product categories for our Direct Sales business.

•
Advertising revenue
: Our advertising revenue from our Marketplace advertising platform has increased, primarily due to the organic growth of our seller base, while our advertising revenue from Direct Sales has increased, primarily due to the increasing number of suppliers seeking to advertise their products through our various marketing channels.

•
Fulfillment and delivery expenses
: The increase in fulfillment and delivery costs was mainly driven by the costs associated with expanding our fulfillment and logistics network to approximately triple its operational capacity in the year ended December 31, 2021. The expansion of our fulfillment and logistics network enabled us to process 223.3 million orders in the same year and reduce our fulfillment and delivery cost per order.

•
Sales and marketing
: Sales and marketing costs have increased as a result of our investments in customer acquisition activities and promoting brand awareness, which together with the increased share of organic traffic, led to an 86% increase in the number of active buyers.

•
Technology and content
: The increase in the technology and content costs was primarily driven by the continued investment into product and IT talent acquisition for both core
e-commerce
and new verticals, which we believe should enable us to scale our platform for years to come and help us to maintain our leading position within Russian
e-commerce
market.

•
General and administrative
: General and administrative costs have increased as a percentage of GMV incl. services as a result of higher employee expenses attributable to the expansion of our workforce to support further growth of our core
e-commerce
business and development of new adjacent verticals.

As we continue to scale up our business, we believe that greater scale and efficiency enhancements should positively impact our business and drive improvement in profitability and unit economics.
Developing our business with a focus on managing our ESG impact
We believe that our impact on the economy and local communities in the regions where we operate increases with the growth of our business and, with it, the opportunities for us to make a positive impact in those places while creating value for our stakeholders.
Our ESG agenda is closely tied to our business strategy and consists of four key areas that ensure our business develops responsibly: labor and diversity, economic and community empowerment, trustworthy corporate practices, and environmental responsibility.
We are a leading multi-category
e-commerce
player in Russia and are focused on ensuring information security and data privacy, compliance with ethical business principles, and maintaining the safety and quality standards of our services. We also depend on our employees to grow, operate and improve our business and endeavor to maintain a culture that encourages continuous innovation and professional growth within our company.
We have one of the largest nationwide logistics infrastructures and we aim to have a positive social impact by creating new jobs and strengthening connections between customers and local businesses, which in turn, would stimulate the local economy. We believe that the expansion of our logistics and fulfillment network brings new environmental challenges, such as managing our consumption of resources and production of waste, including of packaging materials, and our carbon footprint. We are committed to meeting these challenges by implementing a number of environmental programs and initiatives.
As we focus on becoming the
go-to
platform for online shopping, we are guided by the ethos of conducting business in a way that generates positive externalities to society. We are a business that is determined to create a sustainable future for our customers, merchants and other stakeholders, and we consider operating sustainably as a driver of our success (see “
—Sustainability at Ozon
” for more information).

Our Business Operations
Marketplace
The OZON Marketplace is our core business, which enables thousands of sellers to offer a wide assortment of products to our buyers. As sales and the number of active buyers on our platform increase, we expect more sellers to be drawn to the attractive commercial opportunities offered by our platform, which we expect to result in an increasingly competitive marketplace that offers better priced and more varied products, which, in turn, will continue to attract and grow our buyer base. We launched our Marketplace in September 2018, and it has since grown to account for 65% of our total GMV incl. services in the year ended December 31, 2021, while our Direct Sales business accounted for 32% of our total GMV incl. services in the year ended December 31, 2021. The key advantages of the Marketplace model, particularly in the context of products sold under the FBS and Storefront logistics models, are that it allows for the continual expansion of our platform’s product catalog without being subject to capacity limitations at our fulfillment centers or, in the case of all our logistics models, the need to invest in working capital or maintain appropriate levels of inventory for each product listed on our platform. Our sellers remain the owners of the products that they list on our platform and are responsible for pricing and managing their inventory and sales, marketing and other activities. This allocation of responsibility to sellers for the pricing and management of inventory and sales, marketing and other activities allows us to focus on ensuring our platform and logistics infrastructure provides high-quality fulfillment and delivery services to a larger number of sellers and managing our Direct Sales business, for which we maintain inventory and manage the geographical reach and buyer experience for key product categories.
We offer sellers three logistics models, the FBO model, the FBS model and the Storefront model, to use individually or together, when selling their products on our Marketplace. Through these three models, our sellers are able to leverage our nationwide fulfillment and delivery infrastructure according to their business needs. Our FBO model is an attractive option for sellers who do not have their own storage facilities or are unable to fulfill orders by themselves. Our FBS model, in contrast, is suitable for sellers who do not want to supply, or would not benefit from supplying, inventory to our fulfillment centers, such as sellers who sell their products on several marketplaces simultaneously and do not want to commit their inventory to a single marketplace or sellers who sell heavy and bulky products, such as furniture. Our Storefront model allows sellers to use their own fulfillment and delivery capacities to deliver goods directly to customers, bypassing our fulfillment and delivery infrastructure altogether. Based on feedback we have received from our sellers, we believe that our sellers enjoy the flexibility of either or a combination of all three logistics models to fulfill buyer orders. Under all three models, we collect payments for each order made by our buyers and make aggregate payments, net of our marketplace commissions, to our sellers on a twice-monthly basis. Our Marketplace commission consists of a referral fee, which is a percentage of the total sales price of the product and, where applicable, other fees, such as delivery or storage fees collected from sellers. Our marketplace commissions increased to
~~P~~
44,345 million in the year ended December 31, 2021 from
~~P~~
16,503 million and
~~P~~
2,132 million in the years ended December 31, 2020 and 2019, respectively.
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
We have dedicated sales teams that identify and track the demand for products in each product category on our platform. These teams monitor the level of sales of products on our platform and once the demand of our buyers for certain products increases to a certain level and a predictable buyer purchasing trend for the product emerges, we consider stocking and selling such products on a Direct Sales basis. As our platform presents a competitive market for products, the same products may be sold by us on a Direct Sales basis and by our sellers on the Marketplace at the same time. For our Direct Sales business, we source products in bulk and leverage our bargaining power as one of the leading Russian
e-commerce
platforms to purchase inventory on more favorable terms.
Assortment and Pricing Strategy
We currently offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop
shop for all of our buyers’ shopping needs. As of December 31, 2021, we offered approximately 82 million SKUs on our platform. We use internally developed
AI-enabled
systems for identifying the market prices of products listed on our platform in real time and utilize this pricing information to competitively price the products we sell through our Direct Sales business. While we do not control the price of the products offered by our sellers through our Marketplace, this pricing data is shared with our sellers to enable them to price their products competitively. Our provision of “price indices” to our sellers, together with the high volume and large variety of products offered on our platform, naturally fosters a competitive environment that ensures that our buyers are able to purchase goods at competitive prices on our platform.
Delivery
We offer our buyers a comprehensive selection of delivery options, including delivery by courier, collection from our offline network of pick-up
points and parcel lockers and delivery by Russian Post and other third-party delivery service providers. While maintaining a broad range of delivery options and increasing the proportion of buyers served by same-day
and
next-day
deliveries, we have developed an expedited delivery service which delivers orders to buyers within one hour (see “—
Ozon fresh
”). In the year ended December 31, 2021, we delivered approximately 223.3 million orders, an increase from approximately 73.9 million orders in the year ended December 31, 2020, and an increase from approximately 31.8 million orders in the year ended December 31, 2019. Generally, the delivery fee charged to a buyer depends on the delivery method and the shipping destination. Delivery fees are waived for orders above
~~P~~
2,500 and for orders made through an OZON Premium account, our buyer loyalty program. We offer our buyers a variety of free delivery options to our OZON-branded pick-up
points or parcel lockers. We also receive revenue from fees paid by our sellers who use our FBS model and rely on our pick-up
services to collect products from their warehouses to be delivered to our fulfillment centers. In 2021, we also launched our third-party logistics services that allow our partners to utilize our logistics network to deliver their goods via our last-mile channels, creating an additional revenue stream and driving higher levels of utilization of our logistics infrastructure. In the year ended December 31, 2021, our revenue from our delivery services to buyers increased to
~~P~~
2,750 million from
~~P~~
1,761 million in the same period in 2020, an increase of 56%.
Ozon fresh
In March 2022, we renamed Ozon Express, our expedited delivery offering, to Ozon fresh. As of March 31, 2022, Ozon fresh offered a select assortment of SKUs, with delivery to our buyers within one hour of their orders being placed. We also launched a range of FMCG products, such as coffee, snacks and other foods under our own private label, along with our ready-to-eat
meals. Products offered through Ozon fresh are stored and fulfilled in our dark stores and exclusively delivered by couriers. We also leverage our dark store network to offer expedited delivery of a selection of our most frequently purchased products across a variety of product categories offered on our platform.
We launched the first pilot of Ozon fresh in Moscow in 2020 which was met with strong buyer demand. Following our successful launch in Moscow, we launched Ozon fresh in Saint Petersburg, Tver, Krasnodar,
Rostov-on-Don,
Kazan, Sochi and Volgograd with the goal of making our under-one-hour delivery services available to millions of consumers in these regions.
Financial Services Offerings
We believe that our experience in interacting with our extensive seller and buyer base provides us with a deep understanding of our platform users’ needs and presents us with the opportunity to offer additional services to help buyers find the products they are looking for and sellers to reach and retain more buyers. We have developed a variety of financial services to provide alternative models of engagement with our sellers and buyers and further enhance our monetization opportunities as the Russian e-commerce market evolves. We have Fintech offerings for our users through “business to customer” (“B2C”) and “business to business” (“B2B”) models, which we believe are not widely offered in the Russian e-commerce market.
Our B2C offerings include OZON.Card, our OZON-branded debit card, OZON.Account, our eWallet solution, and OZON.Installment, our point-of-sale loans. OZON.Card holders and OZON.Account users enjoy a number of benefits, including a cashback in the form of premium points that can be used to pay for up to 99% of the purchase amount on our platform. OZON.Installment is our service that allows buyers to purchase products on a deferred basis and pay for them in installments, while our financial partners acquire rights and associated risks for these deferred payments. We believe these offerings will increase buyer loyalty and order frequency. Our B2C Fintech offerings also allow us to reduce our payment processing costs. If a product purchased on our platform is paid for with a debit or credit card, we will have to pay the relevant bank a processing fee to process the payment. This fee is significantly lower or does not arise if the buyer pays for the products through one of our B2C Fintech offerings.
Our B2B offering includes our “Flexible Payment Plan” solution that enables our sellers to make payments according to a payment schedule that suits their individual business needs. We believe that our “Flexible Payment Plan” helps our sellers manage their working capital and increase their sales on our Marketplace. We believe our B2B Fintech offering is designed to enhance seller retention by providing capital financing opportunities to support the growth of their businesses on our platform. A pre-approved list of sellers may opt to be scored by our financial partners based on metrics such as their revenue and inventory stored in our fulfillment centers, who may offer loans to these sellers directly on bespoke terms.
In May 2021, we acquired Oney Bank LLC (now Ozon Bank), through which we obtained a basic banking license. On February 24, 2022, Ozon Bank was included in the SDN List as an entity linked to Sovcombank. We acquired 100% of share capital of Oney Bank LLC from Sovcombank on May 26, 2021. As of the closing date of the transaction, Oney Bank LLC ceased to be an affiliate of the Sovcombank and thereafter was renamed into Ozon Bank. On February 25, 2022, we filed a request to OFAC to remove Ozon Bank from the SDN List since Ozon Bank is not linked to Sovcombank. On March 31, 2022, Ozon Bank was removed from the SDN List by OFAC. See Item 3.D “
Key Information
—
Risk
Factors
—
Risks Relating to the Current Geopolitical Environment
—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding
Ukraine are likely to
have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” for more details. We further obtained a general banking license for our newly created Ecom Bank from the CBR in March 2022. The banking license gives us the capability to structure and launch a variety of financial service products tailored to the needs of our buyers and sellers, and facilitates and provides greater support for transactions made by them on our platform.
Advertising
In March 2019, we launched an advertising platform for sellers to promote their products on promotional shelves and advertising banners on our platform. We aim to grow our advertising revenue and expand our advertising services as this does not require us to incur any incremental variable costs or capital expenditure.
We also receive advertising revenue from suppliers of products we sell under our Direct Sales model, including a number of prominent brands. Under bespoke arrangements with these suppliers, the relevant suppliers pay the fees for marketing activities, such as television marketing campaigns and promotional offers of their products on our platform. In the year ended December 31, 2021, our advertising revenue increased to
~~P~~
9,322 million from
~~P~~
3,965 million in the year ended December 31, 2020 and from
~~P~~
1,421 million in the year ended December 31, 2019.
Buyer Experience
Shopping App and Buyer Website
We developed our Shopping App and Buyer Website, both of which are accessible through desktop PCs, digital tablets and mobile phones, with a focus on delivering a rewarding and seamless buyer experience. For instance, our full catalog of products is clearly displayed and each user interface is designed for convenient and intuitive navigation. We have teams of IT engineers, designers, data analysts and product managers who are dedicated to enhancing the OZON buyer experience. Our data science and machine learning teams analyze the data we collect to identify trends in our buyers’ shopping activities and use these data-powered insights to generate relevant product recommendations to our customers, and thereby improving the shopping experience on our platform. We believe that an improved shopping experience for our buyers leads to an increased number of purchases, particularly repeat purchases, on our platform, which, in turn, generates more shopping activity data that we may use to further enhance our buyers’ subsequent shopping experiences on our platform.

Once our buyers have selected all the products they intend to purchase and drop them into the buyer’s digital “shopping cart,” they will proceed to select the delivery method at the checkout page. Buyers can pay for their purchases by debit or credit card, mobile payment and digital wallet services. Buyers may also benefit from our financial services offerings, such as OZON.Card, our OZON-branded debit card, and OZON.Installment, our buyer-facing lending option.
Enhancing buyer loyalty
Increasing buyer loyalty is one of our key priorities.
In February 2019, we launched our “OZON Premium” subscription program, which offers paid subscription plans for either one or twelve months. OZON Premium members receive extra benefits, such as free-of-charge
deliveries for all their purchases, cashback in the form of OZON Premium points and longer product return periods (up to 60 days to return purchases, while non-OZON
Premium members have a return period of only 30 days). While all buyers have access to a buyer assistance chat service and a buyer support line, OZON Premium members also have access to a separate dedicated support line to our customer service call center to receive quicker buyer support. OZON Premium members also receive additional cashback in the form of OZON Premium points for purchasing goods from our Premium Sellers, a title which we grant to our top sellers based on their overall service quality level, measured on the basis of our internally determined criteria that considers, among other things, the relative price of a seller’s products compared to similar products, the average rating of the seller’s products and the share of products delivered to buyers on time for sellers who use our FBS and Storefront logistics models. OZON Premium points can be used to purchase products from our Premium Sellers and products sold through our Direct Sales business, which creates an incentive for our OZON Premium members to purchase more products to collect OZON Premium points and, in turn, purchase more products with the benefit of the costs savings offered by using OZON Premium points. We have further enhanced our Premium offering by adding free access to an online on-demand
video streaming service to our OZON Premium membership, which we believe will attract more customers to our platform and increase customer loyalty.
In April 2019, we launched OZON.Card, our OZON-branded debit card that offers cardholders a suite of benefits. For example, purchases with the OZON.Card of products offered by our Premium Sellers on our platform will give the relevant cardholder cashback of between 4% and 25% (depending on whether the product is from a promoted product category at the time it was purchased) of the value of the purchase in the form of OZON Premium Points. Purchases with the OZON.Card of products outside of our platform will give the relevant cardholder cashback of 1% of the value of the purchase in the form of OZON Premium Points. We believe that these reward programs incentivize holders of OZON.Card to increase the frequency of their purchases, particularly on our platform. In the year ended December 31, 2021, OZON.Card holders made approximately 1.6 times more orders per month, compared to the average number of orders of all buyers (including holders and non-holders
of OZON.Cards) who made an order in the same period. In the year ended December 31, 2021, OZON.Card was one of the top-three
most popular payment methods on the Ozon platform with approximately 2,000,000 OZON.Cards activated as of December 31, 2021, compared to approximately 450,000 OZON.Cards as of December 31, 2020 and 57,000 OZON.Cards as of December 31, 2019. In December 2021, we further strengthened our financial services offering to our customers by launching our OZON.Account eWallet. OZON.Account holders are offered the same benefits that are available to our OZON.Card debit card holders. By December 31, 2021, 400,000 OZON.Accounts had been registered, which we believe shows that it has been well received by our buyers.
Seller Experience
As one of the leading
multi-category e-commerce companies
in Russia, with a large and growing buyer base of over 25.6 million active buyers as of December 31, 2021, we believe that our platform presents an opportunity for businesses of all sizes and maturities across Russia to achieve greater online commercial success. Both businesses and entrepreneurs can become sellers on our platform, provided that they meet our onboarding criteria. Becoming a seller on our platform is designed to be as straightforward as possible, without compromise on the thoroughness of our security and KYC checks. Once a prospective seller has cleared our KYC checks, the prospective seller’s account will be activated and it may start listing its products on our platform. Our engagement with our sellers, subject to our standard terms and conditions of the engagement, is for an indefinite period of time. We may unilaterally suspend a seller’s account under certain circumstances, including where the seller’s service quality has fallen to a level that we determine warrants such suspension, the seller is in default of its payment obligations to us, the seller’s product listings are misleading or inaccurate, the seller infringed the intellectual property rights of a third party or sells counterfeit products.
As a result of the scalable nature of our business model, we do not anticipate any limitations on the growth of the number of sellers on our Marketplace. Our nationwide fulfillment and delivery infrastructure, combined with our advanced technology platform, offer our sellers a seamless business management experience. Sellers across Russia can sell their goods on our platform for as long as they are able to procure the delivery of their products to one of our fulfillment centers (under the FBO model), fulfill and deliver parcels to our sorting hubs while OZON handles last-mile deliveries (under our FBS model) or fulfill and deliver parcels to customers directly (under our Storefront model).
Our OZON.Seller interface with our newly launched Seller App has been designed to be user friendly and gives sellers access to a broad set of advanced tools for inventory management, assortment management, product pricing and marketing, including downloadable analytical and financial performance reports on their sales and expenses, such as storage, returns or fulfillment costs. We also offer our sellers a suite of promotional and profit management tools, including the ability to reward buyers with OZON Premium points for reviewing their products, the ability to tailor discount packages or marketing campaigns towards specific group of buyers, access to marketing impact analytics and the ability to issuing promotional bundles and coupons.
Fulfillment and Logistics Infrastructure
Our logistics infrastructure serves two core functions, fulfillment and delivery for both our Marketplace business and our Direct sales business. The fulfillment process involves the acceptance, storage, consolidation and packaging of ordered products into parcels at our fulfillment centers. Under our asset-light model, we lease our fulfillment centers from third-party contractors, who build fulfillment centers to our specifications to suit our business operations and bear the construction costs. Our fulfillment centers are equipped with our proprietary warehouse management system. Our warehouse management system enables the automation of the processes at our fulfillment centers, such as the acceptance, placement, selection, consolidation, sorting and packaging of products, and the tracking of each product during each stage of the fulfillment process. For further information on our fulfillment and logistics infrastructure, please refer to Item 4.D “
Information on the Company—Property, Plants and Equipment.
”
Once the fulfillment process of a product is completed, the parcel is transferred to one of our many sorting hubs located across Russia, which then directs it to the appropriate “last-mile” delivery channel, including our own fleet of delivery vehicles, our network of OZON-branded pick-up
points and parcel lockers and delivery by third-party delivery service providers, where appropriate. We believe that our last-mile nationwide and multichannel delivery infrastructure is one of our key competitive advantages and makes shopping on our platform more convenient. We aim to further develop our network of pick-up points
through a franchise model that will allow us to expand our delivery infrastructure without the need to purchase or lease real estate for the purpose of housing pick-up points.
Marketing and Sales
We have a dedicated marketing team that covers our nationwide advertising and marketing needs across all product categories and channels. Our marketing strategy has four core objectives:

•	increase our buyer base and brand awareness;

•	maximize user traffic on our platform and organically improve conversion;

•	optimize our traffic acquisition costs; and

•	increase order frequency and buyer loyalty.

We aim to achieve these objectives through a variety of strategies, including by maximizing our offline visibility by branding the assets and equipment used in our nationwide delivery infrastructure, expanding our product catalog, targeted advertisements to buyers and promoting our OZON Premium membership.
Technology
Our IT department is essential to our ability to implement our strategy, improve our operational performance, maintain the scalability, security and flexibility of our platform and strengthen our competitive position in the
Russian e-commerce market.
Our IT product development teams are organized by verticals, such as buyer experience, seller experience, fulfillment, logistics and CRM, and are supported by our horizontally organized IT teams that are grouped into specializations, such as development operations and database administration, release engineering, security and incident management. We believe the organization of our IT product development teams optimally facilitates the scaling and maintenance of our core technology platform.
All of our core software, which includes all software necessary for our business to operate in the ordinary course of business and excludes proprietary software such as office software and enterprise resource planning systems or other general purpose software (such as issue-tracking and monitoring, code libraries), are developed in-house by
our team of IT engineers.
Cybersecurity
We have developed a multi-level cybersecurity framework and a set of cybersecurity policies to protect our IT systems, databases and transactions conducted on our platform. The analytical processes and protection tools implemented to protect data and our IT systems include perimeter protection tools, perimeter scanning, user rights restrictions on workstations, Secure Sockets Layer (SSL) encryption technology, antivirus protection, software update controls, code review and stress and load tests. Our staff undergo our internally developed training program on workplace protection and password policy, rules of safe communication and use of software, incident management and personal data protection. We also regularly screen our IT systems to detect data leakages and security breaches.
We meet industry standards and international best practices in the field of information security and data protection, including compliance with applicable Russian laws, PCI DSS, CBR standards concerning financial transactions of our banking subsidiaries, as well as the standards of third-party technology solutions that we use.
See Item 4.B “
—Sustainability at Ozon
” and “
—Regulatory Environment—Privacy and Data Protection Regulation
”
for more information.
International Operations
CIS Expansion
We believe that our buyer and seller value propositions will be attractive to consumers and merchants in other countries in the CIS region. Our international expansion allows us to further expand the total addressable market beyond Russia and capture the opportunity in additional underpenetrated
e-commerce
markets. We launched our operations in Belarus and Kazakhstan in 2021. Our customers in Belarus can order products on our platform and collect their parcels from one of more than 3,000 “Belpochta” offices (post offices) across Belarus. In order to further enhance the convenience of our buyers in Belarus, we established a network of pick-up
points in Belarus by implementing our
pick-up
point franchising solution. We believe Kazakhstan offers an attractive opportunity for Ozon to offer its wide multi-category goods to the customers, and we launched our operations in Kazakhstan in the second half of 2021. We also aim to onboard Belarussian and Kazakh merchants to our platform, which will provide Russian consumers an even greater assortment of products while providing Belarussian and Kazakh businesses, from SMEs and large brands, greater access to the Russian consumer market.

Intellectual Property
We rely primarily on a combination of trademark, software and domain names regulation in Russia, as well as contract provisions to protect our intellectual property.
“Ozon.ru” is a registered trademark in Russia where it is considered to be a “well-known” trademark with respect to our key services. Ozon.ru is also a registered trademark in the U.S., Israel, Germany, Latvia, Lithuania, Estonia and some former Commonwealth of Independent States (“CIS”) countries that are designated contracting parties under the Madrid Agreement Concerning the International Registration of Marks dated April 14, 1891 (the “Madrid Agreement”) and the Protocol to the Madrid Agreement dated June 27, 1989 (the “Protocol to the Madrid Agreement”). We have other registered trademarks in Russia, which include “Ozon” and “Ozon Travel.”
Our employee contracts contain terms that provide us with rights to all software developed by our employees in the course of their employment with us. We occasionally engage third parties to develop software that is not material to our operations, and, in each case, we seek to engage such third parties under copyright assignment agreements or license agreements, as applicable.
Our domain name “Ozon” is duly registered and has legal protection in Russia.
Litres
We hold a 42.27% interest in Litres, the leader in the licensed digital books market in Russia and the CIS countries. We believe that Litres has demonstrated a high level of growth and profitability. In the year ended December 31, 2021, Litres had revenue of
~~P~~
6,742 million, a 33% increase from
~~P~~
5,077 million in the year ended December 31, 2020. Litres had a net income margin (which we define as Litres’ total comprehensive income as a percentage of Litres’ revenue) of 7.5% in the year ended December 31, 2021. Litres has a diversified offering of digital books products. Litres sells digital books and audiobooks through “pay-per-download” sales
on the Litres website and mobile apps (that are compatible with both iOS and Android) or through paid subscriptions on its Mybook and “Zvuki slov” websites and mobile apps (that are compatible with both iOS and Android). Litres also serves as a self-publishing platform for authors through its Litres.Selfpub service.
OZON.Travel
OZON.Travel is one of the leading online travel agencies in Russia that offers a one-stop platform
for flight and railway ticket bookings and hotel reservations for both B2C and B2B clients. OZON.Travel also offers B2B services to small and medium-sized
enterprises by providing them a high-quality mobile app, flexible payment options and seamless electronic document reconciliation, reports and transactions. As of December 31, 2021, OZON.Travel was fully integrated with Ozon.ru, the main
e-commerce
platform business, which enables us to promote OZON.Travel to our large buyer base. In the year ended December 31, 2021, OZON.Travel had revenue of
~~P~~
429 million, a 4% decrease from
~~P~~
445 million in the year ended December 31, 2020, primarily due to regulatory restrictions on movement related to the
COVID-19
pandemic.
Seasonality
Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Black Friday sales in November. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to “
Quarterly Data
” in Item 5 “
Operating and Financial Review and Prospects
.”
Licenses
Please refer to Item 5.C “
Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.
” for description of the licenses currently held by our group companies.

Sustainability at Ozon
As one of the leading multi-category
e-commerce
players in Russia, according to INFOLine, we appreciate the significance of our ESG agenda to our stakeholders. In 2021, we formed our dedicated ESG team and introduced our sustainability agenda. Our mission, values and business goals, as well as our existing policies and procedures, have served as the foundation for the development of our sustainability framework. We have defined four main sustainability areas within our sustainability framework, which we believe are the most relevant to our business and stakeholders:

•	Labor & Diversity – how we build a motivated and cohesive team and the steps we take to be the employer of choice for our employees.

•
Economic
 & Community Empowerment
– how we create growth opportunities for individuals and businesses in the areas where we operate and the actions we take to make a positive impact on the communities we work with.

•	Trustworthy Ecosystem – how we meet our ethical and compliance standards, ensure the safety of our services, and build the trust of our stakeholders in the Ozon ecosystem.

•	Environment – how we manage the environmental impact of our operations.
Among our key priorities are the development of our business and operational practices in line with our sustainability framework, the improvement of the transparency of our ESG impact and increasing the awareness of our employees and business partners about the importance of sustainable business practices.
Labor and Diversity
Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees in all areas of our business. We strive to build a strong and welcoming corporate culture, achieve high levels of personnel engagement and provide support and benefits to support our employees. We believe that the rapid development of our team is primarily attributable to our strong human resources management, which is based on strict legal compliance and adherence to best practices.
Diversity and Non-Discrimination
Our employee headcount has grown significantly in the year ended December 31, 2021. As of December 31, 2021, we had a total of 45,854 employees, compared to 14,834 employees as of December 31, 2020 and 13,007 employees as of December 31, 2019. As of December 31, 2021, 50% of our employees were under 30 years old, 48% were 30 to 50 years old and 2% were over 50 years old. As of the same date, 44% of our employees and 37% of our managerial employees were women. See also Item 6.D
“
Directors, Senior Management and Employees
—
Employees
”
for more information
.
We have a zero tolerance policy towards discrimination or harassment of any kind among our employees and are committed to ensuring that all of our workplaces are free of discrimination and harassment, including based on race, color, religion, age, gender, national origin, ancestry, sexual orientation, disability and veteran status.
Talent Attraction and Development
Our hiring criteria are based exclusively on the qualifications, skills and competence of each applicant. We offer equal opportunities to both external candidates and our existing employees wishing to take up a new position. In the year ended December 31, 2021, we hired 27,946 new employees, a more than five-fold increase from 4,900 new hires in the year ended December 31, 2020.

To attract professionals, we have invested in our HR brand. The appeal and success of our HR brand is evidenced by our achievement of leading positions in various employer ratings. In the year ended December 31, 2021, among other recognition, we received the Employer’s Choice Award and the Gold Award in Forbes’ Best Russian Employers ranking and became the most attractive employer in e-commerce according to the Employer Brand Research 2021 report published by Randstad.
We are developing our flagship internship programs “Ozon Camp,” “Off Cycle” and “Ozon Tech.” In the year ended December 31, 2021, we had 1,004 interns in “Ozon Camp” and “Off Cycle,” with a 70% intern-to-full-time-employee conversion rate, and 398 interns in “Ozon Tech,” with an 84% intern-to-full-time-employee conversion rate.
A core element of our HR policy is our high-quality and
up-to-date
professional development programs. It is important to us to ensure that our employees have access to opportunities to develop their skills, experience, and competences so that they may succeed in new roles and environments. The ways in which we facilitate the professional development of our employees include access to our internal corporate online learning portal, an electronic library and a video course catalogue, external professional events and master classes.
Motivation and Benefits
It is important to us that our employees are fairly rewarded for their contributions to our business and are motivated to work with us. We provide a variety of benefits and opportunities for personal and professional development, with the aim of maintaining a high level of employee engagement and loyalty. Our comprehensive suite of employee incentives includes a health and life insurance program, partial reimbursement of food and taxi expenses, and a preferential mortgage program. In addition to monthly payments, some categories of employees may participate in a supplementary bonus system with two options: stock-based remuneration (restricted stock units, or RSUs; see Item 6.B “
Directors, Senior Management and Employees—Compensation—Equity Incentive Plans
”) or a cash bonus for outstanding performance.
Occupational Safety and
COVID-19
It is our aim to ensure that our employees have a safe and comfortable working environment. In the year ended December 31, 2021, we did not have any work-related fatalities among our staff members or experience any employee-related strikes.
In the wake of the COVID-19 pandemic, in 2021, we actively implemented measures to support and protect our employees from COVID-19-related risks by monitoring and controlling the epidemiological situation and strictly complying with legal requirements. The measures we implemented to counter the spread of
COVID-19
included the government stay-at-home orders and limited quarantine measures, social distancing, compulsory use of protective equipment, psychological support, vaccination subsidies.
Economic and Community Empowerment
Due to the large scale of our operations, we believe that we have a material impact on the socio-economic development of the communities in which we operate, including in relation to sellers, buyers, business partners and authorities and, more generally, the people who live and work in areas in which we operate.
Helping small and
medium-sized
businesses (“SMEs”), including self-employed entrepreneurs, to develop and grow is one of our priorities. As of December 31, 2021, SMEs comprised approximately 90% of all active sellers and accounted for approximately 86% of Share of Marketplace GMV for that year. As of December 31, 2021, over 75% of our sellers were based outside of Moscow. Our franchise model for our pick-up
points network provides local entrepreneurs with the opportunity to become our pickup point franchise partners. As of December 31, 2021, franchisees accounted for over 90% of our offline pick-up
locations across Russia.

In 2021, we launched the “Ozon Care” charity program, which leverages our Marketplace to connect buyers, sellers and charitable organizations to benefit vulnerable socio-economic groups. Ozon Care provides charitable foundations with access to a large pool of potential donors, by allowing our buyers to incorporate charitable donations into their online shopping experience. As of December 31, 2021, 14 charitable organizations had joined Ozon Care, and over
~~P~~
2 million had been contributed to charitable organizations under Ozon Care. Each nonprofit organization participating in Ozon Care is required to go through a verification process and comply with our Charity Policy.
Trustworthy Corporate Practices
Ethics & Compliance
Ozon is a dynamic growing organization with a large workforce. Although the workforce has grown significantly over the past two years, we are determined to build and maintain a strong corporate culture based on ethical principles. We have developed a system of compliance policies, procedures and controls across our business operations in Russia and beyond to manage our regulatory compliance obligations. Our compliance team participates in the business decision-making processes, implements leading practices, monitors risks and works on employee awareness.
The policies implemented across our Group include, but are not limited to, our Code of Business Conduct and Ethics (see Item 16B “
Code of Ethics
”), Anti-Bribery and Corruption Policy, Insider Trading Policy and List of Inside Information, Anti-Illicit Trade Policy, Anti-Money Laundering Policy, Conflicts of Interest Policy and Charity Policy.
Our employees undergo online compliance trainings at least annually. The key compliance training on the Rules of Corporate Ethics and Business Conduct, which includes an anti-corruption regulatory compliance component was completed by 93% of our office employees to whom it was assigned in 2021.
Our Compliance Hotline is a channel that is available 24/7 and administered by a reputable Russian- and English-speaking service provider for anonymously reporting employee or counterparty misconduct. The Compliance Hotline was established in 2019, all reports received via the hotline are considered in accordance with internal procedures and rules.
Cybersecurity and Data Privacy
Cybersecurity is of high importance to us. We have invested in developing a robust information security system to minimize our exposure to, and mitigate potential losses from, cyberattacks. As a customer-oriented business, we strive to achieve high levels of cybersecurity without compromise on the user experience of our buyers and sellers.
We treat user data carefully and require our business partners and service providers to meet our standards on data management and security. We have implemented measures to protect the data we store and process (including confidential, personal, financial and intellectual property) from theft, unauthorized access and tampering.
Our priorities in the field of cybersecurity and data privacy are:

•	protection of the personal data of our partners and customers and the development of information security tools and protocols;

•	promotion of the principle of “safety by design;”

•	maintaining user trust and public credibility;

•	raising awareness about the necessity of information security among the employees and customers; and

•	prevention of unauthorized access to our computer systems, networks and databases.

Our Information Security team is headed by the Chief Information Security Officer, who reports to the Chief Technology Officer. The Chief Technology Officer regularly reports to our Executive Director on cybersecurity inclusively. We have established an Information Security team that is dedicated towards ensuring the smooth operation of our business and the safe and pleasant interaction of our customers with our platforms. Our Information Security team was expanded in 2021, and we established a separate dedicated cybersecurity team for our Fintech solutions to ensure the security of all financial transactions made on our platform.
Our activities comply with applicable standards and regulations in the field of information security and data privacy. See Item 4.B “
Information on the Company—Business Overview—Regulatory Environment—Privacy and Data Protection Regulation
” for more information.
The “lifecycle” of personal data is described
step-by-step
in our privacy policy and consist of the collection, usage, transfer, access, user control and destruction of data. At each step, we comply with applicable legislation and always rely on appropriate legal grounds for the processing of personal data. Our goal is to limit the information we collect to information that is necessary for our business operations.
To prevent cyber threats and protect our IT systems and user data, we conduct internal and external information security audits on a regular basis in accordance with the procedures prescribed in our internal policies. In 2021, we had an external information security audit of our Shopping App. For the annual confirmation of compliance with PCI DSS requirements, we passed an external audit of our payment card data processing systems.
To expand our data protection efforts, we launched the Bug Bounty Program in July 2020, which invites and incentivizes external security researchers to identify vulnerabilities in our IT systems and report them to us. More than 200 people have participated in the Bug Bounty Program since its launch, and, in 2021, participants submitted 128 valid reports and were rewarded an aggregate of $34,120.
In 2021, we updated and expanded the scope of the online training for all employees on information security and data privacy, which covers workplace protection and password policy, rules of safe communication and use of software, incident management and personal data protection.
Environmental Responsibility
In addition to compliance with environmental regulation, our environmental sustainability initiatives are aimed towards minimizing the environmental impact of our operations. We also strive to promote environmental sustainability awareness both within Ozon and in the broader community in which we operate.
We believe that our buyers are concerned about the environmental impact of the packaging we use for order fulfillment. To address this concern, we launched the “Ozon Recycle” program (“Ozon Recycle”) in 2014. Under Ozon Recycle, we collect and sell recyclable waste (such as cardboard boxes, stretch wrap, wooden pallets and plastic box scrap) to our partner waste management companies. Ozon-branded cardboard boxes and plastic bags are recyclable, and our cardboard packaging is made completely from wastepaper. Our buyers can also support Ozon Recycle by disposing of our
Ozon-branded
cardboard packaging at designated Ozon pick-up points, which will then be delivered to a recycling facility.
The percentage of waste sent for recycling is the key performance indicator we use to monitor our waste management performance. As of December 31, 2021, approximately 60% of waste generated from our operations (waste generated at fulfillment centers, sorting centers, dark stores and our own pick-up
points) was sent for recycling.
In 2021, Ozon Recycle won the “Green Award” from Russian Environmental Operator in the “Green
E-commerce”
nomination.

Regulatory Environment
Intellectual Property Regulation
Similar to many other Russian companies, we hold intellectual property rights to trademarks and other types of intellectual property and enjoy their protection under Russian law and international conventions. The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain physical form. In addition, we obtain exclusive rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired exclusive rights to copyright objects created by our employees during the course of their employment with us and within the scope of their job functions, which include the right to their further use and disposal.
Under Russian law, the registration of copyright is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property (“Rospatent”).
Trademarks, inventions, utility models and industrial designs require mandatory registration with Rospatent to have legal protection in Russia. Trademarks registered abroad under the Madrid Agreement and/or the Protocol to the Madrid Agreement, have equal legal protection in Russia as trademarks registered locally. Our main brands are registered as trademarks in Russia. We have several Ozon-related brands registered in the U.S., Israel, Germany, Latvia, Lithuania, Estonia and some former CIS countries under the Madrid Agreement and the Protocol to the Madrid Agreement.
The Civil Code generally provides for the legal protection of trademarks registered with Rospatent. In addition, Russia protects trademarks registered under the Madrid Agreement and the Protocol to the Madrid Agreement if international registration of such trademarks extends to Russia.
Registration of a trademark in Russia by Rospatent is valid for 10 years after the filing. This term may be extended for additional 10 years an unlimited number of times. The same term applies to international registration of a trademark under the Madrid Agreement
.
 The registration is valid with respect to certain classes of goods or services selected by an applicant and will not be protected if used for other types of goods or services. In the absence of registration, the entity using the designation may not be able to protect its trademark against unauthorized use by a third party. If a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark.
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
We note, however, that the Russian legal system and courts do not have a reputation for protecting intellectual property rights as vigorously as jurisdictions such as the United States. As a result, we may face a higher risk of intellectual property infringement compared to companies operating in certain other jurisdictions. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be adversely affected. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to adequately protect our intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.
”
Advertising Regulation
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
Below is
a non-exhaustive list
of types and methods of advertising that are prohibited in Russia:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state or municipal authorities or officials;

•	depiction of smoking, consumption of products containing nicotine and alcohol consumption in advertising;

•	advertising of healing properties of a product that is not a registered medicine, medical device or medical service; and

•	omission of material facts that leads to advertising being misleading.
Russian law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.
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
In 2021, amendments that require major internet and e-commerce companies, including ourselves, to allocate 5% of website advertising capacities to social advertisements were adopted. If this threshold was to increase in the future or if we had to place social advertisements at uncompetitive prices, this could adversely affect advertising services that we offer and could lead to a decrease in advertising revenue.
In addition, the regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted or the current legislation were to be interpreted to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could impact the relevance of the advertisements distributed by us, reduce the number of parties engaging our services and ultimately decrease our advertising revenue, which would have a material adverse effect on our business, prospects, financial condition and results of operations. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Russia—We may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue.
”
Privacy and Data Protection Regulation
As we collect, store and otherwise handle personal data of our buyers, sellers and employees, we are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The Personal Data Law, among other things, requires that any processing of personal data of an individual (including collection, recording, systematization, accumulation, storage, use, transfer, blocking, deleting and destroying) is generally subject to such individual’s preliminary consent. Generally, the Personal Data Law does not require such consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.
However, in a number of cases the consent must be in writing, including:

•
where the processing relates to special sensitive categories of personal data (regarding the individual’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information);

•	where the processing of personal data relates to any physiological and biological characteristics of the individual which can help to establish his or her identity (biometric personal data);

•	cross-border transfers to a state that does not provide adequate protection of a personal data subject’s rights; and

•	the reporting or transferring of an employee’s personal data to a third party.
Written consents of individuals must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained. The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant individual. We endeavor to obtain personal data processing consents from all our users by asking them to click a relevant icon indicating such consent. In addition, in March 2021, the Personal Data Law was amended to restrict the usage of publicly available personal data, and all data operators processing publicly available personal data are required to comply with certain terms and restrictions, including obtaining a consent in a specified form. Failure to comply with legislation on personal data protection may lead to civil, disciplinary, administrative and criminal liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data.
The Personal Data Law requires personal data operators to conduct certain types of personal data processing with respect to Russian citizens exclusively with the use of Russian databases. These types of the so-called
“restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction or download. According to Roskomnadzor guidance, the parallel input of gathered personal data into a Russian information system and a foreign-based system is prohibited. These data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only. We comply with this requirement and process personal data of Russian citizens using Russian databases. Failure to comply with data processing requirements, including the localization requirement, may result in a court decision blocking our website and our inclusion in a special register for infringers of personal data processing requirements, as well as imposition of an administrative fine.
We comply with Russian legislation on information security and data protection, including the Law on Information, Information Technologies and Information Protection dated July 27, 2006 (as amended), which sets out key requirements for data protection in Russia; the Law on Trade Secrets dated July 29, 2004 (as amended), which establishes the legal regime of trade secrets in Russia, including measures related to trade secret data protection; and applicable CBR regulations concerning financial transactions of our banking subsidiaries. We also apply industry standards and existing world practices in the sphere of information security and data protection, such as PCI DSS, and the standards of third-party technology solutions that we use.
The Russian legal framework governing data protection continues to develop, and therefore, there may be uncertainties as to the application or interpretation of these laws. For example, no standard definition of a “database” exists within the law and, under definitions contained in the Civil Code, a variety of documents and virtual objects (for example, Microsoft Office files) may be referred to as a database. Our information resources, including personal data, may be stored in a virtual environment (as part of our own cloud computing), which may significantly hinder the determination of the exact location of each virtual object and make it more difficult for us to provide the required information on the location within the required period. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Russia—The legal framework governing
e-commerce,
data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.
”
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
We understand that the FAS could in the future focus on the markets that we are active in and could identify dominant players so that limitations and other requirements contained in the Competition Law would apply to their operations, such as the ban on establishment of the monopolistically high prices or discriminating conditions, or withdrawal of the product from the circulation. For example, in August 2021, the FAS introduced a draft guidance on the basic principles of interaction between participants of digital markets. This guidance provides for, among others, reasonable transparency of digital platforms, neutrality towards other market participants, including competitors, and safeguards for the platform users’ rights. In February 2022, the FAS and leading Russian IT, internet and e-commerce companies, including ourselves, signed the final version of this guidance. Given the lack of enforcement practice in Russia related to digital platforms, however, we cannot precisely evaluate the future impact of this initiative on our business practices.
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

•
Regulation of the Russian Government dated December 31, 2020, approving, among others, rules of the distant retail sale of products, establishes a general framework between sellers and buyers in respect of distant sale of products. The regulation provides for conditions of entering into the contract of distant sale, obligation of the seller to provide full and accurate information on the product, as well as specific rights of the buyer, such as rejection and return of certain products. In addition, the regulation sets out criteria when the product is deemed unsuitable for distant sale and provides for other rules and restrictions.

If we expand the categories of products we are offering (for example, alcoholic beverages), we will need to follow the effective rules of the sale of such products, which may be subject to uncertain interpretation or application by the Russian courts and enforcement authorities and result in increased regulatory scrutiny of our business or even the restriction or a ban of our Buyer Website and Shopping App. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our expansion into new products, services, technologies and geographic regions subjects us to additional risks.
”
On May 16, 2020, the Russian Government adopted the procedure for the issuance of permits on distant sale of pharmaceuticals. In order to be eligible for the permit, a company must have a pharmaceutical license for at least one year; places for the storage of orders compliant with the rules on medical product storage; a website or mobile app; its own or third-party courier service with cold chain capabilities; and an electronic or mobile payment system to pay for goods at the place of service. The permits are issued by Roszdravnadzor, a Russian regulatory authority in the sphere. From September 1, 2021, a company wishing to sell pharmaceutical online, instead of having a website or a mobile app, may enter into an agreement with a marketplace that provides for:

•	publication of the offer to purchase pharmaceuticals on the website or the mobile app of the marketplace;

•	order booking by the marketplace; and

•	direct prepaid sale of pharmaceuticals to the buyer by the marketplace on behalf of the company.
In addition, in light of the spread
of COVID-19, in
April 2020, the Russian Parliament adopted a number of laws toughening administrative and criminal liability for the breach of sanitary-epidemiologic regulations. As a result, we have to bear additional expenses to ensure compliance with sanitary-epidemiologic rules and regulations.
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
procedures).

Employment Regulation
As of December 31, 2021, we had 45,854 employees working in our fulfillment centers, delivery infrastructure operations and research labs and corporate offices. Employment matters in Russia are governed mainly by the Labor Code and by numerous implementing enactments of Russian authorities, which are enforced by the Russian courts and the Federal Service on Labor and Employment. The Labor Code sets out minimum rights of employees that must be complied with by any employer in Russia. Employment is required to be documented by an employment agreement that must, as a general rule, be for an indefinite term. Unilateral early termination of employment agreements by an employer is possible only for certain reasons expressly outlined in the law, and is subject to the provision by the employer of specified remedies to the employee, except in the case of a termination for cause.
In 2018, the law on the special tax regime for the “self-employed” was adopted in several constituent entities of Russia. For the purposes of this law, a self-employed person is an individual conducting income-generating activities while not having an employer, not engaging employees and not benefiting from the property income. The income tax rate for the self-employed varies from 4% to 6%, as opposed to the standard 13% applicable income tax rate. Starting from July 1, 2020, the regime was extended to all constituent entities of Russia. The extension of the self-employed regime allowed us to engage couriers and other temporary workers in a more effective way.
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
One of our key Russian operating subsidiaries contracts with some individuals who are registered as self-employed and individual entrepreneurs (for example, couriers that help with our fulfillment and logistics). As such, based on current legislation, we do not consider these individuals to be members of our staff, and we are not obliged to pay or withhold any taxes or contributions when making payments to them. As a result, there is a risk that the courts may, upon the demand of the Russian authorities or the relevant individual entrepreneurs or self-employed individuals, reclassify our relationships with such individuals as labor relationships if such individuals are regularly and predominantly working for the benefit of our Russian subsidiaries, which could result in the assessment of additional taxes, penalties and other liabilities on our Russian subsidiaries and could adversely affect our business, prospects, financial condition and results of operations. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Our Business or Industry—Our business may be adversely affected if counterparties that we contract with who are registered as individual entrepreneurs or self-employed persons, which includes couriers, are classified as our employees.
”
Customs Regulation
The Eurasian Economic Commission has the authority to establish customs duties. Personal use products sent to Russia through international mail are free from these duties if their price does not exceed certain thresholds. In 2019 and 2020, the threshold price of personal use products sent to Russia from abroad through international mail that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. In March 2022, the threshold price was temporarily increased to €1,000 until October 1, 2022. This regulation appeared beneficial for the internal market, and subsequently, our turnover. However, we cannot precisely evaluate the contribution of this new rule to our turnover. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Our Business and Industry—An increase in the share of international
e-commerce
companies in the Russian market or changes in measures aimed at restricting international
e-commerce
may adversely affect our business and results of operations.
”

Banking Regulation
Ozon Bank and Ecom Bank, our subsidiaries, operate as credit organizations in Russia and are therefore subject to a number of laws and regulations applicable to banks. The Russian Law “On Banks and Banking Activities” dated December 2, 1990 (as amended, the “Banking Law”) is the principal law regulating the Russian banking sector. Among other things, it defines credit organizations, sets forth the list of banking operations and other transactions that credit organizations may perform and establishes the framework for the registration and licensing of credit organizations and the regulation of banking activity by the CBR.
From 2017, the Banking Law divides Russian banks into two groups: banks with a general license and banks with a basic license. A bank with a basic license may not perform certain kinds of banking operations with foreign persons, such as placement of funds deposited with it by individuals and legal entities on its behalf and for its own account, depositing and placement of precious metals, issuance of bank guarantees or acting as a surety, leasing operations, acquisition of claims against foreign persons, as well as opening of a correspondent account with a foreign bank, save for the purposes of participating in foreign payment systems. As of the date of this Annual Report, Ozon Bank holds a basic banking license and Ecom Bank holds a general banking license.
Licensing
A license must be obtained from the CBR in order for any institution to engage in banking activities as defined in the Banking Law. Applicants must be incorporated within Russia and registered with the CBR as a credit organization, and submit, among other things, a feasibility report and detailed information on the suitability of the applicant’s management team. A banking license may be denied for a number of reasons, including if the financial standing of the founders of the bank is deemed by the CBR to be unsatisfactory or if the proposed board members or proposed candidates for the senior management of the bank, including the chief executive officer, the chief accountant and heads of internal control, internal audit and risk management departments, are deemed to be unsuitable or do not meet the qualification requirements.
Under the Banking Law, a bank’s license may be revoked by the CBR if, among other things:

•	the information upon which the license has been issued is untrue and misleading;

•	the bank delays the commencement of its operations for more than one year from the issue of the license;

•	reporting statements submitted by the bank turn out to be materially untrue and misleading;

•	the bank delays submission of its monthly reports to the CBR for more than 15 days;

•	the bank conducts banking operations (or a single operation) not permitted by its license;

•
the bank’s activities do not comply with Russian banking, insider trading or anti-money laundering legislation or regulations of the CBR and the bank has been subject to sanctions for such breaches or non-compliance
before;

•	in cases of insolvency, the revocation of the banking license is requested by the temporary administration appointed to the bank; or

•	the bank repeatedly fails to submit updated information required to be reflected in the Russian Unified State Register of Legal Entities.
The CBR must revoke a bank’s license if, among other things:

•	its capital adequacy ratio falls below 2%;

•	its regulatory capital is less than its minimal charter capital as set by the CBR;

•	the bank fails to adjust its charter capital to its regulatory capital according to CBR requirements within 45 days of the CBR notification;

•
the bank fails to satisfy the claims of its creditors or make mandatory payments (for example, taxes and duties) amounting to an aggregate minimum of
~~P~~
100 thousand within 14 days of such amounts falling due; or

•	the amount of the bank’s regulatory capital is less than a certain statutory threshold during a certain defined period of time.
Charter Capital Requirements
The Banking Law sets out the minimum charter capital for newly-established banks in Russia the amount of
~~P~~
1 billion for a bank with a general license and
~~P~~
300 million for a bank with a basic license. As of the date of this Annual Report, the charter capital of Ozon Bank amounted to
~~P~~
345 million and the charter capital of Ecom Bank amounted to
~~P~~
3.6 billion.
Further, under the Banking Law, the minimum regulatory capital amounts to
~~P~~
1 billion for banks applying for the status of a bank with a general license and to
~~P~~
300 million for banks applying for the status of a bank with a basic license. As of April 1, 2022, both Ozon Bank and Ecom Bank satisfied the minimum regulatory capital requirements for banks.
Reporting Requirements
Russian banks must regularly submit balance sheets to the CBR, together with financial statements showing their actual respective financial positions. They must also inform the CBR in respect of providing large loans, guarantees and sureties (exceeding 5% of a bank’s capital in respect of a single client). The CBR may at any time carry out full or selective checks of a bank’s submissions, and may inspect all books and records of the bank. In addition, annual audits must be carried out by an audit company that is a member of a self-regulatory organization of auditors. All credit organizations in Russia are required to prepare financial statements according to both Russian Accounting Standards and IFRS. Banks must also regularly file reports on its activities with the CBR in the prescribed form.
Mandatory Reserve Deposit Requirements
To cover loan losses and currency, interest and financial risks, the CBR requires banks to form mandatory reserve deposits and keep them in designated non-interest-bearing
accounts with the CBR. Particular reserve requirements are set by the Board of Directors of the CBR from time to time. As of the date of this Annual Report, banks are required to post mandatory reserves to be held on special non-interest-bearing
accounts with the CBR or to sustain an average amount of mandatory reserves on the banks’ correspondent accounts with the CBR. From April 1, 2022, mandatory reserves applicable to credit organizations with a general license amounted to 2.00% in respect of all obligations both in rubles and in foreign currency, and mandatory reserves applicable to credit organizations with a basic license amounted to 1.00% in respect of all obligations in rubles and 2.00% in respect of all obligations in foreign currency. From May 1, 2022, mandatory reserves applicable to both credit organizations with a general license and credit organizations with a basic license in respect of all obligations in foreign currency amounted to 4.00%.

The CBR and its regional units have the right to conduct unscheduled audits of credit organizations to monitor their compliance with the reserve rules. If a bank does not comply with the mandatory cash balance requirements, the CBR may impose a fine and directly debit the bank’s correspondent account with the CBR in respect of the shortfall in reserve amounts.
Capital Control and Protection Measures Related to the Geopolitical Crisis
Surrounding Ukraine
In response to the sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine, Russia identified 48 states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability of Russia.
Among others, the board of directors of the CBR adopted decision to increase the CBR key interest rate to 20.00% (subsequently reduced to 17.00% as of the date of this Annual Report and to 14.00% from May 4, 2022) from 9.50%.
Decree No. 79 of the Russian President dated February 28, 2022 (“Decree No. 79”) introduced a mandatory sale of 80% of foreign currency proceeds by Russian currency residents participating in foreign economic activity within three business days from the date of crediting of the foreign currency. On April 21, 2022, the CBR temporarily extended the mandatory sale period to 60 business days until September 1, 2022. A different amount of the foreign currency proceeds subject to the mandatory sale may be approved by the Russian Government Commission for the Control of Foreign Investments (the “Government Commission”) or by the CBR as provided by Decree No. 126 of the Russian President dated March 18, 2022 (“Decree No. 126”). Further, Decree No. 79 banned foreign currency loans to non-Russian residents and certain foreign currency transfers abroad unless a permit granted by the Government Commission under Decree No. 81 of the Russian President dated March 1, 2022 (“Decree No. 81”).
Decree No. 81 also established the Government Commission’s approval regime for transactions between non-Russian residents from “hostile” states and Russian currency residents with respect to shares and real estate. In its official clarification, the CBR provided for exceptions with respect to transactions resulting in transfer of title to shares accounted for in foreign depositories and real estate located outside of Russia, provided that the settlement is made through the foreign bank account duly disclosed to Russian tax authorities. The Government Commission provided for further exceptions, including with respect to transactions resulting in transfer of title to real estate from or to Russian companies where persons from “hostile” states own the amount of shares not exceeding certain thresholds.
Decree No. 95 of the Russian President dated March 5, 2022 established a special procedure for the servicing and repayment of external debt exceeding p10 million per month by foreign creditors from “hostile” states (including the use of a special ruble account or a permit from the CBR or the Russian Ministry of Finance for debt repayment). The CBR also ordered depositories to credit dividends received by non-Russian residents from “hostile” states to the special ruble accounts.
Decree No. 126 prohibits Russian currency residents from paying for shares, contributions and participatory units in the assets (authorized or share capital) of a non-Russian resident unless the CBR’s permit is provided. Decree No. 126 and certain decisions of the CBR also establish limitations on the amount of prepayments and advance payments made by Russian currency residents (except for individuals who are not individual entrepreneurs, Russian credit organizations and Russian state development corporation VEB.RF) to non-Russian residents in respect of certain types of contracts as set out by the CBR. As of the date of this Annual Report, such limitations are set at 30% of the amount of obligations in respect of each eligible contract.
On March 9, 2022 the Russian Government issued Decrees No. 311, No. 312 and No. 313, which generally prohibit exports of certain goods and equipment from Russia until the end of 2022. From March 10, 2022, a wide range of goods, including manufacturing, telecommunications and medical equipment, means of transport and agricultural machinery, are prohibited for export to the majority of foreign states. In contrast, exports to the Eurasian Economic Union member states are subject to a special temporary permit issued by the relevant Russian ministry depending on the type of goods exported.
See Item 3.D “
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment
—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” for more detail.
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
D. Property, Plants and Equipment
We lease and operate a network of fulfillment centers across Russia with a total building footprint of approximately 499,000 square meters. Our fulfillment centers are located in Moscow, Tver, Saint Petersburg, Kaliningrad, Kazan, Yekaterinburg, Rostov-on-Don, Novosibirsk, Khabarovsk and Nur-Sultan.

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

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled Item 3.A “Key Information—Selected Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and is affected by numerous risks and uncertainties, including those described in Item 3.D “Key Information—Risk Factors” of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.
A. Operating Results
Overview
We are a leading
e-commerce
platform in the large, fragmented, underpenetrated and growing Russian
e-commerce
market, according to INFOLine. In the year ended December 31, 2021, our platform served over 25.6 million active buyers in Russia and over 90 thousand active sellers. Our mission is to transform the Russian consumer economy by offering the widest selection of products, exceptional value and maximum online shopping convenience among Russian
e-commerce
companies, while empowering partners to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure and our cutting-edge technology and strong culture of innovation.
We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 65% of our GMV incl. services and 25% of our total revenue in the year ended December 31, 2021. We also sell products directly to our buyers through our Direct Sales business, which represented 32% of our GMV incl. services and 68% of our total revenue in the year ended December 31, 2021. We have approximately 82 million SKUs, as of December 31, 2021, spanning across multiple categories, including electronics, home and decor, children’s goods, FMCG, fresh food and car parts, at competitive prices and with a wide range of delivery options. This business model also enables us to better manage our inventory and enhance the online shopping experience of our buyers for certain product categories and geographical regions through our Direct Sales business. We attract sellers to our platform with a strong value proposition that combines access to millions of our active buyers with a comprehensive set of tools and services for our sellers, such as sales management solutions, with access to data analytics and advertising services, financial products and fulfillment and delivery services through our nationwide logistics infrastructure. These seller-facing tools and services equip our sellers to attract more buyers, grow their sales and provide a seamless transaction and buyer experience.
In the year ended December 31, 2021, our platform served over 25.6 million active buyers who placed an average of 8.7 orders during that period, an increase from approximately 13.8 million active buyers who placed an average of 5.4 orders in the year ended December 31, 2020. For the year ended December 31, 2021, our GMV incl. services increased to
~~P~~
448,260 million from
~~P~~
197,414 million in the year ended December 31, 2020, an increase of 127% in 2021, and from
~~P~~
80,815 million in the year ended December 31, 2019, a
year-on-year
increase of approximately 144% in 2020.
Due to significant expenses required to finance our growth, we incurred a loss of
~~P~~
56,779 million,
~~P~~
22,264 million and
~~P~~
19,363 million in the years ended December 31, 2021, 2020 and 2019, respectively.
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine, as well as further regulatory measures taken by the Russian Government in response, have had a significant, and in many cases, unprecedented, impact on companies operating in Russia. These actions have had, and are expected to continue to have, a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs. The imposed sanctions in response to the geopolitical crisis surrounding Ukraine and their impact on the Russian economy may prevent us from achieving our financial, operational and strategic objectives, including those described below and elsewhere in this Annual Report. Past performance may not necessarily be indicative of our future performance. See Item 3.D
“
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.”

Factors Affecting Our Financial Condition and Results of Operations
Our financial condition and results of operations are driven by our success in attracting and retaining buyers to our platform and increasing the frequency of the purchases they make, as well as our ability to enhance the efficiency of our operations as we continue to grow. In 2020, 2021 and 2022 to date, our results of operations were also affected by the
COVID-19
pandemic and related response measures, as well as the ongoing geopolitical crisis surrounding Ukraine. See Item 3.D
“
Key Information—Risk Factors
” for more details.
Loyalty and engagement of our buyers
Our financial results have benefited from increased buyer retention and higher order frequency in recent years. We review performance of our active buyers on an annual cohort basis. Each buyer cohort is defined as buyers who placed their first order during a specific year. We track the repeat orders made by buyers in each cohort.
Based on our internal company data, we believe that the loyalty of our buyers has strengthened in recent years. We review the performance of our active buyers on an annual cohort basis, where each cohort includes buyers who placed their first order in the relevant year. We track the number of orders placed by our buyers in each cohort and value of goods sold.
As indicated on the following charts, the growth in active buyers was further augmented by the increasing number of annual orders placed per buyer (net of returns and cancellations) and value of goods sold per buyer, with each new cohort performing better than previous cohorts. We plan to continue developing our core business and adjacent verticals to improve buyer loyalty and engagement, including our Fintech solutions, Ozon fresh and OZON Premium offerings.

Going forward, we expect the expansion of our product assortment, the strengthening of our brand awareness and product enhancement to result in increased loyalty and engagement of our active buyers.
Number of our buyers, sellers and the assortment offered on our platform
The combination of our wide selection of products, competitive prices and convenient buyer shopping experience, coupled with our strong brand awareness and seller support tools and services, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in an expansion of our product catalog and increased buyer retention. We have seen significant increases in the number of active buyers on our platform in recent periods. As of December 31, 2021, we had 25.6 million active buyers, compared to 13.8 million and 7.9 million active buyers as of December 31, 2020 and 2019, respectively. This powerful network effect has allowed us to grow significantly faster than the Russian
e-commerce
market, with our GMV incl. services reaching
~~P~~
448,260 million for the year ended December 31, 2021, a 127%
year-on-year
increase from
~~P~~
197,414 million for the year ended December 31, 2020.
We actively focus on increasing the range of features we offer to sellers to enhance the attractiveness of our Marketplace to our current and potential sellers. We have developed a number of initiatives, including the OZON. Seller platform and our newly launched Seller App, which give our sellers access to a broad set of advanced tools for stock management, assortment management, product pricing and marketing, including analytical and financial performance reports on their sales and expenses such as storage, returns or fulfillment expenses, as well as a suite of promotional and profit management tools. We believe that the increase in the number of active sellers on our Marketplace and continuing growth of our active buyers and assortment of products created demand for our high-margin advertising services, which has led to strong growth in our advertising revenue.
In addition to our Marketplace, we also operate our Direct Sales business, where we purchase products to be sold directly to our buyers. The successful operation of our Direct Sales business depends on a number of factors, including our ability to increase the range of products sold by us directly, achieve competitive prices for such products and ensure the necessary amount of stock in our fulfillment centers for the timely delivery of products to our buyers. Notwithstanding the launch of our Marketplace in September 2018, we have chosen to retain the Direct Sales business for certain products. We believe that the Direct Sales business allows us to optimize revenue from goods sold on our platform and allows us to manage our working capital in a more efficient manner. In particular, we sell products through Direct Sales that are in high demand, such as “bestsellers,” and have predictable purchasing trends. The high demand for these products ensures a high turnover of inventory, minimizing the amount of unsold inventory held at our fulfillment centers, and the predictable purchasing trends enable us to effectively manage the restocking of inventory to avoid purchasing excess inventory. The products that we sell through Direct Sales will vary depending on shifts in demand and purchasing trends. The same products may be sold by us on a Direct Sales basis and by our sellers on our Marketplace at the same time.
In any particular period, changes in the volume of products sold through our Marketplace or our Direct Sales business will impact our revenue, cost of sales and our gross profit as sales through our Marketplace generate higher gross margins.
Efficiency of our fulfillment and delivery operations
We have built a comprehensive logistics and fulfillment service, which we believe is one of the leading
e-commerce
fulfillment and delivery services in Russia. This logistics and fulfillment service is structured to maximize the revenue we generate from fulfillment and delivery activities while minimizing fulfillment and delivery expenses. We generate revenue from our fulfillment activities mainly through delivery charges to our buyers and as a part of Marketplace commission from our sellers. We incur fulfillment expenses primarily from our network of fulfillment centers, where we store products sold by us directly and provide storage services to our sellers using the FBO model. Delivery expenses are incurred for our delivery network comprising sorting centers, couriers, pick-up
points and parcel lockers.

Our fulfillment and delivery expenses are highly dependent on a number of factors, such as volume of orders and level of utilization for fulfillment and sorting centers, as well as for pick-up
points and parcel lockers, density of orders, delivery distance and method. We believe our business will gain efficiency and improvement in expenses as a percentage of GMV incl. services in fulfillment infrastructure as a result of long-term normalization of operating costs at our recently launched fulfillment centers and those we plan to launch in the near future as they reach long-term normalized levels of utilization. We also expect to see improvement in the efficiency of our delivery network following the establishment of our new fulfillment centers in a number of Russian regions to decrease the delivery distance, future growth in density of courier orders and growth in utilization of parcel lockers and pick-up
points over the long term.
Our ability to leverage our growing scale
We have a relentless focus on maintaining a leading position across existing product categories while continuing to scale our business in order to improve our margins. The factors mentioned below are the key drivers of this trend:

•
Fulfillment and delivery expenses
: we have observed significant expansion of our fulfillment and delivery infrastructure, with our total warehouse footprint approximately tripling in the year ended December 31, 2021. This has allowed us to process a record 223.3 million orders in the same year and reduce our fulfillment and delivery cost per order.

•
Sales and marketing
: marketing costs have slightly increased as a percentage of GMV incl. services in the year ended December 31, 2021, primarily as a result of an increase in our marketing activities as we continued investing in customer acquisition and developing our brand awareness. In 2021, our marketing efforts, together with the increased share of organic traffic, led to an 86% increase in the number of active buyers.

•
Technology and content
: our technology and content expenses increased as a percentage of GMV incl. services, primarily as a result of our investments to improve the seller and buyer experience on our platform and upgrade our technology and data capabilities in 2019 through to 2021.

•
General and administrative
: our general and administrative expenses increased mainly driven by investments into talent acquisition to support further growth of our core
e-commerce
operations and new verticals.

While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of GMV incl. services and revenue over time as we benefit from economies of scale and operating leverage.
COVID-19
The
COVID-19
pandemic has led to significant global disruptions, which affected our business, as well as our buyers, sellers and suppliers. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business may be materially adversely affected by the
COVID-19
pandemic.
” As a result of the
COVID-19
pandemic and the mobility restrictions and other measures implemented by the Russian Government and regional authorities from time to time, which included social distancing, stay-at-home
orders and limited quarantine measures, we experienced a significant increase in the number of new active buyers, higher demand for products on our platform and an inflow of third-party sellers to our Marketplace. We believe the mobility restrictions led more sellers and suppliers to increase their online presence, as we believe that increasing their sales through our Marketplace and Direct Sales businesses are some of the key drivers of their sales growth. The mobility restrictions also increased
e-commerce
adoption by our buyers as we saw increased order frequency and spend on our platform during this time.

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
In the year ended December 31, 2021, our revenue increased to
~~P~~
178.2 billion, a 71% increase compared to
~~P~~
104.4 billion in the year ended December 31, 2020, which resulted primarily from an increase in demand for products sold through our platform. The increase in revenue also reflects the impact of measures that we implemented in 2019, 2020 and 2021, such as focusing on driving higher sales through our Marketplace, our marketing efforts undertaken in 2019, 2020 and 2021, and our expansion into a broad range of product categories.
We continue to closely monitor the impact of the
COVID-19
pandemic on our business. The pandemic and related actions taken by governments to limit its spread could cause a temporary closure of our operational facilities, interrupt our fulfillment, delivery or logistics systems or severely impact the behavior and operations of our sellers, buyers, suppliers and other users of our products and services. As further surges of the
COVID-19
pandemic are possible, the extent of its impact on our business in future periods remains uncertain.
Other Factors
Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Singles Day and Black Friday sales in November. We recognized 60%, 58% and 58% of our annual revenue during the second half of 2021, 2020 and 2019, respectively. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to “
—Quarterly Data.
”
Our business is also affected by macroeconomic conditions and the political environment in Russia, where our buyers and sellers are primarily located. The purchase capabilities of our buyers may be significantly influenced by political and economic developments in Russia and the effects of these factors on demand for products and services. The imposed sanctions in response to the ongoing geopolitical crisis surrounding Ukraine and their impact on the Russian economy may also have a significant impact on our ability to achieve profitability or our other financial objectives in the timeline we anticipate. See Item 3.D
“
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.”

Segments
For management purposes, our business is organized into business units, including Ozon.ru (our core
e-commerce
business, which is comprised of sales of multi-category consumer products through our Buyer Website and Shopping App) and other initiatives and verticals. These business units are managed separately and the results of their operations are reviewed by the chief operating decision maker on a regular basis, including for the purpose of allocating resources between the business units.
Ozon.ru represents over 99%, 99% and 98% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively. As Ozon.ru reflects the consolidated view of all operating segments, we present Ozon.ru as the only reportable segment.
Key Indicators of Financial and Operating Performance
We regularly review a number of metrics, including the following key financial and operating metrics, to evaluate our business, measure our performance and liquidity, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-IFRS
financial measures and operating measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

	For the year ended December 31,
( ~~P~~ in millions, except as indicated)	2021	2020	2019
GMV incl. services (1)	448,260	197,414	80,815
Share of Marketplace GMV, % (2)	64.8	47.8	17.4
Total revenue	178,215	104,350	60,104
Gross profit (3)	65,667	31,491	11,259
Gross profit as a percentage of GMV incl. services, %	14.6	16.0	13.9
Contribution (Loss)/Profit (4)	(10,573)	815	(5,549)
Contribution (Loss)/Profit as a percentage of GMV incl. services, %	(2.4)	0.4	(6.9)
Adjusted EBITDA (5)	(41,156)	(11,716)	(15,832)
Adjusted EBITDA as a percentage of GMV incl. services, %	(9.2)	(5.9)	(19.6)
Free Cash Flow (6)	(37,736)	(2,566)	(19,947)
Number of orders, million (7)	223.3	73.9	31.8
Number of active buyers, million (8)	25.6	13.8	7.9

(1)
GMV incl. services (gross merchandise value including revenue from services)
comprises the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

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
(4)
Contribution (Loss)/Profit
is a
non-IFRS
financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating
income/(expense), general and administrative expenses, technology and content expenses and sales and marketing expenses. Contribution (Loss)/Profit is disclosed here and elsewhere in this Annual Report to provide investors with additional information regarding our results of operations.

Contribution (Loss)/Profit is a supplemental
non-IFRS
financial measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution (Loss)/Profit in this Annual Report because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution (Loss)/Profit is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution (Loss)/Profit provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.
Contribution (Loss)/Profit excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution (Loss)/Profit should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.
The following table presents a reconciliation of loss for the period to Contribution (Loss)/Profit for each of the periods indicated:

( ~~P~~ in millions)	For the year ended December 31,
	2021	2020	2019
Loss for the period	(56,779)	(22,264)	(19,363)
Income tax expense/(benefit)	2	230	(216)
Total non-operating (income)/expense	(2,079)	4,711	967
General and administrative expenses	12,166	3,729	2,390
Technology and content expenses	11,422	4,394	3,520
Sales and marketing expenses	24,695	10,015	7,153

Contribution (Loss)/Profit	(10,573)	815	(5,549)

(5)
Adjusted EBITDA
is a
non-IFRS
financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating
income/(expense), depreciation and amortization and share-based compensation expense. Adjusted EBITDA is disclosed here and elsewhere in this Annual Report to provide investors with additional information regarding our results of operations.

Adjusted EBITDA is a supplemental
non-IFRS
financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this Annual Report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash
expenses and
non-operating
income/(expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.
We believe it is useful to exclude
non-cash
charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating
income/(expense) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

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
The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

( ~~P~~ in millions)	For the year ended December 31,
	2021	2020	2019
Loss for the period	(56,779)	(22,264)	(19,363)
Income tax expense/(benefit)	2	230	(216)
Total non-operating (income)/expense	(2,079)	4,711	967
Depreciation and amortization	9,880	4,963	2,590
Share-based compensation expense	7,820	644	190

Adjusted EBITDA	(41,156)	(11,716)	(15,832)

(6)
Free Cash Flow
is a
non-IFRS
financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which are comprised of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities. Free Cash Flow is disclosed here and elsewhere in this Annual Report to provide investors with additional information regarding our liquidity.

Free Cash Flow is a supplemental
non-IFRS
financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this Annual Report because it is an important indicator of our liquidity as it measures the amount of cash we (use)/generate and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.
Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash generated from/(used in) operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS
financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.
The following table presents a reconciliation of net cash generated from/(used in) operating activities to Free Cash Flow for each of the periods indicated:

( ~~P~~ in millions)	For the year ended December 31,
	2021	2020	2019
Net cash (used in)/generated from operating activities	(13,626)	6,570	(14,312)
Purchase of property, plant and equipment	(18,680)	(6,714)	(4,742)
Purchase of intangible assets	(661)	(126)	(26)
Payment of the principal portion of lease liabilities	(4,769)	(2,296)	(867)

Free Cash Flow	(37,736)	(2,566)	(19,947)

(7)	Number of orders is the total number of orders delivered in a given period, net of returns and cancellations.
(8)	Number of active buyers is the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.
Components of Our Results of Operations
GMV incl. services
GMV incl. services is the key driver of our revenue as the majority of our revenue is a function of our GMV incl. services. Our primary sources of revenue are the sales of goods under our Direct Sales model and Marketplace commissions from the sale of goods by sellers on our Marketplace. From time to time, the mix of the products sold through our Direct Sales and Marketplace businesses may change. These changes may impact our revenue as we recognize gross sales of goods net of returns and cancellations as revenue for our Direct Sales business and only Marketplace commission as revenue for Marketplace sales. Accordingly, we do not measure the volume of our operations on the basis of revenue but rather on the basis of our GMV incl. services, which also includes revenues from services rendered to our sellers and buyers, such as advertising and delivery services processed through our platform. Revenues from these services correlate with the volumes of goods sold on our platform.
Revenue
Sales of goods
relate to transactions where we act directly as the seller of goods we purchase from our suppliers (namely, through our Direct Sales business model). We recognize revenue from sales of goods on a gross basis, net of return and cancellation allowances when the goods are delivered to our buyers.
Service revenue
includes Marketplace commissions, charges for delivery services and advertising services and travel commissions.
Marketplace commission
represents net commission fees charged to third-party sellers for selling their products through our Marketplace. Upon a sale, we charge the third-party sellers a commission fee, which consists of a base fee and variable fee component. The base fee component of the commission fee is charged based on the product category for the relevant product. The variable fee component of the commission fee is paid by the sellers based on the additional services rendered to the sellers, such as storage fees for products stored at our fulfillment centers and delivery fees. Marketplace commission is recognized at the point of delivery of products to the buyers.

Delivery services
represent charges for the delivery of products to our buyers who place their orders through our mobile apps and website, as well as other customers who benefit from our delivery services.
Advertising services
allow our sellers and other customers to place advertisements or display their products in particular areas of our websites and mobile apps at fixed or variable fees. Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks.
Travel commission
consists of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets, as applicable. Ticketing commission fees are recognized upon booking of airline and railway tickets.
Operating Expenses
Our primary categories of operating expenses are cost of sales and fulfillment and delivery expenses, as well as sales and marketing, technology and content and general and administrative expenses. As our business continues to grow, we expect our operating expenses to increase in absolute terms but decrease over time as a percentage of GMV incl. services as we continue to benefit from our operating leverage.
Cost of sales
consists of the purchase price of consumer products, supplier rebates and subsidies, write-downs and losses of inventories, cost of travel ticketing and the costs of obtaining and supporting contracts with sellers on our Marketplace.
Fulfillment and delivery expenses
consist of outbound shipping costs, packaging material costs, costs incurred in operating our fulfillment centers, sorting centers, customer service centers, pick-up
points, expenses related to payment processing, costs associated with the use by these functions of facilities and equipment, such as depreciation expenses, as well as write-offs and losses of sellers’ inventory and other related costs. Fulfillment and delivery expenses also include amounts paid to employees and third parties that assist us in fulfillment, sorting, delivery and customer service operations. Fulfillment and delivery costs are expensed as incurred.
Sales and marketing expenses
consist primarily of advertising costs and related employee costs. We pay commissions to participants in the affiliates program when their customer referrals result in successful product sales and record such costs in sales and marketing expenses. Sales and marketing expenses are expensed as incurred.
Technology and content expenses
include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design, and maintenance of our websites and mobile apps, and technology infrastructure costs. Technology and content expenses are expensed as incurred.
General and administrative expenses
consist of payroll and related expenses for employees involved in general corporate functions, including general and administrative expenses related to the operation of our Marketplace. These expenses include the payroll of accounting, finance, tax, legal and human relations departments and the costs associated with the use by these departments of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. General and administrative expenses are expensed as incurred.

Results of Operations for the Year Ended December 31, 2021 Compared to the Years Ended December 31, 2020 and December 31, 2019, Respectively
Below are our results of operations for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
( ~~P~~ in millions)	2021	2020	2019
Revenue:
Sales of goods	120,792	81,414	53,487
Service revenue	57,423	22,936	6,617

Total revenue	178,215	104,350	60,104

Operating expenses:
Cost of sales	(112,548)	(72,859)	(48,845)
Fulfillment and delivery	(76,240)	(30,676)	(16,808)
Sales and marketing	(24,695)	(10,015)	(7,153)
Technology and content	(11,422)	(4,394)	(3,520)
General and administrative	(12,166)	(3,729)	(2,390)

Total operating expenses	(237,071)	(121,673)	(78,716)

Operating loss	(58,856)	(17,323)	(18,612)

Net gain on revaluation of conversion options and other financial instruments	6,341	—	—
Loss on disposal of non-current assets	(33)	(35)	(7)
Interest expense	(5,802)	(2,115)	(980)
Interest income	1,484	311	179
Share of profit of an associate	197	112	54
Foreign currency exchange loss, net	(108)	(1,984)	(213)
Other non-operating expenses	—	(1,000)	—

Total non-operating income/(expense)	2,079	(4,711)	(967)

Loss before income tax	(56,777)	(22,034)	(19,579)
Income tax (expense)/benefit	(2)	(230)	216

Loss for the period	(56,779)	(22,264)	(19,363)

Other comprehensive income – items that are or may be reclassified to profit or loss (net of tax):
Exchange differences on translation of foreign operations	(3)	—	—
Other comprehensive income, net of tax	(3)	—	—

Total comprehensive income for the period	(56,782)	(22,264)	(19,363)

GMV including services
In the year ended December 31, 2021, GMV incl. services increased to
~~P~~
448.3 billion, an increase of 127%
year-on-year,
compared to
~~P~~
197.4 billion in the year ended December 31, 2020. GMV incl. services in the year ended December 31, 2020 increased by 144% compared to
~~P~~
80,815 million in the year ended December 31, 2019. The increases in GMV incl. services in the years ended December 31, 2021 and 2020 were primarily attributable to the strong growth in the number of orders, the expansion of our customer base and further growth in the order frequency of our buyers.

Revenue and Gross Profit
Below is our revenue, broken down by source, for the years ended December 31, 2021, 2020 and 2019 and as a percentage of total revenue:

	For the year ended December 31,
	2021	2021	2020	2020	2019	2019
	( ~~P~~ in millions)	(% of revenue)	( ~~P~~ in millions)	(% of revenue)	( ~~P~~ in millions)	(% of revenue)
Revenue
Sales of goods	120,792	68	81,414	78	53,487	89

Service revenue	57,423	32	22,936	22	6,617	11

Marketplace commission	44,345	25	16,503	16	2,132	4
Advertising revenue	9,322	5	3,965	4	1,421	2
Delivery services	2,750	2	1,761	2	1,758	3
Travel commissions	429	—	445	—	1,187	2
Other revenue	577	—	262	—	119	—

Total revenue	178,215	100	104,350	100	60,104	100

Cost of sales	(112,548)	—	(72,859)	—	(48,845)	—
Gross profit	65,667	—	31,491	—	11,259	—

In the year ended December 31, 2021, our total revenue was
~~P~~
178.2 billion, a 71% increase compared to
~~P~~
104.4 billion in the year ended December 31, 2020. In the year ended December 31, 2020, our revenue increased by 74% compared to
~~P~~
60.1 billion in the year ended December 31, 2019. In the years ended December 31, 2021, 2020 and 2019, the increases in total revenue were primarily driven by the increase in both sales of goods and service revenue.
Sales of goods.
Our sales of goods in the year ended December 31, 2021 was
~~P~~
120.8 billion, a 48% increase compared to
~~P~~
81.4 billion in the year ended December 31, 2020. Our sales of goods in the year ended December 31, 2020 increased by 52% compared to
~~P~~
53.5 billion in the year ended December 31, 2019. The increase in our sales of goods in the year ended December 31, 2021 was primarily attributable to the growth in the number of active buyers to 25.6 million as of December 31, 2021, compared to 13.8 million active buyers as of December 31, 2020, as well as the increase in buyer purchasing frequency to 8.7 orders in the year ended December 31, 2021, compared to 5.4 orders in the same period in 2020. The increase in our sales of goods in the year ended December 31, 2020 was primarily attributable to the growth in the number of active buyers to 13.8 million as of December 31, 2020, from 7.9 million as of December 31, 2019, and the increase in their purchase frequency to 5.4 orders in 2020, from 4.0 orders in 2019.
Service revenue.
In the year ended December 31, 2021, our service revenue increased by 150% to
~~P~~
57.4 billion compared to
~~P~~
22.9 billion in the year ended December 31, 2020, primarily attributable to the 169% increase in our Marketplace commission on the back of a significant growth in the Share of Marketplace GMV, which increased from 47.8% in the year ended December 31, 2020 to 64.8% in the year ended December 31, 2021, and a 135% increase in our advertising revenue, primarily due to the growth in our seller base to more than 90 thousand active sellers in the year ended December 31, 2021 (an increase by more than 3.5 times year-on-year).
In the year ended December 31, 2020, our service revenue increased by 247% compared to
~~P~~
6.6 billion in the year ended December 31, 2019. The increase in our service revenue in the year ended December 31, 2020 was primarily driven by our Marketplace launch in September 2018, which led to an increase in revenues from Marketplace commission and advertising services. The increase in our Marketplace commission revenue in the same period was primarily attributable to the growth in the total value of orders processed through our Marketplace and the increase of the effective Marketplace commission fee rate.
Cost of sales.
Our cost of sales in the year ended December 31, 2021 was
~~P~~
112.5 billion, an increase by 54% compared to
~~P~~
72.9 billion in the year ended December 31, 2020, which was primarily attributable to the growth in the sales of goods, which, in turn, was driven by the growth in total number of orders sold through our platform. The increase in the total number of orders was driven by an 86% increase in the number of our active buyers and a 61% increase in their purchase frequency in 2021 compared to 2020. The increase in our cost of sales in 2021 was also attributable to our investments in product categories that have high purchase frequencies, which contributed to the higher volume of goods purchased through our Marketplace. We believe that the increase in 2020, compared to 2019, of our cost of sales was attributable to growth in the total number of orders sold through our platform, driven by a 75% increase in the number of active buyers and a 35% increase in the purchase frequency.
Gross profit.
Our gross profit in the year ended December 31, 2021 was
~~P~~
65.7 billion, a 109% increase compared to
~~P~~
31.5 billion in the year ended December 31, 2020, primarily as a result of strong growth in the GMV incl. services. Our gross profit in the year ended December 31, 2020 increased by 180% compared to
~~P~~
11.3 billion in the year ended December 31, 2019. As a percentage of GMV incl. services, our gross profit was 14.6% in the year ended December 31, 2021, compared to 16.0% and 13.9% in the years ended December 31, 2020, and 2019, respectively. We believe that the increase in our gross profit in 2019 through 2021 was driven by expansion of the Share of Marketplace GMV, which was partially offset by tactical investments in some product categories under our Direct Sales business in the year ended December 31, 2021.
Operating Expenses
Below are our operating expenses, broken down by function, for the years ended December 31, 2021, 2020 and 2019 and as a percentage of total operating expenses and of GMV incl. services:

	For the year ended December 31,
	2021	2021	2021	2020	2020	2020	2019	2019	2019
	( ~~P~~ in millions)	(% of operating expenses	% of GMV incl. services	( ~~P~~ in millions)	(% of operating expenses	% of GMV incl. services	( ~~P~~ in millions)	(% of operating expenses	% of GMV incl. services
Operating expenses
Cost of sales	(112,548)	48	25	(72,859)	60	37	(48,845)	62	60
Fulfillment and delivery	(76,240)	32	17	(30,676)	25	16	(16,808)	21	21
Sales and marketing	(24,695)	10	6	(10,015)	8	5	(7,153)	9	9
Technology and content	(11,422)	5	3	(4,394)	4	2	(3,520)	4	4
General and administrative	(12,166)	5	3	(3,729)	3	2	(2,390)	4	3

Total operating expenses	(237,071)	100	53	(121,673)	100	62	(78,716)	100	97

Fulfillment and delivery
. The increase in our fulfillment and delivery expenses in 2021 compared to 2020 and 2019 was driven by the increase in the number of orders processed through our logistics infrastructure to
223.3 million in 2021 from
73.9 million in 2020 and from
31.8 million in 2019, as well as the significant expansion of our infrastructure in the years ended December 31, 2021 and 2020, and a related ramp-up
effect due to temporary low utilization of new fulfillment and logistics infrastructure. Notwithstanding our investments in expanding our warehouse capacity, our fulfillment and delivery cost per order decreased.
Sales and marketing
. The increase in our sales and marketing expenses was mainly driven by an increase in our marketing activities as we continued investing in customer acquisition and developing brand awareness. In 2021, our marketing efforts, together with the increased share of organic traffic, led to an 86% increase in the number of our active buyers to
25.6 million as of December 31, 2021 from
13.8 million as of December 31, 2020 and 7.9 million as of December 31, 2019. In 2020, the increase in our sales and marketing expenses was mainly due to an increase in the cost of digital advertising and offline media campaigns by 18%, or
~~P~~
1,250 million in 2020 compared to 2019.
Technology and content
. The increase in our technology and content expenses in 2021 compared to 2020 and 2019 was primarily attributable to the increase in the number of our employees as we invested in improving our seller and buyer experience and our technology and data capabilities in order to accelerate our platform development. As of December 31, 2021, we had 3,689 employees in our IT function, a 177% growth compared to 1,333 and 953 employees as of December 31, 2020 and December 31, 2019, respectively.
General and administrative
. The increase in our general and administrative expenses in 2021 compared to 2020 and 2019 was mainly due to an increase in the number of employees in general and administrative functions. As of December 31, 2021, we had 4,839 employees working in our general and administrative function, compared to 1,216 and 628 employees as of December 31, 2020 and December 31, 2019, respectively.
Interest Expense
In 2021, our interest expense was
~~P~~
5,802 million, compared to
~~P~~
2,115 million in 2020 and
~~P~~
980 million in 2019. The increase in interest expense resulted from the issuance of the Bonds in February 2021, issuance of a loan facility in August 2021 (see Item 5.B “
—Liquidity and Capital Resources—Borrowings
”) and greater lease liabilities of
~~P~~
42,467 million as of December 31, 2021, compared to
~~P~~
15,490 million as of December 31, 2020. In 2020, this increase in the interest expense was primarily due to the increase in amounts of outstanding borrowings to
~~P~~
9,448 million as of December 31, 2020 from
~~P~~
4,116 million as of December 31, 2019 and lease liabilities to
~~P~~
15,490 million as of December 31, 2020 from
~~P~~
9,609 million as of December 31, 2019.
Foreign Currency Exchange Loss, Net
For the year ended December 31, 2021, our foreign currency exchange loss was
~~P~~
108 million, compared to a loss of
~~P~~
1,984 million in 2020 and a loss of
~~P~~
213 million in 2019. The decrease in our foreign currency exchange loss in 2021 and 2020 was driven by fluctuations in the U.S. dollar exchange rates affecting U.S. dollar-denominated cash and cash equivalents from the proceeds from the placement of the Bonds in February 2021 and our initial public offering in November 2020.
Quarterly Data
The following tables set forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes thereto appearing elsewhere in this Annual Report. Our quarterly results are not necessarily indicative of future operating results.

	2020				2021
( ~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter (1)
Revenue:
Sales of goods	17,132	19,028	16,685	28,569	24,364	26,410	27,279	42,739
Service revenue	2,815	5,187	5,752	9,182	9,043	10,608	14,213	23,559

Total revenue	19,947	24,215	22,437	37,751	33,407	37,018	41,492	66,298

Operating expenses:
Cost of sales	(15,264)	(16,519)	(14,943)	(26,133)	(21,820)	(25,131)	(25,945)	(39,652)
Fulfillment and delivery	(6,406)	(6,788)	(6,511)	(10,971)	(11,721)	(14,234)	(18,780)	(31,505)
Sales and marketing	(2,084)	(2,066)	(2,392)	(3,473)	(3,827)	(5,670)	(6,502)	(8,696)
Technology and content	(940)	(1,022)	(1,051)	(1,381)	(1,607)	(2,174)	(3,734)	(3,907)
General and administrative	(773)	(774)	(873)	(1,309)	(1,776)	(2,143)	(3,426)	(4,821)

Total operating expenses	(25,467)	(27,169)	(25,770)	(43,267)	(40,751)	(49,352)	(58,387)	(88,581)

Operating loss	(5,520)	(2,954)	(3,333)	(5,516)	(7,344)	(12,334)	(16,895)	(22,283)

Total non-operating (expense)/income	(177)	(403)	(564)	(3,567)	666	(2,925)	2,896	1,442

Loss before income tax	(5,697)	(3,357)	(3,897)	(9,083)	(6,678)	(15,259)	(13,999)	(20,841)

Income tax benefit/(expense)	7	69	18	(324)	(56)	26	(19)	47

Loss for the period	(5,690)	(3,288)	(3,879)	(9,407)	(6,734)	(15,233)	(14,018)	(20,794)

(1)
In the fourth quarter of 2021, we revised the presentation of costs of certain packaging materials, which resulted in a corresponding reclassification of
~~P~~
125 million in the second quarter of 2021 and
~~P~~
232 million in the third quarter of 2021 from cost of sales to fulfillment and delivery expenses as compared to the amounts reported during 2021.

Non-IFRS
Financial Measures
(1)

	2020				2021
( ~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Contribution (Loss)/Profit (2)	(1,723)	908	983	647	(134)	(2,347)	(3,233)	(4,859)
Adjusted EBITDA (3)	(4,486)	(1,796)	(1,858)	(3,576)	(4,855)	(9,130)	(11,285)	(15,886)
Free Cash Flow (4)	(3,991)	(4,497)	(1,865)	7,787	(14,753)	(12,598)	(14,554)	4,169

(1)
See the definitions of the
non-IFRS
financial measures in “
Presentation of Financial and Other Information
” and this Item 5.A of the Annual Report. These
non-IFRS
financial measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles. See “
Presentation of Financial and Other Information
” for more detail.

(2)	The following table presents a reconciliation of loss for the period to Contribution (Loss)/Profit for each of the quarters indicated:

	2020				2021
( ~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Loss for the period	(5,690)	(3,288)	(3,879)	(9,407)	(6,734)	(15,233)	(14,018)	(20,794)
Income tax (benefit)/expense	(7)	(69)	(18)	324	56	(26)	19	(47)
Total non-operating expense/(income)	177	403	564	3,567	(666)	2,925	(2,896)	(1,442)
General and administrative expenses	773	774	873	1,309	1,776	2,143	3,426	4,821
Technology and content expenses	940	1,022	1,051	1,381	1,607	2,174	3,734	3,907
Sales and marketing expenses	2,084	2,066	2,392	3,473	3,827	5,670	6,502	8,696

Contribution (Loss)/Profit	(1,723)	908	983	647	(134)	(2,347)	(3,233)	(4,859)

(3)	The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the quarters indicated:

	2020				2021
( ~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Loss for the period	(5,690)	(3,288)	(3,879)	(9,407)	(6,734)	(15,233)	(14,018)	(20,794)
Income tax (benefit)/expense	(7)	(69)	(18)	324	56	(26)	19	(47)
Total non-operating expense/(income)	177	403	564	3,567	(666)	2,925	(2,896)	(1,442)
Depreciation and amortization	957	1,091	1,354	1,561	1,739	2,132	2,678	3,331
Share-based compensation expense	77	67	121	379	750	1,072	2,932	3,066

Adjusted EBITDA	(4,486)	(1,796)	(1,858)	(3,576)	(4,855)	(9,130)	(11,285)	(15,886)

(4)	The following table presents a reconciliation of net cash used in operating activities to Free Cash Flow for each of the quarters indicated:

	2020				2021
( ~~P~~ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Net cash (used in)/generated from operating activities	(2,410)	(2,107)	443	10,644	(12,118)	(7,673)	(9,101)	15,266
Purchase of property, plant and equipment	(1,099)	(1,983)	(1,626)	(2,006)	(1,914)	(3,663)	(4,417)	(8,686)
Purchase of intangible assets	(10)	(15)	(48)	(53)	(41)	(264)	(201)	(155)
Payment of the principal portion of lease liabilities	(472)	(392)	(634)	(798)	(680)	(998)	(835)	(2,256)

Free Cash Flow	(3,991)	(4,497)	(1,865)	7,787	(14,753)	(12,598)	(14,554)	4,169

Other Key Indicators of Financial and Operating Performance
(1)

	2020				2021
( ~~P~~ in millions, except as indicated)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
GMV incl. services	31,643	45,750	44,173	75,848	74,208	88,957	108,290	176,805
Share of Marketplace GMV, %	32.6	47.4	51.4	52.3	58.4	62.1	66.7	67.7
Gross profit	4,683	7,696	7,494	11,618	11,587	11,887	15,547	26,646
Gross profit as a percentage of GMV incl. services, %	14.8	16.8	17.0	15.3	15.6	13.4	14.4	15.1
Contribution (Loss)/Profit as a percentage of GMV incl. services, %	(5.4)	2.0	2.2	0.9	(0.2)	(2.6)	(3.0)	(2.7)
Adjusted EBITDA as a percentage of GMV incl. services, %	(14.2)	(3.9)	(4.2)	(4.7)	(6.5)	(10.3)	(10.4)	(9.0)
Number of orders, million	13.1	14.6	16.6	29.6	34.1	40.9	56.2	92.1
Number of active buyers, million	9.0	10.2	11.4	13.8	16.0	18.4	21.3	25.6

(1)	See the definitions of our key indicators of financial and operating performance in “ Presentation of Financial and Other Information ” and this Item 5.A of the Annual Report.
Recent Accounting Pronouncements
Please refer to Note 2.4 to our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report for information regarding recent accounting standards issues that are of significance or potential significance to us.
B. Liquidity and Capital Resources
As of December 31, 2021, we had cash and cash equivalents of
~~P~~
108,037 million and short-term bank deposits with a maturity exceeding three months of
~~P~~
17,954 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term bank deposits with original maturities of three months or less, generally denominated in U.S. dollars and Russian rubles. As of December 31, 2021, we held in short-term deposits and current bank accounts 80% and 20% of our total cash and cash equivalents, respectively.

The currency split between cash and cash equivalents held in U.S. dollars and Russian rubles is managed based on market conditions and liquidity needs. As of December 31, 2021, we maintained our U.S. dollar-denominated accounts mainly in the United Kingdom and the EU and Russian ruble accounts in Russia.
Historically, we have financed our operations primarily through equity issuances and convertible loans, as well as leases, which we use to finance our fulfillment and delivery infrastructure and office premises. We also use other instruments from the public debt market to finance our operations. See “
—Borrowings.
” Our primary requirements for liquidity and capital are general corporate purposes, capital expenditures and operating expenses dedicated to the expansion of our business.
We generally manage our liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities. The tables below summarize the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2021 and 2020:

December 31, 2021	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
( ~~P~~ in millions)
Trade and other payables	89,322	328	122	222	89,994
Borrowings	12,328	3,217	57,881	1,218	74,644
Lease liabilities	11,794	20,500	12,900	12,507	57,701

Total financial liabilities	113,444	24,045	70,903	13,947	222,339

December 31, 2020	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
( ~~P~~ in millions)
Trade and other payables	42,545	78	—	—	42,623
Borrowings	7,582	1,121	572	1,521	10,796
Lease liabilities	4,763	7,637	4,845	2,865	20,110

Total financial liabilities	54,890	8,836	5,417	4,386	73,529
Our liquidity may be materially affected by:

•
the seasonality of the business. In particular, we have experienced seasonal uplifts in our sales volumes during the New Year season in December, as well as Singles Day and Black Friday sales in November. Therefore, we typically expect a material part of cash inflow from our working capital change to be generated during the quarter ended December 31 of each respective year;

•	scheduled repayment of our outstanding indebtedness;

•
our fulfillment infrastructure expansion program and the timing of the corresponding capital expenditures, in particular those that we do not lease from third-party contractors but instead finance in accordance with our capital structure with a mix of debt and equity resources;

•	our investments in growing our customer base; and

•
further expansion of sanctions imposed on Russia by the United States, the European Union, the United Kingdom and other countries if these new sanctions adversely affect business operations of the banks where we hold cash and cash equivalents in short-term deposits and current bank accounts.

Sanctions imposed on Russia in response to the ongoing geopolitical crisis surrounding Ukraine may have a significant adverse impact on our liquidity. Under the terms of our $750 million Bonds, a “Delisting Event” occurs if, among other things, trading of the ADSs on Nasdaq is suspended for a period of seven dealing days or more. As a result of the suspension of the ADSs on Nasdaq, a Delisting Event under the Bonds occurred following the close of trading on March 8, 2022. Under the terms of the Bonds, the holders of the Bonds will be entitled to require us to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Alternatively, the holders of the Bonds will be entitled to exercise their conversion rights under the Bonds at a conversion price currently equal to $86.6480.
Due to, among other things, uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds outside of Russia from our Russian subsidiaries to our holding company, which is the issuer of the Bonds, there is a risk that we will not have sufficient liquidity available at the relevant time at the level of our holding company to fund the payments required for the redemption if most of the holders of the Bonds choose to exercise their redemption right.
A failure to timely pay the amounts due under the redemption would result in an “Event of Default” under the terms of the Bonds and may trigger a potential cross-default on our other liabilities. The Event of Default gives the trustee under the Bonds the right to take such proceedings, actions, or steps against us as it may consider necessary to enforce the provisions of the Bonds and the related trust deed.

If we provided to our holding company the liquidity necessary to fund the early redemption, in the absence of the new restrictions, such redemption would result in a significant reduction in the amount of liquidity available to fund our operations and would have a significant effect on our operations and growth outlook. We have entered into discussions with an ad hoc
group of holders of the Bonds and their advisers in connection with a proposed consensual restructuring of our financial indebtedness under the Bonds following the “Delisting Event” and aim to be in a position to enter into a standstill agreement with a significant number of holders of the Bonds in the near term with a view to continue such discussions and to reach an agreement on the long-term restructuring of the Bonds within the current financial year. Further, in response to the current economic challenges, our management revisited our budget and liquidity plan to refocus our operations on improvement of efficiency and reduction of needs for additional funding.
We estimate that we had approximately
~~P~~
92,500 million in cash and cash equivalents and short-term bank deposits as of March 31, 2022 available to support our liquidity needs, most of which is held in deposits in Russia. During the first quarter of 2022, we accelerated and brought forward purchases of equipment, including IT and warehouse equipment, to ensure uninterrupted supply. However, the ongoing geopolitical crisis surrounding Ukraine may prevent us from achieving our financial, operational and strategic objectives, including those described below and elsewhere in this Annual Report. Past performance may not necessarily be indicative of our future performance. See Item 3.D
“
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
.”
Subject to the foregoing, our management believes that, based on the current budget and operating plan, the existing cash and cash equivalents and short-term deposits, are sufficient to meet our anticipated cash needs to finance capital expenditures and operating expenses dedicated to business expansion for at least the next twelve months. Although our management believes that we have sufficient cash and cash equivalents to cover the capital expenditures, operating expenses and working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.
Therefore, our management believes that we will retain our ability to continue as a going concern in the foreseeable future. However, based on our history of operating losses, the expectation of continued operating loss in 2022 and the need to fund the operations and invest in development of our business with the liquidity accumulated by our Group, our management has concluded that there is a material uncertainty about our ability to continue as a going concern within one year from the date of this Annual Report, which is related to the outcome of the negotiations with the holders of the Bonds. Our consolidated financial statements included elsewhere in this Annual Report do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, our consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
See also Item 8.A “
Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.
”
Working Capital
Our working capital is mainly comprised of trade accounts payable and inventory.
Our accounts payable mainly include trade payables for products purchased from suppliers and payables to third-party sellers on our Marketplace. As of December 31, 2021, 2020 and 2019, our short-term accounts payable amounted to
~~P~~
89,273 million,
~~P~~
42,545 million, and
~~P~~
21,242 million, respectively. These changes reflect significant growth in the scale of our business.
Our inventories mainly include merchandise held for resale, adjusted for write-downs and losses of inventories. As of December 31, 2021, 2020 and 2019, we had
~~P~~
26,362 million,
~~P~~
15,342 million, and
~~P~~
10,774 million of inventories, respectively. These changes are attributable to recent growth in our Direct Sales business.
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
( ~~P~~ in millions)	2021	2020	2019
Net cash (used in)/generated from operating activities	(13,626)	6,570	(14,312)
Net cash used in investing activities	(35,403)	(6,580)	(4,539)
Net cash generated from financing activities	53,892	102,567	19,335
Net increase in cash and cash equivalents	4,863	102,557	484
Cash and cash equivalents at the beginning of the period	103,702	2,994	2,684
Cash and cash equivalents at the end of the period	108,037	103,702	2,994
Net cash (used in)/generated from operating activities
During the year ended December 31, 2021, we used
~~P~~
13,626 million in our operating activities, primarily due to our operating losses, partially offset by favorable changes in our working capital, compared to
~~P~~
6,570 million generated from operating activities during the year ended December 31, 2020 and
~~P~~
14,312 million used in operating activities during the year ended December 31, 2019, primarily driven by the same factors.

Net cash used in investing activities
During the year ended December 31, 2021, we used
~~P~~
35,403 million in our investing activities, compared to
~~P~~
6,580 million during the year ended December 31, 2020 and
~~P~~
4,539 million during the year ended December 31, 2019. In the years ended December 31, 2021, 2020 and 2019, we increased our capital expenditures as we continued to invest in our fulfillment and delivery infrastructure, as well as launched fulfillment centers in Moscow and several regions of Russia.
Net cash generated from financing activities
During the year ended December 31, 2021, we generated
~~P~~
53,892 million from our financing activities, compared to
~~P~~
102,567 million during the year ended December 31, 2020 and
~~P~~
19,335 million during the year ended December 31, 2019. In 2021, cash generated from financing activities primarily represented the proceeds received from the placement of the Bonds, while cash generated from financing activities in 2020 primarily represented the proceeds received from our initial public offering and the concurrent private placements. In the year ended December 31, 2019, our main source of external financing was convertible loans.
Capital Expenditures
Our capital expenditures, which are comprised of payments for purchase of property, plant and equipment and intangible assets, for the years ended December 31, 2021, 2020 and 2019 were
~~P~~
19,341 million,
~~P~~
6,840 million and
~~P~~
4,768 million, respectively.
Our capital expenditures mainly included payments for warehouse equipment, computer equipment and other hardware as we expand our business and our fulfillment and delivery infrastructure and invest in technology to support anticipated growth of our business.
Lease Liabilities and Commitments
Our lease liabilities as of December 31, 2021, 2020 and 2019 were
~~P~~
42,467 million,
~~P~~
15,490 million and
~~P~~
9,609 million, respectively. These increases are primarily attributable to the expansion of our fulfillment and logistic infrastructure as we scaled up our business.
Our lease liabilities arise primarily from our long-term leases of fulfillment and sorting centers, office premises, pick-up
points and vehicles. These lease liabilities are primarily denominated in Russian rubles and have the maturity periods ranging from two to twelve years.
We have also entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced operations as of December 31, 2021. The terms for these leases range from nine months to 14 years. The future undiscounted lease payments pursuant to these lease contracts are as follows:

( ~~P~~ in millions)	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
December 31, 2021	4,611	19,176	18,273	45,311	87,371
December 31, 2020	848	6,175	6,730	5,368	19,121
Borrowings
Our short-term borrowings as of December 31, 2021, 2020 and 2019 were
~~P~~
11,539 million,
~~P~~
7,125 million and
~~P~~
3,950 million, respectively. Our long-term borrowings as of December 31, 2021, 2020 and 2019 were
~~P~~
50,577 million,
~~P~~
2,323 million and
~~P~~
166 million, respectively.

In February 2021, we completed an offering of our $750 million Bonds. Total proceeds from the Bonds amounted to
~~P~~
54,499 million, net of
~~P~~
988 million of issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The Bonds are convertible into cash, our ordinary shares represented by the ADSs, or a combination of cash and the ADSs, at our discretion, based on the conversion price set at $86.6480 (as such may be adjusted in accordance with the terms of the Bonds). At the initial recognition, the conversion feature of the Bonds with the fair value of
~~P~~
6,958 million was classified as financial liability and measured at fair value through profit and loss, while the host liability was accounted for at amortized cost using the market interest rate of 5.1% per year. As a result of the suspension of trading of the ADSs on Nasdaq, a “Delisting Event” under the Bonds has occurred, giving the holders of the Bonds the right to require us to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Alternatively, the holders of the Bonds will be entitled to exercise their conversion rights under the Bonds at a conversion price currently equal to $86.6480. See Item 3.D “
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” and this Item 5.B of the Annual Report for more details.
On August 3, 2021, we entered into a loan facility agreement for the amount of
~~P~~
10,000 million. The loan carries interest at a nominal rate of 8.5% per year. The interest is payable on a monthly basis. The principal amount is repayable on August 3, 2022. A one-off
utilization commission of
~~P~~
100 million is payable in accordance with the terms of the loan facility agreement. On August 5, 2021, we drew down
~~P~~
10,000 million under the loan facility.
C. Research and Development, Patents and Licenses, etc.
Our Russian operating subsidiaries currently hold licenses for pharmaceutical business, retail and storage of veterinary medical products, technical protection of confidential information, development of crypto protection devices, operation of explosive and chemically hazardous production facilities and water use. Our Ozon Bank, which we acquired in May 2021, holds a basic banking license, and our Ecom Bank, which we registered with the CBR in March 2022, holds a general banking license. On February 24, 2022, Ozon Bank was included in the SDN List as an entity linked to Sovcombank. On February 25, 2022, we filed a request to OFAC to remove Ozon Bank from the SDN List, and on March 31, 2022, Ozon Bank was removed from the SDN List by OFAC. See Item 3.D “
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment
—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” for more details.
D. Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any additional material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the year ended December 31, 2021 and are not aware of any additional known trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Due to the geopolitical crisis surrounding Ukraine and the significant and in many ways unprecedented nature of the sanctions adopted in response, however, it is possible that further developments, or developments unknown to us, may also have a material adverse impact on our business, financial condition and results of operations. See Item 3.D “
Key Information—Risk Factors
,” Item 5.A “
—Operating Results—Factors Affecting Our Financial Condition and Results of Operations
” and Item 5.B “
—Liquidity and Capital Resources
” for more details.
E. Critical Accounting Estimates
See Note 3 to our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report for information regarding our critical accounting estimates.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following individuals are our executive officers and board members. The table below includes their ages as of the date of this Annual Report:

Name	Age	Title
Executive Officers
Igor Gerasimov	29	Chief Financial Officer, Executive Director
Anton Stepanenko	35	Chief Technology Officer
Board Members
Elena Ivashentseva	55	Chairperson of the Board, Non-Executive Director
Felix Evtushenkov	43	Non-Executive Director
Lydia Jett	41	Independent Non-Executive Director
Dmitry Kamensky	40	Non-Executive Director
Alexey Katkov	44	Non-Executive Director
Nilesh Lakhani	62	Independent Non-Executive Director
Charles Ryan	54	Independent Non-Executive Director
Peter Sirota	46	Independent Non-Executive Director
The current business address for our executive officers is at the office of our key operating subsidiary, Internet Solutions LLC, at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. The current business address for our board members is at Arch. Makariou III,
2-4,
Capital Center, 9
th
floor, 1065, Nicosia, Cyprus.
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Igor Gerasimov
has served as our key operating subsidiary’s Chief Financial Officer since March 2021 and as an executive member of our board of directors since April 2022. As our executive director and Chief Financial Officer, Mr. Gerasimov is performing the functions of our principal executive and principal financial officer. Mr. Gerasimov joined Ozon in December 2019 as Head of Corporate Development and was promoted to Corporate Finance Director in January 2021. From 2016 to 2019, Mr. Gerasimov served as investment manager at Baring Vostok Capital Partners Group Limited, where he specialized in investments in Fintech,
e-commerce,
mobility and food tech. Prior to joining Baring Vostok Capital Partners Group Limited, Mr. Gerasimov worked from 2014 to 2016 in equity research at Goldman Sachs, where he became Primary Analyst for CEEMEA Banks. Prior to that he worked in the infrastructure and project finance department of PricewaterhouseCoopers (PwC). Mr. Gerasimov graduated with honors from the Graduate School of Management at Saint Petersburg State University in 2014. He also completed exchange studies at the Rotterdam School of Management at Erasmus University in 2012.

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
Our board is comprised of nine members, including four independent directors. See Item 6.C “
—Board Practices.
” Our board members are elected by our general meeting of shareholders in accordance with our articles of association to serve until their successors are duly elected and qualified.
The following is a brief summary of the business experience of our board members.
Elena Ivashentseva
is a senior partner at Baring Vostok Capital Partners Group Limited, a leading private equity advisory firm focused on investments in Russia and the CIS. Baring Vostok Capital Partners structured the initial investment by the Baring Vostok Private Equity Funds in Ozon in 2000, and since then Ms. Ivashentseva has been overseeing the investment in Ozon on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is also a member of the board of Ivi.ru, Vkusvill, Center for Financial Technologies and other portfolio companies of the Baring Vostok Private Equity Funds. Ms. Ivashentseva was previously a member of the board of directors of Yandex from 2000 until 2017, a Nasdaq-listed large Russian technology company in which the Baring Vostok Private Equity Funds had invested. Before joining Baring Vostok Capital Partners in 1999, Ms. Ivashentseva led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva holds a Master’s degree in finance and accounting from the London School of Economics and a diploma with honors in economics and mathematics from the Novosibirsk State University. Ms. Ivashentseva is a charterholder of the CFA Institute.
Felix Evtushenkov
has extensive experience in managing the operations of companies across a wide spectrum of industries, including real estate, telecommunications, infrastructure and financial and investment management. Mr. Evtushenkov has been a member of the board of directors of Sistema since 2015. He has also served as the Chairperson of the board of directors of PJSC MTS since 2019 and the Chairperson of the board of trustees of Sistema Charitable Foundation since 2018. From 2012 to 2018, Mr. Evtushenkov served as the First Vice President, Head of the Investment Portfolio of Sistema. Prior to that, from 2011 to 2012, he served as the First Vice President, Head of the Core Assets Business Unit of Sistema and, from 2008 to 2011, he served as the Vice President, Head of the Consumer Assets Business Unit of Sistema. From 2000 to 2008, Mr. Evtushenkov held various senior positions in Sistema-Hals OJSC, including the Deputy General Director, General Director and President. Mr. Evtushenkov holds a Master’s degree in jurisprudence from the A.S. Griboedov Institute of International Law and Economics and a supplementary degree in jurisprudence in the gas and oil industries from the Gubkin Russian State University of Oil and Gas.
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
Nilesh Lakhani
has over 25 years of operating experience and has served on the boards of a number of emerging market consumer internet companies. He has served as an independent director on the board of directors of Despegar since 2012 and as Chairperson of its board of directors since 2019. Mr. Lakhani was a member of the board of directors and Chairperson of the audit committee of Netshoes from 2013 to 2019. He also served as an independent director on the board of directors of QIWI from 2013 to 2014. From 2015 to 2018, Mr. Lakhani was an Operating Partner at Lumia Capital, a venture capital fund focused on technology companies in emerging markets. He also held key executive positions with growth companies in the technology, media and financial services industries. From 2010 to 2012, Mr. Lakhani served as the Chief Financial Officer of oDesk Corporation (now Upwork). Previously, he was Chief Financial Officer of Yandex from 2007 to 2010. He also served as Chief Financial Officer of CTC Media from 2004 to 2007. Prior to that, Mr. Lakhani was Vice President of Global Operations at Electronic Arts. He also served as Senior Vice President with Transamerica Corporation from 1991 to 1997 and worked with GE Capital from 1984 to 1991. Mr. Lakhani holds a Bachelor’s degree in economics from the University of Manchester, and a Master of Business Administration degree from the University of San Francisco.
Charles Ryan
’s distinguished financial career combines top level expertise and deep knowledge of both Russian and international markets. Mr. Ryan began his professional career in 1989 with CS First Boston, where he was a Financial Analyst. From 1991 to 1994, Mr. Ryan was an Associate and Principal Banker with the European Bank for Reconstruction and Development in London, where he played a crucial role in St. Petersburg’s privatization program for industry and real estate. In 1994, Mr. Ryan co-founded
the United Financial Group, an independent investment bank in Moscow. UFG Asset Management was founded as part of the United Financial Group in 1996. In 2005, when Deutsche Bank acquired 100% of UFG’s investment banking business, Mr. Ryan was appointed as the Chief Country Officer and CEO of the Deutsche Bank Group in Russia. He stepped down as the CEO of Deutsche Bank in Russia in September 2008 and became the Chairman of UFG Asset Management in October 2008. In addition to his role as the Chairman, Mr. Ryan is also responsible for the overall management of UFG’s private equity business. Mr. Ryan has also served as a non-executive
director of Yandex since 2011. Mr. Ryan graduated with honors in government from Harvard College.
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

Family Relationships
There are no family relationships among any of executive officers or members of our board of directors.
B. Compensation
The compensation for each of our executive officers consists of the base salary and share-based awards. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors for the year ended December 31, 2021 was
~~P~~
70 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.
The compensation accrued for our
non-executive
directors for the year ended December 31, 2021 for their service as committee members and their service as a committee chairperson was $100,000. We also compensate all our board members for all expenses incurred by them in relation to their attendance at all meetings of our board of directors.
The monetary compensation for each of our independent
non-executive
directors consists of up to $12,000 per year for their service as a committee member and up to $25,000 per year for their service as a chairperson of any committee other than the Audit Committee, or up to $40,000 for their service as a chairperson of an Audit Committee. In addition, we pay to our independent non-executive
directors a fee of up to $35,000 for each meeting of the board of directors that such independent non-executive
director attends in person. We also compensate all our board members for all expenses incurred by them in relation to performing their duties.
The following table sets forth the share-based awards granted to our key executive officers and directors:

Name	Award type	Number of ordinary shares called for	Exercise / purchase price per share	Grant date	Expiration date
Igor Gerasimov	RSU	46,874	—	December 19, 2019	December 19, 2029
Igor Gerasimov	RSU	68,750	—	January 28, 2021	January 28, 2031
Igor Gerasimov	RSU	40,000	—	April 1, 2021	April 1, 2031
Igor Gerasimov	RSU	500,000	—	March 29, 2022	March 29, 2032
Anton Stepanenko	RSU	15,625	—	August 1, 2018	August 1, 2028
Anton Stepanenko	RSU	92,880	—	September 15, 2019	September 15, 2029
Anton Stepanenko	RSU	218,750	—	June 25, 2020	June 25, 2030
Anton Stepanenko	RSU	75,000	—	November 2, 2020	November 2, 2030
Anton Stepanenko	RSU	375,000	—	March 29, 2022	March 29, 2032
Lydia Jett	RSU	13,333	—	November 27, 2020	November 27, 2030
Lydia Jett	RSU	6,667	—	December 23, 2021	December 23, 2031
Peter Sirota	RSU	13,333	—	November 27, 2020	November 27, 2030
Peter Sirota	RSU	6,667	—	December 23, 2021	December 23, 2031
Charles Ryan	RSU	20,000	—	December 23, 2021	December 23, 2031
Nilesh Lakhani	RSU	20,000	—	December 23, 2021	December 23, 2031
Equity Incentive Plans
We have the 2020 Equity Incentive Plan (the “2020 EIP”) and its predecessor, the original 2018 Equity Incentive Plan (the “2018 EIP” and, together with the 2020 EIP, “EIPs”) for individuals who contribute to our performance. In accordance with the EIPs, executives, senior employees, external strategic advisers, key third-party business partners and consultants, as determined by our board of directors, may be awarded equity share-based awards (“SBAs”) in the form of options, share appreciation rights (“SARs”) and restricted share units (“RSUs”). Under the EIPs, we may issue ordinary shares or ADSs representing such ordinary shares. The material terms of the EIPs are summarized below.
The 2020 EIP was approved by our board of directors on December 21, 2020. Awards under the 2018 EIP have been amended and are now subject to the same terms as the 2020 EIP. Subsequently, on January 27, 2021, we registered a reserved pool of 30,800,000 ordinary shares to be granted to EIP participants until December 31, 2024, including the outstanding number of awards previously granted from the reserved pool, under a
Form S-8.
In August 2021, our board of directors approved an increase in the reserved pool by 1,920,000 ordinary shares to be granted to EIP participants through December 31, 2024.

Under the 2020 EIP, all awards will expire on the tenth anniversary of the date of grant or, in the case of an award that has vested but not lapsed, if earlier, 90 days after the date on which the recipient ceases to be an eligible participant. All vested awards remain exercisable until delivery of an acquisition notice by participant to us.
As of March 31, 2022, 20,312,705 RSUs have been granted and outstanding under the EIPs, of which 3,474,032 RSUs have vested but have not been exercised. In addition, all 224,475 outstanding SARs are vested as of March 31, 2022.
Plan administration
. Our EIPs are administered by our board of directors and the compensation committee.
Eligibility
. We may grant SBAs to employees, directors and external advisers of our Group and, under the 2020 EIP, key third-party business partners.
Vesting schedules
. Awards generally vest over a four-year period, unless otherwise decided by our board of directors. Under the 2018 EIP, 1/4 of each award vested on the first anniversary of nomination and an additional 1/16 vesting each calendar quarter thereafter. Also, under the 2020 EIP, 1/16 of each award may vest at the end of each calendar quarter following the grant of the award if so determined by our board of directors.
In August 2021, our board of directors approved the grant of 3,200,000 RSUs with zero exercise price to Mr. Shulgin. our former Executive Director. The vesting schedule was established as a ten-year
period so that 1/40 of the RSUs subject to the award to vest on the last day of each consecutive calendar quarter beginning from March 31, 2022.
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
Ozon employee benefit trust
(“EBT”). In April 2021, we entered into a trust deed with a trustee for the efficient operation of our EIPs. The EBT holds our ordinary shares or the ADSs to be distributed under SBAs granted to and exercisable by directors, officers and employees and delivers the shares or other securities exercisable under the EIPs to such participants upon exercise. We neither own shares nor have voting rights in the EBT. However, we established the EBT and may appoint or substitute a trustee. Thus, we considered that we control the EBT through a contractual arrangement. In 2021, we issued a total of 12,200,000 ordinary shares to the EBT and converted them to ADSs.
2018 Option
On August 1, 2018, we entered into the 2018 Option with Mr. Shulgin, our former Executive Director, under which he received from us, for cash consideration of $1.5 million, an option to purchase, in whole or in part, subject to vesting and other terms, up to 1,058,275 ordinary shares. The exercise price per the 2018 Option was determined by a formula based on a total exercise price of $4 million and 8% interest rate per annum. In July 2021, Mr. Shulgin paid us the remaining exercise price, and in October 2021, he exercised all 1,058,275 ordinary shares (in the form of ADSs) under the 2018 Option.

2009 SOA
In 2009, we entered into the stock option agreement with Mr. Bernard Lukey, our former Chief Executive Officer (the “2009 SOA”), giving him the right up to June 10, 2021, exercisable after a now completed vesting period, to purchase up to 500,000 ordinary shares at an exercise price of $1.95304 per share. In March and April 2021, Mr. Lukey exercised the option granted under the 2009 SOA, and 483,775 ordinary shares were issued.
Insurance and Indemnification
Our articles of association provide that, subject to certain limitations, we indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.
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
Audit Committee
The audit committee, which consists of Nilesh Lakhani, Lydia Jett and Charles Ryan, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Lakhani serves as Chairperson of the committee. Under the Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. Our audit committee consists exclusively of members of our board who are financially literate, and our board determined that Nilesh Lakhani is considered an “audit committee financial expert” as defined in applicable SEC rules. Our board has determined that Nilesh Lakhani, Lydia Jett and Charles Ryan each satisfy the “independence” requirements set forth in
Rule 10A-3
under the Exchange Act. The audit committee is governed by a charter that complies with the Nasdaq rules.
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
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.
Compensation Committee
The compensation committee, which consists of Peter Sirota, Elena Ivashentseva, Lydia Jett and Alexey Katkov, assists the board of directors in determining executive officer compensation and compensation of directors. Mr. Sirota serves as Chairperson of the committee. The committee recommends to the board for determination the compensation of each of our executive officers and directors. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.
The compensation committee is responsible for:

•	reviewing and approving recommendations relevant to compensation of our executive officers and members of the board of directors; and

•	reviewing and approving or making recommendations to the board regarding incentive compensation and equity-based plans and arrangements.
Nominating Committee
The nominating committee, which consists of Lydia Jett, Nilesh Lakhani and Charles Ryan, assists the board of directors in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Ms. Jett serves as Chairperson of the committee. Under Nasdaq rules, all such directors must be independent; however, pursuant to exemptions from such requirements as a result of being a foreign private issuer, the members of our nominating committee may not be independent under the Nasdaq standards.
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
As of December 31, 2021, we had 45,854 employees working in our fulfillment centers, delivery infrastructure operations and research labs and offices. As of December 31, 2020 and 2019, we had a total of 14,834 and 13,007 employees, respectively. The table below sets out the number of employees by job category as of December 31, 2021, 2020 and 2019:

	Number of employees as of December 31,
Function	2021	2020	2019
Supply Chain	28,600	10,089	9,874
Marketing	700	166	93
IT	3,689	1,333	953
Sales	2,437	956	631
Contact Center	5,589	1,074	828
General and Administrative	4,839	1,216	628

Total	45,854	14,834	13,007

The table below sets out the number of employees by location as of December 31, 2021, 2020 and 2019:

	Number of employees as of December 31,
Function	2021	2020	2019
Moscow and Moscow Region	22,122	7,462	6,620
Saint Petersburg and Leningrad Region	4,428	1,105	703
Other regions	19,304	6,267	5,684

Total	45,854	14,834	13,007

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.
E. Share Ownership
See Item 7.A “
Major Shareholders and Related Party Transactions—Major Shareholders
” for information about the share ownership of directors and officers.
See Item 6.B “
—Compensation
” for information about our equity incentive plans.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2022:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our board of directors individually; and

•	our executive officers and members of our board of directors as a group.

For information regarding material transactions between us and principal shareholders, see Item 7.B “
—Related Party Transactions.
”
The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 31, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, to our knowledge and subject to applicable community property laws, all persons named in the table below have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person. Funds advised by Baring Vostok Capital Partners Group Limited (and its predecessors) first acquired shares in Ozon in 2000. Sistema first acquired shares in Ozon in 2014. There is no agreement or arrangement between them with respect to their ownership in our Company, other than the registration rights agreement, dated November 22, 2020. See Item 7.B “
—Related Party
 Transactions—Registration Rights Agreement.
”
The percentage of shares beneficially owned is computed on the basis of 216,413,733 of our ordinary shares outstanding as of March 31, 2022 and two Class A shares outstanding as of March 31, 2022. Ordinary shares that a person has the right to acquire within 60 days of March 31, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. To our knowledge, there are no U.S. holders of record of our ordinary shares. As of March 31, 2022, 83,377,077 ordinary shares were held in the form of ADSs by The Bank of New York Mellon, as depositary. We have been informed by the depositary that there are ten registered holders of ADSs with addresses in the U.S., the UK and Russia holding 78,700,235 ADSs as of March 31, 2022. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ozon Holdings PLC, Arch. Makariou III,
2-4,
Capital Center, 9
th
floor, 1065, Nicosia, Cyprus.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Sistema (1)	68,827,227	31.8%
Baring Vostok Private Equity Funds (2)	67,830,572	31.3%
Executive Officers and Board Members	—	—
Igor Gerasimov	*	*
Anton Stepanenko	*	*
Elena Ivashentseva	*	*
Felix Evtushenkov	—	—
Lydia Jett	*	*
Dmitry Kamensky	—	—
Alexey Katkov	—	—
Nilesh Lakhani	*	*
Charles Ryan	*	*
Peter Sirota	*	*
All executive officers and board members as a group (10) persons)	*	* %

*	Indicates beneficial ownership of less than 1%.
(1)
Includes 52,743,552 ordinary shares and one Class A share directly held by Sistema and 16,083,675 ordinary shares directly held by Sistema Venture Fund Limited, an investment vehicle controlled by Sistema. Sistema may be deemed to be the beneficial owner of all of these shares. The address for Sistema is 13/1 Mokhovaya Street, 125009, Moscow, Russia. The number of shares reported is based solely on the Schedule 13D/A filed by Sistema, Sistema Venture Fund Limited and Sistema Venture Capital Fund LLC on May 28, 2021 and represents their beneficial ownership as of May 18, 2021. Based on information provided by Sistema.

(2)
Includes 30,712,750 ordinary shares directly held by Baring Vostok Ozon L.P. (“Ozon LP”); 188,133 ordinary shares directly held by BV Special Investments Limited (“BVSIL”); 36,929,688 ordinary shares directly held by Baring Vostok Fund V Nominees Limited (“BVFVNL”), a nominee company holding in trust for each of the three limited partnerships comprising Baring Vostok Private Equity Fund V (“BVPEFV”) and Baring Vostok Fund V Supplemental Fund, LP (“Supp Fund” and, together with BVPEFV, the “Fund V Funds”) and other Baring Vostok affiliated entities. Also includes one Class A share held by BVFVML in trust for the Fund V Funds with an agreement that BVFVML will consult with Ozon LP prior to exercising its rights under the Class A share. Voting and investment control over the investments held by Ozon LP is exercised by the board of directors of Baring Vostok Ozon Managers Limited (“BVOML”) as the general partner to Baring Vostok Ozon (GP) L.P., who is the general partner to Ozon LP. The board of directors of BVOML is comprised of Holly Nielsen, Gabbas Kazhimuratov, Julian Timms, Andrey Costyashkin and Gillian Newton. Each member of the board of directors disclaims beneficial ownership of the investments held by Ozon LP. Voting and investment control over the investments held by BVFVNL under a declaration of trust on behalf of the Fund V Funds is exercised in each case by the board of directors of Baring Vostok Fund V Managers Limited (“BVFVML”) as the general partner to Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P., who are the general partners to BVPEFV and the Supp Fund, respectively, as well as the board of directors of BVFVML under similar arrangements in the case of other Barring Vostok affiliated entities. Voting and investment control over investments held by BVFVNL under a declaration of trust on behalf of other Baring Vostok affiliated entities is also exercised in each case by the board of directors of BVFVML. The board of directors of BVFVML is comprised of Holly Nielsen, Gabbas Kazhimuratov, Julian Timms, Andrey Costyashkin and Gillian Newton. Each member of the board of directors of BVFVML disclaims beneficial ownership of the investments held by BVFVNL on behalf of the Fund V Funds and on behalf of other Baring Vostok affiliated entities. Voting and investment control over the investments held by BVSIL is exercised by the board of directors of BVSIL. The board of directors of BVSIL is comprised of Andrey Costyashkin, Julian Timms and Gillian Newton. Each member of the board of directors of BVSIL disclaims beneficial ownership of the investments held by BVSIL. Baring Vostok Capital Partners Group Limited (“BVCPGL”), a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the investments held by Ozon LP, BVSIL or through BVFVNL. BVOML and BVFVML make decisions based on recommendations of investment committees appointed in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the ordinary shares held by each such fund and on behalf of other Baring Vostok affiliated entities. Each of Ozon LP, BVFVNL, the Fund V Funds, the respective general partners of each such fund and the directors of each such general partner and the directors or each such Baring Vostok affiliated entities disclaims beneficial ownership of the ordinary shares beneficially owned or deemed beneficially owned by each of the other such persons, except to the extent of its pecuniary interest therein. The address for BVFVNL, BVFVML, Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P. and each of the Fund V Funds is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL. The address for BVOML, Baring Vostok Ozon (GP) L.P., Ozon LP and BVSIL is 1
st
and 2
nd
Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands. Based on information provided by the Baring Vostok Private Equity Funds.

As of December 31, 2021, 216,413,733 ordinary shares were outstanding. To the extent known to us, the Company is not directly or indirectly owned or controlled by another corporation or foreign government and there are no arrangements the operation of which may at a subsequent date result in a change of control.
B. Related Party Transactions
The following is a description of related party transactions we have entered into since January 1, 2021 with our related parties. We make sales to and purchases from related parties on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end
are unsecured and interest free and settlement occurs in cash. For 2021, we recognized no provision for expected credit losses relating to amounts owed by related parties.

Relationship with Sistema
We have several accounts at
MTS-Bank
PJSC (a subsidiary of Sistema, one of our significant shareholders, “MTS Bank”). As of December 31, 2021, total cash balances of our current accounts at MTS Bank were
~~P~~
3 million.
In March 2021, we entered into the factoring arrangement with MTS Bank. As of December 31, 2021, the outstanding balance under this arrangement was
~~P~~
782 million. The respective factoring commissions for 2021 amounted to
~~P~~
111
 million.
Purchases from Sistema and its affiliates relate mainly to the purchases of telecommunication services (phone service, internet), payment processing services and agent services, including for cash collection from our customers, acquisition of software licenses and other operating expenses in a normal course of business.
Relationship with Litres
Services Received from Litres
In 2021, we made purchases from Litres relating to the subscription for the library of
e-books.
During 2021, our purchases from Litres totaled
~~P~~
1 million.
Services Provided to Litres
In 2021, we made sales to Litres relating to the commission for the participation in the affiliates program when our customer referrals result in successful sales of Litres. During 2021, our sales to Litres totaled
~~P~~
7 million.
Litres Shareholders’ Agreement
We are a party to an amended and restated shareholders’ agreement with Mr. Oleg Evgenievich Novikov, Mr. Dmitry Petrovich Gribov, Mr. Alexander Valeryevish Brychkin, Mr. Sergey Valeryevich Anuryev and Litres, governing the rights and obligations between the parties relating to Litres, a Cyprus limited liability company whose main operating subsidiary is Litres LLC, which operates one of the leading online book retail business in Russia. As of the date of this Annual Report, we hold a 42.27% participatory interest in Litres. The shareholders’ agreement is effective until it is terminated by written agreement between all shareholders.
Registration Rights Agreement
We are a party to a registration rights agreement with the Baring Vostok Private Equity Funds and Sistema (the “Registration Rights Agreement”). The Registration Rights Agreement provides such shareholders certain registration rights relating to our ordinary shares held by them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, such shareholders and their permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called
“demand request.” Such shareholders and their permitted transferees also have “piggyback” registration rights, such that they and their permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders.
The Registration Rights Agreement sets forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We also agreed to indemnify the shareholders and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by such shareholders or any permitted transferee, and to pay certain fees, costs and expenses of such registrations.

C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See Item 18 “
Financial Statements.
”
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
The terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares. In addition, as a result of sanctions imposed on Russia and reactive capital control and protection measures introduced by the Russian Government in connection with the ongoing geopolitical crisis surrounding Ukraine, our Russian operating subsidiaries are also temporarily unable to transfer foreign currency outside of Russia, which would affect dividend payments, if any, to our holding company. See Item 3.D “
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
” and Item 4.B “
Information on the Company—Business Overview—Regulatory Environment—Capital Control and Protection Measures Related to the Geopolitical Crisis Surrounding Ukraine.
”
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
Item 9. The Offer and Listing
A. Offer and Listing Details
See Item 9.C “
—Markets.
”
B. Plan of Distribution
Not applicable.

C. Markets
The ADSs, each representing one ordinary share, have been listed on Nasdaq and MOEX since November 24, 2020 under the symbol “OZON.” See Item 3.D “
Key Information—Risk Factors—Risks Relating to the Ownership of the ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended
” for more details on the current suspension of trading of the ADSs on Nasdaq.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report.
C. Material Contracts
Convertible Bonds
In February 2021, we issued and sold our $750 million Bonds to institutional investors that are not U.S. persons, outside the United States, in reliance on Regulation S under the Securities Act.
In connection with the offering of the Bonds, we entered into a Trust Deed, dated February 24, 2021, with BNY Mellon Corporate Trustee Services Limited as trustee. The Trust Deed includes the terms and conditions upon which the bonds are to be authenticated, issued and delivered. The Bonds are convertible into cash, the ADSs representing our ordinary shares or a combination of cash and the ADSs, at our election, based on a 42.5% premium above the reference share price of $60.8056. The reference share price was calculated by taking the volume weighted average price of the ADSs between opening and closing of trading on Nasdaq on February 17, 2021. Accordingly, the corresponding initial conversion price is $86.6480 per ADS, subject to adjustment on the occurrence of certain events.
The Bonds bear interest at a rate of 1.875% per year, payable semi-annually in arrears on August 24 and February 24 of each year, beginning on August 24, 2021. The Bonds are senior unsecured obligations and mature on February 24, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms.
The net proceeds from the offering of the Bonds were approximately $736.6 million, after deducting the initial purchasers’ discount and estimated offering expenses.

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

•
whether the company’s board of directors has a decision-making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the meeting of the board of directors take place in Cyprus and the minutes of the board of directors are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus;

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
From 2023, a company incorporated and registered in Cyprus that has its management and control outside of Cyprus will by default be considered a tax resident of Cyprus provided it is not a tax resident in any other jurisdiction.
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

•
the individual exercises any business in Cyprus, is employed in Cyprus or is an officer of a Cyprus tax resident person at any time during the relevant tax year provided that such is not terminated during the tax year; and

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
Taxation of Income and Gains of the Company
Gains from the disposal of securities
Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, global depositary shares or receipts and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.
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
Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e., “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.
Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e., “passive”), will be subject to SDC at a rate of 30% which is levied on the gross interest received.
Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from SDC and only be subject to income tax.
Taxation of Income and Gains of the Holders of the ADSs
Individual
Non-Cyprus
tax resident holders of the ADSs
Under Cyprus legislation, there is no withholding tax on dividends and interest paid to non-Cyprus
tax residents.
Individual Cyprus tax resident holders of the ADSs
Gains from disposal of ADSs
Any gain from the disposal by a Cyprus tax resident individual of securities (including ADSs) shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American or global depositary shares or receipts), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end
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

An individual is considered to have his domicile in Cyprus if:

•	subject to certain exceptions, if they have their domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or

•	they have been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.
Individuals holders of ADSs must consult their own tax advisers on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.
The distribution of dividend income to individual holders of ADSs who are Cypriot tax resident individuals (irrespective of their domicile status) is subject to contributions to the General Healthcare Scheme (GHS) at the rate of 2.65%.
Corporate
Non-Cyprus
tax resident holders of ADSs
No withholding tax applies in Cyprus with respect to payment of dividends by the Company to non-Cyprus
tax resident holders of ADSs.
However, from December 31, 2022, withholding taxes will apply on dividend and interest payments made to companies that: (i) are tax resident in jurisdictions included in the EU list of non-cooperative
jurisdictions for tax purposes (the “EU Blacklist”); or (ii) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist.
Corporate Cyprus tax resident holders of ADSs
Gains from disposal of the ADSs
Any gain from disposal by a Cyprus tax resident company of securities (including ADSs) shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures or forwards on securities, swaps on securities, depositary receipts on securities (American or global depositary shares or receipts), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end
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
Deemed Distribution Rules
In case the Company does not distribute at least 70% of its
after-tax
profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct or indirect shareholders of the Company are individuals who are both Cyprus tax resident and Cyprus tax domiciled.
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
Prospective holders of the ADSs should consult their tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of ADSs and receiving payments of dividends and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect as at the date hereof. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.
General
The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of ADSs, as well as the receipt of dividend income, by Russian resident and non-resident
investors based on the Russian laws in effect at the date hereof, which are subject to change (possibly with retroactive effect).

The summary does not seek to address the applicability of taxes levied at the level of regional, municipal, or other non-federal
authorities of Russia or procedures related to them. Likewise, this overview does not address the availability of double tax treaty relief in respect of ADSs, and it should be noted that practical difficulties, including satisfying certain documentation requirements, may arise from claiming relief under a double tax treaty. Prospective holders should consult their own professional advisers regarding the tax consequences of investing in ADSs. No representations with respect to the Russian tax consequences for any particular holder are made hereby.
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
For the purposes of this summary, a “Russian Resident Holder” is a holder of ADSs who is:

•
an individual holding ADSs who actually stays in Russia for an aggregate period of 183 days (including the day of arrival in Russia and the day of departure from Russia) or more in a period of 12 consecutive months. Medical treatment or education outside Russia also counts as days spent in Russia if the individual spent less than six months outside Russia for these purposes. The Ministry of Finance’s interpretation of this definition suggests that for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in Russia in a 12 month period preceding the date of payment), and nevertheless, individuals’ final tax liability in Russia for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in Russia qualify as Russian tax residents.;

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

•	a legal entity or organization established in a jurisdiction other than Russia that has voluntarily obtained Russian tax residence on the basis of its registered subdivision in Russia.
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

We are a Cypriot tax resident based on the place of our management and control in Cyprus. While we do not believe we will be treated as having a tax residence outside of Cyprus, including in Russia, we cannot assure that the Russian tax authorities will not attempt to claim us to be a tax resident of Russia (see Item 3.D “
Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents
”). If this occurs, the rules similar to those applicable to Russian companies will become relevant to the purchase, ownership and disposal of ADSs. These rules are not separately addressed in this summary.
Holders of ADSs should seek professional advice regarding their tax status and the relevant tax consequences in Russia.
Taxation of ADS Acquisition
The Russian Tax Code stipulates a capital gains principle with respect to the calculation of either personal or corporate income tax for operations with securities. Pursuant to this provision, personal or corporate income tax is to be calculated at the moment of security disposal. Thus, at the moment of security acquisition, no tax implications should arise, except for the cases described below.
Russian Resident Holders – Individuals
No Russian tax implications should generally arise for Russian Resident Holders – Individuals upon acquisition of ADSs except for the deemed income taxation as described below.
Taxable deemed income may arise for the Russian Resident Holders – Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. For such cases, the tax base is determined in Russian rubles as the amount by which the market value (or the value within 20% range up and down from the market value) of the ADSs (determined at the date of the transaction) exceeds the amount of actual expenses of the individual during acquisition. The income of up to
~~P~~
5 million per annum shall be taxed at a 13% tax rate, whereas the amount exceeding
~~P~~
5 million per annum shall be taxed at a 15% tax rate. We suggest that Russian Resident Holders – Individuals consult their tax advisers in this respect.
Russian Resident Holders – Legal Entities
No Russian tax implications generally arise for Russian Resident Holders – Legal Entities when they acquire ADSs for a consideration.
We suggest that Russian Resident Holders – Legal Entities consult their tax advisers in this respect.
Non-Resident
Holders – Individuals
No Russian tax implications generally should arise for
Non-Resident
Holders – Individuals. Nevertheless, we cannot rule out the risk of taxation at a 30% tax rate of deemed income received by
Non-Resident
Holders – Individuals upon acquisition of ADSs for a price below their market value, which is unlikely in the market conditions.
We suggest that
Non-Resident
Holders – Individuals consult their tax advisers in this respect.
Non-Resident
Holders – Legal Entities
No Russian tax implications generally arise for
Non-Resident
Holders – Legal Entities when they acquire ADSs for a consideration.
We suggest that
Non-Resident
Holders – Legal Entities consult their tax advisers in this respect.

Taxation of Dividends and Other Distributions (including distributions in kind)
Currently, we are a Cypriot tax resident and, therefore, according to Russian tax law are not required to act in a capacity of a tax agent for the Russian tax purposes.
Russian Resident Holders – Individuals
Payments of dividends from the ADSs to the Russian Resident Holders – Individuals should be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount for income of up to
~~P~~
5 million per annum and at a tax rate of 15% for income exceeding
~~P~~
5 million per annum. Whereas the distribution is made in kind, the 13% tax rate for income up to
~~P~~
5 million per annum and the tax rate of 15% for income exceeding
~~P~~
5 million per annum apply to the gross market price of the distribution received. We suggest that Russian Resident Holders – Individuals consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.
Russian Resident Holders – Legal Entities
Payment of dividends from ADSs received by Russian Resident Holders – Legal Entities, with certain exceptions, should be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount.
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
We suggest that Russian Resident Holders – Legal Entities consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.
Non-Resident
Holders – Individuals
No Russian tax consequences shall arise for
Non-Resident
Holders – Individuals with respect to dividends on the ADSs. Nevertheless, we cannot rule out the risk that dividend income received by
Non-Resident
Holders – Individuals may be taxed in Russia if this income is assessed as received from Russian sources. In this case, the possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty.
Non-Resident
Holders – Individuals should therefore consult their own tax advisers. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.
”
Non-Resident
Holders – Legal Entities
No Russian tax consequences shall arise for
Non-Resident
Holders – Legal Entities with respect to dividends on the ADSs.
Taxation of Disposal of ADS / Capital Gains
The following sections summarize the taxation of capital gains with respect to the disposal of ADSs.
Russian Resident Holders – Individuals
Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders – Individuals must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13% for income up to
~~P~~
5 million per annum (and at a tax rate of 15% for income exceeding
~~P~~
5 million per annum), unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (for example, a Russian broker or Russian legal entity, a buyer of the ADSs). See “
—Taxation of ADS Acquisition—Russian Resident Holders – Individuals.
”

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
Non-Resident
Holders – Individuals
Generally, income received by
Non-Resident
Holders – Individuals from disposal of ADSs is not considered as a taxable event in Russia unless it is qualified as Russian-sourced income (for example, when
Non-Resident
Holders – Individuals conduct their transactions with a Russian broker).
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

Non-Resident
Holders – Legal Entities
Capital gains arising from the sale, exchange or other disposal of the ADSs by
Non-Resident
Holders – Legal Entities should generally not be subject to tax in Russia if the immovable property located in Russia constitutes directly or indirectly 50% or less of the Company’s assets or securities are treated as quoted on a stock exchange markets. In our opinion, ADSs should generally fall under the aforementioned exemption.
We suggest that
Non-Resident
Holders – Legal Entities consult their tax advisers in this respect.
Stamp Duties
Holders are not subject to any Russian stamp duties for transactions with ADSs as discussed in this section of this Annual Report (for example, on the purchase or sale of ADSs), except for transactions involving the inheritance of ADSs.
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
However, in case we are recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D “
Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”
) Russian tax implications could arise as described below. While we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.
Generally, Russian legislation prescribes how tax treaty benefits can be obtained by
Non-Resident
Holders via the tax agent, i.e. if tax on such income is subject to tax at source. Russian legislation requires the relevant claim and supporting documents to be filed to the tax agent or to the tax authorities (for refund of tax withheld). See
“
—Refund of Russian Tax Withheld.
”
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
The possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty. See Item 3.D “
Key Information—Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.
”
Non-Resident
Holders should consult their own tax advisers about available double tax treaty relief and the procedures for obtaining such relief with respect to any Russian taxes imposed in respect of dividend income from the ADSs or any income received in connection with the acquisition, sale or other disposal of the ADSs.
U.S. Federal Income Tax Considerations for U.S. Holders
The following is a discussion of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs by U.S. Holders (as defined below) that hold such ADSs as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities,
retirement plans, regulated investment companies, real estate investment trusts, certain former citizens, or residents of the United States, and accrual method U.S. Holders that have an “applicable financial statement,” U.S. Holders that hold the ADSs as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, or U.S. Holders that own (or are deemed to own) 10% or more (by vote or value) of our stock). This discussion does not address any U.S. state or local or non-U.S. tax
considerations or any U.S. federal estate, gift or alternative minimum tax considerations.
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

EACH PERSON HOLDING AN ADS SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND
NON-U.S.
TAX CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF AN ADS IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.
Treatment of the ADSs
A U.S. Holder of an ADS generally should be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in the ordinary shares held by the depositary (or its custodian) that are represented by such ADS. However, such tax treatment may be affected by actions taken by the depositary or other intermediaries in the chain of ownership between the holder of such ADS and us that are inconsistent with the beneficial ownership of the underlying shares. If the U.S. Holder is treated as the owner of such ordinary shares, any deposit or withdrawal of such ordinary shares by such U.S. Holder in exchange for its ADSs will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding U.S. federal income tax considerations relating to the ownership and disposition of the ADSs (including tax consequences if the foregoing tax treatment is not respected and tax consequences of owning and disposing of ordinary shares not represented by ADSs). The following discussion assumes that the foregoing tax treatment is respected.
The discussion below assumes that a U.S. Holder will be treated for U.S. federal income tax purposes as the owner of its proportionate interest in the ordinary shares held by the depositary (or its custodian) that are represented and evidenced by such ADS.
Distributions with respect to the ADSs
A U.S. Holder that receives a distribution of cash or other property (other than certain distributions of our stock or rights to acquire our stock) with respect to an ADS generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any
non-U.S.
tax withheld from such distribution) to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable
return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ADS and then as gain (which will be treated in the manner described below under “
Sale, Exchange or
Other Taxable Disposition of the ADSs
”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.
A distribution on an ADS that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Such dividend will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for any
non-U.S.
tax withheld from distributions received in respect of an ADS. A U.S. Holder that does not elect to claim a U.S. foreign tax credit for
non-U.S.
income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all
non-U.S.
income taxes paid or accrued by such U.S. Holder in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
A distribution on an ADS treated as a dividend that is received by an individual (or certain other non-corporate
U.S. Holders) in respect of stock of a
non-U.S.
corporation may qualify for preferential rates of tax in certain circumstances, so long as (i) the distributing corporation is not a passive foreign investment company (as described under “—Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. These circumstances are generally met if either (x) the stock of the non-U.S. corporation is readily tradable on an established securities market in the United States or (y) the non-U.S. corporation is eligible for benefits under certain income tax treaties with the United States. Although the ADSs are listed on Nasdaq, trading of the ADSs on Nasdaq was halted on February 28, 2022, and factors outside our control will determine when and if trading may resume. Further, currently we are not sure whether we are eligible for the benefits of the income tax treaty between Cyprus and the United States. Therefore, under the current circumstances, it is unclear whether such preferential rates of tax will apply to dividends paid on an ADS held by a U.S. Holder. Each U.S. Holder that is a non-corporate
taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

Sale, Exchange or Other Taxable Disposition of the ADSs
A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an ADS in an amount equal to the difference, if any, between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such ADS. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such ADS for more than one year at the time of such sale, exchange or other disposition. Net long-term capital gain of certain non-corporate
U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States.
Passive Foreign Investment Company Considerations
In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”) in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% (determined on the basis of quarterly average unless elected otherwise) of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and net gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a
non-U.S.
corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.
While we believe that we were not a PFIC for U.S. federal income tax purposes in 2021, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control and may be impacted by external events, including the geopolitical crisis surrounding Ukraine (see Item 3.D “
Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—
Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs
”) or the halting of trading of the ADSs on Nasdaq (see Item 3.D “
Key Information—Risk Factors—Risks Relating to the Ownership of the ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended
”), we are unable to make a determination as to whether we will be a PFIC in 2022. Additionally, there can be no assurance that we will be able to make a determination regarding our PFIC status for any taxable year or, if such determination were made, that the IRS would agree with our determination in any taxable year. If we are a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.
If we are a PFIC in any taxable year during which a U.S. Holder owns an ADS, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of an ADS at a gain, whether or not we continue to be a PFIC. The tax would be determined by allocating such distributions or gain ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year in which we are a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge would also be imposed on the amount of taxes so derived for each such taxable year. In addition, a person who acquires an ADS from a deceased U.S. Holder who held such ADS in a taxable year in which we were a PFIC generally would be denied the step-up
of the tax basis in such ADS for U.S. federal income tax purposes to the fair market value of such ADS at the date of such deceased U.S. Holder’s death. Instead, such person would have a tax basis in such ADS equal to the lower of such fair market value or such deceased U.S. Holder’s tax basis in such ADS.
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
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see Note 29 to our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report.
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
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, adviser, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
Holders of ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of ADSs or allow holders of ADSs to withdraw the deposited securities represented by their ADSs until those taxes or other charges are paid. It may apply payments owed to them or sell deposited securities represented by their ADSs to pay any taxes owed and holders of ADSs will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to holders of ADSs any property, remaining after it has paid the taxes.
See also Item 3.D “
Key Information—Risk Factors
” and Item 10.E “
Additional Information—Taxation
” as regards dividend distributions. A full description of the ADSs is set out in Exhibit 2.4 to this Annual Report.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
For the period from November 23, 2020, the effective date of our registration statement on
Form F-1,
to December 31, 2021, we have used a substantial amount of proceeds received from our initial public offering to finance our operations. As of the date of this Annual Report, there have been no material modifications to the rights of security holders or changes in the use of proceeds as disclosed in the registration statement on
Form F-1.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures, as such term is defined in
Rules 13a-15(e)
and
15d-15(e)
under the Exchange Act, that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2021.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules
13a-15(f) and
15d-15(f)
under the Exchange Act. These rules define internal control over financial reporting as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective due to the presence of a material weakness.
SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, in the course of preparing the financial statements that are included in this Annual Report, management identified a material weakness in control activities as we did not appropriately design and maintain controls related to the accounting for leases in accordance with IFRS 16 “Leases” attributable to insufficient risk assessment in relation to the design of manual control activities in this area. The control activities with respect to accounting for leases were designed with a significant reliance on manual procedures, while review controls with respect to these manual procedures were not designed and maintained as required to timely detect and prevent a material error. The material weakness resulted in material misstatements of right-of-use assets and lease liabilities that were corrected in our consolidated financial statements as of and for the year ended December 31, 2021 prior to our issuance of those financial statements.
Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS. See Item 3.D “
Key Information—Risk Factors—Risks Relating to the Ownership of ADSs—We have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired
” for more details.
Our independent registered public accounting firm, JSC “KPMG,” who audited the consolidated financial statements included in this Annual Report, has issued an adverse attestation report on our internal control over financial reporting. JSC “KPMG”s report is included elsewhere in this Annual Report.
Remediation Activities
We are working to remediate the identified deficiency in our internal control over financial reporting relating to the accounting for leases in accordance with IFRS 16 “Leases” that resulted in a material weakness discussed above and have taken initial steps to improve our internal control environment, including control improvements and personnel training. Specifically, we are planning to:

•	improve the design of the lease accounting process to reduce reliance on manual procedures;

•
develop checklists to be used by our accounting and finance team to ensure that all terms and conditions of lease contracts are reviewed and the applicable accounting guidance is appropriately applied to each of our lease arrangements; and

•	improve documentation to support our review and approval of corresponding lease adjustments and strengthening supervisory reviews by accounting experts and management.
While we believe that these remedial efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. Due to this ongoing testing, we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. Management will test and evaluate the implementation of these new and revised procedures and control activities to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements.

Attestation Report of the Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Ozon Holdings PLC:
Opinion on Internal Control Over Financial Reporting
We have audited Ozon Holdings PLC’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 29, 2022 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective controls over the accounting for leases attributable to insufficient risk assessment has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ JSC “KPMG”
Moscow, Russia
April 29, 2022
Changes in Internal Control over Financial Reporting
In the course of preparing our financial statements for the years ended December 31, 2020, 2019 and 2018, we identified control deficiencies that we concluded represented a material weakness in our internal control over financial reporting. The material weakness identified for the years ended December 31, 2020, 2019 and 2018 relates to information technology general controls, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems and (ii) insufficient controls over change management of our information systems.
To address our material weakness, in 2020 and 2021, we developed and implemented a remediation plan that included the following activities:

•	hiring additional personnel dedicated to carrying out regular independent monitoring of information technology general controls;

•	establishing an access policy for our information systems;

•	improving controls over access rights management, including reviews of current access rights, user roles and access management procedures; and

•	implementing change management control procedures for our information systems.
During the year ended December 31, 2021, we completed implementing the remediation activities in response to the previously identified material weakness as planned. Therefore, as of December 31, 2021, based on the management’s assessment of the effectiveness of our internal control over financial reporting, this material weakness was remediated.
Other than the implementation of initiatives intended to remediate the material weakness noted above, there were no changes in our internal controls over financial reporting, as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act, that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Nilesh Lakhani is considered an “audit committee financial expert” as defined in Item 16A of Form
20-F
under the Exchange Act. Our board of directors has also determined that Lydia Jett, Nilesh Lakhani and Charles Ryan each satisfy the “independence” requirements set forth in Rule
10A-3
under the Exchange Act.
Item 16B. Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. The Code of Business Conduct and Ethics covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination
standards. The full text of the Code of Business Conduct and Ethics is available on our website at corp.ozon.com. Our Russian subsidiaries have also adopted detailed procedures for the implementation and enforcement of the provisions of our Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by JSC “KPMG,” our independent registered public accounting firm, for the periods indicated.

( ~~P~~ in millions)	For the year ended December 31,
	2021	2020
Audit fees (1)	77	76
Audit-related fees	—	1
Tax fees	2	—
All other fees	5	—

Total fees	84	77

(1)
Audit fees for years ended December 31, 2021 and 2020 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form
20-F
or services normally provided in connection with statutory engagements for those fiscal years. Audit fees for the year ended December 31, 2020 include fees for services in connection with our initial public offering.

Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
As we are not listed on a regulated market or the Cyprus Stock Exchange, we are not required to comply with any corporate governance requirements applicable to Cypriot public companies. As a foreign private issuer whose shares are traded on Nasdaq, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

•
We follow home country practice that permits us not to provide in our bylaws for a generally applicable quorum of not less than one-third
of the outstanding voting stock, rather than Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third
of the outstanding voting stock.

•
We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Nasdaq Listing Rule 5605(b)(1), which requires that a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act).

•
We follow home country practice that permits the compensation committee of our board of directors not to consist entirely of independent directors, rather than Nasdaq Listing Rule 5605(d)(2), which requires boards to have a compensation committee consisting entirely of independent directors.

•
We follow home country practice that does not require our board of directors to be nominated by a majority of our independent directors, rather than Nasdaq Listing Rule 5605(e)(1), which requires director nominees to either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

•
We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, rather than Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend.

•
We follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, rather than Nasdaq Listing Rule 5635(c) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.

•
Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b) and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cyprus law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval (in case of share issuances, if the right to issue shares has been delegated to the board of directors), to take the following actions:

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

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page
F-1
of this Annual Report. The audit report of JSC “KPMG,” an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.
Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

1.1	Articles of Association of Ozon Holdings PLC.	F-1	333-249810	3.1	November 2, 2020

2.1	Form of Deposit Agreement among Ozon Holdings PLC, The Bank of New York Mellon as depositary, and Owners and Holders of American Depositary Shares issued thereunder.	F-1/A	333-249810	4.1	November 17, 2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-249810	4.2	November 17, 2020

2.3	Registration Rights Agreement among Ozon Holdings PLC, Sistema, BVFVNL, Ozon LP and BVSIL, dated November 22, 2020.	20-F	001-39713	2.3	March 30, 2021

2.4	Description of Securities.					*

4.1	Trust Deed between Ozon Holdings PLC and BNY Mellon Corporate Trustee Services Limited, dated February 24, 2021.	20-F	001-39713	4.15	March 30, 2021

4.2†	Rules of the Equity Incentive Plan 2020.	S-8	333-252457	10.1	January 27, 2021

4.3†	Amended and Restated Stock Option Agreement by and between Mr. Bernard Lukey and the Company, dated December 30, 2020.	S-8	333-252457	10.2	January 27, 2021

4.4†	Notice of Senior Executive Option Award, dated August 1, 2018 (as amended and restated on November 17, 2020) and Amended and Restated Equity Incentive Agreement for Award of an Option to Purchase Ordinary Shares by and between Mr. Alexander Shulgin and the Registrant, dated November 17, 2020.	F-1/A	333-249810	10.9	November 17, 2020
		S-8	333-252457	10.3	January 27, 2021

4.5†	Rules of the Equity Incentive Plan 2018.	S-8	333-252457	10.4	January 27, 2021

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

8.1	List of Significant Subsidiaries.					*

12.1	Principal Executive and Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive and Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of JSC “KPMG,” independent registered public accounting firm.					*

101	The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) consolidated statements of profit and loss and other comprehensive income for the years ended December 31, 2021, 2020 and 2019; (ii) consolidated statements of financial position as of December 31, 2021 and 2020; (iii) consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019; (iv) consolidated statements of cash flows for the year ended December 31, 2021, 2020 and 2019; and (v) notes to the consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019.

104	Inline XBRL for the cover page of this Annual Report included in the Exhibit 101 Inline XBRL Document Set.

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Date: May 2, 2022

Ozon Holdings PLC

By:	/s/ Igor Gerasimov
Name: Igor Gerasimov
Title: Chief Financial Officer, Executive Director

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Ozon Holdings PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Ozon Holdings PLC and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year
period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year
period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, due to the suspension of the trading of the Company’s ADSs on NASDAQ Global Select Market, the holders of the convertible bonds issued by the Company can exercise their rights to require redemption of their bonds by way of giving the Company an irrevocable notice for the principal amount together with accrued interest. The Company is in the process of renegotiating the terms of the bonds agreement. In the event the Company is unable to reach an acceptable agreement, the Company’s debt may become repayable on demand and may result in significant outflow of funds required to support the ongoing operations and development of the Company. These events raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of inventory valuation allowance
As discussed in Note 18 to the consolidated financial statements, the Company had inventories of RUB 26,362 million and an inventory valuation allowance of RUB 1,913 million as of December 31, 2021. As discussed in Note 2.6 (q) and 3, the Company records inventory valuation allowance to write down the cost of inventory to the estimated net realizable value. In determining the write-downs to inventories, the Company considers the historical demand for inventories, expected selling prices and estimated costs necessary to make the sales.
We identified the measurement of inventory valuation allowance as a critical audit matter. Evaluating the net realizable value required subjective and complex auditor judgment, specifically the identification and estimation of costs necessary to make the sale of inventories.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the identification and estimation of costs necessary to make the sale of inventories. We challenged the completeness of costs necessary to make the sale by analyzing certain of the Company’s operating expenses, specifically fulfillment and delivery, sales and marketing and technology and content costs, and evaluated the portion that is estimated as necessary to make the sales by comparing them to underlying support.
/s/ JSC “KPMG”
We have served as the Company’s auditor since 2018.
Moscow, Russia
April 29, 2022

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

	Notes	2021	2020	2019
Revenue:
Sales of goods		120,792	81,414	53,487
Service revenue		57,423	22,936	6,617

Total revenue	4	178,215	104,350	60,104
Operating expenses:
Cost of sales		(112,548)	(72,859)	(48,845)
Fulfillment and delivery	6	(76,240)	(30,676)	(16,808)
Sales and marketing	7	(24,695)	(10,015)	(7,153)
Technology and content	8	(11,422)	(4,394)	(3,520)
General and administrative	9	(12,166)	(3,729)	(2,390)

Total operating expenses		(237,071)	(121,673)	(78,716)
Operating loss		(58,856)	(17,323)	(18,612)
Net gain on revaluation of conversion options and other financial instruments	23, 29	6,341	—	—
Loss on disposal of non-current assets		(33)	(35)	(7)
Interest expense		(5,802)	(2,115)	(980)
Interest income		1,484	311	179
Share of profit of an associate	10	197	112	54
Foreign currency exchange loss, net		(108)	(1,984)	(213)
Other non-operating expenses	11	—	(1,000)	—

Total non-operating income/ (expense)		2,079	(4,711)	(967)
Loss before income tax		(56,777)	(22,034)	(19,579)
Income tax (expense) / benefit	12	(2)	(230)	216

Loss for the year		(56,779)	(22,264)	(19,363)

Other comprehensive income
Items that are or may be reclassified to profit or loss (net of tax):
Exchange differences on translation of foreign operations	22	(3)	—	—

Other comprehensive income, net of tax		(3)	—	—

Total comprehensive income		(56,782)	(22,264)	(19,363)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	13	(276.1)	(135.1)	(150.4)
Basic and diluted weighted average number of ordinary shares	13	205,619,832	164,605,952	128,597,975

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2021 AND 2020
(in millions of Russian Rubles)

	Notes	December 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	14	29,970	13,003
Right-of-use assets	15	39,940	14,579
Intangible assets	16	1,171	317
Investments in an associate	10	1,238	1,111
Deferred tax assets		80	44
Other financial assets	20	2,312	746
Other non-financial assets	20	41	—

Total non-current assets		74,752	29,800

Current assets
Inventories	18	26,362	15,342
Accounts receivable	19	6,611	3,405
VAT receivable		3,440	908
Other financial assets	20	75	—
Other non-financial assets	20	4,107	1,429
Short-term bank deposits	21	17,954	22
Cash and cash equivalents	21	108,037	103,702

Total current assets		166,586	124,808

Total assets		241,338	154,608

Equity and liabilities
Equity
Share capital	22	12	11
Share premium	22	134,924	133,439
Treasury shares	22	(1)	—
Equity-settled employee benefits reserves		7,800	1,152
Other capital reserves	22	(3)	—
Accumulated deficit		(112,124)	(55,345)

Total equity		30,608	79,257

Non-current liabilities
Borrowings	23	50,577	2,323
Lease liabilities	15	34,770	12,267
Conversion options	23	594	—
Deferred tax liabilities		46	66
Deferred income	26	289	406
Other non-current liabilities	24	518	78

Total non-current liabilities		86,794	15,140

Current liabilities
Trade and other payables	24	89,273	42,545
Borrowings	23	11,539	7,125
Lease liabilities	15	7,697	3,223
Taxes payable		1,077	816
Accrued expenses	25	4,716	1,677
Contract liabilities and deferred income	26	9,634	4,825

Total current liabilities		123,936	60,211

Total liabilities		210,730	75,351

Total equity and liabilities		241,338	154,608

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles)

	Share capital	Share premium	Treasury shares	Equity- settled employee benefits reserves	Other capital reserves	Accumulated losses	Total
Balance at January 1, 2019	4	15,484	—	366	—	(12,460)	3,394

Loss for the year	—	—	—	—	—	(19,363)	(19,363)

Total comprehensive income for the year	—	—	—	—	—	(19,363)	(19,363)

Issue of ordinary shares, net of transaction costs	2	16,554	—	—	—	—	16,556
Issue of shares upon exercise of share-based awards	—	15	—	(15)	—	—	—
Share-based compensation expense	—	—	—	190	—	—	190
Convertible loans	—	—	—	—	1,043	(1,003)	40

Balance at December 31, 2019	6	32,053	—	541	1,043	(32,826)	817

Loss for the year	—	—	—	—	—	(22,264)	(22,264)

Total comprehensive income for the year	—	—	—	—	—	(22,264)	(22,264)

Issue of ordinary shares, net of transaction costs (note 22)	5	101,353	—	—	—	—	101,358
Issue of shares upon exercise of share-based awards (note 2 2 )	—	33	—	(33)	—	—	—
Share-based compensation expense (note 27)	—	—	—	644	—	—	644
Convertible loans (note 23)	—	—	—	—	(1,043)	(255)	(1,298)

Balance at December 31, 2020	11	133,439	—	1,152	—	(55,345)	79,257

Loss for the year	—	—	—	—	—	(56,779)	(56,779)
Other comprehensive income	—	—	—	—	(3)	—	(3)

Total comprehensive income for the year	—	—	—	—	(3)	(56,779)	(56,782)

Issue of shares upon exercise of share-based awards (note 2 2 )	—	1,485	—	(1,172)	—	—	313
Issue of shares to employee benefit trust (note 22)	1	—	(1)	—	—	—	—
Share-based compensation expense (note 27)	—	—	—	7,820	—	—	7,820

Balance at December 31, 2021	12	134,924	(1)	7,800	(3)	(112,124)	30,608

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles)

	Notes	2021	2020	2019
Cash flows from operating activities
Loss before income tax		(56,777)	(22,034)	(19,579)

Adjusted for:
Depreciation and amortization of non-current assets	14,15,16	9,880	4,963	2,590
Interest expense		5,802	2,115	980
Interest income		(1,484)	(311)	(179)
Foreign currency exchange loss, net		108	1,984	213
Net gain from revaluation of conversion options and other financial instruments		(6,341)	—	—
Write-downs and losses of inventories	18	3,317	482	1,217
Loss on disposal of non-current assets		33	35	7
Share of profit of an associate	10	(197)	(112)	(54)
Changes in allowances on accounts receivable and advances paid		(19)	131	169
Forgiveness of lease payments	15	—	(21)	—
Share-based compensation expense	27	7,820	644	190
Movements in working capital:
Changes in inventories		(14,278)	(5,005)	(5,577)
Changes in accounts receivable		(3,125)	(482)	(1,146)
Changes in advances paid and other assets		(7,042)	(481)	(2,089)
Changes in trade accounts payable		44,538	20,885	8,776
Changes in other liabilities		8,773	5,202	1,051

Cash (used in) / generated from operations		(8,992)	7,995	(13,431)
Interest paid		(4,485)	(1,356)	(876)
Income tax paid		(149)	(69)	(5)

Net cash (used in) / generated from operating activities		(13,626)	6,570	(14,312)

Cash flows from investing activities
Purchase of property, plant and equipment		(18,680)	(6,714)	(4,742)
Purchase of intangible assets		(661)	(126)	(26)
Placement of bank deposits		(17,200)	—	—
Interest received		1,267	260	158
Dividends received from an associate	10	211	—	71
Issuance of loans		(340)	—	—
Net cash used in investing activities		(35,403)	(6,580)	(4,539)
Cash flows from financing activities
Convertible loans issue proceeds	23	—	6,171	20,099
Proceeds from issue of ordinary shares	22	—	90,480	—
Convertible bond issue proceeds	23	54,499	—	—
Proceeds from exercise of a share option	27	313	—	—
Proceeds from borrowings	23	10,371	8,711	413
Repayment of borrowings		(6,522)	(499)	(310)
Payment of principal portion of lease liabilities	15	(4,769)	(2,296)	(867)
Net cash generated from financing activities		53,892	102,567	19,335
Net increase / (decrease) in cash and cash equivalents		4,863	102,557	484
Cash and cash equivalents at the beginning of the year		103,702	2,994	2,684
Effects of exchange rate changes on the balance of cash held in foreign currencies		(528)	(1,849)	(174)
Cash and cash equivalents at the end of the year		108,037	103,702	2,994

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

1. CORPORATE INFORMATION
These consolidated financial statements of Ozon Holdings PLC (hereinafter “the Company”) and its subsidiaries (collectively, “the Group”) for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the directors on April 29, 2022.
Ozon Holdings PLC (until October 22, 2020—Ozon Holdings Limited and until November 8, 2007—Jolistone Enterprises Limited) is a public limited company that was incorporated on August 26, 1999 under the law of the Republic of Cyprus (“Cyprus”). The Company’s registered office is located at Arch. Makariou III,
2-4,
Capital Center, 9th Floor, 1065 Nicosia, Cyprus.
The principal subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

		% equity interest
Subsidiary	Principal activity	2021	2020
Ozon Holding LLC	Holding entity for Russia-based assets	100%	100%
Internet Solutions LLC	Internet retailer of consumer goods	100%	100%
Internet Logistics LLC	Management of fulfillment facilities	100%	100%
Internet Travel LLC	Internet retailer of travel services	100%	100%
Ozon Technologies LLC	IT services and development	100%	100%
All the principal subsidiaries of the Company are incorporated in the Russian Federation (“Russia”).
The Group is a leading
e-commerce
platform that enables third-party sellers to offer their products to consumers through its on-line
marketplace. In addition to the marketplace operation,
 the
Group operates a direct sales business, where the Group offers a wide variety of multi-category consumer products to the general public through the Group’s mobile apps and websites (ozon.ru). The Group provides a wide range of additional services, including advertising services and financial products to its customers.
On November 27, 2020, the Company completed an initial public offering (“IPO”) of 37,950,000 newly issued ordinary shares, represented by 37,950,000 American depositary shares (“ADSs”), on Nasdaq. In addition, the Group issued 4,500,000 ordinary shares to its existing shareholders, Sistema PJSFC and Baring Vostok Private Equity Funds (“Baring Vostok”), in concurrent private placements. Sistema PJSFC and Baring Vostok are the Group’s major shareholders with the ownership share of 33.0% and 32.6%, respectively, as at December 31, 2021. The Group has no ultimate controlling party since March 5, 2012.
As of December 31, 2021, the Group’s principal geographic market is Russia.
2. SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) on a going concern basis (note 2.2).
The consolidated financial statements have been prepared on a historical cost basis, except for circumstances where IFRS requires other basis of accounting (e.g. fair value).
2.2 Going concern basis of accounting
As of December 31, 2021, the Group had cash, cash equivalents and short-term bank deposits of 125,991 (2020: 103,724) and net current assets of 42,650 (2020: 64,597).

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019
(in millions of Russian Rubles, unless otherwise stated)

The trading of the Company’s ADSs on NASDAQ Global Select Market was suspended on February 28, 2022 and remained suspended throughout the period to and including March 8, 2022. Under the conditions of the Company’s
U
SD 750 million 1.875% senior unsecured convertible bonds due 2026 (the “Bonds”), this trading suspension constituted a ‘Delisting Event’ entitling the holders of the Bonds to exercise their rights to require redemption of their Bonds by way of giving the Company an irrevocable notice. The bondholders will be entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Alternatively, the bondholders will be entitled to exercise their conversion rights under the Bonds at a conversion price currently equal to $86.65.
Due to, among other things, uncertainty around the impact of the restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds from the Group’s Russian subsidiaries to the Company, there is a risk that the Company will not have sufficient liquidity available at the relevant time to fund the payments required for the redemption if all or a significant number of the bondholders choose to exercise their redemption right. A failure to timely pay the amounts due under the redemption would result in an event of default under the terms of the Bonds and may trigger a potential cross-default on other Group’s liabilities. If the Group provided to the Company the liquidity necessary to fund the early redemption in the absence of new restrictions, such a redemption would result in a significant reduction in the amount of liquidity available to fund operations and would have a significant effect on our operations and growth outlook.
The Company has entered into discussions with an ad hoc group of holders of the Bonds and their advisers in connection with a proposed consensual restructuring by the Company of its financial indebtedness under the Bonds following the ‘Delisting Event’ and aims to be in a position to enter into a standstill agreement with a significant number of holders of the Bonds in the near term with a view to continue such discussions and to reach an agreement on the long term restructuring of the Bonds within the current financial year. Further, in response to the current economic challenges (note 31), the Group’s management revisited its budget and liquidity plan to re-focus its operations on improvement of efficiency and reduction of needs for additional funding.
Currently, the Company continues to operate as usual. As of March 31, 2022, the Group had approximately 92,500 in cash and cash equivalents and short-term bank deposits available to support operational needs and settle financial obligations. The Company’s liquidity is mostly held in deposits in Russia.
Subject to the foregoing, the Group’s management believe that, based on the current budget and operating plan, the existing cash and cash equivalents and short-term deposits, are sufficient to meet the Group’s anticipated cash needs to finance capital expenditures and operating expenses dedicated to business expansion for at least the next twelve months. Although the Group management believes that the Group has sufficient cash and cash equivalents to cover the capital expenditures, operating expenses and working capital needs in the ordinary course of business and to continue to expand the Group’s business, the Group may, from time to time, explore additional financing sources.
Therefore, the Group’s management believes that the Group will retain its ability to continue as a going concern in the foreseeable future. However, based on the Group’s history of operating losses, the expectation of continued operating loss in 2022, and the need to fund the operations and invest in development of the Group’s business with the liquidity accumulated by the Group, management have concluded there is a material uncertainty about the Company’s ability to continue as a going concern within one year from the date of these consolidated financial statements related to the outcome of the negotiations with the bondholders regarding the terms of the Bond restructuring. The Group’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

2.3 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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
2.
4
 Presentation
During 2021, the Group changed the presentation of line items in the consolidated statement of financial position to improve presentation: advances for non-current assets were included in the “Property, plant and equipment” line item; individually immaterial line items “Prepaid income tax”, “Advances and prepaid expenses”, and “Other current assets” in the statement of financial position were combined in one line “Other non-financial assets”. The prior year comparative information was adjusted to reflect the presentation adopted in 2021.
2.
5
 New standards, interpretations and amendments adopted by the Group
The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.
These amendments had no impact on the consolidated financial statements of the Group as the Group does not have debt instruments with floating rates linked to the IBOR.
Covid-19-Related
Rent Concessions beyond 30 June 2021 Amendments to IFRS 16
On May 28, 2020, the IASB issued
Covid-19-Related
Rent Concessions - amendment to IFRS 16,
Leases
. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the
Covid-19
pandemic. As a practical expedient, a lessee may elect not to assess whether a
Covid-19
related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the
Covid-19
related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
The amendment was intended to apply until June 30, 2021, but as the impact of the
Covid-19
pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021.
However, the Group has not received
Covid-19-related
rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

F-
10

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

•	IFRS 17 Insurance Contracts (effective date – January 1, 2023);

•	Amendments to IFRS 17(effective date – January 1, 2023);

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2 (effective date – January 1, 2023);

•	Definition of Accounting Estimate – Amendments to IAS 8 (effective date – January 1, 2023);

•	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income taxes (effective date – January 1, 2023);

•	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28 (Effective date – optional);

•	Reference to the Conceptual Framework – Amendments to IFRS 3 (effective date – January 1, 2022);

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 (effective date – January 1, 2022);

•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 (effective date – January 1, 2022);

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective date – January 1, 2022);

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities (effective date – January 1, 2022);

•	IAS 41 Agriculture – Taxation in fair value measurements (effective date – January 1, 2022);

•	IFRS 16 Leases, Illustrative Example 13(effective date – January 1, 2022).
In January 2020, the International Accounting Standard Board (“IASB”) issued amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current,
effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact that amendments will have on the consolidated financial statements.
2.
6
 Summary of significant accounting policies
a) Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling
interests in the acquiree.
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
The Group elects on a
transaction-by-transaction
basis to apply the optional test (the concentration test) to assess whether a transaction qualifies as a business.

F-1
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

b) Investments in associates
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
c) Foreign currencies
The Group’s consolidated financial statements are presented in Russian Rubles (“RUB”), which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. The functional currency of the Group’s operating subsidiaries in Belarus and Kazahstan is their respective local currency.
The Group determines the functional currency based on combination of factors and consider the primary economic environment in which these companies operate, and the related currency, in which they generate and expend its cash flows.
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

F-1
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.
d) Revenue from contracts with customers
The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions based on a determination of whether it is a principal in providing a good or a service to a customer (a principal controls the goods or services before they are transferred to customers) or whether it is an agent of another entity. When the Group is primarily responsible for fulfilling the promise to provide the specified good or service, bears an inventory risk, has discretion in establishing prices, or has several but not all of these indicators, it is a principal in the arrangement and recognizes revenues on a gross basis. When the Group’s performance obligation is to arrange for the provision of the specified good or service by another party, revenues are recorded on a net basis.
Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.
i. Revenue from sales of goods
The Group recognizes revenue from sales of goods on a gross basis as the Group controls goods before the goods are transferred to a customer. Payment for the purchased goods is generally made either before delivery or upon delivery. Revenue is recognized at the point in time when control of the promised goods is transferred to customers which generally occurs upon delivery to the customers. The Group recognizes revenue net of return allowances when the goods are delivered to customers. Delivery of goods to customers, who place their orders for goods online through the Group’s website and mobile app, is not separately identifiable from sales of goods, and the Group accounts for sales of goods and delivery services to its customers as a single performance obligation.
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

F-1
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

iv. Loyalty program
The Group has loyalty points programs (Ozon Points, Ozon Premium Points, Ozon Card, Ozon Rubles) which allow customers to accumulate points in connection with purchase of goods or services on the Group’s marketplace platform that can be redeemed against future purchases, subject to a certain threshold. The loyalty points give rise to a separate performance obligation as they provide a material right to the customer. A portion of the transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a quarterly basis and any adjustments to the deferred revenue balance are charged against revenue. Generally, the deferred revenue related to loyalty programs is recognized within one year after the reporting date.
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
vi. Premium subscription
In 2019, the Group launched an Ozon Premium program (“Ozon Premium”), a subscription-based service which provides customers with free delivery, additional discounts and other benefits. The cash collected from the sales of Ozon Premium is initially recorded as deferred revenue (contract liability) in the consolidated statement of financial position and subsequently recognized as revenues over the subscription period (1, 6 or 12 months). Revenue from Ozon Premium is included in service revenue.
vii. Marketplace commission
The Group offers a marketplace platform that enables sellers to sell their products through the Group’s website and use the Group’s logistics infrastructure to deliver products to the end-customer.
Marketplace commission represents commission fees charged to third-party sellers for arranging a sale of their products through the Group’s online marketplace. Upon sale, the Group charges the third-party sellers a commission fee, which consists of a base fee component and a variable fee component. The base fee is based on the percentage of the selling price depending on the product category and other factors. The variable fee component of the commission is paid by the sellers based on the additional services the Group renders to the sellers in fulfilling its promise to arrange the sale of their products, such as storage and fulfillment fees for orders processed through the Group’s fulfillment and delivery infrastructure. The Group’s performance obligation with respect to these transactions is to arrange the sale to the end-customer
through the online platform. In case of product returns, the Group charges a commission to process the return. As the Group’s promise is to arrange the sale of sellers’ products, marketplace commission is recognized on a net basis at the point of delivery of products. The commission revenue is generally withheld by the Company from the payments collected from the customers, either before delivery or upon delivery.
Revenue from additional services to sellers such as product utilization charges, additional fulfillment and logistics services, charges for convenient payment options are recognized upon fulfillment of the respective performance obligations which generally matches the invoicing pattern.
viii. Advertising revenue
The Group’s advertising services allow customers to place advertisements in particular areas of the Group’s websites at fixed or variable prices (cost per click or cost per view). Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks, when the advertisement has been displayed. Payment is generally due within 30 to 60 days from providing advertising services.

F-1
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

ix. Travel services
Revenue from travel services consists of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets, and hotel bookings through the Group’s website and app. The Group acts as the agent in these transactions, passing reservations booked by the traveler to the relevant travel provider. Commission fees and ticketing fees are recognized upon booking of airline and railway transactions or hotel reservations as the Group has no significant post-delivery obligations.
e) Leases
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
Right-of
use assets are also subject to impairment. Refer to the accounting policies in section 2.5 (p) Impairment of long-lived assets.
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
In calculating the present value of lease payments, the Group uses the incremental borrowing rate (IBR) at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and information on the cost of financing available to the Group at the assessment date.
After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a contract modification, including a change in the lease term, a change in the in-substance
fixed lease payments or a change in the assessment to purchase the underlying asset.
Leases of
low-value
assets
The Group applies the lease of
low-value
assets recognition exemption to leases that are considered of low value. Lease payments on leases of low-value
assets are recognized as expense on a straight-line basis over the lease term.

F-1
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Sale and leaseback transactions
In a sale and leaseback transaction, an entity (seller-lessee) sells an asset to another entity (buyer-lessor) who then leases it back to the seller-lessee. The Group applies the requirements of IFRS15,
Revenue from Contracts with Customers
for determining when a performance obligation is satisfied in order to determine whether the transfer of an asset is accounted for as a sale of that asset.
If the transfer of an asset by the seller-lessee does not satisfy the requirements of IFRS 15,
Revenue from Contracts with Customers
to be accounted for as a sale of the asset, the seller-lessee continues to recognize the transferred asset and recognizes a financial liability equal to the transfer proceeds. The Group accounts for the financial liability applying IFRS 9,
Financial Instruments
.
Security deposits
At the commencement of a lease, the Group may be required to pay a security deposit to the lessor. As long as the deposit is a true deposit and not a prepaid lease payment, the deposit gives the lessee a right to receive the money back in cash from the lessor and is, therefore, a financial asset for the lessee and a financial liability for the lessor and is within the scope of IFRS 9
, Financial Instruments
. The deposit is initially accounted for at fair value. The fair value of the deposit is determined based on the prevailing market rate of interest for a similar loans, considering the entity-specific creditworthiness, and depending on facts and circumstances, any additional security available to the Group.
When the deposit earns interest below the market rate, the excess of the principal amount of the deposit over its fair value is accounted as a prepaid lease payment. The Group includes this amount in the cost of its right-of-use
asset at the lease commencement date.
Interest on the deposit is accounted for using the effective interest method.
Presentation in the consolidated statement of cash flows
The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities.
f) Cost of sales
Cost of sales consists of purchase price of consumer products, net of vendor’s rebates and subsidies, write-downs and losses of inventories, cost of travel services and costs of obtaining and fulfilling contracts with third-party sellers on the marketplace platform.
Rebates and subsidies
The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. Vendor rebates typically depend on reaching minimum sales or purchase thresholds for a specified period, or on selling goods at a targeted discount (subsidized by vendor). The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to price of purchased goods and therefore the Group records such amounts as a reduction of cost of sales when such sales occur. When volume rebates can be reasonably estimated based on the Group’s past experiences, a portion of the rebates is recognized as the Group makes progress towards the target threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of sales when the sales have been completed and the amount is determinable.

F-1
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

g) Fulfillment and delivery expenses
Fulfillment and delivery expenses consist of outbound shipping costs, packaging material costs, costs incurred in operating the Group’s fulfillment centers, sorting centers, customer service centers, pickup points, expenses related to payment processing, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, as well as write-offs and losses of sellers’ inventory and other related costs. Fulfillment and delivery expenses also include amounts paid to employees and third parties that assist the Group in fulfillment, sorting, delivery and customer service operations. Fulfillment and delivery costs are expensed as incurred.
h) Sales and marketing expenses
Sales and marketing and commercial expenses consist primarily of advertising costs and related employee costs.
The Group pays commissions to participants in the affiliates program when their customer referrals result in successful product sales and records such costs in sales and marketing expenses. Sales and marketing costs are expensed as incurred.
i) Technology and content expenses
Technology and content expenses include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design, and maintenance of the Group’s websites and mobile apps, and technology infrastructure costs. Technology and content expenses are expensed as incurred.
j) General and administrative expenses
General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including general and administrative expenses related to operation of marketplace platform. These expenses include payroll of accounting, finance, tax, legal and human relations functions; costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. General and administrative costs are expensed as incurred.
k) Share-based awards
All of the Group’s share-based awards are equity-settled.
Certain employees of the Group receive remuneration in the form of share-based compensation, whereby employees render services as consideration for equity instruments.
The Group issues equity-settled share-based awards, including share options, share appreciation rights and restricted share units, and accounts for these awards in accordance with IFRS 2,
Share-based payment
. The cost of equity-settled share-based awards is measured at fair value (excluding the effect of non-market-based
vesting conditions) at the date of grant. That cost is recognized as an employee benefits expense, together with a corresponding increase in equity (equity-settled employee benefits reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
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

F-1
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

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
l) Income taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia, Kazakhstan, Belarus, and Cyprus is subject to local income taxes at rates of 20.0%, 20.0%, 18.0% and 12.5%, respectively.
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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. A deferred tax asset is derecognized when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed
at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
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

F-1
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

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
m) Cash and cash equivalents
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
n) Property, plant and equipment
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
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Land	Indefinite
Buildings	16-50
Engineering facilities	5-30
Warehouse equipment	1-10
Transportation vehicles	4-7
Computer equipment	2-4
Other computer hardware and office facilities	1-10
Other assets	5-20
Leasehold improvements	3-10
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

F-1
9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

For internally generated assets the Group assesses whether an intangible asset meets the criteria for recognition, and classifies the generation of the asset into a research phase or a development phase. If the Group cannot distinguish the research phase from the development phase of an internal project to create an intangible asset, the expenditure on that project is treated as if it were incurred in the research phase only.
Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	its intention to complete and its ability and intention to use or sell the asset

•	how the asset will generate future economic benefits

•	the availability of resources to complete the asset

•	the ability to measure reliably the expenditure during development
Intangible assets are amortized on a straight-line basis over the useful economic life. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss in the expense category that is consistent with the function of the intangible assets.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the consolidated statement of profit and loss.
Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
p) Impairment of long-lived assets
The Group assesses, at each reporting date, whether there is any indication that a long-lived asset may be impaired. If any indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss (if any). Where an individual asset does not generate largely independent cash inflows, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value of CGUs is generally determined with a reference to market capitalization of the Company and/or relevant market multiples and adjustments.
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

F
-
20

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

q) Inventories
Inventories, consisting primarily of products available for sale, are accounted for using the weighted average cost method or the cost of each individual item, and are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less estimated costs necessary to make the sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realisable value based on assumptions about the write-down percentage that is applicable to various groups of goods. In determining the allowance percentages on inventories, the Group considers the historical demand for inventories, expected selling prices and estimated costs necessary to make the sale. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write-downs and losses of inventories are recorded in Cost of sales.
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
r) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, but the final amount and exact timing of respective outflow are not certain. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.
s) Value added tax
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
t) Financial instruments
Initial recognition and measurement
In accordance with IFRS 9,
Financial Instruments
financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.
In accordance with IFRS 9,
Financial Instruments
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

F-2
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

The Group’s financial assets include cash and cash equivalents, short-term deposits, security deposits (accounted for as cash collateral provided to the lessor), loans and accounts receivable. The Group’s financial liabilities include trade and other payables, lease liabilities, loans and borrowings, convertible debt instruments.
Subsequent measurement
Financial assets and financial liabilities at amortized cost
The Group measures financial assets at amortized cost if both of the following conditions are met:

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
Financial assets and financial liabilities at fair value through profit or loss.
Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss.
This category includes trade accounts receivable from customers under the Ozon Installment program, which are expected to be derecognized in non-recourse
factoring arrangements, whereby the Group exchanges the account receivables for a cash consideration from financial institutions. The risks and rewards of ownership with respect to such receivables are considered to have been transferred at the point where the financial institutions accepted a tranche of receivables and assumed related risks and rewards of the assets, and therefore the Group derecognizes respective trade accounts receivables in their entirety. The Group retains continuous involvement with the transferred receivables over the life of the transferred receivables as the Group continues to collect cash flows the receivables and has assumed an obligation to pay the received cash flows in full without material delay to the financial institution, acting solely as a collecting agent on behalf of the acquirer of the receivables. The timing of continuous involvement are limited to terms of Ozon Installment program and in general less than 12 months.
The conversion features of the convertible bonds (the “conversion options”) is classified as financial liability and measured at fair value through profit and loss subsequently, while the host liability (the “debt component”) is accounted for at amortized cost using market interest rate determined at the date of bond issuance.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•
either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transf
e
rred control of the asset.

F-2
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

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
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost (subject to materiality considerations). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets.
Under IFRS 9,
Financial Instruments
ECLs are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. Where respective balances are material, the Group applies a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The most part of accounts receivable is short term, therefore forward-looking information is assessed based on subsequent events after reporting date.
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

F-2
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable l
e
gal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
u) Convertible debt instruments
Convertible debt instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. In case such a convertible instrument includes a conversion feature, which is separable from the host debt contract, such a feature is separately assessed for classification as a financial liability or as an equity instrument. In such an assessment, the Group considers the definitions of a financial liability, an equity instrument, and a derivative instrument. An instrument is classified as an equity instrument if the instrument includes no contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group. An instrument which will or may be settled in the Group’s own equity instruments is classified as an equity instrument, if it is a non-derivative that includes no contractual obligation for the Group to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the Group exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. In other cases an instrument is classified as a financial liability.
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
Judgements
In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements
.
Deferred tax assets
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

F-2
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Inventory valuation
Inventory is valued at the lower of cost or net realisable value. Net realisable value represents the estimated selling price less estimated costs necessary to make the sale. While estimating the costs necessary to make the sale, the Group takes into consideration the costs that are incremental and those costs that it must incur to sell its inventories but are not incremental to a particular sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realisable value based on assumptions about the write-down percentage that is applicable to various aging groups of goods. In determining the allowance percentages on inventories, the Group considers the historical demand for inventories, expected selling prices and estimated costs necessary to make the sale. The valuation allowance for inventory represents the difference between cost of inventory and its estimated net realisable value. The changes in estimates may impact the amount of allowance for inventory that may be required. Further details about inventory valuation allowance are provided in note 18.
Leases
As most of the Group’s lease agreements do not provide an implicit rate of return, the Group uses its incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. The Group’s incremental borrowing rate is determined based on estimates and judgments with respect to a rate of finance available to the Group and adjustments necessary to align the rate with the term, security, currency and other specific features and circumstances of the lease.
The Group determines the lease term as the
non-cancellable
term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The renewable lease contracts that specify an initial period, and renew indefinitely at the end of the initial period unless terminated by either of the parties to the contract are considered enforceable beyond the date on which the contract can be terminated taking into account the broader economics of the contract, and not only contractual termination payments. Lease terms are determined based on the contract terms and business need to lease the specialised asset.
4. REVENUE FROM CONTRACTS WITH CUSTOMERS
4.1 Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:
For the year ended December 31, 2021

	At a point in time	Over time	Total revenue
Sales of goods	120,792	—	120,792
Service revenue:
Marketplace commissions	44,345	—	44,345
Delivery services	2,219	531	2,750
Advertising revenue	—	9,322	9,322
Travel commissions	316	113	429
Other revenue	577	—	577

Total service revenue	47,457	9,966	57,423

Total revenue	168,249	9,966	178,215

F-2
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

For the year ended December 31, 2020

	At a point in time	Over time	Total revenue
Sales of goods	81,414	—	81,414
Service revenue:
Marketplace commissions	16,503	—	16,503
Delivery services	1,481	280	1,761
Advertising revenue	—	3,965	3,965
Travel commissions	425	20	445
Other revenue	262	—	262

Total service revenue	18,671	4,265	22,936

Total revenue	100,085	4,265	104,350

For the year ended December 31, 2019

	At a point in time	Over time	Total revenue
Sales of goods	53,487	—	53,487
Service revenue:
Marketplace commissions	2,132	—	2,132
Delivery services	1,574	184	1,758
Advertising revenue	—	1,421	1,421
Travel commissions	950	237	1,187
Other revenue	119	—	119

Total service revenue	4,775	1,842	6,617

Total revenue	58,262	1,842	60,104

4.2 Contract balances
The following table provides information about the Group’s accounts receivable and contract liabilities from contracts with customers:

	2021	2020
Accounts receivable (included in the total accounts receivable in note 19)	3,379	1,550
Contract liabilities (note 26)	(9,923)	(5,231)
Contract liabilities include customer advances, unredeemed gift certificates, deferred revenue of Ozon Premium, incentive fees from the depository and loyalty points not yet redeemed. The outstanding balances of contract liabilities increased in 2021 due to the continuing increase in the Group’s customer base.
4.3 Right of return assets and refund liabilities
The following table provides information about the Group’s right of return assets and refund liabilities from contracts with customers:

	2021	2020
Right of return assets (note 18)	417	231
Refund liability arising from right of return (note 25)	(462)	(231)

F-2
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

5. SEGMENT INFORMATION
For management purposes, the business of the Group is organized into Ozon.ru, the Group’s primary core
e-commerce
business, which is comprised of sales of multi-category consumer products through our application and website and other initiatives and verticals.
These business units are managed separately and the results of their operations are reviewed by the chief operating decision maker (CODM) on a regular basis for the purpose of making decisions about resource allocation and performance assessment.
Ozon.ru represents over 99%, 99% and 98% of the Group’s revenue for the years ended December 31, 2021, 2020 and 2019, respectively, therefore, the Group presents Ozon.ru as the only reportable segment, as this reflects the consolidated view of operating segments noted above.
The Group uses Adjusted EBITDA to assess results of operations of its segments. The Adjusted EBITDA is calculated as loss for the period before income tax expense / (benefit), total non-operating
(income) / expense, depreciation and amortization and share-based compensation expense. The following table presents a reconciliation of the Group’s loss for the period to Adjusted EBITDA for each of the periods indicated:

	2021	2020	2019
Loss for the period	(56,779)	(22,264)	(19,363)
Income tax expense /(benefit)	2	230	(216)
Total non-operating (income)/expense	(2,079)	4,711	967
Depreciation and amortization	9,880	4,963	2,590
Share-based compensation expense	7,820	644	190

Adjusted EBITDA	(41,156)	(11,716)	(15,832)

6. FULFILLMENT AND DELIVERY EXPENSES

	2021	2020	2019
Employee-related cost	17,810	8,417	6,029
Outsourcing services	13,709	5,103	1,889
Delivery fees	12,946	3,909	1,783
Transportation services and vehicle maintenance	9,183	3,367	2,097
Fees for cash collection	7,681	2,795	1,447
Depreciation and amortization	7,273	3,690	1,643
Premises maintenance and packaging costs	4,508	1,589	1,032
Share-based compensation expense	635	53	19
Other fulfillment and delivery expenses	2,495	1,753	869

	76,240	30,676	16,808

F-2
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

7. SALES AND MARKETING EXPENSES

	2021	2020	2019
Online marketing	9,578	5,447	4,553
Media and PR	6,386	1,502	1,146
Employee-related cost	5,210	2,265	1,178
Share-based compensation expense	1,013	81	14
Outsourcing services	801	115	—
Cost of arranging flexible payment options for customers	753	45	—
Other sales and marketing expenses	954	560	262

	24,695	10,015	7,153

8. TECHNOLOGY AND CONTENT EXPENSES

	2021	2020	2019
Employee-related cost	7,238	3,490	2,956
Share-based compensation expense	2,245	152	16
IT and telecommunication services	1,235	615	446
Acquisition of in-progress research and development	370	—	—
Other technology and content expenses	334	137	102

	11,422	4,394	3,520

9. GENERAL AND ADMINISTRATIVE EXPENSES

	2021	2020	2019
Share-based compensation expense	3,927	358	141
Employee-related cost	3,686	1,600	924
Depreciation and amortization	2,607	1,273	947
Professional services	681	212	35
Insurance	286	—	—
Other general and administrative expenses	979	286	343

	12,166	3,729	2,390

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

	December 31, 2021	December 31, 2020
Current assets	1,141	805
Non-current assets	550	360
Current liabilities	(1,072)	(951)
Non-current liabilities	(108)	(2)

Net assets of the associate	511	212

Group’s share of net assets – 42.27% (2020: 42.27%)	217	90
Goodwill	964	964
Fair value adjustments (including the effect of the subsequent accounting)	57	57

Group’s carrying amount of the investment	1,238	1,111

F-2
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

	2021	2020	2019
Revenue	6,742	5,077	3,823
Profit for the year	507	278	168
Total comprehensive income	507	278	168
The Group’s share of profit before fair value adjustments	214	118	71
Amortization of assets based on their fair values at acquisition	(17)	(6)	(17)

The Group’s share of total comprehensive income	197	112	54

The movement of the investment in Litres is presented below:

	December 31, 2021	December 31, 2020
Carrying amount of the investment at the beginning of the year	1,111	1,139
Share of total comprehensive income	197	112
Dividends received / receivable	(70)	(140)

Carrying amount of the investment at the end of the year	1,238	1,111

The associate had no contingent liabilities or capital commitments as at December 31, 2021 and 2020.
11. OTHER
NON-OPERATING
EXPENSES
In November 2020, the Company and Sberbank of Russia PJSC (“Sberbank”) reached an agreement relating to an alleged breach of an exclusivity undertaking contained in the term sheet that had been entered into between the Company, its principal shareholders and Sberbank in June 2020. The agreement resolved all disputes and waived any claims against each other relating to the term sheet and confirmed absence of any known non-contractual
claims between the Company and Sberbank. While the Company did not admit any breach nor concede any liability under the term sheet, the Company agreed under the settlement agreement to pay Sberbank 1,000 (reported as an operating cash outflow in the consolidated statement of cash flows).
12. INCOME TAX
The major components of income tax expense / benefit for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
Current income tax expense	(58)	(111)	(9)
Deferred tax (expense) / benefit	56	(119)	188
Tax provision	—	—	37

Income tax (expense) / benefit for the year	(2)	(230)	216

The major part of the Group’s
pre-tax
losses and income tax expenses / benefits is generated in Russia.
Pre-tax
gains or losses of the Group’s companies in Cyprus mainly relate to revaluation of financial instruments, interest expense and foreign exchange gains and losses and other items which are generally non-taxable
(non-deductible)
in that jurisdiction. These items affect
pre-tax
loss but do not have any impact on income tax expense / benefit.

F-2
9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2021	2020	2019
Loss before income tax	(56,777)	(22,034)	(19,579)
Income tax benefit calculated at Russia’s statutory tax rate (20%)	11,355	4,407	3,915
Effect of unrecognized deferred tax assets	(10,227)	(3,669)	(3,463)
Effect of non-deductible expenses in determining taxable profit	(827)	(438)	(234)
Effect of accrued tax provision	—	—	37
Effect of foreign exchange gain/(loss) that is exempt from taxation	58	(255)	(39)
Effect of tax rates in foreign jurisdiction	(361)	(275)	—

Income tax (expense) / benefit for the year	(2)	(230)	216

Deferred tax assets have not been recognized in respect of tax losses and other deductible temporary differences in the cumulative amounts of 88,289 and 11,894, respectively, as at December 31, 2021, and tax losses in the amount of 43,700 and 2,430 as at December 31, 2020. The tax losses in amount of 87,738 do not expire, whereas tax losses of 7 expires within 1 year, 10 within 2 years, 123 within 3 years, 2 within 4 years and 409 within 5 years. Deferred tax assets have not been recognized in respect of tax losses and other deductible temporary differences, because it is not probable that sufficient taxable profit will be available in the foreseeable future against which the Group will be able to utilize the respective benefits.
13. LOSS PER SHARE
Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted loss per share is calculated by dividing the loss attributable to ordinary equity holders of the parent (after adjusting for the effect of dilution) by the weighted average number of ordinary shares outstanding after adjustments for the effects of all dilutive potential ordinary shares.
At December 31, 2021, 2020 and 2019, outstanding share-based awards and a convertible debt instruments recognized as a financial liability were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been antidilutive.
The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2021	2020	2019
Loss attributable to the parent entity	(56,779)	(22,264)	(19,363)
Effects of the settlement of preference shares classified as equity	—	33	15
Loss attributable to ordinary equity holders of the parent entity	(56,779)	(22,231)	(19,348)
Weighted average number of ordinary shares	205,619,832	164,605,952	128,597,975
Basic and diluted loss per share (RUB)	(276.1)	(135.1)	(150.4)

F-
30

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

14. PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Warehouse equipment and facilities	Computer and office equipment	Construction in-progress and advances for PP&E	Total
Cost
Balance at January 1, 2020	80	1,823	4,136	2,928	1,325	10,292

Additions	—	—	—	—	6,669	6,669
Transfer	—	—	4,254	2,244	(6,498)	—
Disposals	—	—	(93)	(193)	—	(286)

Balance at December 31, 2020	80	1,823	8,297	4,979	1,496	16,675

Additions	888	1,176	—	—	18,198	20,262
Transfer	—	—	5,129	6,919	(12,048)	—
Disposals	—	—	(218)	(302)	—	(520)

Translation difference	—	—	—	1	—	1

Balance at December 31, 2021	968	2,999	13,208	11,597	7,646	36,418

Accumulated depreciation
Balance at January 1, 2020	—	(173)	(947)	(913)	—	(2,033)

Charge for the year	—	(40)	(780)	(1,029)	—	(1,849)
Disposals	—	—	80	130	—	210

Balance at December 31, 2020	—	(213)	(1,647)	(1,812)	—	(3,672)

Charge for the year	—	(40)	(1,460)	(1,698)	—	(3,198)
Disposals	—	—	190	232	—	422

Translation difference	—	—	—	—	—	—

Balance at December 31, 2021	—	(253)	(2,917)	(3,278)	—	(6,448)

Carrying amounts
Balance at December 31, 2020	80	1,610	6,650	3,167	1,496	13,003

Balance at December 31, 2021	968	2,746	10,291	8,319	7,646	29,970

As at December 31, 2021, the Group pledged part of its property, plant and equipment with a carrying amount of 240 (December 31, 2020: 297) in order to fulfil the collateral requirements for certain Group’s borrowings (note 2
3
). Further, as at December 31, 2021, property, plant and equipment with a carrying amount of 1,782 (December 31, 2020: 1,844) was held under a sale and leaseback arrangement where the legal lessor retains the title to the assets as a security.

F-3
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

15.	LEASES
Set out below, are the carrying amounts of the Group’s
right-of-use
assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Fulfillment and sorting centers	Office premises	Pick-up points	Vehicles	Total	Lease liabilities
As at January 1, 2020	3,689	3,760	1,084	736	9,269	9,609
Additions	5,931	435	1,503	574	8,443	8,275
Remeasurement / modification	145	—	(2)	—	143	143
Change in use of leased premises	518	(518)	—	—	—	—
Disposals	(25)	(6)	(232)	—	(263)	(275)
Forgiveness of lease payments	—	—	—	—	—	(21)
Depreciation expense	(1,320)	(647)	(682)	(364)	(3,013)	—
Interest expense	—	—	—	—	—	1,299
Payments	—	—	—	—	—	(3,540)

As at December 31, 2020	8,938	3,024	1,671	946	14,579	15,490

Additions	15,935	2,845	150	1,719	20,649	20,440
Remeasurement / modification *	9,379	2,190	110	(12)	11,667	11,490
Disposals	(126)	(80)	(259)	—	(465)	(508)
Depreciation expense	(3,679)	(1,508)	(730)	(571)	(6,488)	—
Interest expense	—	—	—	—	—	2,856
Payments	—	—	—	—	—	(7,297)
Translation difference	(2)	—	—	—	(2)	(4)

As at December 31, 2021	30,445	6,471	942	2,082	39,940	42,467

*	i ncluding new facilities within the existing lease contracts
The Group recognized variable lease payments of 402 for the year ended December 31, 2021 (2020: 169).
Lease commitments
The Group entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as at December 31, 2021. The lease terms are from 9 months to 14 years. The future undiscounted lease payments for these lease contracts are as follows:

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
December 31, 2021	4,611	19,176	18,273	45,311	87,371
December 31, 2020	848	6,175	6,730	5,368	19,121
The Group had security deposits related to lease agreements which amounted to 2,101 and 746 as at December 31, 2021 and December 31, 2020, respectively.

F-3
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

16. INTANGIBLE ASSETS
Set out below, are the carrying amounts of the Group’s intangible assets and the movements during the period:

	Intangible assets with indefinite useful life	Intangible assets with definite useful life	Total
Cost
Balance at January 1, 2020	—	414	414

Additions	—	289	289
Disposals	—	(157)	(157)

Balance at December 31, 2020	—	546	546

Additions	233	823	1,056
Disposals	—	(145)	(145)

Translation difference	—	1	1

Balance at December 31, 2021	233	1,225	1,458

Accumulated amortisation
Balance at January 1, 2020	—	(285)	(285)

Charge for the year	—	(101)	(101)
Disposals	—	157	157

Balance at December 31, 2020	—	(229)	(229)

Charge for the year	—	(194)	(194)
Disposals	—	136	136

Translation difference	—	—	—

Balance at December 31, 2021	—	(287)	(287)

Carrying amounts
Balance at December 31, 2020	—	317	317

Balance at December 31, 2021	233	938	1,171

Intangible assets with indefinite useful life refers to a bank license acquired in May 2021 (note 17), which does not have an expiration date.
17. ACQUISITION OF GROUP OF ASSETS
In May 2021, the Group completed an acquisition of 100% participation interest in Oney Bank LLC. The purpose of the acquisition is to equip the Group with the necessary license to enhance the Group’s own financial services offering. The total cash consideration for the transaction amounted to 615. The Group concluded that the acquired set of activities and assets does not constitute a business as substantial fair value of the gross assets acquired is concentrated in a single intangible asset. As a result, the Group reflected this deal as an asset acquisition. On the date of acquisition, the Group recognized the individual identifiable assets acquired and liabilities assumed and allocated 233 to the license intangible assets with indefinite useful life, 375 to cash and cash equivalents, and 7 to non-financial
assets.
18. INVENTORIES

	December 31, 2021	December 31, 2020
Merchandise held for resale and in transit	27,106	15,977
Right of return assets	417	231
Other inventories	752	216
Inventory valuation allowance	(1,913)	(1,082)

	26,362	15,342

In 2021, inventories of 116,900 (20
20
: 75,929) were recognized as an expense during the year, in which the related revenue is recognized, and included in cost of sales. In addition, the Group recorded 9,490 (2020: 4,871) of rebates and subsidies from certain vendors which were recognized as a reduction of cost of sal
e
s.
In 2021, inventories were reduced by 831 (2020: 173) as a result of the write-down to net realizable value. In addition, losses of inventories amounted to 2,486 (2020: 309). The write-downs and losses of inventories were recognized as an expense during the period and included in cost of sales.

F-3
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

19.	ACCOUNTS RECEIVABLE

	December 31, 2021	December 31, 2020
Accounts receivable	6,639	3,451
Allowance for expected credit losses and impaired receivables	(28)	(46)

	6,611	3,405

Set out below is the movement in the allowance for expected credit losses of accounts receivable:

	2021	2020
Balance at the beginning of the year	(46)	(83)
Allowance for expected credit losses	(68)	(20)
Amounts written off during the year as uncollectable	86	57

Balance at the end of the year	(28)	(46)

Information about the Group’s exposure to credit and market risks is presented in note 29.
20. OTHER FINANCIAL AND
NON-FINANCIAL
ASSETS

	December 31, 2021	December 31, 2020
Other financial assets:
Security deposits	2,101	746
Loans	286	—

Other financial assets	2,387	746

Out of which:
Non-current	2,312	746
Current	75	—
Other non-financial assets:
Prepaid expenses	3,258	1,252
Prepaid employee benefits	730	89
Tax prepayment	42	14
Claims	118	74

Other non-financial assets	4,148	1,429

Out of which:
Non-current	41	—
Current	4,107	1,429
21. CASH, CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

	December 31, 2021	December 31, 2020
Short-term deposits	86,718	59,331
Current bank accounts	18,485	43,749
Cash in transit	2,803	606
Petty cash	31	16

Cash and cash equivalents	108,037	103,702

Short-term bank deposits with maturity exceeding 3 months	17,954	22

Cash, cash equivalents and short-term bank deposits	125,991	103,724

F-3
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in note 29.
Bank deposits with maturity exceeding 3 months at the date of initial recognition are presented separately from cash equivalents.
22. SHARE CAPITAL, SHARE PREMIUM AND OTHER CAPITAL RESERVES
Share capital and share premium

	Quantity				Millions of Russian Rubles
	Ordinary shares	Preference shares	Treasury shares	Shares outstanding	Share capital	Share premium	Treasury shares
At December 31, 2019	137,472,875	134,575	—	137,607,450	6	32,053	—
Issue of shares in the IPO	37,950,000	—	—	37,950,000	3	85,899	—
Issue of shares in the private placement	4,500,000	—	—	4,500,000	—	10,186	—
Issue of shares in conversion of loans	23,484,183	—	—	23,484,183	2	11,088	—
Issue of shares upon exercise of share-based awards	—	188,325	—	188,325	—	33	—
Conversion of preference shares	322,900	(322,900)	—	—	—	—	—
Issue of Class A shares	2	—	—	2	—	—	—
Transaction costs	—	—	—	—	—	(5,820)	—

At December 31, 2020	203,729,960	—	—	203,729,960	11	133,439	—

Issue of shares upon exercise of share-based awards	483,775	—	—	483,775	—	9	—
Issue of shares to employee-benefit trust	12,200,000	—	(12,200,00 0)	—	1	—	(1)
Release of shares from trust (note 27)	—	—	4,108,368	4,108,368	—	1,476	—
At December 31, 2021	216,413,735	—	(8,091,632)	208,322,103	12	134,924	(1)

Capital reorganization and IPO
In October 2020, pursuant to a special resolution at a general meeting of shareholders, the Company

•	converted all issued redeemable preference shares into ordinary shares and eliminated redeemable preference shares as a separate class of shares; and

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

Class A shareholders entitled to the same economic rights as holders of ordinary shares.

F-3
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

	Authorised		Issued and fully paid
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Ordinary shares of USD 0.001 each	559,999,998	559,999,998	216,413,733	203,729,958
Class A shares of USD 0.001 each	2	2	2	2

	560,000,000	560,000,000	216,413,735	203,729,960

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
Treasury shares
In April 2021, the Company entered into a trust deed with a trustee for operation of the Company’s equity incentive plans (the “EIPs”). The trust holds ordinary shares or ADSs of the Company to be distributed under share-based awards (the “SBAs”) granted to and exercisable by directors, officers and employees and deliver the shares or other securities exercisable under the EIPs to such participants upon exercise. The Company neither owns shares nor has voting rights in the trust. However, the Company established the trust and may appoint or substitute a trustee. Thus, the Company considered that it controls the trust through a contractual arrangement. During 2021, the Company issued 12,200,000 ordinary shares represented by ADSs for the total amount of 1 to the trust.
Other capital reserves

	Convertible loan reserve	Currency translation differences	Total
Balance at January 1, 2020	1,043	—	1,043
Convertible loan	(1,043)	—	(1,043)
Balance at December 31, 2020	—	—	—
Other comprehensive income	—	(3)	(3)
Balance at December 31, 2021	—	(3)	(3)
From January to April 2020, the Group received 6,196 under the convertible loan agreements with its existing shareholders. In October-November 2020, the Group converted these loans (together with 1,043 of the loans not converted as at December 31, 2019) into 15,086,709 ordinary shares of the Company. In December 2020, the Group converted the loan of 3,594 from a third party (Note 23) into 8,397,474 ordinary shares of the Company.

F-3
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

23. BORROWINGS

	Effective interest rate (2021 /2020)			December 31, 2021	December 31, 2020
		Currency	Maturity (2021 /2020)	Amount, incl. accrued interest	Amount, incl. accrued interest
Convertible bonds	5.1%	USD	2026	49,403	—
Bank loans	10.0%/15.0%	RUB	2022/2021	9,954	6,639
Equipment financing	9.4%/9.8%	RUB	2022-2030/2021-2030	2,759	2,809

Total				62,116	9,448

Current				11,539	7,125
Non-current				50,577	2,323
Convertible bonds
In February 2021, the Company completed an offering of USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par (the “Bonds”). The Bonds were offered in reliance on Regulation S under the Securities Act through a private placement to institutional investors that are not U.S. persons, outside the United States. Total proceeds from the Bonds amounted to 54,499 net of 988 issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The Bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based on the conversion price set at USD 86.6480.
At the initial recognition, the conversion feature of the convertible bonds (the “conversion options”) with the fair value of 6,958 was classified as financial liability and measured at fair value through profit and loss, while the host liability (the “debt component”) was accounted for at amortized cost using market interest rate of 5.1% per annum. As at December 31, 2021, the fair value of the conversion options was 594 and was determined based on the quoted market price (level 2 of the fair value hierarchy) and included in non-current
financial liabilities (note 29). The transaction costs of 128 related to the conversion options were expensed as incurred and included in general and administrative expenses.
Convertible loan
In December 2020, the Group converted the loan of 3,594 from a third party into 8,397,474 ordinary shares of the Company (Note 22).
Bank loans
In August 2021, the Group received 9,900 in cash net of a
one-off
utilization commission of 100 under a
one-year
unsecured loan facility agreement with a third party bank. The loan facility carries interest at a nominal rate of 8.5% per year. The interest is payable on a monthly basis. The principal amount is repayable in August 2022.
In March 2020, the Group received 6,000 in cash
under a
one-year
loan facility agreement with a third party. In order to secure financing under the loan, the Group pledged shares of its key operating subsidiary. In January 2021, this loan was repaid in full. The pledge was released in September 2021.
Equipment financing
During 2020-2021, the Group (“the seller-lessee”) entered into a series of sale and leaseback transactions over warehouse equipment and fulfillment center building with third parties (“the buyers-lessors”). The Group has determined that these sale and leaseback transactions do not meet the requirements of IFRS 15,
Revenue from Contracts with Customers
to be accounted for as a sale of the asset. The Group continued to account for the warehouse equipment and fulfillment center as part of property, plant and equipment and recognized financial liabilities equal to the transfer proceeds.

F-3
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

During 2020, the Group entered into sale and leaseback transactions relating to fulfillment center building with the total value of financial liability of 1,950 at inception date.
During 2021, the Group entered into sale and leaseback transactions relating to warehouse equipment with the total value of financial liability of 471 at inception date.
The Group pledged part of its property, plant and equipment to fulfil collateral requirements under a sale and leaseback transaction. Refer to note 14 for details.
24. TRADE AND OTHER PAYABLES

	December 31, 2021	December 31, 2020
Trade payables	59,417	32,437
Payables to third-party sellers on the marketplace platform	22,215	9,437
Payables under reverse factoring arrangements	6,874	223
Payroll payables, including related taxes	1,100	372
Other payables	185	154

Total	89,791	42,623

Current	89,273	42,545
Non-current	518	78
The average credit period on domestic purchases of certain goods is 1—4 months. No interest is charged on the trade payables from the invoice received. Information about the Group’s exposure to currency and liquidity risk in relation to its trade and other payables is included in note 29.
The Group participates in reverse factoring arrangements under which its suppliers may elect to receive early payment of their invoice from a bank by factoring their receivable from the Group. Under the arrangement, a bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group at a later date. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating. The Group has not derecognized the original liabilities to which the arrangement applies because neither a legal release was obtained nor the original liability was substantially modified on entering into the arrangement. The Group includes the amounts factored by suppliers within trade payables because the nature and function of the financial liability remain the same as those of other trade payables.
The payments under reverse factoring arrangements are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating.
25. ACCRUED EXPENSES

	December 31, 2021	December 31, 2020
Holiday provision, including payroll related taxes	1,731	665
Employee bonuses, including payroll related taxes	1,507	309
Provision for reimbursements to third-party sellers	755	407
Refund liability	462	231
Tax provisions	239	65
Provision for legal claims	22	—

Total	4,716	1,677

F-3
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

26. CONTRACT LIABILITIES AND DEFERRED INCOME

	December 31, 2021	December 31, 2020
Contract liabilities	7,726	3,763
Unredeemed gift certificates	1,267	864
Loyalty points program	452	148
Upfront fees under ADS program	348	408
Ozon Premium	130	48

Total	9,923	5,231

Current	9,634	4,825
Non-current	289	406
27. SHARE-BASED COMPENSATION
The Group maintains the 2020 Equity Incentive Plan (the “EIP” or “2020 Plan”) and its predecessor, the 2018 Equity Incentive Plan (the “2018 Plan”). The Group also had the 2018 Equity Incentive Agreement (“2018 EIA”) and a 2009 Stock Option Agreement (“2009 SOA”), awards granted under both of these plans were fully exercised during the year.
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
Under the 2020 Plan, all awards will expire on the tenth anniversary of the date of grant or, in the case of an award that has vested but not lapsed, if earlier, 90 days after the date on which the recipient ceases to be an eligible participant. All vested awards remain exercisable until delivery of an acquisition notice by participant to the Company. Awards under the 2020 Plan generally vest over a four-year period. 1/4 of each award vests in twelve months from the grant date, and remaining 3/4 of each award continue to vest by 1/16 portions at the end of each calendar quarter following the first anniversary of the award. Awards provide the participant with the right to receive ADSs (while ADSs remain listed) immediately upon vesting or any other date after the vesting.
As part of the EIP, in August 2021, the Company granted to Mr Alexander Shulgin, the Group’s former
CEO, RSUs with zero exercise price on special terms (“the 2021 CEO grant”). Under the 2021 CEO grant, each RSU entitles Mr Alexander Shulgin, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company. Awards will vest with time over ten years so that 1/40 th
of the RSUs subject to the award will vest on the last day of each consecutive calendar quarter beginning March 31, 2022.
2018 EIA
The 2018 EIA represented a share option agreement between the Company and Mr. Shulgin, former Executive Director and
Chief Executive Officer of the
Group
to purchase, in whole or in part, subject to vesting and other terms, at his voluntary decision or mandatory upon occurrence of some events such as control stake sale transaction as defined in the Company’s articles of association or on the tenth anniversary from the award date up to 1,058,275 ordinary shares of the Company. The exercise price per option is
determined by a certain formula based on a total exercise price of USD 4 million and 8% p.a. interest rate. In 2021, Mr. Shulgin paid the remaining exercise price of 313 to the Company and exercised all 1,058,275 ordinary shares under the 2018 EIA.

The payments of the exercise price of 313 (2021) and 93 (2018) were included in the share premium reserve.

F-3
9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles,unless otherwise stated)

2009 SOA
The 2009 SOA was an agreement made between the Company and its former CEO, Bernard Lukey, giving Mr. Lukey the right to purchase up to 500,000 ordinary shares exercisable after a vesting period, which has now been completed, and up to June 10, 2021 at an exercise price of USD 1.95304 per share. In 2021, Mr. Lukey exercised 483,775 ordinary shares under the 2009 SOA.
Awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the contractual arrangement with the recipient remains in place at the time of exercise. The awards do not carry voting rights. The number of shares to which each award relates and the vesting conditions of awards granted to participants are approved by the Board of Directors.
During 2021 the Company granted to certain employees and directors 6,158,277 SBAs in a form of Restricted Share Units (“RSU”) with zero exercise price (including 3,200,000 SBAs granted to Mr. Alexander Shulgin and 80,000 SBAs granted to non-executive
independent directors, see Note 28). Under these grants, each RSU entitles the recipient, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company.
During 2021, 4,592,143 shares were transferred to EIP participants as a result of SBA exercises with a corresponding reclassification from equity-settled employee benefits reserve to share premium of 1,079
. Out of this amount 4,108,368 ordinary shares were transferred from the trust and 483,775 were issued directly from the share capital.
The following table reconciles awards outstanding at the beginning and the end of the year:

	Quantity	Weighted average exercise price per share, RUB
Options:

As at December 31, 2019	1,558,275	240
Granted	—	—
Exercised	—	—
Forfeited	—	—

As at December 31, 2020	1,558,275	240

Granted	—	—
Exercised	(1,558,275)	240
Forfeited	—	—

Cancelled	—	—

As at December 31, 2021	—	—

	Quantity	Weighted average exercise price per share, RUB
SARs:
As at December 31, 2019	652,900	257
Granted	—	—
Exercised	(8,050)	260
Forfeited	(121,036)	258

As at December 31, 2020	523,814	257

Granted	—	—
Exercised	(249,875)	255
Forfeited	—	—

Cancelled	—	—

As at December 31, 2021	273,939	256

Exercisable as at December 31, 2021	273,939	256

F-
40

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

	Quantity	Weighted average share price, RUB
RSUs:
As at December 31, 2019	6,317,875	364
Granted	5,288,725	1,713
Exercised	(187,850)	326
Forfeited	(1,008,163)	411

As at December 31, 2020	10,410,587	1,047

Granted	6,158,277	3,687
Exercised	(2,825,866)	308
Forfeited	(358,222)	2,022

Cancelled	(1,369)	3,986

As at December 31, 2021	13,383,407	2,366

Exercisable as at December 31, 2021	3,100,529	933
T
he weighted average share price at the date of exercise during
2021 year
amounted
 to
3,830
RUB and 3,800 RUB for RSUs and SARs, respectively. An
 average remaining contractual life for options outstanding comprises 8.8 and 8.2 years
as of December 31, 2021 and 2020, respectively.
Stock-based compensation expense
Stock-based compensation expense is allocated based on the cost center to which the award holder belongs. The following table summarizes total stock-based compensation expense / (reversal) by function for the years ended December 31, 2021, 2020 and 2019.

	2021	2020	2019
Fulfillment and delivery (note 6)	635	53	19
Sales and marketing (note 7)	1,013	81	14
Technology and content (note 8)	2,245	152	16
General and administrative (note 9)	3,927	358	141

	7,820	644	190

Measurement of fair values
The fair values of awards granted in 2020 and 2019 years have been measured using the Black-Scholes model. The weighted average inputs used in the measurement of the fair values at grant date of the equity incentive plans for the years ended December 31, 2020 and 2019 are the following:

	2020	2019
Expected annual volatility	48%	45%
Expected term, years	4	4
Dividend yield	None	None
Risk-free interest rate	5.7%	7.3%
Expected volatility
. Because the Company’s shares were not publicly traded until November 24, 2020, the expected volatility had been estimated based on an analysis of the historical share price volatility of comparable public companies for a preceding period equal to 4 years.
Expected term.
The expected terms of the instruments had been based on general award holder behavior. Where relevant, the expected life had been adjusted based on management’s best estimate for the effects of non-transferability,
exercise restrictions and behavioral considerations.

F-4
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Dividend yield.
The expected dividend yield is nil, the Company did not declare any dividends in the prior years and does not have any plans to pay dividends in the near term.
Risk-free rates
were assessed based on Russian government bonds yield for
RUB-denominated
awards and US Treasury bonds yield for
USD-denominated
awards.
Fair value of ordinary share
Subsequent to the Company’s IPO in November 2020, the fair value of ordinary share was determined on the grant date using the closing price of the Company’s ADS traded on Nasdaq. As employees are not entitled to dividends declared during the vesting period, the Group takes into consideration the impact of the dividend forfeiture in its estimate of the fair value of RSUs granted during the period. For the RSUs granted during 2021 year, the impact of dividend forfeiture was assessed as not material to the valuation.
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
Factors taken into consideration in assessing the fair value of the Company’s ordinary share in 2020 and 2019 years included: the sale of the Company’s shares to investors in private offerings; the Company’s capital resources and financial condition; the likelihood and timing of achieving a qualifying event, such as an IPO or sale of the Company given prevailing market conditions; the Company’s historical operating and financial performance as well as the Company’s estimates of future financial performance; valuations of comparable companies; the hiring of key personnel; the status of the Company’s development, product introduction and sales efforts; industry information such as market growth and volume and macro-economic events; and, additional objective and subjective factors relating to its business.

28.	RELATED PARTIES
Notes 10 and 22 provide information about the Group’s ownership structure and investment in an associate. The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

		Sales to related parties	Purchases from related parties	Amounts owed by related parties*		Amounts owed to related parties*
Entities with significant influence over the Group:
Sistema PJSFC	2021	114	553	6		973
Sistema PJSFC	2020	—	193	—		9
Sistema PJSFC	2019	—	309	—		18

Associate:
Litres	2021	7	1	1		2
Litres	2020	6	11	144	**	2
Litres	2019	5	6	1		3

*	The amounts are classified as accounts receivable and trade payables, respectively.
**	Including 141 of accrued but not paid dividends for the year ended December 31, 2020.

Purchases from Sistema PJSFC group of companies relate primarily to purchases of telecommunication services (phone service, internet, etc.), software products, property and other assets including right of use assets, payment collection and processing services, and factoring arrangements.

F-4
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Purchases from Litres include subscriptions for the
e-books
library. Sales to Litres include commissions for participation in the Group’s affiliates program where the Group’s customer referrals result in successful sales by Litres.
The Group has several accounts at
MTS-Bank
PJSC (subsidiary of Sistema PJSFC), related party, including short-term deposit accounts held during 2020 year. As at December 31, 2021, total cash balance of the Group’s current accounts at
MTS-Bank
PJSC was 3 (December 31, 2020: 86). During 2021, the Group received interest income of nil (2020: 2) from holding short-term deposits at
MTS-Bank
PJSC.
During 2021, the Group entered into factoring arrangements with
MTS-Bank
PJSC. As at December 31, 2021, outstanding balance under such arrangements amounted to 782. The respective factoring commission for 2021 amounted to 111 was included as a part of purchases (as disclosed above).
Outstanding balances with related parties at the
year-end
are unsecured and carry market interest (where applicable), settlement is generally made in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2021, the Group did not identify material expected credit losses or impairment charges relating to amounts owed by related parties (2020 and 2019
:

nil).
Transactions with key management personnel
The remuneration of key management personnel for the year ended December 31, 2021, 2020 and 2019 amounted to:

	2021	2020	2019
Short-term employee benefits (i)	90	53	33
Share-based compensation expense (ii)	2,390	224	93

	2,480	277	126

i.	Short-term benefits include salaries, bonuses, paid annual leave and social security contributions.
ii.	Amounts related to the participation of the key management personnel in the incentive scheme posted in consolidated statements of profit or loss and other comprehensive income.
In August 2021, the Company granted to Mr
.
Alexander Shulgin, 3,200,000 RSUs with zero exercise price. Under this grant, each RSU entitles Mr
.
Alexander Shulgin, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company. Awards will vest with time over ten years so that 1/40 th
of the RSUs subject to the award will vest on the last day of each consecutive calendar quarter beginning March 31, 2022.
29. FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT
29.1 Financial assets and financial liabilities
The following table shows the carrying amounts of financial assets and financial liabilities. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values
, except for the financial liabilities related to the convertible bonds.

	December 31, 2021	December 31, 2020
Financial assets measured at amortized cost
Cash and cash equivalents (note 21)	108,037	103,702
Short-term bank deposits (note 21)	17,954	22
Accounts receivable (note 19)	6,015	3,405
Other financial assets (note 20)	2,387	746
Financial assets measured at fair value through profit or loss (on recurring basis)
Accounts receivable (note 19)	596	—

Total financial assets	134,989	107,875

F-4
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

Financial liabilities measured at amortized cost
Trade and other payables (note 24)	89,791	42,623
Lease liabilities (note 15)	42,467	15,490
Convertible bonds (note 23)	49,403	—
Borrowings (note 23)	12,713	9,448
Financial liabilities measured at fair value through profit or loss (on recurring basis)
Conversion options	594	—

Total financial liabilities	194,968	67,561

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
For assets and liabilities that are recognized at fair value on a recurring basis, during 2021, the Group determined that no transfers between the levels in the fair value hierarchy have occurred (2020: none). During 2021, there were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements, except for the changes necessary to determine fair values of new types of instruments acquired during the period.
The fair value of assets and liabilities as of December 31, 2021 and 2020, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value hierarchy	December 31, 2021 Carrying value	December 31, 2021 Fair market value
Financial assets measured at fair value through profit and loss
Accounts receivable	Level 3	596	596

Total assets		596	596

Financial liabilities measured at amortized cost
Convertible bonds (note 23)	Level 2	49,403	45,036
Financial liabilities measured at fair value through profit and loss (on recurring basis in the statement of financial position)
Conversion options (note 23)	Level 2	594	594

Total financial liabilities		49,997	45,630

The fair value of accounts receivable held for sale is determined in accordance with the transaction prices for similar instruments. In 2021 the Group recognized the loss on revaluation of such receivables in the
amount of 23.
The fair values of
non-derivative
financial liability related to convertible bond measured at amortized cost are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and quotes for similar instruments.
The fair values of conversion option and liability component of the convertible bonds are derived from the quoted prices in active markets for the respective liabilities as well as market inputs underlying or derived from the quoted market prices of the instruments using discounted cash flow and option pricing methodology with a reference to the Groups credit spread and volatility of the Group’s share price. The inputs include the Group’s credit spread and market value of the Bonds.

F-4
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

29.2 Financial risk management
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
29.2.1 Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, short-term deposits, accounts receivable, borrowings, lease liabilities, and trade and other payables.
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

However, growth in rates may limit the Group’s ability to attract new financing on commercially sensible terms.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates to the Group’s financing activity (borrowings and lease liabilities in foreign currencies), investing activities (capital investments and short-term deposits in foreign currency) and operating activities (when revenue, expense and related settlement balances are denominated in a foreign currency).
The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	USD denominated		EUR denominated
	2021	2020	2021	2020
Assets	69,192	68,224	42	58
Liabilities	(50,595)	(314)	(477)	(94)

Net position	18,597	67,910	(435)	(36)

The Group keeps part of its cash and cash equivalents in USD and EUR interest-bearing accounts to manage against the risk of RUB decline or devaluation, and also to match its foreign currency liabilities.
Foreign currency sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in the USD and EUR exchange rates, with all other variables held constant. The table provides information about the impact on the Group’s profit before tax due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

F-4
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

	Change in foreign exchange rates	Effect on profit before tax
Year ended December 31, 2021
USD	+50%/-50%	9,299 / (9,299)
EUR	+50%/-50%	(218) / 218
Year ended December 31, 2020
USD	+30%/-30%	20,373 / (20,373)
EUR	+30%/-30%	(11) / 11
Impacts of the geopolitical crisis surrounding Ukraine (note 31) is expected to cause a significant depreciation of the Russian Rouble which is likely to result in upward revaluation of USD denominated borrowings, as well as cash and cash equivalents.
29.2.2 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its cash, cash equivalents and short-term deposits held with banks and other financial instruments.
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2021	December 31, 2020
Accounts receivables (note 19)	6,611	3,405
Short-term bank deposits (note 21)	17,954	22
Cash and cash equivalents (note 21)	108,037	103,702

Total credit exposure	132,602	107,129

Accounts receivables
The Group’s accounts receivable mainly consist of amounts due from customers (advertising services, rebates and subsidies). Accounts receivable owed by vendors have low credit risk because the debtors have a strong capacity to meet their contractual cash flow obligations in the near term.
Cash, cash equivalents and short-term deposits
The Group held cash, cash equivalents and bank deposits of 125,991 at December 31, 2021 (2020: 103,724). The cash, cash equivalents and short-term bank deposits are primarily held with banks, which are rated not less than
BBB-
to BBB, based on Standard & Poor’s and Fitch ratings (as at December 31, 2021).
As at December 31, 2021 and 2020, expected credit loss related to cash, cash equivalents, and short-term deposits was not material. Impairment on cash and cash equivalents has been measured on a
12-month
expected loss basis and reflects the short maturities of the exposures.
The Group’s accounts receivable do not include individually significant balances due from customers. With respect to the Group’s cash and cash equivalents and short-term bank deposits, the Group’s liquidity policy prescribes to limit credit risk by setting maximum concentration criteria of 25% per financial institution while such an institution shall have minimum credit rating of
BBB- (S&P)
(as at December 31, 2021).
The negative impact of the geopolitical crisis surrounding Ukraine (note 31) on the Russian economy is likely to increase the credit risk for many of the Group’s customers, which will result in additional amounts of expected credit losses to be recognized in future. In March 2022, top rating agencies, including Fitch and Moody’s, have withdrawn Russian sovereign ratings and stopped covering ratings of entities based in Russia. The withdrawal of ratings increases an uncertainty with respect to the credit risk of the Group’s counterparts.
29.2.3 Liquidity risk
Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2021
Trade and other payables	—	89,322	328	122	222	89,994
Borrowings	—	12,328	3,217	57,881	1,218	74,644
Lease liabilities	—	11,794	20,500	12,900	12,507	57,701

Total financial liabilities	—	113,444	24,045	70,903	13,947	222,339

F-4
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2020
Trade and other payables	—	42,545	78	—	—	42,623
Borrowings	—	7,582	1,121	572	1,521	10,796
Lease liabilities	—	4,763	7,637	4,845	2,865	20,110

Total financial liabilities	—	54,890	8,836	5,417	4,386	73,529

29.3 Changes in liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	January 1, 2021	Financing cash flows	New leases (non-cash)	Bifurcation of embedded conversion options (non-cash)	Exchange difference	Change in fair value	Other movement (non-cash)	December 31, 2021
Borrowings	9,448	58,348	—	(6,958)	219	—	1,059	62,116
Conversion options	—	—	—	6,958	—	(6,364)	—	594
Lease liabilities	15,490	(4,769)	31,423	—	—	—	323	42,467

	24,938	53,579	31,423	—	219	(6,364)	1,382	105,177

	January 1, 2020	Financing cash flows	New leases (non-cash)	Conversion of the loan into equity	Other	December 31, 2020
Borrowings	4,116	8,212	—	(3,594)	714	9,448
Lease liabilities	9,609	(2,296)	8,122	—	55	15,490

	13,725	5,916	8,122	(3,594)	769	24,938

The ‘Other’ column includes the effect of accrued but not yet paid interest on the Group’s borrowings and lease liabilities. The Group classifies interest paid as cash flows from operating activities.
29.4 Capital management
The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
The capital structure of the Group consists of net cash (cash and cash equivalents offset by borrowings as detailed in note 23) and equity (as detailed in the consolidated statements of financial position).
In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the borrowings that define capital structure requirements. Breaches in meeting the financial and non-financial covenants attached to the Group’s borrowings would permit creditors to call such borrowings. Breaches in covenants could lead to a default on other indebtedness due to cross-default terms under that indebtedness.
No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.
30. CONTINGENCIES
Legal proceedings
The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all current and potential legal matters will not have a material adverse impact on the Group’s financial position or operating results. As of December 31, 2021, the Group estimates that a contingent liability related to the current and potential legal matters, where a cash outflow is possible, amounts to approximately 84 (2020: nil).

F-4
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

The Russian Federation tax and regulatory environment
The taxation system in the Russian Federation continues to evolve and is characteri
z
ed by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.
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
As at December 31, 2021, the Group estimates that possible exposure in relation to the above mentioned risks, as well as other tax risks, that are more than remote, but for which no liability is required to be recognized, amounts to approximately 371 (as at December 31, 2020: 169). This estimation should not be considered as an estimate of the Group’s potential tax liability.
3
1.
RISKS AND UNCERTAINTIES RELATED TO CURRENT ENVIRONMENT
Current Environment
The Group’s primary operation market is Russia. As a result, the Group’s business and results of operations are dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times significant volatility in its GDP, high levels of inflation, increases in, or high, interest rates, sudden price declines in oil and other natural resources, instability in the local currency market, lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises, budget deficits, capital flight, and significant increases in poverty rates, unemployment and underemployment.
The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine and further regulatory counter-measures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In response to the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, including the prohibition on transactions with the Central Bank of Russia, blocking of assets and cutting off certain Russian banks from SWIFT; businessmen and their assets; and oil, defense and other state-owned companies, as well as export and import restrictions. In response, Russia identified 48 states, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability of Russia.
As potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to evolve rapidly, unpredictable and outside the control of the Group it is difficult to accurately predict the full impact of the sanctions that were introduced or any measures taken by the Russian government in response to such sanctions.
COVID-19
In March 2020, the World Health Organization declared the
COVID-19
virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. In order to prevent the spread of infection, the Russian Government introduced a number of recommendations and restrictions, including restrictions on the movement of citizens, a limitation on commercial activities, measures to stimulate vaccination of population. Some of these restrictions were re-introduced, or other similar restrictions were introduced, during subsequent surges in COVID-19 infections in the fall of 2020 and the summer of 2021. Since the full impact of the COVID-19 outbreak continues to evolve, it is uncertain what effect the pandemic will have on our business in future periods.

F-4
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in millions of Russian Rubles, unless otherwise stated)

32. EVENTS AFTER THE REPORTING DATE
On April 7, 8 and 13, 2022, Australia the European Union and the United Kingdom and Switzerland, respectively, imposed asset freeze sanctions on Mr. Alexander Shulgin, our then-CEO of our Group and an Executive Director of our board of directors. On April 11, 2022, Mr. Shulgin resigned from our board of directors and is no longer CEO of our Group. Mr. Igor Gerasimov, Chief Financial Officer of our Group, replaced Mr. Shulgin as an Executive Director on our board of directors. On April 28, 2022, Mr. Shulgin resigned from his position as the General Director of our key Russian operating subsidiary and our Russian holding company.

F-4
9