Form 20-F
period 2022-12-31
Ozon Holdings PLC
filed 2023-04-25
CIK 1822829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
As of December 31, 2022, 216,413,733 ordinary shares and 2 Class A shares were outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
12b-2
of the Exchange
Act).    Yes  ☐    No  ☒

Auditor name: JSC “Kept”	Auditor location: Moscow, Russia	Auditor Firm ID: 3055

i

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated, the terms “OZON,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Ozon Holdings PLC, together with its consolidated subsidiaries as a consolidated entity.

All references in this annual report (“Annual Report”) to “rubles,” “RUB” or “₽” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

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

Use of Non-IFRS Financial Measures

Certain parts of this Annual Report refer to Adjusted EBITDA, which is a non-IFRS financial measure which we define as loss before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization, share-based compensation expense and losses related to the fire incident.

Adjusted EBITDA is used by our management to monitor the underlying performance of the business and its operations. It is a measure which may be used by other companies for a variety of purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA as reported by us to the same or similar measures as reported by other companies. For example, Adjusted EBITDA may not be comparable to similarly titled metrics of other companies. It is a measure which is unaudited and has not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA is not a measurement of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider it as an alternative to other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation. See Item 5.A “Operating and Financial Review and Prospects—Operating Results—Key Indicators of Financial and Operating Performance” for more detail on these limitations. Accordingly, current and prospective investors should not place undue reliance on references to Adjusted EBITDA contained in this Annual Report.

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

•

Share of Marketplace GMV as the total value of orders for sellers’ goods processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information—Risk Factors” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	the impact of geopolitical events and macroeconomic circumstances on our operations, results and ADS holders;

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	the growth of our brand awareness and overall business; and

•	our ability to improve our product offerings and technology platform and to attract and retain buyers and sellers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3.D. “Key Information—Risk Factors” and the following:

•	the current global macroeconomic environment;

•

the geopolitical crisis surrounding Ukraine and related sanctions, trade restrictions, risks and uncertainties, including the risk that we, any member of our Group, our directors or members of our senior management might be targeted by sanctions;

•	any significant fluctuations in our revenue growth and results of operations;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively promote our business and attract new and retain current buyers and sellers;

•	any failure to retain our market position in a highly competitive e-commerce market;

•	any failure to obtain additional funds to finance our future capital needs;

•	our reliance on counterparties and third-party providers;

•	our reliance on the Russian internet infrastructure;

•	global political and economic stability;

•

further widespread impacts of the COVID-19 pandemic or other health crises restricting the level of business activity, travel, transportation and otherwise affecting our buyers, sellers and third-party providers, as well as any governmental or international response measures;

•	privacy, personal data and data protection concerns; and

•

our ability to successfully remediate the existing material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. You should carefully review the “Cautionary Statement Regarding Forward-looking Statements” section of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Summary Risk Factors

Our business is subject to numerous risks. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to, the following:

Risks Relating to the Current Geopolitical Environment

•

sanctions imposed by the United States, the European Union, the United Kingdom and other countries in relation to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs;

•

we engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets or otherwise materially adversely affect our business and reputation;

Risks Relating to Our Business and Industry

•	we may experience significant fluctuations in our revenue growth and results of operations;

•	we have incurred significant losses in the past and we continue to invest in order to grow and scale our business, and we may not achieve profitability on the timeline that we anticipate;

•

we may need to raise additional funds to finance our future capital needs, which may be challenging in the current environment and may dilute the value of the outstanding ADSs or prevent us from growing our business;

•

if we fail to effectively promote our business and attract new buyers and sellers and retain current buyers and sellers, our business, prospects, financial condition and results of operations may be materially and adversely affected;

•	we operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected;

•	our expansion into new products, services, technologies and geographic regions subjects us to additional risks;

•

we may be required to obtain further permits or licenses with respect to our existing and new financial technology (“Fintech”) solutions in the future, our existing Fintech licenses may be revoked and we may be subject to the increased level of scrutiny from Russian regulatory authorities;

•

we rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy or otherwise, could adversely affect our operations;

•

privacy and data protection concerns and related claims, including evolving government regulation in the area of consumer data privacy or data protection, could adversely affect our business and results of operations;

•	we may be subject to material litigation;

•	we are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations;

•	our business may be adversely affected by the COVID-19 pandemic;

•	if we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences;

Risks Relating to Russia

•

the adoption, maintenance and expansion of international embargo, economic, trade or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations;

•

investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets;

•	economic instability in Russia could adversely affect our business;

•

the ongoing development of the Russian legal system and Russian legislation, including the legal framework governing e-commerce and Fintech industries, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations;

Risks Relating to Our Ownership Structure

•	the rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws;

•	changes in Russian tax law could adversely affect our Russian operations;

Risks Relating to Ownership of the ADSs

•	trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq;

•

the trading price of our ADSs may not be indicative of the value at which such securities would trade if they were traded on Nasdaq. Moreover, our listing on MOEX may be adversely impacted if our securities are delisted from Nasdaq;

•	if the depositary for our ADS facility terminates the deposit agreement, this may materially adversely affect the holders of our ADSs;

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

Risks Relating to the Current Geopolitical Environment

Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.

Sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine and further regulatory counter-measures taken by the Russian Government have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In connection with the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries have imposed severe sanctions targeting Russian financial institutions, including the prohibition on transactions with the CBR, blocking of assets and cutting off certain Russian banks from SWIFT; businessmen and their assets; oil, defense and other state-owned companies, as well as broad export and import restrictions, restrictions on access to financial, investment and other services for Russian entities and individuals, restrictions on Russian airlines and shipping companies and a general ban on new investments in Russia (see Item 3.D “Key Information—Risk Factors—Risks Relating to Russia—The adoption, maintenance and expansion of international embargo, economic, trade or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations” for more details).

In response, Russia identified various states, including the United States, all European Union member states and the United Kingdom (including the British Crown Dependencies and British Overseas Territories), as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability in Russia. These measures, among others, include:

•	limitations on foreign currency loans to non-Russian residents and certain foreign currency transfers abroad;

•	limitations on Rouble loans to non-Russian residents of “hostile” states;

•	limitations on dividend payments to non-Russian residents of “hostile” states or dividend payments to foreign accounts;

•	an approval regime for certain transactions between persons from “hostile” states and Russian residents with respect to securities or real estate;

•

an approval regime for transactions relating directly or indirectly to the establishment, change, termination or encumbrance of rights of possession, use or disposal of participation interests in Russian limited liability companies and in certain Russian credit institutions, where a person or persons from “hostile” states are party to the relevant transaction;

•	various requirements limiting servicing of debt under facility agreements and other financial instruments, as well as under foreign debt securities such as Eurobonds; and

•	an approval regime for certain types of capital injections by Russian residents to non-Russian residents.

The above measures affected not only Ozon’s relationships with its counterparties, but also its various intra-group transactions, as Ozon Holdings PLC, the holding company of the Group, is registered in the Republic of Cyprus and it and its direct and indirect subsidiaries are considered persons from “hostile” states for the purposes of the Russian counter-sanctions regime.

See Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Capital Control and Protection Measures Related to the Geopolitical Crisis Surrounding Ukraine” for more details.

These actions have had, and are expected to continue to have, a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs, including the following:

•

On February 28, 2022, trading of the ADSs on Nasdaq was suspended by Nasdaq, and such suspension remains in effect as of the date of this Annual Report. Further, on March 15, 2023, the Listing Qualifications Staff of Nasdaq (the “Staff”) notified us that it had determined that our securities would be delisted from The Nasdaq Stock Market as of March 24, 2023, unless Ozon appeals the Staff’s determination. On March 21, 2023, Ozon submitted a request for a hearing to appeal such determination. Under the Nasdaq Listing Rules, a hearing will be held, to the extent practicable, within 45 days of such request, and the delisting of the ADSs will be stayed pending the issuance of a written decision of the hearings panel. Even if such appeal is successful and Ozon’s securities are not formally delisted, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume. If such appeal is not successful, Ozon may pursue the further appeals available under the Nasdaq Listing Rules. In the event that Ozon’s securities are ultimately delisted from Nasdaq, the ADSs may be eligible for trading in the over-the-counter market. We can provide no guarantee, however, that one or more brokers will elect to make a market in such securities or will be able to obtain a ticker to facilitate OTC trading. See Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.”

•

The U.S. has imposed a prohibition on U.S. persons making any “new investments” in Russia from April 6, 2022. While we do not believe that the ban would prohibit trading by U.S. persons in ADSs issued prior to April 6, 2022, there has been no guidance issued by OFAC in this regard and we cannot give any assurance that OFAC would not take a different position. There can also be no assurance that brokers, dealers and other financial intermediaries from the U.S., the EU, the UK or other Western countries will be allowed to execute transactions with the ADSs due to potential legal restrictions or limitations set out in their internal policies, which could materially adversely affect the value and trading of the ADSs.

•

Trading of all securities on MOEX was suspended from February 28 to March 23, 2022, and trading of the ADSs on MOEX was resumed on March 29, 2022. However, if Ozon’s appeals described above are unsuccessful, Ozon’s ADSs will be delisted from trading on Nasdaq. This may lead to adverse implications for Ozon’s MOEX listing. On March 15, 2023 MOEX made a public statement that trading in our ADSs would continue on MOEX in the event of our delisting from Nasdaq. In addition, there is currently a general moratorium on delistings from MOEX for foreign companies whose securities are admitted to public trading in Russia where such securities were delisted on foreign exchanges, which is currently effective until October 1, 2023. However, the effectiveness of our continued listing would depend on various matters, including the maintenance of our ADS program and depositary arrangements. See Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—The trading price of our ADSs may not be indicative of the value at which such securities would trade if they were traded on Nasdaq. Moreover, our listing on MOEX may be adversely impacted if our securities are delisted from Nasdaq”.

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

•	trade restrictions could impact our operations in light of their limitation on our ability to source technology or goods from other countries;

•	we may not be able to launch our business operations in other countries or expand them to the desired scale;

•

as a result of the capital control and protection measures described above, our Russian operating subsidiaries are restricted from transferring cash outside of Russia (without prior approval from the Russian Government or at all), including to our holding company;

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

•	our existing or prospective counterparties, advisors and consultants may refuse (and have in the past refused) to transact with us as a Russia-related business; and

•

additional regulatory restrictions and measures that may be introduced from time to time may limit our ability to conduct our day-to-day operations or otherwise have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs. In particular:

•

on April 7, 2022, amendments to the Russian Criminal Code that would establish criminal liability for complying with foreign sanctions on the territory of Russia were introduced in the State Duma, the lower house of the Russian Parliament. If such amendments are adopted, they could limit our ability to transact with foreign counterparties as they may be unable to work with us. Since April 2022, this initiative has not been progressed, however, as it has not been dismissed completely it is still of potential risk; and

•

on April 27, 2022, amendments to Russian law requiring Russian companies to terminate depositary programs, under which the depositary receipts of such companies are listed on foreign stock exchanges, entered into force. While this law does not apply to us, it cannot be ruled out that this legislation might be further extended to Russian businesses with foreign holding companies or that such foreign holding companies might be required to redomicile in Russia and terminate their depositary programs. The adoption of such legislation could result in the delisting of the ADSs from Nasdaq and materially adversely affect the value and trading of the ADSs and the structure of our share capital more generally.

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

Other than the potential restrictions described above in relation to the U.S. prohibition of “new investments”, there are currently no regulatory restrictions on the ability of U.S. persons to acquire and trade in the ADSs or our other securities on Nasdaq if the trading suspension is lifted, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions. However, as the geopolitical crisis surrounding Ukraine is ongoing, we cannot assure you that further, more severe sanctions will not be imposed on various sectors of the Russian economy or that other Russian businesses, including ourselves, and individuals, including our directors and members of our senior management, will not be targeted by new sanctions. The existing or further sanctions imposed on Russia in response to the ongoing geopolitical crisis surrounding Ukraine or any future crises there or elsewhere, or measures taken by Russia in response, may limit our growth, materially adversely affect our business, financial condition and results of operations, and result in a significant decline or fluctuations in the trading price of the ADSs. If we, any other member of our Group or any of our directors, executive officers or other members of senior management were to become a target of sanctions, it may have a material adverse effect on our business, prospects, financial condition and results of operations and on the value and trading of the ADSs.

Heightened tension between Russia and the West increases the likelihood of cybersecurity threats to businesses and external events. Any cybersecurity attack could materially impact and even halt our ability to operate our website. Certain cybersecurity attacks could result in us breaching privacy and other laws, exposing not only investors to significant legal, financial and data loss threat, but also jeopardizing the same for customers, thus potentially resulting in loss of custom due to breach of trust, and regulatory fines. See also Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation”.

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

We conduct the customary “know-your-customer” (“KYC”) and onboarding procedures for our sellers and suppliers in accordance with our internal policies. See also Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.” However, we face the risks of receiving incorrect, inaccurate or misleading information in the course of these procedures. If, as a result, we transact with a person or entity in violation of our internal policies or applicable laws and regulations, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

Risks Relating to Our Business and Industry

We may experience significant fluctuations in our revenue growth and results of operations.

We have grown our GMV significantly in recent years. Our anticipated future growth will likely place additional demands on our management and operations. Our success in managing our growth will depend, to a large degree, on the ability of our executive officers and other members of senior management to operate effectively and on our ability to further improve and develop our financial and management information systems, controls and procedures. In addition, we expect to have to adapt our existing systems and introduce new systems, train and manage our employees and improve and expand our sales and marketing capabilities.

Our revenue growth may slow down or decline for any number of reasons, including our inability to attract and retain sellers and buyers, decreased buyer spending, increased competition, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies and general economic and geopolitical conditions. We may also lose buyers and sellers for other reasons, such as a failure to deliver satisfactory customer experience. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, a disproportionate amount of sales on our platform has historically taken place during our fourth quarter, and we expect this seasonal trend to continue. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31. Our accounts payable balance generally declines during first months of each year, resulting in a corresponding decline in our cash and cash equivalents balances.

Furthermore, our operating results may be adversely impacted by variability of our operating expenses, one off factors and exposure arising from financial instruments (e.g. foreign exchange losses and losses on derivative instruments).

Our results of operations may fluctuate significantly as a result of a variety of factors, including but not limited to those described above. As a result, historical period-to-period comparisons of our results of operations are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We have incurred significant losses in the past and we continue to invest in order to grow and scale our business, and we may not achieve profitability on the timeline that we anticipate.

We incurred total losses of ₽58.2 billion, ₽56.8 billion and ₽22.3 billion in the years ended December 31 2022, 2021 and 2020, respectively, and our profitability may be materially affected by various factors, some of which are beyond our control. We believe that we will need to generate and sustain increased revenue levels and decrease the proportionate amount of expenses in future periods to achieve profitability in our markets and, even if we do, we may not be able to achieve or increase profitability in the near term. We continue to invest in our business in order to grow and retain our buyer base, expand our logistics and fulfillment capabilities, as well as continue developing and improving our platform and offering new products and services. These efforts may prove costlier than we anticipate, and many of our initiatives are scaling up (for example, our recent Fintech initiatives, see Item 4.B “Information on the Company—Business Overview—Our Business Operations—Financial Services Offerings”). We may continue to incur losses in the near term as a result of expected increases in our operating expenses as well as one-off events (e.g. force majeure such as fire). As a result, any failure to adequately increase our revenue or contain the costs related to our expansion could prevent us from improving profitability. In addition, our new services, including financial services, that we started to actively develop in recent years, could result in an unexpected increase in costs and negatively impact profitability. Further, as we expand our services to sellers and buyers in various regions, add new categories of products and services, our offerings in these markets may be less profitable than in the markets in which we currently operate, which may not offset the costs required to expand into these markets or verticals and could impact our ability to achieve or sustain profitability. We may also fail to improve the purchasing terms with our suppliers or improve utilization of infrastructure, which could increase our costs and limit our ability to reinvest into other areas of our business. As a result of these factors, in addition to various other factors that may arise, we may not be able to maintain or increase profitability in the near term. The ongoing geopolitical crisis surrounding Ukraine may also have a significant impact on our profitability and other financial results. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.”

We may need to raise additional funds to finance our future capital needs, which may be challenging in the current environment and may dilute the value of the outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses. In the current geopolitical and macroeconomic environment, this may be challenging; in particular, applicable sanctions restrictions may impose significant limitations in this regard. If we do raise additional funds through the sale of equity securities, these transactions may dilute the ADSs held by our current shareholders. We may also decide to issue securities that have rights, preferences and privileges senior to the ADSs or ordinary shares or convertible into the ADSs or ordinary shares. For example, in February 2021, we completed the issuance of our $750 million Bonds which were in accordance with their terms convertible into the ADSs, however, we note that those holders of the Bonds who subsequently exercised their right to require redemption have forfeited their conversion rights under the Bonds (see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings”).

As of December 31, 2022, our short-term and long-term borrowings amounted to ₽55.2 billion and ₽38.9 billion, respectively, as compared to ₽11.5 billion and ₽50.6 billion, respectively, as of December 31, 2021. Any further debt financing would increase our level of indebtedness. Any such indebtedness could negatively affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have a lower level of indebtedness. Any breach of our financing arrangements, including the covenants, undertakings and other continuing obligations set out in our financing arrangements (see Item 5.B “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Borrowings”), or the inability to service our debt through internally generated cash flow or other sources of liquidity, would lead to default, which could lead to enforcement of pledges of shares of the Group’s key operating subsidiary or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

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

If we fail to maintain and enhance our brand to effectively promote our business and attract new buyers and sellers and retain current buyers and sellers, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We believe that the effective promotion of our business is of paramount importance to our success. Enhancing our brand recognition in the e-commerce market is critical to increasing the quantity and depth of engagement of sellers and buyers with our platform, which, in turn, enhances the appeal and assortment of products and services to buyers. We have conducted and will continue to conduct various marketing and promotional activities aimed at increasing the visibility of our business and the attractiveness of our platform for our sellers and buyers. We cannot assure you, however, that these activities will be effective in achieving the intended promotional impact on our business. In addition, our buyers and sellers may have conflicting views regarding some of the new initiatives we introduce to improve our platform, which can negatively affect our buyer and seller base. Further, any negative publicity relating to our products or services, regardless of its veracity, could harm our reputation and cause buyers and sellers to leave our platform. If our marketing efforts are not successful in attracting new buyers and retaining current buyers, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected.

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to continuously attract and retain sellers and buyers, expand the market for our products and services, continue technological innovation and offer new capabilities to sellers and buyers. We have many competitors, not only among other e-commerce companies but also brick-and-mortar stores and a large and fragmented group of other offline retailers. We compete with these current and potential competitors for both sellers and buyers. From time to time, our buyers may decide not to continue purchasing products on our platform for various reasons, including a preference to shop in brick-and-mortar retail stores. Our sellers may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser known businesses to compete against us. As a result of these various types of current and potential competitors, we may fail to retain or may lose our current market position, fail to continue to attract new and maintain our existing buyers and sellers, and be required to increase our spending or maintain lower prices for our Direct Sales offerings, which could materially and adversely affect our business, prospects, financial condition and results of operations.

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

To build and maintain our brand reputation and buyer loyalty, we need to continue to improve our products and services, as well as innovate and introduce new products and services to enhance the customer experience of our sellers and buyers. This includes improving our platform to optimize product search results, introducing new ways to pay for products bought on our platform, improving data analytics for sellers and continuing to assess and enhance the buyer experience on our websites and our Shopping App generally. In addition, we need to adapt and improve buyer-facing user interfaces on our platform to keep up with the evolving needs and preferences of our buyers. For example, in light of the growing propensity of buyers to use smartphones to conduct transactions, we will continue to optimize our Shopping App to improve the experience of accessing our platform on mobile devices. It is also difficult to predict the problems that we may encounter in innovating and introducing new products and services and we may need to devote significant resources to the development, support and maintenance of our platform. We cannot provide any assurances that our technological initiatives aimed at improving the experience of our buyers and sellers will be successful, including whether our new products or service offerings and delivery services will be well received by sellers and buyers or improve our operational cost efficiencies. If we are unable to increase and retain the number of sellers and buyers on our platform, or increase the quantity and quality of products and services offered, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business, prospects, financial condition and results of operations may be materially and adversely affected.

The e-commerce market is characterized by rapid technological developments, frequent launches of new products and services, changes in buyer needs and behavior and evolving industry standards. As a result, participants in the e-commerce industry constantly change their product offerings and business models and adopt new technologies to, among other things, increase cost efficiency and adapt to buyer preferences. There can be no assurances that we will be able to keep up with technological improvements or that the technology developed by our competitors will not render our product offerings less competitive or attractive. If we fail to sufficiently equip ourselves or secure the necessary IT equipment, and /or successfully and timely respond to technological or industry developments, it could result in a loss of sellers and buyers, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our expansion into additional products, services, technologies and geographic regions subjects us to additional risks.

Our growth strategy depends, in part, on our expansion into additional product or service offerings, such as the financial technology services we offer. Our new initiatives may not be as profitable as expected, and we may be unable to recover our investments in them. In addition, we may be subject to claims if these product or service offerings suffer from service disruptions or failures or other quality issues. We may also have regulatory issues such as fines or withdrawal of licenses permitting to operate the additional businesses. This, in turn, may adversely affect our financial condition or results of operations. Failure to realize the expected returns of any of our investments in new technologies, products or services could also result in our inability to cover the costs we incurred to develop these technologies, which may adversely affect our financial condition or results of operations.

Expansion of the categories of services (such as new fintech services) or products (such as alcoholic beverages) we are offering may result in increased regulatory scrutiny and compliance requirements as a result of the uncertain application of laws, regulations and changing enforcement practices. In addition, some of the new verticals we may expand to may require us to comply with foreign ownership limitations or obtain additional permits or licenses (see Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain further permits or licenses with respect to our existing and new Fintech solutions in the future, our existing Fintech licenses may be revoked and we may be subject to the increased level of scrutiny from Russian regulatory authorities” and Item 3.D “Key Information—Risk Factors—Risks Relating to Russia—If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our business and prospects” for more details). If we or our sellers fail to comply with laws and regulations applicable to regulated products, our Buyer Website and Shopping App may be blocked or restricted, which may adversely affect our business, financial condition and results of operations.

We may be required to obtain further permits or licenses with respect to our existing and new Fintech solutions in the future, our existing Fintech licenses may be revoked and we may be subject to the increased level of scrutiny from Russian regulatory authorities.

We are actively developing a number of Fintech initiatives, which we believe should be complementary to our primary e-commerce business and are aimed at increasing our average order value, the retention of our buyers and the loyalty of our sellers, as well as at lowering acquisition costs while processing payments. In the recent years, we have already introduced a number of Fintech offerings, such as OZON.Card (our OZON-branded debit card) and OZON.Installment (our buyer-facing lending option). See Item 4.B “Information on the Company—Business Overview—Our Business Operations—Financial Services Offerings.”

The regulation of Fintech solutions in Russia is currently being developed, and we are currently expanding, and may continue to expand, into new Fintech and Fintech-related solutions. For example, in February 2021, we established a microfinancing company, which was included in the register of microfinancing companies maintained by the CBR in May 2021. In May 2021, we acquired Oney Bank LLC (then renamed Ozon Bank), through which we obtained a basic banking license, and in March 2022, we obtained a general banking license for our newly created Ecom Bank from the CBR. In April 2023, Ozon Bank and Ecom Bank completed a reorganization by way of accession of Ozon Bank to Ecom Bank. Ecom Bank, the surviving entity in the reorganization, was renamed Ozon Bank and is a holder of a general banking license. The basic banking license was annulled by the CBR.

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

The business environment in which we operate is continually evolving, and ESG-related risks may directly or indirectly impact our business, shareholders and the achievement of our strategy. Regulators have imposed, and we expect regulators to continue to impose, ESG-related rules and guidance, which may burden us with compliance costs or expose us to new or additional risks. Moreover, certain organizations that provide information to investors have developed ratings, which may be based on different metrics from organization to organization, for evaluating companies on their approach to ESG matters. Unfavorable ratings, regardless of their veracity, may lead to negative investor sentiment. If we, our suppliers and other participants in our supply chain are unable to meet the standards imposed by, or expectations of, the regulators or ESG-rating organizations, or our investors, buyers and business partners, or effectively implement our core ESG initiatives we may be exposed to adverse publicity, reputational harm or loss of customer or investor confidence. In addition, the ongoing geopolitical crisis surrounding Ukraine may make it difficult for the companies primarily operating in Russia, including ourselves, to comply with the existing and prospective ESG-related regulations, further introduce ESG initiatives and allocate funds to ESG-related spending, which could adversely affect our business, financial condition or results of operations. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” for more details.

We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers, various logistics providers and hardware and software suppliers. If we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations. If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms and, therefore, face the need of switching to new third-party providers, who may provide services on less favorable terms, and any of the following of which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, sanctions imposed on Russia in response to the geopolitical crisis surrounding Ukraine and cautious approach of many international businesses, including hardware and software suppliers, to such sanctions may affect (and have in the past affected) the ability or willingness of such businesses to transact with us as a Russia-based business. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.”

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

Recently, a special tax regime for taxation of professional income was established, which allows individuals to register under a simplified “self-employed” tax regime. This special tax regime, which was developed and promoted by the Russian tax authorities to formalize relationships between legal entities and freelance individuals, provides for taxation of individuals who sell goods, perform work or provide services without having an established labor relationship and who are working as freelancers; for example, couriers, taxi drivers, IT specialists, translators and tutors. A self-employed person’s annual income cannot exceed ₽2.4 million in order for this special tax regime to apply. Individuals who obtain self-employed status are exempt from paying personal income tax and obligatory social insurance contributions and instead pay 4% or 6% tax through a mobile application on the receipt of their income. Provisions regulating this new “self-employed” special tax regime, however, remain largely untested by the Russian tax authorities and there is limited court practice due to insufficient period of implementation.

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

Pillar II includes two interlocking rules: (i) the Income Inclusion Rule and (ii) the Undertaxed Payment Rule (“UTPR”). Both rules are focused at developing a global minimum tax rate of at least 15% for MNEs (with revenue over €750 million), and together, they form the Global anti-Base Erosion (“GloBE”) rules. Additionally, a treaty-based rule will permit source jurisdictions to impose limited withholding taxes on low-taxed related party payments, which will be creditable against the GloBE rules tax liability. Pillar II is expected to be brought into national legislation of the EU members by the end of 2023, to be effective from 2024. This could give an impetus for other jurisdictions considering this initiative to speed up the process of implementation of Pillar II into national laws. Presently, it is difficult to assess if and to what extent such changes, if implemented, will impact our tax burden. Although we do not expect these changes to have a significant effect on our business, further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

We operate in Russia, Belarus, Kazakhstan, and Kyrgyzstan which are members of the Eurasian Economic Union (“EEU”). Although VAT rules are regulated by the EEU treaty, there may be cases when domestic legislation of some of the EEU member states may contradict the EEU regulations. The EEU treaty tax provisions are currently being reconsidered; however, until the new EEU tax rules are adopted and tax laws of EEU member states are aligned with the new EEU tax rules, we may be subject to double VAT taxation in respect of some of our operations in those EEU member states. This inconsistency between domestic tax laws and EEU rules could adversely affect our business, prospects, financial condition and results of operations.

In addition, to the extent we expand into new jurisdictions, we will also be subject to the taxation regime of such jurisdictions.

We may have difficulties with sourcing the products we sell through our Direct Sales business.

Besides connecting, and facilitating transactions between, buyers and sellers on our Marketplace, we sell products directly to our buyers through our Direct Sales business. In our Direct Sales business, we purchase and hold inventory of a selection of products in our fulfillment centers to be sold directly to buyers, and therefore are dependent on our suppliers we source the products from. There can be no assurance that we will be able to timely replace any of our suppliers in case their products are no longer available to us or otherwise procure the supply of products to our facilities to be sold through the Direct Sales business, which may adversely affect our business, prospects, financial condition and results of operations. For example, our ability to source products from suppliers outside of Russia may be adversely impacted by customs or other import restrictions. In addition, our Direct Sales business may also be materially and adversely affected by the ongoing geopolitical crisis surrounding Ukraine as some of our suppliers may cease or have already ceased to transact with Russia-based businesses or discontinued their operations in Russia, which is likely to reduce our inventory available for the sale through the Direct Sales business and cause delays in delivery if we experience the respective delays from our suppliers. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” for more details.

Failed deliveries, excessive returns and other logistics issues may adversely affect our business and prospects.

We offer our buyers a variety of delivery options, including delivery by courier, collection from the offline network of pick-up points and parcel lockers, as well as Russian Post and other third-party delivery service providers. If a delivery fails to reach the buyer, we may continue bearing the inventory costs or be required to engage with the seller for the return of the undelivered product. Even if the product is successfully delivered to the buyer and delivery is verified, we and our sellers are required, in most cases, to allow buyers to return products within a certain period of time after delivery. We also face the risk that third-party logistics providers and couriers might misappropriate inventory or mishandle packages, and we may struggle to verify delivery if the packages are delivered without obtaining buyer signatures or otherwise duly identifying the buyer. When products are delivered without verification, we may be required to deliver a duplicate product or return the money paid for the product. A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition and results of operations.

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

We collect, process, store and transmit large amounts of data, including confidential, proprietary, business and personal information. The effectiveness of our technology, including our artificial intelligence (“AI”) systems, and our ability to offer our products and services to sellers and buyers depends on the collection, storage and use of data concerning customer activity, including personally identifying data. Our collection and use of this data for targeted advertisements, product recommendations, data analytics and outreach communications might raise privacy and data protection concerns that could negatively impact the demand for our products and services. We use third-party technology and systems for encryption, employee email, content delivery to buyers and other functions. Although we have developed systems and processes designed to protect seller and buyer information and prevent and mitigate the impact of data breaches and other fraudulent activities (whether directly through us or indirectly through our sellers or buyers), such measures cannot guarantee the security of such data and may be circumvented or fail to operate as intended.

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

Under Russian law, processors of personal data are obliged to record, systematize, accumulate, store, clarify (update, modify) and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide, upon request, Roskomnadzor with information regarding the location of databases containing the personal data of Russian citizens. A failure to comply with these legal requirements may result in restrictions on our operations, including restricting access to our Buyer Website and including OZON in the special register for infringers of personal data processing requirements, as well as significant fines (up to ₽6 million or ₽18 million for repeat violations). Roskomnadzor also conducts scheduled and unscheduled audits to ensure compliance with the personal data legislation and may initiate legal proceedings in case of violations.

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

Although we believe we comply with these regulations, any change in the regulations or in their interpretation could make it costly, difficult or impossible for us to comply with them and may require us to incur significant efforts and resources. In particular, in March 2021, the Russian Law “On Personal Data,” dated July 27, 2006 (as amended, the “Personal Data Law”), was amended to restrict the usage of publicly available personal data, and all data operators processing publicly available personal data are required to comply with certain terms and restrictions, including obtaining a consent in a specific form. We cannot assure you that our current practices on the processing of data will continue to be unaffected by the new restrictions. In addition, Russia continues to develop its legal framework, including with respect to data privacy and data protection. See Item 3.D “Key Information—Risk Factors—Risks Relating to Russia—The ongoing development of the Russian legal system and Russian legislation, including the legal framework governing Fintech and e-commerce industries, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations.” Any uncertainties in the current Russian legislation on data privacy and data protection may be interpreted adversely to us by the Russian regulatory authorities and courts, and we may face liability for collection, processing, storage and transmission of personal data as a result, which could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, as our business continues to grow and expand, we may become subject to personal data protection laws of other jurisdictions and will therefore need to comply with the respective legislation, which may require additional expenses.

Due to the legislative changes proposed by the Russian Ministry of Digital Development, Communications and Mass Media and Roskomnadzor, starting from March 2023 all transborder flows of personal data are subject to new rules as provided for in the Personal Data Law. First, there will be no longer need to obtain consent from a data subject or refer to any additional legal ground for processing in order to share personal data with a recipient residing in a country which is not a party to the Convention for the Protection of Individuals with Regard to Automatic Processing of Personal Data or is not otherwise deemed by Roskomnadzor as adequate in terms of data protection measures. Instead, should the need to transfer personal data abroad arise, we will have to either inform Roskomnadzor of such transfer (if the intended recipient country is adequate in terms of data protection measures) or receive its direct permission (if the intended recipient country is not adequate in terms of data protection measures). Additionally, Roskomnadzor is now able to proactively ban transfer of personal data to certain countries if it finds transfer to such countries contrary to constitutional order, public defense and state security or in order to protect economic and financial interests of the Russian Federation, etc. This may adversely affect our ability to attract new sellers from foreign countries to our Marketplace and may therefore reduce our future profits.

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

We have been involved in litigation relating to contract disputes, third-party intellectual property infringement claims, employment and tax-related cases and other matters in the ordinary course of our business. As our business expands, we may face an increasing number of such claims, including those involving high amounts of damages. As a public company, we may face additional exposure to claims and lawsuits inside and outside Russia.

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

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), installment payments under OZON.Installment, gift cards, direct debit from a buyer’s bank account, consumer invoicing and card and cash payment upon delivery. We are currently subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products). For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. In addition, as we make payments to a number of third parties, including our sellers, any disruptions with such outbound payments (including, without limitation, as a result of the geopolitical crisis surrounding Ukraine) can adversely affect our business and reputation and subject us to payment default risks.

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

The law relating to the liability of online service providers is still evolving in Russia, and governmental agencies have in the past and could in the future require changes in the way online businesses are conducted. Our standard agreement with the sellers on our Marketplace provides for bi-monthly or daily payments to sellers for the products sold rather than immediate payment after the sale of a product, although a seller may request payment for products sold earlier than a scheduled bi-monthly payment date. Our standard form agreement with our sellers provides that we will deduct the return charges from our regular payments to sellers if a buyer makes a return. These provisions are designed to prevent sellers from collecting payments, fraudulently or otherwise, in the event that a buyer does not receive the products they ordered or when the products received are materially different from the seller’s descriptions, and to prevent sellers on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating the proprietary rights of others or otherwise violating our product requirements. If our sellers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation, and we could face civil or criminal liability for unlawful activities by our sellers.

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

We rely, to some extent, on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Due to the nature of our business operations, we may from time to time be subject to material intellectual property claims connected with violations of the exclusive rights of third parties. We also expect to be exposed to a greater risk of being subject to such claims in light of growing competition in the market and an increasingly litigious business environment in Russia. A number of internet, technology, media and patent-holding companies own or are actively developing patents covering e-commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with e-commerce and other online activities are likely to arise in the future. In addition, we use certain open source code, and the use of open source code is often subject to compliance with certain license terms, which we may inadvertently breach. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may use open source code in a manner that could be harmful to our business.”

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

Due to sanctions imposed by the United States, the European Union and the United Kingdom followed by withdrawal of a significant amount of international brands from the Russian market, the Russian Government partly legalized parallel import to mitigate the damage associated with a potential shortage of goods in Russia. We seek through every means to fully comply with applicable laws and regulations, however there can be no assurance that goods on our Marketplace, imported to the territory of Russia in order of the parallel import, will not cause violation of third parties’ intellectual property rights. Therefore, we may from time to time be subject to material intellectual property claims connected with violations of exclusive rights.

We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.

We operate and conduct business across the entirety of Russia and other EEU countries, where instances of fraud, money laundering, bribery and corruption have been reported to have taken place. We have policies and procedures designed to assist with compliance with applicable laws and regulations, and upon becoming a public company in the United States, we will be subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be strictly followed at all times and that they will effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering laws, including the FCPA, will not occur. We have internal audit, compliance, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws, including those related to fraud, money laundering, bribery and corruption. We are thus exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

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

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, compliance, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia relative to that in other jurisdictions is not as mature, and access to many forms of insurance coverage common in other jurisdictions is limited. In 2022, supply in insurance market has shrunk after many foreign insurance companies left Russian market, and the process of getting insurance became more complicated due to increased risks. We currently maintain insurance coverage for our fulfillment centers and sorting centers (and our merchandise and sellers’ goods located at these facilities), Ozon fresh’s equipment and assets, and third-party liability in respect of damage caused by our property. However, we do not have full coverage of business interruption risks, product liability or third-party liability in respect of environmental damage arising from accidents on our property or relating to our operations. Unless we obtain complete insurance coverage, there is a risk of irrecoverable loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business may be adversely affected by the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China, which spread throughout the world and was classified as a global pandemic. The COVID-19 pandemic has had a significant impact on the economies of most countries, including Russia, and has led to the closure of borders, restrictions on movement, the suspension of manufacturing and production and the cancellation of mass events. During the spring of 2020, the Russian Government introduced a number of recommendations and restrictions, including declaring a “period of non-working days,” which limited business activity, as well as other restrictions on the movement of citizens and a limitation on most commercial activities. These restrictions differed in scope across the Russian regions and were subject to change. Some of these restrictions were re-introduced, or other similar restrictions were introduced, during subsequent surges in COVID-19 infections in the fall of 2020 and the summer of 2021, however, the majority of these restrictions were lifted in 2022.

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

In addition, in recent years, Russia has imposed a number of measures aimed at supporting the development of domestic e-commerce businesses. For example, in 2019 and 2020, the cost of products being sent to Russia from abroad that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. In March 2022, the threshold price was temporarily increased to €1,000 until October 1, 2022. See Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Customs Regulation.” This and any other changes aimed at incentivizing buyers to shop on Russian e-commerce platforms appear beneficial for our growing business. However, if such regulations are abolished or the threshold for the cost of goods that may be imported free of customs duty is changed to earlier or higher levels, we may face an increased level of competition from a large number of foreign competitors. We may, in response to any increased competition from foreign competitors, be compelled to increase our expenditure on implementing strategies to make ourselves more competitive and boost our brand recognition so as to remain an attractive platform to our buyers and sellers. If we are unsuccessful in implementing our strategies in response to increased competition from foreign competitors, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences.

Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E “Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by us. While we believe that we were not a PFIC for U.S. federal income tax purposes in 2021, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control and may be impacted by external events, including the geopolitical crisis surrounding Ukraine (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs”) or the halting of trading of the ADSs on Nasdaq (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Ownership of the ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq”), we are unable to make a determination as to whether we will be a PFIC in 2022 or any other taxable year. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see Item 10.E “Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

Risks Relating to Russia

The adoption, maintenance and expansion of international embargo, economic, trade or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations.

The United States, the European Union, the United Kingdom and other countries have imposed economic sanctions on Russian individuals and entities, including “blocking” sanctions and asset freezes that block the property of certain Russian Government officials and entities, private individuals and Russian companies; sanctions limiting access to capital markets, for example, limitations on provision of debt or equity financing for named participants operating in the Russian energy, financial, defense, communication and transportation sectors, including named Russian financial state-owned institutions, or all Russian persons in general in case of the UK; sanctions prohibiting use of foreign correspondent accounts and the use of SWIFT services for certain financial institutions; comprehensive territorial sanctions that prohibit a number of commercial activities of U.S., EU and UK persons, including virtually all dealings within the jurisdiction of the U.S. with, in or involving sanctioned countries or territories, including Crimea, Sevastopol and the self-proclaimed People’s Republics of Donetsk and Luhansk; and broad export and import restrictions on Russia. See also Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—We engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets or otherwise materially adversely affect our business and reputation.”

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

On April 11, 2023, Mr. Felix Evtushenkov, who beneficially owns 15.2% in Sistema, was included in the UK asset freeze sanctions list. Mr. Felix Evtushenkov was a member of the board of directors of the Company from March 9, 2022 until April 11, 2023. His position with our board of directors was automatically terminated as soon as the sanctions were imposed on him personally by the UK.

See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” for more details related to the sanctions arising out of the geopolitical crisis surrounding Ukraine. Given the ongoing geopolitical crisis surrounding Ukraine, it is possible that the U.S., the EU, the UK and other countries could expand or tighten the current sanctions on Russia further. However, it is difficult to predict with any level of certainty the extent to which any such expansion or tightening of the current sanctions would occur. Any change in U.S., EU, UK and other countries’ sanctions policies toward Russia, including if we, or any subsidiary, director or member of our senior management, become targeted by sanctions, may have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs.

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

•	asset freezes and travel bans targeting prominent Russian businessmen, Russian politicians, Russian banks, Russian state-owned institutions and others;

•

trade restrictions prohibiting export to Russia or for use in Russia of: aircraft, oil refinery, gas liquefaction- and energy sector-related products; advanced technology products; luxury goods; goods that contribute to enhancement of Russian industrial capacities; and comprehensive restrictions on dual-use goods;

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

•

transport restrictions resulting in Russian air carriers being banned from operating within the EU, a prohibition to enter EU ports of the EU for any vessel registered under the Russian flag and a prohibition on road transport undertakings established in Russia to transport goods by road within the EU with certain exceptions; and

•

general trust services restrictions that prohibit providing particular services to trusts or similar arrangements with settlors or beneficiaries being a Russian person, an entity owned by a Russian person or controlled by a Russian person or its subsidiary or acting at their direction.

The UK has also introduced a number of Russian sanctions that are to some extent similar to the EU restrictions but so far are narrower in terms of trade and financial services restrictions. These sanctions include:

•

capital market restrictions in relation to shares and transferable securities issued by, and the provision of new loans to, Russian companies or companies owned by individuals who are resident or located in Russia on or after March 1, 2022, correspondent banking restrictions and restrictions on dealing with Russian sovereign debt and the CBR;

•

expansion of the existing asset freeze list to include a number of Russian businessmen, including Mr. Vladimir Evtushenkov, Russian politicians and Russian banks, including Sberbank, VTB Bank, Alfa Bank, Gazprombank and Rosselkhozbank;

•	trade restrictions for aircrafts, technology products, dual-use and military goods and technology, oil refining, quantum computing and advanced materials goods and technology and luxury goods; and

•	aviation restrictions and restrictions on Russian vessels entering UK ports; and

•	prohibition on the import and acquisition of iron and steel products which are consigned from Russia or originate from Russia.

A further expansion of sanctions on Russia and Russian entities and individuals may have an adverse effect on our ability to expand and grow our business and raise financing to fund the development of our business.

Our Russian subsidiaries have entered into financing and other transactions with Russian state-owned financial institutions and their affiliates that have subsequently been designated under U.S., EU and UK sanctions, including Sberbank and VTB Bank that have recently been subject to blocking sanctions. Blocking sanctions on Sberbank and VTB may hinder the ability of such subsidiaries to raise financing and transact with them. While such transactions with financial institution under non-blocking sanctions are not currently prohibited, if the scope of sanctions is further expanded and all Russian banks become subject to blocking sanctions, our ability to raise financing and transact with such parties may be hindered. Such sanctions may materially adversely affect our ability to raise financing and our business.

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

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in the capital markets of most or all emerging market countries, as investors move their money to more stable, developed markets. Over the past few years, the Russian capital markets have been highly volatile, including due to the impact of global economic slowdowns, sharp declines in oil prices, deteriorating conditions in the Russian economy itself, the COVID-19 pandemic, geopolitical disputes or international sanctions. As has happened in the past, various adverse factors, such as significant ruble depreciation; capital outflows; worsening of various economic indicators; geopolitical disputes, such as the geopolitical crisis surrounding Ukraine and imposition of additional trade and economic sanctions against Russia in connection therewith; or an increase in overall perceived risks associated with investing in emerging economies, could hinder foreign investment in Russia and adversely affect the Russian economy. In addition, during times of economic crises and market volatility, businesses that operate in emerging markets can face severe liquidity constraints, as available funding may often be reduced or withdrawn. Generally, investments in emerging markets are only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisers before making an investment in the ADSs. See also Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” and Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.”

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

The Russian economy has been subject to abrupt downturns in the past. Furthermore, following the imposition of economic sanctions by the United States and the EU and the decline of oil prices, in 2015, Russia’s GDP declined by 2.0% in real terms, according to the Russian Federal Statistics Service (“Rosstat”). In 2019, Russia’s GDP grew by 2.2% in real terms, according to Rosstat. In 2020, Russia’s GDP declined by 2.7% in real terms, according to Rosstat, followed by a GDP increase by 5.6% in real terms in 2021. In 2022, Russia’s GDP decreased by 2.1% in real terms, according to Rosstat. However, any expected growth of Russia’s GDP in the future may not be achieved due to generally unfavorable economic conditions or geopolitical factors, in particular, the current global macroeconomic environment and the ongoing geopolitical crisis surrounding Ukraine, which is likely to have a significant adverse impact on the Russian economy (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs”), and this consequently may materially adversely affect our business, prospects, financial condition and results of operations.

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

In 2015, the CBR initiated a period of dovish monetary policy with gradual reductions in the key interest rate. However, in March 2021, the CBR began to reverse its monetary policy, and the key interest rate in Russia increased from 4.25% to 8.50% over 2021. As of the date of this Annual Report, the key interest rate was at 7.5% (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs”). Fluctuations in the key interest rate may affect our ability and the ability of our sellers and other counterparties to enter into loan arrangements on favorable terms and adversely affect the general spending power of our buyers.

The ongoing development of the Russian legal system and Russian legislation, including the legal framework governing e-commerce and Fintech industries, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations.

Currently, the Russian domestic legislation system includes the Constitution of the Russian Federation of 1993, the Civil Code and other federal laws, decrees, orders and regulations issued by the President, the Russian Government and federal ministries, which can be complemented by regional and local rules and regulations, adopted in certain spheres of regulation. Several fundamental Russian laws have only recently become effective and many are still evolving. Consequently, certain areas of judicial practice are not yet fully settled and are therefore sometimes difficult to predict.

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

Over the recent years, a number of legislative initiatives related to the internet were submitted to the Russian State Duma, the lower house of the Russian Parliament, and a few of them were further signed into laws. For example, in December 2018, a draft law aimed at ensuring the safe and sustainable functioning of the internet in Russia was submitted for consideration to the Russian State Duma and, in April 2019, the draft law was adopted. The law requires Russian telecommunications operators to install new equipment to ensure that the Russian internet functions autonomously in case the global internet is not operating in Russia, and introduces the notion of the Russian national domain zone. In addition, in July 2021, the Russian authorities adopted several laws introducing new requirements and regulations for the companies operating in the technology and internet sectors. In particular, new laws establish a general legal framework for the calculation of the internet audience of various websites and services and provide for the creation of a unified system for accounting of online advertising in 2022. See Item 3.D “Key Information—Risk Factors—Risks Relating to Russia—We may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue.” It is currently unclear how these laws might affect our operations, and there can be no assurances that these initiatives may not negatively affect our business or operations. Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our websites are accessible within an acceptable load time, which may adversely affect our business.

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

The Russian economy has experienced periods of high inflation since the early 1990s. The consumer price index, which is a key measure representing inflation in Russia, grew year-on-year by 8.4% in 2021 and by 4.9% in 2020, according to Rosstat. In 2022, the level of inflation increased even more than in 2021 and amounted to 12.0%, according to Rosstat and there can be no assurance that it will not further increase in the future, including as a result of sanctions and restrictions imposed by foreign countries on Russia in response to the ongoing geopolitical crisis surrounding Ukraine. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.” We tend to experience inflation-driven increases in some of the costs of our operations, such as salaries that are linked to, or impacted by, the general price level in Russia. In the event that we experience cost increases resulting from inflation, our operating margins may decrease if we are unable to pass these increases on to our buyers. In such circumstances, our business, prospects, financial condition and results of operations could be materially adversely affected.

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

Our operations are subject to regulation by various government entities and agencies at both the federal and regional levels. Our subsidiaries also maintain a number of licenses, including a general banking license maintained by our Ozon Bank (ex-Ecom Bank). Russian regulatory authorities often exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees’ compliance with license terms, which may lead to inconsistencies in enforcement.

Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that we have violated applicable laws, decrees or regulations. In addition, we are subject to the Russian consumer protection legislation (see Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Consumer Protection and Commerce Regulation”) and may face potential claims of our buyers under these rules. Findings that we failed to comply with existing laws, regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of our licenses or permits or in requirements that we suspend or cease certain business activities, or in criminal and administrative penalties being imposed on our officers, any of which would have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

In addition, the Russian tax authorities have been reported to have aggressively brought tax evasion claims relating to Russian companies’ use of tax optimization schemes, and press reports have speculated that these enforcement actions have been selective. Also, in the past, Russian authorities have prosecuted some Russian companies, their executive officers and their shareholders on tax evasion, fraud and related charges. In some cases, the result of these prosecutions has been the prolonged prison detention or imposition of prison sentences for individuals and significant fines or claims for unpaid taxes. If selective or arbitrary government action is directed at us, any of our executive officers, directors or shareholders, our business, prospects, financial condition and results of operations could be materially and adversely affected. Any such actions, even if addressed to others, may materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in Russia.

New legislation on “foreign agents” may impose additional restrictions and obligations on our business.

The new unified legislation on “foreign agents” became effective in December 2022. In accordance with this new legislation, virtually any company that has a website and foreign counterparties (such as clients or suppliers) may fall within the definition of a “foreign agent” and thus be required to comply with the requirements of this new law. Among the requirements are self-registration in the “foreign agents” register, provision of information on “foreign agent” status to shareholders and employees, marking all of materials (including on the Internet) with special marking and keeping separate accounting records for funds from foreign sources. Among the legal consequences of violation of the new legal regime are court liquidation and limitation of access to information resources of a “foreign agent”.

If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our business and prospects.

Russian law restricts foreign (non-Russian) ownership or control of companies involved in certain important activities in Russia.

For instance, from March 1, 2023 only Russian individuals or Russian companies (being companies by more than 50% controlled by the Russian Federation or its constituent bodies or municipalities and/or Russian individuals and persons controlled by them) can act as owners of classifieds businesses in Russia. This limitation could affect our plans to develop our services for online advertisement and therefore our Group profit.

Currently, e-commerce technology, the internet and online advertising are not industries that are otherwise specifically covered by this legislation, but proposals have from time to time been considered by the Russian Government and the Russian Parliament, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies.

For instance, in early 2023 Russia has proposed a draft agreement on electronic commerce in the EEU. The authors suggest imposing restrictions on the operations of marketplaces with a share of foreign ownership above 49% or with more than 1/3 foreigners in the board of directors. Depending on the implementation of this agreement into national laws of Russia and other countries-members of the EEU, these restrictions may significantly affect business of the Group in Russia and such other countries.

As another example, a draft law which was proposed in mid-2019 was aimed at restricting foreign ownership of “significant” internet companies. A number of parties, including representatives of the Russian Government, identified concerns with the draft law, and the proposal was withdrawn in November 2019. Another draft law, which was proposed in December 2020, is aimed at restricting foreign ownership of audio and video services, including online cinemas.

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

The trading price of our ADSs may not be indicative of the value at which such securities would trade if they were traded on Nasdaq. Moreover, our listing on MOEX may be adversely impacted if our securities are delisted from Nasdaq.

On November 19, 2020, we obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “OZON,” but no assurance can be given that we will be able to continue to maintain such listing. Trading of securities on MOEX was generally suspended from February 28 to March 23, 2022, and trading of the ADSs on MOEX was resumed on March 29, 2022. However, sales of securities by international investors on MOEX are currently significantly limited. The trading value of the ADS on MOEX may therefore be different from the value at which they would trade if all of the ADSs were available for trading on both Nasdaq and MOEX.

If the Nasdaq appeals process described above is unsuccessful, Ozon’s ADSs will be delisted from trading on Nasdaq. This may lead to adverse implications for Ozon’s MOEX listing. On March 15, 2023 MOEX made a public statement that trading in our ADSs would continue on MOEX in the event of our delisting from Nasdaq. In addition, there is currently a general moratorium on delistings from MOEX for foreign companies whose securities were admitted to public trading in Russia where such securities were delisted on foreign exchanges which is currently effective until October 1, 2023. However, the effectiveness of our continued listing would depend on various matters, including the maintenance of our ADS program and depositary arrangements.

See Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq” and Item 3.D “Key Information—Risk Factors—Risks Relating to Russia—If the depositary for our ADS facility terminates the deposit agreement, this may materially adversely affect the holders of our ADSs.”

If the depositary for our ADS facility terminates the deposit agreement, this may materially adversely affect the holders of our ADSs.

The depositary for our ADS facility, The Bank of New York Mellon, has the right to terminate the deposit agreement at any time on 90 days’ notice, provided that the depositary has given us a resignation notice and a successor depositary has not been appointed within 60 days. In addition, in the event that our ADSs are ultimately delisted from Nasdaq and are not listed on another stock exchange, nor is there a symbol available for over-the-counter trading of ADSs in the U.S., the depositary will have the right to terminate the deposit agreement on 90 days’ notice, whether or not a resignation notice has been previously given by the depositary.

In light of the current geopolitical circumstances, we can provide no guarantee that the depositary will not resign or will not exercise its right to terminate the deposit agreement if we are delisted from Nasdaq and other relevant conditions are met. If the depositary resigns, it may be difficult or impossible to identify a successor depositary that is able to manage our ADS program at the same level as the current depositary, or at all.

If the current depositary seeks to terminate the ADS facility, the holders of ADSs will be entitled to convert them into our ordinary shares. The mechanics and timing relating to how the ADSs will be converted into the underlying shares remain uncertain for investors who hold their ADSs through the Russian National Settlement Depository. Any ADSs that have not been converted into ordinary shares before termination of the deposit agreement will be cancelled upon such termination, and the depositary will be entitled to sell the underlying ordinary shares. Any such sales may take a substantial amount of time and be at prices materially below the intrinsic value of our ordinary shares. The mechanics and timing relating to how proceeds from such sale will be distributed to the former holders of the ADSs remain unclear.

Regulatory authorities in Russia could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.

The Russian Law on Protection of Competition, dated July 26, 2006 (as amended, the “Competition Law”), generally prohibits any concerted action or agreement between competitors or coordination of business activities of competitors that results or may result in the fixing or maintenance of prices and various other types of anticompetitive behaviors. In a number of court cases, Russian courts have found concerted actions where competitors acted in a similar way within the same period of time, although, arguably, there have been legitimate economic reasons for such behavior and the behavior was not aimed at restriction of competition. Therefore, there is a risk that we may be found in violation of the Competition Law if our market behavior vis-à-vis our sellers or buyers is viewed as being similar to behavior of our competitors and perceived by the Federal Antimonopoly Service (the “FAS”) as a purported restriction of competition. See Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Antimonopoly Regulation.”

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

Although to date we have only received what we consider to be routine inquiries from the FAS, we have not engaged with the FAS to define our market position. At some point in the future, the FAS may conclude that we hold a dominant position in one or more of our markets in Russia. If the FAS were to do so, this could result in heightened scrutiny for review and possible limitations on our future acquisitions and the FAS may demand that we obtain clearance from them prior to contractually agreeing to make any substantial changes to our standard agreements with sellers and agents. Further, under certain circumstances, we may be deemed to be abusing a dominant market position simply by refusing to conclude a contract with certain third parties. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines calculated by reference to our revenue. In addition, some legislative initiatives under discussion may be applicable to us as an e-commerce business. See Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Antimonopoly Regulation.”

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

In 2021, amendments that require major internet and e-commerce companies, including ourselves, to allocate 5% of website advertising capacities to social advertisements were adopted. It is expected that further amendments to advertising regulations will be adopted in the nearest future which will expand requirements to the share of website commercial capacities (not only advertising) allocated to social advertisements. This could adversely affect advertising services that we offer and could lead to a decrease in advertising revenue and total revenue of the Group.

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

Since September 2022, advertisers, advertising distributors and advertising system operators, including ourselves, are required to submit information about advertisements to the Unified Online Advertising Register, maintained by Roskomnadzor. The information is transmitted to the supervisory authority through an advertising data operator – an owner of a computer program authorised by Roskomnadzor to establish that advertisements have been disseminated on the Internet. Currently no special liability provisions have been introduced in the Code on Administrative Offences in connection with these new requirements, however we expect that further amendments will be adopted soon.

Due to the fact that several main Russian TV channels owned by National Advertising Alliance (NRA), a company controlling television advertising distribution in Russia, were designated SDN under the US sanctions regime, market demand on TV advertising could be significantly limited, which could lead to a decrease in our advertising revenue. Also, in light of the geopolitical crisis surrounding Ukraine a significant number of international brands were restricted to invest in advertising in Russia. These restrictions may also negatively affect our advertising revenue.

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

Ozon Technologies LLC, our subsidiary, had negative net assets as of December 31, 2021 and Ozon Invest LLC had negative net assets as of December 31, 2022. Under the relevant Russian legislative requirement, a company may be forced into liquidation after having negative net assets for two consecutive years, and we therefore believe that our subsidiaries in Russia are currently fully compliant with these corporate legal requirements. Also, we note that there was introduced a temporary alleviation of the rules described above, namely, Russian limited liability companies and joint-stock companies are not obliged to liquidate or decrease their charter capital if their net assets are below amount of their charter capital as of the end of 2022 and 2023 years. Nonetheless, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of Russian courts or governmental authorities difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition and results of operations.

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

Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (an action in respect of and on behalf of the company) against the wrongdoers. The aggrieved may proceed to the institution of a derivative action, provided that the alleged wrongdoing cannot be remedied by a simple majority vote of the shareholders of the company and that the alleged wrongdoers are in control of the company, so that the company which is essentially the proper claimant cannot claim itself.

Grounds which warrant the institution of a derivative claim may include:

•	a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders (including the aggrieved);

•	the ultra vires and illegal use of control in decision-making by the board of directors or a shareholder majority;

•	violation of the voting procedures of the company that require a special majority;

•	violation of personal rights of a shareholder, referring to personal rights provided for by the company’s constitution or the applicable law; and

•

fraud on the minority by the controlling majority. Fraud has been interpreted to include behaviors of gross negligence against the minority, especially where the wrongdoers are found to have personally gained benefits from their negligent behavior.

Remedies commonly sought by a derivative action include, among other things:

•	the cancellation of the illegal or ultra vires acts or decisions taken by the company;

•

damages for breach of duties by the directors owed to the company or negligence by the company’s officers or breaches of the company’s constitutional documents or applicable law (damages in this respect are paid to the company not to the aggrieved); and

•	tracing and recovery of property misappropriated by the persons in control of the company’s management or third parties.

In certain circumstances, such as when fraud on the minority is alleged, the derivative action will be based on the principles of equity; therefore, the court will need to be satisfied that the claimant has come to court with “clean hands” (without fault and without withholding any crucial information), and that the action has been bona fide filed and serves the company’s interests, that there is no alternative means to remedy the wrongdoing. As such, the above would need to be met in order for the court to allow the action to proceed and determine which remedy, if any, is more appropriate to be granted, depending on the individual circumstances of each case.

In addition to a derivative action, where there is a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders, the aggrieved may file a petition to the Cypriot court pursuant to section 202 of the Cyprus Companies Law, Cap. 113. Commonly sought orders in such a case include an order to regulate how the company’s affairs are run in the future, an order for the purchase of the shares of any members by other members or by the company (and in the latter case, out of a reduction of the company’s capital), and an order for the winding-up of the company on the ground that it is just and equitable.

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

The shares beneficially owned by our principal shareholders, Sistema and the Baring Vostok Private Equity Funds, amount to 31.76% and 27.75%, respectively, of our issued and outstanding ordinary shares as of March 20, 2023.

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

Each Class A share is convertible into one ordinary share at any time by its holder, while ordinary shares are not convertible into Class A shares other than as provided in our articles of association. Upon any transfer of a Class A share by a holder to any person that is not an affiliate or otherwise under control of such holder, such Class A share shall be automatically converted into an equal number of ordinary shares.

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

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed directly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

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

The interpretation and application of the Russian Tax Code generally and, in particular, the new rules, have often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers’ queries and apply new interpretations of tax laws retroactively. In some instances, the Russian tax authorities issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period several times. This increases the number of existing uncertainties and leads to inconsistent enforcement of the tax laws in practice.

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

The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by inconsistent judgment of the local tax authorities and the failure of the Russian tax authorities to address many of the existing problems. It is, therefore, possible that our transactions and activities that have not been challenged in the past may be challenged in the future, which may have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs. Since 2014, several important new rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and are aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as “de-offshorization measures”). These rules include, in particular:

•	rules governing the taxation of “controlled foreign companies” (without limitation of jurisdictions to which this definition applies and which residents may fall under the regime);

•

rules determining the tax residence status of non-Russian legal entities based on place of effective management (corporate tax residence rules), with certain tax incentives not available for non-Russian legal entities mandatorily recognized as Russian tax residents by the tax authority (such as 0% tax rate on dividends received available under certain conditions);

•	rules defining the “beneficial ownership” (actual recipient of income) concept for application of double tax treaties;

•	adopting country-by-country reporting (“CbCR”) requirements which assume automatic exchange of county-by-country reports aimed at providing more transparency of international transaction;

•

taxation of capital gains received by non-Russian legal entities derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in Russia by more than 50%); and

•

codified general anti-abuse rules (these are based on the judicial concept of “unjustified tax benefit,” and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”). In practice, the Russian tax authorities tend to apply anti-abuse rules in broad sense which creates uncertainties as to how particular transactions or structures could be assessed by the tax authorities and may lead to disallowance of tax benefits resulting from a transaction or the re-characterization of a transaction for tax purposes. Therefore, it is possible that despite the best efforts of our group to comply with Russian tax laws and regulations, certain transactions and activities of our group that have not been challenged in the past may be challenged in the future, resulting in a greater than expected tax burden, exposure to significant fines and penalties and potentially severe enforcement measures for us.

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

It is expected that Russian tax legislation will progressively become more sophisticated. The introduction of new taxes or amendments to current taxation rules may affect our overall tax efficiency and may result in significant additional tax liabilities. We cannot provide holders of the ADSs with any assurance that additional Russian tax exposures will not arise. Such additional tax exposures could have a material adverse effect on our business, results of operations, financial condition or prospects, and the trading price of the ADSs.

Changes to Russia-Cyprus double tax treaty could increase our tax burden.

In 2020, the Russian President announced significant changes to Russian tax laws, and the Russian Government was directed to revise Russian double tax treaties with a number of countries, including Cyprus, Netherlands, Malta, Luxembourg and Switzerland which are often used for tax planning so as to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to terminate them.

The Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus and Russia and signed a protocol of the amendments to the Russia-Cyprus double tax treaty in September 2020.

In accordance with the protocol to the Russia-Cyprus double tax treaty, the increased 15% tax rates are applied to both dividend and interest income beginning in January 1, 2021 (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The preferential tax rate of 5% is envisaged for dividend and interest income received by Cypriot tax resident public companies whose shares are listed on a registered stock exchange and which have no less than 15% of shares in free float, provided that this public company owns at least 15% of the shares in a Russian company paying the income for a period of at least 365 consecutive days.

However, currently there are different interpretations of the above requirements to apply the 5% preferential tax rate and the practice is still developing. These amendments to the Russia-Cyprus double tax treaty and uncertainty of their interpretation may potentially adversely affect the taxation of future dividend distributions from our Russian subsidiaries. Moreover, having regard to current unstable political and economic environment resulting in recent unfavorable developments in double tax treaty relations between Russia and other countries (see section “Risks Relating to Russian Taxation—Changes in Russian tax law could adversely affect our Russian operations”), we cannot exclude that double tax treaty between Russia and Cyprus may be either further revised or denounced in the future which may result in increased tax costs and have an adverse effect on our business and financial condition.

In 2019 the Russian Federation ratified the MLI effective from 2021 in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 34 countries and with an effect from 2022 with respect to tax treaties with additional 7 countries. Application of the MLI could potentially limit tax benefits granted by double tax treaties with the respective countries.

In 2022 a number of countries announced that they suspend international exchange of tax information with Russia (such as Isle of Man, Guernsey, Jersey, Germany, USA, Latvia, Ukraine, Austria, Switzerland). In February 2023 it was announced that the Russian Federation was included into the EU list of jurisdictions non-cooperative in tax sphere (“the EU black list”).

In turn, the Russian Federation included Canada and Cayman Islands in the Russian “black list” of non-cooperative jurisdictions for tax purposes. Certain tax benefits and exemptions envisaged by the Russian Tax Code could be not achievable if companies from such black-listed jurisdictions are involved, such as exemptions related to international holding companies, CFCs, etc.

In March 2023 it was announced that the Ministry of Finance and Ministry of Foreign Affairs of the Russian Federation initiated the proposal to the President of the Russian Federation to issue a decree suspending the application of double tax treaties with the jurisdictions regarded as “unfriendly” until “the unilateral economic and other measures in relation to the Russian Federation violating its rights are removed”. Currently, it is not known how this new initiative will develop. We cannot exclude that double tax treaties the Russian Federation concluded with certain jurisdictions may be either denounced or suspended. It may result in disallowance of tax benefits with respect to income paid to such jurisdictions from Russian sources and lead to the increased tax costs and have an adverse effect on our business and financial condition.

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

In addition, the Russian Tax Code provides for the possibility of an extension of the three-year statute of limitations for tax offences if the taxpayer obstructed the performance of the tax review and this has become an insurmountable obstacle for the tax audit. Because the terms “obstructed”, “hindered” and “insurmountable obstacles” are not specifically defined in Russian law, the Russian tax authorities may attempt to interpret these terms broadly, effectively linking any difficulty experienced by them in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. Therefore, the statute of limitations is not entirely effective.

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

If the tax authorities prove that our Russian subsidiaries did not act with prudence when selecting suppliers and substantiate the legitimacy of their claims regarding purchases from these suppliers, additional taxes may be levied to our Russian subsidiaries and an outflow of cash may be required to settle such liabilities. Due to a diversity in approaches used to assess tax violations, it is impracticable to determine the financial consequences of potential tax liabilities which may arise as the result of transacting with such suppliers. While we have established internal procedures to monitor and control this risk, our Russian subsidiaries may still be affected by this risk due to ambiguity of criteria used by the tax authorities and subjective nature of the risk. It is therefore possible that transactions of our Russian subsidiaries with suppliers may be challenged by the Russian tax authorities, which may have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

The Russian tax authorities may challenge the application of a reduced social security contributions and corporate profits tax rates by one of our companies which qualifies as an IT company.

Our Russian subsidiary as a qualifying IT company applies tax benefits: 0% corporate income tax rate and reduced social security contributions rate of 7.6% in relation to payments to employees. The above 0% corporate income tax rate is set for the period from 2022 to 2024. The tax rate after 2024 is not currently established and there is uncertainty on whether 0% or any other beneficial corporate income tax rate could be applied after 2024.

The Russian Tax Code establishes the respective reduced rate for companies who carry out IT activities, develop and sell own-developed computer programs and databases or render services involving development, adaptation, modification and support of computer programs and databases (“preferential IT activity”). In order to apply the reduced rates, a taxpayer should be officially accredited to perform activity in IT sphere, the share of its income related to these activities should comprise 70% of total income.

We believe our subsidiary meets all of the above requirements and effectively operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products that are being used primarily within our Group. Such practice is widely used by many Russian group of companies.

There is some uncertainty as to the classification of some types of activities as preferential IT activities for the purposes of application of the reduced tax rates. The Russian Tax Code provision regarding application of the reduced rates of profits tax and social security contributions is relatively untested. Given the absence of substantial administrative and court practice, the tax authorities may challenge the application of the reduced rates. Moreover, there is no assurance that the above tax benefits, including reduced corporate income tax rate of 0%, would not be cancelled or amended going forward. This may have an adverse effect on our business, financial condition and results of operations.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness. First, a loan must be obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification). Second, the interest rate on transactions regarded as controlled for Russian transfer pricing purposes must be within established interest rate (safe-harbor) range. Third, the thin capitalization rules apply to “foreign controlled debt,” i.e., loans and other debt received by a Russian organization:

•

from a foreign person (legal entity or individual) acknowledged as a related party for Russian transfer pricing purposes, if this foreign person directly or indirectly holds more than 25% of shares in the Russian organization’s charter capital (or if such person indirectly holds shares in the Russian organization’s charter capital and the share of direct participation of each person of the chain in each subsequent organization is more than 50%);

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

See Item 10.E “Additional Information—Taxation—Material Russian Tax Considerations” for further discussion of important Russian tax considerations.

Risks Relating to the Ownership of the ADSs

Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.

On February 28, 2022, trading of the ADSs on Nasdaq was suspended by Nasdaq and remains suspended as of the date of this Annual Report. Further, on March 15, 2023, Nasdaq notified us that Ozon’s ADSs would be delisted from Nasdaq on March 24, 2023 unless Ozon appeals such determination. On March 21, 2023, Ozon submitted a request for a hearing to appeal such determination. If the appeal is unsuccessful, Ozon’s ADSs will be formally delisted from Nasdaq. In such case, the ADSs may be eligible for trading in the over-the-counter market; we can provide no guarantee, however, that one or more brokers will elect to make a market in such securities or will be able to obtain a ticker to facilitate OTC trading. Even if such appeal is successful and Ozon’s securities are not formally delisted, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume. If such appeal is not successful, Ozon may pursue the further appeals available under the Nasdaq Listing Rules.

Even if trading of the ADSs were to resume, trading would likely be volatile, and the trading price of the ADSs might decline significantly.

The U.S. has imposed a prohibition on U.S. persons making any “new investments” in Russia starting from April 6, 2022. While we do not believe that the ban would prohibit trading by U.S. persons in the ADSs issued prior to April 6, 2022, there has been no guidance issued by OFAC in that regard and we cannot give any assurance that OFAC would not take a different position. There can also be no assurance that brokers, dealers and other financial intermediaries from the U.S., the EU, the UK or other Western countries will be allowed to execute transactions with the ADSs due to potential legal restrictions or limitations set out in their internal policies, which will materially adversely affect the value and trading of the ADSs. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.”

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

See Item 16G “Corporate Governance” for the list of home country practices we rely on instead of those of Nasdaq. We may in the future elect to follow home country practices in Cyprus with regard to other matters.

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

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2022.

SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, in the course of preparing the financial statements that are included in this Annual Report, management identified a material weakness in control activities as we did not perform a sufficient risk assessment to identify and assess the risk of material misstatement in certain disclosures to the consolidated financial statements and, consequently, did not maintain effective controls, including controls with respect to the relevant input data, to mitigate those risks. The material weakness resulted in material misstatements in certain financial risk management disclosures in notes to the consolidated financial statements that were corrected in our consolidated financial statements as of and for the year ended December 31, 2022 prior to our issuance of those financial statements.

Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS. Our independent registered public accounting firm, JSC “Kept”, who audited the consolidated financial statements included in this Annual Report, has issued an adverse attestation report on our internal control over financial reporting. JSC “Kept”s report is included elsewhere in this Annual Report.

We are working on a plan to remediate the identified deficiency in our internal control over financial reporting relating to the risk assessment process, design and implementation of controls with respect to certain disclosures in notes to the consolidated financial statements that resulted in a material weakness discussed above. Specifically, we are planning to:

•

revise our risk assessment with respect to the risk of material misstatement within the financial reporting process to re-consider risks of misstatements as applied to the disclosures in notes to the consolidated financial statements;

•	improve the design of controls over disclosures in notes to the consolidated financial statements, including controls with respect to the input data and precisions of review controls;

•	develop checklists to be used by our accounting team to ensure that the disclosures are compiled in accordance with the relevant accounting framework; and

•

improve documentation to support our review and approval of the disclosures in notes to the consolidated financial statements and strengthening supervisory reviews by accounting experts and management.

While we believe that these remedial efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. Due to this ongoing testing, we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above. Management will test and evaluate the implementation of these new and revised procedures and control activities to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements. See Item 15 “Controls and Procedures” for more details.

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

Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that beginning with our second annual report following our initial public offering, which was completed in November 2020, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Our Section 404(a) assessment is presented in Item 15 “Controls and Procedures”.

As discussed above in Item 3.D “Key Information—Risk Factors—Risks Relating to the Ownership of the ADSs—We have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired,” our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective due to the presence of a material weakness. The continued presence of this or other material weaknesses or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to improve the overall effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls. As our internal control over financial reporting was not effective as of December 31, 2021, investors may lose confidence in our results of operations, the price of the ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we incur legal, accounting and other expenses that we would not incur as a private company. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations have increased our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

In addition, the terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that may further restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares. As a result of the sanctions imposed by foreign countries on Russia and reactive capital control and protection measures introduced by the Russian Government in connection with the ongoing geopolitical crisis surrounding Ukraine, our Russian operating subsidiaries are also restricted from transferring cash outside of Russia, which would affect dividend payments, if any, to our holding company. In addition, international depositaries may impose restrictions on such payments. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” and Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Capital Control and Protection Measures Related to the Geopolitical Crisis Surrounding Ukraine.”

Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in the ADSs is solely dependent upon the appreciation of the price of the ADSs on the open market, which may not occur. See Item 8.A “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

As of the date of this Annual Report, Cyprus law does not contain any requirement for a mandatory offer to be made by a person acquiring control in a Cypriot company if such company’s shares are not listed on an EU regulated market. Neither our shares nor the ADSs are listed on an EU regulated market. Our articles of association contain a mandatory tender offer provision that requires any third-party acquiror that acquires, together with parties acting in concert, 30% or more of the voting rights in our issued shares, including the issued ordinary shares, to make a mandatory tender offer to all of our other shareholders at the price not lower than the higher of the highest price per ordinary share or per ordinary share represented by depositary receipts paid by acquiror and parties acting in concert and the highest market price per ordinary share, including ordinary share represented by depositary receipts, quoted on a stock exchange, in each case in the preceding 12 months. For each of our principal shareholders who hold a Class A share the requirement to make a mandatory tender offer is triggered by a principal shareholder and its affiliates only if they acquire, together with concert parties, 43% or more of the voting rights in our shares. Each of our principal shareholders holding Class A shares holds and is expected to hold less than 43% of the voting rights in our shares. Our articles of association do not prohibit the holders of our Class A shares to combine their holdings to trigger the mandatory tender offer. Although our articles of association provide for the obligation by an acquiror to make a mandatory tender offer in certain cases, in the absence of applicable statutory provisions our shareholders may not get the same opportunity to sell their shares in the event an acquiror obtains a significant stake or even control in the company as would shareholders in a Cypriot company that is listed on an EU regulated market.

The price of the ADSs might fluctuate significantly, and investors could lose all or part of their investment.

On February 28, 2022, trading of the ADSs on Nasdaq was suspended by Nasdaq and remains suspended as of the date of this Annual Report. Further, on March 15, 2023, the Listing Qualifications Staff of Nasdaq (the “Staff”) notified us that it had determined that our securities would be delisted from The Nasdaq Stock Market as of March 24, 2023, unless Ozon appeals the Staff’s determination. On March 21, 2023, Ozon submitted a request for a hearing to appeal such determination. Under the Nasdaq Listing Rules, a hearing will be held, to the extent practicable, within 45 days of such request, and the delisting of the ADRs will be stayed pending the issuance of a written decision of the hearings panel. Even if such appeal is successful and Ozon’s securities are not formally delisted, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume. If such appeal is not successful, Ozon may pursue the further appeals available under the Nasdaq Listing Rules. See Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.”

If trading of the ADSs were to resume, trading would likely be volatile, and the trading price of the ADSs may decline significantly. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” and Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.” Volatility in the market price of the ADSs may prevent investors from being able to sell their ADSs at or above the price they paid for such ADSs. The trading price of the ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•	the current global macroeconomic environment;

•

the geopolitical crisis surrounding Ukraine (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs”);

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the price of the ADSs and could impair our ability to raise capital through the sale of additional shares. As of March 20, 2023, we had 216,413,733 ordinary shares outstanding. Outstanding shares may be deposited for delivery of ADSs, and all of the ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders, subject to applicable limitations imposed under federal securities laws and restrictions resulting from sanctions imposed by foreign countries on Russia and Russia-based securities, as well as related reactive capital control measures adopted by Russia.

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

In the future, we may also issue additional ordinary shares, ADSs or debt securities with conversion rights if we need to raise capital in connection with a capital raise or acquisition. The amount of ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of the then-outstanding ordinary shares. An issuance of additional ordinary shares, ADSs or debt securities with conversion rights could potentially reduce the market price of the ADSs. In addition, if we raise additional funds through the sale of equity securities, these transactions may dilute the value of the outstanding ADSs. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs, which may be challenging in the current environment and may dilute the value of the outstanding ADSs or prevent us from growing our business.”

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

In particular, investors should be aware that there is uncertainty as to whether the Russian courts would recognize and enforce judgments of the U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Russian courts against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. There is no treaty between the United States and the Republic of Cyprus, or between the United States and Russia, providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court. In addition, there are doubts as to whether a Cypriot court would impose civil liability on us, our directors and officers in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Cyprus against us or such directors and officers, respectively. The current geopolitical environment surrounding Russia will likely heighten these challenges.

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

The ADSs, each representing one ordinary share, have been listed on Nasdaq and MOEX since November 24, 2020 under the symbol “OZON.” Trading of the Ozon’s ADSs on the NASDAQ was suspended by the NASDAQ on February 28, 2022, and remains suspended. NASDAQ’s suspension can only be removed at NASDAQ’s discretion. Further, on March 15, 2023, the Listing Qualifications Staff of Nasdaq (the “Staff”) notified us that it had determined that our securities would be delisted from The Nasdaq Stock Market as of March 24, 2023, unless Ozon appeals the Staff’s determination. On March 21, 2023, Ozon submitted a request for a hearing to appeal such determination. Under the Nasdaq Listing Rules, a hearing will be held, to the extent practicable, within 45 days of such request, and the delisting of the ADRs will be stayed pending the issuance of a written decision of the hearings panel. Even if such appeal is successful and Ozon’s securities are not formally delisted, there can be no guarantee if or when the trading halt may be lifted and trading might ultimately resume. If such appeal is not successful, Ozon may pursue the further appeals available under the Nasdaq Listing Rules. See Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.”

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

For a description of our principal expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Capital Expenditures

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for description of our capital expenditures.

B. Business Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market, according to INFOLine, as well as the most recognized e-commerce brand in Russia, according to BrandScience. In the year ended December 31, 2022, our platform served approximately 35.2 million active buyers and approximately 232 thousand active sellers. Our mission is to transform the Russian consumer economy by offering the widest selection of products, exceptional value and maximum online shopping convenience among Russian e-commerce companies, while empowering partners to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure and our cutting-edge technology and strong culture of innovation.

We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 76% of our GMV incl. services and 38% of our revenue in the year ended December 31, 2022. We also sell products directly to our buyers through our Direct Sales business, which represented 19% of our GMV incl. services and 49% of our revenue in the year ended December 31, 2022.

As of December 31, 2022, our platform served 35.2 million active buyers, compared to 25.6 million active buyers as of December 31, 2021.

We have achieved faster growth, in terms of GMV incl. services, than the growth of the Russian e-commerce market, which grew by 37% in the year ended December 31, 2022, according to INFOLine, as compared to the same period in 2021. We achieved GMV incl. services growth of 86% in the year ended December 31, 2022.

Due to significant investments in our growth, we reported a loss of ₽58.2 billion in the year ended December 31, 2022, compared to a loss of ₽56.8 billion and a loss of ₽22.3 billion in the years ended December 31, 2021 and 2020, respectively.

Our nationwide logistics infrastructure facilitates the fulfillment and delivery of parcels purchased on our Marketplace and our Direct Sales businesses in an efficient and reliable way. In the year ended December 31, 2022, we significantly expanded our warehouse infrastructure, consisting of fulfillment and sorting centers and our dark store network. In the year ended December 31, 2022, our operations utilized approximately 1.4 million square meters of warehouse capacity, compared to our warehouse capacity of 1 million square meters in the year ended December 31, 2021.

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

We believe that developing complementary products and services will help us to grow our core business and our market share. We have developed and successfully launched adjacent verticals, such as our Fintech services (see Item 4.B “Information on the Company—Business Overview—Our Business Operations—Financial Services Offerings”) and Ozon fresh, our expedited parcel delivery service for select products offered on our platform (see Item 4.B “Information on the Company—Business Overview—Our Business Operations—Ozon fresh”), as well as advertising and logistics services for sellers.

Our Business Operations

Marketplace

The OZON Marketplace is our core business, which enables thousands of sellers to offer a wide assortment of products to our buyers. We launched our Marketplace in September 2018, and it has since grown to account for 76% of our total GMV incl. services in the year ended December 31, 2022, while our Direct Sales business accounted for 19% of our total GMV incl. services in the year ended December 31, 2022. We offer sellers three logistics models, the fulfillment-by-Ozon (“FBO”) model, the fulfillment-by-seller (“FBS”) model and the Storefront model, to use individually or together, when selling their products on our Marketplace. Through these three models, our sellers are able to leverage our nationwide fulfillment and delivery infrastructure according to their business needs. Our FBO model is an attractive option for sellers who do not have their own storage facilities or are unable to fulfill orders by themselves. Our FBS model, in contrast, is suitable for sellers who do not want to supply, or would not benefit from supplying, inventory to our fulfillment centers, such as sellers who sell their products on several marketplaces simultaneously and do not want to commit their inventory to a single marketplace or sellers who sell heavy and bulky products, such as furniture. Our Storefront model allows sellers to use their own fulfillment and delivery capacities to deliver goods directly to customers, bypassing our fulfillment and delivery infrastructure altogether. Under all three models, we collect payments for each order made by our buyers and make aggregate payments, net of our marketplace commissions, to our sellers on a twice-monthly basis. Our Marketplace commission consists of a referral fee, which is a percentage of the total sales price of the product and, where applicable, other fees, such as delivery or storage fees collected from sellers. Our marketplace commissions increased to ₽106.4 billion in the year ended December 31, 2022 from ₽44.3 billion and ₽16.5 billion in the years ended December 31, 2021 and 2020, respectively.

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

Assortment and Pricing Strategy

We currently offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our buyers’ shopping needs. As of December 31, 2022, we offered approximately 170 million SKUs on our platform. While we do not control the price of the products offered by our sellers through our Marketplace, this pricing data is shared with our sellers to enable them to price their products competitively. Our provision of “price indices” to our sellers, together with the high volume and large variety of products offered on our platform, naturally fosters a competitive environment that ensures that our buyers are able to purchase goods at competitive prices on our platform.

Delivery

We offer our buyers a comprehensive selection of delivery options, including delivery by courier, collection from our offline network of pick-up points and parcel lockers and delivery by Russian Post and other third-party delivery service providers. While maintaining a broad range of delivery options and increasing the proportion of buyers served by same-day and next-day deliveries, we have developed an expedited delivery service which delivers orders to buyers within one hour (see Item 4.B “Information on the Company—Business Overview—Ozon fresh”). In the year ended December 31, 2022, we delivered approximately 465.4 million orders, an increase from approximately 223.3 million orders in the year ended December 31, 2021, and an increase from approximately 73.9 million orders in the year ended December 31, 2020. Generally, the delivery fee charged to a buyer depends on the delivery method and the shipping destination. We offer our buyers a variety of free delivery options to our OZON-branded pick-up points or parcel lockers. In the year ended December 31, 2022, our revenue from our delivery services increased to ₽6.3 billion from ₽2.8 billion in the same period in 2021, an increase of 129%.

Ozon fresh

As of December 31, 2022, Ozon fresh offered a select assortment of SKUs, with delivery to our buyers within one hour of their orders being placed. We are also offering a range of FMCG products, such as coffee, snacks and other foods under our own private label, along with our ready-to-eat meals. Products offered through Ozon fresh are stored and fulfilled in our dark stores and exclusively delivered by couriers. We also leverage our dark store network to offer expedited delivery of a selection of our most frequently purchased products across a variety of product categories offered on our platform.

We launched the first pilot of Ozon fresh in Moscow in 2020 which was met with strong buyer demand. Following our successful launch in Moscow, we launched Ozon fresh in Saint Petersburg, Tver, Krasnodar, Rostov-on-Don, Kazan, Sochi, Volgograd and Naberezhnye Chelny with the goal of making our under-one-hour delivery services available to millions of consumers in these regions.

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

Buyers may also benefit from our Fintech offerings, such as OZON.Card (our OZON-branded debit card) and OZON.Installment (our buyer-facing lending option). OZON.Card users enjoy discount prices for a wide range of product mix on our Marketplace. OZON.Installment is our service that allows buyers to purchase products on a deferred basis and pay for them in installments. We believe these offerings will increase buyer loyalty and order frequency. Our B2C Fintech offerings also allow us to reduce our payment processing costs. If a product purchased on our platform is paid for with a debit or credit card, we will have to pay the relevant bank a processing fee to process the payment. This fee is significantly lower or does not arise if the buyer pays for the products through one of our B2C Fintech offerings.

Our B2B offering includes our “Flexible Payment Plan” solution that enables our sellers to make payments according to a payment schedule that suits their individual business needs. We believe that our “Flexible Payment Plan” helps our sellers manage their working capital and increase their sales on our Marketplace. In 2022 we introduced our new “Money Before Sales” offering for sellers working under the FBO model, which allows our sellers to access money even before the merchandise is sold on our platform. The offering covers a select assortment of goods where we see predictable buyer purchasing trend based on our internally developed AI-enabled systems.

A pre-approved list of sellers may opt to be scored by us or our financial partners based on metrics such as their revenue and inventory stored in our fulfillment centers, who may offer loans to these sellers directly on bespoke terms. We believe our B2B Fintech offering is designed to enhance seller retention by providing capital financing opportunities to support the growth of their businesses on our platform. In the year ended December 31, 2022, our financial services revenue was ₽1.1 billion.

Advertising

In March 2019, we launched an advertising platform for sellers to promote their products on promotional shelves and advertising banners on our platform. In the year ended December 31, 2022, our advertising revenue increased to ₽26.3 billion from ₽9.3 billion in the year ended December 31, 2021 and from ₽4.0 billion in the year ended December 31, 2020. We aim to grow our advertising revenue and expand our advertising services as this does not require us to incur any incremental variable costs or capital expenditure. We also receive advertising revenue from suppliers of products we sell under our Direct Sales model. Under bespoke arrangements with these suppliers, the relevant suppliers pay the fees for marketing activities, such as television marketing campaigns and promotional offers of their products on our platform.

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

Once our buyers have selected all the products they intend to purchase and drop them into the buyer’s digital “shopping cart,” they will proceed to select the delivery method at the checkout page. Buyers can pay for their purchases by debit or credit card, mobile payment and digital wallet services. Buyers may also benefit from our Fintech offerings, such as OZON.Card (our OZON-branded debit card) and OZON.Installment (our buyer-facing lending option).

Enhancing buyer loyalty

In April 2019, we launched OZON.Card issued by partner bank, our OZON-branded debit card that offers cardholders a suite of benefits. In July 2022, we relaunched OZON.Card based on MIR payment system issued by our own Bank. Purchases on Ozon marketplace with the OZON.Card provide special discounts on a wide products mix for all cardholders. Transactions outside of marketplace give the cardholder cashback of 1% for all purchases and up to 10% for specific product categories of the value amount.

We believe that these reward programs incentivize holders of OZON.Card to increase the frequency of their purchases for both on-platform and off-platform purchases. In the three months ended December 31, 2022, OZON.Card was the most popular payment method on the Ozon platform.

Seller Experience

As one of the leading multi-category e-commerce companies in Russia, with a large and growing buyer base of approximately 35.2 million active buyers as of December 31, 2022, we believe that our platform presents an opportunity for businesses of all sizes and maturities across Russia to achieve greater online commercial success. Both businesses and entrepreneurs can become sellers on our platform, provided that they meet our onboarding criteria. Becoming a seller on our platform is designed to be as straightforward as possible, without compromise on the thoroughness of our security and KYC checks. Once a prospective seller has cleared our KYC checks, the prospective seller’s account will be activated and it may start listing its products on our platform. Our engagement with our sellers, subject to our standard terms and conditions of the engagement, is for an indefinite period of time. We may unilaterally suspend a seller’s account under certain circumstances, including where the seller’s service quality has fallen to a level that we determine warrants such suspension, the seller is in default of its payment obligations to us, the seller’s product listings are misleading or inaccurate, the seller infringed the intellectual property rights of a third party or sells counterfeit products.

Sellers across Russia can sell their goods on our platform for as long as they are able to procure the delivery of their products to one of our fulfillment centers (under the FBO model), fulfill and deliver parcels to our sorting hubs while OZON handles last-mile deliveries (under our FBS model) or fulfill and deliver parcels to customers directly (under our Storefront model).

Our OZON.Seller interface with our constantly evolving Seller App has been designed to be user friendly and gives sellers access to a broad set of advanced tools for inventory management, assortment management, product pricing and marketing, including downloadable analytical and financial performance reports on their sales and expenses, such as storage, returns or fulfillment costs. We also offer our sellers a suite of promotional and profit management tools, including the ability to tailor discount packages or marketing campaigns towards specific group of buyers, access to marketing impact analytics and the ability to participate in promotional activities.

Fulfillment and Logistics Infrastructure

Ozon logistics infrastructure serves two core functions, fulfillment and delivery for both our Marketplace business and our Direct sales business. The fulfillment process involves the acceptance, storage, consolidation and packaging of ordered products into parcels at our fulfillment centers. We mostly lease fulfillment centers from third-party contractors, who build fulfillment centers to our specifications to suit our business operations and bear the construction costs. We also own several fulfillment centers. Our fulfillment centers are equipped with our proprietary warehouse management system. Our warehouse management system enables the automation of the processes at our fulfillment centers, such as the acceptance, placement, selection, consolidation, sorting and packaging of products, and the tracking of each product during each stage of the fulfillment process. For further information on our fulfillment and logistics infrastructure, please refer to Item 4.D “Information on the Company—Property, Plants and Equipment.”

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

See Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Privacy and Data Protection Regulation” for more information.

International Operations

Ozon Global

Since 2019 our cross border business Ozon Global has enabled international sellers to offer goods to our customers. As of December 31, 2022 approximately 16 thousand international sellers from 45 countries, including China, Turkey, India, South Korea, Israel, Thailand, operated on our platform. In 2022 we continued to expand our global operations and launched Ozon Partner Delivery for goods from Turkey and China, and our Marketplace introduced direct sales of popular clothing and footwear brands by merchants through the Ozon Global platform. In October 2022, we established a sales office in Turkey to attract further local sellers, further expand our product assortment and improve delivery time.

Operations in EEU countries

We believe that our buyer and seller value propositions will be attractive to consumers and merchants in other EEU countries. Our international expansion allows us to further expand the total addressable market beyond Russia and capture the opportunity in additional underpenetrated e-commerce markets. We launched our operations in Belarus and Kazakhstan in 2021. Our customers in Belarus and Kazakhstan can order products on our platform and collect their parcels from one of numerous “Belpochta” offices (post offices) across Belarus and “Kazpochta” offices (post offices) across Kazakhstan. We also aim to onboard Belarussian and Kazakh merchants to our platform, which will provide Russian consumers an even greater assortment of products while providing Belarussian and Kazakh businesses, from SMEs and large brands, greater access to the Russian consumer market.

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

Litres

We hold a 42.27% interest in Litres, the leader in the licensed digital books market in Russia and the CIS countries. We believe that Litres has demonstrated a high level of growth and profitability. In the year ended December 31, 2022, Litres had revenue of ₽7.3 billion, an 8% increase from ₽6.7 billion in the year ended December 31, 2021 and 43% from ₽5.1 billion in the year ended December 31, 2020. Litres had a net income margin (which we define as

Litres’ total comprehensive income as a percentage of Litres’ revenue) of 10% in the year ended December 31, 2022, compared to 8% in the year ended December 31, 2021 and 5% in the year ended December 31, 2020. Litres has a diversified offering of digital books products. Litres sells digital books and audiobooks through “pay-per-download” sales on the Litres website and mobile apps (that are compatible with both iOS and Android) or through paid subscriptions on its Mybook and “Zvuki slov” websites and mobile apps (that are compatible with both iOS and Android). Litres also serves as a self-publishing platform for authors through its Litres.Selfpub service.

OZON.Travel

OZON.Travel is one of the leading online travel agencies in Russia that offers a one-stop platform for flight and railway ticket bookings and hotel reservations for both B2C and B2B clients. OZON.Travel also offers B2B services to small and medium-sized enterprises by providing them a high-quality mobile app, flexible payment options and seamless electronic document reconciliation, reports and transactions. As of December 31, 2022, OZON.Travel was fully integrated with Ozon.ru, the main e-commerce platform business, which enables us to promote OZON.Travel to our large buyer base. In the year ended December 31, 2022, OZON.Travel had revenue of ₽0.7 billion, a 70% increase from ₽0.4 billion in the year ended December 31, 2021.

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Black Friday sales in November. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to “Quarterly Data” and “Other Factors” in Item 5. “Operating and Financial Review and Prospects.”

Licenses

Please refer to Item 5.C. “Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.” for description of the licenses currently held by our group companies.

Regulatory Environment

Intellectual Property Regulation

Our intellectual property rights to trademarks and other types of intellectual property enjoy protection under Russian law and international conventions. The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. The software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain physical form. In addition, we obtain exclusive rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to the provisions of the Civil Code, we are deemed to have acquired exclusive rights to copyright objects created by our employees during the course of their employment with us and within the scope of their job functions.

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

Registration of a trademark in Russia by Rospatent is valid for 10 years after the filing (extendable for additional 10 year rolling terms). The same term applies to international registration under the Madrid Agreement. Registration only protects the classes of goods or services subject of the registration. In the absence of registration, the trademark is not protected against unauthorized use by a third party.

The Civil Code recognizes a concept of a well-known trademark, i.e., a mark which, as a result of its widespread use, has become well known in association with certain goods among Russian consumers. Well-known trademarks enjoy more legal benefits than ordinary trademarks, including broader coverage (i.e. an exclusive right of the trademark owner to use it with classes of goods for which the trademark was not registered, provided the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect its legitimate interests) and an unlimited registration period. One of our trademarks is registered as a well-known trademark in Russia.

We note, however, that the Russian legal system is still evolving and courts do not have a reputation for protecting intellectual property rights as vigorously as jurisdictions such as the United States. As a result, we may face a higher risk of intellectual property infringement compared to companies operating in certain other jurisdictions. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—If we fail to adequately protect our intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.”

Advertising Regulation

We advertise our product offerings to our buyers and also offer advertising services to our sellers and third parties. Advertising is a highly regulated activity in Russia, principally by the Law on Advertising dated March 13, 2006 (as amended, the “Advertising Law”).

The Advertising Law prohibits various types of advertisements (including, among others, those which may induce criminal, violent or cruel behavior, those which use pornographic or indecent materials and those which are misleading), as well as advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

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

The Advertising Law, as well as the Competition Law, restrict unfair competition in terms of information flow such as the dissemination of false, inaccurate, or distorted information, misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a product or incorrect comparison of one product with those sold or manufactured by others.

Pursuant to the Advertising Law, any email advertising is subject to preliminary consent of a recipient. The Advertising Law does not specifically regulate display advertising, such as pop-up ads appearing on third-party websites, which may potentially be qualified as “telecom” advertising, being subject to a recipient’s consent pursuant to the Advertising Law.

Violation of the Advertising Law can lead to civil actions or administrative penalties imposed by the FAS.

The application of the Advertising Law and related legislation to parties that merely facilitate or distribute advertisements (as opposed to marketing or selling the relevant product or service) can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If they do not comply with these requirements, and the Advertising Law is interpreted to apply to us in these circumstances, or if our advertising serving system fail to include the necessary disclaimers, we may be exposed to administrative fines or other sanctions.

In 2021, amendments that require major internet and e-commerce companies, including ourselves, to allocate 5% of website advertising capacities to social advertisements were adopted. Further amendments are expected regarding the share of website commercial capacities (not only advertising) allocated to social advertisements.

Since September 2022, advertisers, advertising distributors and advertising system operators, including ourselves, are required to submit information about advertisements to the Unified Online Advertising Register, maintained by Roskomnadzor. Currently no special liability provisions have been introduced in the Code on Administrative Offences in connection with these new requirements, however we expect that further amendments will be adopted soon. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russia—We may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue.”

Privacy and Data Protection Regulation

As we collect, store and otherwise handle personal data of our buyers, sellers and employees, we are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The Personal Data Law, among other things, requires that any processing of personal data of an individual (including collection, recording, systematization, accumulation, storage, use, transfer, blocking, deleting and destroying) is generally subject to such individual’s preliminary consent (which must, from an evidential perspective, sufficiently attest to the fact that it has been obtained but, in most cases, not necessarily be in writing). However, in a number of cases the consent must be in writing (and signed by holographic or electronic signature), including for special sensitive categories of personal data and biometric personal data and the reporting or transferring of an employee’s personal data to a third party.

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

The Personal Data Law requires personal data operators to conduct certain types of personal data processing (“restricted processing actions”, including recording, systematization, accumulation, storage, clarification (updating, modification), extraction or downloading) with respect to Russian citizens exclusively with the use of Russian databases. According to Roskomnadzor guidance, the parallel input of gathered personal data into a Russian information system and a foreign-based system is prohibited. These data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only. Failure to comply with data processing requirements, including the localization requirement, may result in a court decision blocking our website and our inclusion in a special register for infringers of personal data processing requirements, as well as imposition of an administrative fine.

We are required to comply with Russian legislation on information security and data protection, including the Law on Information, Information Technologies and Information Protection dated July 27, 2006 (as amended), the Law on Trade Secrets dated July 29, 2004 (as amended), and applicable CBR regulations concerning financial transactions of our banking subsidiaries.

The Russian legal framework governing data protection continues to develop, and therefore, there may be uncertainties as to the application or interpretation of these laws. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Russia—The ongoing development of the Russian legal system and Russian legislation, including the legal framework governing e-commerce, data protection and related internet services, creates an uncertain environment for investment, business activity and our operations.”

Antimonopoly Regulation

Our Russian subsidiaries are subject to Russian antimonopoly regulation. Also, the Competition Law has extraterritorial application to transactions and actions which are performed outside of Russia but lead, or may lead, to the restriction of competition in Russia. The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, prevention of cartels and other anti-competitive agreements or practices and counteracting unfair competition. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that violate or may violate competition. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and the new entities established as result of such a mandatory reorganization cannot form a group of companies.

We currently consider that we do not occupy a dominant position in any of the commodity markets. At the same time, we cannot rule out that the FAS could view the product boundaries of a commodity market differently.

In February 2022, the FAS and leading Russian IT, internet and e-commerce companies, including ourselves, signed guidance introduced by the FAS on the basic principles of interaction between participants of digital markets, which provides for, among other things, reasonable transparency of digital platforms, neutrality towards other market participants, including competitors, and safeguards for the platform users’ rights.

Consumer Protection and Commerce Regulation

As the majority of our buyers are individuals, we are subject to Russian laws and regulations regarding consumer protection and trade regulation, including:

•

Law on Essentials of State Regulation of Commerce in the Russian Federation dated December 28, 2009 (as amended) which establishes the general legal framework for regulation of wholesale and retail activities carried out in Russia. Among other matters, it contains antimonopoly provisions and regulation of supply contracts with respect to food products, introduces a system of trade registers and requires the application of identification marks (the so-called “Fair Mark”) to certain product categories for the purposes of product monitoring and counterfeit combat.

•

Law on Technical Regulation dated December 27, 2002 (as amended) which establishes a general legal framework for the application of product requirements and the assessment of product conformity. There are also particular technical regulations that provide for detailed requirements in respect of product categories.

•

Sanitary and Epidemiological Rules and Regulations approved by the Russian Chief Sanitary Officer which establish requirements regarding supporting documents, raw materials and components to be used in baby food products, as well as package and chemical compound requirements.

•

Law on Quality and Safety of Food Products dated January 2, 2000 (as amended) which establishes a general framework for ensuring the quality and safety of food products, including requirements regarding their packaging, storage, transportation, sale and disposal.

•

Law on Protection of Consumer Rights dated February 7, 1992 (as amended) which establishes a general legal framework for regulation of the relationship between sellers, manufacturers and service providers, on the one hand, and buyers, on the other hand, in the course of the sale of goods, performance of works or rendering of services. It prohibits contractual terms limiting consumer rights and contains certain minimum standards as well as information rights for consumers.

•

Regulation of the Russian Government dated December 31, 2020, approving, among others, rules of the distant retail sale of products, which establishes a general framework between sellers and buyers in respect of distant sale of products. Among other matters, this provides for conditions of entering into contract of distant sale, specific rights of buyers, such as rejection and return of certain products, as well as certain minimum standards.

If we expand the categories of products we are offering (for example, alcoholic beverages), we will need to follow the effective rules of the sale of such products.

On May 16, 2020, the Russian Government adopted the procedure for the issuance of permits on distant sale of pharmaceuticals. In order to be eligible for such a permit from Roszdravnadzor, a company must have had a pharmaceutical license for at least one year; places for the storage of orders meeting certain requirements; a website or mobile app; its own or third-party courier service with cold chain capabilities; and an electronic or mobile payment system to pay for goods at the place of service.

We hold a license for pharmaceutical activities for medical use, permit for online sale of medicines and license for pharmaceutical activities for veterinary use.

Regulation of the Sale and Lease of Real Estate

The majority of the premises we use are leased (for example, the office of our key operating subsidiary, Internet Solutions LLC, and most of our fulfillment centers). From time to time, we may also manage real estate in accordance with our asset-light strategy. Under the Civil Code, agreements relating to sale or lease of real estate must expressly set out the details of the real estate and the purchase price or lease rate. Registration is required for real estate transfer agreements and lease agreements (other than short-term leases for less than one year). Subject to certain requirements, unregistered lease agreements are binding on the parties, but not against third parties. As a general rule, the tenant has a pre-emptive right to renew a lease upon its expiry on the terms and conditions to be agreed by the parties. Lease agreements may only be unilaterally terminated in limited prescribed situations (through a court procedure) or pursuant to the lease terms.

Employment Regulation

We have employees working in our fulfillment centers, delivery infrastructure operations and research labs and corporate offices. Employment matters in Russia are governed mainly by the Labor Code and numerous implementing enactments, which are enforced by the Russian courts and the Federal Service on Labor and Employment. The Labor Code sets out minimum rights of employees and requires a written employment agreement to be in place that must, as a general rule, be for an indefinite term. Unilateral early termination of employment agreements by an employer is possible only for certain grounds and subject to specified remedies for the employee, except in the case of termination for cause.

In 2018, the law on the special tax regime for the “self-employed” was adopted in several constituent entities of Russia (and extended to all of Russia from July 1, 2020). For the purposes of this law, a self-employed person is an individual conducting income-generating activities while not having an employer, not engaging employees and not benefiting from property income. The income tax rate for the self-employed varies from 4% to 6%, as opposed to the standard 13% applicable income tax rate.

One of our key Russian operating subsidiaries contracts with some individuals who are registered as self-employed and individual entrepreneurs (for example, couriers that help with our fulfillment and logistics). As such, based on current legislation, we do not consider these individuals to be members of our staff, and we are not obliged to pay or withhold any taxes or social contributions when making payments to them. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business or Industry—Our business may be adversely affected if counterparties that we contract with who are registered as individual entrepreneurs or self-employed persons, which includes couriers, are classified as our employees.”

Customs Regulation

The Eurasian Economic Commission has the authority to establish customs duties. Personal use products sent to Russia through international mail or delivered by carriers are free from these duties if their price does not exceed a specified threshold. Since 2019, this threshold has fluctuated from €200 to €1,000 per mailing pack. Since 1 April 2023, the current threshold has been €200 per mailing pack weighting below 31 kg. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Our Business and Industry—An increase in the share of international e-commerce companies in the Russian market or changes in measures aimed at restricting international e-commerce may adversely affect our business and results of operations.”

Banking Regulation

Ozon Bank (ex-Ecom Bank), our subsidiary, operates as credit organization in Russia and is therefore subject to various banking laws and regulations. The Russian Law “On Banks and Banking Activities” dated December 2, 1990 (as amended, the “Banking Law”) is the principal law regulating the Russian banking sector. Among other things, it establishes the framework for the registration and licensing of credit organizations and the regulation of banking activity by the CBR.

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

In April 2023, Ozon Bank and Ecom Bank completed a reorganization by way of accession of Ozon Bank to Ecom Bank. Ozon Bank was a holder of a basic banking license. Ecom Bank, the surviving entity in the reorganization, was renamed Ozon Bank and is a holder of a general banking license. The basic banking license was annulled by the CBR.

Licensing

A license must be obtained from the CBR to engage in banking activities as defined in the Banking Law. Applicants must be incorporated within Russia and registered with the CBR as a credit organization, and submit, among other things, a feasibility report and detailed information on the suitability of the applicant’s management team.

The CBR must revoke a bank’s license if, among other things:

•	its capital adequacy ratio falls below 2%;

•	its regulatory capital is less than its minimal charter capital as set by the CBR;

•	the bank fails to adjust its charter capital to its regulatory capital according to CBR requirements within 45 days of CBR notification;

•

the bank fails to satisfy the claims of its creditors or make mandatory payments (for example, taxes and duties) amounting to an aggregate minimum of ₽100 thousand within 14 days of such amounts falling due; or

•	the amount of the bank’s regulatory capital is less than a certain statutory threshold during a certain defined period of time.

The CBR may also revoke a bank’s license on other grounds, including for failure to provide accurate information or engaging in activities which do not comply with Russian banking, insider trading or anti-money laundering regulations.

Charter Capital Requirements

Under the Banking Law:

•	the minimum charter capital for newly-established banks in Russia holding general license is ₽1 billion; and

•	the minimum regulatory capital for banks holding general license is ₽1 billion.

Ozon Bank (ex-Ecom Bank) is compliant with the above capital requirements.

Reporting Requirements

Russian banks must regularly submit balance sheets to the CBR, together with financial statements showing their actual respective financial positions. They must also inform the CBR in respect of providing large loans, guarantees and sureties (exceeding 5% of a bank’s capital in respect of a single client). The CBR may at any time carry out full or selective checks of a bank’s submissions and may inspect all books and records of the bank. In addition, annual audits must be carried out by an audit company that is a member of a self-regulatory organization of auditors. All credit organizations in Russia are required to prepare financial statements according to Russian Accounting Standards, while credit institutions holding a general license are also required to prepare financial statements according to IFRS. Banks must also regularly file reports on their activities with the CBR in the prescribed form.

Mandatory Reserve Deposit Requirements

To cover loan losses and currency, interest and financial risks, the CBR requires banks to form mandatory reserve deposits and keep them in designated non-interest-bearing accounts with the CBR or to maintain an average amount of mandatory reserves on the banks’ correspondent accounts with the CBR.

From April 1, 2023, mandatory reserves applicable to credit organizations holding general banking license are:

•	4% in respect of each of the following categories of obligations in rubles: (i) obligations to foreign legal entities, (ii) obligations to individuals and (iii) other types of obligations;

•

7.5% in respect of each of the following categories of obligations in foreign currency of “hostile” states (including USD): (i) obligations to foreign legal entities, (ii) obligations to individuals and (iii) other types of obligations; and

•

5.5% in respect of each of the following categories of obligations in foreign currency of “non-hostile” states: (i) obligations to foreign legal entities, (ii) obligations to individuals and (iii) other types of obligations.

The CBR and its regional units have the right to conduct unscheduled audits of credit organizations to monitor their compliance with the reserve rules, with fines and direct debits applicable for contraventions.

Capital Control and Protection Measures Related to the Geopolitical Crisis Surrounding Ukraine

In response to the sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine, Russia identified various states, including the United States, all European Union member states and the United Kingdom (including the British Crown Dependencies and British Overseas Territories), as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability in Russia.

In response, various decrees have been introduced in Russia, including, among others:

•

Decree No. 79 of the Russian President dated February 28, 2022 which introduced a mandatory sale of foreign currency proceeds by Russian residents participating in foreign economic activity within the amounts determined by the Russian Government Commission for the Control of Foreign Investments (the “Government Commission”) (currently set at 0%) and within the time periods determined by the CBR. This decree also banned foreign currency loans to non-Russian residents and certain foreign currency transfers abroad without a permit.

•

Decree No. 81 of the Russian President dated March 1, 2022 which established the Government Commission’s approval regime for transactions between persons from “hostile” states and Russian residents (and Russian entities controlled by persons from “hostile” states, for example Ozon) with respect to securities and real estate.

•

Decree No. 95 of the Russian President dated March 5, 2022 which established a special procedure for the servicing and repayment of debt exceeding ₽10 million per month to foreign creditors from “hostile” states (including a requirement to use a special ruble type “C” account materially restricting operations from such account), unless a permit from the CBR or the Russian Ministry of Finance is granted.

•

Decree No. 126 of the Russian President dated March 18, 2022 which requires Russian residents to obtain a permit from the CBR for certain types of capital injections to non-Russian residents, subject to certain exceptions, including for capital contributions in rubles or currencies of “non-hostile” states or in the amounts not exceeding ₽15 million in currencies of “hostile” states. This decree also established limitations on the amount of prepayments and advance payments made by Russian residents to non-Russian residents under certain types of contracts as set out by the CBR (currently set at 0%).

•	Decree No. 254 of the Russian President dated May 4, 2022 which imposed restrictions on distribution of profits by Russian limited liability companies to persons from “hostile” states.

•

Decree No. 520 of the Russian President dated August 5, 2022 which set out further prohibitions and restrictions on transactions which directly or indirectly affect control over credit institutions included on the list (both Ozon Bank and Ecom Bank are included on this list).

•	Decree No. 618 of the Russian President dated September 8, 2022 which introduced restrictions on investors’ ability to restructure holdings in or exit Russian limited liability companies.

•

Decree No. 737 of the Russian President dated October 15, 2022 which introduced additional restrictions on transactions with share capital of Russian credit institutions with persons from “hostile” states.

See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” for more detail.

Operations in other jurisdictions

In addition to Russia, we have operations in other jurisdictions (including Kazakhstan and Belarus) which we do not consider material in the context of our Group and business. These operations are subject to the laws and regulations applicable in such jurisdictions. To the extent we expand into new jurisdictions, we will also be subject to the laws and regulations applicable in those new jurisdictions.

C. Organizational Structure

We are an entity incorporated in Cyprus and are acting as a holding company for all of our operating subsidiaries. On October 22, 2020, Ozon Holdings Limited was converted from a private limited liability company incorporated in Cyprus into a public limited company incorporated in Cyprus, and our name changed pursuant to a special resolution at a general meeting of our shareholders to Ozon Holdings PLC. Our key operating subsidiary is Internet Solutions LLC, registered in Russia and wholly-owned by the Group.

D. Property, Plants and Equipment

We lease and operate a network of fulfillment centers with a total building footprint of approximately 712,000 square meters. Our fulfillment centers are located in Moscow, Tver, Saint Petersburg, Kaliningrad, Kazan, Yekaterinburg, Rostov-on-Don, Novosibirsk, Voronezh, Novorossiysk, Nizhniy Novgorod, Chapayevsk and Khabarovsk. We also have fulfillment centers in Kazakhstan and Belarus.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled Item 3.A. “Key Information—Selected Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and is affected by numerous risks and uncertainties, including those described in Item 3.D. “Key Information—Risk Factors” of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.

A. Operating Results

Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market, according to INFOLine. We connect and facilitate transactions between buyers and sellers on our Marketplace, where the respective GMV represented 76% of our GMV incl. services and the respective commissions represented 38% of our total revenue in the year ended December 31, 2022. We also sell products directly to our buyers through our Direct Sales business, which represented 19% of our GMV incl. services and 49% of our total revenue in the year ended December 31, 2022. We have approximately 170 million SKUs, as of December 31, 2022, spanning multiple categories, including electronics, home and decor, children’s goods, FMCG, fresh food and car parts, at competitive prices and with a wide range of delivery options.

In the year ended December 31, 2022, our platform served approximately 35.2 million active buyers who placed an average of 13.2 orders per buyer during that year, an increase from approximately 25.6 million active buyers who placed an average of 8.7 orders per buyer in the year ended December 31, 2021. For the year ended December 31, 2022, our GMV incl. services increased by 86% to ₽832.2 billion from ₽448.3 billion in the year ended December 31, 2021, and for the year ended December 31, 2021, our GMV incl. services increased by approximately 127% to ₽448.3 billion from ₽197.4 billion in the year ended December 31, 2020.

Due to the significant expenses required to finance our growth as well as, for the year ended December 31, 2022, one-off expenses related to the convertible bonds and a fire incident, we incurred a loss of ₽58.2 billion, ₽56.8 billion and ₽22.3 billion in the years ended December 31, 2022, 2021 and 2020, respectively. See Item 5.A “Operating and Financial Review and Prospectus—Operating Results—Comparison of the Results of Operations for the Years Ended December 31, 2022, December 31, 2021 and December 31, 2020—Loss on convertible bonds and Operations – Loss related to the fire incident”.

Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis relating to Ukraine, as well as further regulatory measures taken by the Russian Government in response, have had a significant, and in many cases, unprecedented, impact on companies operating in Russia. These actions have impacted our business and may continue to do so going forward. For more details, see Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis relating to Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.”

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are driven by our success in attracting and retaining buyers to our platform and increasing the frequency of the purchases they make, onboarding sellers to enlarge assortment, as well as our ability to enhance the efficiency of our operations as we continue to grow. In 2020 and 2021, our results of operations were affected by the COVID-19 pandemic and related response measures, while in 2022 our operations were affected by the ongoing geopolitical crisis relating to Ukraine. For more details, see Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry— Our business may be materially adversely affected by the COVID-19 pandemic” and “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis relating to Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs.”

Number of our buyers and sellers and the product assortment offered on our platform

The combination of our wide selection of products, competitive prices and convenient buyer shopping experience, coupled with our strong brand awareness and seller support tools and services, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in an expansion of our product catalog and increased buyer retention. We have seen significant increases in the number of active buyers on our platform in recent periods. As of December 31, 2022, we had 35.2 million active buyers, compared to 25.6 million and 13.8 million active buyers as of December 31, 2021 and 2020, respectively. We have grown significantly faster than the Russian e-commerce market, with our GMV incl. services increasing by 86% to ₽832.2 billion for the year ended December 31, 2022, from ₽448.3 billion for the year ended December 31, 2021.

We actively focus on increasing the range of features we offer to sellers to enhance the attractiveness of our Marketplace to our current and potential sellers. We have developed a number of initiatives, including the OZON.Seller platform and our Seller App, which give our sellers access to a broad set of advanced tools for stock management, assortment management, product pricing and marketing, including analytical and financial performance reports on their sales and expenses such as storage, returns or fulfillment expenses, as well as a suite of promotional and profit management tools.

In addition to our Marketplace, we also operate our Direct Sales business, where we purchase products to be sold directly to our buyers. The successful operation of our Direct Sales business depends on a number of factors, including our ability to increase the range of products sold by us directly, achieve competitive prices for such products and ensure the necessary amount of stock in our fulfillment centers for the timely delivery of products to our buyers. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may have difficulties with sourcing the products we sell through our Direct Sales business.”

In any particular period, changes in the volume and share of products sold through our Marketplace or our Direct Sales business will impact our revenue and cost of sales as sales through our Marketplace generate higher gross margins.

Loyalty and engagement of our buyers

Our financial results have benefited from greater retention and higher order frequency in recent years. Annual frequency of orders in 2022 reached 13.2, marking significant step up from 8.7 and 5.4 in 2021 and 2020 respectively. We attribute this increase to continuous enhancements in shopping experience, convenient and fast delivery, wide assortment of goods at attractive prices. We plan to continue developing our core business and adjacent verticals to improve buyer loyalty and engagement, including our Fintech solutions, Ozon fresh and OZON Premium offerings.

Efficiency of our fulfillment and delivery operations

We have built a comprehensive logistics and e-commerce fulfillment and delivery infrastructure, which we believe is one of the leading infrastructures in Russia. Our logistics and fulfillment infrastructure is structured to maximize the efficiency we achieve in fulfillment and delivery activities. We generate revenue from our fulfillment activities mainly through Marketplace commissions collected from our sellers as well as delivery charges to our buyers. We incur fulfillment expenses primarily from our network of fulfillment centers, where we store products sold by us directly and provide storage services to our sellers using the FBO model. Delivery expenses are incurred for our delivery platform which integrates our sorting centers and third party delivery channels (couriers, pick-up points and parcel lockers) into a delivery network.

Our fulfillment and delivery expenses are highly dependent on a number of factors, such as volume of orders and level of utilization for fulfillment and sorting centers, as well as for the delivery network, density of orders, delivery distance and method. Our business already started gaining efficiency and improvement in fulfillment and delivery expenses as a percentage of GMV incl. services in fulfillment infrastructure in 2022, compared to 2021 and 2020 levels as a result of normalization of operating costs at our newly launched fulfillment centers as they reach normalized levels of utilization. We also expect to see improvement in the efficiency of the delivery network following the establishment of our new fulfillment centers in a number of Russian regions to decrease the delivery distance, future growth in density of courier orders and growth in utilization pick-up points and parcel lockers over the long term.

Our ability to leverage our growing scale

We have continued to scale our business, which has positively impacted our margins. While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of GMV incl. services and revenue over time as we benefit from economies of scale and operating leverage.

Other Factors

Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Singles Day and Black Friday sales in November. We recognized 56%, 60% and 58% of our annual revenue during the second half of 2022, 2021 and 2020, respectively. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to Item 5. “Operating and Financial Review and Prospects—Quarterly Data.”

Our business is also affected by macroeconomic conditions and the political environment in Russia, where our buyers and sellers are primarily located. For example, during 2020 and 2021, our results of operations were affected by the COVID-19 pandemic and related response measures. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business may be adversely affected by the COVID-19 pandemic”. Currently, the purchase capabilities of our buyers may be significantly influenced by political and economic developments in Russia and the effects of these factors on demand for products and services. The imposed sanctions in response to the ongoing geopolitical crisis relating to Ukraine and their impact on the Russian economy, alongside the associated inflationary pressures, may also have a significant impact on our ability to achieve profitability or our other financial objectives in the timeline we anticipate. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis relating to Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value of, and trading market for, our ADSs.”

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

Ozon.ru represented over 99% of our revenue for each of the years ended December 31, 2022, 2021 and 2020. As Ozon.ru reflects the consolidated view of all operating segments, we present Ozon.ru as our only reportable segment.

Key Indicators of Financial and Operating Performance

We regularly review a number of metrics, including the following key financial and operating metrics, to evaluate our business, measure our performance and liquidity, identify trends in our business, prepare financial projections and make strategic decisions. We believe these IFRS and non-IFRS financial measures and operating measures are useful in evaluating our performance. We have not provided a discussion in this Annual Report of certain non-IFRS financial measures that we have disclosed in the past, including contribution margin and free cash flow, because we believe that the most directly comparable IFRS financial measures are sufficiently useful for evaluating our results of operations and liquidity.

	For the year ended December 31,
(₽ in millions, except as indicated)	2022	2021	2020
GMV incl. services(1)	832,240	448,260	197,414
Share of Marketplace GMV, %(2)	76.2	64.8	47.8
Total revenue	277,115	178,215	104,350
Net cash (used in)/ generated from operating activities	(18,753)	(13,626)	6,570
Loss for the year	(58,187)	(56,779)	(22,264)
Loss for the year as a percentage of GMV incl. services, %	(7.0)	(12.7)	(11.3)
Adjusted EBITDA(4)	(3,215)	(41,156)	(11,716)
Adjusted EBITDA as a percentage of GMV incl. services, %	(0.4)	(9.2)	(5.9)
Number of orders, million(5)	465.4	223.3	73.9
Number of active buyers, million(6)	35.2	25.6	13.8

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

(3)

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization, share-based compensation expense and losses related to the fire incident. Adjusted EBITDA is disclosed here and elsewhere in this Annual Report to provide investors with additional information regarding our results of operations.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this Annual Report because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses, non-operating income/(expense), and material non-recurring items. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. We believe it is useful to exclude losses related to the fire incident as these losses relate to a material non-recurring event, which is not indicative of our performance in future. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

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

•	although share-based compensation expenses are non-cash charges, we cannot assure that we will not perform a buy-back or other similar transaction which leads to a cash outflow;

•	although losses related to the fire incident are resulted from a material non-recurring event, there is no assurance that such or similar losses will not recur in the future; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(₽ in millions)	For the year ended December 31,
	2022	2021	2020
Loss for the year	(58,187)	(56,779)	(22,264)
Income tax expense	1,025	2	230
Total non-operating expense/(income)	13,013	(2,079)	4,711
Depreciation and amortization	19,770	9,880	4,963
Share-based compensation expense	10,999	7,820	644
Losses related to the fire incident	10,165	—	—

Adjusted EBITDA	(3,215)	(41,156)	(11,716)

(4)	Number of orders is the total number of orders delivered in a given period, net of returns and cancellations.
(5)	Number of active buyers is the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

Components of Our Results of Operations

GMV incl. services

GMV incl. services (gross merchandise value including revenue from services) is the key driver of our revenue, as the majority of our revenue is a function of our GMV incl. services. Our primary sources of revenue are sales of goods under our Direct Sales model and Marketplace commissions from the sale of goods by sellers on our Marketplace. From time to time, the mix of products sold through our Direct Sales and Marketplace businesses may change. These changes may impact our revenue, as we recognize gross sales of goods net of returns and cancellations as revenue for our Direct Sales business and Marketplace commissions as revenue for Marketplace sales. Accordingly, we do not measure the volume of our operations on the basis of revenue but rather on the basis of our GMV incl. services, which also includes revenues from services rendered to our sellers and buyers, such as advertising and delivery services processed through our platform. Revenues from these services correlate with the volume of goods sold on our platform.

Revenue

Sales of goods relate to transactions where we act directly as the seller of goods we purchase from our suppliers (namely, through our Direct Sales business model). We recognize revenue from sales of goods on a gross basis, net of return and cancellation allowances, when the goods are delivered to our buyers.

Service revenue includes Marketplace commissions, charges for delivery services and advertising services, financial services revenue, and travel commissions.

Marketplace commissions represent net commission fees charged to third-party sellers for selling their products through our Marketplace. Upon a sale, we charge the third-party sellers a commission fee, which consists of a base fee and variable fee component. The base fee component of the commission fee is charged based on the product category for the relevant product. The variable fee component of the commission fee is paid by the sellers based on the additional services rendered to the sellers, such as storage fees for products stored at our fulfillment centers and delivery fees. Marketplace commissions are recognized at the point of delivery of products to the buyers.

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

Financial services revenue primarily relates to interest income on financial assets of our banking and microcredit entities as well as banking commissions. Interest income is recognized on an accrual basis using the effective interest rate method. Banking commission revenue is recognized as the related transaction occurs.

Travel commissions consist of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets and hotel bookings, as applicable. Travel commission fees are recognized upon completion of the respective booking.

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

Cost of sales consists of the purchase price of consumer products, supplier rebates and subsidies, write-downs and losses of inventories, cost of travel ticketing, the costs of obtaining and supporting contracts with sellers on our Marketplace, and cost of financial service revenues, which primarily consist of interest payable on external financing attracted to finance the loan portfolios.

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

Sales and marketing expenses consist primarily of advertising costs, related employee costs, and other costs aimed at stimulating demand for our products and services, as well as costs aimed at improving loyalty of customers. We pay commissions to participants in the affiliates program when their customer referrals result in successful product sales and record such costs in sales and marketing expenses. Sales and marketing expenses are expensed as incurred.

Technology and content expenses include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design, and maintenance of our websites and mobile apps, and technology infrastructure costs. Technology and content expenses are expensed as incurred.

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including general and administrative expenses related to the operation of our Marketplace. These expenses include the payroll of accounting, finance, tax, legal and human relations functions and the costs associated with the use by these departments of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. General and administrative expenses are expensed as incurred.

Comparison of the Results of Operations for the Years Ended December 31, 2022, December 31, 2021 and December 31, 2020

The following table presents our results of operations for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
(₽ in millions)	2022	2021		2020
Revenue:
Sales of goods	135,278	120,792		81,414
Service revenue	141,837	57,423		22,936

Total revenue	277,115	178,215		104,350

Operating expenses:
Cost of sales	(121,475)	(112,548)		(72,859)
Fulfillment and delivery	(122,518)	(76,240)		(30,676)
Sales and marketing	(24,508)	(23,535	)(1)	(10,015)
Technology and content	(22,851)	(12,862	)(1)	(4,394)
General and administrative	(19,747)	(11,886	)(1)	(3,729)
Losses related to the fire incident	(10,165)	—		—

Total operating expenses	(321,264)	(237,071)		(121,673)

Operating loss	(44,149)	(58,856)		(17,323)

Loss on convertible bonds	(8,567)	—		—
Expected credit losses on financial assets	(348)	—		—
Loss on disposal of non-current assets	(824)	(33)		(35)
Interest expense	(11,860)	(5,802)		(2,115)
Interest income	2,869	1,484		311
Net gain on revaluation of financial instruments at fair value through profit or loss	726	6,341		—
Share of profit of an associate	289	197		112
Impairment of non-financial assets	(255)	—		—
Foreign currency exchange gain/(loss), net	4,963	(108)		(1,984)
Other non-operating expenses	(6)	—		(1,000)

Total non-operating (expense)/income	(13,013)	2,079		(4,711)

Loss before income tax	(57,162)	(56,777)		(22,034)
Income tax expense	(1,025)	(2)		(230)

Loss for the year	(58,187)	(56,779)		(22,264)

Other comprehensive income – items that are or may be reclassified to profit or loss (net of tax):
Exchange differences on translation of foreign operations	(67)	(3)		—

Other comprehensive income, net of tax	(67)	(3)		—

Total comprehensive income for the year	(58,254)	(56,782)		(22,264)

(1)

During 2022, we revised our presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of ₽1.2 billion from sales and marketing expenses to technology and content expenses, and ₽0.3 billion from general and administrative expenses to technology and content expenses as compared to the presentation for 2021.

GMV including services

In the year ended December 31, 2022, GMV incl. services increased to ₽832.2 billion, an increase of 86% year-on-year, compared to ₽448.3 billion in the year ended December 31, 2021. GMV incl. services in the year ended December 31, 2021, increased by 127% compared to ₽197.4 billion in the year ended December 31, 2020. The increases in GMV incl. services in the years ended December 31, 2022 and 2021 were primarily attributable to the strong growth in the number of orders, the expansion of our customer base and further growth in the order frequency of our buyers.

Revenue

The following table presents our revenue, broken down by type, for the years ended December 31, 2022, 2021 and 2020 and as a percentage of total revenue:

	For the year ended December 31,
	2022	2022	2021	2021	2020	2020
	(₽ in millions)	(% of revenue)	(₽ in millions)	(% of revenue)	(₽ in millions)	(% of revenue)
Revenue
Sales of goods	135,278	49	120,792	68	81,414	78

Service revenue	141,837	51	57,423	32	22,936	22

Marketplace commissions	106,428	38	44,345	25	16,503	16
Advertising revenue	26,268	9	9,322	5	3,965	4
Delivery services	6,287	2	2,750	2	1,761	2
Financial services	1,088	—	—	—	—	—
Travel commissions	730	—	429	—	445	—
Other revenue	1,036	—	577	—	262	—

Total revenue	277,115	100	178,215	100	104,350	100

In the year ended December 31, 2022, our total revenue was ₽277.1 billion, a 55% increase compared to ₽178.2 billion in the year ended December 31, 2021. In the year ended December 31, 2021, our revenue increased by 71% to ₽178.2 billion compared to ₽104.4 billion in the year ended December 31, 2020. In the years ended December 31, 2022 and 2021, the increases in total revenue were driven by increases in both revenue from sales of goods and service revenue. The increases in service revenues were driven primarily by increases in Marketplace commissions.

Sales of goods. Our revenue from sales of goods in the year ended December 31, 2022 was ₽135.3 billion, a 12% increase compared to ₽120.8 billion in the year ended December 31, 2021. Our sales of goods in the year ended December 31, 2021, increased by 48% to ₽120.8 billion compared to ₽81.4 billion in the year ended December 31, 2020. The increase in our revenue from sales of goods in the year ended December 31, 2022 was primarily attributable to an increase in the number of active buyers to 35.2 million as of December 31, 2022, from 25.6 million as of December 31, 2021, as well as an increase in buyer purchasing frequency to 13.2 average orders per buyer in the year ended December 31, 2022, compared to 8.7 average orders per buyer in the year ended December 31, 2021. The increase in our revenue from sales of goods in the year ended December 31, 2021 was primarily attributable to an increase in the number of active buyers to 25.6 million as of December 31, 2021, from 13.8 million as of December 31, 2020, as well as an increase in buyer purchasing frequency to 8.7 average orders per buyer in the year ended December 31, 2021, compared to 5.4 average orders per buyer in the year ended December 31, 2020.

Service revenue. In the year ended December 31, 2022, our service revenue increased by 147% to ₽141.8 billion from ₽57.4 billion in the year ended December 31, 2021, which increase was primarily attributable to a 140% increase in Marketplace commissions driven by significant growth in GMV incl. services by 86% combined with an increase in the Share of Marketplace GMV from 65% in the year ended December 31, 2021 to 76% in the year ended December 31, 2022. Also contributing to the increase in service revenue was a 182% increase in our advertising revenue, primarily due to the growth in our seller base to approximately 232 thousand active sellers in the year ended December 31, 2022 from more than 90,000 sellers in the year ended December 31, 2022 (an increase of 2.5 times year-on-year). In the year ended December 31, 2021, our service revenue increased by 150% to ₽57.4 billion compared to ₽22.9 billion in the year ended December 31, 2020, primarily attributable to the 169% increase in Marketplace commissions driven by significant growth in GMV incl. services by 127% combined with an increase in the Share of Marketplace GMV, which increased to 65% in the year ended December 31, 2021 from 48% in the year ended December 31, 2020, and a 135% increase in our advertising revenue, primarily due to the growth in our seller base to more than 90,000 active sellers in the year ended December 31, 2021 (an increase by more than 3.5 times year-on-year).

Operating Expenses

The following table presents our operating expenses, broken down by type, for the years ended December 31, 2022, 2021 and 2020 as a percentage of total operating expenses and of GMV incl. services:

	For the year ended December 31,
	2022	2022	2022	2021		2021	2021	2020	2020	2020
	(₽ in millions)	(% of operating expenses	% of GMV incl. services	(₽ in millions)		(% of operating expenses	% of GMV incl. services	(₽ in millions)	(% of operating expenses	% of GMV incl. services
Operating expenses
Cost of sales	(121,475)	38	15	(112,548)		48	25	(72,859)	60	37
Fulfillment and delivery	(122,518)	38	15	(76,240)		32	17	(30,676)	25	16
Sales and marketing	(24,508)	8	3	(23,535	)(1)	10	5	(10,015)	8	5
Technology and content	(22,851)	7	3	(12,862	)(1)	5	3	(4,394)	4	2
General and administrative	(19,747)	6	2	(11,886	)(1)	5	3	(3,729)	3	2
Losses related to the fire incident	(10,165)	3	1	—		—	—	—	—	—

Total operating expenses	(321,264)	100	39	(237,071)		100	53	(121,673)	100	62

(1)

During 2022, we revised our presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of ₽1.2 billion from sales and marketing expenses to technology and content expenses, and ₽0.3 billion from general and administrative expenses to technology and content expenses as compared to the presentation for 2021.

In the year ended December 31, 2022, our operating expenses were ₽321.3 billion, a 36% increase compared to ₽237.1 billion in the year ended December 31, 2021. In the year ended December 31, 2021, our operating expenses increased by 95% to ₽237.1 billion from ₽121.7 billion in the year ended December 31, 2020. The growth in operating expenses resulted from overall increase in scale of our operations as further described below.

Cost of sales. In the year ended December 31, 2022, cost of sales was ₽121.5 billion, an increase of 8% compared to ₽112.5 billion in the year ended December 31, 2021, which was primarily attributable to the growth in our sales of goods, which, in turn, was driven by the growth in total number of orders sold through our platform. The increase in the total number of orders was driven by an 37% increase in the number of our active buyers and a 52% increase in their purchase frequency in 2022 compared to 2021. The increase in our cost of sales in 2022 was also attributable to our investments in product categories that have high purchase frequencies, which contributed to the higher volume of goods purchased through our Marketplace.

Fulfillment and delivery. In the year ended December 31, 2022, fulfillment and delivery expenses were ₽122.5 billion, a 61% increase compared to ₽76.2 billion in the year ended December 31, 2021. In the year ended December 31, 2021, our operating expenses increased by 149% to ₽76.2 billion from ₽30.7 billion in the year ended December 31, 2020. The increases across the three years were driven by increases in the number of orders processed through our logistics infrastructure to 465.4 million in 2022 from 223.2 million in 2021 and from 73.9 million in 2020, as well as the significant expansion of our infrastructure in the years ended December 31, 2022 and 2021, and a related ramp-up effect due to temporary low utilization of new fulfillment and logistics infrastructure. Notwithstanding our investments in expanding our warehouse capacity, our fulfilment and delivery expenses as a percentage of GMV decreased to 15% in 2022 compared to 17% in 2021 and 16% in 2020 as a result of economies of scale and increasing utilization of infrastructure.

Sales and marketing. Our sales and market expenses increased slightly to ₽24.5 billion in the year ended December 31, 2022 from ₽23.5 billion in the year ended December 31, 2021. As a result of optimization of marketing channels and expenses as well as the increase in brand awareness. Sales and marketing expenses as a percentage of GMV incl.services decreased from 5% in 2021 to 3% in 2022.

Technology and content. The increase in our technology and content expenses from the year ended December 31, 2021 to the year ended December 31, 2022 and from the year ended December 31, 2020 to the year ended December 31, 2021 were primarily attributable to an increases in the number of our employees as we invested in improving our seller and buyer experience and our technology and data capabilities in order to accelerate our platform development.

General and administrative. The increases in our general and administrative expenses in 2022 compared to 2021 and 2021 compared to 2020 were mainly due to an increases in the number of employees in general and administrative functions over the relevant years as well as expansion of our office premises.

Losses related to the fire incident. In August 2022, a fire broke out at the Group’s fulfillment center in the Moscow region, spreading to an area of 55,000 square meters and affecting two of the blocks of the three-block warehouse complex. In connection with the incident, the Group incurred losses of ₽10.2 billion, which included damages to the Group’s merchandise, losses related to disposal, impairment and derecognition of the Group’s property and equipment, third parties’ claims and other expenses.

Interest Expense

In 2022, our interest expense was ₽11.9 billion, compared to ₽5.8 billion in 2021 and ₽2.1 billion in 2020. The increases in interest expense resulted from the growth of our outstanding borrowings to ₽94.1 billion as of December 31, 2022 from ₽62.1 billion as of December 31, 2021 and ₽9.4 billion as of December 31, 2020, primarily as a result of borrowings made under a credit facility in September and November 2022 and the issuance of the Bonds in February 2021 (see Item 5.B “Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Borrowings”), and greater lease liabilities of ₽74.5 billion as of December 31, 2022, compared to ₽42.5 billion as of December 31, 2021 and ₽15.5 billion as of December 31, 2020.

Loss on convertible bonds

As a result of the Delisting Event (see Item 5.B “Operating and Financial Review and Prospectus—Liquidity and Capital Resources” below), the holders of the Bonds were entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. In March 2022, following the Delisting Event, we revised the schedule of cash flows underlying the amortized cost of the bonds to reflect the revised contractual maturity. This revision resulted in a remeasurement of the convertible bonds liability and in a reclassification of the revised carrying amount to short-term borrowings. The resulting loss on the convertible bond liability of ₽8.6 billion was included in non-operating expenses.

Net gain on revaluation of financial instruments at fair value through profit or loss

In 2022 and 2021, net gain on revaluation of financial instruments at fair value through profit or loss was ₽0.7 billion and ₽6.3 billion, correspondently. The gain resulted primarily from decline in fair values of the derivative financial liabilities related to our borrowings.

Foreign Currency Exchange Gain, Net

For the year ended December 31, 2022, we recognized a foreign currency exchange gain of ₽5.0 billion, compared to a foreign currency exchange loss of ₽0.1 billion in 2021 and a foreign currency exchange loss of ₽2.0 billion in 2020. The gain in our foreign currency exchange in 2022 was driven by favorable fluctuations of exchange rates for our open currency positions.

Quarterly Data

The following tables set forth certain unaudited financial data for the fiscal quarters indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with our consolidated financial statements for the years ended December 31, 2022 and 2021 and related notes thereto appearing elsewhere in this Annual Report. Our quarterly results are not necessarily indicative of future operating results.

	2021				2022
(₽ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter(1)	First quarter	Second quarter	Third quarter	Fourth quarter
Revenue:
Sales of goods	24,364	26,410	27,279	42,739	39,267	28,257	26,624	41,130
Service revenue	9,043	10,608	14,213	23,559	24 312	30,257	34,772	52,496

Total revenue	33,407	37,018	41,492	66,298	63,579	58,514	61,396	93,626

Operating expenses:
Cost of sales	(21,820)	(25,131)	(25,945)	(39,652)	(32,863)	(25,276)	(24,784)	(38,552)
Fulfillment and delivery	(11,721)	(14,234)	(18,780)	(31,505)	(28,974)	(24,247)	(26,892)	(42,405)
Sales and marketing	(3,677)	(5,455)	(6,217)	(8,186)	(7,461)	(5,813)	(5,239)	(5,995)
Technology and content	(1,757)	(2,457)	(4,110)	(4,538)	(5,310)	(5,911)	(5,464)	(6,166)
General and administrative	(1,776)	(2,075)	(3,335)	(4,700)	(4,658)	(5,255)	(5,011)	(4,823)
Losses related to the fire incident	—	—	—	—	—	—	(10,785)	620

Total operating expenses	(40,751)	(49,352)	(58,387)	(88,581)	(79,266)	(66,502)	(78,175)	(97,321)

Operating loss	(7,344)	(12,334)	(16,895)	(22,283)	(15,687)	(7,988)	(16,779)	(3,695)

Total non-operating (expense)/income	666	(2,925)	2,896	1,442	(3,007)	1,369	(3,873)	(7,502)

Loss before income tax	(6,678)	(15,259)	(13,999)	(20,841)	(18,694)	(6,619)	(20,652)	(11,197)

Income tax benefit/(expense)	(56)	26	(19)	47	(361)	(583)	(66)	(15)

Loss for the period	(6,734)	(15,233)	(14,018)	(20,794)	(19,055)	(7,202)	(20,718)	(11,212)

(1)

In the first quarter of 2022, we revised the presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of ₽150 million in the first quarter of 2021, ₽283 million in the second quarter of 2021, ₽376 million in the third quarter of 2021 and ₽631 million in the fourth quarter of 2021 from sales and marketing and general and administrative expenses to technology and content expenses as compared to the quarterly amounts presented in our 2021 Annual Report.

Adjusted EBITDA (1)

	2021				2022
(₽ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Adjusted EBITDA(2)	(4,855)	(9,130)	(11,285)	(15,886)	(8,946)	188	1,610	3,933

(1)

Adjusted EBITDA is a non-GAAP financial measure. See the definition of “Adjusted EBITDA” in “Presentation of Financial and Other Information” and this Item 5.A of the Annual Report. Adjusted EBITDA is used by other companies for a variety of purposes and is often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA as reported by us to the same or similar measures as reported by other companies. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies. Our Adjusted EBITDA data is unaudited and has not been prepared in accordance with IFRS or any other generally accepted accounting principles. See “Presentation of Financial and Other Information” for more detail.

(2)	The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the quarters indicated:

	2021				2022
(₽ in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Loss for the period	(6,734)	(15,233)	(14,018)	(20,794)	(19,055)	(7,202)	(20,718)	(11,212)
Income tax (benefit)/expense	56	(26)	19	(47)	361	583	66	15
Total non-operating expense/(income)	(666)	2,925	(2,896)	(1,442)	3,007	(1,369)	3,873	7,502
Depreciation and amortization	1,739	2,132	2,678	3,331	4,012	5,070	5,161	5,527
Share-based compensation expense	750	1,072	2,932	3,066	2,729	3,106	2,443	2,721

Losses related to the fire incident	—	—	—	—	—	—	10,785	(620)
Adjusted EBITDA	(4,855)	(9,130)	(11,285)	(15,886)	(8,946)	188	1,610	3,933

Other Key Indicators of Financial and Operating Performance(1)

	2021				2022
(₽ in millions, except as indicated)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
GMV incl. services	74,208	88,957	108,290	176,805	177,449	170,647	188,125	296,019
Share of Marketplace GMV, %	58.4	62.1	66.7	67.7	70.4	76.1	78.2	78.4
Loss for the period	(6,734)	(15,233)	(14,018)	(20,794)	(19,055)	(7,202)	(20,718)	(11,212)
Loss for the period as a percentage of GMV incl. services, %	(9.1)	(17.1)	(12.9)	(11.8)	(10.7)	(4.2)	(11.0)	(3.8)
Net cash (used in)/generated from operations	(12,118)	(7,673)	(9,101)	15,266	(29,767)	(5,361)	7,841	8,534
Adjusted EBITDA as a percentage of GMV incl. services, %	(6.5)	(10.3)	(10.4)	(9.0)	(5.0)	0.1	0.9	1.3
Number of orders, million	34.1	40.9	56.2	92.1	93.0	90.2	107.5	174.6
Number of active buyers, million	16.0	18.4	21.3	25.6	28.7	30.7	32.7	35.2

(1)	See the definitions of our key indicators of financial and operating performance in “Presentation of Financial and Other Information” and this Item 5.A of the Annual Report.

Recent Accounting Pronouncements

Please refer to Note 2.5 to our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this Annual Report for information regarding recent accounting standards issues that are of significance or potential significance to us.

B. Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of ₽90.5 billion. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term bank deposits with original maturities of three months or less, generally denominated in U.S. dollars and Russian rubles.

The currency split between cash and cash equivalents held in U.S. dollars and Russian rubles is managed based on market conditions and liquidity needs.

Historically, we have financed our operations primarily through equity issuances, convertible loans and credit facilities, as well as leases, which we use to finance our fulfillment and delivery infrastructure and office premises. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings.” We primarily attract financing for general corporate purposes, capital expenditures and operating expenses related to the expansion of our business.

We generally manage our liquidity risk by maintaining adequate cash reserves and attracting credit facilities. We monitor forecasts and actual cash flows and match the maturity profiles of financial assets and liabilities. The tables below summarize the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2022:

December 31, 2022	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
(₽ in millions)
Trade and other payables	94,781	122	116	167	95,186
Borrowings	55,582	2,850	57,231	903	116,566
Lease liabilities	18,699	34,557	23,926	45,159	122,341

Customer deposits and other financial liabilities	6,144	—	—	—	6,144

Total financial liabilities	175,206	37,529	81,273	46,229	340,237

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

The trading of the Company’s ADSs on the NASDAQ Global Select Market was suspended on February 28, 2022 and remains suspended as of the date of this Annual Report. Under the terms and conditions of the Company’s USD 750 million 1.875% senior unsecured convertible bonds due 2026 (the “Bonds”), this trading suspension constituted a “Delisting Event” entitling the holders of the Bonds to exercise their rights to require redemption of their Bonds by way of giving the Company an irrevocable notice. The Delisting Event under the Bonds occurred following the close of trading on March 8, 2022. Under the terms and conditions of the Bonds, the bondholders, who exercised the rights to require redemption, forfeited their conversion rights under the Bonds.

A substantial portion of bondholders exercised the right to require redemption and were entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. Due to, among other things, uncertainty around the impact of restrictions under the enacted Russian capital control and protection measures on the ability to transfer cash funds outside of Russia from the Company’s Russian subsidiaries to the Company, the Company did not have sufficient liquidity available at the relevant time to fund payments required for the redemption of the Bonds. The Company consequently did not fund the payment required for the redemption of the Bonds. On June 14, 2022, this failure to fund the payment and redeem the Bonds became an “Event of Default” under the terms and conditions of the Bonds. In addition, a further Event of Default occurred 14 days after the Company failed to make the interest payment due under the Bonds on August 24, 2022.

Following the Delisting Event, the Company and an ad hoc group of unaffiliated holders of the Bonds reached an agreement with respect to the terms of a restructuring of the Bonds, according to which the terms of the Bonds shall be amended through a consent solicitation process to allow the Company to redeem the Bonds as follows:

(i) if the relevant bondholder is outside the United States (“US”) and a non-US person and elects for redemption in Rubles, at an amount in Rubles representing 83 per cent. of the principal amount outstanding of the Bonds (converted into Rubles at the USD/RUB exchange rate of the Central Bank of Russia as of September 23, 2022) plus accrued interest up to (including) August 24, 2022 (which amount was subsequently increased to the interest accrued up to the settlement date for USD redemption); or

(ii) if the relevant bondholder is in the US or a US person, elects for redemption in US dollars or does not make an election, at an amount in US Dollars representing 65 per cent. of the principal amount outstanding of the Bonds plus accrued interest up to (including) August 24, 2022 (which amount was subsequently increased to the interest accrued up to the settlement date for USD redemption) (the “Restructuring”).

In September 2022, to support implementation of the Restructuring, the Company and certain bondholders entered into lock-up agreements, pursuant to which each non-sanctioned bondholder party to or who has acceded to the relevant lock-up agreement prior to 4.00 p.m. (London time) on October 28, 2022, was eligible to receive a lock-up fee in the amount of 1.0625 per cent. of the principal amount of its Bonds, payable upon completion of the Restructuring. Further, in September 2022, the Company entered into a deed poll pursuant to which the Company has undertaken to settle any conversion rights exercised by the bondholders under the terms and conditions of the Bonds in cash until the Bonds are redeemed in full and cancelled.

In October 2022, holders of over 75% in principal amount of the Bonds outstanding voted in favor of the resolutions and approved certain consents and amendments to the terms and conditions of the Bonds to implement the Restructuring (the “Consents and Amendments”). By December 31, 2022, the Company obtained U.S. and Cyprus sanctions licenses regarding the Restructuring, and in March 2023 the UK sanctions authority published a general license INT/2023/2824812 regarding the Restructuring and its implementation.

Under the terms of the Restructuring, the Consents and Amendments became effective on the date when the licenses or authorizations under any sanctions were obtained from the UK, Cyprus and U.S. sanctions authorities, which was March 29, 2023. The Company has estimated that the total redemption payments for the Bonds will amount to approximately ₽40.9 billion (as determined in accordance with the Consents and Amendments and translated with the exchange rate as of April 19, 2023: RUB 81.6).

The Company has funded the redemption primarily by upstreaming funds from its Russian subsidiaries and the Group has obtained the relevant approvals from the Ministry of Finance of the Russian Federation to allow such upstreaming. As of the date of this Annual Report, the Company redeemed approximately 94% in principal amount of the Bonds for the total redemption payment of approximately ₽38.6 billion (at the exchange rate as at the payment date). In accordance with the terms of the Restructuring, the trust deed relating to the Bonds and all ancillary documents relating to the Bonds shall terminate on the date when the Company announces the cancellation date for the Bonds, except for a deed poll issued by the Company allowing the holders of the Bonds who have not participated in the Restructuring to make claims for payment of redemption amounts in accordance with the terms and conditions of that deed poll.

As of December 31, 2022, the Group had cash, cash equivalents and short-term bank deposits of ₽90.5 billion. The Group’s management believes that there is sufficient liquidity available to the Group to fund operational needs, to settle obligations in a normal course of business and to complete the redemption of the Bonds (as described above). The Group’s management is committed to perform in accordance with the budget and liquidity plan and is progressing in improving efficiency and reducing the needs for additional funding. Therefore, the existing cash and cash equivalents, short-term deposits, and undrawn credit facilities, are sufficient to meet the Group’s anticipated cash needs for at least the next twelve months. From time to time, the Group may explore additional financing sources to fund expansion of its business or it may phase out certain capital expenditures to manage its liquidity needs. Therefore, the Group’s management believes that the Group will retain its ability to continue as a going concern in the foreseeable future.

See also Item 8.A “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Working Capital

Our working capital is mainly comprised of trade accounts payable and inventory.

Our accounts payable mainly include trade payables for products purchased from suppliers and payables to third-party sellers on our Marketplace. As of December 31, 2022 and 2021, our short-term accounts payable amounted to ₽94.7 billion and ₽89.3 billion, respectively. These changes reflect significant growth in the scale of our business.

Our inventories mainly include merchandise held for resale, adjusted for write-downs and losses of inventories. As of December 31, 2022 and 2021, we had ₽34.6 billion and ₽26.4 billion of inventories, respectively. These changes are attributable to recent growth in our Direct Sales business.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
(₽ in millions)	2022	2021	2020
Net cash (used in)/generated from operating activities	(18,753)	(13,626)	6,570
Net cash used in investing activities	(16,040)	(35,403)	(6,580)
Net cash generated from financing activities	18,394	53,892	102,567
Net (decrease) / increase in cash and cash equivalents	(16,399)	4,863	102,557
Cash and cash equivalents at the beginning of the period	108,037	103,702	2,994
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,169)	(528)	(1,849)
Cash and cash equivalents at the end of the period	90,469	108,037	103,702

Net cash (used in)/generated from operating activities

During the year ended December 31, 2022, we had net cash used in operating activities of ₽18.8 billion, primarily due to our operating losses, compounded by the loss related to the fire incident, but partially offset by favorable changes in our working capital. During the year ended December 31, 2021, we had net cash used in operating activities of ₽13.6 billion, primarily due to our operating losses, partially offset by favorable changes in our working capital. During the year ended December 31, 2020, we had net cash generated from operating activities of

₽6.6 billion, primarily driven by favorable changes in our working capital, partially offset by our operating losses. Our operating losses in each year presented were primarily attributable to increases in operating expenses resulting from the overall increase in scale of our operations across the relevant years as well as losses related to the fire incident. While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of GMV incl. services and revenue over time as we benefit from economies of scale and operating leverage, which will have a positive effect on our cash flows from operating activities. Due to the geopolitical crisis relating to Ukraine and the significant and in many ways unprecedented nature of the sanctions adopted in response, it is possible that further developments, or developments unknown to us, may have a material adverse impact on our cash flows from operating activities.

Net cash used in investing activities

During the year ended December 31, 2022, we had net cash used in our investing activities of ₽16.0 billion, compared to ₽35.4 billion during the year ended December 31, 2021 and ₽6.6 billion during the year ended December 31, 2020. In the years ended December 31, 2022, 2021 and 2020, we increased our capital expenditures as we continued to invest in our fulfillment and delivery infrastructure, as well as launched fulfillment centers in Moscow and several regions of Russia. Further, in 2022 and 2021, the cash flows used in financing activities were affected by placement and return of banks deposits.

Net cash generated by financing activities

During the year ended December 31, 2022, we had net cash generated from our financing activities of ₽18.4 billion, compared to ₽53.9 billion during the year ended December 31, 2021 and ₽102.6 billion during the year ended December 31, 2020. In 2022, net cash generated from financing activities primarily represented proceeds from borrowings partially offset by repayments of borrowings and regular payments on principal portion of lease liabilities, while in 2021, net cash generated from financing activities primarily represented the proceeds received from the offering of the Bonds. In 2020, net cash generated from financing activities primarily represented the proceeds received from our initial public offering and the concurrent private placements.

Capital Expenditures

Our capital expenditures, which are comprised of payments for purchase of property, plant and equipment and intangible assets, for the years ended December 31, 2022, 2021 and 2020 were ₽35.8 billion, ₽19.3 billion and ₽6.8 billion, respectively.

Our capital expenditures over the years presented mainly included payments for warehouse equipment, computer equipment and other hardware, as we expand our business and our fulfillment and delivery infrastructure and invest in technology to support anticipated growth of our business.

Lease Liabilities and Commitments

Our lease liabilities as of December 31, 2022, 2021 and 2020 were ₽74.5 billion, ₽42.5 billion and ₽15.5 billion, respectively. The increases across these dates are primarily attributable to the expansion of our fulfillment and logistic infrastructure and office premises as we scaled up our business.

Our lease liabilities arise primarily from our long-term leases of fulfillment and sorting centers, office premises, pick-up points and vehicles. These lease liabilities are primarily denominated in Russian rubles and have the maturity periods ranging from two to twelve years.

We have also entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced operations as of December 31, 2022. The terms for these leases range from 8 months to 12 years. The future undiscounted lease payments pursuant to these lease contracts are as follows:

(₽ in millions)	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
December 31, 2022	1,986	8,033	8,906	34,044	52,969
December 31, 2021	4,611	19,176	18,273	45,311	87,371

Borrowings

Our borrowings as of December 31, 2022, 2021 and 2020 were ₽94.1 billion, ₽62.1 billion and ₽9.4 billion, respectively.

In February 2021, we completed an offering of our $750 million Bonds. Total proceeds from the offering of the Bonds amounted to ₽54.5 billion, net of ₽1 billion of issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. Under the terms and conditions of the Bonds, the Bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based on the conversion price set at $86.6480. In May 2022, under the terms and conditions of the Bonds, the bondholders, who exercised the rights to require redemption, forfeited their conversion rights under the Bonds. Further, in September 2022, the Company entered into a deed poll pursuant to which the Company has undertaken to settle any conversion rights exercised by the bondholders under the terms and conditions of the Bonds in cash until the Bonds are redeemed in full and cancelled.

At initial recognition, the conversion feature of the Bonds with a fair value of ₽7.0 billion was classified as financial liability and measured at fair value through profit and loss, while the host liability was accounted for at amortized cost using the market interest rate of 5.1% per year. Please refer to Item 5.B “Operating and Financial Review and Prospectus—Liquidity and Capital Resources” for information regarding the Bond Restructuring and Item 5.A “Operating and Financial Review and Prospectus—Operating results —Loss on convertible bonds” for information on remeasurement of liability under the Bonds.

Following May 31, 2022 and through the effective date of the Restructuring the Bonds continued to carry interest at 1.875% per annum.

See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis relating to Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” and this Item 5.B of the Annual Report for more details.

In September 2022, the Group entered into credit facility agreements for a total principal amount of up to ₽60 billion with third parties (the “Facility”). The Facility carries a floating interest rate linked to the Russian key rate or a fixed rate (as determined in each of the credit facility agreements). A portion of interest is payable quarterly in arrears, while the other portion is capitalized on a quarterly basis and is repayable with the principal amount at the maturity of the debt. The principal amount, together with the capitalized interest, is repayable in 2025-2026. The Group incurs fees and commissions in connection with utilization and maintenance of the Facility. Concurrently with the facility agreement, the Group entered into an option contract with one of the creditors, whereby the creditor is eligible for a net payment, either in cash or in the Company’s shares at the discretion of the Company, which is linked to internal rate of return of the Facility and price of the Company’s shares (the “Option”) at the exercise dates. The Option is exercisable, at the discretion of the creditor, from 2024 to 2027. The Facility and the Option are linked transactions and are collectively referred to as the “Financing Arrangement”. The Group’s liabilities under the Financing Arrangement are partially secured by a pledge over shares in the Group’s key operating subsidiary.

In September and November 2022, the Group drew down ₽15.0 billion and ₽25.0 billion of principal amount in cash under the Financing Arrangement (the “Tranches”), respectively. At the initial recognition of each Tranche, the derivative feature of the Financing Arrangement related to the Option (the “derivative feature”) with a total fair value of ₽3.1 billion was classified as a financial liability at fair value through profit and loss, while the host liabilities of the Financing Arrangement (the “debt component”) were initially recognized at fair value with an effective interest rate of 14.3% and 13.5% per annum, correspondently, and were carried after the initial recognition at an amortized cost.

As of December 31, 2022, ₽20 billion under the Facility remained available to be drawn down for the purposes specified in the facility documentation. In April 2023, the Group drew down ₽19.9 billion under the Facility.

C. Research and Development, Patents and Licenses, etc.

Our Russian operating subsidiaries currently hold licenses for pharmaceutical business, retail and storage of veterinary medical products, technical protection of confidential information, development of crypto protection devices, operation of explosive and chemically hazardous production facilities and water use. Ozon Bank, which we acquired in May 2021, held a basic banking license, and Ecom Bank, which we registered with the CBR in March 2022, holds a general banking license. In April 2023, Ozon Bank and Ecom Bank completed a reorganization by way of accession of Ozon Bank to Ecom Bank. Ecom Bank, the surviving entity in the reorganization, was renamed Ozon Bank and is a holder of a general banking license. The basic banking license was annulled by the CBR. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis relating to Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” for more details.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any additional material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the year ended December 31, 2022 and are not aware of any additional known trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Due to the geopolitical crisis relating to Ukraine and the significant and in many ways unprecedented nature of the sanctions adopted in response, however, it is possible that further developments, or developments unknown to us, may also have a material adverse impact on our business, financial condition and results of operations. See Item 3.D “Key Information—Risk Factors,” Item 5.A “Operating and Financial Review and Prospectus—Operating Results—Factors Affecting Our Financial Condition and Results of Operations” and Item 5.B “Operating and Financial Review and Prospectus—Liquidity and Capital Resources” for more details.

E. Critical Accounting Estimates

See Note 3 to our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this Annual Report for information regarding our critical accounting estimates.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following individuals are our executive officers and board members. The table below includes their ages as of the date of this Annual Report:

Name	Age	Title
Executive Officers
Igor Gerasimov	30	Chief Financial Officer, Executive Director
Anton Stepanenko	36	Chief Technology Officer
Board Members
Elena Ivashentseva	56	Chairperson of the Board, Non-Executive Director
Tagir Sitdekov	46	Non-Executive Director
Lydia Jett	42	Independent Non-Executive Director
Dmitry Kamensky	41	Non-Executive Director
Alexey Katkov	45	Non-Executive Director
Nilesh Lakhani	63	Independent Non-Executive Director
Charles Ryan	55	Independent Non-Executive Director
Peter Sirota	47	Independent Non-Executive Director

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

Our board is comprised of nine members, including four independent directors. See Item 6.C. “Directors, Senior Management and Employees—Board Practices.” Our board members are elected by our general meeting of shareholders in accordance with our articles of association to serve until their successors are duly elected and qualified.

The following is a brief summary of the business experience of our board members.

Elena Ivashentseva is a senior partner at BVCPG LLC, investment advisor to Baring Vostok Capital Partners Group Limited a leading private equity firm focused on investments in Russia and the CIS. Baring Vostok Capital Partners structured the initial investment by the Baring Vostok Private Equity Funds in Ozon in 2000, and since then Ms. Ivashentseva has been overseeing the investment in Ozon on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is also a member of the board of Ivi.ru and other portfolio companies of the Baring Vostok Private Equity Funds. Ms. Ivashentseva was previously a member of the board of directors of Yandex from 2000 until 2017, a Nasdaq-listed large Russian technology company in which the Baring Vostok Private Equity Funds had invested. Before joining Baring Vostok Capital Partners in 1999, Ms. Ivashentseva led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva holds a Master’s degree in finance and accounting from the London School of Economics and a diploma with honors in economics and mathematics from the Novosibirsk State University.

Tagir Sitdekov has been serving as the President of Sistema since July 2022. Before joining Sistema in 2021 as a managing partner, he spent more than 15 years on senior positions in major investment and private equity companies where he was responsible for origination and execution of complex investment transactions across a wide spectrum of industries. From 2003 to 2005, Mr. Sitdekov served as the chief financial officer of OJSC Sochi Thermal Power Plant. Before that he worked as a senior consultant at Creditanstalt Investment Bank from 2002 to 2003. Mr. Sitdekov started his career as an audit consultant in the Energy and Mining Group at PricewaterhouseCoopers where he worked from 1999 until 2002. In 2001 he graduated from Plekhanov Russian University of Economics with a degree in economics. In 2006 Mr. Sitdekov also got an MBA degree from the University of Chicago Booth School of Business.

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

Dmitry Kamensky is a partner at BVCPG LLC, investment advisor to Baring Vostok Capital Partners Group Limited. Mr. Kamensky is also a member of the board of directors of Ivi.ru and other portfolio companies of the Baring Vostok Private Equity Funds. Mr. Kamensky joined Baring Vostok Capital Partners in 2006 and has since 2008 been involved in monitoring the Baring Vostok Private Equity Funds’ investment in Ozon. Mr. Kamensky holds a Master’s degree in finance from Manchester Business School and a Bachelor’s degree with honors in economics from the Moscow State University.

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

B. Compensation

The compensation for each of our executive officers consists of the base salary and share-based awards. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors for the year ended December 31, 2022 was ₽60 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.

The compensation accrued for our non-executive directors for the year ended December 31, 2022 for their service as committee members and their service as a committee chairperson was $291,000. We also compensate all our board members for all expenses incurred by them in relation to their attendance at all meetings of our board of directors.

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

The following table sets forth the share-based awards granted to our key executive officers and directors:

Name	Award type	Number of ordinary shares called for	Exercise / purchase price per share	Grant date	Expiration date
Igor Gerasimov	RSU	18,746	—	December 19, 2019	December 19, 2029
Igor Gerasimov	RSU	67,781	—	January 28, 2021	January 28, 2031
Igor Gerasimov	RSU	40,000	—	April 1, 2021	April 1, 2031
Igor Gerasimov	RSU	500,000	—	March 29, 2022	March 29, 2032
Anton Stepanenko	RSU	75,090	—	September 15, 2019	September 15, 2029
Anton Stepanenko	RSU	218,750	—	June 25, 2020	June 25, 2030
Anton Stepanenko	RSU	75,000	—	November 2, 2020	November 2, 2030
Anton Stepanenko	RSU	375,000	—	March 29, 2022	March 29, 2032
Lydia Jett	RSU	13,333	—	November 27, 2020	November 27, 2030
Lydia Jett	RSU	6,667	—	December 23, 2021	December 23, 2031
Peter Sirota	RSU	13,333	—	November 27, 2020	November 27, 2030
Peter Sirota	RSU	6,667	—	December 23, 2021	December 23, 2031
Charles Ryan	RSU	20,000	—	December 23, 2021	December 23, 2031
Nilesh Lakhani	RSU	20,000	—	December 23, 2021	December 23, 2031

Equity Incentive Plans

EIPs

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

As of March 31, 2023, 18,387,088 RSUs have been granted and outstanding under the EIPs, of which 6,738,793 RSUs have vested but have not been exercised. In addition, all 221,443 outstanding SARs are vested as of March 31, 2023.

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

Duties of Board Members and Conflicts of Interest

Under Cypriot law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him or her. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cypriot law.

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

As of December 31, 2022, we had 49,889 employees working in our fulfillment centers, delivery infrastructure operations and research labs and offices. The table below sets out the number of employees by job category as of December 31, 2022:

Function	Number of employees as of December 31, 2022
Supply Chain	36,021
Marketing	555
IT	4,748
Sales	1,248
Contact Center	4,062
General and Administrative	3,255

Total	49,889

The table below sets out the number of employees by location as of December 31, 2022:

Function	Number of employees as of December 31, 2022
Moscow and Moscow Region	23,412
Saint Petersburg and Leningrad Region	5,995
Other regions	20,482

Total	49,889

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

See Item 6.B. “Directors, Senior Management and Employees—Compensation” for information about our equity incentive plans.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 20, 2023:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our board of directors individually; and

•	our executive officers and members of our board of directors as a group.

For information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 20, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, to our knowledge and subject to applicable community property laws, all persons named in the table below have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person. Funds advised by Baring Vostok Capital Partners Group Limited (and its predecessors) first acquired shares in Ozon in 2000. Sistema first acquired shares in Ozon in 2014. There is no agreement or arrangement between them with respect to their ownership in our Company, other than the registration rights agreement, dated November 22, 2020.

The percentage of shares beneficially owned is computed on the basis of 216,413,733 of our ordinary shares outstanding as of March 20, 2023 and two Class A shares outstanding as of March 20, 2023. Ordinary shares that a person has the right to acquire within 60 days of March 20, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

As of March 20, 2023, an aggregate of 81,895,385 ordinary shares were held by BNY (Nominees) Limited, as depositary. We have been informed by the depositary that as of March 20, 2023 there were six registered holders of ADSs with addresses in the United States, holding an aggregate of 80,035,432 ADSs. To our knowledge, there are no U.S. holders of record of our ordinary shares. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ozon Holdings PLC, Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Sistema(1)	68,827,227	31.76%
Baring Vostok Private Equity Funds(2)	60,059,091	27.75%
Executive Officers and Board Members	—	—
Igor Gerasimov	*	*
Anton Stepanenko	*	*
Elena Ivashentseva	*	*
Tagir Sitdekov	—	—
Lydia Jett	*	*
Dmitry Kamensky	—	—
Alexey Katkov	—	—
Nilesh Lakhani	—	—
Charles Ryan	*	*
Peter Sirota	*	*
All executive officers and board members as a group (10 persons)	*	*

*	Indicates beneficial ownership of less than 1%.
(1)

Includes 52,743,552 ordinary shares and one Class A share and ADS directly held by Sistema Public Joint Stock Financial Corporation and 16,083,675 ordinary shares directly held by Sistema Venture Fund Ltd, an investment vehicle controlled by Sistema. Sistema may be deemed to be the beneficial owner of all of these shares. The address for Sistema is 13/1 Mokhovaya Street, 125009, Moscow, Russia.

(2)

Includes 22,941,069 ordinary shares directly held by Baring Vostok Ozon LP (“Ozon LP”); 188,333 ordinary shares directly held by BV Special Investments Limited (“BVSIL”); 36,929,688 ordinary shares directly held by Baring Vostok Fund V Nominees Limited (“BVFVNL”), a nominee company holding in trust for each of the three limited partnerships comprising Baring Vostok Private Equity Fund V (“BVPEFV”) and Baring Vostok Fund V Supplemental Fund, LP (“Supp Fund” and, together with BVPEFV, the “Fund V Funds”) and other Baring Vostok affiliated entities. Also includes one Class A share held by BVFVML in trust for the Fund V Funds with an agreement that BVFVML will consult with Ozon LP prior to exercising its rights under the Class A share. Voting and investment control over the investments held by Ozon LP is exercised by the board of directors of Baring Vostok Ozon Managers Limited (“BVOML”) as the general partner to Baring Vostok Ozon (GP) L.P., who is the general partner to Ozon LP. The board of directors of BVOML is comprised of Holly Nielsen, Julian Timms Andrey Costyashkin and Gillian Newton. Each member of the board of directors disclaims beneficial ownership of the investments held by Ozon LP. Voting and investment control over the investments held by BVFVNL under a declaration of trust on behalf of the Fund V Funds is exercised in each case by the board of directors of Baring Vostok Fund V Managers Limited (“BVFVML”) as the general partner to Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P., who are the general partners to BVPEFV and the Supp Fund, respectively, as well as the board of directors of BVFVML under similar arrangements in the case of other Baring Vostok affiliated entities. Voting and investment control over investments held by BVFVNL under a declaration of trust on behalf of other Baring Vostok affiliated entities is also exercised in each case by the board of directors of BVFVML. The board of directors of BVFVML is comprised of Holly Nielsen, Julian Timms and Gillian Newton. Each member of the board of directors of BVFVML disclaims beneficial ownership of the investments held by BVFVNL on behalf of the Fund V Funds and on behalf of other Baring Vostok affiliated entities. Voting and investment control over the investments held by BVSIL is exercised by the board of directors of BVSIL. The board of directors of BVSIL is comprised of Andrey Costyashkin, Julian Timms and Gillian Newton. Each member of the board of directors of BVSIL disclaims beneficial ownership of the investments held by BVSIL. Baring Vostok Capital Partners Group Limited (“BVCPGL”), a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the investments held by Ozon LP, BVSIL or through BVFVNL. BVOML and BVFVML make decisions based on recommendations of investment committees appointed in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the ordinary shares held by each such fund and on behalf of other Baring Vostok affiliated entities. Each of Ozon LP, BVFVNL, the Fund V Funds, the respective general partners of each such fund and the directors of each such general partner and the directors or each such Baring Vostok affiliated entities disclaims beneficial ownership of the ordinary shares beneficially owned or deemed beneficially owned by each of the other such persons, except to the extent of its pecuniary interest therein. The address for BVFVNL, BVFVML, Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P. and each of the Fund V Funds is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands. The address for BVOML, Baring Vostok Ozon (GP) L.P., Ozon LP and BVSIL is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands. Based on information provided by the Baring Vostok Private Equity Funds.

As of December 31, 2022, there were 216,413,733 ordinary shares outstanding. To the extent known to us, the Company is not directly or indirectly owned or controlled by another corporation or foreign government and there are no arrangements the operation of which may at a subsequent date result in a change of control.

B. Related Party Transactions

Since January 1, 2022, we have not entered into any material or unusual related party transactions. We make sales to and purchases from related parties and enter into other transactions in the ordinary course of business. Outstanding balances with related parties are unsecured and carry market interest (where applicable) and settlement is generally made in cash. During 2022, we did not incur material expected credit losses or impairments relating to amounts owed by related parties.

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

The terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares. In addition, as a result of sanctions imposed on Russia and reactive capital control and protection measures introduced by the Russian Government in connection with the ongoing geopolitical crisis surrounding Ukraine, our Russian operating subsidiaries are also restricted from transferring cash outside of Russia, which would affect dividend payments, if any, to our holding company. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs” and Item 4.B “Information on the Company—Business Overview—Regulatory Environment—Capital Control and Protection Measures Related to the Geopolitical Crisis Surrounding Ukraine.”

Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant. We may only pay our dividends from the profits as shown in our annual IFRS accounts. Under Cypriot law, we are not allowed to make distributions if such distributions would reduce our net assets to below the total sum of the issued share capital and the reserves that we must maintain under Cypriot law and our amended and restated memorandum and articles of association. No dividend shall exceed the amount recommended by our board of directors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs, each representing one ordinary share, have been listed on Nasdaq and MOEX since November 24, 2020 under the symbol “OZON.”

See Item 3.D “Key Information—Risk Factors—Risks Relating to the Ownership of the ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq” for more details on the current suspension of trading of the ADSs on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report.

C. Material Contracts

Convertible Bonds

In February 2021, we issued and sold our $750 million Bonds to institutional investors that are not U.S. persons, outside the United States, in reliance on Regulation S under the Securities Act. The Bonds are senior unsecured obligations with maturity date of February 24, 2026, unless earlier repurchased, redeemed or converted in accordance with their terms. The net proceeds from the offering of the Bonds were approximately $736.6 million, after deducting the initial purchasers’ discount and estimated offering expenses.

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

In October 2022, holders of over 75% in principal amount of the Bonds outstanding voted in favor of early redemption of the Bonds. As of the date of this Annual Report, the Company redeemed approximately 94% in principal amount of the Bonds for the total redemption payment of approximately ₽38.6 billion (at the exchange rate as at the payment date). In accordance with the terms of the restructuring, on the date when the Company announces the cancellation date for the Bonds, the Trust Deed shall terminate.

D. Exchange Controls

There are no Cypriot exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

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

Personal Income Tax Rate

An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income, €	Tax Rate, %	Cumulative Tax, €
0 – 19,500	0	0
19,501 – 28,000	20	1,700
28,001 – 36,300	25	3,775
36,301 – 60,000	30	10,885
60,001 and over	35	10,885 plus 35 euro cents for each euro over 60,000

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

Dividend income

Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus, subject to certain anti-avoidance provisions.

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

As of June 2022, “passive” interest income earned from Cyprus government bonds, Cyprus and foreign corporate bonds listed on a recognized stock exchange, and bonds issued by Cyprus state organizations or by Cyprus or foreign local authorities listed on a recognized stock exchange shall be subject to SDC at the reduced rate of 3%. Moreover, as of 8 June 2022, Cyprus state organizations and local authorities, pension funds, provident funds, and the Cyprus Social Insurance Fund will be subject to SDC at the reduced rate of 3% on all interest income that they earn.

Taxation of Income and Gains of the Holders of the ADSs

Individual Non-Cyprus tax resident holders of the ADSs

Under Cyprus legislation, there is no withholding tax on dividends and interest paid to non-Cyprus tax resident individuals.

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

An individual is considered to have his domicile in Cyprus if:

•	subject to certain exceptions, they have their domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or

•	they have been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individual holders of ADSs must consult their own tax advisers on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

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

Effective from February 21, 2023, Russia and British Virgin Islands were added to the EU Blacklist and as a result, withholding taxes may be applicable upon dividend or interest payments in the future to companies who are tax resident in these jurisdictions. Cypriot Tax Authorities have not yet issued official communication with respect to the year when the updated EU Blacklist will be applied in Cyprus. This development does not have any adverse tax effect on our results for the year ended December 31, 2022.

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

Dividend income

Dividend income received by a Cyprus tax resident company, holder of ADSs, is exempt from income tax in Cyprus, subject to certain anti-avoidance provisions.

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

Deemed Distribution Rules

In case the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose, it would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct or indirect shareholders of the Company are individuals who are both Cyprus tax resident and Cyprus tax domiciled.

SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

Deemed dividends attributable to Cypriot tax resident individuals (irrespective of their domicile status) are subject to GHS at the rate of 2.65%.

Arm’s Length Principles

Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles.

With effect as of 1 January 2022, transfer pricing documentation requirements have been introduced. The transfer pricing documentation compliance obligations include the preparation of Master File, Cyprus Local File and Summary Table for Cyprus tax resident persons and permanent establishments of non-Cyprus tax resident persons situated in Cyprus that engage in transactions with related parties.

Stamp Duty

Cyprus levies stamp duty on every written instrument if:

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

For the purposes of this summary, a “Russian Resident Holder” is a holder of ADSs who is:

•

an individual holding ADSs who actually stays in Russia for an aggregate period of 183 days (including the day of arrival in Russia and the day of departure from Russia) or more in a period of 12 consecutive months. Medical treatment or education outside Russia also counts as days spent in Russia if the individual spent less than six months outside Russia for these purposes. The Ministry of Finance’s interpretation of this definition suggests that for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in Russia in a 12 month period preceding the date of payment), and nevertheless, individuals’ final tax liability in Russia for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in Russia qualify as Russian tax residents, thus final tax liability may require a reassessment;

•	a Russian legal entity, or organization (including international companies registered in accordance with the Federal Law “On International Companies and International Funds” No 290-FZ);

•	a legal entity or organization established in a jurisdiction other than Russia that purchases, holds and/or disposes of ADSs through a permanent establishment in Russia;

•

a legal entity or organization established in a jurisdiction other than Russia that is recognized by the Russian tax authorities as a Russian tax resident based on Russian domestic law (whereby Russia is recognized as the place of effective management of the legal entity or organization as determined in the Russian Tax Code), unless otherwise envisaged by a double tax treaty;

•

a legal entity or organization established in a jurisdiction other than Russia that is, in the case of conflicting tax residency statuses under the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty); or

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

We are a Cypriot tax resident based on the place of our management and control in Cyprus. While we do not believe we will be treated as having a tax residence outside of Cyprus, including in Russia, we cannot assure that the Russian tax authorities will not attempt to claim us to be a tax resident of Russia (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”). If this occurs, the rules similar to those applicable to Russian companies will become relevant to the purchase, ownership and disposal of ADSs. These rules are not fully detailed in this document.

Trading of the ADSs on Nasdaq was suspended in February 2022; holders of ADSs should seek professional advice regarding their tax status and the relevant tax consequences in Russia.

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

Taxable deemed income may arise for the Russian Resident Holders – Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. There is however a temporary exemption from Personal Income Tax provided for the period 2022 – 2023. We suggest that Russian Resident Holders – Individuals consult their tax advisers with respect to the tax consequences of acquiring the ADSs.

Russian Resident Holders – Legal Entities

No Russian tax implications generally arise for Russian Resident Holders – Legal Entities when they acquire ADSs for a consideration.

In certain circumstances, Russian Resident Holders – Legal entities acquiring the ADSs must fulfil the responsibilities of a Russian tax agent (i.e., a legal entity that is a resident in the Russian Federation for tax purposes paying taxable Russian source income to non-resident legal persons and organisations being responsible for withholding Russian tax) with respect to withholding tax from the sales proceeds of the ADSs to be transferred to a Non-Resident Holder – Legal Entity disposing of the ADSs (if any) or Russian Resident and Non-resident Holders – Individuals under sale or barter agreements.

We suggest that Russian Resident Holders – Legal Entities consult their tax advisers in this respect.

Non-Resident Holders – Individuals

No Russian tax implications generally should arise for Non-Resident Holders – Individuals. Even though we cannot rule out the risk that deemed income received by Non-Resident Holders – Individuals upon acquisition of ADSs for a price below their market value would be assessed as received from Russian sources, such income would not be subject to Personal Income Tax in Russia due to temporary exemption set for the period 2022 – 2023.

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

However, in case we are recognized by the Russian tax authorities as a Russian tax resident, the Russian tax implications could arise for Holders of ADSs as described in “Risk Factors—Risks Relating to Russian Taxation— Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”. As we do not anticipate such scenario the below summary does not address such implications. Holders of ADSs should therefore consult their own tax advisers with this respect.

Russian Resident Holders – Individuals

Payments of dividends from the ADSs to the Russian Resident Holders – Individuals should be subject to a statutory Russian tax at a rate from 13% to 15% under the progressive personal income tax scale. Whereas the distribution is made in kind, the taxable base should be determined as the gross market price of the distribution received. We suggest that Russian Resident Holders – Individuals consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

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

Non-Resident Holders – Individuals

No Russian tax consequences shall arise for Non-Resident Holders – Individuals with respect to dividends on the ADSs. We suggest that non-Resident Holders – Individuals consult their own tax advisers.

Non-Resident Holders – Legal Entities

No Russian tax consequences shall arise for Non-Resident Holders – Legal Entities with respect to dividends on the ADSs. Non-Resident Holders – Legal Entities should consult their own tax advisers in this respect.

Taxation of Disposal of ADS / Capital Gains

The following sections summarize the taxation of capital gains with respect to the disposal of ADSs.

Russian Resident Holders – Individuals

Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders – Individuals must be declared on the holder’s tax return and are subject to personal income tax at a rate from 13% to 15% (according to the progressive personal income tax scale), unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (for example, a Russian broker or Russian legal entity, a buyer of the ADSs). See Item 10.E “Additional Information—Taxation—Material Russian Tax Considerations—Taxation of ADS Acquisition—Russian Resident Holders – Legal Entities.”

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

Taxable base for operations in securities and derivatives is calculated for personal income tax purposes separately from other tax bases. Further, the financial result in respect of activities connected with securities quoted on a stock exchange should be calculated separately from a financial result in respect of trading in non-quoted securities. The amount of loss from transactions with securities quoted on a stock exchange may be deducted against tax base for operations with derivatives quoted on a stock exchange where the underlying assets are securities, stock indexes or derivatives. The remaining losses on operations in quoted securities could be carried forward and offset against future capital gains from the sale, exchange or other disposal of other quoted securities for the period of up to 10 years. No loss carry-forward is available for non-quoted securities and derivatives.

The Russian Tax Code contains a certain exemption from taxation of capital gains from the sale, exchange or other disposal of participation shares and equities of Russian organizations and equities of foreign organizations (subject to certain conditions) provided that such participation shares and (or) equities are continuously owned by the taxpayer for a period of more than 5 years. Since this exemption refers to capital gains on participation shares (and equities) and does not directly mention depository receipts there is ambiguity whether such exemption could be applied to disposal of depository receipts. Therefore, Russian Resident Holders – Individuals should consult their own tax advisers in this respect.

The Russian Tax Code also contains certain tax deductions that may be applied by Russian Resident Holders – Individuals in respect of income from the sale of the ADSs given that, at the moment of sale, the ADSs qualify as quoted and are held by a Russian Resident Holder – Individual for at least 3 years. The amount of such deduction is determined using a specific formula and depends on how long the ADSs were held by a Russian Resident Holder—Individual.

Trading of the ADSs on Nasdaq was suspended in February 2022 and remains suspended. Further, on March 15, 2023, the Listing Qualifications Staff of Nasdaq (the “Staff”) notified us that it had determined that our securities would be delisted from The Nasdaq Stock Market as of March 24, 2023, unless Ozon appeals the Staff’s determination. On March 21, 2023, Ozon submitted a request for a hearing to appeal such determination. See Item 3.D “Key Information—Risk Factors—Risks Relating to Ownership of our ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq.” While we believe that we comply with all Nasdaq listing standards, there is an uncertainty on whether Nasdaq will allow trading of the ADS to resume. Russian Resident Holders – Individuals should consult their own tax advisors with respect to their tax position regarding the ADSs.

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

The Russian Tax Code contains a certain exemption from taxation of capital gains from the sale, exchange or other disposal of participation shares and equities, including equities of foreign organizations (subject to certain conditions) provided that such participation shares and (or) equities are continuously owned by the taxpayer for a period of more than 5 years. Since this exemption refers to capital gains on participation shares (and equities) and does not directly mention depository receipts there is ambiguity whether such exemption could be applied to disposal of depository receipts.

Trading of the ADSs on Nasdaq was suspended in February 2022. While we believe that we comply with all Nasdaq listing standards, there is an uncertainty on whether Nasdaq will allow trading of the ADS to resume. Therefore, Russian Resident Holders – Legal Entities should therefore consult their own tax advisers.

Non-Resident Holders – Individuals

Generally, income received by Non-Resident Holders – Individuals from disposal of ADSs is not considered as a taxable event in Russia unless it is qualified as having been received from Russian source.

According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as having been received from Russian source if the sale or disposal occurred in Russia. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities “in the Russian Federation” will be treated as having been received from a Russian source. In the absence of any guidance as to what should be considered as the sale, exchange or other disposal of securities “in the Russian Federation”, the Russian tax authorities may apply various criteria in order to determine the source of the sale or other disposal, including looking at the place of conclusion of the transaction, location of the broker, location of the custodian or other similar criteria. There is no assurance, therefore, that the proceeds received by Non-Resident Holders—Individuals from a sale, exchange or other disposal of the ADSs will not become subject to tax in Russia.

In the view of suspended trading of the ADS on Nasdaq and uncertainty on whether Nasdaq will allow trading to resume, Non-Resident Holders – Individuals should consult their own tax advisers with respect to the tax consequences of disposal of ADSs.

Non-Resident Holders – Legal Entities

Capital gains arising from the sale, exchange or other disposal of the ADSs by Non-Resident Holders – Legal Entities should generally not be subject to tax in Russia unless more than 50% of assets of shares of the company which shares are represented by the ADSs directly or indirectly consist of immovable property located in Russia.

We believe that our assets do not indirectly consist of immovable property located in Russia by more than 50%.

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

However, in case we are recognized by the Russian tax authorities as a Russian tax resident (see Item 3.D. “Key Information—Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Russian tax implications could arise. While we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.

Generally, Russian legislation prescribes how tax treaty benefits can be obtained by Non-Resident Holders via the tax agent, i.e. if tax on such income is subject to tax at source. If advance tax treaty relief is not obtained at source it is generally possible to claim a refund of tax withheld under the procedure established under the Russian Tax Code.

Advance treaty relief should be available for those eligible, subject to the requirements of Russian laws. In order for a Non-Resident Holder to benefit from the applicable double taxation treaty, documentary evidence is required to confirm the applicability of the double taxation treaty under which benefits are claimed.

Currently, a Non-Resident Holder – Legal Entity is required to provide to a tax agent a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalised, translated into Russian and notarised). The tax residency confirmation needs to be renewed on an annual basis and should confirm tax residency for the relevant year. In addition to a certificate of tax residency, the tax agent is obliged to obtain a confirmation from the Non-Resident Holder – Legal Entity, that it is the beneficial owner of the relevant income. Also, the implementation of MLI to certain Russian double tax treaties should lead to introduction of a variety of measures designed to update double taxation treaties and reduce opportunities for tax avoidance. In particular, the MLI sets forth additional requirements for the purposes of application of the reduced tax rates. These developments may potentially impact the availability of double taxation treaty benefits for non-resident holders.

In order to enjoy benefits of the applicable taxation treaty a Non-Resident Holder—Individual should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double taxation treaty with the Russian Federation by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognised as a personal identity document of a foreign resident in accordance with the double taxation treaty, and (iii) upon request of the tax agent, a tax residency certificate issued by the competent authorities of his or her country of residence for tax purposes. A notarised Russian translation of the certificate is required. The law, however, does not clearly establish how the tax agent shall determine whether a passport is sufficient to confirm the individual’s eligibility to double taxation treaty benefits. There are no requirements under the Tax Code for the individuals to provide evidence that they can be deemed as actual recipients (beneficial owners) of income from the Russian sources.

The possibility of applying the reduced tax rate depends on the investor’s jurisdiction and provisions of an applicable double tax treaty.

Non-Resident Holders should consult their own tax advisers about available double tax treaty relief and the procedures for obtaining such relief with respect to any Russian taxes imposed in respect of dividend income from the ADSs or any income received in connection with the acquisition, sale or other disposal of the ADSs given that the ADSs trading on Nasdaq were suspended, Nasdaq has issued a delisting notice and currently it is unclear what the outcome of such delisting or suspension will be.

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

Except as discussed below under Item 10.E “Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations,” this discussion assumes that we are not and will not be a passive foreign investment company for U.S. federal income tax purposes.

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

A distribution on an ADS treated as a dividend that is received by an individual (or certain other non-corporate U.S. Holders) in respect of stock of a non-U.S. corporation may qualify for preferential rates of tax in certain circumstances, so long as (i) the distributing corporation is not a passive foreign investment company (as described under Item 10.E “Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. These circumstances are generally met if either (x) the stock of the non-U.S. corporation is readily tradable on an established securities market in the United States or (y) the non-U.S. corporation is eligible for benefits under certain income tax treaties with the United States. Although the ADSs are listed on Nasdaq, trading of the ADSs on Nasdaq was halted on February 28, 2022, and factors outside our control will determine when and if trading may resume. Further, currently we do not expect to be eligible for the benefits of the income tax treaty between Cyprus and the United States. Therefore, under the current circumstances, we do not expect that such preferential rates of tax will apply to dividends paid on an ADS held by a U.S. Holder. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

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

While we believe that we were not a PFIC for U.S. federal income tax purposes in 2022, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control and may be impacted by external events, including the geopolitical crisis surrounding Ukraine (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Current Geopolitical Environment—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of our ADSs”) or the halting of trading of the ADSs on Nasdaq (see Item 3.D “Key Information—Risk Factors—Risks Relating to the Ownership of the ADSs—Trading of the ADSs on Nasdaq has been, and remains, suspended and Ozon has received a delisting notice from Nasdaq”), we are unable to make a determination as to whether we will be a PFIC in 2023. Additionally, there can be no assurance that we will be able to make a determination regarding our PFIC status for any taxable year or, if such determination were made, that the IRS would agree with our determination in any taxable year. If we are a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

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

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk, interest rate risk and risk related to fluctuations of market variables underlying the fair value of certain financial instruments. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see Note 32.2 to our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this Annual Report.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

No fee for registration or transfer	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2022.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective.

SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, in the course of preparing the financial statements that are included in this Annual Report, management identified a material weakness in control activities as we did not perform a sufficient risk assessment to identify and assess the risk of material misstatement in certain disclosures to the consolidated financial statements and, consequently, did not maintain effective controls, including controls with respect to the relevant input data, to mitigate those risks. The material weakness resulted in material misstatements in certain financial risk management disclosures in notes to the consolidated financial statements that were corrected in our consolidated financial statements as of and for the year ended December 31, 2022 prior to our issuance of those financial statements.

Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS. See Item 3.D “Key Information—Risk Factors—Risks Relating to the Ownership of ADSs—We have identified a material weakness in our internal control over financial reporting, and if our remediation of such material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired” for more details.

Our independent registered public accounting firm, JSC “Kept”, who audited the consolidated financial statements included in this Annual Report, has issued an adverse attestation report on our internal control over financial reporting. JSC “Kept”s report is included elsewhere in this Annual Report.

Remediation Activities

We are working on a plan to remediate the identified deficiency in our internal control over financial reporting relating to the risk assessment process, design and implementation of controls with respect to certain financial risk management disclosures in notes to the consolidated financial statements that resulted in a material weakness discussed above. Specifically, we are planning to:

•

revise our risk assessment with respect to the risk of material misstatement within the financial reporting process to re-consider risks of misstatements as applied to the disclosures in notes to the consolidated financial statements;

•	improve the design of controls over disclosures in notes to the consolidated financial statements, including controls with respect to the input data and precisions of review controls;

•	develop checklists to be used by our accounting team to ensure that the disclosures are compiled in accordance with the relevant accounting framework; and

•

improve documentation to support our review and approval of the disclosures in notes to the consolidated financial statements and strengthening supervisory reviews by accounting experts and management.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ozon Holdings PLC:

Opinion on Internal Control Over Financial Reporting

We have audited Ozon Holdings PLC’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 25, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective controls over the preparation of certain disclosures to the consolidated financial statements due to insufficient risk assessment has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

/s/ JSC “Kept”

Moscow, Russia

April 25, 2023

Changes in Internal Control over Financial Reporting

In the course of preparing our financial statements for the year ended December 31, 2021, we identified control deficiencies that we concluded represented a material weakness in our internal control over financial reporting. The material weakness identified for the year ended December 31, 2021 related to a material weakness in control activities as we did not appropriately design and maintain controls related to the accounting for leases in accordance with IFRS 16 “Leases” attributable to insufficient risk assessment in relation to the design of manual control activities in this area. The control activities with respect to accounting for leases were designed with a significant reliance on manual procedures, while review controls with respect to these manual procedures were not designed and maintained as required to timely detect and prevent a material error.

To address our material weakness, in 2022, we developed and implemented a remediation plan that included the following activities:

•	we streamlined the design of the lease accounting process;

•

we developed checklists and standard working papers to be used by our accounting and finance team to ensure that all terms and conditions of lease contracts are reviewed and the applicable accounting guidance is appropriately applied to each of our lease arrangements; and

•	improved documentation to support our review and approval of the corresponding lease adjustments and strengthened supervisory reviews by accounting experts and management.

Accordingly, as of December 31, 2022, based on the management’s assessment of the effectiveness of our internal control over financial reporting, this material weakness was remediated.

Except for the remediation actions and the material weakness described in this item 15, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. The Code of Business Conduct and Ethics covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The full text of the Code of Business Conduct and Ethics is available on our website at www.corp.ozon.com. Our Russian subsidiaries have also adopted detailed procedures for the implementation and enforcement of the provisions of our Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by JSC “Kept”, our independent registered public accounting firm, for the periods indicated.

(₽ in millions)	For the year ended December 31,
	2022	2021
Audit fees(1)	67	77
Audit-related fees	—	—
Tax fees	—	2
All other fees	—	5

Total fees	67	84

(1)

Audit fees for years ended December 31, 2022 and 2021 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form 20-F or services normally provided in connection with statutory engagements for those fiscal years.

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

•

Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b) and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval (in case of share issuances, if the right to issue shares has been delegated to the board of directors), to take the following actions:

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of JSC “Kept”, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

1.1	Articles of Association of Ozon Holdings PLC.	F-1	333-249810	3.1	November 2, 2020

2.1	Form of Deposit Agreement among Ozon Holdings PLC, The Bank of New York Mellon as depositary, and Owners and Holders of American Depositary Shares issued thereunder.	F-1/A	333-249810	4.1	November 17, 2020

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-249810	4.2	November 17, 2020

2.3	Registration Rights Agreement among Ozon Holdings PLC, Sistema, BVFVNL, Ozon LP and BVSIL, dated November 22, 2020.	20-F	001-39713	2.3	March 30, 2021

2.4	Description of Securities.					*

4.1	Trust Deed between Ozon Holdings PLC and BNY Mellon Corporate Trustee Services Limited, dated February 24, 2021.	20-F	001-39713	4.15	March 30, 2021

4.2†	Rules of the Equity Incentive Plan 2020 (as amended as of May 27, 2022 and amended and restated as of October 18, 2022)	6-K	001-39713	99.1	December 20, 2022

4.2†	Rules of the Equity Incentive Plan 2020.	S-8	333-252457	10.1	January 27, 2021

4.5†	Rules of the Equity Incentive Plan 2018.	S-8	333-252457	10.4	January 27, 2021

8.1	List of Significant Subsidiaries.					*

12.1	Certification of the Chief Financial Officer and Executive Member of the Board of Directors Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished

13.1	Certification of the Chief Financial Officer and Executive Member of the Board of Directors Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of JSC “Kept”, independent registered public accounting firm.					*

101

The following financial information formatted in Inline eXtensible Business Reporting Language (XBRL): (i) consolidated statements of profit and loss and other comprehensive income for the years ended December 31, 2022, 2021 and 2020; (ii) consolidated statements of financial position as of December 31, 2022, 2021 and 2020; (iii) consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020; (iv) consolidated statements of cash flows for the year ended December 31, 2022, 2021 and 2020; and (v) notes to the consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020.

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

Date: April 25, 2023

Ozon Holdings PLC

By:	/s/ Igor Gerasimov
	Name:	Igor Gerasimov
	Title:	Chief Financial Officer, Executive Member of the Board of Directors

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Ozon Holdings PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Ozon Holdings PLC and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission” and our report dated April 25, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Measurement of inventory valuation allowance
As discussed in Note 19 to the consolidated financial statements, the Company had inventories of RUB 34,615 million and an inventory valuation allowance of RUB 3,673 million as of December 31, 2022. As discussed in Note 2.6 (q) and 3, the Company records inventory valuation allowances to write down the cost of inventory to the estimated net realizable value. In determining the write-downs to inventories, the Company considers the historical demand for inventories, expected selling prices and estimated costs necessary to make the sales.
We identified the measurement of inventory valuation allowance as a critical audit matter. Evaluating the net realizable value required subjective and complex auditor judgment, specifically the identification and estimation of costs necessary to make the sale of inventories.

F-2

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
/s/ JSC “Kept”
We have served as the Company’s auditor since 2018.
Moscow, Russia
April 25, 202
3

F-3

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

	Notes	2022	2021	2020
Revenue:
Sales of goods		135,278	120,792	81,414
Service revenue		141,837	57,423	22,936

Total revenue	4	277,115	178,215	104,350

Operating expenses:
Cost of sales		(121,475)	(112,548)	(72,859)
Fulfillment and delivery	6	(122,518)	(76,240)	(30,676)
Sales and marketing	7	(24,508)	(23,535)	(10,015)
Technology and content	8	(22,851)	(12,862)	(4,394)
General and administrative	9	(19,747)	(11,886)	(3,729)
Losses related to the fire incident	10	(10,165)	—	—

Total operating expenses		(321,264)	(237,071)	(121,673)
Operating loss		(44,149)	(58,856)	(17,323)
Loss on convertible bonds	25	(8,567)	—	—
Expected credit losses on financial assets		(348)	—	—
Loss on disposal of non-current assets		(824)	(33)	(35)
Interest expense		(11,860)	(5,802)	(2,115)
Interest income		2,869	1,484	311
Net gain on revaluation of financial instruments at fair value through profit or loss	11	726	6,341	—
Share of profit of an associate	12	289	197	112
Impairment of non-financial assets		(255)	—	—
Foreign currency exchange gain / (loss), net		4,963	(108)	(1,984)
Other non-operating expenses	13	(6)	—	(1,000)

Total non-operating (expense) / income		(13,013)	2,079	(4,711)
Loss before income tax		(57,162)	(56,777)	(22,034)
Income tax expense	14	(1,025)	(2)	(230)

Loss for the year		(58,187)	(56,779)	(22,264)

Other comprehensive income
Items that are or may be reclassified to profit or loss (net of tax):
Exchange differences on translation of foreign operations		(67)	(3)	—
Net other comprehensive loss that may be reclassified to profit or loss		(67)	(3)	—
Other comprehensive income, net of tax		(67)	(3)	—
Total comprehensive income for the year		(58,254)	(56,782)	(22,264)

Basic and diluted loss per share attributable to ordinary equity holders of the parent, RUB	15	(278.7)	(276.1)	(135.1)
Basic and diluted weighted average number of ordinary shares	15	208,752,123	205,619,832	164,605,952
The accompanying notes are an integral part of these consolidated financial statements.

F-
4

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021
(in millions of Russian Rubles)

	Notes	December 31, 2022	December 31, 2021
Assets
Non-current assets
Property, plant and equipment	16	55,754	29,970
Right-of-use assets	17	68,439	39,940
Intangible assets	18	661	1,171
Investments in an associate	12	1,269	1,238
Deferred tax assets		133	80
Other financial assets	21	2,610	2,312
Other non-financial assets	21	1,052	41

Total non-current assets		129,918	74,752

Current assets
Inventories	19	34,615	26,362
Accounts receivable	20	7,151	6,611
Other financial assets	21	3,488	32
Other non-financial assets	21	13,014	4,107
VAT receivable		1,025	3,440
Short-term bank deposits	23	—	17,954
Loans to customers	22	5,141	43
Cash and cash equivalents	23	90,469	108,037

Total current assets		154,903	166,586

Total assets		284,821	241,338

Equity and liabilities
Equity
Share capital	24	12	12
Share premium	24	135,523	134,924
Treasury shares	24	(1)	(1)
Equity-settled employee benefits reserves	30	18,200	7,800
Other capital reserves		(70)	(3)
Accumulated losses		(170,311)	(112,124)

Total equity		(16,647)	30,608

Non-current liabilities
Borrowings	25	38,900	50,577
Lease liabilities	17	64,151	34,770
Derivative liabilities	25	3,000	594
Deferred tax liabilities		21	46
Deferred income	28	230	289
Trade and other payables	26	292	518

Total non-current liabilities		106,594	86,794

Current liabilities
Trade and other payables	26	94,749	89,273
Borrowings	25	55,215	11,539
Lease liabilities	17	10,344	7,697
Taxes payable		1,654	1,077
Accrued expenses	27	8,936	4,716
Contract liabilities and deferred income	28	17,838	9,634
Customer deposits and other financial liabilities	29	6,138	—

Total current liabilities		194,874	123,936

Total liabilities		301,468	210,730

Total equity and liabilities		284,821	241,338

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles)

	Share capital	Share premium	Treasury shares	Equity-settled employee benefits reserve	Other capital reserves	Accumulated losses	Total

As of January 1, 2020	6	32,053	—	541	1,043	(32,826)	817

Loss for the year	—	—	—	—	—	(22,264)	(22,264)

Total comprehensive income for the year	—	—	—	—	—	(22,264)	(22,264)

Issue of ordinary shares, net of transaction costs (note 24)	5	101,353	—	—	—	—	101,358
Issue of shares upon exercise of share-based awards	—	33	—	(33)	—	—	—
Share-based compensation expense (note 30)	—	—	—	644	—	—	644
Convertible loans	—	—	—	—	(1,043)	(255)	(1,298)

As of December 31, 2020	11	133,439	—	1,152	—	(55,345)	79,257

Loss for the year	—	—	—	—	—	(56,779)	(56,779)
Other comprehensive income	—	—	—	—	(3)	—	(3)

Total comprehensive income for the year	—	—	—	—	(3)	(56,779)	(56,782)

Issue of shares upon exercise of share-based awards (note 24)	—	1,485	—	(1,172)	—	—	313
Issue of shares to employee benefit trust (note 24)	1	—	(1)	—	—	—	—
Share-based compensation expense (note 30)	—	—	—	7,820	—	—	7,820

As of December 31, 2021	12	134,924	(1)	7,800	(3)	(112,124)	30,608

Loss for the year	—	—	—	—	—	(58,187)	(58,187)
Other comprehensive income	—	—	—	—	(67)	—	(67)

Total comprehensive income for the year	—	—	—	—	(67)	(58,187)	(58,254)

Issue of shares upon exercise of share-based awards (note 24)	—	599	—	(599)	—	—	—
Share-based compensation expense (note 30)	—	—	—	10,999	—	—	10,999

As of December 31, 2022	12	135,523	(1)	18,200	(70)	(170,311)	(16,647)

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

OZON HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles)

	Notes	2022	2021	2020

Cash flows from operating activities
Loss before income tax		(57,162)	(56,777)	(22,034)
Adjusted for:
Depreciation and amortization of non-current assets	6,9	19,770	9,880	4,963
Interest expense		11,860	5,802	2,115
Interest income		(2,869)	(1,484)	(311)
Foreign currency exchange (gain)/loss, net		(4,963)	108	1,984
Write-downs and losses of inventories		5,591	3,317	482
Loss on disposal of non-current assets		2,157	33	35
Forgiveness of lease payments		—	—	(21)
Share of profit of an associate	12	(289)	(197)	(112)
Changes in expected credit losses		652	(19)	131
Loss on convertible bonds	25	8,567	—	—
Share-based compensation expense	30	10,999	7,820	644
Derecognition and impairment of non-current assets		668	—	—
Net gain on revaluation of financial instruments at fair value through profit or loss	11	(726)	(6,341)	—
Changes in working capital:
Changes in inventories		(13,801)	(14,278)	(5,005)
Changes in accounts receivable		164	(3,125)	(482)
Changes in loans to customers		(5,185)	—	—
Changes in other assets		(9,619)	(7,042)	(481)
Changes in accounts payable and other liabilities		17,921	53,311	26,087
Changes in customer deposits and other financial liabilities		6,138	—	—

Cash (used in) / generated from operations		(10,127)	(8,992)	7,995

Interest paid		(8,345)	(4,485)	(1,356)
Income tax paid		(281)	(149)	(69)

Net cash (used in)/ generated from operating activities		(18,753)	(13,626)	6,570

Cash flows from investing activities
Interest received		2,775	1,267	260
Purchase of property and equipment		(35,422)	(18,680)	(6,714)
Purchase of intangible assets		(391)	(661)	(126)
Proceeds from disposal of property and equipment		204	—	—
Advances on lease contracts not yet commenced		(1,085)	—	—
Dividends received from an associate	12	205	211	—
Placement of bank deposits		—	(17,200)	—
Return of bank deposits		18,297	—	—
Issuance of loans to employees		(623)	(340)	—

Net cash used in investing activities		(16,040)	(35,403)	(6,580)

Cash flows from financing activities
Equity instruments issue proceeds, net of transaction costs		—	—	90,480
Convertible loans issue proceeds		—	—	6,171
Proceeds from exercise of share option		—	313	—
Proceeds from borrowings, net of transaction costs		40,725	10,371	8,711
Proceeds from issue of a convertible bond, net of transaction costs		—	54,499	—
Amounts deposited for the convertible bond restructuring		(2,264)	—	—
Repayment of borrowings		(10,834)	(6,522)	(499)
Payment on principal portion of lease liabilities		(9,233)	(4,769)	(2,296)

Net cash generated from financing activities		18,394	53,892	102,567

Net (decrease)/increase in cash and cash equivalents		(16,399)	4,863	102,557

Cash and cash equivalents at the beginning of the year	23	108,037	103,702	2,994

Effects of exchange rate changes on the balance of cash held in foreign currencies		(1,169)	(528)	(1,849)

Cash and cash equivalents at the end of the year	23	90,469	108,037	103,702

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

1.	CORPORATE INFORMATION
These consolidated financial statements of Ozon Holdings PLC (hereinafter “the Company”) and its subsidiaries (collectively, “the Group”) for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the directors on April
25
, 202
3
.
Ozon Holdings PLC (until October 22, 2020 - Ozon Holdings Limited and until November 8, 2007 - Jolistone Enterprises Limited) is a public limited company that was incorporated on August 26, 1999 under the law of the Republic of Cyprus (“Cyprus”). The Company’s registered office is located at Arch. Makariou III,
2-4,
Capital Center, 9th Floor, 1065 Nicosia, Cyprus.
The Group is a leading
e-commerce
platform that enables third-party sellers to offer their products to consumers through its on-line
marketplace. In addition to the marketplace operation, the Group operates a direct sales business, where the Group offers a wide variety of multi-category consumer products to the general public through the Group’s mobile apps and websites. The Group provides a wide range of additional services, including advertising services, delivery services and financial products to its customers.
The principal subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

		% Equity interest
Subsidiary	Principal activity	2022	2021
Ozon Holding LLC	Holding entity for Russia-based assets	100%	100%
Internet Solutions LLC	Internet retailer of consumer goods	100%	100%
Internet Logistics LLC	Holding entity for financial institutions	100%	100%
ECOM Bank LLC	Banking activities	100%	-
MCC Ozon Credit LLC	Microcredit financing activities	100%	100%
Internet Travel LLC	Internet retailer of travel services	100%	100%
Ozon Technologies LLC	IT services and development	100%	100%
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
shareholders.
The Group has no ultimate controlling party since March 5, 2012.
As of December 31, 2022, the Group’s principal geographic market is Russia.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) on a going concern basis.
The consolidated financial statements have been prepared on a historical cost basis, except for circumstances where IFRS requires another basis of accounting (e.g., fair value)
.

2.2	Going concern
As of December 31, 2022, the Group had cash, cash equivalents and short-term bank deposits of 90,469 (December 31, 2021: 125,991). As of December 31, 2022, the Group had a net current liability position of 39,971 and net asset deficit of 16,647 (December 31, 2021: net current assets position of 42,650 and positive net assets of 30,608). The working capital deficit is primarily driven by classification of liability for convertible bonds of 53,597 as of December 31, 2022 to current liability as further described below and in note 32.2.3. The accumulation of negative net assets is primarily driven by cumulative losses incurred by the Group during the year ending December 31, 2022, including losses related to the fire incident (note 10) and loss on convertible bonds (note 25).

F-
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

There is sufficient liquidity available to the Group to fund operational needs, to settle obligations in a normal course of business and to complete the redemption of the Bonds (note 32.2.3). The Group’s management is committed to perform in accordance with the budget and liquidity plan and is progressing in improving efficiency and reducing the needs for additional funding.
The Group’s management believes that, based on the current budget and operating plan, the existing cash and cash equivalents, short-term deposits, and undrawn credit facilities, are sufficient to meet the Group’s anticipated cash needs for at least the next twelve months. The Group may explore additional financing sources to fund expansion of its business and phase out certain capital expenditures to manage its liquidity needs. Therefore, the Group’s management believes that the Group will retain its ability to continue as a going concern in the foreseeable future. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

F-
9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

2.3	Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has an ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	power over the investee;

●	exposure, or rights, to variable returns from its involvement with the investee;

●	the ability to use its power to affect its returns.
The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
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

2.4	Presentation
During 2022, the Group revised presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of 1,160 from sales and marketing expenses to technology and content expenses, and 280 from general and administrative expenses to technology and content expenses as compared to the amounts reported in 2021.

2.5	New standards, interpretations and amendments adopted by the Group
New and amended standards and interpretations adopted by the Group
There were no new standards, interpretations and amendments effective as of January 1, 2022 that had a material impact on the consolidated financial statements.
New standards and interpretations issued not yet effective
The new and amended standards and interpretations that have been published, but not yet effective, are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standard / Interpretation	Effective date

IFRS 17 Insurance Contracts	1/1/2023

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	1/1/2023

Definition of Accounting Estimate (Amendments to IAS 8)	1/1/2023
The amendments to the standards and interpretations presented are expected to have only an insignificant impact on the consolidated financial statements and are therefore not discussed further.

F-
10

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

2.6	Summary of significant accounting policies

a)	Business combinations
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling
interests in the acquiree.
The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contributes to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
The Group elects on a
transaction-by-transaction
basis to apply the optional test (the concentration test) to assess whether a transaction qualifies as a business.

b)	Investments in associates
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
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

F-1
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

The Group determines the functional currency based on a combination of factors and considers the primary economic environment in which these companies operate, and the related currency, in which they generate and expend its cash flows. Further, if a foreign subsidiary of the Group serves as an extension of operations of its parent or its sister company, its functional currency could be similar to the functional currency of the parent or the sister company.
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
Russian ruble is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of Russia.

d)	Revenue from contracts with customers
The Group evaluates whether it is appropriate to record the gross amount of sales and related costs or the net amount earned as commissions based on a determination of whether it is a principal in providing a good or a service to a customer, or whether it is an agent of another entity. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer. In this context, the Group as a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party to satisfy some or all of the performance obligation on the Group’s behalf.
When the Group is primarily responsible for fulfilling the promise to provide the specified good or service (including responsibility to integrate third party inputs in the specified good or service), bears an inventory risk, has discretion in establishing prices, or has several but not all of these indicators, it controls the specified good or service before that good or service is transferred to a customer and recognizes revenues on a gross basis. When the Group’s performance obligation is to arrange for the provision of the specified good or service by another party, revenues are recorded on a net basis.
Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.
i. Revenue from sales of goods
The Group recognizes revenue from sales of goods on a gross basis as the Group controls goods before the goods are transferred to a customer. Payment for the purchased goods is generally made either before delivery or upon delivery. Revenue is recognized at the point in time when control of the promised goods is transferred to customers, which generally occurs upon delivery to the customers. The Group recognizes revenue net of return allowances when the goods are delivered to customers. Delivery of goods to customers, who place their orders for goods online through the Group’s website and mobile app, is not separately identifiable from sales of goods, and the Group accounts for sales of goods and delivery services to its customers as a single performance obligation.
For certain categories of goods customers have a right to return these goods within a specified period. Return allowances, which reduce revenues from sales of goods, are estimated based on historical experiences.
For goods that are expected to be returned from the customers, the Group recognizes a refund liability (included in Accrued expenses in the consolidated statement of financial position). The liability is measured at the amount the Group ultimately expects it will have to return to the customers. The expectation is based on historical return rates. A right of return asset (included in Inventories in the consolidated statement of financial position) and corresponding adjustment to cost of sales are also recognized for the right to recover products from the customers.

F-1
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

ii. Service revenue
The service revenues primarily consist of revenue from marketplace commissions, advertising revenue, delivery services, financial services, and travel services.
The Group offers a marketplace platform that enables sellers to sell their products through the Group’s website and use the Group’s logistics infrastructure to deliver products to the end-customer.
Marketplace commission represents commission and service fees charged to third-party sellers for arranging a sale of their products through the Group’s online marketplace. Upon sale, the Group charges the third-party sellers a commission fee, which consists of a base fee component and a variable fee component. The base fee is based on the percentage of the selling price depending on the product category and other factors. The variable fee component of the commission is paid by the sellers based on the additional services the Group renders to the sellers in fulfilling its promise to arrange the sale of their products, such as fulfillment and logistics fees for orders processed through the Group’s fulfillment and delivery infrastructure. The Group’s performance obligation with respect to these transactions is to arrange the sale to the end-customer
through the online platform. In the event of product returns, the Group charges a commission to process the return. As the Group’s promise is to arrange the sale of sellers’ products, marketplace commission is recognized on a net basis at the point of delivery of products. The commission revenue is generally withheld by the Group from the payments collected from the customers, either before delivery or upon delivery.
Revenue from additional marketplace services to sellers such as storage fees, product utilization charges, additional fulfillment and logistics services, charges for convenient payment options are recognized upon fulfillment of the respective performance obligations which generally matches the invoicing pattern (monthly or weekly acceptance of services performed over the respective period).
The Group’s advertising services allow customers to place advertisements in particular areas of the Group’s websites at fixed or variable prices (cost per click or cost per view). Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks, when the advertisement has been displayed.
Revenue from paid delivery services for customers is recognized upon fulfillment of the respective performance obligations upon delivery of each individual order. The Group maintains Ozon Premium program, a subscription-based service which provides customers with free delivery, additional discounts and other benefits. The cash collected from the sales of Ozon Premium is initially recorded as deferred revenue (contract liability) in the consolidated statement of financial position and subsequently recognized as revenues over the subscription period (1, 6 or 12 months). Revenue from Ozon Premium is included in delivery revenue.
Revenue from provision of financial services primarily relates to interest income on loans granted to customers and other financial assets of the Group’s fintech operations, including banking and microcredit entities. Such revenue is recognized on an accrual basis using the effective interest rate method. Banking commission revenue is recognized as the related transaction occurs.
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
iii. Financing component in revenue arrangements
The Group allows certain customers to pay for goods in installments generally over a six-month
period. The Group applies the practical expedient and does not adjust the promised amount of consideration for the effects of a significant financing component because the period between the transfer of the promised goods and the payment is less than one year.
iv. Loyalty program
The Group has loyalty points programs which allow customers to accumulate points in connection with the purchase of goods or services on the Group’s marketplace platform that can be redeemed against future purchases, subject to a

F-1
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

certain threshold. Where the loyalty points give rise to a material right to the customer, a portion of the transaction price is allocated to the respective performance obligation based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expired or the likelihood of the customer redeeming the points becomes remote. Generally, the deferred revenue related to loyalty programs is recognized within one year after the reporting date.

v.	Gift certificates
The Group sells gift certificates which can be redeemed to purchase products sold on the Group’s marketplace. The cash collected from the sales of gift certificates is initially recorded as deferred revenue (contract liability) in the consolidated statement of financial position and subsequently recognized as revenue upon the sales of the respective products through redemption of gift certificates. Revenue from unredeemed gift certificates is recognized over the expected customer redemption period (usually 12 months) and included in service revenue.

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
Right-of-use
assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Fulfillment and sorting centers	3-12
Office premises	2-7
Vehicles	3-4
IT and other equipment	3-8
Right-of-use
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

F-1
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Separating components of a contract
As a practical expedient, the Group elected not to separate
non-lease
components from lease components, and instead accounts for each lease component and any associated non-lease
components as a single lease component.
On a
contract-by-contract
basis, the Group determines whether a contract contains several separate leases, or a single lease. Such determination is important in further accounting for contracts where the underlying right to use an asset is transferred to the Group in stages. Should the Group determine that there are several separate leases, the Group accounts for such transfers as separate leases with individual lease commencement dates. In other cases, the Group considers increases in scope of such leases in connection with transfer of right of use as lease modifications.
Leases of
low-value
assets
The Group applies the lease of
low-value
assets recognition exemption to leases that are considered low value. Lease payments on leases of low-value
assets are recognized as expense on a straight-line basis over the lease term.
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
. The deposit is initially accounted for at fair value. The fair value of the deposit is determined based on the prevailing market rate of interest for similar loans, considering the entity-specific creditworthiness, and depending on facts and circumstances, any additional security available to the Group.
When the deposit earns interest below the market rate, the excess of the principal amount of the deposit over its fair value is accounted as a prepaid lease payment. The Group includes this amount in the cost of its right-of-use
asset at the lease commencement date.
Interest on the deposit is accounted for using the effective interest method.
Presentation in the consolidated statements of cash flows
The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities. The Group classifies cash advances and security deposits paid on lease contracts prior to commencement of a lease within investing activities and operating activities, correspondently.

f)	Cost of sales
Cost of sales includes the purchase price of consumer products, vendors rebates and subsidies, write-downs and losses of inventories, cost of travel ticketing, the costs of obtaining and supporting contracts with sellers, and cost of financial service revenues, which primarily consist of interest payable on external financing attracted to finance the loan portfolios.

F-1
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Cost of sales includes expense items which are directly attributable to individual items of own products sold via the platform, or to individual services (including commissions and other auxiliary services) rendered to sellers in connection with a sale of individual items of their products through the Group’s platform. Other expenses attributable to service revenue which are tracked on the basis of different units depending on the fulfillment and logistics process stage (e.g., on the level of orders, parcels or cost centers) are aggregated within the fulfillment and delivery expenses.
The current approach to composition of cost of sales provides a transparent view on direct incremental costs of revenue, which helps to bring the Group’s direct sales and marketplace businesses to a single metric of profitability.
Rebates and subsidies
The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. Vendor rebates typically depend on reaching minimum sales or purchase thresholds for a specified period, or on selling goods at a targeted discount (subsidized by vendor). The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products, and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to price of purchased goods and therefore the Group records such amounts as a reduction of cost of sales when such sales occur and unsold inventory. When volume rebates can be reasonably estimated based on the Group’s past experiences, a portion of the rebates is recognized as the Group makes progress towards the target threshold. Subsidies are calculated based on the volume of products sold throughout the Group and are recorded as a reduction in the cost of sales when the sales have been completed and the amount is determinable.

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
Sales and marketing expenses consist primarily of advertising costs, related employee costs, and other costs aimed at stimulating demand for the Group’s products and services, as well as costs aimed at improving the loyalty of customers. The Group pays commissions to participants in the affiliates program when their customer referrals result in successful product sales and records such costs in sales and marketing expenses. Sales and marketing costs are expensed as incurred.

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

F-1
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

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
Non-market-based
performance criteria are taken into account when estimating the number of share-based awards expected to vest. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting
conditions.
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
When the terms of an equity-settled award are modified to the employee’s benefit, the Company continues to recognize the grant date fair value of the award over the original vesting term. Further, from the modification date through the modified vesting date, the Company recognizes an additional expense for any modification that increases the total fair value of the share-based compensation transaction or is otherwise beneficial to the employee.
Terms of certain share-based awards provide the Group with a discretion to acquire fully vested awards from employees for a cash consideration, which is set by the Group. Should the Group decide to exercise this right, the cash payment is accounted for as the repurchase of an equity interest as a deduction from equity. The Group recognizes an additional expense for the excess value given, i.e., the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued.
Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

l)	Income taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. The Group’s liability for current income tax is calculated using the tax rates that have been enacted or substantively enacted as at the end of the reporting period.
Deferred tax
Deferred income taxes are accounted for under the balance sheet method and reflect the tax effect of temporary differences between the tax basis of assets and liabilities and their carrying amounts in the accompanying consolidated financial statements.
Deferred tax liabilities are recognized for all taxable temporary differences, except:
●
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

F-1
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

●
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

●
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

●
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. A deferred tax asset is derecognized when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. The Group does not apply any thresholds for capitalizing items of property, plant and equipment.
Property, plant and equipment include major expenditures for new assets, improvements and replacement assets that extend the useful lives of assets or increase their revenue-generating capacities. Repair and maintenance costs are expensed as incurred.

F-1
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Land	Indefinite
Buildings	16-50
Engineering facilities	5-30
Warehouse equipment	1-10
Transportation vehicles	4-7
Computer equipment	2-7
Other computer hardware and office facilities	1-10
Other assets	5-20
Leasehold improvements	3-10
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
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less than any accumulated amortization and accumulated impairment losses.
For internally generated assets the Group assesses whether an intangible asset meets the criteria for recognition and classifies the generation of the asset into a research phase or a development phase. If the Group cannot distinguish the research phase from the development phase of an internal project to create an intangible asset, the expenditure on that project is treated as if it were incurred in the research phase only.
Research costs are expensed as incurred. Development expenditure on an individual project are recognized as an intangible asset when the Group can demonstrate:
●	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale.
●	its intention to complete and its ability and intention to use or sell the asset
●	how the asset will generate future economic benefits
●	the availability of resources to complete the asset
●	the ability to measure reliably the expenditure during development
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
Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

p)	Impairment of long-lived assets
The Group assesses at each reporting date whether there is any indication that a long-lived asset may be impaired. If any indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss (if any). Where an individual asset does not generate largely independent cash inflows, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of CGUs is generally determined with a reference to market capitalization of the Company and/or relevant market multiples and adjustments.
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
Inventories, consisting primarily of products available for sale, are accounted for using the weighted average cost method or the cost of each individual item, and are valued at the lower of cost and net realizable value. Net realizable value represents the estimated selling price less estimated costs necessary to make the sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realizable value based on assumptions about the write-down percentage that is applicable to various groups of goods. In determining the allowance percentages on inventories, the Group considers the historical demand for inventories, expected selling prices and estimated costs necessary to make the sale. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write-downs and losses of inventories are recorded in Cost of sales.
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

F-
20

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

s)	Value added tax
Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item.
The net amount of the VAT recoverable from, or payable to, the taxation authority is included as VAT receivable or taxes payable in the consolidated statement of financial position.

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
In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flow. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.
The Group’s financial assets include cash and cash equivalents, short-term deposits, security deposits (accounted for as cash collateral provided to the lessor), loans and accounts receivable. The Group’s financial liabilities include trade and other payables, lease liabilities, loans and borrowings, convertible debt instruments and customer deposits.
Subsequent measurement
Financial assets and financial liabilities at amortized cost
The Group measures financial assets at amortized cost if both of the following conditions are met:

●	the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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
Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

F-2
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

This category includes trade accounts receivable from customers under the Ozon Installment program, which are expected to be derecognized in non-recourse
factoring arrangements, whereby the Group exchanges the account receivables for a cash consideration from financial institutions. The risks and rewards of ownership with respect to such receivables are considered to have been transferred at the point where the financial institutions accepted a tranche of receivables and assumed related risks and rewards of the assets, and therefore the Group derecognizes respective trade accounts receivable in their entirety. The Group retains continuous involvement with the transferred receivables over the life of the transferred receivables as the Group continues to collect cash flows the receivables and has assumed an obligation to pay the received cash flows in full without material delay to the financial institution, acting solely as a collecting agent on behalf of the acquirer of the receivables. The timing of continuous involvement is limited to terms of Ozon Installment program and in general less than 12 months.
Derivatives features of debt instruments, including conversion options, are classified as financial liabilities and are subsequently measured at fair value through profit and loss, while the host liabilities (the “debt components”) are accounted for at amortized cost using market interest rate determined at the date of issuance of such instruments.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or
●
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

●
either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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
Under IFRS 9,
Financial Instruments
ECLs are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

●	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. Where respective balances are material, the Group applies a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The most part of accounts receivable are short-term; therefore forward-looking information is assessed based on subsequent events after the reporting date.
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
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
●
the financial instrument has a low risk of default – when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating
BBB-
or higher, based on Standard & Poor’s and Fitch ratings);

●	the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flow.
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
Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

u)	Convertible debt instruments
Convertible debt instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. In case such a convertible instrument includes a conversion feature, which is separable from the host debt contract, such a feature is separately assessed for classification as a financial liability or as an equity instrument. In such an assessment, the Group considers the definitions of a financial liability, an equity instrument, and a derivative instrument. An instrument is classified as an equity instrument if the instrument includes no contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group. An instrument which will or may be settled in the Group’s own equity instruments is classified as an equity instrument, if it is a non-derivative that includes no contractual obligation for the Group to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the Group exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. In other cases, an instrument is classified as a financial liability.

v)	Reverse factoring arrangements
The Group participates in reverse factoring arrangements under which its suppliers may elect to receive early payment of their invoice from a financial institution by factoring in their receivable from the Group. Under such arrangements, the financial institution agrees to pay the settlement amounts to the participating supplier in respect of invoices owed by the Group and receives settlement from the Group on the due date of the original invoice. Generally, the suppliers carry the commission cost related to such arrangements. From the Group’s perspective, the arrangement does not extend payment terms beyond the standard terms agreed with other suppliers that are not participating in such arrangements. The Group has not derecognized the original liabilities to which the arrangement applies because neither

F-2
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

a legal release was obtained, nor the original liability was substantially modified on entering into the arrangement. The Group includes the amounts factored by suppliers within trade payables because the nature and function of the financial liability remain the same as those of other trade payables. In certain reversed factoring arrangements, the Group carries the cost of arranging such a factoring for its suppliers. For such arrangements, the Group presents related accounts payable separately withing trade accounts payable under “Payables under the reverse factoring arrangements” caption.
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
Judgements
In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that in the foreseeable future the Group will have taxable profits against which tax losses can be utilized. Significant management judgement is required to determine whether the Group has convincing evidence of probable future taxable profit. Further details on income taxes are disclosed in note 14.
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
Inventory valuation
Inventory is valued at the lower of cost or net realizable value. Net realizable value represents the estimated selling price less estimated costs necessary to make the sale. While estimating the costs necessary to make the sale, the Group takes into consideration the costs that are incremental and those costs that it must incur to sell its inventories but are not incremental to a particular sale. Adjustments are recorded to write down the cost of inventory (including slow-moving merchandise and damaged goods) to the estimated net realizable value based on assumptions about the write-down percentage that is applicable to various aging groups of goods. In determining the allowance percentages on inventories, the Group considers the historical demand for inventories, expected selling prices and estimated costs necessary to make the sale. The valuation allowance for inventory represents the difference between the cost of inventory and its estimated net realizable value. The changes in estimates may impact the amount of allowance for inventory that may be required. Further details about inventory valuation allowance are provided in note 19.
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

F-2
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS
4.1 Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:
For the year ended December 31, 2022

	At a point in time	Over time	Total revenue
Sales of goods	135,278	—	135,278
Service revenue:
Marketplace commissions	106,428	—	106,428
Advertising revenue	—	26,268	26,268
Delivery services	5,068	1,219	6,287
Financial services	94	994	1,088
Travel commissions	680	50	730
Other revenue	1,036	—	1,036

Total service revenue	113,306	28,531	141,837

Total revenue	248,584	28,531	277,115

For the year ended December 31, 2021

	At a point in time	Over time	Total revenue
Sales of goods	120,792	—	120,792
Service revenue:
Marketplace commissions	44,345	—	44,345
Advertising revenue	—	9,322	9,322
Delivery services	2,219	531	2,750
Travel commissions	316	113	429
Other revenue	577	—	577

Total service revenue	47,457	9,966	57,423

Total revenue	168,249	9,966	178,215

For the year ended December 31, 2020

	At a point in time	Over time	Total revenue
Sales of goods	81,414	—	81,414
Service revenue:
Marketplace commissions	16,503	—	16,503
Advertising revenue	—	3,965	3,965
Delivery services	1,481	280	1,761
Travel commissions	425	20	445
Other revenue	262	—	262

Total service revenue	18,671	4,265	22,936

Total revenue	100,085	4,265	104,350

F-2
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

4.2 Contract balances
The following table provides information about the Group’s accounts receivable and contract liabilities from contracts with customers:

	2022	2021
Accounts receivable (included in the total accounts receivable in Note 20)	3,172	3,379
Contract liabilities (Note 28)	(17,779)	(9,575)
Contract liabilities include customer advances, unredeemed gift certificates, deferred revenue of Ozon Premium and loyalty points not yet redeemed. The outstanding balances of contract liabilities increased in 2022 due to the continuing increase in the Group’s customer base.
4.3 Right of return assets and refund liabilities
The following table provides information about the Group’s right of return assets and refund liabilities from contracts with customers:

	2022	2021
Right of return assets (Note 19)	396	417
Refund liabilities arising from right of return (Note 27)	(523)	(462)

5.	SEGMENT INFORMATION
For management purposes, the business of the Group is organized into Ozon.ru, the Group’s primary core
e-commerce
business, which is comprised of sales of multi-category consumer products through our application and website and other initiatives and verticals.
These business units are managed separately, and the results of their operations are reviewed by the chief operating decision maker (CODM) on a regular basis for the purpose of making decisions about resource allocation and performance assessment.
Ozon.ru represents over 99%, 99% and 99% of the Group’s revenue for the years ended December 31, 2022, 2021 and 2020, respectively, therefore, the Group presents Ozon.ru as the only reportable segment, as this reflects the consolidated view of operating segments noted above.
The Group uses Adjusted EBITDA to assess results of operations of its segments. The Adjusted EBITDA is calculated as loss for the year before income tax expense, total non-operating
expense/(income), depreciation and amortization, share-based compensation expense and losses related to the fire incident. The following table presents a reconciliation of the Group’s loss for the year to Adjusted EBITDA for each of the years indicated:

	2022	2021	2020
Loss for the year	(58,187)	(56,779)	(22,264)
Income tax expense	1,025	2	230
Total non-operating expense / (income)	13,013	(2,079)	4,711
Depreciation and amortization	19,770	9,880	4,963
Share-based compensation expense	10,999	7,820	644
Losses related to the fire incident	10,165	—	—

Adjusted EBITDA	(3,215)	(41,156)	(11,716)

F-2
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

6.	FULFILLMENT AND DELIVERY EXPENSES

	2022	2021	2020
Employee-related cost	28,235	17,810	8,417
Outsourcing services	26,229	13,709	5,103
Delivery fees	22,929	12,946	3,909
Depreciation and amortization	13,727	7,273	3,690
Transportation services and vehicle maintenance	12,698	9,183	3,367
Fees for cash collection	7,152	7,681	2,795
Premises maintenance and packaging costs	6,034	4,508	1,589
Share-based compensation expense	829	635	53
Other fulfilment and delivery expenses	4,685	2,495	1,753

	122,518	76,240	30,676

7.	SALES AND MARKETING EXPENSES

	2022	2021	2020
Media and advertising	8,108	6,386	1,502
Employee-related cost	8,094	4,813	2,265
Online marketing	2,956	9,578	5,447
Cost of arranging flexible payment option for clients	2,031	753	45
Share-based compensation expense	1,354	1,013	81
Outsourcing services	258	46	115
Other sales and marketing expenses	1,707	946	560

	24,508	23,535	10,015

8.	TECHNOLOGY AND CONTENT EXPENSES

	2022	2021	2020
Employee-related cost	16,695	7,905	3,490
Share-based compensation expense	3,117	2,245	152
IT and telecommunication services	1,589	1,235	615
Production of digital content	405	—	—
Acquisition of in-progress research and development	—	370	—
Other technology and content expenses	1,045	1,107	137

	22,851	12,862	4,394

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2022	2021	2020
Depreciation and amortization	6,043	2,607	1,273
Employee-related cost	5,702	3,416	1,600
Share-based compensation expense	5,699	3,927	358
Professional services	581	678	212
Insurance	179	286	—
Other general and administrative expenses	1,543	972	286

	19,747	11,886	3,729

10.	LOSSES RELATED TO THE FIRE INCIDENT
In August 2022, a fire broke out at the Group’s fulfillment center in the Moscow region, spreading to an area of 55,000 square meters and affecting two of the blocks of the three-block warehouse complex. In connection with the incident, the Group incurred losses of 10,165, which included damages to the Group’s merchandise, losses related to disposal, impairment and derecognition of the Group’s property and equipment, and the third parties’ claims and other expenses.

F-2
7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

The Group had insurance policies for the goods and other assets stored at the impacted premises, as well as the liability for death, injury, or damage to third-party property. The Group is currently in discussions with the insurance companies over the compensation for the sustained damage. Such compensation, if granted, may not be commensurate with the loss sustained. The Group did not recognize any insurance recoveries in 2022.

11.	NET GAIN ON REVALUATION OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2022	2021

Convertion options (note 32.1)	594	6,364
Derivative feature (notes 25 and 32.1)	109	—
Trade accounts receivable (note 32.1)	23	(23)

	726	6,341

12.	INVESTMENTS IN AN ASSOCIATE
The Group has a 42.27% interest in Litres Holdings Limited (together with its subsidiaries “Litres”), which is incorporated and domiciled in Cyprus. Litres is a leading distributor of
e-books
and audiobooks in Russia. Litres is not publicly listed. The Group accounts for the investment in Litres using the equity method.

	December 31, 2022	December 31, 2021
Current assets	1,561	1,141
Non-current assets	296	550
Current liabilities	(1,190)	(1,072)
Non-current liabilities	—	(108)

Net assets of the associate	667	511

Group’s share of net assets - 42.27% (2021: 42.27%)	282	217
Goodwill	964	964
Fair value adjustments (including the effect of the subsequent accounting)	23	57

Group’s carrying amount of the investment	1,269	1,238

The following table summarizes the financial information of Litres as included in its own consolidated financial statements, adjusted for fair value adjustments at acquisition (disclosed below separately) and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group’s interest in Litres.

	2022	2021	2020
Revenue	7,266	6,742	5,077
Profit for the year	724	507	278
Total comprehensive income	724	507	278
The Group’s share of profit before fair value adjustments	306	214	118
Amortization of assets based on their fair values at acquisition	(17)	(17)	(6)

The Group’s share of total comprehensive income	289	197	112

	December 31, 2022	December 31, 2021
Carrying amount of the investment at the beginning of the year	1,238	1,111
Share of total comprehensive income	289	197
Dividends received / receivable	(258)	(70)

Carrying amount of the investment at the end of the year	1,269	1,238

F-2
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

The associate had no contingent liabilities or capital commitments as of December 31, 2022 and 2021.

13.	OTHER NON-OPERATING EXPENSES
In November 2020, the Company and the third-party financial institution reached an agreement relating to an alleged breach of an exclusivity undertaking contained in the term sheet that had been entered into between the Company, its principal shareholders and the financial institution in June 2020. The agreement resolved all disputes and waived any claims against each other relating to the term sheet and confirmed the absence of any known non-contractual
claims between the parties. While the Company did not admit any breach nor concede any liability under the term sheet, the Company agreed under the settlement agreement to pay 1,000 (reported as an operating cash outflow in the consolidated statement of cash flows).

14.	INCOME TAX
The major components of income tax expense for the years ended December 31, 2022, 2021 and 2020 are:

	2022	2021	2020
Current income tax expense	(1,103)	(58)	(111)
Deferred tax benefit/ (expense)	78	56	(119)

Income tax expense for the year	(1,025)	(2)	(230)

A major part of the Group’s
pre-tax
losses and income tax expenses is generated in Russia.
Pre-tax
gains or losses of the Group’s companies in Cyprus mainly relate to revaluation of financial instruments, interest expense and foreign exchange gains and losses and other items which are generally non-taxable
(non-deductible)
in that jurisdiction. These items affect
pre-tax
loss but do not have any impact on income tax expense.
Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2022	2021	2020
Loss before income tax	(57,162)	(56,777)	(22,034)
Income tax benefit calculated at Russia’s statutory tax rate 20%	11,432	11,355	4,407
Effect of unrecognized tax assets	(8,976)	(10,227)	(3,669)
Effect of non-deductible expenses in determining taxable profit	(3,520)	(827)	(438)
Effect of tax provision	(582)	—	—
Effect of foreign exchange gain/(loss) that is exempt from taxation	1,307	58	(255)
Effect of tax rates in foreign jurisdiction	(686)	(361)	(275)

Income tax expense for the year	(1,025)	(2)	(230)

Deferred tax assets have not been recognized in respect of tax losses and other deductible temporary differences in the cumulative amounts of 128,027 and 17,233, respectively, as of December 31, 2022, and tax losses and other deductible temporary differences in the amount of 88,289 and 11,894 as of December 31, 2021. The tax losses in the amount of 127,456 do not expire, whereas tax losses of 9 expires within 1 year, 111 within 2 years, 7 within 3 years,
368 within 4 years and
76 within 5 years. Deferred tax assets have not been recognized in respect of tax losses and other deductible temporary differences, because it is not probable that sufficient taxable profit will be available in the foreseeable future against which the Group will be able to utilize the respective benefits.

9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

15.	LOSS PER SHARE
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
For the year ended December 31, 2022, 2021 and 2020, outstanding share-based awards and financial liabilities with the share settlement features were not included in the diluted weighted average number of ordinary shares calculation because their effect would have been antidilutive.
The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2022	2021	2020
Loss attributable to the parent entity	(58,187)	(56,779)	(22,264)
Effects of the settlement of preference shares classified as equity	—	—	33

Loss attributable to ordinary equity holders of the parent entity	(58,187)	(56,779)	(22,231)

Weighted average number of ordinary shares	208,752,123	205,619,832	164,605,952
Basic and diluted loss per share (RUB)	(278.7)	(276.1)	(135.1)

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Warehouse equipment and vehicle	Computer and other equipment	Construction in progress and advances paid	Total
Historical cost
As of January 1, 2021	80	1,823	8,297	4,979	1,496	16,675
Additions	888	1,176	—	—	18,198	20,262
Transfer	—	—	5,129	6,919	(12,048)	—
Disposals	—	—	(218)	(302)	—	(520)
Translation difference	—	—	—	1	—	1

As of December 31, 2021	968	2,999	13,208	11,597	7,646	36,418

Additions	—	—	—	—	34,896	34,896
Transfer	35	612	17,770	11,843	(30,260)	—
Disposal and derecognition	—	—	(1,171)	(1,169)	(522)	(2,862)
Reclassification to inventories	—	—	(9)	(35)	—	(44)
Translation difference	—	—	(19)	(9)	3	(25)

As of December 31, 2022	1,003	3,611	29,779	22,227	11,763	68,383

Accumulated depreciation and impairment
As of January 1, 2021	—	(213)	(1,647)	(1,812)	—	(3,672)

Charge for the year	—	(40)	(1,460)	(1,698)	—	(3,198)
Disposals	—	—	190	232	—	422

As of December 31, 2021	—	(253)	(2,917)	(3,278)	—	(6,448)

Charge for the year	—	(82)	(3,139)	(3,481)	—	(6,702)
Disposal and derecognition	—	—	244	702	—	946
Impairment	—	—	(391)	—	—	(391)
Translation difference	—	—	—	1	—	1
Other movements	—	—	(23)	(12)	—	(35)

As of December 31, 2022	—	(335)	(6,226)	(6,068)	—	(12,629)

Net book value
Opening balance	968	2,746	10,291	8,319	7,646	29,970

Closing balance	1,003	3,276	23,553	16,159	11,763	55,754

F-
30

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

As of December 31, 2022, the Group pledged part of its property, plant and equipment with a carrying amount of 192 (December 31, 2021: 240) in order to fulfil the collateral requirements for certain Group’s borrowings (note 25). Further, as of December 31, 2022, property, plant and equipment with a carrying amount of 1,728 (December 31, 2021: 1,782) was held under a sale and leaseback arrangement where the legal lessor retains the title to the assets as a security.

17.	LEASES
Set out below are the carrying amounts of the Group’s
right-of-use
assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Office and IT facilities	Warehouse facilities	Pick-up points	Vehicles	Total	Lease liabilities

As of January 1, 2021	3,024	8,938	1,671	946	14,579	15,490
Additions	2,845	15,935	150	1,719	20,649	20,440
Remeasurement and modification	2,190	9,379	110	(12)	11,667	11,490
Disposals	(80)	(126)	(259)	—	(465)	(508)
Depreciation expense	(1,508)	(3,679)	(730)	(571)	(6,488)	—
Translation difference	—	(2)	—	—	(2)	(4)
Interest expense	—	—	—	—	—	2,856
Payments *	—	—	—	—	—	(7,297)

As of December 31, 2021	6,471	30,445	942	2,082	39,940	42,467

Additions	10,508	40,617	42	1,206	52,373	50,860
Remeasurement and modification	(410)	(4,948)	13	—	(5,345)	(5,522)
Disposals	(3,850)	(1,529)	(110)	(20)	(5,509)	(4,996)
Depreciation expense	(3,676)	(7,244)	(673)	(1,080)	(12,673)	—
Interest expense	—	—	—	—	—	8,006
Other movements	—	(15)	—	—	(15)	(1)
Exchange and translation differences	—	(332)	—	—	(332)	(319)
Payments *	—	—	—	—	—	(16,000)

As of December 31, 2022	9,043	56,994	214	2,188	68,439	74,495

*including 6,767 of interest paid during 2022 (2021: 2,528)
The Group recognized variable lease payments of 850 for the year ended December 31, 2022 (2021: 402).
Lease commitments
The Group entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as of December 31, 2022. The lease terms are from 8 months to 12 years. The future undiscounted lease payments for these lease contracts are as follows:

	Within 1 year	1-3 years	3-5 years	More than 5 years	Total
As of December 31, 2022	1,986	8,033	8,906	34,044	52,969
As of December 31, 2021	4,611	19,176	18,273	45,311	87,371
The Group had security deposits related to lease agreements which amounted to 2,028 as of December 31, 2022 and 2,101 as of December 31, 2021, respectively. As of December 31, 2022, the Group subleased certain of its right of use assets in the amount of 1,095 in operating leases (as of December 31, 2021: nil)

18.	INTANGIBLE ASSETS
The intangible assets of the Group primarily consist of software licenses acquired for internal use and a bank license. Software licenses are amortized linearly over the expected period of use within the license term, which generally does not exceed 5 years. For the year ended December 31, 2022, the Group acquired intangible assets with a cost of 173

F-3
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

(year ended December 31, 2021: 1,056). For the year ended December 31, 2022, charges and losses related to derecognition, impairment and disposal of intangible assets amounted to 682 (year ended December 31, 2021: a loss of 203).
In May 2021, the Group completed an acquisition of 100% participation interest in Oney Bank LLC. The purpose of the acquisition was to equip the Group with the necessary license to enhance the Group’s own financial services offering. The total cash consideration for the transaction amounted to 615. The Group concluded that the acquired set of activities and assets does not constitute a business as the substantial fair value of the gross assets acquired is concentrated in a single intangible asset. As a result, the Group reflected this deal as an asset acquisition. On the date of acquisition, the Group recognized the individual identifiable assets acquired and liabilities assumed and allocated 233 to the license intangible assets with indefinite useful life, 375 to cash and cash equivalents, and 7 to non-financial
assets.
As of December 31, 2022, the Group concluded that the recoverable amount of the license is close to nil as, based on the current plans, the Group does not expect to recover the value of this asset through use or sale. Accordingly, in 2022, the Group recognized an impairment loss of 233.

19.	INVENTORIES

	December 31, 2022	December 31, 2021
Merchandise held for resale	36,883	27,106
Other inventories	1,009	752
Right of return assets	396	417
Inventory valuation allowance	(3,673)	(1,913)

	34,615	26,362

In 2022, merchandise held for resale of 113,470 was recognized as cost of sales (2021: 107,410), and other inventories of 4,443 were recognized as other operating expenses (2021: 3,480).
In 2022, inventories were reduced by 1,760 (2021: 831)
as a result of write-downs to net realizable value and other valuation allowances. In addition, in 2022, losses of merchandise held for sale amounted to

3,726
(2021:
2,486
).
The write-downs and the losses of merchandise held for sale were recognized as an expense during the period and were included in cost of sales and losses related to the fire incident.

20.	ACCOUNTS RECEIVABLE

	December 31, 2022	December 31, 2021
Accounts receivable	7,244	6,639
Allowance for expected credit losses and individually impaired receivables	(93)	(28)

	7,151	6,611

Set out below is the movement in the allowance for expected credit losses of accounts receivable:

	2022	2021
Balance at the beginning of the year	(28)	(46)
Allowance for expected credit losses	(88)	(68)
Amounts written off during the year as uncollectable	21	86
Other movements	2	—

Balance at the end of the year	(93)	(28)

Information about the Group’s exposure to credit and market risks is presented in note 32.

F-3
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

21.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

	December 31, 2022	December 31, 2021
Other financial assets
Amounts deposited for the bond restructuring	2,596	—
Security deposits	2,028	2,101
Loans granted to employees	711	243
Other assets	763	—

Other financial assets	6,098	2,344

o ut of which:
Non-current	2,610	2,312
Current	3,488	32
Other non-financial assets
Prepayments	11,982	3,258
Advances on lease contracts not yet commenced	900	—
Prepaid employee benefits	890	730
Tax prepayments	22	42
Claims to suppliers	272	118

Other non-financial assets	14,066	4,148

o ut of which:
Non-current	1,052	41
Current	13,014	4,107

22.	LOANS TO CUSTOMERS

	December 31, 2022	December 31, 2021
Short-term loans to customers
Loans to legal entities and individual entrepreneurs	5,098	43
Loans to individuals	130	—
Allowance for expected credit losses	(87)	—

Short-term loans to customers, net	5,141	43

Set out below is the movement in the allowance for expected credit losses of loans to customers:

	2022	2021
Balance at the beginning of the year	—	—
Allowance for expected credit losses	(87)	—
Amounts written off during the year as uncollectable	—	—

Balance at the end of the year	(87)	—

23.	CASH, CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

	December 31, 2022	December 31, 2021
Short-term deposits	53,090	86,718
Current bank accounts	34,746	18,485
Cash in transit	3,043	2,803
Petty cash	2	31
Allowance for expected credit losses	(412)	—

Cash and cash equivalents	90,469	108,037

Short-term bank deposits with maturity exceeding 3 months	—	17,954
Cash, cash equivalents and short-term bank deposits	90,469	125,991

F-3
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Set out below is the movement in the allowance for expected credit losses of cash and cash equivalents:

	2022	2021
Balance at the beginning of the year	—	—
Allowance for expected credit losses	(412)	—

Balance at the end of the year	(412)	—

Cash and cash equivalents held by the Group’s credit institutions that require a government license to operate as of December 31, 2022 was 13,061 (as of December 31, 2021: 1,030).
Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
As of December 31, 2022 and 2021, the expected credit loss related to cash, cash equivalents, and short-term deposits was measured on a
12-month
expected loss basis and reflects the short maturities of the exposures.
Bank deposits with a maturity exceeding 3 months at the date of initial recognition are presented separately from cash equivalents.

24.	SHARE CAPITAL, SHARE PREMIUM AND OTHER CAPITAL RESERVES
Share capital and share premium

	Quantity			Millions of russian rubles
	Ordinary shares	Treasury shares	Shares outstanding	Share capital	Share premium	Treasury shares

As of January 1, 2021	203,729,960	—	203,729,960	11	133,439	—
Issue of shares upon exercise of share-based awards	483,775	—	483,775	—	9	—
Issue of shares to employee-benefit trust	12,200,000	(12,200,000)	—	1	—	(1)
Release of shares from trust	—	4,108,368	4,108,368	—	1,476	—

As of December 31, 2021	216,413,735	(8,091,632)	208,322,103	12	134,924	(1)

Release of shares from trust	—	501,184	501,184	—	599	—

As of December 31, 2022	216,413,735	(7,590,448)	208,823,287	12	135,523	(1)

Capital reorganization and IPO
In October 2020, pursuant to a special resolution at a general meeting of shareholders, the Company

-	converted all issued redeemable preference shares into ordinary shares and eliminated redeemable preference shares as a separate class of shares; and

-
made a
25-for-1
split of its ordinary shares. All shares,
per-share
amounts and related information in these consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and are presented on a split-adjusted basis; and

-
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

F-3
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

	Authorized		Issued and fully paid
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Ordinary shares of USD 0.001 each	559,999,998	559,999,998	216,413,733	216,413,733
Class A shares of USD 0.001 each	2	2	2	2

	560,000,000	560,000,000	216,413,735	216,413,735

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

25.	BORROWINGS

	Effective interest rate (2022/2021)			December 31, 2022	December 31, 2021
		Currency	Maturity (2022/2021)	Amount incl. accrued interest	Amount incl. accrued interest

Convertible bonds	5.1%/5.1%	USD	2023*/2026	53,597	49,403
Credit facility	13.6%	RUB	2026	37,407	—
Bank loans	10.0%	RUB	2022	—	9,954
Equipment financing	10.5%/9.4%	RUB	2023-2030/2022-2030	3,111	2,759
Total				94,115	62,116

out of which:
Current				55,215	11,539
Non-current				38,900	50,577
* The change in maturity of bonds in 2022 reflects the redemption rights of bondholders as a result of the Delisting Event as discussed below.
Convertible bonds
In February 2021, the Company completed an offering of USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par (the “Bonds”). The Bonds were offered in reliance on Regulation S under the Securities Act through a private placement to institutional investors that are not U.S. persons, outside the United States. Total proceeds from the Bonds amounted to 54,499 net of 988 issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. Under the terms and conditions

F-3
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

of the Bonds, the Bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based on the conversion price set at USD 86.6480. As described in note 32.2.3, in May 2022, under the terms and conditions of the Bonds, the bondholders, who exercised the rights to require redemption, forfeited their conversion rights under the Bonds. Further, in September 2022, the Company entered into a deed poll pursuant to which the Company has undertaken to settle any conversion rights exercised by the bondholders under the terms and conditions of the Bonds in cash until the Bonds are redeemed in full and cancelled.
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
As a result of the Delisting Event (note 32.2.3), the holders of the Bonds were entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. In March 2022, following the Delisting Event, the Company revised the schedule of cash flows underlying the amortized cost of the bonds to reflect the revised contractual maturity. This revision resulted in a remeasurement of the convertible bonds liability and in a reclassification of the revised carrying amount to short-term borrowings. The resulting loss on the convertible bond liability of

8,567
was included in
non-operating
expenses.
In June 2022, the Company did not fund the payment required for the redemption of the Bonds which lead to a default under the terms of the Bonds. The Company and the bondholders have agreed the terms of the Restructuring (note 32.2.3), pursuant to which the Company is required to redeem the Bonds early in accordance with the agreed terms of the Restructuring. As of December 31, 2022, the terms of the Restructuring were not effective as licenses or authorizations (or confirmations that no license is required) from each of the UK, Cyprus and U.S. sanctions authorities were not obtained.
Following May 31, 2022, and through the effective date of the Restructuring the Bonds continued to carry interest at
1.875% per annum.
For the year ended December 31, 2022, foreign currency exchange gain on convertible bonds amounted to 5,472 (2021: exchange loss of 218).
Credit facility
In September 2022, the Group entered into credit facility agreements for a total principal amount of up to

60,000
with third parties (the “Facility”). The facility carries a floating interest rate linked to the Russian key rate or a fixed rate (as determined in each of the credit facility agreements). A portion of interest is payable quarterly in arrears, while the other portion is capitalized on a quarterly basis and is repayable with the principal amount at the maturity of the debt. The principal amount, together with the capitalized interest, is repayable in 2025-
2026
.
The Group incurs fees and commissions in connection with utilization and maintenance of the Facility. Concurrently with the facility agreement, the Group entered into an option contract with one of the creditors, whereby the creditor is eligible for a net payment, either in cash or in the Company’s shares at the discretion of the Company, which is linked to internal rate of return of the Facility and price of the Company’s shares (the “Option”) at the exercise dates. The Option is exercisable, at the discretion of the creditor, from 2024 to 2027. The Facility and the Option are linked transactions and are collectively referred to as the “Financing Arrangement”. The Group’s liabilities under the Facility and the Option contract are partially secured by a pledge over shares in the Group’s key operating subsidiary.
In September and November 2022, the Group drew down
15,000 and 25,000 of principal amount in cash under the Financing Arrangement (the “Tranches”), respectively
 and incurred 339 of the commission expense. At the initial recognition of each tranche, the derivative feature of the Financing Arrangement related to the Option (the “derivative feature”) with the total fair value of 3,109 was classified as a financial liability at fair value through profit and loss, while the host liabilities of the Financing Arrangement (the “debt component”) were initially recognized at fair value with an effective interest rate of 14.3% and 13.5% per annum, correspondently, and were carried after the initial recognition at an amortized cost.
As of December 31, 2022,
20,000
under the Facility remained available to be drawn down for the purposes specified in the facility documentation. In April 2023, the Group drew down 19,900 under the Facility.

F-3
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

As of December 31, 2022, the fair value of the Option was 3,000 and was determined based on the quoted market prices and indexes (level 2 of the fair value hierarchy, significant inputs are: price of the Company’s shares and estimates of the Central Bank of Russia key rate over the life of the instrument) and included in non-current
financial liabilities. The transaction costs of 312 related to the Tranches were allocated to the debt component and the derivative feature. The transactions costs of 27 allocated to the derivative feature were expensed and included in financing expenses.
Bank loans
In August 2021, the Group received 9,900 in cash net of a
one-off
utilization commission of 100 under a
one-year
unsecured loan facility agreement with a third-party bank. The loan facility carrie
d
interest at a nominal rate of 8.5% per year.
The interest was payable on a monthly basis. The principal and the respective interest was repaid in full in August 2022.
In March 2020, the Group received 6,000 in cash under a
one-year
loan facility agreement with a third party. In order to secure financing under the loan, the Group pledged shares of its key operating subsidiary. In January 2021, this loan was repaid in full. The pledge was released in September 2021.
Equipment financing
During 2022, the Group (“the seller-lessee”) entered into the Group entered into sale and leaseback transactions relating to warehouse equipment with the total value of financial liability of 1,185 at the inception date (2021: 471)
The Group pledged part of its property, plant and equipment to fulfil collateral requirements under a sale and leaseback transaction. Refer to note 16 for details.

26.	TRADE AND OTHER PAYABLES

	December 31, 2022	December 31, 2021

Trade payables	48,261	59,417
Payables to third-party sellers on the marketplace platform	41,475	22,215
Payroll payables, including related taxes	3,537	1,100
Payables under the reverse factoring arrangements	1,683	6,874
Other payables	85	185

Total	95,041	89,791

out of which:
Current	94,749	89,273
Non-current	292	518
The average credit period on domestic purchases of certain goods is 1 - 4 months. No interest is charged on the trade payables from the invoice received. Information about the Group’s exposure to currency and liquidity risk in relation to its trade and other payables is included in note 32.
As of December 31, 2022, the total amount of trade payables included the liabilities under arrangements, where suppliers elected to receive early payment of their invoice from financial institutions and where the supplier carries the cost of such an arrangement, amounted to 8,524 (December 31, 2021: 17,175).

27.	ACCRUED EXPENSES

	December 31, 2022	December 31, 2021
Provision for reimbursements to third-party sellers	2,751	755
Holiday provision, including payroll related taxes	2,383	1,731
Employee bonuses, including payroll related taxes	1,967	1,507
Tax provisions	1,268	239
Refund liabilities arising from right of return	523	462
Provision for legal claims	44	22

Total	8,936	4,716

F-37

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

28.	CONTRACT LIABILITIES AND DEFERRED INCOME

	December 31, 2022	December 31, 2021

Customer advances	16,181	7,726
Unredeemed gift certificates	1,451	1,267
Ozon Premium	92	130
Loyalty points program	55	452

Total contract liabilities	17,779	9,575

Upfront fees under ADS program	289	348

Total	18,068	9,923

out of which:
Current	17,838	9,634
Non-current	230	289

29.	CUSTOMER DEPOSITS AND OTHER FINANCIAL LIABILITIES

	December 31, 2022	December 31, 2021

Outstanding balances on current accounts	4,403	—
Short-term financing	1,735	—

Total	6,138	—

Customer deposits consist of balances outstanding on the clients’ current accounts of our banking entity. These instruments bear no interest.
Short-term financing refers to financial instruments attracted by our micro-credit finance entity to invest the loans portfolio. These instruments are carried at amortized cost.

30.	SHARE-BASED COMPENSATION
The Group maintains the 2020 Equity Incentive Plan (the “EIP” or “2020 Plan”) and its predecessor, the 2018 Equity Incentive Plan (the “2018 Plan”). The Group also had the 2018 Equity Incentive Agreement (“2018 EIA”) and a 2009 Stock Option Agreement (“2009 SOA”), awards granted under both of these plans were fully exercised during 2021.
The EIP
The 2020 Plan was approved by the Company’s Board of Directors on December 21, 2020. Awards under the 2018 Plan have been amended and are now subject to the same terms as the 2020 Plan. Subsequently, on January 27, 2021, the Company registered 30,800,000 ordinary shares available for issuance under the 2020 Plan, including in respect of previously granted awards. The EIP authorizes the grant of equity awards in the form of restricted share units (“RSUs”), share appreciation rights (“SARs”) or stock options (“Options”) to employees, consultants and advisors of the Group.
Under the 2020 Plan, all awards will expire on the tenth anniversary of the date of grant or, in the case of an award that has vested but not lapsed, if earlier, 90 days after the date on which the recipient ceases to be an eligible participant or resumption of trading in ADSs on Nasdaq or other internationally recognized stock exchange, whichever is longer. All vested awards remain exercisable until delivery of an acquisition notice by participant to the Company. Awards under the 2020 Plan generally vest over a four-year period. 1/4 of each award vests in twelve months from the grant date, and the remaining 3/4 of each award continue to vest by 1/16 portions at the end of each calendar quarter following the first anniversary of the award. Awards provide the participant with the right to receive ADSs (while ADSs remain listed) immediately upon vesting or any other date after the vesting.

F-3
8

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the contractual arrangement with the recipient remains in place at the time of exercise. The awards do not carry voting rights. The number of shares to which each award relates, and the vesting conditions of awards granted to participants are approved by the Board of Directors.
During 2022 the Company granted to certain employees and directors 9,321,006 SBAs in a form of Restricted Share Units (“RSU”) with zero exercise price (including 500,000 SBAs granted to Mr. Igor Gerasimov, see Note 31). During 2021 the Company granted to certain employees and directors 6,158,277 SBAs in a form of Restricted Share Units (“RSU”) with zero exercise price (including 3,200,000 SBAs granted to Mr. Alexander Shulgin and 80,000 SBAs granted to non-executive
independent directors). Under these grants, each RSU entitles the recipient, subject to vesting and other terms, to receive for no consideration one ordinary share of the Company.
During 2022, 501,184 shares were transferred to EIP participants as a result of SBA exercises with a corresponding reclassification from equity-settled employee benefits reserve to share premium of 599. During 2021, 4,592,143 shares were transferred to EIP participants as a result of SBA exercises with a corresponding reclassification from equity-settled employee benefits reserve to share premium of 1,079. Out of this amount 4,108,368 ordinary shares were transferred from the trust and 483,775 were issued directly from the share capital.
The following table reconciles awards outstanding at the beginning and the end of the year:

	Quantity	Weighted average exercise price per share

Options:
As of January 1, 2021	1,558,275	240

Granted	—	—
Exercised	(1,558,275)	240
Forfeited	—	—
Cancelled	—	—

As of December 31, 2021	—	—

Granted	—	—
Exercised	—	—
Forfeited	—	—

Cancelled	—	—

As of December 31, 2022	—	—
	Quantity	Weighted average exercise price per share
SARs:

As of January 1, 2021	523,814	257

Granted	—	—
Exercised	(249,875)	255
Forfeited	—	—
Cancelled	—	—

As of December 31, 2021	273,939	256

Granted	—	—
Exercised	(49,475)	260
Forfeited	—	—
Cancelled	—	—

As of December 31, 2022	224,464	256

Exercisable as of December 31, 2022	224,464	256

9

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

	Quantity	Weighted average grant date fair value per share

RSUs:
As of January 1, 2021	10,410,587	1,047
Granted	6,158,277	3,687
Exercised	(2,825,866)	308
Forfeited	(358,222)	2,022
Cancelled	(1,369)	3,986

As of December 31, 2021	13,383,407	2,366

Granted	9,321,006	2,070
Exercised	(461,037)	1,340
Forfeited	(2,094,293)	1,978
Cancelled	—	—

As of December 31, 2022	20,149,083	1,798

Exercisable as of December 31, 2022	7,025,814	1,430
The weighted average share price at the date of exercise for 2022 year amounted to 1,535 RUB and 1,006 RUB for RSUs and SARs, respectively.
The average remaining contractual life for options outstanding comprises
8.5
and
8.8 years as of December
 31, 2022 and 2021, respectively.
Stock-based compensation expense
The following table summarizes total stock-based compensation expense by function for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020

Fulfillment and delivery	829	635	53
Sales and marketing	1,354	1,013	81
Technology and content	3,117	2,245	152
General and administrative	5,699	3,927	358

	10,999	7,820	644

Measurement of fair values
The fair values of awards granted in 2020 have been measured using the Black-Scholes model. The weighted average inputs used in the measurement of the fair values at grant date of the equity incentive plans for the year ended December 31, 2020 was as follows:

2020

Expected annual volatility	48%
Expected term, years	4
Dividend yield	None
Risk-free interest rate	5.7%
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Dividend yield.
The expected dividend yield is nil, the Company did not declare any dividends in the prior years and does not have any plans to pay dividends in the near term.
Risk-free rates
were assessed based on Russian government bonds yield.
Fair value of ordinary share
Subsequent to the Company’s IPO in November 2020 and through March 2022, the fair value of ordinary shares was determined on the grant date using the closing price of the Company’s ADS traded on Nasdaq. From March 2022, after the price on Nasdaq became unavailable, the fair value of ordinary shares was determined on the grant date using the closing price of the Company’s ADS traded on Moscow Stock Exchange (MOEX). As employees are not entitled to dividends declared during the vesting period, the Group takes into consideration the impact of the dividend forfeiture in its estimate of the fair value of RSUs granted during the period. For the RSUs granted for 2021-2022, the impact of dividend forfeiture was assessed as not material to the valuation.

31.	RELATED PARTIES
The following table provides the total amounts of transactions that have been entered into with related parties for the year ended December 31, 2022, 2021 and 2020, as well as balances with related parties as of December 31, 2022 and 2021.

		Sales to related parties	Purchases from related parties	Amounts owed by related parties*	Amounts owed to related parties*
Associate:
Litres	2022	7	—	53	—
Litres	2021	7	1	1	2
Litres	2020	6	11	144**	2

Entities with significant influence over the Group:
Sistema	2022	105	1,999	10	1,020
Sistema	2021	114	553	6	973
Sistema	2020	—	193	—	9
* The amounts are classified as accounts receivable and trade payables, respectively.
** Including 141 of accrued but not paid dividends for the year ended December 31, 2020.
Purchases from Sistema group of companies relate primarily to purchases of telecommunication services (phone service, internet, etc.), software products, payment processing services, agency services (cash collection from the Group’s customers), and factoring services.
Purchases from Litres include subscriptions for the
e-books’
library. Sales to Litres include commissions for participation in the Group’s affiliates program where the Group’s customer referrals result in successful sales by Litres.
Certain Russian subsidiaries of the Group have opened accounts at a subsidiary of Sistema. As of December 31, 2022, the total cash balance of the Group’s cash and cash equivalents deposited with the subsidiary of Sistema was 6,047 less expected credit losses of 43 (December 31, 2021: cash and cash equivalents of 3 less expected credit losses of nil). The Group received interest income of 151 during the year ended December 31, 2022 (2021: nil).

F-4
1

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

During 2021, a Russian subsidiary of the Group entered into factoring arrangements with a subsidiary of Sistema. As of December 31, 2022, outstanding liabilities under such arrangements amounted to 886 (as of December 31, 2021: 782). The respective factoring charges for the year ended December 31, 2022 of 1,123 (2021: 111) were included in purchases in the table above.
Outstanding balances with related parties at the
year-end
are unsecured and carry market interest (where applicable), settlement is generally made in cash. For the year ended December 31, 2022, the Group did not incur material expected credit losses or impairments relating to amounts owed by related parties (2021: nil).
During the year ended December 31, 2022 the Group received 258 of dividends from its associate (during the year ended December 31, 2021: 70).
Transactions with key management personnel
The remuneration of key management personnel for the year ended December 31, 2022, 2021 and 2020 amounted to:

	2022	2021	2020
Short-term employee benefits (i)	32	90	53
Share-based compensation expense (ii)	1,540	2,390	224

	1,572	2,480	277

i.	Short-term benefits include salaries, bonuses, paid annual leave and social security contributions.
ii.	Amounts related to the participation of the key management personnel in the incentive scheme posted in consolidated statements of profit or loss and other comprehensive income.
On April 7, 8 and 13, 2022, Australia, the European Union, the United Kingdom and Switzerland, respectively, imposed asset freeze sanctions on Mr. Alexander Shulgin, then-CEO
of our Group and an Executive Director of our board of directors. On April 11, 2022, Mr. Shulgin resigned from our board of directors and is no longer CEO of our Group. Mr. Igor Gerasimov, Chief Financial Officer of our Group, replaced Mr. Shulgin as an Executive Director on our board of directors. On April 28, 2022, Mr. Shulgin resigned from his position as the General Director of our key Russian operating subsidiary and our Russian holding company.

F-4
2

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

32.	FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT
32.1 Financial assets and financial liabilities
The following table shows the carrying amounts of financial assets and financial liabilities.

	December 31, 2022	December 31, 2021

Financial assets measured at amortized cost
Cash and cash equivalents (note 23)	90,469	108,037
Accounts receivable (note 20)	6,693	6,015
Loans to customers (note 22)	5,141	43
Short-term bank deposits (note 23)	—	17,954
Other financial assets (note 21)	6,098	2,344
Financial assets measured at fair value through profit and loss (on a recurring basis)
Accounts receivable (note 20)	458	596

Total financial assets	108,859	134,989

Financial liabilities measured at amortized cost
Trade and other payables (note 26)	91,504	88,691
Lease liabilities (note 17)	74,495	42,467
Convertible bonds (note 25)	53,597	49,403
Borrowings (note 25)	40,518	12,713
Customer deposits and other financial liabilities (note 29)	6,138	—
Financial liabilities measured at fair value through profit and loss (on a recurring basis)
Derivative feature in the credit facility (note 25)	3,000	—
Conversion options (note 25)	—	594

Total financial liabilities	269,252	193,868

As of December 31, 2022, management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values, except for the financial liabilities related to the convertible bonds. The fair value of assets and liabilities as of December 31, 2022, including those measured at fair value on a recurring basis, are presented in the following tables:

	Fair value	December 31, 2022	December 31, 2022
		Carrying value	Fair market value

Financial assets measured at fair value through profit and loss on a recurring basis
Accounts receivable	Level 3	458	458

Financial liabilities measured at amortized cost
Convertible bonds (note 25)	Level 2	53,597	36,281
Financial liabilities measured at fair value through profit and loss (on a recurring basis)
Derivative feature in the credit facility (note 25)	Level 2	3,000	3,000

Total financial liabilities		56,597	39,281

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

F-4
3

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

For assets and liabilities that are recognized at fair value on a recurring basis, during 2022, the Group determined that no transfers between the levels in the fair value hierarchy have occurred (2021: none). During 2022, there were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements, except for the changes necessary to determine fair values of new types of instruments acquired during the period.
The fair value of accounts receivable held for sale is determined in accordance with the transaction prices for similar instruments. In 2022 the Group recognized the gain on revaluation of such receivables in the amount of 23 (2021: loss of 23).
The fair value of derivative feature in the Credit facility is determined based on the quoted prices of the Company’s shares in active markets as well as other observable market inputs underlying or derived from the quoted market prices of the instruments, using conventional option pricing methodology with a reference to the Groups credit spread, volatility of the Company’s share price, and forward risk-free interest rates and Russian key rate.
The trading of the Company’s ADSs on the NASDAQ Global Select Market was suspended on February 28, 2022 and remains suspended throughout the date of these consolidated financial statements. The closing price of the ADSs as at the latest trading date on the NASDAQ was USD 11.60 per ADS, which is significantly lower than the conversion price for the bonds. As described in note 32.2.3, under the terms and conditions of the Bonds, the bondholders, who exercised the rights to require redemption, forfeited their conversion rights under the Bonds. Further, in September 2022, the Company entered into a deed poll pursuant to which the Company has undertaken to settle any conversion rights exercised by the bondholders under the terms and conditions of the Bonds in cash until the Bonds are redeemed in full and cancelled. Accordingly, the conversion options were derecognized as of December 31, 2022. As of December 31, 2021, the fair values of conversion options and liability component of the convertible bonds were derived from the quoted prices in active markets for the respective liabilities as well as market inputs underlying or derived from the quoted market prices of the instruments using discounted cash flow and option pricing methodology with a reference to the Groups credit spread and volatility of the Group’s share price. The inputs include the Group’s credit spread and market value of the Bonds.
As of December 31, 2022, the fair values of
non-derivative
financial liability related to convertible bonds measured at amortized cost are determined in accordance with the publicly available terms of restructuring (note 32.2.3) on a discounted cash flow basis.
32.2 Financial risk management
The Group is exposed to risks that arise from financial instruments. The Group has exposure to a market risk, a credit risk and a liquidity risk.
There have been no substantial changes in the Group’s exposure to financial instrument risks, its objectives for using financial instruments, its policies, and processes for managing the risks arising from financial instruments, or the methods used to measure the exposures as compared to the previous period, except for as applied to new exposures from new financial instruments.
32.2.1 Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices underlying the value of the instrument. Market risks, which mostly impact the Group, comprises of:
-	interest rate risk as related to floating rate debt (note 25),
-	currency risk as related to financial assets and liabilities at amortized cost denominated in foreign currencies,
-	risk related to fluctuations of market variables underlying the fair value of financial instruments carried at fair value through profit and loss (note 25).
The Group does not enter any derivative or
non-derivative
financial instruments to manage its exposure to foreign currency risk and interest rate risk, except for placing foreign currency deposits to reduce and exposure from open foreign currency positions.

F-4
4

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates arises primarily from the floating rate debt described in Note 25. The interest expense on the debt element of the credit facility is linked to the Central Bank key rate. For other instruments the interest rate risk is currently limited as the Group manages its interest risk by contracting its cash deposits and its borrowings at fixed rates of interest. However, growth in rates may limit the Group’s ability to attract new financing on commercially sensible terms as well as it may impact fair values of the Group’s financial assets carried at amortized cost.
Interest rate sensitivity
A reasonably possible increase of 50 basis points in interest rates would have resulted in 169 future increases of interest expense for the years ended December 31, 2022. The same decrease in interest rates would have resulted in 169 decreases of interest expenses for the years ended December 31, 2022. There will be no material impact on equity.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of instruments denominated in foreign currency will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates to the Group’s financing activity (borrowings and lease liabilities in foreign currencies), investing activities (capital investments and short-term deposits in foreign currency) and operating activities (sales, expenses and related settlement balances are denominated in a foreign currency).
The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	USD denominated
	2022	2021

Assets	31,578	69,192
Liabilities	(54,233)	(50,595)

Net position	(22,655)	18,597

There were no material open currency positions in other currencies.
The Group keeps part of its cash and cash equivalents in USD interest-bearing accounts to reduce the impact of USD exchange rate fluctuations on the open position in USD.
Foreign currency sensitivity
The following table demonstrates the sensitivity of the Group’s results to a reasonably possible change in the USD exchange rates, with all other variables held constant. The table provides information about the impact on the Group’s profit before tax due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rates	Effect on profit or loss before tax (loss)/gain

Year ended December 31, 2022
USD	+30%/-30%	(6,796) / 6,796

Year ended December 31, 2021
USD	+50%/-50%	9,299 / (9,299)

F-4
5

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Risk related to fluctuations of market variables underlying the fair value of financial instruments
The fair value of derivative feature in the Credit facility is affected by the Company’s share price at MOEX and its volatility, as well as forward risk-free interest rates.
Sensitivity to fluctuations in the Company’s shares price
The following table demonstrates the sensitivity of loss before tax to a reasonably possible changes in key factors:

Reasonably possible shift in Ozon share price	Reasonably possible shift in interest rate	Reasonably possible shift in volatility of shares	Effect on profit or loss before tax (2022)

Increase by 10%	—	—	(465)
Decrease by 10%	—	—	461
—	Increase by 100 b.p.	—	82
—	Decrease by 100 b.p.	—	(79)
—	—	Increase by 10%	(285)
—	—	Decrease by 10%	381
32.2.2 Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or a contract with customer, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily, accounts receivable and loans to customers) and from its cash, cash equivalents and short-term deposits held with banks and other financial instruments.
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2022	December 31, 2021

Cash and cash equivalents (note 23)	90,469	108,037
Accounts receivable (note 20)	7,151	6,611
Loans to customers (note 22)	5,141	43
Short-term bank deposits (note 23)	—	17,954

	102,761	132,645

Accounts receivable and loans to customers
The Group’s accounts receivable and loans to customers do not include individually material balances where a concentration of credit risk might present.
The Group’s accounts receivable mainly consist of amounts due from vendors (advertising services, rebates and subsidies) and amounts due from customers. Accounts receivable owed by vendors carry low credit risk because the debtors have a strong capacity to meet their contractual obligations as well as there are usually counter liabilities which reduce the net exposure of the Group under such contracts. The credit risk on receivable from other customers does not create a material exposure due to a prudent scoring of customers for credit as well as a short-term nature of such receivables.
Loans to customers primarily consist of short-term loans to sellers and other legal entities. The Group maintains strict policy to screen potential borrowers to manage the credit exposure. Further, the Group does not allow for material concentrations in the loan portfolio.

F-4
6

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Cash, cash equivalents and short-term deposits
The Group held cash, cash equivalents and bank deposits of 90,469 on December 31, 2022 (2021: 125,991). The cash, cash equivalents and short-term bank deposits are primarily held with banks, with strong credit quality based on available rating information.
With respect to the Group’s cash and cash equivalents and short-term bank deposits, the Group’s liquidity policy prescribes to limit credit risk by setting maximum concentration per financial institution. Cash must be deposited in at least three banks.
The negative impact of the geopolitical crisis surrounding Ukraine (note 34) on the Russian economy is likely to increase the credit risk for many of the Group’s customers, which will result in additional amounts of expected credit losses to be recognized in future. In March 2022, top rating agencies, including Fitch and Moody’s, have withdrawn Russian sovereign ratings and stopped covering ratings of entities based in Russia. The withdrawal of ratings increases uncertainty with respect to the credit risk of the Group’s counterparts.
32.2.3 Liquidity risk
Liquidity risk is the risk that the Group will not be able to settle its liabilities as they fall due. The Group manages liquidity risk by maintaining adequate liquidity reserves and securing borrowing facilities. The Group continuously monitors actual cash flows and adjusts its cash flow forecasts to match the maturity profiles of financial assets and liabilities.
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
2022
Trade and other payables	94,781	122	116	167	95,186
Borrowings	55,582	2,850	57,231	903	116,566
Lease liabilities	18,699	34,557	23,926	45,159	122,341
Customer deposits and other financial liabilities	6,144	—	—	—	6,144

Total financial liabilities	175,206	37,529	81,273	46,229	340,237

	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
2021
Trade and other payables	89,322	328	122	222	89,994
Borrowings	12,328	3,217	57,881	1,218	74,644
Lease liabilities	11,794	20,500	12,900	12,507	57,701

Total financial liabilities	113,444	24,045	70,903	13,947	222,339

7

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

The trading of the Company’s ADSs on the NASDAQ Global Select Market was suspended on February 28, 2022 and remained suspended as of the date these consolidated financial statements were authorized for issue. Under the terms and conditions of the Company’s
USD 750 million 1.875% senior unsecured convertible bonds due 2026
(the “Bonds”), this trading suspension constituted a “Delisting Event” entitling the holders of the Bonds to exercise their rights to require redemption of their Bonds by way of giving the Company an irrevocable notice. The Delisting Event under the Bonds occurred following the close of trading on March 8, 2022. Under the terms and conditions of the Bonds, the bondholders, who exercised the rights to require redemption, forfeited their conversion rights under the Bonds.
A substantial portion of bondholders exercised the right to require redemption and was entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which was May 31, 2022. Due to, among other things, uncertainty around the impact of restrictions under the recently enacted Russian capital control and protection measures on the ability to transfer cash funds outside of Russia from the Company’s Russian subsidiaries to the Company, the Company did not have sufficient liquidity available at the relevant time to fund payments required for the redemption of the Bonds. The Company consequently did not fund the payment required for the redemption of the Bonds. On June 14, 2022, this failure to fund the payment and redeem the Bonds became an “Event of Default” under the terms and conditions of the Bonds. In addition, a further Event of Default occurred 14 days after the Company failed to make the interest payment due under the Bonds on August 24, 2022.
Following the Delisting Event, the Company and an ad hoc group of unaffiliated holders of the Bonds have reached an agreement with respect to the terms of a restructuring of the Bonds, according to which the terms of the Bonds shall be amended through a consent solicitation process to allow the Company to redeem the Bonds as follows:
(i) if the relevant bondholder is outside the United States (“US”) and a non-US person and elects for redemption in Rubles, at an amount in Rubles representing
83

per cent. of the principal amount outstanding of the Bonds (converted into Rubles at the USD/RUB exchange rate of the Central Bank of Russia as of September 23, 2022) plus accrued interest up to (including) August 24, 2022 (which amount was subsequently increased to the interest accrued up to the settlement date for USD redemption); or
(ii) if the relevant bondholder is in the US or a US person, elects for redemption in US dollars or does not make an election, at an amount in US Dollars representing

65

per cent. of the principal amount outstanding of the Bonds plus accrued interest up to (including) August 24, 2022 (which amount was subsequently increased to the interest accrued up to the settlement date for USD redemption) (the “Restructuring”).
In September 2022, to support implementation of the Restructuring, the Company and certain bondholders entered into lock-up
agreements, pursuant to which each
non-sanctioned
bondholder party to or who has acceded to the relevant
lock-up
agreement prior to 4.00 p.m. (London time) on October 28, 2022, was eligible to receive a lock-up
fee in the amount of 1.0625 per cent. of
th
e principal amount of its Bonds, payable upon completion of the Restructuring. Further, in September 2022, the Company entered into a deed poll pursuant to which the Company has undertaken to settle any conversion rights exercised by the bondholders under the terms and conditions of the Bonds in cash until the Bonds are redeemed in full and cancelled.
In October 2022, holders of over 75%
in principal amount of the Bonds outstanding voted in favor of the resolutions and approved certain consents and amendments to the terms and conditions of the Bonds to implement the Restructuring (the “Consents and Amendments”). By December 31, 2022, the Company obtained U.S. and Cyprus sanctions licenses regarding the Restructuring, and in March 2023 the UK sanctions authority published general license regarding
the Restructuring and its implementation.
Under the terms of the Restructuring, the Consents and Amendments became effective on the date when the licenses or authorizations under any sanctions were obtained from the UK, Cyprus and U.S. sanctions authorities, which was March 29, 2023. The Company has estimated that the total redemption payments for the Bonds will amount t
o approximately
40,900 (as determined in accordance with the Consents and Amendments and translated with the exchange rate as of April 1
9
, 20
23: RUB 81.6
).

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

The Company has funded the redemption primarily by upstreaming funds from its Russian subsidiaries and it has obtained the relevant approvals from the Ministry of Finance of the Russian Federation to allow such upstreaming. As of the date these consolidated financial statements were authorized for issue, the Company redeemed 94% of principal amount of the Bonds for the total redemption payment of approximately
38,600
(at the exchange rate as at the payment date).
In accordance with the terms of the Restructuring, the trust deed relating to the Bonds and all ancillary documents relating to the Bonds shall terminate on the date when the Company announces the cancellation date for the Bonds, except for a deed poll issued by the Company allowing the holders of the Bonds who have not participated in the Restructuring to make claims for payment of redemption amounts in accordance with the terms and conditions of that deed poll.
32.3 Changes in liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Borrowings	Derivative liabilities	Lease liabilities	Total
As of January 1, 2022	62,116	594	42,467	105,177
Financing cash flows	29,891	—	(9,233)	20,658
Leases (non-cash)	—	—	40,342	40,342
Bifurcation of derivative features (non-cash)	(3,109)	3,109	—	—
Change in FV (non-cash)	—	(703)	—	(703)
Loss on convertible bonds (non-cash)	8,567	—	—	8,567
Exchange difference (non-cash)	(5,472)	—	(320)	(5,792)
Accrued but not paid interest	2,122	—	1,239	3,361

As of December 31, 2022	94,115	3,000	74,495	171,610

	Borrowings	Conversion options	Lease liabilities	Total
As of January 1, 2021	9,448	—	15,490	24,938
Financing cash flows	58,348	—	(4,769)	53,579
Leases (non-cash)	—	—	31,423	31,423
Bifurcation of derivative features (non-cash)	(6,958)	6,958	—	—
Change in FV (non-cash)	—	(6,364)	—	(6,364)
Exchange difference (non-cash)	219	—	—	219
Accrued but not paid interest	1,059	—	323	1,382

As of December 31, 2021	62,116	594	42,467	105,177

The Group classifies interest paid as cash flows from operating activities.

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

32.4 Capital management
The Group manages its capital to ensure that the Group and the entities within the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
The capital structure of the Group consists of net debt (borrowings less cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position).
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
No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021 except for as applied to new exposures.
Capital adequacy ratios for the Group’s credit entities
LLC Ecom Bank (“Ecom Bank”) and MCC Ozon Credit LLC (“MCC”) are credit institutions within the Group. Ecom Bank and M
CC
are subject to regulations of the Central Bank of Russia (“CBR”), which require commercial banks and other credit institutions to comply with various minimum capital adequacy ratios. The Group’s aim in managing the adequacy of capital of the credit institutions is to ensure their ability to fulfill the goals for the strategic growth with unconditional compliance with the requirements for the adequacy of capital.
As of December 31, 2022, the actual capital adequacy ratios of Ecom Bank as calculated on the basis of statutory standalone financial statements were within the limits set by CBR (4.5% for the base capital, 6.0% for the main capital, 8.0% for the own capital):

	December 31, 2022	December 31, 2021

Capital adequacy ratios
- Base capital H1.1	90.7%	n/a**
- main capital H1.2	90.7%	n/a**
- own capital H1.0	90.7%	n/a**
** - the Bank was established in March 2022.
As of December 31, 2022, the capital adequacy ratio of M
CC
 as calculated on the basis of statutory standalone financial statements were 15.22 % which is within the limits set by CBR (2021: 47.74%)

33.	CONTIN G ENCIES
Legal proceedings
The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in aggregate, a material adverse impact on the Group. Management believes that the resolution of all current and potential legal matters will not have a material adverse impact on the Group’s financial position or operating results. As of December 31, 2022, the Group estimates that a contingent liability related to the current and potential legal matters, where a cash outflow is possible, amounts to approximately 192 (2021: 84).
The Russian Federation tax and regulatory environment
The taxation system in the Russian Federation continues to evolve and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. The management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

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
As of December 31, 2022, the Group estimates that possible exposure in relation to the above-mentioned risks, as well as other tax risks, that are more than remote, but for which no liability is required to be recognized, amounts to approximately 800 (as of December 31, 2021: 371). This estimation should not be considered as an estimate of the Group’s potential tax liability.

34.	RISKS AND UNCERTAINTIES RELATED TO CURRENT ENVIRONMENT
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
The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine and further regulatory countermeasures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In response to the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, including the prohibition on transactions with the Central Bank of Russia, blocking of assets and cutting off certain Russian banks from SWIFT; businessmen and their assets; and oil, defense and other state-owned companies, as well as export and import restrictions. In response, Russia identified a number of countries, including the United States, all European Union member states and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability of Russia.
Due to the restrictions under the recently enacted Russian capital controls and protection measures, the Company is currently restricted from upstreaming cash funds from the Company’s Russian subsidiaries to the Company without an approval from a government committee. Further, the Group’s two banking legal entities were included in a list of entities for which Russian Presidential Decree restricts transactions with equity instruments without a specific permission from the President of the Russian Federation.
As potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to evolve rapidly, unpredictable and outside the control of the Group it is difficult to accurately predict the full impact of the sanctions that were introduced, or any measures taken by the Russian government in response to such sanctions.

35.	CONDENSED SEPARATE FINANCIAL INFORMATION OF OZON HOLDINGS PLC
As of December 31, 2022, the Company was restricted from remitting funds in the form of cash dividends, loans, or advances from its Russian subsidiaries due to an uncertainty around an impact of restrictions on transferring cash funds outside of Russia under the recently enacted Russian capital control and protection measures. As of December 31, 2022, the restricted net assets of consolidated subsidiaries amounted to 17,793. Accordingly, separate condensed financial information of the Company have been presented below, in accordance with Rule
5-04
and Rule
12-04
of SEC Regulation
S-X.
Investments in subsidiaries and associate in the Company’s condensed separate financial information are recognized at cost.

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Condensed statements of financial position:

	December 31, 2022	December 31, 2021
Assets
Non-current assets
Investments in subsidiaries	166,346	128,348
Investment in an associate	1,201	1,201
Non-current financial assets at amortized cost	14,009	30
Other non-current assets	1	46

Total non-current assets	181,557	129,625

Current assets
Other current assets	487	184
Current financial assets at amortized cost	25,848	8
Short-term bank deposits	—	17,830
Cash and cash equivalents	5,064	51,419

Total current assets	31,399	69,441

Total assets	212,956	199,066

Equity and liabilities
Total equity	159,023	148,615

Non-current liabilities
Convertible bonds	—	48,358
Conversion options	—	594
Other liabilities	230	323

Total non-current liabilities	230	49,275

Current liabilities
Convertible bonds	53,597	1,045
Other liabilities	107	131

Total current liabilities	53,704	1,176

Total liabilities	53,934	50,451

Total equity and liabilities	212,956	199,056

Condensed statements of profit or loss and other comprehensive income:

	2022	2021	2020

Dividend income from an associate	258	70	141
Interest income	671	62	—
Net gain on revaluation of conversion options	594	6,364	—
Loss on convertible bonds	(8,567)	—	—
Interest expense	(1,666)	(2,067)	(9)
Foreign currency exchange gain/(loss), net	10,199	477	(2,055)
Administration and other expenses	(658)	(878)	(79)
Impairment loss on financial assets	(1,479)	(2)	—
Other income	59	62	6
Other expense	—	—	(1000)

(Loss)/profit before tax	(589)	4,088	(2,996)

Tax expense	(1)	—	—

(Loss)/profit for the year	(590)	4,088	(2,996)

Total comprehensive income	(590)	4,088	(2,996)

OZON HOLDINGS PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in millions of Russian Rubles, unless otherwise stated)

Condensed statements of cash flows:

	2022	2021	2020
Net cash used in operating activities	(1,353)	(1,150)	(1,048)
Net cash used in investing activities	(44,222)	(67,941)	(28,272)
Net cash (used in)/ generated from financing activities	(2,269)	54,809	96,693

Net (decrease)/increase in cash and cash equivalents for the year	(47,844)	(14,282)	67,373

Cash and cash equivalents at the beginning of the year	51,419	65,645	167
Effects of exchange rate changes on the balance of cash held in foreign currencies	1,489	56	(1,895)

Cash and cash equivalents at the end of the year	5,064	51,419	65,645

As of December 31, 2022 and 2021 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements.

36.	EVENTS AFTER THE REPORTING DATE
In January 2023, the Group acquired certain fully vested share-based awards from the program participants for a cash consideration of approximately 1,820.
On March 15, 2023, the Listing Qualifications Staff of Nasdaq (the “Staff”) notified the Group that it had determined that the Company’s securities would be delisted from The Nasdaq Stock Market as of March 24, 2023, unless the Group appeals the Staff’s determination. On March 21, 2023, the Group submitted a request for a hearing to appeal such determination. Under the Nasdaq Listing Rules, a hearing will be held, to the extent practicable, within 45 days of such request, and the delisting of the ADSs will be stayed pending the issuance of a written decision of the hearings panel.
In March and April 2023, the Group made payments in relation to the Restructuring as disclosed in note 32.2.3.

F-53